 Exhibit 99.1
Project Dispatch
Information Statement
Dear Capital Product Partners L.P. unitholders:
We are pleased to inform you that, on            , 2019, the board of directors of Capital Product Partners L.P. (“CPLP”) declared the distribution of all outstanding common shares of Athena SpinCo Inc. (“Athena SpinCo”), a wholly owned subsidiary of CPLP, to holders of CPLP common units and CPLP general partner units on a pro rata basis as of the record date of            , 2019.
Athena SpinCo, which is anticipated to be renamed Diamond S Shipping Inc. prior to the distribution (“Diamond S”), will consist of CPLP’s crude and product tanker business and immediately after the distribution, will combine with the businesses and operations of DSS Holdings L.P. (“DSS LP”), one of the largest owners and operators of modern crude and product tankers in the world, pursuant to a Transaction Agreement, dated as of November 27, 2018 (the “Transaction Agreement”).
Upon completion of the transactions, CPLP unitholders are expected to own approximately 33% of the outstanding shares of common stock of Diamond S (the “Diamond S common stock”) and former DSS LP limited partners are expected to own approximately 67% of the Diamond S common stock. The Diamond S common stock is expected to be listed on the New York Stock Exchange under the ticker symbol “DSSI.”
These transactions mark a strategic step aimed at unlocking value for CPLP unitholders by combining CPLP’s tanker business with a major pure play crude and product tanker company at a premium for CPLP unitholders. CPLP intends to continue as a master limited partnership with a modern fleet comprising ten container vessels and one dry bulk vessel employed under medium- to long-term charters and expects to generate more stable cash flows after the transactions. CPLP expects to be well-positioned going forward to engage in asset acquisitions across different shipping segments with the aim of growing its per unit distributable cash flow.
In light of the proposed continued management by CPLP’s manager of the tankers that CPLP will contribute to the combined company following completion of the transactions, the board of directors of CPLP delegated to a special committee comprised solely of independent board members the full power and responsibility to, among other things, evaluate, oversee the negotiations of and determine whether to approve the transactions described herein. The special committee, after consultation with its independent legal and financial advisors, has unanimously recommended the approval of the transactions to the CPLP board of directors. Furthermore, the transactions were approved by the conflicts committee of the board of directors of CPLP. Following the determinations of the special committee and the conflicts committee, the CPLP board of directors unanimously approved the transactions.
About Diamond S
After giving effect to the transactions, Diamond S is expected to be one of the largest publicly traded crude and product shipping companies, consisting of 68 vessels with an average age of 8.8 years (for the calendar year 2019, weighted by deadweight ton and ownership), of which 52 vessels are product tankers and 16 vessels are crude tankers. Diamond S is expected to be the third-largest publicly traded medium-range product tanker operator with 52 combined owned vessels. Diamond S is also expected to be well capitalized, with post-close net debt to fleet value of approximately 50% and total liquidity in excess of $90 million. The new company will be led by DSS LP’s management team, which has an established track record of successful commercial operations.
Remaining CPLP
CPLP believes that the transactions will realign its asset base towards medium- to long-term charters and support CPLP’s efforts to achieve greater predictability of cash flow and facilitate the implementation of its quarterly cash distribution program in line with its master limited partnership structure. All of CPLP’s container and drybulk vessels that will remain with CPLP following the transactions are chartered under medium- to long-term charters (with remaining revenue-weighted charter duration of approximately 5.2 years) to reputable charterers, such as CMA CGM, Pacific International Lines (PTE) Ltd., Hyundai Merchant Marine Co. and COSCO Bulk Carrier Co. Ltd.
CPLP expects that it will continue to maintain a strong balance sheet relative to peer companies, as part of the debt proceeds raised by DSS LP for the transactions will be used to fully redeem the outstanding CPLP Class B units (the “Class B Units”) at 100% of their redemption value ($116.8 million) and to reduce CPLP’s indebtedness to $290 million or less compared to $445.9 million as of December 31, 2018.
CPLP has adopted a new annual common unit quarterly distribution guidance of  $0.045 in view of the transactions. CPLP also intends to pursue growth opportunities that are accretive to its distributable cash flow across different shipping segments with the aim of growing its long-term distributable cash flow over time.
The Mechanics of the Transactions
Athena SpinCo was formed for the purpose of receiving, via contribution from CPLP, CPLP’s crude and product tanker vessels and associated inventories, $10 million in cash (plus prorated charter hire and net payments received from the lockbox date, as further described below, with specific arrangements relating to the funding of working capital) (the “separation”) and combining these assets with DSS LP’s businesses and operations (the “combination”) pursuant to the Transaction Agreement.
Before the distribution of shares of Diamond S common stock by CPLP to its unitholders, a subsidiary of DSS LP will draw under newly arranged term and revolving credit facilities and pay to CPLP an aggregate amount equal to $309 million plus the amount of certain transaction expenses of CPLP. CPLP expects to use such aggregate amount to redeem the Class B Units at 100% of their redemption value and partially prepay certain outstanding indebtedness under existing credit facilities. Class B unitholders, in their capacity as such, will not participate in the distribution of Diamond S common stock.
The distribution is expected to occur on            , 2019. In the distribution, CPLP will distribute all of the shares of Diamond S common stock that it owns following the separation by way of a pro rata distribution to holders of CPLP common units and CPLP general partner units as of 5:00 p.m., New York City time, on            , 2019, which is the record date for the distribution. CPLP unitholders will be entitled to receive one share of Diamond S common stock for every 10.19149 CPLP common units or CPLP general partner units held by such unitholder as of the record date. The Diamond S common stock will be issued in book-entry form only, which means that no physical share certificates will be issued.
Immediately following the distribution, there will be a series of mergers as a result of which Diamond S will acquire the business and operations of DSS LP. In the combination, Diamond S will issue additional shares of Diamond S common stock to DSS LP, in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of CPLP’s tanker business. DSS LP will in turn distribute the shares of Diamond S common stock received in the combination to its limited partners.
The crude and product tankers respectively owned by CPLP and DSS LP were valued as at July 31, 2018, while charter values, CPLP’s inventories and DSS LP’s net debt (including working capital) balances have been valued as at            , 2019, referred to as the “lockbox date.” The risks and benefits of CPLP’s tanker business are deemed to accrue to the combined company from the lockbox date.
Following the distribution, you will own both CPLP units and Diamond S common stock. No vote or action of CPLP unitholders is required to approve the separation, the distribution or the combination. You do not need to pay any consideration, exchange or surrender your existing CPLP units or take any other action to receive your Diamond S common stock. DSS LP has already obtained all requisite approvals from its general partner for the combination.
After the distribution, CPLP contemplates effecting a 1-for-5 reverse unit split of its outstanding units. The reverse split is intended to bring CPLP’s common unit trading price more in line with that of peer companies. The reverse unit split is not subject to common unit holder approval. The CPLP common units will continue to trade on the Nasdaq Global Select Market under the symbol “CPLP.”

The information statement, which is being mailed to all holders of CPLP common units as of the record date for the distribution, describes the separation, the distribution and the combination in detail and contains important information about Diamond S, its business, financial condition and operations. We urge you to read the information statement carefully.
We want to thank you for your continued support of CPLP, and we look forward to your future support of Diamond S.
Sincerely,

Keith Forman
Chairman of the Board of Directors of Capital
Product Partners L.P.

The information contained herein is not complete and may be changed. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended. This preliminary information statement is not an offer to sell or a solicitation of an offer to buy any securities.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2019
INFORMATION STATEMENT
Diamond S Shipping Inc.
Distribution of 12,725,000 Shares of Common Stock
This information statement is being furnished in connection with the distribution (the “distribution”) by Capital Product Partners L.P. (“CPLP”) to the holders of all of its common units and general partner units (collectively, “CPLP units”) of all of the outstanding shares of common stock, par value $0.001 per share (“Diamond S common stock”), of Athena SpinCo Inc., a shipping company incorporated in the Republic of the Marshall Islands (“Athena SpinCo”). Athena SpinCo was formed by CPLP for the purposes of receiving CPLP’s crude and product tanker vessels and associated inventories, $10 million in cash (plus prorated charter hire and net payments received from the lockbox date as further described in this information statement with specific arrangements relating to the funding of working capital) (the “separation”) and combining these assets with the business and operations of DSS Holdings L.P. (“DSS LP”) pursuant to the Transaction Agreement, dated as of November 27, 2018 (the “Transaction Agreement”), by and among CPLP, DSS LP, Athena SpinCo and the other parties named therein. Athena SpinCo is anticipated to be renamed Diamond S Shipping Inc. prior to the distribution (“Diamond S”). Immediately following the distribution by CPLP of Diamond S common stock to holders of CPLP units, subsidiaries of DSS LP holding the business and operations of DSS LP will merge with subsidiaries of Diamond S (the “combination”). In the combination, Diamond S will issue      shares of Diamond S common stock to DSS LP, which DSS LP will in turn distribute to its limited partners. After giving effect to the distribution and immediately following the combination, there will be      shares of Diamond S common stock outstanding. As the context requires, references in this information statement to the “Company” means Athena SpinCo Inc. prior to the distribution and Diamond S Shipping Inc. after giving effect to the distribution and combination.
Before the distribution of shares of Diamond S common stock by CPLP to its unitholders, a subsidiary of DSS LP will draw under newly arranged term and revolving credit facilities and pay to CPLP an aggregate amount equal to $309 million plus the amount of certain transaction expenses of CPLP. CPLP expects to use such aggregate amount to redeem CPLP’s Class B Units (the “Class B Units”) at 100% of their redemption value and partially prepay certain outstanding indebtedness under existing credit facilities. Class B unitholders, in their capacity as such, will not participate in the distribution of Diamond S common stock. In connection with the partial prepayment of CPLP’s indebtedness, all mortgages and other liens over the crude and product tankers and other assets to be contributed by CPLP to Athena SpinCo will be released and replaced by mortgages and liens in favor of the new lenders.
Diamond S expects that, after giving effect to these transactions, it will be one of the largest publicly traded crude and product shipping companies, consisting of 68 vessels with an average age of 8.8 years (for the calendar year 2019, weighted by deadweight ton and ownership), of which 52 vessels are product tankers and 16 vessels are crude tankers. Diamond S is expected to be the third-largest publicly traded medium range product tanker operator with 52 combined owned vessels.
To implement the distribution, CPLP will distribute all of the shares of Diamond S common stock that it holds following the separation, representing approximately 33% of the outstanding shares of Diamond S common stock immediately following the combination, by way of a pro rata distribution to holders of CPLP units (the “CPLP unitholders”). Diamond S expects that for U.S. federal income tax purposes the distribution will be treated as a non-taxable return of capital to the extent of each CPLP common unitholder’s tax basis in its CPLP common units, and thereafter as capital gain.
CPLP unitholders will receive one share of Diamond S common stock in the distribution for every 10.19149 CPLP common units held of record as of 5:00 p.m., New York City time, on            , 2019 (the “record date”). CPLP unitholders will receive cash in lieu of any fractional share of Diamond S common stock that unitholders would have received after application of the above ratio. The Company expects the Diamond S common stock to be distributed to CPLP unitholders on            , 2019 (the “distribution date”).
Following the distribution, you will own both CPLP units and Diamond S common stock. No vote or action of CPLP unitholders is required to approve the separation, the distribution and the combination. Neither CPLP nor the Company is asking you for a proxy and you are requested not to send CPLP or the Company a proxy. You do not need to pay any consideration, exchange or surrender your existing CPLP units or take any other action to receive your Diamond S common stock. DSS LP has already obtained all requisite approvals from its general partner for the combination.
After the distribution, CPLP contemplates effecting a 1-for-5 reverse unit split of its outstanding units. The reverse split is intended to bring CPLP’s common unit trading price more in line with that of peer companies. The reverse unit split is not subject to common unit holder approval. The CPLP common units will continue to trade on the Nasdaq Global Select Market under the symbol “CPLP.”
There is no current trading market for Diamond S common stock. The Company expects, however, that a limited trading market for Diamond S common stock, commonly known as a “when-issued” trading market, will develop beginning on or shortly before the record date, and the Company expects that “regular-way” trading of Diamond S common stock will begin on the first trading day following the distribution date. The Company has applied to list the Diamond S common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “DSSI.”
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Therefore, the Company is allowed to provide in this information statement more limited disclosures than a registrant that would not so qualify. In addition, for so long as the Company remains an emerging growth company, the Company may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) for limited periods. See “Information Statement Summary — Emerging Growth Company Status.”
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is     , 2019.
This information statement will be mailed to CPLP unitholders as of      , 2019.

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HELPFUL INFORMATION
As used in this information statement, unless otherwise stated herein or the context otherwise provides:
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“Athena” means the crude and product tanker business of CPLP.

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“Athena SpinCo” means Athena SpinCo Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands and, as of the date of this information statement, a wholly owned subsidiary of CPLP.

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“combination” means the merger of subsidiaries of DSS LP holding the business and operation of DSS LP with subsidiaries of Diamond S.

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“Company” means (i) prior to the distribution, Athena SpinCo, and (ii) after giving effect to the name change referred to herein and the completion of the Transactions, Diamond S.

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“CPLP” means Capital Product Partners L.P.

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“Diamond S” means Diamond S Shipping Inc., after giving effect to the name change referenced herein.

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“distribution” means the distribution by CPLP to the holders of its CPLP units of all 12,725,000 outstanding shares of Diamond S common stock on the distribution date.

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“DSS LP” means DSS Holdings L.P.

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“management” means the executive officers described in the section of this information statement entitled “Management.”

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“separation” means the contribution by CPLP to Athena SpinCo of its crude and product tanker vessels and associated inventories, $10 million in cash (plus prorated charter hire and net payments received from the lockbox date (as further described in this information statement) with specific arrangements relating to the funding of working capital).

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“Transactions” means the separation, the distribution and the combination.

In addition, except as otherwise indicated or unless the context otherwise requires, because the combination will occur immediately after the distribution, discussions of the business and operations of the Company refer to the business and operations after giving effect to the Transactions when the Company will be comprised of CPLP’s crude and product tanker business and DSS LP’s business and operations.
ABOUT THIS DOCUMENT
DSS LP has supplied all information contained in this information statement related to DSS LP and has determined the accounting adjustments for the unaudited pro forma condensed combined financial information presented in this information statement. CPLP has supplied all information contained in this proxy information statement related to CPLP and Athena, including the historical combined carve-out financial information in respect of Athena, which constitutes the crude and product tanker business of CPLP. DSS LP and CPLP have both contributed information to this information statement relating to the Transactions.
MARKET DATA
The Company uses market data throughout this information statement. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.
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INFORMATION STATEMENT SUMMARY
The following is a summary of material information discussed in this information statement and, unless otherwise indicated, the discussion regarding the Company and its market opportunities assumes the completion of the Transactions. This summary may not contain all of the details concerning the Transactions or other information that may be important to you. To better understand the separation, the distribution and the combination, and the Company’s business and financial position following the Transactions, you should carefully review this entire information statement.
The Company
The Company provides seaborne transportation of crude oil, refined petroleum and other products in the international shipping markets, operating a fleet of 68 vessels with an aggregate of approximately five million deadweight tons (“dwt”) in carrying capacity. The Company’s vessel operations are composed of two segments: Crude Tankers, which comprise 15 Suezmax vessels and one Aframax vessel, and Product Tankers, which comprise 52 medium range (“MR”) vessels.
The Company is one of the largest publicly listed owners and operators of crude and product tankers in the world. The average age of the Company’s overall fleet is approximately 8.8 years weighted by dwt and ownership for the calendar year 2019. Its MR fleet has an average age of approximately 10.5 years, which is approximately equal to the global MR fleet average age. The Company’s Suezmax fleet has an average age of approximately 6.9 years, which compares favorably to the industry average Suezmax age of approximately 9.5 years.
The Company’s full fleet of 68 vessels is active in the market and earning revenue. The Company does business with large, well-established charterers, which include fully integrated oil companies (oil majors), smaller oil companies (refiners), oil traders, large oil distributors, governments and government agencies, and storage facility operators.
The Company operates vessels in both spot and time charter markets, with approximately 20% of the fleet on time charter (based on projected revenue days in 2019) with average remaining charter length of 1.2 years as of December 31, 2018. The Company believes this mix of spot exposure and time charters positions the Company favorably to benefit from the current rising charter rate environment, while enhancing its ability to maintain an attractive level of cash flows due to the fixed monthly revenue the Company receives from its time charter agreements.
The Company believes that it has established a reputation as a safe, high-quality, cost-efficient operator of modern and well-maintained tankers, and the Company’s management team strives to maintain high standards of performance, cost-efficient operations, reliability and safety in its operations. Chief Executive Officer Craig H. Stevenson, Jr. leads the management team and has over 40 years of experience in the shipping industry. Based on his previous experience as Chairman and Chief Executive Officer of OMI Corporation from 1998 through 2007, Mr. Stevenson and his team have developed strong relationships with charterers, financing sources, shipyards and other shipping industry participants. In addition, part of the Company’s fleet will be managed by Capital Ship Management Corp. (“CSM”), the manager of CPLP’s fleet, who the Company believes has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and enjoys long-standing relations with charterers with a high level of customer service and support. The Company intends to leverage the combined experience, reputation and relationships of the management team and CSM to pursue growth in the crude and product tanker sector and create value for its shareholders.
The Company believes that it is well-positioned to benefit from attractive market opportunities, including the potential for an increase in crude oil transportation distances, an increase in product and crude tonnage demand in connection with requirements of the International Maritime Organization (“IMO”) relating to complying with low sulfur fuel oil standards (the “IMO 2020 Regulations”) and growth opportunities. With respect to the IMO 2020 Regulations, the Company has committed to installing exhaust gas cleaning systems (“scrubbers”) on five Suezmax vessels, and has options to install scrubbers on the majority of the remaining Suezmax vessels with timing to be determined at the Company’s discretion.

Market Opportunity
The Company believes that the following current tanker industry trends create attractive market opportunities:
Growth in the Oil Markets Leading to Longer Transport Distances Between Producers and End Users
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Oil demand reached nearly 100 million barrels per day in 2018. The main driver of oil demand continues to be Asia, where demand is projected by market analysts to grow at approximately 3.1% in 2019. With the Organization of the Petroleum Exporting Countries (“OPEC”) producing at relatively constant levels of more than 32 million barrels per day (“mb/d”) through 2018, management expects new oil production to satisfy the growing demand to mainly come from the Americas (the United States, Canada and Brazil), with the United States being the supplier of the marginal barrel.

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The United States has become one of the three largest oil producers globally with output of more than 10 mb/d. Although U.S. exports were banned until December 2015, the United States is likely to export almost 2 mb/d in 2018. Management expects that in 2019, U.S. exports will surpass imports.

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With the majority of new refinery capacity opening in Asia and the Middle East, management expects this U.S. oil export dynamic to drive healthy growth in seaborne crude trade, with a key driver expected to be longer transport distance. A significant portion of new production is coming from the Atlantic Basin, while much of the new refinery capacity is located east of the Suez Canal, thus requiring significantly increased long-distance transportation of crude oil.

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Supply-demand dynamics in the global crude fleet have led to a significant increase in earnings for Suezmax vessels in recent months, with observed rates increasing approximately 162% from September to January 2019 according to Clarksons Research. Management believes that the Company is well-positioned to capitalize on any rate increase, given its crude fleet is currently on the spot market or other short-term contracts.

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Management also expects higher demand for oil and thus increased refinery throughput to drive growth in seaborne trade of oil products, and hence product tanker demand.

IMO 2020 Creates Opportunities for Both Product and Crude Trade
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The IMO will introduce a sulphur cap on bunker fuel beginning January 1, 2020. Management anticipates that only a small share of the global shipping fleet of approximately 60,000 vessels will have installed scrubbers by this time, likely forcing most owners to burn a more expensive hybrid low sulphur fuel or marine gasoil.

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The global shipping industry accounts for approximately 4% of global oil demand. Management believes that this shift in fuel requirements, and the implied increase in demand for cleaner fuels will likely result in the need to switch an estimated 3.5 to 4 mb/d of global oil consumption to cleaner fuels by 2020, a very substantial change in oil demand’s history over such a short period.

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Management expects that the IMO 2020 Regulations will positively affect the tonnage demand, both for crude and clean products, as crude oil is shipped to newer or upgraded refineries that are able to produce greater volumes of the lighter distillate, and as clean fuel is shipped out to meet new demand from the global shipping industry. If low sulphur fuels are shipped to various bunkering ports by product tankers, this could create new trading routes and increase vessel demand.

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Further, the IMO 2020 Regulations favor sweet crudes as input because sweet crude has a low sulfur content of generally less than 0.5%, and the majority of new refinery capacity coming on line in 2019 and 2020 will be in Asia and the Middle East, supporting longer crude transport distances as management expects the incremental supply to largely come from the United States.

Supply and Demand Dynamics for MRs Are the Most Favorable Among Product Tankers
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Management believes that the MR segment (Diamond S owns and operates 52 MRs) is well-positioned to absorb newbuild deliveries, since as of January 2019 more than 16% of the global MR fleet was aged 15 years or older, compared to an orderbook of 10% of the MR fleet at this time and that this supply-demand dynamic points to a positive outlook for the MR segment.

The Tanker Market Presents Favorable Growth Opportunities
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Prices for secondhand vessels, newbuild and new orders for tankers remain below historical averages, presenting potentially attractive acquisition opportunities.

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The tanker industry is capital-intensive and highly fragmented with significant opportunities for consolidation. According to Clarksons Research, more than 85% of the over 300 actively trading MR product tanker owners own fewer than 10 vessels. In the crude segment, the top 10 owners own approximately 25% of the world’s crude fleet.

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Stringent standards applied by large charterers favor larger, experienced operators with modern fleets and the ability to comply with increasingly rigorous and comprehensive environmental and regulatory requirements.

The Transactions
Athena SpinCo was formed for the purpose of receiving, via contribution from CPLP, CPLP’s crude and product tanker business and combining that business with DSS LP’s businesses and operations pursuant to the Transaction Agreement.
Athena SpinCo is anticipated to be renamed Diamond S Shipping Inc. following the separation of CPLP’s crude and product tanker business and prior to the distribution of shares of Diamond S common stock to CPLP unitholders.
Before the distribution of shares of Diamond S common stock by CPLP to its unitholders, a subsidiary of DSS LP will draw under newly arranged term and revolving credit facilities and pay to CPLP an aggregate amount equal to $309 million plus the amount of certain transaction expenses of CPLP. CPLP expects to use such aggregate amount to redeem CPLP’s Class B Units at 100% of their redemption value and partially prepay certain outstanding indebtedness under existing credit facilities. Class B unitholders, in their capacity as such, will not participate in the distribution of Diamond S common stock. In connection with the prepayment of CPLP’s indebtedness, all mortgages and other liens over the crude and product tankers and other assets to be contributed by CPLP to Athena SpinCo will be released and replaced by mortgages and liens in favor of the new lenders.
The distribution is expected to occur on            , 2019. In the distribution, CPLP will distribute all of its shares of Diamond S common stock by way of a pro rata distribution to holders of CPLP common units and CPLP general partner units as of the record date. Each CPLP unitholder will be entitled to receive one share of Diamond S common stock for every 10.19149 CPLP common units or 10.19149 CPLP general partner units held by such unitholder as of the record date. The Diamond S common stock will be issued in book-entry form only, which means that no physical share certificates will be issued.
Immediately following the distribution of Diamond S common stock by CPLP to its unitholders, there will be a series of mergers as a result of which Diamond S will acquire the business and operations of DSS LP. In this combination, Diamond S will issue additional shares of Diamond S common stock to DSS LP in a private placement satisfying the requirements of Section 4(a)(2) and/or Regulation D of the Securities Act. DSS LP will in turn distribute these shares of Diamond S common stock to its limited partners.

Below is a simplified step-by-step description of the sequence of material events relating to the Transactions:
Step 1: Formation
On November 14, 2018, CPLP formed Athena SpinCo as a wholly owned subsidiary. Athena SpinCo issued 500 shares to CPLP at formation. Athena SpinCo formed four wholly owned subsidiaries organized under the laws of the Republic of the Marshall Islands, referred to as “Products Merger Entity,” “Crude Merger Entity,” “Management Merger Entity” and “Surviving Merger Entity.”
Step 2: Separation
Prior to the distribution, CPLP will separate its product and crude tanker businesses into separate lines of subsidiaries and contribute them to Athena SpinCo. Athena SpinCo will change its name to Diamond S Shipping Inc. Athena SpinCo will issue approximately 12,724,500 additional shares in connection with the contribution by CPLP.
In the separation, CPLP will contribute to Athena SpinCo:
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CPLP’s crude and product tanker vessels;

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an amount in cash equal to $10 million, plus, as further described below, prorated charter hire and the lockbox amount with specific arrangements relating to the funding of working capital; and

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associated inventories.

The “lockbox amount” is the net amount of the cash receipts and payments attributable to CPLP’s tanker business less the portion of finance expenses attributable to CPLP’s tanker business, in each case from        , 2019 (the “lockbox date”) to the closing of the Transactions.
Charter hire under time charters received in advance, but not yet earned, as at the lockbox date will be paid by CPLP to Athena SpinCo.
Earnings under spot voyages in progress as at the lockbox date will be pro rated at completion of each relevant voyage pro rata temporis.
CPLP will keep the benefit of other trade accounts receivable as at the lockbox date and be reimbursed certain prepayments, but will continue to fund the trade accounts payable and current accrued liabilities as at the lockbox date.
Step 3: Distribution
On the distribution date, CPLP will distribute on a pro rata basis all 12,725,000 shares of Diamond S common stock to its unitholders as of the record date. CPLP unitholders will receive cash in lieu of any fractional share of Diamond S common stock that CPLP unitholders would have received after application of the above ratio. The distribution is subject to the conditions described under the caption “The Transactions — Conditions to the Distribution.”
Step 4: Combination
Immediately following the distribution, (1) DSS Crude Transport Inc., a wholly owned subsidiary of DSS LP, will merge with Crude Merger Entity, with DSS Crude Transport Inc. surviving the merger, (2) DSS Products Transport Inc., a wholly owned subsidiary of DSS LP, will merge with Products Merger Entity, with DSS Products Transport Inc. surviving the merger and (3) Diamond S Technical Management LLC, a wholly owned subsidiary of DSS LP, will merge with Management Merger Entity, with Diamond S Technical Management LLC surviving the merger. Pursuant to the Transaction Agreement, DSS LP will receive      shares of Diamond S common stock in the combination. The shares of Diamond S common stock that DSS LP will receive will in turn be distributed to DSS LP’s limited partners. Following these mergers and pursuant to the same plan each of these merger subsidiaries will merge with the Surviving Merger Entity, with the Surviving Merger Entity surviving.

The              shares of Diamond S common stock issuable in the combination reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of CPLP’s tanker business. The crude and product tankers respectively owned by CPLP and DSS LP were valued as at July 31, 2018, while charter values, CPLP’s inventories and DSS LP’s net debt (including working capital) balances have been valued as at the lockbox date. The risks and benefits of CPLP’s tanker business are deemed to accrue to the combined company from the lockbox date.
It is contemplated that following the completion of the Transactions, the initial borrower under the new term and revolving credit facilities will merge with and into Diamond S, with Diamond S surviving the merger. Following this merger, Diamond S will succeed as borrower under the new term and revolving credit facilities.
Ownership of the Company Following the Transactions (Page 118)
The Company expects that, following the Transactions, CPLP unitholders will own approximately 33% of the outstanding shares of Diamond S common stock and limited partners of DSS LP will collectively own approximately 67% of the outstanding shares of Diamond S common stock. It is expected that, among other significant shareholders, funds managed by WL Ross & Co. LLC (“WLR”), a wholly owned subsidiary of Invesco Private Capital, Inc., a private investing division of Invesco Ltd., and First Reserve (“First Reserve”), two major shareholders of DSS LP, will hold approximately 24% and 20%, respectively, of Diamond S. Capital Maritime & Trading Corp. (“CMTC”), CPLP’s sponsor and the parent of CPLP’s general partner, and its affiliates are expected to hold approximately 6.2% of the outstanding shares of Diamond S common stock.
Board of Directors and Management of the Company Following the Transactions (Page 102)
The board of directors of Diamond S will consist of seven members following the completion of the Transactions, a majority of whom are expected to be independent for purposes of the NYSE listing rules. The initial board of directors will consist of Nadim Z. Qureshi, who will serve as the Chairman, Harold L. Malone III, Alexandra Kate Blankenship, Gerasimos G. Kalogiratos, Gerasimos Ventouris, Craig H. Stevenson, Jr. and Bart H. Veldhuizen.
Listing of Diamond S Common Stock on Stock Exchange
The Company has applied to list the Diamond S common stock on the NYSE under the trading symbol “DSSI.”
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to holders of CPLP units who will receive Diamond S common stock in the distribution by CPLP. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of the Company’s or CPLP’s securities. The information contained in this information statement is believed by the Company to be accurate as of the date set forth on its cover. Changes may occur after that date and neither CPLP nor the Company intend to update the information except in the normal course of their respective disclosure obligations and practices.
Accounting Treatment (Page 178)
The combination will be accounted for as an asset acquisition. DSS LP will be treated as the acquirer for accounting purposes.
Material U.S. Federal Income Tax Consequences (Page 185)
CPLP and Diamond S do not intend to treat the distribution of Diamond S common stock as a tax-free division for U.S. tax purposes. U.S. Holders (as defined under “Material U.S. Federal Income Tax Consequences”) that receive shares of Diamond S common stock in the distribution will be treated as receiving a distribution from CPLP, which CPLP expects to be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in its CPLP common units on a dollar-for-dollar basis and as capital gain after such U.S. Holder’s tax basis in its CPLP common units is reduced to zero. Non-U.S. Holders (as defined under “Material U.S. Federal Income Tax Consequences”) will not be subject to U.S. federal income taxation with respect to the distribution of Diamond S common stock.
Although CPLP and Diamond S do not intend to treat the distribution of Diamond S common stock as a tax-free division for U.S. tax purposes, CPLP, which is not a U.S. corporation, will not be subject to U.S. federal income tax as a result of the distribution of Diamond S common stock.
You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding certain U.S. federal income tax consequences of the distribution, please refer to the discussion under “Material U.S. Federal Income Tax Consequences.”
Federal Securities Law Considerations
All shares of Diamond S common stock received by CPLP unitholders upon completion of the distribution will be freely tradable without restriction under the Securities Act, except that shares of Diamond S common stock received by persons who are affiliates of the Company for purposes of Rule 144 under the Securities Act may be transferred by them only pursuant to Rule 144, or as otherwise permitted under the Securities Act.
Risks Associated with the Company (Page 18)
Ownership of Diamond S common stock is subject to a number of risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Summary Structure Following the Transactions
Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure and the corporate structure immediately following the consummation of the Transactions:
Existing Structure
Final Structure
The Company’s corporate headquarters is located at 33 Benedict Place, Greenwich, CT 06830, and its telephone number at this address is (203) 413-2000.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and exemptions from the requirements of holding non-binding advisory “say-on-pay” votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the Company’s securities less attractive as a result, the trading market for these securities may be reduced, and the prices of these securities may be traded at lower prices and experience greater volatility.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Emerging growth companies may also take advantage of an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board that require mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer. The Company intends to take advantage of the benefits of this extended transition period for as long as it is available. The Company’s financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that the decision not to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
The Company will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of the Company’s common equity securities pursuant to an effective registration statement under the Securities Act and (b) in which the Company has total annual gross revenue of at least $1.07 billion, (2) the date on which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common stock that is held by non-affiliates exceeds $700 million as of the last business day of the Company’s most recently complete second fiscal quarter, and (3) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS
What is Athena and why is CPLP separating its crude and product tanker business, distributing shares of Diamond S common stock and combining it with DSS LP’s businesses and operations?
Athena SpinCo, a wholly owned subsidiary of CPLP, was formed for the purpose of receiving, via contribution from CPLP, CPLP’s crude and product tanker vessels and associated inventories, $10 million in cash (plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital), and combining such business with DSS LP’s businesses and operations.
The Transactions mark a strategic step for CPLP aimed at unlocking value for CPLP unitholders by combining CPLP’s tanker business with a major pure play crude and product tanker company at a premium for CPLP unitholders. CPLP intends to continue as a master limited partnership (“MLP”) with a modern fleet comprising ten container vessels and one dry bulk vessel employed under medium- to long-term charters and expects to generate more stable cash flows after the Transactions. CPLP expects to be well-positioned going forward to engage in asset acquisitions across different shipping segments with the aim of growing its per unit distributable cash flow.
What is Diamond S?
Diamond S is the publicly traded company that will result from the distribution of shares of Diamond S common stock by CPLP and the combination with subsidiaries of DSS LP holding the business and operations of DSS LP. Prior to the distribution, Athena SpinCo will change its name to Diamond S Shipping Inc. Immediately following the distribution, there will be a series of mergers as a result of which Diamond S will acquire the business and operations of DSS LP. In the combination, Diamond S will issue additional shares of Diamond S common stock to DSS LP, which DSS LP will in turn distribute to its limited partners.
What is DSS LP?
DSS LP, a private shipping company formed in the Marshall Islands and headquartered in Greenwich, Connecticut, is an international owner of product and crude tankers. As of the date of this information statement, DSS LP owns 43 vessels, including 31 modern MR product tankers and 12 Suezmax crude oil tankers.
Why am I receiving this document?
You are receiving this document because you are a CPLP common unitholder. If you are a CPLP common unitholder as of 5:00 p.m., New York City time, on            , 2019, you are entitled to receive one share of Diamond S common stock for every 10.19149 CPLP units that you held on such date. This document will help you understand how the Transactions will affect your investment in CPLP and your investment in Diamond S after the Transactions.
How will the distribution of Diamond S common stock from CPLP work?
To accomplish the distribution, CPLP will distribute all of the outstanding shares of Diamond S common stock that it owns following the separation to record holders of CPLP units on a pro rata basis, with each CPLP unitholder entitled to receive one share of Diamond S common stock for every 10.19149 CPLP units held by such holder as of the record date.
What is the record date for the distribution?
The record date for the distribution will be 5:00 p.m., New York City time, on            , 2019.
What do CPLP unitholders need to do to participate in the distribution?
CPLP unitholders as of the record date will not be required to take any action to receive shares of Diamond S common stock in the distribution, but you are urged to read this entire information statement carefully. No CPLP unitholder approval of the separation, the distribution or the combination is required.

You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing CPLP units or take any other action to receive your shares of Diamond S common stock. Please do not send in your CPLP unit certificates.
How will I receive my shares of Diamond S common stock?
You will receive shares of Diamond S common stock through the same channels that you currently use to hold or trade CPLP units, whether through a brokerage account or other channel. Receipt of shares of Diamond S common stock will be documented for you in the same manner that you typically receive unitholder updates, such as monthly broker statements. If you own CPLP units as of the record date, CPLP, with the assistance of Computershare Trust Company, N.A. (“Computershare”), the settlement and distribution agent, will electronically distribute your shares of Diamond S common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of Diamond S common stock, or your bank or brokerage firm will credit your account for the shares. Following the distribution, shareholders whose shares of Diamond S common stock are held in book-entry form may request that their shares of Diamond S common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.
How many shares of Diamond S common stock will I receive in the distribution?
CPLP will distribute to you one share of Diamond S common stock for every 10.19149 CPLP units held by you as of the record date.
Based on 129,686,681 CPLP common and general partner units outstanding as of December 31, 2018, a total of approximately 12,725,000 shares of Diamond S common stock will be distributed to holders of CPLP common units and CPLP general partner units. For additional information on the distribution, please refer to “The Transactions.”
What are shares of Diamond S common stock worth?
The value of shares of Diamond S common stock will be determined by their trading price after the distribution and the combination. Neither CPLP nor the Company knows what the trading price will be, and neither of them can provide any assurance as to value.
Will fractional shares be distributed in the distribution?
Fractional shares of Diamond S common stock will not be distributed in the distribution. Fractional shares of Diamond S common stock that CPLP common unitholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those common unitholders who would otherwise have been entitled to receive fractional shares, and will be taxable upon receipt for U.S. federal income tax purposes to the extent described under “Material U.S. Federal Income Tax Consequences.” Receipts of cash in lieu of any fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
Are CPLP unitholders entitled to appraisal rights in connection with the separation, distribution and combination?
No. CPLP unitholders are not entitled to appraisal rights in connection with the Transactions.
Will Diamond S incur or assume indebtedness in connection with the Transactions?
A subsidiary of DSS LP will enter into new term and revolving credit facilities in connection with the Transactions and at closing will pay over proceeds to CPLP in an aggregate amount equal to $309 million plus the amount of certain transaction expenses of CPLP. Net proceeds from the new term and revolving credit facilities will also be used to refinance outstanding indebtedness of DSS LP’s subsidiaries under a revolving line of credit.

What are the conditions to the separation, distribution and combination?
The Transactions are subject to a number of conditions, including the following:
•
no preliminary or permanent injunction or other government order shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions;

•
the shares of Diamond S common stock to be distributed in the distribution and issued in the combination shall have been accepted for listing on the NYSE or Nasdaq, subject to official notice of distribution and issuance, as applicable;

•
the Securities and Exchange Commission (the “SEC” or the “Commission”) shall have declared effective the registration statement on Form 10 of which this information statement forms a part, and such registration statement shall not be subject to any stop order or proceeding seeking a stop order;

•
aggregate net proceeds available under the new credit facilities arranged by DSS LP in connection with the Transactions (or an alternative financing), combined with additional cash to be contributed by subsidiaries of DSS LP, if any, shall be equal to at least the sum of  (1) $309 million plus (2) the amount of CPLP’s reimbursable transaction expenses;

•
CPLP shall have received lender consent in respect of the partial prepayment and amendment of CPLP existing facilities;

•
CPLP shall have redeemed its Class B Units; and

•
the number of shares of Diamond S common stock issuable in the combination shall have been finally determined in accordance with the process set forth in the Transaction Agreement.

The obligation of each of DSS LP and CPLP to consummate the Transactions is also subject to several customary and other conditions.
In addition, each of DSS LP and CPLP has the right to terminate the Transaction Agreement in certain circumstances. See the section entitled “The Transactions — The Transaction Agreement — Termination.”
CPLP and DSS LP cannot assure you that any or all of the conditions described above will be met. In addition, CPLP and DSS LP may, under certain circumstances, decide not to go forward with the Transactions. In addition, each of DSS LP and CPLP has the right to terminate the Transaction Agreement in certain circumstances, including, in the case of CPLP, if the cash and working capital balances (excluding the current portion of long-term debt and before transaction expenses) of DSS LP as of the month end prior to closing are lower than $50 million. For a complete discussion of all of the conditions to the Transactions, please refer to “The Transactions.”
What is the expected date of completion of the Transactions?
The completion and timing of the Transactions are dependent upon a number of conditions. It is expected that CPLP will distribute its shares of Diamond S common stock on            , 2019, to the holders of record of CPLP units at 5:00 p.m., New York City time, on the record date. Immediately after the distribution the combination will occur pursuant to which Diamond S will combine with DSS LP’s businesses and assets in a series of merger transactions, as described more fully in this information statement under “The Transactions.” However, no assurance can be provided as to the timing of the Transactions or that all conditions to the Transactions will be met.
Can CPLP decide to cancel the Transactions even if all the conditions have been met?
No. The Transactions are subject to the satisfaction or waiver of certain conditions. Please refer to “The Transactions.” Once all of the conditions have been satisfied, CPLP does not have the right to terminate the Transactions without the prior written consent of DSS LP.

What if I want to sell my CPLP common units or my shares of Diamond S common stock?
You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is “regular-way” and “ex-distribution” trading of CPLP common units?
Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in CPLP common units: a “regular-way” market and an “ex-distribution” market. CPLP common units that trade in the “regular-way” market will trade with an entitlement to shares of Diamond S common stock distributed pursuant to the distribution by CPLP. CPLP units that trade in the “ex-distribution” market will trade without an entitlement to shares of Diamond S common stock distributed pursuant to the distribution.
If you decide to sell any CPLP common units before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your CPLP common units with or without your entitlement to shares of Diamond S common stock pursuant to the distribution.
Where will I be able to trade shares of Diamond S common stock?
The Company has applied to list the Diamond S common stock on the NYSE under the trading symbol “DSSI.” Diamond S anticipates that trading in shares of Diamond S common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in shares of Diamond S common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell Diamond S common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Diamond S cannot predict the trading prices for shares of Diamond S common stock before, on or after the distribution date.
What will happen to the listing of CPLP units?
CPLP common units will continue to trade on the Nasdaq Global Select Market after the distribution under the symbol “CPLP.”
Will the number of CPLP units that I own change as a result of the distribution?
The number of CPLP units that you own will not change as a result of the distribution.
However, promptly after the distribution, CPLP contemplates effecting a 1-for-5 reverse unit split of its outstanding units. The reverse split is intended to bring CPLP’s common unit trading price more in line with that of peer companies. The reverse unit split is not subject to common unit holder approval. The CPLP common units will continue to trade on the Nasdaq Global Select Market under the symbol “CPLP.”
After the reverse unit split, the number of CPLP units you own will decrease, but you will still own the same proportion of outstanding CPLP units.
What are the material U.S. federal income tax consequences of the distribution?
CPLP and Diamond S do not intend to treat the distribution of Diamond S common stock as a tax-free division for U.S. tax purposes. U.S. Holders (as defined under “Material U.S. Federal Income Tax Consequences”) that receive shares of Diamond S common stock in the distribution will be treated as receiving a distribution from CPLP, which CPLP expects to be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in its CPLP common units on a dollar-for-dollar basis and thereafter as capital gain after such U.S. Holder’s tax basis in its CPLP common units is reduced to zero. Non-U.S. Holders (as defined under “Material U.S. Federal Income Tax Consequences”) will not be subject to U.S. federal income taxation with respect to the distribution of Diamond S common stock.
Although CPLP and Diamond S do not intend to treat the distribution of Diamond S common stock as a tax-free division for U.S. tax purposes, CPLP, which is not a U.S. corporation, will not be subject to U.S. federal income tax as a result of the distribution of Diamond S common stock.

You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding certain U.S. federal income tax consequences of the distribution, please refer to the discussion under “Material U.S. Federal Income Tax Consequences.”
What will Diamond S’s relationship be with CPLP following the distribution?
CPLP does not expect to own any of the shares of Diamond S common stock or otherwise have an ownership interest in Diamond S following completion of the Transactions.
On a pro forma basis, assuming an issuance of an aggregate of approximately 38,560,000 shares of Diamond S common stock in the Transactions, the Marinakis family, including Mr. Evangelos M. Marinakis, who may be deemed to beneficially own an 18.8% interest in CPLP as of the date of this information statement, may be deemed to beneficially own, through CMTC, the parent of the general partner of CPLP (the “CPLP GP”), the CPLP GP and Crude Carriers Investments Corp. (“CCIC”), approximately 6.2% of the outstanding shares of Diamond S common stock.
Following the distribution, Diamond S and CPLP will be separate publicly traded companies, each with its own board of directors and management team. Gerasimos G. Kalogiratos, the Chief Executive Officer of the CPLP GP and a member of the board of directors of CPLP, and Gerasimos Ventouris, the Chief Operating Officer of the CPLP GP and the Chief Commercial Officer of CSM, are also expected to serve on the board of directors of Diamond S.
Diamond S will be responsible for all bona fide third-party expenses in connection with the Transactions incurred, whether before or after the distribution date, by DSS LP and, up to the maximum amount described below, by CPLP.
Diamond S will reimburse CPLP’s transaction expenses up to a maximum amount of  $13 million. Such maximum amount will increase, on a dollar-for-dollar basis in the amount of any excess of DSS LP’s transaction expenses over $10 million. CPLP will be deemed to assume structuring and arranging fees in connection with the new credit facilities arranged by DSS LP in connection with the Transactions in the amount of  $3 million (and such amount will count against the maximum amount of CPLP’s reimbursable transaction expenses) and will solely bear such fees to the extent that they are between $3 million and $3.25 million (and such amount will not count against the maximum amount of CPLP’s reimbursable transaction expenses). Any excess amount over $3.25 million will be the sole liability of Diamond S.
CSM, the current manager of CPLP’s fleet, will continue to assume the commercial and technical management of the crude and product tankers contributed by CPLP to Diamond S for a period of five years following the Transactions pursuant to the Management and Services Agreement described under the section entitled “Certain Relationships and Related Person Transactions — Management and Services Agreement.”
Who will serve as directors of Diamond S following the completion of the Transactions?
Diamond S will have seven directors following the completion of the Transactions. The initial directors of Diamond S will be Craig H. Stevenson, Jr., Nadim Z. Qureshi, Harold L. Malone III, Alexandra Kate Blankenship, Gerasimos G. Kalogiratos, Gerasimos Ventouris and Bart H. Veldhuizen. For further information on the initial directors, see “Management.”
Who will manage Diamond S after the Transactions?
Craig H. Stevenson, Jr., Chief Executive Officer of DSS LP, will serve as the Chief Executive Officer of Diamond S. Mr. Stevenson has over 40 years of experience in the shipping industry and previously served as the Chairman and the Chief Executive Officer of OMI, a NYSE-listed tanker company. The DSS LP management team will continue to serve in senior management positions at Diamond S.
Who will own Diamond S following the Transactions?
Immediately following the Transactions, CPLP unitholders are expected to own approximately 33% of the outstanding shares of Diamond S common stock and DSS LP limited partners are expected to own approximately 67% of the outstanding shares of Diamond S common stock.

It is expected that, among other significant shareholders, funds managed by WLR and First Reserve, two major shareholders of DSS LP, will hold approximately 24% and 20%, respectively, of Diamond S. CMTC, CPLP’s sponsor and the parent of the CPLP GP, and its affiliates are expected to hold approximately 6.2% of the outstanding shares of Diamond S common stock.
Are there risks associated with owning shares of Diamond S common stock?
Yes. Ownership of shares of Diamond S common stock is subject to both general and specific risks relating to Diamond S’s business, the industry in which it operates, its ongoing contractual relationships with CSM and its status as a separate, publicly traded company. Ownership of Diamond S common stock is also subject to risks relating to the Transactions. These risks are described in the “Risk Factors” section of this information statement beginning on page 18. You are encouraged to read that section carefully.
Does Diamond S plan to pay dividends?
Diamond S (currently Athena SpinCo) is a newly formed corporation that has not commenced operations, and as a result, it has not paid any dividends as of the date of this information statement. The declaration and payment of any dividends in the future by Diamond S will be subject to the sole discretion of the board of directors of Diamond S and will depend upon many factors. The board of directors of CPLP is expressing no view as to if or when Diamond S will pay dividends. Please refer to “Dividend Policy.”
Who will be the distribution agent, transfer agent and registrar for the Diamond S common stock?
The distribution agent, transfer agent and registrar for the Diamond S common stock will be Computershare. For questions relating to the transfer or mechanics of the share distribution, you should contact:
Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
Tel: +1-800-522-6645 (U.S.)
      +1-201-680-6578 (Non-U.S.)
E-mail: www.computershare.com/investor
Where can I find more information about CPLP and Diamond S?
Before the distribution by CPLP, if you have any questions, you should contact:
Investor Relations/Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel: +1-212-661-7566
E-mail: cplp@capitallink.com
After the distribution by CPLP, Diamond S shareholders who have any questions relating to Diamond S should contact Diamond S at:
Diamond S Investor Relations
c/o Diamond S Management LLC
33 Benedict Place
Greenwich, CT 06830
Tel: +1-203-413-2000
E-mail: IR@diamondsshipping.com
Diamond S will also maintain a website at www.diamondsshipping.com.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA
The following tables set forth the summary historical combined financial and other data of the crude and product tanker business of CPLP (referred to as Athena in this information statement). The summary historical combined financial data was carved out from the financial information of CPLP as described below.
Athena SpinCo was formed for the purpose of effecting the Transactions, which include the contribution from CPLP of all of CPLP’s crude and product tankers and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital. Prior to the effective date of the registration statement on Form 10 of which this information statement forms a part, and the completion of the separation, Athena SpinCo did not conduct any business and did not have any material assets or liabilities.
The summary historical financial data of Athena set forth below as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been derived from the audited combined carve-out financial statements of Athena, which are included elsewhere in this information statement.
The historical results set forth below do not indicate results expected for any future periods. The summary financial data set forth below are qualified in their entirety by, and should be read in conjunction with, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Athena” and the audited combined carve-out financial statements of Athena and the notes related thereto included elsewhere in this information statement.
This data may not be comparable to, or indicative of, future operating results. Different factors affect Athena’s results of operations, including among others, the number of vessels in the fleet, prevailing charter rates, management and administrative services fees, as well as financing arrangements.
The combined carve-out financial statements of Athena were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Presentation of earnings per unit information is not applicable in the combined carve-out financial statements, since the assets and liabilities of Athena prior to the distribution are owned by CPLP.
	For the Years Ended December 31,
(in thousands)	2018	2017	2016
Income Statement Data:
Revenues	$148,318	$97,806	$101,506
Revenues – related party	13,342	34,676	26,681
Total revenues	161,660	132,482	128,187
Expenses:
Voyage expenses(1)	37,202	10,537	6,568
Voyage expenses – related party(1)	—	—	360
Vessel operating expenses(2)	59,962	47,119	38,329
Vessel operating expenses – related party(2)	8,444	7,192	6,533
General and administrative expenses	3,832	3,979	3,960
Vessel depreciation and amortization	40,274	38,014	36,814
Total operating expenses	149,714	106,841	92,564
Operating income	11,946	25,641	35,623
Interest expense and finance costs	(2,578)	(583)	(93)
Other income/(expense)	167	(321)	118
Net income	$9,535	$24,737	$35,648

	As of December 31,
(in thousands)	2018	2017
Balance Sheet Data:
Fixed assets	$643,682	$607,528
Total assets	$679,599	$618,580
Total long-term liabilities	$55,320	$15,426
Net parent investment(3)	$600,074	$584,457
	For the Years Ended December 31,
(in thousands)	2018	2017	2016
Cash Flow Data:
Net cash provided by operating activities	$35,476	$64,495	$68,545
Net cash used in investing activities	$(41,837)	$(359)	$(17,192)
Net cash provided by/(used in) financing activities	$4,838	$(60,566)	$(52,602)

(1)
Voyage expenses primarily consist of brokerage commissions, port expenses, canal dues and bunkers.

(2)
Vessel operating expenses consist of management fees payable to CSM pursuant to the terms of three separate management agreements and actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of Athena’s vessels.

(3)
Net parent investment represents CPLP’s interest in Athena’s net assets and includes Athena’s cumulative earnings as adjusted for cash distributions to and cash contributions from CPLP.

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following table presents summary unaudited pro forma condensed combined financial information about the Company’s combined balance sheet and statement of operations and gives effect to the Transactions. The summary unaudited pro forma condensed combined financial information gives effect to adjustments that are (1) directly attributable to the combination, (2) factually supportable and (3) with respect to the statement of operations data, and are expected to have a continuing impact on the consolidated results. The information under “Balance Sheet Data” below gives effect to the Transactions as if they had occurred on December 31, 2018 and the information under “Statement of Operations Data” below gives effect to the Transactions as if they had occurred on January 1, 2018.
The combination reflects an asset acquisition under the guidelines of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”) and Accounting Standards Update 2017-01, “Business Combination Topic 805: Clarifying the Definition of a Business” (“ASU 2017-01”) whereby DSS LP is the accounting acquirer of Athena’s contributions of 25 crude and product tankers and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital. As the accounting acquirer, all of DSS LP’s assets, liabilities and results of operations will be recorded at their historical cost basis. The summary unaudited pro forma condensed combined financial information also includes the effect of the acquisition by DSS LP of the Athena business, which will value the acquired assets and liabilities at the cost of the acquisition, including transaction costs, on the basis of relative fair values.
The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or financial results that would have actually been reported had the Transactions occurred on January 1, 2018 or December 31, 2018, as applicable, nor is it indicative of the Company’s future financial position or financial results.
The summary unaudited pro forma condensed combined financial information includes the results of the carve-out of Athena from the financial information of CPLP. The historical financial results of Athena reflect charges for certain corporate expenses which include, but are not limited to, costs related to human resources, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services that were allocated or charged to Athena were based on either actual costs incurred or a proportion of costs estimated to be applicable to Athena based on a number of factors, most significantly, Athena’s percentage of total CPLP’s fleet ownership days. The Company believes these charges are reasonable; however, these results may not reflect what Athena’s expenses would have been had the Company been operating as a separate standalone public company.
(in thousands)	For the Year Ended December 31, 2018
Statement of Operations Data
Total revenues	$527,702
Operating loss	(32,185)
Total other expense, net	(51,487)
Net loss attributable to the combined company	$(83,202)
Balance Sheet Data (at period end)
Total current assets	$146,652
Total non-current assets	2,047,338
Total assets	2,193,990
Total current liabilities	141,573
Total long-term liabilities	838,726
Total liabilities	980,299
Total equity	1,213,691
Total liabilities and equity	$2,193,990

RISK FACTORS
The following are certain risk factors that could affect the Company’s business, financial condition, results of operations, and cash flows. You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to the Transactions, while others relate principally to the business of the Company and the industry in which the Company will operate after the Transactions. Other risks relate principally to the securities markets generally and ownership of shares of Diamond S common stock. The risks described below are not the only risks that the Company will face after the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial also may materially and adversely affect the Company’s business, financial condition, results of operations, cash flows or the price of the Diamond S common stock following the consummation of the Transactions.
This information statement also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described below and elsewhere in this information statement. See “Cautionary Statement Regarding Forward-Looking Statements” for information relating to these forward-looking statements.
Risks Related to the Company’s Industry
The highly cyclical nature of the Company’s industry may lead to volatile changes in charter rates and vessel values, which could adversely affect the Company’s business.
The tanker industry is cyclical and volatile in terms of charter rates and profitability, and unfavorable global economic conditions may adversely affect the Company’s ability to charter or re-charter Company vessels or to sell them on the expiration or termination of their charters. Any renewal or replacement charters that the Company enters into may not be sufficient to allow the Company to operate its vessels profitably. The Company expects nine of its charters to expire in 2019. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and petroleum products. The factors affecting the supply and demand for tankers are outside of the Company’s control, and the nature, timing and degree of changes in conditions that affect supply and demand in the petroleum industry are unpredictable.
The factors that influence demand for tanker capacity include:
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supply and demand for energy resources and oil and petroleum products, which affect customers’ need for vessel capacity;

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regional availability of refining capacity and inventories;

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changes in the production levels of crude oil (including in particular production by OPEC, the United States and other key producers);

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global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

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the distance oil and petroleum products are moved by sea;

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changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

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developments in international trade generally;

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environmental and other legal and regulatory developments;

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construction or expansion of new or existing pipelines or railways;

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weather and natural disasters;

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competition from alternative sources of energy; and

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international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:
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supply and demand for energy resources and oil and petroleum products;

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availability and pricing of other energy resources such as natural gas;

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charter and spot market rates, including earnings from any spot market-related vessel pools the Company may join;

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technological innovations;

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availability and cost of capital;

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the number of newbuild deliveries;

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the conversion of vessels from transporting oil and petroleum products to carrying drybulk cargo or vice versa;

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the number of vessels being used for storage or as floating storage and offloading service vessels;

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the scrapping rate of older vessels;

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the number of vessels that are out of service;

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availability and pricing of other energy sources such as natural gas for which tankers can be used or to which construction capacity may be dedicated;

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environmental concerns and regulations;

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port or canal congestion;

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cost and supply of labor; and

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currency exchange rate fluctuations.

If the Company has to re-charter its tankers when charter hire rates are low, or are unable to re-charter its tankers, its business, financial condition, results of operations, and cash flows could be adversely affected.
Changes to global economic conditions and oil and petroleum product demand, prices and supply could result in decreased demand for the Company’s vessels and services, materially affect the Company’s ability to re-charter its vessels at favorable rates and have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Global economic growth is a significant driver in the demand for oil and, as a result, the demand for shipping. Major economic slowdowns can have a significant impact on the global economy and demand for oil, and there is significant uncertainty over long-term economic growth prospects.
Furthermore, there is a general global trend towards energy efficient technologies and alternative sources of energy. In the long term, oil demand may be reduced by an increased reliance on alternative energy sources, or a drive for increased efficiency in the use of oil, as a result of environmental concerns over carbon emissions or high oil prices, which has the potential to significantly decrease demand for oil and shipping.
The Company expects emerging markets, which historically have had more volatile economies, to be a key driver in future oil demand. A slowdown in these economies, such as in China or India, could severely affect global demand for oil and may result in protracted, reduced consumption of oil products and a decreased demand for the Company’s vessels and lower charter rates.
If global economic conditions deteriorate or oil prices increase and, as a result, demand for oil and petroleum products contracts or increases more slowly, the Company may not be able to operate its vessels profitably or employ its vessels at favorable charter rates as they come up for re-chartering. Furthermore, the market value of the Company’s vessels may decline as a result of such events, which may cause the Company to recognize losses upon disposition of the vessels or record impairments and affect its ability to comply with its loan covenants.

In addition, reduced global supply of oil due to coordinated action, such as production cuts by OPEC members and other oil producing nations, or other circumstances may adversely affect demand for the transportation of crude oil and oil tankers.
A deterioration of the current economic conditions or changes in oil demand and supply and the product and crude tanker markets would have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
The spot market is volatile, and any decrease in spot charter rates in the future may adversely affect the Company’s earnings.
As of December 31, 2018, the Company employed 49 vessels in the spot market on a pro forma basis after giving effect to the Transactions. Additionally, the Company may employ additional vessels that it may acquire in the future in the spot charter market or in spot market-related vessel pools. Although spot chartering is common in the tanker industry, the spot market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of the Company’s vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, the Company may be unable to operate its vessels trading in the spot market profitably or meet its obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, the Company will generally experience delays in realizing the benefits from such rate increases.
The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the Company’s vessels on favorable terms or at all. If the Company’s charterers decide not to re-charter its vessels, the Company may not be able to re-charter them on terms similar to its current charters or at all. In the future, the Company may also employ its vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or are unable to re-charter all of its vessels currently under charter and receive lower rates on the spot market, the Company’s business, financial condition, results of operations and cash flows could be materially adversely affected.
An oversupply of tanker vessels or an expansion of the capacity of newly built tankers may lead to reductions in charter hire rates, vessel values and profitability.
The supply of tankers is affected by a number of factors, such as demand for energy resources and oil and petroleum products, the level of charter hire rates, asset and newbuilding prices and the availability of financing, as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. Newly built tankers were delivered in significant numbers starting at the beginning of 2006 and continuing through 2018. If newly built tankers have more capacity than the tankers being scrapped or lost, tanker capacity overall will expand. If the supply of tankers or their capacity increases over time but demand for tanker vessels does not grow correspondingly, charter rates and vessel values will materially decline. If that happens, as the Company’s charters expire, the Company may only be able to re-charter its vessels at reduced or unprofitable rates, or the Company may not be able to charter its vessels at all. A reduction in charter rates and the value of the Company’s vessels may have a material adverse effect on its business, financial condition, results of operations and cash flows.
Charter rates in the Company’s industry can fluctuate substantially, and declines in charter rates or other market deterioration could cause the Company to incur impairment charges.
The Company reviews the carrying values of its vessels for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Whenever certain indicators of potential impairment are present, such as projected undiscounted cash flows or vessel appraisals, the Company performs a test of recoverability of the carrying amount of the assets. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires the

Company to make various estimates including future freight rates, residual values, future drydockings and operating costs, which are included in the analysis. All of these items have been historically volatile. The Company recognizes an impairment charge if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.
Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they are made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairments would be adversely affected. Any impairment charges incurred as a result of further declines in charter rates could have a material adverse impact on the Company’s business, financial condition and results of operations.
Changes in fuel prices may adversely affect profits.
Fuel, or bunkers, is typically the largest expense in the Company’s shipping operations for its vessels and changes in the price of fuel may adversely affect the Company’s profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside the Company’s control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the IMO, which may adversely affect the competitiveness of the Company’s business compared to other forms of transportation and reduce the Company’s profitability.
The market values of tanker vessels are highly volatile, have decreased in the past and may decrease further in the future which may cause the Company to recognize losses if it sells its tankers or record impairments and affect the Company’s ability to comply with its loan covenants and refinance its debt.
Values for tanker vessels can fluctuate substantially over time due to a number of factors, including:
•
prevailing economic conditions in the energy markets;

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substantial or extended decline in demand for refined products;

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number of vessels in the world fleet;

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the level of worldwide refined product production and exports;

•
changes in the supply-demand balance of the global product tanker market;

•
changes in prevailing charter hire rates;

•
the physical condition of the vessel;

•
the vessel’s size, age, technical specifications, efficiency and operational flexibility;

•
demand for crude and product tankers;

•
competition from other shipping companies and from other modes of transportation;

•
the ability of buyers to access financing and capital; and

•
the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

A decline in the market value of the Company’s vessels could lead to a default under its credit facilities, affect its ability to refinance its existing credit facilities and limit its ability to obtain additional financing and service or refinance its debt. A decline in the market value of the Company’s vessels could cause it to breach covenants in its current or future debt instruments. If the Company does breach such covenants and is unable to remedy the breach, its lenders could accelerate its indebtedness and seek to foreclose on the vessels in its fleet securing those debt instruments or seek other similar remedies. In addition, if a charter contract expires or is terminated by the charterer, the Company may be unable to re-charter the affected vessel at an attractive rate and, rather than continue to incur maintenance and financing costs for that vessel, the Company may seek to dispose of the affected vessel. Any foreclosure on the Company’s vessels or any disposal by the Company of a vessel at a time when the value of its vessels is depressed could have a material adverse impact on its business, financial condition results of operations and cash flows.
Technological innovation could reduce the Company’s charter hire income and the value of its vessels.
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than the Company’s vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments the Company receives for its vessels and the resale value of its vessels could significantly decrease. As a result, the Company’s business, financial condition, results of operations and cash flows could be adversely affected.
The market values of the Company’s vessels may decrease, which could limit the amount of funds that it can borrow or trigger certain financial covenants under its current or future debt facilities and the Company may incur a loss if it sells vessels following a decline in their market value.
The fair market values of the Company’s vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and remain at relatively low levels. Such prices may fluctuate depending on a number of factors, including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they naturally depreciate in value. If the fair market values of the Company’s vessels further decline, the Company may not be in compliance with certain covenants contained in its secured credit facilities, which may result in an event of default. In such circumstances, the Company may not be able to refinance its debt or obtain additional financing and its subsidiaries may not be able to make distributions to the Company. The prepayment of certain debt facilities may be necessary to cause the Company to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If the Company is not able to comply with the covenants in its secured credit facilities and are unable to remedy the relevant breach, its lenders could accelerate the Company’s debt and foreclose on its fleet.
Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on the Company’s consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction of net income. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel and may result in an impairment adjustment in the Company’s financial statements, which could adversely affect its business, financial results and results of operations.
The Company may be required to make significant investments in ballast water management which may have a material adverse effect on the Company’s future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels’ Ballast Water and Sediments (the “BWM Convention”) aims to prevent the spread of harmful aquatic organisms from one region to another by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention was ratified in September 2016 and entered into force in September 2017. On December 4,

2013, the IMO passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (the “IOPP”) renewal survey following entry into force of the convention. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal survey. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The cost of such systems is estimated by management to be approximately $1.0 million per vessel.
As of the date of this information statement, ten of the vessels in the Company’s fleet currently have ballast water treatment systems installed, and the Company has contracts in place to install ballast water treatment systems for vessels whose compliance date requires such installation in 2019 and 2020. The Company cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which it may wish to conduct its business. Accordingly, the Company may have to make additional investments in these vessels and substantial investments in the remaining vessels in its fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on the Company’s business, financial condition, results of operations and cash flows depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
The Company plans to modify its vessels in order to comply with new air pollution regulations by retrofitting scrubbers on certain vessels and making certain other modifications to the remaining vessels in its fleet. If the Company does not successfully manage the process of installing scrubbers or making modifications to its other vessels, if unforeseen complications arise during installation or operation of scrubbers, or if the Company does not fully realize the anticipated benefits from installing scrubbers, it could adversely affect the Company’s financial condition and results of operations.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with IMO 2020 Regulations. Vessel owners and operators may comply with this regulation by (1) using 0.5% sulfur fuels, which will be available to an as-yet unknown extent around the world by 2020 and likely at a higher cost than 3.5% sulfur fuel; (2) installing scrubbers; or (3) by retrofitting vessels to be powered by liquefied natural gas rather than oil fuel.
In consideration of the IMO 2020 Regulations, the Company has signed contracts for the purchase and installation of scrubbers to be installed on five of its vessels, and the Company has options to purchase and install scrubbers on ten additional vessels. These scrubbers are expected to be installed prior to January 1, 2020 or shortly thereafter. The Company may, in the future, determine to purchase additional scrubbers for installation on other vessels owned or operated by the Company. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require bespoke modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, and the vessel will be out of operation for as long as 25 to 30 days or more in order for the scrubbers to be installed. In addition, future arrangements that the Company may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause the Company’s vessels to be out of service for even longer periods or installation dates to be delayed. In addition, as there is a limited operating history of scrubbers on vessels such as those owned or operated by the Company, the operation and maintenance of scrubbers on these vessels is uncertain. Any unforeseen complications or delays in connection with acquiring, installing, operating or maintaining scrubbers installed on the Company’s vessels could adversely affect the Company’s business, financial condition, results of operations and cash flows.
Furthermore, it is uncertain how the availability of high-sulfur fuel oil around the world will be affected by implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference in cost between the price of such fuel and low-sulfur fuel after January 1, 2020 are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than-anticipated difference in the costs between the two types of fuel, may cause the Company to fail to recognize anticipated benefits from installing scrubbers, which could adversely affect the Company’s business, financial condition results of operations and cash flows.
With respect to owned or operated vessels on which the Company does not install scrubbers, the Company also currently expects to make certain capital expenditures to ensure those vessels are capable of efficiently using low-sulfur fuel. There is limited or no operating history of using low-sulfur fuel on these vessels, so the impact of using such fuel on such vessels is uncertain. The costs of such capital expenditures are not insignificant. In addition, those vessels will likely incur higher fuel costs associated with using more expensive 0.5% sulfur fuel. Such costs may be material and could adversely affect the Company’s business, financial condition results of operations and cash flows, particularly in any case where vessels owned or operated as part of the Company’s business are unable to pass through the costs of higher fuel to charterers due to competition with vessels that have installed scrubbers, market conditions or otherwise.
The Company is subject to complex laws and regulations, including environmental laws and regulations that can adversely affect its business, results of operations, cash flows and financial condition, and its available cash.
The Company’s operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which the Company’s vessels operate or are registered, which can significantly affect the ownership and operation of its vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990 (“OPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), U.S. coastal state laws; requirements of the U.S. Coast Guard (the “USCG”) and the U.S. Environmental Protection Agency (the “EPA”), the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”), the U.S. Clean Water Act (the “CWA”) and the U.S. Marine Transportation Security Act of 2002 (the “MTSA”), European Union (the “EU”), regulations, and regulations of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas (“ECAs”) thereunder, the IMO International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Convention on Load Lines of 1966 (the “LL Convention”), the International Convention of Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), and the International Ship and Port Facility Security Code (the “ISPS code”).
Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of the Company’s vessels. The Company may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, restrictions on anti-fouling paints, development and implementation of emergency procedures and insurance coverage or other financial assurance of the Company’s ability to address pollution incidents.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject the Company to liability without regard to whether the Company was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm the Company’s reputation with current or potential charterers of its tankers.
The Company is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although the Company has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This may require companies to implement additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.
If the Company fails to comply with international safety regulations, it may be subject to increased liability, which may adversely affect its insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of the Company’s vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject the Company to increased liability and may invalidate existing insurance or decrease available insurance coverage for the Company’s affected vessels and such failure may result in a denial of access to, or detention in, certain ports, which could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company operates tankers worldwide, and as a result, it is exposed to inherent operational and international risks, which may adversely affect its business and financial condition.
The operation of an ocean-going vessel carries inherent risks. The Company’s vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to the Company’s customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce the Company’s revenue or increase its expenses and also subject it to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to the Company. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. The Company may have to pay drydocking costs that its insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect the Company’s business, financial condition, results of operations and cash flows. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. The Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect the Company’s business, financial condition, results of operations and cash flows. Further, the total loss of any of the Company’s vessels could harm its reputation as a safe and reliable vessel owner and operator. If the Company is unable to adequately maintain or safeguard its vessels, it may be unable to prevent any such damage, costs, or loss which could negatively impact its business, financial condition, results of operations, and cash flows.

Increased inspection procedures could increase costs and disrupt the Company’s business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or the Company’s vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against the Company. It is possible that changes to inspection procedures could impose additional financial and legal obligations on the Company. Furthermore, changes to inspection procedures could also impose additional costs and obligations on the Company’s customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect the Company’s business.
The Company conducts most of its operations outside of the United States, and its business, financial condition, results of operations and cash flows may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, Russia, Ukraine, China, the Middle East, including Iran, Iraq, Syria and the Arabian Peninsula, and North Africa, including Libya and Egypt, and the presence of the United States and other armed forces in these regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect the Company’s ability to obtain additional financing on terms acceptable to the Company or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa, and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company’s international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.
Certain countries (including the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria), entities, persons and organizations are targeted by economic sanctions and embargoes imposed by the United States, the EU and other jurisdictions, and certain countries (currently North Korea, Iran, Sudan and Syria), have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities, persons and organizations and the scope of activities they subject to sanctions.
The Company’s international operations and activities could expose it to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. In the event of a violation, the Company may be subject to fines and other penalties.
If the Company’s vessels call on ports located in countries that are subject to comprehensive sanctions and embargoes imposed by the U.S. or other governments, its reputation and the market for its securities may be adversely affected.
These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Governments may seek to impose modifications to prohibitions/restrictions on business practices and activities, which may increase compliance costs and risks.
Iran
Since 2010, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the EU and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (“2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13608, Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions on non-U.S. companies, such as the Company, limiting the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran.
U.S. economic sanctions on Iran fall into two general categories: “primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches (and in some instances foreign subsidiaries owned or controlled by U.S. persons), U.S. citizens, U.S. permanent residents, and persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which apply to all persons and under which non-U.S. persons can face negative consequences for engaging in certain types of activities involving Iran.
Most of the EU sanctions and U.S. secondary sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were suspended in 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany. However, the U.S. sanctions have been reimposed as a result of the United States’ withdrawal from the JCPOA.
EU sanctions remain in place in relation to the export of arms and military goods, missiles-related goods and items that might be used for internal repression. Also, certain nuclear-related EU sanctions remain in place, such as restrictions related to graphite and certain raw or semi-finished metals and goods listed in the Nuclear Suppliers group or that could contribute to nuclear-related activities.
Numerous individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or funds to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.
Russia and Ukraine
As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU have implemented sanctions against certain persons and entities.
The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports, including Kerch Commercial Port, Sevastopol Commercial Seaport and Feodosia Commercial Port are subject to the above restrictions. Other entities are subject to sanctions which limit the provision of equity and debt financing to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol, a prohibition on the supply of certain goods and technologies suited for use in the transport, telecommunications, energy or oil, gas and mineral resources sectors to anyone in or for use in Crimea or Sevastopol, as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.
The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the

U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities, as well as restrict certain dealings in goods, services or technology in support of exploration or production for deepwater, Arctic offshore or shale projects that involve certain designated Russian entities. While the prohibitions of these sanctions are not directly applicable to the Company, the Company has compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate restrictions. The United States also maintains prohibitions on trade with Crimea.
The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), authorizes imposition of new sanctions on Iran, Russia, and North Korea. These sanctions prohibit a variety of activities involving Russia.
Venezuela-Related Sanctions
The U.S. sanctions with respect to Venezuela prohibit dealings with designated persons and entities, and curtail the provision of financing to Petróleos de Venezuela, S.A. and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of November 13, 2017 concerning restrictive measures in view of the situation in Venezuela. The EU sanctions with respect to Venezuela include financial sanctions and restrictions on listed persons, an arms embargo, restrictions related to items that can be used for internal repression, and related prohibitions and restrictions.
Other U.S. Economic Sanctions and Sanctions Targets
In addition to Iran and certain Venezuelan and Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, the Crimea region of Ukraine and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists and narcotics traffickers) whose names appear on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). The Company is subject to the prohibitions of these sanctions to the extent that any transaction or activity that the Company engages in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States. It is also subject to the secondary sanctions that apply to certain dealings with Sanctions Targets.
Other EU Economic Sanctions Targets
The European Union also maintains sanctions against Syria, North Korea and certain other countries and against persons, entities, groups or organizations listed by the EU. These restrictions can apply to the Company’s operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant applicable restrictions and to carry out due diligence checks on counterparties and cargoes.
Possible Conflict of Laws and Risks Related to Blocking Regulation
In 2018, the EU expanded the scope of its Blocking Regulation — Council Regulation (EC) No. 2271/96 of 22 November 1996, in reaction to the United States’ withdrawal from the JCPOA and the associated re-imposition of various sanctions on Iran. The scope of the Blocking Regulation was expanded by including certain U.S. sanctions that were lifted or waived following the JCPOA and which have been or will be re-imposed, including any actions based thereon or resulting therefrom. The Blocking Regulation already covered certain other U.S. sanctions against Cuba, Iran, and Libya. EU operators are prohibited from complying with the blocked U.S. sanctions.
A violation of the EU Blocking Regulation, where applicable, can give rise to enforcement actions and result in the imposition of penalties. EU operators are also entitled to recover any damages from anyone causing damage to that operator by the application of the blocked sanctions or by actions based thereon or resulting therefrom, or from any person acting on its behalf or intermediary. This can give rise to conflicting obligations under EU and U.S. legislation, and to risks of claims for damages by EU operators when companies or natural persons act in compliance with the blocked sanctions of the United States.

If and when the EU Blocking Regulation applies, the Company needs to be aware of possible conflicting obligations. It is also important for the Company to assess possible risks related to action for damages under the EU Blocking Regulation, when carrying out its operations.
Compliance and Related Risks
Given the prohibitions described above and the nature of the Company’s business, there is a sanctions risk for it due to the worldwide trade of the Company’s vessels. To reduce the risk of violating economic sanctions, the Company has a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and adhere to compliance procedures to avoid economic sanctions violations.
The Company does not generally do business in sanctions-targeted jurisdictions unless an activity is not restricted or it is authorized by the appropriate governmental or other sanctions authority. In addition, the Company’s charter agreements include provisions that restrict trades of the Company’s vessels to countries or to sub-charterers targeted by economic sanctions unless such trades involving sanctioned countries or persons are permitted under applicable economic sanctions and embargo regimes. In order to maintain the Company’s compliance with applicable sanctions and embargo laws and regulations, the Company monitors and reviews the movement of its vessels, as well as the cargo being transported by its vessels, on a continuing basis.
Although the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that the Company will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the Company’s ability to access U.S. capital markets and conduct its business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, the Company’s securities may adversely affect the price at which the Company’s securities trade.
Although the Company intends to comply with all applicable sanctions and embargo laws and regulations, and although the Company has various policies and controls designed to help ensure the Company’s compliance with these economic sanctions and embargo laws, it is nevertheless possible that third-party charterers of the Company’s vessels, or their sub-charterers, may arrange for vessels in the Company’s fleet to call on ports located in one or more sanctioned countries. The Company’s charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Company or its vessels, and those violations could in turn negatively affect the Company’s reputation.
Despite, for example, relevant provisions in charter agreements forbidding the use of the Company’s vessels in trade that would violate economic sanctions, the Company’s charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect the Company’s reputation and be imputed to the Company. It is possible that the charterers of the Company’s vessels may violate applicable sanctions, laws and regulations, using its vessels or otherwise, and the applicable authorities may seek to review the Company’s activities as the vessel owner.
Should one of the Company’s charterers engage in actions that involve the Company or its vessels and that may, if completed, represent violations of economic sanctions and embargo laws or regulations, the Company would rely on its monitoring and control systems, including documentation, such as bills of lading, regular check-ins with the crews of the Company’s vessels and electronic tracking systems on its vessels to detect such actions on a prompt basis and seek to prevent them from occurring.
Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact the Company’s business. The Company is regularly monitoring developments in the United States, the EU and other jurisdictions that maintain economic sanctions, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent the Company’s vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
Current or future counterparties of the Company may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, the EU, and/or other governmental international bodies. If the Company determines that such sanctions require it to terminate existing or future contracts to which the Company or its subsidiaries are party or if the Company is found to be in violation of such applicable sanctions, its business, financial condition, results of operations and cash flows may be adversely affected or it may suffer reputational harm. Currently, the Company does not believe that any of its existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although the Company does not believe that current sanctions and embargoes prevent its vessels from making all calls to ports in the sanctioned countries, potential investors could view such port calls negatively, which could adversely affect the Company’s reputation and the market for shares of Diamond S common stock. Some investors may decide to divest their interest, or not to invest, in the Company simply because it does business with companies that do business in sanctioned countries. Investor perception of the value of the Company’s securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Given the Company’s relationship with its affiliates and subsidiaries, the Company cannot give any assurance that an adverse finding against any of the affiliates and subsidiaries by a governmental or legal authority with respect to the matters discussed herein or any future matter related to regulatory compliance by the Company or the affiliates and subsidiaries, will not have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
In 2018, prior to the separation, one vessel owned by CPLP made a port call in Iran in March 2018 while the vessel was sublet by an unaffiliated charterer under a voyage charter. In 2017, vessels owned by CPLP and chartered under time charter parties to a subsidiary of CMTC made the following port calls to Iran and Sudan: four port calls to Iran to load crude oil, three port calls to Iran to discharge vegetable oils and two port calls to Sudan to discharge palm and vegetable oils. In addition, in 2017, one vessel owned by CPLP made a port call to Sudan to discharge fuel oil while employed under a voyage charter to an unaffiliated third party. Each of these port calls occurred while the respective vessel was chartered out to an unaffiliated charterer or sub-charterer under the instructions of such charterer or sub-charterer.
The Company believes all such port calls were made in compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions.
The smuggling of drugs or other contraband onto the Company’s vessels may lead to governmental claims against it.
The Company expects that its vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent the Company’s vessels are found with contraband, whether inside or attached to the hull of its vessel and whether with or without the knowledge of any of its crew, the Company may face governmental or other regulatory claims which could have an adverse effect on its business, financial condition, results of operations and cash flows.
Maritime claimants could arrest or attach the Company’s vessels, which would have a negative effect on its cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of the Company’s vessels could interrupt its business or require it to pay large sums of money to have the arrest lifted, which would have a negative effect on its cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel, which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in the Company’s fleet for claims relating to another of its ships.
Governments could requisition the Company’s vessels during a period of war or emergency, which may negatively impact its business, financial condition, results of operations and cash flows.
A government could requisition one or more of the Company’s vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition the Company’s vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of the Company’s vessels may negatively impact its business, financial condition, results of operations and cash flows.
Risks Related to the Company’s Business and Operations
The failure of the Company’s charterers to meet their obligations under its charter agreements could cause the Company to suffer losses or otherwise adversely affect its business.
The Company has entered into, and may enter into in the future, various contracts, including, without limitation, charter and pooling agreements relating to the employment of its vessels, newbuilding contracts, debt facilities, and other agreements. Such agreements subject the Company to counterparty risks. The ability and willingness of each of the Company’s counterparties to perform its obligations under a contract with it will depend on a number of factors that are beyond the Company’s control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty.
In addition, with respect to the Company’s charter arrangements, in depressed market conditions, the Company’s charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If the Company’s charterers fail to meet their obligations to the Company or attempt to renegotiate the Company’s charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements the Company secures in the spot market or on time charters may be at lower rates. As a result, the Company could sustain significant losses which could have a material adverse effect on its business, financial condition, results of operations and cash flows.
The Company relies on a limited number of customers. The loss of a key customer could result in a significant loss of revenue in a given period.
The Company has derived, and may continue to derive, a significant portion of its revenues from a limited number of customers. Trafigura Group Pte. Ltd. and Petroleo Brasileiro S.A. each respectively accounted for 11.3% and 10.3%, and together accounted for 21.6%, of the Company’s voyage revenue during the pro forma fiscal year ended December 31, 2018. In the future, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.
Additionally, oil and natural gas companies, refineries and energy companies have undergone significant consolidation and additional consolidation is possible. Consolidation results in fewer companies to charter or contract for the Company’s services. Merger activity may result in a budget for a combined company that is less than the combined budget of the companies before consolidation. Future consolidation of the Company’s customer base could reduce demand for its vessels and could have a material adverse impact on its business, financial condition, results of operations and cash flows.
The Company may have difficulty managing its planned growth properly, and any significant corporate transactions that may not achieve their intended results.
One of the Company’s principal strategies is to continue to grow by expanding its operations and adding to its fleet. The Company’s future growth will primarily depend upon a number of factors, some of which may not be within its control. These factors include the Company’s ability to:

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identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

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obtain required financing for the Company’s existing and new operations;

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identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

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integrate any acquired tankers or businesses successfully with the Company’s existing operations, including obtaining any approvals and qualifications necessary to operate vessels that the Company acquires;

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hire, train and retain qualified personnel and crew to manage and operate the Company’s growing business and fleet;

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identify additional new markets;

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enhance the Company’s customer base; and

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improve the Company’s operating, financial and accounting systems and controls.

The Company’s failure to effectively identify, purchase, develop and integrate additional tankers or businesses could adversely affect its business, financial condition, results of operations and cash flows. The number of employees that perform services for the Company and its current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and it may not be able to effectively hire more employees or adequately improve those systems. Future acquisitions may also require additional equity issuances or debt issuances (with amortization payments). If any such events occur, the Company’s financial condition may be adversely affected. The Company cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection with its future growth.
Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of the Company’s fleet may impose significant additional responsibilities on its management and may necessitate an increase in the number of personnel. Other risks and uncertainties include distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in the Company’s debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on its business, financial condition, results of operations and cash flows.
If the Company purchases and operates secondhand vessels, it will be exposed to increased operating costs which could adversely affect its earnings and, as its fleet ages, the risks associated with older vessels could adversely affect its ability to obtain profitable charters.
The Company’s current business strategy includes additional future growth through the acquisition of secondhand vessels, newbuild resales as well as vessel orders from shipyards. While the Company typically inspects secondhand vessels prior to purchase, this does not provide the Company with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively by it. Generally, the Company does not receive the benefit of warranties from the builders for the secondhand vessels that it acquires.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to the Company’s vessels and may restrict the type of activities in which the vessels may engage. As the Company’s vessels age, market conditions may not justify those expenditures or enable it to operate its vessels profitably during the remainder of their useful lives, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
Any vessel modification projects the Company undertakes could have significant cost overruns or delays or fail to achieve the intended results.
Market volatility and higher fuel prices, coupled with increased regulation and concern about the environmental impact of the international shipping industry, have led to an increased focus on fuel efficiency and controlling emissions. Many shipowners have implemented vessel modification programs for their existing ships in an attempt to capture potential efficiency gains and to comply with emissions requirements. The Company will consider making modifications to its fleet where it believes the efficiency gains will result in a positive return for its shareholders. However, these types of projects are subject to risks of delay and cost overruns, resulting from shortages of equipment, unforeseen engineering problems, work stoppages, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor, among other problems. In addition, any completed modification may not achieve the full expected benefits or could even compromise the Company’s fleet’s ability to operate at higher speeds, which is an important factor in generating additional revenue in an improving freight rate environment. The failure to successfully complete any modification project the Company undertakes or any significant cost overruns or delays in any retrofitting projects could have a material adverse impact on its business, financial condition, results of operations and cash flows.
The Company may experience operational problems with vessels that reduce revenue and increase costs.
Product and Crude tankers are complex vessels and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems, in addition to challenges resulting from harsh weather conditions on the high seas. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company relies on information systems to conduct its business, and failure to protect these systems against security breaches could have a material adverse impact on its business, financial condition, results of operations and cash flows.
The Company relies on information technology systems and networks to manage and operate its business. These systems may be damaged, intruded upon, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise) and the Company may suffer any resulting interruptions in its ability to manage and operate its business. The Company’s operations could be targeted by individuals or groups seeking to sabotage or disrupt its information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt the Company’s operations, including the safety or operation of its vessels, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Company’s information technology systems could have a material adverse impact on its business, financial condition, results of operations and cash flows.
If the Company is unable to operate its vessels profitably, it may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect its financial condition and its ability to expand its business.
The operation of tanker vessels and transportation of petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than the Company does. Competition for the transportation of oil and petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. The Company may be unable to compete effectively with other tanker owners, including major oil companies as well as independent tanker companies.

The Company’s market share may decrease in the future. The Company may not be able to compete profitably as it expands its business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than the Company uses in its current markets, and the competitors in those new markets may have greater financial strength and capital resources than the Company does. Inability to compete effectively could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company’s growth depends on its ability to expand relationships with existing customers and obtain new customers, for which it will face substantial competition.
The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids and often extends for several months. Contracts are awarded based upon a variety of factors, including:
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the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

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the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

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the quality and age of the vessels;

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the quality, experience and technical capability of the crew;

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the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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the competitiveness of the bid in terms of overall price.

The Company’s ability to obtain new customers will depend upon a number of factors, including its ability to:
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successfully manage its liquidity and obtain the necessary financing to fund its anticipated growth;

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attract, hire, train and retain qualified personnel and managers to manage and operate its fleet;

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identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

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identify and capitalize on opportunities in new markets.

The Company expects competition for providing transportation services from a number of experienced companies. As a result, the Company may be unable to expand its relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
The Company’s operating results are subject to seasonal fluctuations.
Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the warmer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by the Company’s vessels have historically been weaker during the quarters ended June 30 and September 30 and stronger in the quarters ended March 31 and December 31.
Exchange rate fluctuations could adversely affect the Company’s revenues, financial condition and operating results.
The Company generates a substantial part of its revenues in U.S. dollars, but may incur costs in other currencies. The difference in currencies could in the future lead to fluctuations in its net income due to changes in the value of the U.S. dollar relative to other currencies. The Company has not hedged its exposure to exchange rate fluctuations, and as a result, its U.S. dollar denominated results of operations and financial condition could suffer as exchange rates fluctuate, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
If the Company does not set aside funds and is unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life the Company’s revenue will decline, which would adversely affect its business, financial condition, results of operations and cash flows.
If the Company does not set aside funds and is either unable to borrow or raise funds for vessel replacement or can only do so at higher interest rates, it may be unable to replace some or all of the vessels in its current fleet upon the expiration of their remaining useful lives, which it expects to occur between 2031 to 2042, depending on the vessel. The Company’s cash flows and income are dependent on the revenues earned by the chartering of its vessels. Higher interest rates would affect the Company’s financial condition even for vessels it is able to replace. If the Company is unable to replace the vessels in its fleet upon the expiration of their useful lives or only do so at higher interest rates, its business, financial condition, results of operations and cash flows could be materially adversely affected.
The Company’s insurance may not be adequate to cover its losses that may result from its operations due to the inherent operational risks of the tanker industry.
The Company carries insurance to protect itself against most of the accident-related risks involved in the conduct of its business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, the Company may not be adequately insured to cover losses from its operational risks, which could have a material adverse effect on the Company. Additionally, the Company’s insurers may refuse to pay particular claims and its insurance may be voidable by the insurers if the Company takes, or fails to take, certain action, such as failing to maintain certification of its vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. In addition, the Company may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions which could have a material adverse effect on its business, financial condition, results of operations and cash flows.
Changes in the insurance markets attributable to terrorist attacks, political uncertainty, piracy, safety incidents or environmental disasters may also make certain types of insurance more difficult for the Company to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts, piracy or environmental disasters generally, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
Because the Company obtains some of its insurance through protection and indemnity associations, which result in significant expenses to it, it may be required to make additional premium payments.
The Company may be subject to increased premium payments, or calls, in amounts based on its claim records, the claim records of CSM or technical managers, as well as the claim records of other members of the protection and indemnity associations through which the Company receives insurance coverage for tort liability, including pollution-related liability. The Company’s protection and indemnity associations may not have sufficient resources to cover claims made against them. The Company’s payment of these calls could result in significant expense to the Company, which could have a material adverse effect on its business, results of operations, financial condition and cash flows.
Changes in the insurance markets or increased risks to other members of the Company’s protection and indemnity associations attributable to terrorist attacks, piracy, environmental disasters or other maritime and non-maritime perils may cause increases to premiums and may make certain types of insurance more difficult for the Company to obtain due to increased premiums or reduced or restricted coverage, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
Various tax rules may adversely impact the Company’s results of operations and financial position.
The Company may be subject to taxes in the United States and other jurisdictions in which it operates. If the Internal Revenue Service (the “IRS”), or other taxing authorities disagree with the positions the

Company has taken on its tax returns, the Company could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on the Company’s results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact the Company’s financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase the Company’s effective tax rate. Any increase in the Company’s effective tax rate could have a material adverse impact on its business, financial condition, results of operations and cash flows.
U.S. tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences for U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of  “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of  “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on current and anticipated operations, the Company believes that it is not currently a PFIC nor does it expect to become a PFIC. The Company’s belief is based principally on the advice it has received that the gross income it derives from its time chartering activities should constitute services income rather than rental income. Accordingly, the Company intends to take the position that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a PFIC. However, no assurance can be given that the IRS or a U.S. court of law will accept this position, and there is accordingly a risk that the IRS or a U.S. court could determine that the Company is or was a PFIC. Moreover, no assurance can be given that the Company would not constitute a PFIC for any future taxable year if there were to be a change in the Company’s assets, income or operations. See “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Taxation of Holders — U.S. Holders — PFIC Status and Significant Tax Consequences.”
If the IRS were to find that the Company is or has been a PFIC for any taxable year, the Company’s U.S. shareholders would face adverse U.S. federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their shares of Diamond S common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of Diamond S common stock.
The Company may have to pay tax on U.S.-source shipping income, which would reduce its earnings.
Under the Code, a foreign corporation that recognizes income attributable to transportation that begins or ends (but that does not begin and end) in the United States, as the Company and its subsidiaries do, may be subject to U.S. federal income taxation under one of two alternative tax regimes unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations thereunder: the 4% gross basis tax or the net basis tax and branch tax. The imposition of any such taxation would have a negative effect on the Company’s business and would decrease its earnings available for distribution to its shareholders.
The Company and its subsidiaries cannot be certain that the Company will qualify for this statutory tax exemption. There are factual circumstances beyond the Company’s control that could prevent the Company from qualifying for this tax exemption and that could cause the Company to become subject to

U.S. federal income tax on its U.S. source shipping income. In particular, the Company may not qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in its common stock (“5% Shareholders”) owned, in the aggregate, 50% or more of its outstanding common shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of the Company’s common stock for more than half the number of days during such taxable year or the Company is unable to satisfy certain substantiation requirements with regard to its 5% Shareholders. The Company believes that there is a risk that this 5% Shareholder exception could apply to the Company, especially in its first year of operation. For a more detailed discussion of Section 883 of the Code and the risk that the Company will not qualify for an exemption thereunder, see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Taxation of Diamond S — The Section 883 Exemption.”
The Company’s inability to attract and retain qualified personnel could have an adverse effect on its business.
Attracting and retaining skilled personnel is an important factor in the Company’s future success. The market for qualified personnel is highly competitive and the Company cannot be certain that it will be successful in attracting and retaining qualified personnel in the future. Failure to attract and retain qualified personnel could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company is dependent on its in-house ship and technical management subsidiary and its third-party technical managers and other agents for the commercial, technical and administrative management of its business, and their ability to hire and retain key personnel, and the failure of the Company’s in-house ship and technical management subsidiary or its third-party technical managers and other agents to satisfactorily perform their services may adversely affect the Company’s business. The Company’s success also depends upon its technical managers’ ability to hire and retain key personnel. The underperformance by these firms could adversely affect the Company’s business prospects and financial condition. The loss of any of the Company’s technical managers’ services or failure by any of its technical managers to perform its obligations could materially and adversely affect the results of its operations. If any of the Company’s technical management agreements were to be terminated or if any of their terms were to be altered, the Company’s business could be adversely affected, as it may not be able to immediately replace such services. Even if replacement services were immediately available, the terms offered could be less favorable than those under the Company’s current technical management agreements.
In such outsourcing arrangements, the Company has transferred direct control over technical and commercial management of some of its vessels while maintaining significant oversight and audit rights and must rely on third party service providers to, among other things:
•
comply with contractual commitments, including with respect to safety, quality and environmental compliance of the operations of the Company’s vessels;

•
comply with requirements imposed by the U.S. government, the U.N. and the EU (1) restricting calls on ports located in countries that are subject to sanctions and embargoes and (2) prohibiting bribery and other corrupt practices;

•
respond to changes in customer demands for the Company’s vessels;

•
obtain supplies and materials necessary for the operation and maintenance of the Company’s vessels;

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mitigate the impact of labor shortages and/or disruptions relating to crews on the Company’s vessels; and

•
provide services to the Company’s vessels of the same quality and at similar costs to those provided to its other customers.

The failure of third-party service providers to meet such commitments could lead to legal liability or other damages. Failure by such providers to comply with relevant laws may subject the Company to liability or damage its reputation. Furthermore, damage to any such third party’s reputation, relationships or business may reflect on the Company directly or indirectly, and could have a material adverse impact on its business, financial condition, results of operations and cash flows.

There may be conflicts of interest between the Company and CSM that may not be resolved in the Company’s favor.
In addition to managing the Company’s vessels, CSM also manages ships on behalf of CPLP, CMTC and other parties. Conflicts of interest may arise between CSM’s obligations to other parties, on the one hand, and the Company or the Company’s shareholders, on the other hand. As a result of these conflicts, CSM may favor the interests of other parties over the Company’s interests or those of the Company’s shareholders. This could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
The Company’s tanker vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.
Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so-called “oil majors”, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:
•
office assessments and audits of the vessel operator;

•
the operator’s environmental, health and safety record;

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compliance with the standards of the IMO;

•
compliance with heightened industry standards that have been set by several oil companies;

•
shipping industry relationships, reputation for customer service, technical and operating expertise;

•
compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•
shipping experience and quality of ship operations, including cost-effectiveness;

•
quality, experience and technical capability of crews;

•
the ability to finance vessels at competitive rates and overall financial stability;

•
relationships with shipyards and the ability to obtain suitable berths;

•
construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•
willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•
competitiveness of the bid in terms of overall price.

Should CSM not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the Company’s vessels’ present and future employment, as the well as the Company’s relationship with the Company’s existing charterers and the Company’s ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use the Company’s vessels in the future, which would adversely affect the Company’s business, financial condition, results of operations and cash flows.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of the Company’s vessels could harm the Company’s reputation and business.
The Company’s vessels and their cargoes are at risk of being damaged or lost because of events such as:
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marine disasters;

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bad weather;

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mechanical failures;

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grounding, fire, explosions and collisions;

•
piracy;

•
human error; and

•
war and terrorism.

An accident involving any of the Company’s vessels could result in any of the following:
•
environmental damage, including liabilities and costs to recover spilled oil or other petroleum products, and to pay for environmental damage and ecosystem restoration where the spill occurred;

•
death or injury to persons, or loss of property;

•
delays in the delivery of cargo;

•
loss of revenues from, or termination of, charter contracts;

•
governmental fines, penalties or restrictions on conducting business;

•
higher insurance rates; and

•
damage to the Company’s reputation and customer relationships generally.

Any of these results could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Risks Related to the Company’s Indebtedness and Financing
Servicing the Company’s current or future indebtedness limits funds available for other purposes and if the Company cannot service its debt, it may lose its vessels.
Borrowings under the Company’s debt facilities require the Company to dedicate a part of its cash flow from operations to paying interest on its indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Amounts borrowed under the Company’s secured debt facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that the Company would have to pay to its lenders, even though the outstanding principal amount remains the same, and the Company’s net income and cash flows would decrease. The Company expects its earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If the Company does not generate or reserve enough cash flow from operations to satisfy its debt obligations, it may have to make alternative financial arrangements which may include seeking to raise additional capital, refinancing or restructuring its debt, selling tankers, or reducing or delaying capital investments. However, these alternative financial arrangements, if necessary, may not be sufficient to allow the Company to meet its debt obligations.
If the Company is unable to meet its debt obligations or if some other default occurs under its debt facilities, the Company’s lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from the Company’s debt facilities.

The Company’s debt financing agreements contain restrictive covenants and financial covenants which may limit the Company’s ability to conduct certain activities, and further, the Company may be unable to comply with such covenants, which could result in a default under the terms of such agreements. The Company’s debt agreements impose operating and financial restrictions on it. These restrictions may limit the Company’s ability, or the ability of its subsidiaries party thereto, to, among other things:
•
pay dividends and make capital expenditures if there is a default under its debt facilities;

•
make capital expenditures unless related to the use, operation, trading, repairs and maintenance work on collateral vessels or improvements to collateral vessels;

•
incur additional indebtedness, including the issuance of guarantees;

•
create liens on its assets;

•
change the flag, class or management of its vessels or terminate or materially amend the management agreement relating to each vessel;

•
sell the Company’s vessels;

•
merge or consolidate with, or transfer all or substantially all the Company’s assets to, another person; or

•
enter into a new line of business.

Therefore, the Company will need to seek permission from its lenders in order to engage in certain corporate actions if such actions do not otherwise comply with the restrictions under its debt facilities. The Company’s lenders’ interests may be different from the Company’s, and the Company may not be able to obtain its lenders’ permission when needed. This may limit the Company’s ability to pay dividends, finance its future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, the terms and conditions of certain of the Company’s borrowings require it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in its fleet. Should the Company’s charter rates or vessel values materially decline in the future, it may seek to obtain waivers or amendments from its lenders with respect to such financial ratios and covenants, or it may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. If the Company is not able to obtain such waivers to agree to such amendments with its lenders or reduce its debt due to the decline in its vessel values it will likely be in default of such covenants, including its collateral maintenance covenant.
Events beyond the Company’s control, including changes in the economic and business conditions in the shipping markets in which it operates, may affect its ability to comply with these covenants. The Company cannot provide any assurance that it will meet these ratios or satisfy these covenants or that its lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or the Company’s inability to maintain the required financial ratios under, the Company’s credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the Company’s credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the Company’s assets. Moreover, in connection with any waivers or amendments to the Company’s credit facilities that the Company may obtain, the Company’s lenders may impose additional operating and financial restrictions on the Company or modify the terms of its existing credit facilities. These restrictions may further restrict the Company’s ability to, among other things, pay dividends, repurchase its common stock, make capital expenditures, or incur additional indebtedness.
Furthermore, the Company’s debt agreements contain cross-default provisions that may be triggered if the Company defaults under the terms of any one of its financing agreements. In the event of default by the Company under one of its debt agreements, the lenders under the Company’s other debt agreements could determine that the Company is in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including the Company’s vessels, even if the Company was to subsequently cure such default. In the event of such acceleration or foreclosure, the Company might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, financial condition, results of operations and cash flows.
The Company’s interest rate swap agreements are subject to counterparty risks and may be insufficient to protect it against volatility in LIBOR rates and amounts due under its credit facilities.
The Company has partially hedged against the floating interest rate risks under its credit facilities that are not cash flow hedges and are reported in income and, accordingly, could materially affect the Company’s reported income in any period. Moreover, in light of current economic uncertainty, the Company may be exposed to the risk that one or more counterparties to its interest rate swap agreements may be unable to perform its obligations thereunder. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Amounts borrowed under the Company’s credit facilities, which the Company has partially hedged, bear interest at annual rates of between 2.20% and 3.25% above LIBOR. If one or more of the counterparties to the Company’s interest rate swap agreements fails to perform its obligations thereunder, or if the Company chooses not to, or is unable to, enter into such swap agreements for future debt instruments, the Company may be exposed to increased interest rates and additional interest rate volatility, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
If the Company is in breach of any of the terms of its credit facilities, a significant portion of its obligations may become immediately due and payable, and the lenders’ commitments to make further loans to the Company, if any, may terminate. This can adversely affect the Company’s ability to execute its business strategy or make cash distributions.
The Company’s ability to comply with the covenants and restrictions contained in its credit facilities and any other debt instruments it may enter into in the future may be affected by events beyond the Company’s control, including prevailing economic, financial and industry conditions. If the Company is in breach of any of the restrictions, covenants, ratios or tests in its credit facilities, or if the Company triggers a cross-default currently contained in its credit facilities or any interest rate swap agreements, or in any such facility or agreement it may enter into, pursuant to their terms, a significant portion of the Company’s obligations may become immediately due and payable, and the Company’s lenders’ commitment to make further loans to the Company, if any, may terminate. The Company may not be able to reach agreement with its lenders to amend the terms of the loan agreements or waive any breaches and the Company may not have, or be able to obtain, sufficient funds to make any accelerated payments, which could have a material adverse impact on its business, financial condition, results of operations and cash flows.
Risks Related to the Transactions
The Company may not achieve some or all of the expected benefits of the Transactions, and its historical and pro forma financial information is not necessarily representative of future results.
There is a risk that some or all of the expected benefits of the Transactions may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the Company’s control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where it does business, the effects of competition in the markets in which it operates, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the Company’s business and future financial prospects following the Transactions difficult. The Company’s ability to realize anticipated benefits and cost savings will depend, in part, on its ability to successfully integrate the operations of CPLP’s tanker business and DSS LP in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues. Prior to the Transactions, DSS LP was a privately held company and CPLP’s tanker business was an integrated part of CPLP. The past financial performance of each of CPLP’s tanker business and DSS LP may not be indicative of future financial performance. Realization of the anticipated benefits of the Transactions will depend, in part, on the Company’s ability to successfully integrate its business. The Company expects to devote attention to coordinating processes of reporting and procedures for oversight. The diversion of management’s attention and any delays or difficulties encountered in connection with the Transactions and the coordination of the two companies’ operations could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows. The consummation of the Transactions and the integration of the businesses may also result in additional and unforeseen expenses.
Failure to realize all of the anticipated benefits of the Transactions may impact the Company’s business, financial condition, results of operations and cash flows.
No vote of CPLP unitholders is required in connection with the separation, the distribution or the combination.
The Transactions do not require a vote of holders of CPLP common units. Accordingly, if holders of CPLP common units do not want to receive Diamond S common stock in the distribution, their only recourse will be to divest themselves of their CPLP common units prior to the record date or, to the extent feasible, divest themselves of their entitlement to shares of Diamond S common stock prior to the distribution date.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
The Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that the Company file annual, quarterly and current reports. The Company’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject the Company to penalties under federal securities laws, expose the Company to lawsuits and restrict its ability to access financing. In addition, the Sarbanes-Oxley Act requires that the Company, among other things, establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in the Company’s business, or changes in applicable accounting rules. The Company cannot provide any assurance that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which the Company had previously believed that internal controls were effective. If the Company is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of the Company’s internal control over financial reporting when the Company becomes subject to those requirements. Matters impacting the Company’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject it to adverse regulatory consequences, including sanctions or investigations by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the Company and the reliability of its financial statements. Confidence in the reliability of the Company’s financial statements is also likely to suffer if the Company or its independent registered public accounting firm reports a material weakness in the Company’s internal control over financial reporting. This could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows by, for example, leading to a decline in the Company’s share price and impairing its ability to raise additional capital.
Substantial sales of the Company’s common shares may occur in connection with the distribution, which could cause its share price to decline.
Upon completion of the Transactions, based on the number of outstanding CPLP units as of December 31, 2018, the Company expects that it will have an aggregate of approximately      shares of Diamond S common stock issued and outstanding, including approximately 12,725,000 shares distributed

to CPLP unitholders in the distribution and      shares distributed by DSS LP to its limited partners. The shares distributed to CPLP unitholders will be freely tradable without restriction or further registration under the Securities Act, unless the shares are owned by one of the Company’s “affiliates” of the Company, as that term is defined in Rule 405 under the Securities Act. In addition, subject to certain lock-up arrangements, DSS LP’s limited partners will be permitted to resell the shares they receive following the combination after a registration statement for such resales has been declared effective or pursuant to available exemptions from the registration requirements. At the closing of the Transactions, the Company will enter into a registration rights agreement with certain shareholders. See “Certain Relationships and Related Person Transactions — Registration Right Agreement.”
It is possible that some shareholders, including some of the Company’s large shareholders, will sell the shares of Diamond S common stock that they receive in the distribution or the combination. For example, CPLP unitholders may sell shares because the Company’s business profile or market capitalization as an independent public company does not fit their investment objectives or because Diamond S common stock is not included in certain indices after the distribution. Additionally, DSS LP’s limited partners who receive shares of Diamond S common stock following the combination will have liquidity for their investments and may decide to sell their shares to realize such liquidity. The sales of significant amounts of shares of Diamond S common stock, or the perception in the market that this will occur, may result in the lowering of the Company’s share price.
There may be undisclosed liabilities of CPLP’s tanker business or DSS LP that might expose the Company to potentially large, unanticipated costs.
Prior to entering into the Transaction Agreement, each of DSS LP and CPLP performed diligence with respect to the business and assets of the other. However, these diligence reviews have necessarily been limited in nature and scope, and may not have adequately uncovered all of the contingent or undisclosed liabilities that the Company will be assuming in connection with the separation, the distribution and the combination, many of which may not be covered by insurance. Further, the Transaction Agreement does not provide for indemnification for these types of liabilities by either party following the closing of the combination, and accordingly the Company may not have any recourse with respect to such unexpected liabilities. Any such liabilities could cause the Company to experience losses, which may be significant, which could materially adversely affect the Company’s business, financial condition, results of operations and cash flows.
Risks Related to Diamond S Common Stock
There is no guarantee that an active and liquid public market for the Diamond S common stock will develop.
Prior to the Transactions, there has not been a public market for Diamond S common stock, and a liquid trading market for Diamond S common stock may not develop following the distribution. In the absence of a public trading market:
•
CPLP unitholders may not be able to liquidate their positions in the Diamond S common stock;

•
CPLP unitholders may not be able to resell their shares at or above the prices at which Diamond S common stock initially trades following the distribution;

•
the market price of Diamond S common stock may experience more price volatility; and

•
there may be less efficiency in carrying out CPLP unitholders’ purchase and sale orders.

The price of Diamond S common stock may be volatile.
The price of Diamond S common stock may fluctuate due to a variety of factors, including:
•
actual or anticipated fluctuations in the Company’s quarterly and annual results and those of other public companies in its industry;

•
mergers and strategic alliances in the product tanker industry;

•
market prices and conditions in the product tanker and oil industries;

•
introduction of new technology by the Company or its competitors;

•
commodity prices and in particular prices of oil and natural gas;

•
the ability or willingness of OPEC to set and maintain production levels for oil;

•
oil and gas production levels by non-OPEC countries;

•
changes in government regulation;

•
potential or actual military conflicts or acts of terrorism;

•
natural disasters affecting the supply chain or use of petroleum products;

•
the failure of securities analysts to publish research about the Company, or shortfalls in the Company’s operating results from levels forecast by securities analysts;

•
the Company’s capital structure;

•
additions or departures of key personnel;

•
announcements concerning the Company or its competitors; and

•
the general state of the securities market.

As a result of these factors, investors in the Company’s common shares may not be able to resell their shares at or above the prices at which Diamond S common stock initially trades following the distribution. These broad market and industry factors may materially reduce the Company’s share price, regardless of the Company’s operating performance.
Reports published by analysts, including projections in those reports that exceed the Company’s actual results, could adversely affect the price and trading volume of Diamond S common stock.
The Company currently expects that securities research analysts will establish and publish their own periodic projections for the Company’s business. These projections may vary widely and may not accurately predict the results the Company actually achieves. The Company’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on the Company downgrades the Company’s stock or publishes inaccurate or unfavorable research about the Company’s business, the Company’s share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on the Company regularly, the Company’s share price or trading volume could decline. While the Company expects research analyst coverage, if no analysts commence coverage of the Company, the trading price and volume for Diamond S common stock could be adversely affected.
There may be circumstances in which the interests of the Company’s significant shareholders could be in conflict with CPLP unitholders’ interests as a shareholder.
Following the completion of the Transactions, funds managed by WLR and First Reserve will own 24% and 20% and CMTC and its affiliates will own approximately 6.2% of the outstanding Diamond S common stock, respectively, and will have the ongoing right, subject to certain conditions and limitations, to nominate directors to the board of directors of the Company, as more fully described in the section entitled “Certain Relationships and Related Person Transactions.” Circumstances may arise in which these shareholders may have an interest in pursuing or preventing acquisitions, divestitures or other transactions, including the issuance of additional shares or debt, that, in their judgment, could enhance their investment in the Company or another company in which they invest. Such transactions might adversely affect the Company or other holders of Diamond S common stock.
Furthermore, shareholders may have more difficulty in protecting their interests in connection with actions taken by the Company’s significant shareholders than they would as shareholders of a corporation incorporated in the United States.

In addition, the holdings by the Company’s significant shareholders may adversely affect the trading price of Diamond S common stock because investors may perceive disadvantages in owning shares in companies with significant shareholders.
The Company may issue additional shares of Diamond S common stock or other equity securities without shareholder approval, which would dilute their ownership interests and may depress the Company’s share price.
The Company may issue additional shares of Diamond S common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or the Company’s equity incentive plan, without shareholder approval in a number of circumstances.
Future sales of shares may cause the market price for Diamond S common stock to decline.
Sales of substantial amounts of shares of Diamond S common stock in the public market after the distribution, or the perception that these sales may occur, could adversely affect the Company’s share price and impair its ability to raise capital through the sale of additional equity securities. Following the distribution, the Company will have      shares outstanding of which      shares will be freely tradable, without restriction, in the public market unless held by the Company’s “affiliates,” as defined under Rule 405 of the Securities Act. The remaining shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act, which will be freely tradable subject to the applicable holding period, volume, manner of sale and other limitations under Rule 144 or Rule 701 of the Securities Act. The Company has undertaken to register the shares held by the DSS LP limited partners on a shelf registration statement. The sales of significant amounts of Diamond S common stock, or the perception in the market that this will occur, may result in the lowering of the Company’s share price.
The Company will incur increased costs and obligations as a result of being an independent public company.
As an independent publicly traded company, the Company will incur significant legal, accounting and other expenses that the Company was not required to incur in the recent past, particularly after the Company is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and NYSE, have created uncertainty for public companies and increased the Company’s costs and the time that the Company’s board of directors and management must devote to complying with these rules and regulations. The Company expects these rules and regulations to increase its legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.
Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing the Company’s growth strategy, which could prevent the Company from improving its business, financial condition, results of operations and cash flows. The Company has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a publicly traded company. However, the measures the Company takes may not be sufficient to satisfy its obligations as a publicly traded company.
As an emerging growth company, the Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Diamond S common stock less attractive to investors.
The Company is an emerging growth company as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of the Company’s internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The Company cannot predict if investors will find its shares less attractive because it will rely on these exemptions. If some investors find the Company’s shares less attractive as a result, there may be a less active market for the Company’s shares and its share price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. The Company intends to take advantage of the benefits of this extended transition period, for as long as it is available. As a result, the Company’s financial statements may not be comparable to those of companies that comply with such new or revised accounting standards.
Pursuant to the recently enacted JOBS Act, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as it is an emerging growth company.
Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting, starting with the second annual report that it files with the SEC after the consummation of its initial public listing, and generally requires in the same report a report by its independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, as an emerging growth company, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until it is no longer an emerging growth company. The Company could be an emerging growth company for up to five years.
If the Company does not develop and implement all required accounting practices and policies, it may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.
Prior to the Transactions, the Company did not adopt all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company because its operations were either part of a privately held company or a segment of a larger public company. The Company expects that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase its operating costs and could require significant time and resources from the Company’s management and employees. If the Company fails to develop and maintain effective internal controls and procedures and disclosure procedures and controls, the Company may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize the Company, including by limiting its ability to obtain financing, either in the public capital markets or from private sources and hurt the Company’s reputation and could thereby impede its ability to implement its growth strategy. In addition, any such delays or deficiencies could result in the Company’s failure to meet the requirements for continued listing of the Diamond S common stock on the NYSE.
Failure to comply with the FCPA could result in fines, criminal penalties, contract terminations and an adverse effect on the Company’s business.
The Company may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. The Company is committed to doing business in accordance with applicable anti-corruption laws and has adopted a code of conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The Company is subject, however, to the risk that it, its affiliated entities, the Company’s or its affiliated entities’ respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, financial condition, results of operations and cash flows. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of the Company’s senior management.

Certain provisions of the Company’s articles of incorporation and bylaws may make it difficult for shareholders to change the composition of its board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.
Certain provisions of the Company’s articles of incorporation and bylaws may have the effect of delaying or preventing changes in control if its board of directors determines that such changes in control are not in the best interests of the Company and its shareholders. The provisions in the Company’s articles of incorporation and bylaws include, among other things, those that:
•
authorize the Company’s board of directors to issue preferred shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

•
establish advance notice procedures for nominating directors or presenting matters at shareholder meetings;

•
authorize the removal of directors only for cause or pursuant to a plan of merger, consolidation or reorganization approved by the shareholders;

•
allow only the Company’s board of directors to fill vacancies;

•
limit the persons who may call special meetings of shareholders;

•
limit the persons who may bring any business before an annual meeting to shareholders who beneficially own at least 10% of the then outstanding shares of Diamond S common stock; and

•
provide certain of the Company’s shareholders the right to designate up to five members of the Company’s board of directors.

While these provisions may have the effect of encouraging persons seeking to acquire control of the Company to negotiate with its board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.
These provisions may frustrate or prevent any attempts by the Company’s shareholders to replace or remove its current management by making it more difficult for shareholders to replace members of its board of directors, which is responsible for appointing the members of its management.
The Company may be restricted from paying dividends on Diamond S common stock.
As a holding company, the Company will depend on its subsidiaries’ ability to pay distributions to the Company to pay cash dividends to holders of Diamond S common stock. The Company’s dividends must be authorized by its board of directors, in its sole discretion. Any determination to pay or not pay cash dividends will depend on the Company’s available cash balances, anticipated cash needs, results of operations, financial condition, expected market conditions, investment opportunities, credit agreement restrictions and other factors the Company’s board of directors may deem relevant. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (defined as net assets in excess of stated capital, and stated capital for shares with par value generally means the aggregate par value of the issued shares), but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. No dividends can be declared or paid when the Company is insolvent or if the payment of the dividend would render the Company insolvent.
The Company is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy law and, as a result, shareholders may have fewer rights and protections under Republic of the Marshall Islands law than under the law of a typical jurisdiction in the United States.
The Company’s corporate affairs are governed by its articles of incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as

clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, the Company’s public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or significant shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, the Company’s shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.
It may be difficult to serve process on or enforce a U.S. judgment against the Company, its officers and its directors because the Company is a foreign corporation.
The Company is a corporation formed in the Republic of the Marshall Islands, and a substantial portion of its assets are located outside of the United States. As a result, the Company’s shareholders may have difficulty serving legal process within the United States upon the Company. The Company’s shareholders may also have difficulty enforcing, both in and outside the United States, judgments they may obtain in U.S. courts against the Company in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for the Company’s shareholders to bring an original action against the Company or against these individuals in a court in the Republic of the Marshall Islands in the event that the Company’s shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise because the courts in the Republic of the Marshall Islands would not have subject matter jurisdiction to entertain such a suit.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement contains forward-looking statements, including statements relating to trends in the Company’s operations, financial results, its business and products. Other statements in this information statement, including words such as “anticipate,” “may,” “believe,” “could,” “should,” “estimate,” “expect,” “intend,” “plan,” “predict,” “potential,” “forecasts,” “project,” and other similar expressions, also are forward-looking statements. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.
The following important factors, and those important factors described elsewhere in this information statement, could affect (and in some cases have affected) the Company’s actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements:
•
the cyclicality of the tanker industry;

•
changes in economic and competitive conditions affecting the Company’s business, including market fluctuations in charter rates;

•
partial dependence on spot market rates, including earnings from any spot market-related vessel pools the Company may join;

•
risks related to an oversupply of tanker vessels;

•
changes in fuel prices;

•
decreases in the market values of tanker vessels;

•
risks related to the management of the Company’s growth strategy, counterparty risks and customer relations with key customers;

•
applicable laws, regulations and taxes as well as changes to such laws and governmental regulations or their application, and actions taken by regulatory authorities;

•
government claims against the Company and the effect thereof;

•
the Company’s ability to meet obligations under time charter agreements;

•
dependence on third-party managers and a limited number of customers;

•
the Company’s liquidity, level of indebtedness, operating expenses, capital expenditures and financing;

•
the Company’s interest rate swap agreements and credit facilities;

•
changing political and inter-governmental conditions affecting the Company’s industry and business;

•
risk of loss, including potential liability from future litigation and potential costs due to environmental damage, vessel collisions and business interruption; risks related to war, terrorism and piracy;

•
risks related to the acquisition, modification and operation of vessels;

•
future supply of, and demand for, refined products and crude oil, including relating to seasonality;

•
risks related to the Company’s insurance, including adequacy of coverage and increased premium payments;

•
risks related to tax rules applicable to the Company;

•
conflicts of interest between the Company and CSM;

•
the ability of the Company to clear the oil majors’ risk assessment processes;

•
future refined product and crude oil prices and production; the carrying values of the Company’s vessels and the potential for any asset impairments;

•
the Company’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•
the Company’s continued ability to enter into long-term, fixed-rate time charters with its charterers and to re-charter its vessels as their existing charters expire at attractive rates;

•
unexpected costs, charges or expenses resulting from the Transactions;

•
uncertainty of the expected financial performance of the Company following the Transactions;

•
failure to realize the anticipated benefits of the Transactions, including as a result of integrating the businesses;

•
failure to maintain effective internal control over financial reporting;

•
the ability of the Company to implement its business strategy and manage planned growth;

•
substantial sales of the Company’s common shares;

•
the Company’s inability to meet financial projections;

•
conflicts of interest between the Company’s significant shareholders and CPLP unitholders;

•
dilution of CPLP unitholders’ ownership interests;

•
risks related to Diamond S common stock, including low liquidity and high volatility;

•
inability to retain and hire key personnel;

•
risks related to being an independent public company and an emerging growth company, including with respect to accounting practices and policies;

•
failure to comply with the FCPA;

•
risks related to the Company’s corporate governance, including the difficulty of changing the composition of its board of directors;

•
risks related to dividend payments;

•
the lack of shareholder rights due to the Company being incorporated in the Republic of the Marshall Islands;

•
the risk that it may be difficult to serve process or enforce a U.S. judgment against the Company;

•
the risk that shareholder litigation in connection with the Transactions or other settlements or investigations may result in significant costs of defense, indemnification and liability; and

•
other factors discussed under “Risk Factors.”

Projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk. All forward-looking statements made by the Company in this information statement speak only as of the date of this information statement. New risks and uncertainties arise from time to time, and it is impossible for the Company to predict these events or how they may affect the Company. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this information statement or to reflect the occurrence of unanticipated events.

DIVIDEND POLICY
The Company intends to pay regular quarterly cash dividends on shares of Diamond S common stock but there can be no assurance that the Company will pay dividends or as to the amount of any dividend. The payment and the amount of dividends paid will be subject to the sole discretion of the Company’s board of directors and will depend, among other things, on available cash balances, anticipated cash needs, results of operations, financial condition, expected market conditions, investment opportunities and credit agreement restrictions binding the Company or its subsidiaries, as well as other relevant factors.
As a holding company, the Company will depend on its subsidiaries’ ability to pay distributions to the Company to pay cash dividends to holders of Diamond S common stock. Under the terms of the Company’s existing credit facilities, it is permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of the Company’s net income for that year. In addition, Marshall Islands law contains restrictions on the Company’s ability to pay cash dividends.

CAPITALIZATION
The following table sets forth Athena’s capitalization as of December 31, 2018 on a historical basis prior to the distribution or the combination, and the capitalization of Diamond S as of December 31, 2018 on a pro forma basis to give effect to the Transactions and reflect the pro forma adjustments included in the Company’s unaudited pro forma condensed combined financial information. The information below is not necessarily indicative of what the Company’s capitalization would have been had the separation, the distribution, the combination and related transactions been completed as of December 31, 2018. In addition, it is not indicative of the Company’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Combined Financial Data of Athena,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Athena,” and the audited combined carve-out financial statements of Athena, the audited consolidated financial statements of DSS LP and notes related thereto included elsewhere in this information statement.
	As of December 31, 2018
(in thousands)	Athena Actual	Diamond S Pro Forma
Cash and cash equivalents(1)(2)	$2,886	$76,244
Debt(1)
Current portion of long-term debt	3,146	109,992
Long-term debt	55,318	837,826
Total debt	$58,464	$947,818
Shareholders’ equity:
Common shares with no par value, actual; as adjusted – common shares with 0.001 par value, 110,000,000 shares authorized, 38,560,606 shares issued and outstanding	—	39
Net parent investment(3)	600,074	—
Additional paid-in capital	—	1,231,135
Accumulated other comprehensive income	—	4,387
Accumulated deficit	—	(56,477)
Noncontrolling interest(4)	—	34,607
Total shareholders’ equity	$600,074	$1,213,691
Total capitalization	$658,538	$2,161,509

(1)
As part of CPLP, Athena was dependent upon CPLP for the major part of its working capital and financing requirements as CPLP uses a centralized approach to cash management and financing of its operations. Accordingly, none of CPLP’s cash and cash equivalents or debt at the corporate level have been assigned to Athena. See “Management’s Discussion and Analysis of Financial Condition of Athena — Liquidity and Capital Resources.”

(2)
Includes restricted cash.

(3)
Net parent investment represents CPLP’s interest in Athena’s net assets and includes Athena’s cumulative earnings as adjusted for cash distributions to and cash contributions from CPLP.

(4)
Reflects 51% ownership of NT Suez Holdco LLC, a company that owns two crude tankers.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF ATHENA
The following tables set forth selected historical combined financial and other data of the crude and product tanker business of CPLP (referred to as Athena in this information statement). The selected historical combined financial data was carved out from the financial information of CPLP as described below.
Athena SpinCo was formed for the purpose of effecting the Transactions, which include the contribution from CPLP of all of CPLP’s crude and product tankers and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital. Prior to the effective date of the registration statement on Form 10 of which this information statement forms a part, and the completion of the separation, Athena SpinCo did not conduct any business and did not have any material assets or liabilities.
The selected historical financial data of Athena set forth below as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been derived from the audited combined carve-out financial statements of Athena, which are included elsewhere in this information statement.
The historical results set forth below do not indicate results expected for any future periods. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Athena” and the audited combined carve-out financial statements of Athena and notes related thereto included elsewhere in this information statement.
This data may not be comparable to, or indicative of, future operating results. Different factors affect Athena’s results of operations, including among others, the number of vessels in the fleet, prevailing charter rates, management and administrative services fees, as well as financing arrangements.
The combined carve-out financial statements of Athena were prepared in accordance with U.S. GAAP. Presentation of earnings per unit information is not applicable in the combined carve-out financial statements, since the assets and liabilities of Athena prior to the distribution are owned by CPLP.
	For the Years Ended December 31,
(in thousands)	2018	2017	2016
Income Statement Data:
Revenues	$148,318	$97,806	$101,506
Revenues – related party	13,342	34,676	26,681
Total revenues	161,660	132,482	128,187
Expenses:
Voyage expenses(1)	37,202	10,537	6,568
Voyage expenses – related party(1)	—	—	360
Vessel operating expenses(2)	59,962	47,119	38,329
Vessel operating expenses – related party(2)	8,444	7,192	6,533
General and administrative expenses	3,832	3,979	3,960
Vessel depreciation and amortization	40,274	38,014	36,814
Total operating expenses	149,714	106,841	92,564
Operating income	11,946	25,641	35,623
Interest expense and finance costs	(2,578)	(583)	(93)
Other income/(expense)	167	(321)	118
Net income	$9,535	$24,737	$35,648

	As of December 31,
(in thousands)	2018	2017
Balance Sheet Data:
Fixed assets	$643,682	$607,528
Total assets	$679,599	$618,580
Total long-term liabilities	$55,320	$15,426
Net parent investment(3)	$600,074	$584,457
	For the Years Ended December 31,
(in thousands)	2018	2017	2016
Cash Flow Data:
Net cash provided by operating activities	$35,476	$64,495	$68,545
Net cash used in investing activities	$(41,837)	$(359)	$(17,192)
Net cash provided by/(used in) financing activities	$4,838	$(60,566)	$(52,602)

(1)
Voyage expenses primarily consist of brokerage commissions, port expenses, canal dues and bunkers.

(2)
Vessel operating expenses consist of management fees payable to CSM pursuant to the terms of three separate management agreements and actual operating expenses, such as crewing, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses incurred in respect of Athena’s vessels.

(3)
Net parent investment represents CPLP’s interest in Athena’s net assets and includes Athena’s cumulative earnings as adjusted for cash distributions to and cash contributions from CPLP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF ATHENA
The following is a discussion of the historical results of operations and liquidity and capital resources of CPLP’s carve-out crude and product tanker business (referred to as Athena in this information statement), and unless otherwise specified does not include a discussion of the historical results of operations and liquidity of DSS LP’s businesses and operations or pro forma information after giving effect to the Transactions.
You should read the following discussion in conjunction with the audited combined carve-out financial statements of Athena and the corresponding notes and the unaudited pro forma condensed combined financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Spin-Off from CPLP
CPLP is an international owner of tanker, container and drybulk vessels that was organized in January 2007 by CMTC, an international shipping company with a long history of operating and investing in the shipping market. CPLP’s total fleet as of the date of this information statement consists of 36 high specification vessels with an average age of approximately 8.5 years. CPLP’s total fleet consisted of  (1) three Suezmax crude oil tankers (0.5 million dwt), one Aframax crude oil tanker (0.1 million dwt) and 21 MR product tankers (1.0 million dwt) (these vessels together represent CPLP’s tanker fleet), (2) ten neo-panamax container carrier vessels (0.9 million dwt) (these vessels together represent CPLP’s container fleet) and (3) one Capesize bulk carrier (0.2 million dwt) (this vessel represents CPLP’s drybulk fleet).
On November 27, 2018, CPLP announced its intent to separate its crude and product tanker business, which consists of 25 vessels, from CPLP’s remaining businesses by means of the separation and distribution. For more information on the separation and distribution, see “The Transactions.”
Under the Transaction Agreement, as part of the separation and distribution, subject to customary and other conditions, CPLP has agreed to contribute to Athena SpinCo its crude and product tanker fleet and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital. After the separation, Athena SpinCo will change its name to Diamond S Shipping Inc. The distribution will then occur by means of a pro rata distribution by CPLP of the outstanding shares of Diamond S common stock to the holders of its outstanding CPLP common units and CPLP general partner units. CPLP, the existing publicly traded company, will continue to own the remaining container and drybulk fleets.
The accompanying historical combined carve-out financial statements of Athena have been prepared on a carve-out basis in accordance with U.S. GAAP. U.S. GAAP requires Athena to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting periods. Actual results could differ from these estimates. The historical financial results for the carved-out assets reflect expense allocations made to Athena by CPLP for certain corporate functions and shared services provided by CPLP. Where possible, these allocations were made by CPLP pro-rata based on Athena’s percentage of total CPLP’s fleet ownership days. Such items do not necessarily reflect what actual expenses would have been if Athena had been operating as a separate standalone public company. These items are discussed further in Note 2(a) of the accompanying audited combined carve-out financial statements of Athena.
The historical audited combined carve-out financial statements of Athena have been derived from CPLP’s consolidated financial statements and accounting records. Therefore, these financial statements reflect, in conformity with U.S. GAAP, Athena’s financial position, results of operations, comprehensive income and cash flows as historically operated as part of CPLP prior to the separation and distribution.

They may not be indicative of future performance and do not necessarily reflect what Athena’s combined business, financial condition, results of operations, and cash flows would have been had Athena operated as a separate, publicly traded company during the periods presented.
For purposes of the following sections of the MD&A, the term “Athena” is used when referring to CPLP’s crude and product tanker business in respect of the periods discussed in this section.
Overview
To date, Athena SpinCo has not conducted any business as a separate company and has no material assets and liabilities. The operations of the assets to be transferred to Athena SpinCo are presented as if the transfer had been consummated prior to all historical periods presented in the accompanying audited combined carve-out financial statements of Athena at the carrying amounts of such assets and liabilities reflected in CPLP’s books and records.
The crude and product tankers that comprise the Athena business are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol.
To date, Athena has sought to rely on medium- to long-term, fixed-rate period charters and cost-efficient management of its vessels via CSM. As vessels come up for re-chartering, Athena has sought to redeploy them on terms that reflect its expectations of the market conditions prevailing at the time.
The strategies that Diamond S intends to pursue following the Transactions are described in the section entitled “Business — Chartering Strategy.”
The Charters
Athena generates revenues by charging its charterers for the use of its vessels. Historically, Athena has provided services to its charterers under time or bareboat charter agreements. As of December 31, 2018, 16 of Athena’s vessels were either trading in the period market or were expected to commence period employment. For information on the markets targeted by Diamond S following the Transactions, see the section entitled “Business — Chartering Strategy.”
Athena’s vessels are currently under contracts with CSSA S.A. (Total S.A.), Repsol, Empresa Publica Flota Petrolera Ecuatoriana EP Flopec (“Flopec”), Petroleo Brasileiro S.A. (“Petrobras”), Tesoro Far East Maritime Company (“Tesoro”), Louis Dreyfus Company Suisse SA (“Dreyfus”) and Shell Tankers Singapore Private Limited (“Shell”). Athena re-chartered a total of 17 and nine vessels in the years ended December 31, 2018 and 2017, respectively.
For the year ended December 31, 2018, Petrobras accounted for 33% of total revenue. For the year ended December 31, 2017, Petrobras and CMTC accounted for 34% and 26% of total revenue, respectively. For the year ended December 31, 2016, Petrobras and CMTC accounted for 33% and 21% of total revenue, respectively.
Vessel Acquisitions and Dispositions in 2018
Acquisition of the M/T Anikitos
On May 4, 2018, Athena completed the acquisition of the M/T Anikitos, an eco-type MR product tanker (50,082 dwt IMO II/III chemical product tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.), from CMTC for total consideration of  $31.5 million.
The M/T Anikitos is currently employed by Petrobras at a gross daily rate of  $15,300, with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for 18 months (+/-30 days) at the same gross daily rate.
Athena financed the acquisition with $15.9 million in cash and the assumption of a $15.6 million term loan (the “Anikitos tranche”) under a credit facility previously arranged by CMTC with ING Bank N.V. (the “2015 credit facility”). The Anikitos tranche is required to be repaid in 13 consecutive equal quarterly installments of  $0.4 million, beginning two years from the anniversary of the delivery of the M/T Anikitos, plus a balloon payment of  $11 million, which is payable concurrently with the final quarterly installment in June 2023. The Anikitos tranche bears interest at LIBOR plus a margin of 2.50%.
Acquisition of the M/T Aristaios
In January 2018, Athena completed the acquisition of the M/T Aristaios, an eco-type crude tanker (113,689 dwt, Ice Class 1C, built in 2017, Daehan Shipbuilding Co. Ltd., South Korea), from CMTC for a total consideration of  $52.5 million.
The M/T Aristaios is currently employed under a time charter by Tesoro at a gross daily rate of $26,400. The Tesoro charter commenced in January 2017 with duration of five years +/-45 days.
Athena financed the acquisition of the M/T Aristaios with $24.2 million in cash and the assumption of a $28.3 million term loan under a credit facility previously arranged by CMTC with Crédit Agricole Corporate and Investment Bank and ING Bank NV (the “Aristaios credit facility”). The Aristaios credit facility bears interest at LIBOR plus a margin of 2.85% and is payable in 12 consecutive semi-annual installments of approximately $0.9 million beginning in July 2018, plus a balloon payment of  $17.3 million payable concurrently with the last semi-annual installment due in January 2024.
Vessel Acquisitions and Dispositions in 2017
There were no acquisitions or dispositions of vessels in the year 2017.
Vessel Acquisitions and Dispositions in 2016
Acquisition of the M/T Amor
On October 24, 2016, Athena completed the acquisition of the M/T Amor, an eco-type MR product (49,999 dwt IMO II/III chemical product tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) from CMTC for total consideration of  $32.7 million.
The M/T Amor was employed under a time charter by Cargill at a gross daily rate of  $17,500. The Cargill charter commenced in October 2015 with duration of two years +/-30 days.
Athena financed the acquisition with $16.9 million in cash and the assumption of a $15.8 million term loan (the “Amor tranche”) under the 2015 credit facility. The Amor tranche is required to be repaid in 17 consecutive equal quarterly installments of  $0.3 million, beginning two years from the anniversary of the delivery of the M/T Amor, plus a balloon payment of  $10.2 million, which is payable concurrently with the final quarterly installment in November 2022. The Amor tranche bears interest at LIBOR plus a margin of 2.50%.
Factors to Consider When Evaluating Athena’s Results
You should consider the following factors when evaluating Athena’s results of operations:
•
Size of Athena’s Fleet.   During the year ended December 31, 2018, the weighted average number of Athena’s vessels increased by 1.6 vessels compared to the year ended December 31, 2017, as Athena took delivery of the M/T Aristaios on January 17, 2018 and the M/T Anikitos on May 4, 2018. During 2017, the weighted average number of Athena’s vessels increased by 0.8 vessels compared to 2016, as Athena took delivery of the M/T Amor on October 24, 2016. As Athena’s fleet grows or as it disposes of its vessels, its results of operations reflect the contribution to revenue of, and the expenses associated with, a varying number of vessels over time, which may affect the comparability of its results year-on-year. Please see “— Overview — Accounting Treatment and Considerations” for information on the accounting treatment of vessel acquisitions for the period under review and Note 1 (General Information) to the audited combined carve-out financial statements of Athena included herein.

•
Management Structure and Operating Expenses.   Athena’s vessels have, over time, been managed under three separate technical and commercial management agreements with CSM: (1) the fixed fee management agreement, (2) the floating fee management agreement and (3), with respect to the vessels acquired as part of the merger with Crude Carriers in 2011, the Crude Carriers management agreement. Each agreement has a different operating expenses structure. In 2017, three vessels, which were previously managed under the fixed fee management agreement and were employed under bareboat charter agreements transitioned to a floating fee arrangement and incurred operating expenses. During the year ended December 31, 2018, two vessels, which were previously managed under the fixed fee management agreement and were employed under bareboat charter agreements, transitioned to a floating fee arrangement and incurred operating expenses. After the closing of the Transactions, Athena’s vessels will be managed by CSM under new commercial and technical management agreements. For information on Diamond S’s new management agreements and the fees it has agreed to pay to CSM, see “Business — The Company’s Managers.”
Trends and Factors Affecting Athena’s Future Results of Operations
The principal factors that have affected and may in the future affect Athena’s results of operations are the economic, regulatory, financial, credit, political and governmental conditions prevailing in the tanker market and shipping industry generally and in the countries and markets in which Athena’s vessels are chartered.
The world economy has experienced significant economic and political upheavals in recent history. In addition, credit supply has been constrained and financial markets have been particularly turbulent. Protectionist trends, global growth and demand for the seaborne transportation of goods, including oil and oil products and overcapacity and deliveries of newly-built vessels have affected and may further affect the tanker market and shipping industry in general and Athena’s business, financial condition, results of operations and cash flows.
Some of the key factors that have affected and may in the future affect Athena’s business, financial condition, results of operations and cash flows include the following:
•
levels of oil product demand and inventories;

•
supply and demand for crude oil and oil products;

•
charter hire levels (under time and bareboat charters) and Athena’s ability to re-charter its vessels at competitive rates as their current charters expire;

•
developments in vessel values, which may affect compliance with covenants under credit facilities and/or debt refinancing;

•
compliance with covenants in credit facilities, including covenants relating to the maintenance of vessel value ratios;

•
the level of debt and the related interest expense and amortization of principal;

•
access to debt and equity and the cost of capital required to acquire additional vessels;

•
supply and order-book of tanker vessels;

•
the ability to increase the size of the fleet and make additional acquisitions that are accretive to earnings;

•
the ability of Athena’s commercial and chartering operations to successfully employ its vessels at economically attractive rates, particularly as charters expire and the fleet expands;

•
the continuing demand for crude oil and oil products from China, India, Brazil and Russia and other emerging markets;

•
Athena’s ability to comply with new maritime regulations, the more restrictive regulations for the transport of certain products and cargoes and the increased costs associated therewith;

•
changes in fuel prices, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the IMO (for those vessels that are not retrofitted with scrubbers);

•
the effective and efficient technical management of the vessels;

•
the costs associated with upcoming dry-docking of vessels;

•
the manager’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards;

•
the strength of and growth in the number of the customer relationships, especially with major international oil companies and major commodity traders;

•
the prevailing spot market rates and the number of vessels which Athena may operate in the spot market; and

•
Athena’s ability to acquire and sell vessels at prices it deems satisfactory.

Please read “Risk Factors” for a discussion of certain risks that may affect the business, financial condition, results of operations and cash flows of Diamond S, which will combine the fleets of Athena and DSS LP following the Transactions, and “Business — Chartering Strategy” for a discussion of the strategies that Diamond S intends to pursue following the Transactions.
Results of Operations
Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
Athena’s results of operations for the years ended December 31, 2018 and 2017, respectively, differ primarily due to:
•
the increase in the weighted average number of Athena’s vessels as it took delivery of the M/T Aristaios on January 17, 2018 and the M/T Anikitos on May 4, 2018;

•
lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts; and

•
the increase in the number of vessels in Athena’s fleet incurring operating expenses following the redelivery by its charterer of the M/T Alexandros II in December 2017, the M/T Aristotelis II in May 2018 and the M/T Aris II in June 2018, which were each previously employed on bareboat charters.

Total Revenues
Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $161.7 million for the year ended December 31, 2018 and $132.5 million for the year ended December 31, 2017.
The year-on-year increase of  $29.2 million was primarily attributable to an increase in vessel operating days as the weighted average size of Athena’s fleet expanded by 1.6 vessels in 2018, as well as the increase in the number of voyage charters under which certain of the vessels were employed in 2018, compared to 2017, partly offset by the increase in the number of off-hire days in 2018 compared to 2017 and lower charter rates earned by certain of the vessels compared to the average charter rates earned in 2017 as result of, among other factors, weaker market conditions for product and crude tankers.
For the year ended December 31, 2018, related party revenues decreased to $13.3 million, compared to $34.7 million for the year ended December 31, 2017 as the average number of vessels chartered by CMTC decreased by 5.0 vessels.
Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and CMTC, and are generally affected by the number of vessel operating days, the average number of vessels in Athena’s fleet and the charter rates.

For the year ended December 31, 2018, Petrobras accounted for 33% of total revenues.
Voyage Expenses
Total voyage expenses amounted to $37.2 million for the year ended December 31, 2018, compared to $10.5 million for the year ended December 31, 2017. The increase of  $26.7 million was primarily attributable to the increase in the number of voyage charters under which certain of the vessels were employed in 2018, compared to 2017.
Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on Athena’s behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by Athena. Voyage expenses incurred during voyage charters are paid for by Athena.
Vessel Operating Expenses
For the year ended December 31, 2018, Athena’s total vessel operating expenses amounted to $68.4 million compared to $54.3 million for the year ended December 31, 2017. The $14.1 million increase in total vessel operating expenses primarily reflects the expansion in the weighted average size of Athena’s fleet and the increase in the number of vessels in Athena’s fleet incurring operating expenses, following the redelivery of the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II, which were previously employed under bareboat charters.
Total vessel operating expenses for the year ended December 31, 2018 include expenses of  $8.4 million incurred under the management agreements with CSM, compared to $7.2 million during the year ended December 31, 2017.
See Note 9 (Voyage expenses and vessel operating expenses) to the audited combined carve-out financial statements of Athena included in this information statement for further information on the composition of Athena’s vessel operating expenses.
General and Administrative Expenses
General and administrative expenses amounted to $3.8 million for the year ended December 31, 2018 compared to $4.0 million for the year ended December 31, 2017. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of a publicly traded company. General and administrative expenses represent allocation of the expenses incurred by CPLP based on the number of calendar days Athena’s vessels operated under CPLP.
Vessel Depreciation and Amortization
Depreciation and amortization amounted to $40.3 million for the year ended December 31, 2018, compared to $38.0 million for the year ended December 31, 2017. The increase was mainly due to the increase in the average number of vessels in Athena’s fleet.
Depreciation is expected to increase if the average number of vessels in Athena’s fleet increases.
Total Other Expense, net
Total other expense, net for the year ended December 31, 2018 increased by $1.5 million, compared to the year ended December 31, 2017. The increase reflects mainly interest expense and finance costs incurred following the assumption of term loans amounting to $44.0 million constituting part of the consideration for the acquisitions of the M/T Aristaios and the M/T Anikitos in January and May 2018, respectively.
Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.
The weighted average interest rate on the loans outstanding for the year ended December 31, 2018 was 4.79%, compared to 3.59% for the year ended December 31, 2017.

Please also refer to Note 6 (Long-Term Debt) to the audited combined carve-out financial statements of Athena included in this information statement.
Net Income
Net income for the year ended December 31, 2018 amounted to $9.5 million compared to $24.7 million for the year ended December 31, 2017.
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Athena’s results of operations for the years ended December 31, 2017 and 2016 differ primarily due to:
•
the increase in the weighted average number of Athena’s vessels as it took delivery of the M/T Amor on October 24, 2016;

•
lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts; and

•
the increase in the number of vessels in Athena’s fleet incurring operating expenses following the redelivery by their charterer of the M/T Atlantas II in September 2016 and the M/T Aiolos and the M/T Aktoras in March 2017, which were previously employed on bareboat charters.

Total Revenues
Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $132.5 million for the year ended December 31, 2017 compared to $128.2 million for the year ended December 31, 2016.
The increase of  $4.3 million was primarily attributable to the increase in vessel operating days as the weighted average size of Athena’s fleet expanded by 0.8 vessels in 2017 and the decrease in the number of off-hire days incurred by Athena’s vessels during the year 2017, partly offset by lower charter rates earned by certain of Athena’s vessels compared to the average charter rates earned during the year 2016 as result of, among other factors, weaker market conditions for product and crude tankers.
For the year ended December 31, 2017, related party revenues increased to $34.7 million, compared to $26.7 million for the year ended December 31, 2016 as the average number of vessels chartered by CMTC increased by 2.3 vessels.
Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and CMTC, and are generally affected by the number of vessel operating days, the average number of vessels in Athena’s fleet and the charter rates.
For the year ended December 31, 2017, Petrobras and CMTC accounted for 34% and 26% of total revenues, respectively.
Voyage Expenses
Total voyage expenses amounted to $10.5 million for the year ended December 31, 2017, compared to $6.9 million for the year ended December 31, 2016. The increase of  $3.6 million was primarily attributable to the increase in the number of voyage charters under which certain of Athena’s vessels were employed during the year 2017, compared to the year 2016.
Voyage expenses primarily consist of bunkers, port expenses, canal dues and commissions. Commissions are paid to shipbrokers for negotiating and arranging charter party agreements on Athena’s behalf. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by Athena. Voyage expenses incurred during voyage charters are paid for by Athena. Please also refer to Note 9 (Voyage expenses and vessel operating expenses) to the audited combined carve-out financial statements of Athena included in this information statement for further information on the composition of Athena’s voyage expenses.

Vessel Operating Expenses
For the year ended December 31, 2017, Athena’s total vessel operating expenses amounted to $54.3 million compared to $44.9 million for the year ended December 31, 2016. The $9.4 million increase in total vessel operating expenses primarily reflects the expansion in the weighted average size of Athena’s fleet and the increase in the number of vessels in Athena’s fleet incurring operating expenses, following the redelivery of the M/T Atlantas II, the M/T Aktoras and the M/T Aiolos, which were previously employed under bareboat charters.
Total vessel operating expenses for the year ended December 31, 2017 include expenses of  $7.2 million incurred under the management agreements Athena has with CSM, compared to $6.5 million during the year ended December 31, 2016.
General and Administrative Expenses
General and administrative expenses amounted to $4.0 million for each of the years ended December 31, 2017 and 2016. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the expenses of a publicly traded company. General and administrative expenses represent allocation of the expenses incurred by CPLP based on the number of calendar days of Athena’s vessels operated under CPLP.
Vessel Depreciation and Amortization
Depreciation and amortization amounted to $38.0 million for the year ended December 31, 2017, compared to $36.8 million for the year ended December 31, 2016. The increase was due to the increase in the average number of vessels in Athena’s fleet.
Total Other (Expense)/Income, Net
Total other expense, net for the year ended December 31, 2017 increased by $0.9 million, compared to the year ended December 31, 2016. The increase reflects mainly interest expense and finance costs incurred following the assumption of a $15.8 million term loan which constituted part of the consideration for the acquisition of M/T Amor in October 2016 and foreign exchange losses.
Interest expense and finance costs include interest expense, amortization of financing charges, commitment fees and bank charges.
The weighted average interest rate on the loans outstanding for the year ended December 31, 2017 was 3.59%, compared to 3.07% for the year ended December 31, 2016.
Net Income
Net income for the year ended December 31, 2017 amounted to $24.7 million compared to $35.6 million for the year ended December 31, 2016.
Liquidity and Capital Resources
As of December 31, 2018 and 2017, total cash and cash equivalents were $2.9 million and $4.4 million, including restricted cash of  $1.3 million and $0.0 million, respectively. As of December 31, 2018 and 2017, Athena did not have available any undrawn amount under any credit facilities.
Generally, Athena’s primary sources of funds have been cash from operations and cash contributed by CPLP. As part of CPLP, Athena was dependent upon CPLP for the major part of its working capital and financing requirements as CPLP uses a centralized approach to cash management and financing of its operations. Accordingly, none of CPLP’s cash and cash equivalents or debt at the corporate level have been assigned to Athena. Transactions with CPLP are included in the accompanying combined carve-out statements of cash flows within net cash used in financing activities.
Total net parent investment as of December 31, 2018 amounted to $600.1 million compared to $584.5 million as of December 31, 2017, corresponding to an increase of  $15.6 million. The increase primarily reflects net transfers from parent of  $6.1 million and net income for the year ended December 31, 2018 of

$9.5 million. Total net parent investment as of December 31, 2017 amounted to $584.5 million compared to $620.3 million as of December 31, 2016, corresponding to a decrease of  $35.8 million. The decrease primarily reflects total net transfers to parent company of  $60.6 million partly off-set by net income for the year ended December 31, 2017 of  $24.7 million.
Effective upon completion of the Transactions, Diamond S will have indebtedness outstanding under the new term loan and revolving credit facilities arranged in connection with the Transactions and indebtedness under existing credit facilities of DSS LP. See “Description of Material Indebtedness.”
Passage of environmental legislation or other regulatory initiatives have in the past and may in the future have a significant impact on Athena’s operations. Regulatory measures can increase the costs related to operating and maintaining Athena’s vessels and may require Athena to retrofit its vessels with new equipment.
Among other capital expenditures, in consideration of the IMO 2020 Regulations, Athena contracted for the purchase and installation of scrubbers on three of its vessels. These scrubbers are expected to be installed prior to January 1, 2020 or shortly thereafter, and are expected to translate into an aggregate capital expenditures of at least $8.9 million. Diamond S may, in the future, determine to purchase additional scrubbers for installation on other vessels owned or operated by the Company.
In addition, with respect to vessels on which Athena has not contracted for the installation of scrubbers, management of Diamond S also expects to make certain capital expenditures to ensure those vessels are capable of efficiently using low-sulfur fuel and estimates that the costs of such capital expenditures are significant.
Furthermore, Athena has contracts in place to install ballast water treatment systems for four vessels whose compliance date requires such installation in 2019 and 2020. Total estimated cost is $4.0 million.
Please read “Risk Factors  — Risks Related to the Company’s Industry” and “Business — Environmental and Other Regulations” for a discussion of environmental compliance, regulatory developments and initiatives that may impact Diamond S, which will combine the fleets of Athena and DSS LP following the Transactions.
Cash Flows
The following table summarizes Athena’s cash and cash equivalents provided by or used in operating, financing and investing activities for the periods presented below (presented in millions):
	For the Year Ended December 31,
	2018	2017	2016
Net Cash Provided by Operating Activities	$35.5	$64.5	$68.5
Net Cash Used in Investing Activities	$(41.8)	$(0.4)	$(17.2)
Net Cash Provided by/(Used in) Financing Activities	$4.8	$(60.6)	$(52.6)
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $35.5 million for the year ended December 31, 2018, compared to $64.5 million for the year ended December 31, 2017. The decrease of  $29.0 million was mainly attributable to, among other factors, lower charter rates affecting Athena’s revenues and an increase in total expenses, including vessel voyage, operating and total other expenses, net, and the negative effect of the changes in Athena’s operating assets and liabilities amounting of  $16.0 million. Changes in Athena’s operating assets and liabilities were driven mainly by an increase in trade accounts receivable and prepayments and other assets and an increase in inventories mainly due to the increase in the average number of vessels in Athena’s fleet and the increase in the number of voyage charters performed by certain vessels in Athena’s fleet compared to the year ended December 31, 2017. Net cash provided by operating activities was also negatively affected by an increase of  $1.8 million in drydocking costs paid in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Net cash provided by operating activities was $64.5 million for the year ended December 31, 2017, compared to $68.5 million for the year ended December 31, 2016. The decrease of  $4.0 million was mainly attributable to, among other factors, lower charter rates affecting Athena’s revenues and an increase in Athena’s total expenses, including vessel voyage, operating and total other expenses, net, partly set off by the positive effect of the changes in Athena’s operating assets and liabilities amounting to $5.1 million. Changes in Athena’s operating assets and liabilities were driven mainly by an increase in deferred revenue representing cash received in advance for services to be rendered in future periods an increase in accrued liabilities and trade accounts payable and the decrease in drydocking costs paid in 2017 compared to 2016.
Net Cash Used in Investing Activities
Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements.
Net cash used in investing activities for the year ended December 31, 2018 increased to $41.8 million compared to $0.4 million during the year ended December 31, 2017, principally because Athena acquired two vessels, the M/T Aristaios and the M/T Anikitos, in 2018, while it made no such acquisitions in 2017.
Net cash used in investing activities for the year ended December 31, 2017 decreased to $0.4 million compared to $17.2 million during the year ended December 31, 2016, principally because Athena acquired no vessels in 2017, compared with the acquisition of the shares of the company owning the M/T Amor, during the year 2016. Cash consideration paid for vessel improvements during the year ended December 31, 2017 amounted to $0.4 million compared to $0.3 million during the year ended December 31, 2016.
Net Cash Provided by / (Used in) Financing Activities
As part of CPLP, Athena is dependent upon CPLP for the major part of its working capital and financing requirements as CPLP uses a centralized approach to cash management and financing of its operations. Financial transactions relating to Athena are accounted for through the Net Parent Investment account. Accordingly, none of CPLP’s cash and cash equivalents or debt at the corporate level have been assigned to Athena in the audited combined carve-out financial statements. Net Parent Investment represents CPLP’s interest in Athena’s net assets and includes Athena’s cumulative earnings (loss) as adjusted for cash distributions to and cash contributions from CPLP. Transactions with CPLP are reflected in the accompanying combined carve-out statements of cash flows as a financing activity.
For the years ended December 31, 2018, 2017 and 2016, cash contribution by CPLP amounted to $40.0 million, nil and $16.9 million, respectively, referring to contributions for the acquisition of vessels while cash distributions to CPLP amounted to $33.9 million, $60.6 million and $69.5 million, respectively. During the year ended December 31, 2018 payments of long-term debt amounted to $1.2 million compared to nil for the year ended December 31, 2017. This increase was due to the amortization of the Aristaios credit facility and the Amor Tranche of the 2015 credit facility.
Off-Balance Sheet Arrangements
As of December 31, 2018 and 2017, Athena had not entered into any off-balance sheet arrangements.
Contractual Obligations and Contingencies
The following table summarizes Athena’s long-term contractual obligations as of December 31, 2018 (in thousands of U.S. dollars).
	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term Debt Obligations	$58,464	$3,146	$8,777	$28,290	$18,251
Interest Obligations(1)	12,024	3,074	5,364	3,564	22
Management fee(2)	25,138	8,203	13,126	3,809	—
Total:	$95,626	$14,423	$27,267	$35,663	$18,273

(1)
For Athena’s Aristaios and 2015 credit facilities, interest has been estimated based on the LIBOR Bloomberg forward rates and the margins as of December 31, 2018 of 2.85% and 2.5%, respectively.

(2)
The fees payable to CSM represent fees for the provision of commercial and technical services, such as crewing, repairs and maintenance, insurance, stores, spares and lubricants under the CSM management agreements. Management fees under the floating fee and Crude Carriers management agreements have been increased annually based on the United States Consumer Price Index for December 2018.

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels
The table set forth below indicates (i) the carrying value of each of Athena’s vessels as of December 31, 2018 and 2017; (ii) which of Athena’s vessels CPLP’s management believes has a charter free market value below its carrying value; and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which CPLP’s management believes Athena would have to reduce its net income if it sold all of such vessels in the prevailing environment, on industry standard terms, in cash transactions, and to a willing buyer where Athena is not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, CPLP’s management has assumed that the vessels would be sold at a price that reflects its estimate of their current basic market values.
CPLP’s management’s estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. CPLP’s management’s estimates are based on the average of two estimated market values for the vessels received from third-party independent shipbrokers approved by CPLP’s banks. You should note that vessel values are highly volatile; as such, CPLP’s management’s estimates may not be indicative of the current or future basic market value of the vessels or prices that Athena could achieve if it were to sell them.

Vessels (in millions of U.S. dollars)	Carrying value as of December 31, 2018	Carrying value as of December 31, 2017
M/T Atlantas II	$16.9*	$18.1*
M/T Assos	$21.3*	$22.9*
M/T Aktoras	$17.2*	$18.4*
M/T Agisilaos	$17.7*	$19.0*
M/T Arionas	$18.0*	$19.2*
M/T Avax	$20.1*	$21.5*
M/T Aiolos	$18.0*	$19.2*
M/T Axios	$20.4*	$21.8*
M/T Atrotos	$20.8*	$22.3*
M/T Akeraios	$21.0*	$22.3*
M/T Apostolos	$23.3*	$24.9*
M/T Anemos I	$23.5*	$24.9*
M/T Alexandros II	$27.4*	$29.0*
M/T Aristotelis II	$28.0*	$29.6*
M/T Aris II	$28.3*	$29.9*
M/T Ayrton II	$29.4*	$31.2*
M/T Alkiviadis	$18.8*	$20.3*
M/T Miltiadis M II	$35.5*	$38.0*
M/T Amoureux	$37.5*	$39.7*
M/T Aias	$37.4*	$39.6*
M/T Active	$31.2*	$32.5*
M/T Amor	$28.9	$30.3*
M/T Amadeus	$31.5*	$32.9*
M/T Aristaios	$41.4	—
M/T Anikitos	$30.2	—
Total	$643.7	$607.5

*
Indicates vessels for which CPLP’s management believes that, as of December 31, 2018 and 2017, the basic charter-free market value is lower than the carrying value. CPLP’s management believes that the aggregate carrying value of these vessels, assessed separately, exceeded their aggregate basic charter-free market value by approximately $136.0 million and $132.9 million as of December 31, 2018 and 2017, respectively. As discussed in “— Critical Accounting Policies — Vessel Lives and Impairment,” CPLP’s management believes that the carrying values of the vessels as of December 31, 2018 and 2017 were recoverable as the undiscounted projected net operating cash flows of the vessels exceeded their carrying value by a significant amount.

Critical Accounting Policies
This MD&A is based upon Athena’s audited combined carve-out financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Athena to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of Athena’s audited combined carve-out financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. Athena has described below what it believes are its most critical accounting policies. For a description of all of

Athena’s significant accounting policies, see Note 2 (Significant Accounting Policies) to the audited combined carve-out financial statements of Athena included in this information statement.
Vessel Lives and Impairment
The carrying value of each of Athena’s vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. The carrying values of Athena’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In recent years changing market conditions resulted in a decrease in charter rates and values of assets. Athena considers these market developments as indicators of potential impairment of the carrying amount of its assets.
Athena performed impairment analyses by means of undiscounted cash flow tests as of December 31, 2018 and 2017 on the basis of estimates and assumptions relating to projected undiscounted net operating cash flows, which were based on the following considerations:
•
the charter revenues from existing time charters for the fixed fleet days (Athena’s remaining charter agreement rates);

•
vessel operating expenses;

•
drydocking expenditures;

•
an estimated gross daily time charter equivalent for the unfixed days (based on the ten-year average historical one-year time charter equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•
residual value of vessels;

•
commercial and technical management fees;

•
a utilization rate (defined as the proportion of operating days over available days) of 97.7% based on the fleet’s historical performance; and

•
the remaining estimated life of Athena’s vessels.

Although Athena believes that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of its fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect Athena’s revenue and profitability, and future assessments of vessel impairment.
Athena’s assumptions, based on historical trends, and Athena’s accounting policies are as follows:
•
In accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for Athena’s vessels, commencing on the date the vessel was originally delivered from the shipyard;

•
Estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on Athena’s fleet’s historical performance;

•
Estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which Athena expects it can re-charter its vessels based on market trends. Athena believes that the ten-year average historical time charter equivalent is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

—
it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of Athena’s vessels;

—
it reflects the type of business concluded by Athena (period as opposed to spot);

—
it includes at least one market cycle; and

—
respective data series are adequately populated;

•
Estimates of vessel utilization, including estimated off-hire time and the estimated amount of time Athena’s vessels may spend operating on the spot market, are based on the historical experience of Athena’s fleet;

•
Estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of Athena’s fleet and Athena’s expectations of future operating requirements;

•
Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180 per ton; and

•
The remaining estimated lives of Athena’s vessels used in its estimates of future cash flows are consistent with those used in its depreciation calculations.

The impairment test that Athena conducts is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed for December 31, 2018 and 2017, Athena would begin recording impairment on the first vessel that will incur impairment by vessel type for time charter declines from their ten-year historical averages as follows:
	Percentage Decline from which Impairment would be Recorded
Vessel	Year Ended December 31, 2018	Year Ended December 31, 2017
Product tankers	8.7%	15.5%
Suezmax tankers	27.7%	35.2%
Aframax tankers	27.8%	—
As of December 31, 2018 and 2017, Athena’s current rates for time charters on average were above/(below) their ten-year historical averages as follows:
	Time Charter Rates as Compared with Ten-year Historical Average (as percentage above/(below))
Vessel	As of December 31, 2018	As of December 31, 2017
Product tankers	6.6%	4.2%
Aframax tankers	48.8%	—
Suezmax vessels(1)	—	(15.9)%

(1)
As at December 31, 2018 Athena’s Suezmax vessels were operated under voyage charters.

Based on the above assumptions Athena determined that the undiscounted cash flows support the vessels’ carrying amounts as of December 31, 2018 and 2017.
Recent Accounting Pronouncements
Please see Note 2(n) (Significant Accounting Policies — Recent Accounting Pronouncements) to the audited combined carve-out financial statements of Athena included in this information statement.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Exchange Risk
Athena does not have a material currency exposure risk. Athena generates all of its revenues in U.S. dollars and incurs less than 21% of its expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2018 and 2017, less than 4% and 6% of Athena’s liabilities, respectively, were denominated in currencies other than U.S. dollars. These liabilities were translated into U.S. dollars at the exchange rate prevailing on December 31, 2018 and 2017, respectively. Athena has not hedged currency exchange risks.

Interest Rate Risk
The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. Athena’s current debt contains interest rates that fluctuate with LIBOR. Athena’s 2015 credit facility bears an interest margin of 2.50% per annum over U.S. dollar LIBOR and the Aristaios credit facility bears an interest margin of 2.85% per annum over U.S. dollar LIBOR. Therefore, Athena is exposed to the risk that its interest expense may increase if interest rates rise. For information on indebtedness that Diamond S will have upon completion of the Transactions, see “Description of Material Indebtedness.”
For the periods under review, Athena did not have and, currently, it has no interest rate swap agreements outstanding. Any increases by the lenders to their “funding costs” under Athena’s credit facilities will lead to proportional increases in the relevant interest amounts payable under such credit facilities on a quarterly basis. As an indication of the extent of Athena’s sensitivity to interest rate changes based upon its debt level, an increase of 100 basis points in LIBOR would have resulted in an increase in Athena’s interest expense by approximately $0.5 million, $0.2 million and $0.0 million for the years ended December 31, 2018, 2017 and 2016, respectively assuming all other variables had remained constant.
Concentration of Credit Risk
Financial instruments which potentially subject Athena to significant concentrations of credit risk consist principally of cash and cash equivalents. As part of CPLP, Athena is dependent upon CPLP for the major part of its working capital and financing requirements as CPLP uses a centralized approach to cash management and financing of its operations. As a consequence Athena does not maintain significant cash balances. CPLP places cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. Athena does not obtain rights to collateral to reduce its credit risk. For information on some of the counterparty risks to which Diamond S may be subject following completion of the Transactions, see “Risk Factors — Risks Related to the Company’s Indebtedness and Financing — The Company’s interest rate swap agreements are subject to counterparty risks and may be insufficient to protect it against volatility in LIBOR rates and amounts due under its credit facilities.”
Inflation
Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. Athena does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information is presented to illustrate the Transactions. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments are based on available information and were prepared using certain assumptions set forth in the notes thereto to give effect to the Transactions.
The accompanying unaudited pro forma condensed combined financial information gives effect to adjustments that are (1) directly attributable to the combination, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the consolidated results. The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they had occurred on December 31, 2018 and the unaudited pro forma condensed combined statements of operations give effect to the Transactions as if they had occurred on January 1, 2018. The unaudited pro forma condensed combined financial information excludes the information of Athena SpinCo prior to CPLP’s contribution of 25 crude and product tankers since prior to this contribution Athena SpinCo will have no significant assets, liabilities, revenues or expenses.
The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of operating results that would have been achieved had the combination been completed as of January 1, 2018 and does not intend to project the future financial results of Diamond S after the Transactions. The unaudited pro forma condensed combined balance sheet does not purport to reflect what the Company’s financial condition would have been had the combination been completed on December 31, 2018 or for any future or historical period. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or the benefits from the combination and the synergies that may be derived.
The combination reflects an asset acquisition under the guidelines of FASB ASC 805, and ASU 2017-01, whereby DSS LP is the accounting acquirer of Athena’s contributions of 25 crude and product tankers and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date with specific arrangements relating to the funding of working capital. As the accounting acquirer, all of DSS LP’s assets, liabilities and results of operations will be recorded at their historical cost basis. The unaudited pro forma condensed combined financial statements also include the effect of the acquisition by DSS LP of the Athena business, which will value the acquired assets and liabilities at the cost of the acquisition, including transaction costs, on the basis of relative fair values.
Athena’s fiscal year ends on December 31 and, prior to January 2019, DSS LP’s fiscal year ended on March 31. In January 2019, DSS LP changed its fiscal year end to December 31. The unaudited pro forma condensed combined balance sheet combines the audited combined carve-out balance sheet of Athena as of December 31, 2018 and the audited consolidated balance sheet of DSS LP as of December 31, 2018. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2018 combines the audited combined carve-out statement of comprehensive income of Athena for the fiscal year ended December 31, 2018 and the unaudited consolidated statement of operations of DSS LP for the four quarterly periods ended December 31, 2018. The unaudited consolidated statement of operations of DSS LP for the four quarterly periods ended December 31, 2018 was determined by adding (without any material adjustments) DSS LP’s audited consolidated statement of operations for the nine months ended December 31, 2018 to DSS LP’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2018. DSS LP’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2018 is not included in this document.
The unaudited pro forma condensed combined financial information presented below should be read in conjunction with the following information:
•
Notes to the unaudited pro forma condensed combined financial information.

•
Audited combined carve-out financial statements of Crude and Product Tanker Business of Capital Product Partners L.P. as of and for the fiscal year ended December 31, 2018 included in this information statement.

•
Audited consolidated financial statements of DSS Holdings L.P. as of and for the nine months ended December 31, 2018 included in this information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2018
(in thousands except for share and per share information)
	Athena Historical(*)	DSS LP Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$2,586(**)	$83,054	$(14,500)	(1)	$71,140
Trade accounts receivable	13,181	42,637	(13,181)	(2)	42,637
Prepayment and other assets	1,882	3,731	(801)	(2),(3)	4,812
Inventories	7,183	20,880	—		28,063
Total current assets	24,832	150,302	(28,482)		146,652
Non-current assets
Vessels, net	643,682	1,454,286	(104,832)	(4)	1,993,136
Other property	—	756	—		756
Deferred drydocking, net	2,219	33,287	(2,219)	(2),(4)	33,287
Time charter asset	7,531	93	369	(2),(5)	7,993
Restricted cash	300	5,104	(300)	(1),(2)	5,104
Long-term prepaid expenses	1,035	3,377	—		4,412
Other	—	2,650	—		2,650
Total non-current assets	654,767	1,499,553	(106,782)		2,047,338
Total assets	$679,599	$1,649,855	$(135,464)		$2,193,990
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$3,146	$97,315	$9,531	(6)	$109,992
Trade accounts payable	11,458	8,782	(11,458)	(2)	8,782
Time charter liability	—	—	400	(5)	400
Due to related parties	47	—	(47)	(2)	—
Accrued liabilities	7,800	16,535	(7,800)	(2)	16,535
Derivative liability	—	630	—		630
Deferred revenue, current	1,754	3,622	(142)		5,234
Total current liabilities	24,205	126,884	(9,516)		141,573
Long-term liabilities
Long-term debt	55,318	542,225	240,283	(6)	837,826
Derivative liability	—	900	—		900
Deferred revenue	2	—	(2)		—
Total long-term liabilities	55,320	543,125	230,765		838,726
Total liabilities	79,525	670,009	240,281		980,299
Equity
Common shares with no par value, actual; as adjusted – common shares with 0.001 par value, 110,000,000 shares authorized, 38,560,606 shares issued and outstanding	—	—	39	(7)	39
Contributed capital	600,074	994,771	(1,594,845)	(7)	—
Additional paid-in capital	—	2,558	1,228,577	(7)	1,231,135
Accumulated other comprehensive income	—	4,387	—		4,387
Accumulated deficit	—	(56,477)	—		(56,477)
Noncontrolling interest	—	34,607	—		34,607
Total equity	600,074	979,846	(366,229)		1,213,691
Total liabilities and equity	$679,599	$1,649,855	$(135,464)		$2,193,990

*
As of December 31, 2018, Athena SpinCo had no assets, $3 of liabilities and $3 of stockholders’ deficit. See the audited consolidated balance sheet of Athena SpinCo and the notes thereto beginning on page F-3 of this information statement.

**
Includes current restricted cash.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Fiscal Year Ended December 31, 2018
(in thousands except for share and per share information)
	Athena For the Year Ended December 31, 2018	DSS LP For the Four Quarterly Periods Ended December 31, 2018	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues	$148,318	$368,617	$(2,575)	(1)	$514,360
Revenues-related party	13,342	—	—		13,342
Total revenues	161,660	368,617	(2,575)		527,702
Voyage expenses	37,202	182,509	—		219,711
Vessel operating expenses	59,962	113,271	—		173,233
Vessel operating expenses-related party	8,444	—	—		8,444
General and administrative expenses	3,832	16,184	—		20,016
Loss on sale of vessels	—	19,970	—		19,970
Depreciation and amortization	40,274	88,155	(9,916)	(2)	118,513
Operating income (loss)	11,946	(51,472)	7,341		(32,185)
Other (expense)/income, net
Interest expense and finance cost	(2,578)	(36,679)	(13,971)	(3)	(53,228)
Other (expense)/income	167	1,574	—		1,741
Total other expense, net	(2,411)	(35,105)	(13,971)		(51,487)
Net income/(loss)	9,535	(86,577)	(6,631)		(83,673)
Less: Net loss attributable to noncontrolling interest	—	(471)	—		(471)
Net income/(loss) attributable to the Company’s shareholders	$9,535	$(86,106)	$(6,631)		$(83,202)
Weighted average shares outstanding – basic and diluted					38,560,606
Loss per share					$(2.16)

Notes to Unaudited Pro Forma Condensed Combined Financial Information
(dollars in thousands)
1.
Description of the Transactions

As described more fully elsewhere in this information statement, on November 27, 2018, CPLP and DSS LP entered into the Transaction Agreement pursuant to which Athena SpinCo receives, via contribution from CPLP, CPLP’s crude and product tankers and associated inventories, $10 million in cash plus the amount of charter hire received in advance but not yet earned and net payments received from the lockbox date with specific arrangements relating to the funding of working capital, and such assets will be combined with DSS LP’s businesses and operations. As a result of the Transaction Agreement, subject to any disposal of vessels in accordance with the Transaction Agreement, following the combination, the Company owns 68 vessels, consisting of 52 product tankers and 16 crude tankers. The closing of the Transactions is subject to certain conditions, including the availability of net proceeds from committed debt financing in the amount required to consummate the combination and the consent of CPLP’s banks to the partial prepayment and amendment of CPLP’s existing credit facilities. The Transactions do not require a vote of the holders of the CPLP common units.
The Company has applied to list the Diamond S common stock on the NYSE under the trading symbol “DSSI.”
2.
Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management of DSS LP has performed a preliminary review and comparison of Athena’s U.S. GAAP accounting policies with DSS LP’s U.S. GAAP accounting policies. For purposes of preparing the unaudited pro forma condensed combined financial information, both Athena’s and DSS LP’s historical audited consolidated financial statements were prepared under U.S. GAAP. The only differences in the application of U.S. GAAP are noted in 4.A and 5.A below, and the difference in this application is not considered significant. No material adjustments were identified as a result of this exercise. The resulting pro forma condensed combined financial information has not been audited.
Following the consummation of the combination, management of the Company plans to conduct a final review of the Athena accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of the Athena statement of profit or loss or reclassification of assets or liabilities to conform to DSS LP’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.
3.
Accounting for the Combination

The unaudited pro forma condensed combined financial information is prepared under consideration of requirements of ASC 805 and ASU 2017-01. The combination is accounted for using DSS LP as the accounting acquirer. However, the Company believes that based on the terms of the Transaction Agreement, the combination did not meet the requirements of a business combination. As a result, the combination is accounted for as an asset acquisition, which values acquired assets and liabilities at the cost of the acquisition, including transaction costs, on the basis of relative fair value.
The factors that were considered in determining that DSS LP should be treated as the accounting acquirer in the Transactions were the relative voting rights and the composition of senior management and board of directors of the Company. After completion of the combination, current DSS LP limited partners and the current holders of CPLP units are expected to own approximately 67% and 33%, respectively, of the Company. In addition, as the senior management of DSS LP will lead the Company following the Transactions. Following the Transactions, the board of directors of the Company will consist of seven members, three that are initially nominated by DSS LP and two that are initially nominated by CMTC and its affiliates. The Company believes that based on the respective voting rights of the initial shareholders, the continuity of DSS LP senior management, and the composition of the board of directors of the Company are the most significant factors in determining that DSS LP is the accounting acquirer.

The combination was determined to not meet the requirements of a business combination under ASU 2017-01. The combination consists of acquiring vessels and associated time charter contracts, which are concentrated in a group of similar identifiable assets, and therefore not considered a business. As of December 31, 2018, approximately 97% of Athena’s total assets acquired and liabilities assumed, exclusive of cash, were comprised of vessels.
The following represents a preliminary calculation for the net asset valuation of Athena’s acquired assets and assumed liabilities (in thousands):
	Amount	Notes
Vessels’ value	$516,500	(a)
Cash	11,158	(b)
Inventories	7,183
Other current assets	1,081	(b)
Above-market value of time charter contracts, net	7,500	(c)
Long term prepaid expenses	1,035	(d)
Deferred revenue	(1,612)	(b)
Net asset value of Athena	$542,845

(a)
The carrying value of these assets are adjusted in accordance with the principles set forth under ASC Topic 820, “Fair Value Measurement” to include current market values obtained from at least two independent ship brokers. The appraisals, which are the basis for determining allowable borrowings under the new financing agreements, obtained in December 2018 reflect the average values to be approximately $516,500.

(b)
Pursuant to the Transaction Agreement, Athena’s cash represents $10,000 plus the amount of charter received in advance but not yet earned ($1,612 in deferred revenue), less prepaid insurance. Other current assets include prepaid insurance as well as bonded stores and cash on board the 25 vessels.

(c)
This amount represents an estimate of the fair value of the time charters acquired as of December 31, 2018, which considers the differential between the stated time charter rate and the contracts’ fair value at the time of the acquisition.

(d)
Long-term prepaid expenses consist of prepaid capital items related to future scrubber and ballast water treatment installations.

The aforementioned values are based upon December 31, 2018 estimated values and could materially change at closing.
4.
Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of December 31, 2018

A.
Adjustments for adoption of certain U.S. GAAP pronouncements

While both Athena and DSS LP prepared historical financial statements in accordance with U.S. GAAP, Athena has early adopted Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” for the reporting period commencing January 1, 2018. The effect of the implementation was insignificant as most of Athena’s revenue is generated under time charter arrangements. As a result, no adjustment was made to reflect the differences in revenue recognition policies by Athena and DSS LP.
B.
Pro Forma Adjustments

The decrease in cash and cash equivalents, including restricted cash, of  $14,800 is composed of the following:

	Amount	Notes
Cash contributed by CPLP	$7,114	(a)
Add: cash for deferred revenue less prepaid insurance	1,158	(b)
Less: net cash provided in financing activities	5,678	(c)
Less: transaction costs	(28,750)	(d)
	$(14,800)
(1)
Cash and cash equivalents

(a)
The cash contribution of  $7,114, when added to Athena’s cash on hand of  $2,886, totals Athena’s $10,000 cash contribution requirement pursuant to the Transaction Agreement.

(b)
Further adjustments of  $1,158 represent cash contributed by CPLP for revenues paid, but not earned, less related commissions and net of prepaid insurance costs, which, pursuant to the Transaction Agreement, DSS LP reimburses CPLP.

(c)
Refer to (6)(a), Current portion and long-term debt, below. The Company will provide an additional $5,678 of cash in connection with financing Athena’s 25 vessels and three vessels currently under a revolver in DSS LP. The Company would expect to borrow $335,000 while extinguishing two facilities: $309,000 related to Athena’s debt and $20,322 related to a revolver collateralized by three of DSS LP’s vessels. The restricted cash of Athena will be eliminated as a result of this financing.

(d)
Transaction costs paid by the Company are estimated to approximate $28,750, which includes $6,400 of deferred financing costs discussed in (6) below. The Company expects to use cash on hand or drawdowns under the new debt facility to pay the transaction costs. In connection with the Transaction Agreement, reimbursement of expenses by the Company to CPLP are capped. Certain costs related to debt financing can be deferred and amortized over the debt obligation in accordance with U.S. GAAP.

(2)
Other assets & liabilities

The working capital prior to closing is generally borne by CPLP. In-progress spot voyages are prorated, and cash is settled upon settlement of the voyage. Accounts receivable, accounts payable and accrued liabilities relating to periods prior to the lockbox date are settled by CPLP.
(3)
Prepayments

The decrease in prepaid expenses of  $801 consists of prepaid costs that, per the Transaction Agreement, are not acquired by DSS LP. The prepaid expenses that are acquired by DSS LP are bonded stores and cash on board the vessels, and prepayments related to capital expenditures, insurance and commissions related to deferred revenues. Per the Transaction Agreement, the value for bonded stores and cash on board the vessels, and the prepaid capital expenditures are provided to CPLP in shares; the value of the prepaid insurance and commissions related to deferred revenues are paid to CPLP in cash.
(4)
Vessels, net

(a)
The $538,850 balance sheet amount of Athena’s vessels at December 31, 2018, is comprised of the estimated fair value of the vessels of  $516,500, which is based on the consideration of market values from independent brokers as of the balance sheet date, and the estimated transaction costs of  $22,350, which is the $28,750 total transaction costs less the $6,400 of deferred financing costs.

(b)
Deferred drydocking costs are considered in the market values of the vessels.

(5)
Above/below-market time charter contracts

In accordance with ASC Topic 820, “Fair Value Measurement”, the carrying value of above/below-market time charter contracts are revalued at the time of acquisition. Pursuant to the Transaction Agreement, an independent broker determines the value of all charters as of the lockbox date. For purposes of the unaudited pro forma adjustment, the Company estimates the value of  $7,900 above market time charter contracts (assets) and $400 to below market time charter contracts using a lockbox date of February 20, 2019. The fair value estimate by the Company considers future cash flows of the time charters compared to future charter rates using a discounted cash flow model.
(6)
Current portion and long-term debt

In conjunction with the acquisition, Athena debt of  $58,464 will be extinguished, along with $20,322 of DSS LP debt. This will be replaced with new borrowings of  $335,000, offset by $6,400 of deferred financing costs, which are included in the transaction costs of  $28,750 noted in (1)(d) above. This results in an increase in pro forma debt of  $249,814. In total, on a combined pro forma basis at December 31, 2018, the Company has debt of  $947,818, of which $109,992 is classified as a current liability and $837,826 is classified as a long-term liability.
(7)
Equity

In connection with the Transactions, contributed capital is converted into common shares of 0.001 par value using 38,560,606 issued shares with the remaining net value attributed to additional paid-in capital. The pro forma incremental equity is calculated as follows:
DSS LP Historical Total Equity		$979,846
Cost of net assets acquired	542,845
Cash paid	(309,000)
Pro Forma incremental equity		233,845
Pro Forma Combined Total Equity		$1,213,691

5.
Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2018

A.
Adjustments for adoption of certain U.S. GAAP pronouncements

While both Athena and DSS LP prepared historical financial statements in accordance with U.S. GAAP, Athena has early adopted ASC 2014-09, “Revenue from Contracts with Customers” for the reporting period commencing January 1, 2018. The effect of the implementation was insignificant as most of Athena’s revenue is generated under time charter arrangements. As a result, no adjustment was made to reflect the differences in revenue recognition policies by Athena and DSS LP.
B.
Pro Forma Adjustments

(1)
Revenue

(a)
Revenue has been reduced by $2,575 to eliminate Athena’s historical amortization of time charter contracts acquired of  $2,510 and amortize the revalued time charter contracts acquired of  $5,085, as noted above in (5) Above/below-market time charter contracts, amortized over periods of the remaining term of the applicable time charter contract.

(2)
Depreciation

(a)
Depreciation expense for the period has been reduced by $9,916 as a result of the fair value adjustment to the carrying balance of the vessels owned as of January 1, 2018 as part of the preliminary purchase price allocation, and the application of depreciation, calculated on a straight-line basis over the anticipated remaining useful life of 25 years from date of delivery up to the vessel’s estimated salvage value, using the vessel’s lightweight tonnage multiplied by an estimated scrap rate of  $300 per ton.

(3)
Interest expense and finance cost

(a)
Interest expense for the period has been increased by $12,910 as a result of the estimated borrowing costs of the new financing facility in connection with the Transactions. The estimated expense is based on drawing $335,000 in the form of term and revolver loans using quarterly repayments under a 17-year amortization profile and an interest rate reflective of the three-month LIBOR rate plus a margin of 265 basis points. Prior to the combination, Athena was dependent on CPLP for financing requirements as CPLP used a centralized approach and certain debt-related transactions were accounted for through the net parent investment account.
(b)
Finance costs are increased by $1,061 for the net effect of the estimated annual amortization of the borrowing costs associated with the new financing facility, which are amortized over the life of the expected term and revolver loans less the prior borrowing costs associated with Athena’s debt prior to the combination.

6.
Loss Per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the aggregate shares to be distributed pursuant to the Transaction Agreement. The pro forma basic and diluted weighted average shares outstanding are determined by the factor to which DSS LP’s net asset value is to the net asset value of Athena multiplied by the number of shares distributed to CPLP unitholders after the effective date. The distribution is expected to be made on the basis of one share of Diamond S common stock for every 10.19149 CPLP common units or 10.19149 CPLP general partner units.
The weighted average numbers of common shares outstanding were calculated as follows for the year ended December 31, 2018:
Indicative common shares distributed to CPLP holders	12,725,000(a)
Ownership percentage estimated attributable to CPLP holders	33%
Net asset value attributable to Diamond S (thousands)	227,895
Ownership percentage estimated to DSS LP holders	67%
Indicative net asset value of DSS LP	462,695
Factor of DSS LP net asset value to Diamond S net asset value	2.03x
Indicative common shares distributed to DSS LP holders	25,835,606
Pro forma total shares outstanding – basic and diluted	38,560,606

(a)
Consists of 500 shares issued by Athena Spinco at formation and 12,724,500 additional shares issued by Athena Spinco for the contribution by CPLP.

BUSINESS
Unless otherwise included, the discussion below regarding the Company and its market opportunities assumes the completion of the Transactions. To better understand the separation, the distribution and the combination, and the Company’s business and financial position following the Transactions, you should carefully review this entire information statement.
The Company provides seaborne transportation of crude oil, refined petroleum and other products in the international shipping markets, operating a fleet of 68 vessels with an aggregate of approximately five million dwt in carrying capacity. The Company’s vessel operations are composed of two segments: Crude Tankers, which comprise 15 Suezmax vessels and one Aframax vessel, and Product Tankers, which comprise 52 MR vessels.
The Company is one of the largest publicly listed owners and operators of crude and product tankers in the world. The average age of the Company’s overall fleet is approximately 8.8 years weighted by dwt and ownership for the calendar year 2019. Its MR fleet has an average age of approximately 10.5 years, which is approximately equal to the global MR fleet average age. The Company’s Suezmax fleet has an average age of approximately 6.9 years, which compares favorably to the industry average Suezmax age of approximately 9.5 years.
The Company’s full fleet of 68 vessels is active in the market and earning revenue. The Company does business with large, well-established charterers, which include fully integrated oil companies (oil majors), smaller oil companies (refiners), oil traders, large oil distributors, governments and government agencies, and storage facility operators.
The Company operates vessels in both spot and time charter markets, with approximately 20% of the fleet on time charter (based on projected revenue days in 2019) with average remaining charter length of 1.2 years as of December 31, 2018. The Company believes this mix of spot exposure and time charters positions the Company favorably to benefit from the current rising charter rate environment, while enhancing its ability to maintain an attractive level of cash flows due to the fixed monthly revenue the Company receives from its time charter agreements.
The Company believes that it has established a reputation as a safe, high-quality, cost-efficient operator of modern and well-maintained tankers, and the Company’s management team strives to maintain high standards of performance, cost-efficient operations, reliability and safety in its operations. Chief Executive Officer Craig H. Stevenson, Jr. leads the management team and has over 40 years of experience in the shipping industry. Based on his previous experience as Chairman and Chief Executive Officer of OMI Corporation from 1998 through 2007, Mr. Stevenson and his team have developed strong relationships with charterers, financing sources, shipyards and other shipping industry participants. In addition, part of the Company’s fleet will be managed by CSM, the manager of CPLP’s fleet, who the Company believes has a strong record of vessel safety and compliance with rigorous health, safety and environmental protection standards, and enjoys long-standing relations with charterers with a high level of customer service and support. The Company intends to leverage the combined experience, reputation and relationships of the management team and CSM to pursue growth in the crude and product tanker sector and create value for its shareholders.
The Company believes that it is well-positioned to benefit from attractive market opportunities, including the potential for an increase in crude oil transportation distances, an increase in product and crude tonnage demand in connection with the IMO 2020 Regulations and growth opportunities. With respect to the IMO 2020 Regulations, the Company has committed to installing scrubbers on five Suezmax vessels, and has options to install scrubbers on the majority of the remaining Suezmax vessels with timing to be determined at the Company’s discretion.
Market Opportunity
The Company believes that the following current tanker industry trends create attractive market opportunities:

Growth in the Oil Markets Leading to Longer Transport Distances Between Producers and End Users
•
Oil demand reached nearly 100 million barrels per day in 2018. The main driver of oil demand continues to be Asia, where demand is projected by market analysts to grow at approximately 3.1% in 2019. With OPEC producing at relatively constant levels of more than 32 mb/d through 2018, management expects new oil production to satisfy the growing demand to mainly come from the Americas (the United States, Canada and Brazil), with the United States being the supplier of the marginal barrel.

•
The United States has become one of the three largest oil producers globally with output of more than 10 mb/d. Although U.S. exports were banned until December 2015, the United States is likely to export almost 2 mb/d in 2018. Management expects that in 2019, U.S. exports will surpass imports.

•
With the majority of new refinery capacity opening in Asia and the Middle East, management expects this U.S. oil export dynamic to drive healthy growth in seaborne crude trade, with a key driver expected to be longer transport distance. A significant portion of new production is coming from the Atlantic Basin, while much of the new refinery capacity is located east of the Suez Canal, thus requiring significantly increased long-distance transportation of crude oil.

•
Supply-demand dynamics in the global crude fleet have led to a significant increase in earnings for Suezmax vessels in recent months, with observed rates increasing approximately 162% from September to January 2019 according to Clarksons Research. Management believes that the Company is well-positioned to capitalize on any rate increase, given its crude fleet is currently on the spot market or other short-term contracts.

•
Management also expects higher demand for oil and thus increased refinery throughput to drive growth in seaborne trade of oil products, and hence product tanker demand.

IMO 2020 Creates Opportunities for Both Product and Crude Trade
•
The IMO will introduce a sulphur cap on bunker fuel beginning January 1, 2020. Management anticipates that only a small share of the global shipping fleet of approximately 60,000 vessels will have installed scrubbers by this time, likely forcing most owners to burn a more expensive hybrid low sulphur fuel or marine gasoil.

•
The global shipping industry accounts for approximately 4% of global oil demand. Management believes that this shift in fuel requirements, and the implied increase in demand for cleaner fuels will likely result in the need to switch an estimated 3.5 to 4 mb/d of global oil consumption to cleaner fuels by 2020, a very substantial change in oil demand’s history over such a short period.

•
Management expects that the IMO 2020 Regulations will positively affect the tonnage demand, both for crude and clean products, as crude oil is shipped to newer or upgraded refineries that are able to produce greater volumes of the lighter distillate, and as clean fuel is shipped out to meet new demand from the global shipping industry. If low sulphur fuels are shipped to various bunkering ports by product tankers, this could create new trading routes and increase vessel demand.

•
Further, the IMO 2020 Regulations favor sweet crudes as input because sweet crude has a low sulfur content of generally less than 0.5%, and the majority of new refinery capacity coming on line in 2019 and 2020 will be in Asia and the Middle East, supporting longer crude transport distances as management expects the incremental supply to largely come from the United States.

Supply and Demand Dynamics for MRs Are the Most Favorable Among Product Tankers
•
Management believes that the MR segment (Diamond S owns and operates 52 MRs) is well-positioned to absorb newbuild deliveries, since as of January 2019 more than 16% of the global MR fleet was aged 15 years or older, compared to an orderbook of 10% of the MR fleet at this time and that this supply-demand dynamic points to a positive outlook for the MR segment.

The Tanker Market Presents Favorable Growth Opportunities
•
Prices for secondhand vessels, newbuild and new orders for tankers remain below historical averages, presenting potentially attractive acquisition opportunities.

•
The tanker industry is capital-intensive and highly fragmented with significant opportunities for consolidation. According to Clarksons Research, more than 85% of the over 300 actively trading MR product tanker owners own fewer than 10 vessels. In the crude segment, the top 10 owners own approximately 25% of the world’s crude fleet.

•
Stringent standards applied by large charterers favor larger, experienced operators with modern fleets and the ability to comply with increasingly rigorous and comprehensive environmental and regulatory requirements.

The Company’s Fleet
The table below summarizes key information as of December 31, 2018 about the vessels in the Company’s fleet, including their employment either on time charters or in the spot market.
VESSELS IN THE COMPANY’S FLEET AS OF DECEMBER 31, 2018
Vessel	Year Built	Shipyard	Capacity (DWT)	Employment Time/Spot	Charter Firm End	Profit- Sharing(1)
PRODUCT TANKERS
Active	2015	Samsung (Ningbo)	50,136	Spot
Adriatic Wave	2009	STX	51,549	Spot
Aegean Wave	2009	STX	51,510	Spot
Agisilaos	2006	Hyundai Mipo	36,760	Time	March 2019
Aiolos	2007	Hyundai Mipo	36,725	Spot
Akeraios	2007	Hyundai Mipo	47,781	Time	March 2019
Aktoras	2006	Hyundai Mipo	36,759	Time	December 2019
Alexandros II	2008	STX	51,258	Time	June 2020
Alkiviadis	2006	Hyundai Mipo	36,721	Time	March 2020
Alpine Madeleine	2008	Hyundai Mipo	49,999	Spot
Alpine Mathilde	2008	Hyundai Mipo	49,999	Spot
Alpine Maya	2010	STX	51,501	Spot
Alpine Melina	2010	STX	51,483	Spot
Alpine Mia	2008	Hyundai Mipo	49,999	Spot
Alpine Moment	2009	Hyundai Mipo	49,999	Spot
Alpine Mystery	2009	Hyundai Mipo	49,999	Spot
Amadeus	2015	Samsung (Ningbo)	50,108	Time	October 2019
Amor	2015	Samsung (Ningbo)	49,999	Spot
Anemos I(2)	2007	Hyundai Mipo	47,782	Time	January 2019
Anikitos	2016	Samsung (Ningbo)	50,082	Time	June 2020
Apostolos(2)	2007	Hyundai Mipo	47,782	Time	January 2019
Arionas	2006	Hyundai Mipo	36,725	Spot
Aris II	2008	STX	51,218	Time	September 2020
Aristotelis II	2008	STX	51,226	Time	July 2020
Assos	2006	Hyundai Mipo	47,872	Time	August 2020
Atlantas II	2006	Hyundai Mipo	36,760	Spot
Atlantic Aquarius	2008	Hyundai Mipo	49,999	Spot
Atlantic Breeze	2007	Hyundai Mipo	49,999	Spot
Atlantic Frontier	2007	Hyundai Mipo	49,999	Spot
Atlantic Gemini	2008	Hyundai Mipo	49,999	Spot
Atlantic Grace	2008	Hyundai Mipo	49,999	Spot
Atlantic Leo	2008	Hyundai Mipo	49,999	Spot

Vessel	Year Built	Shipyard	Capacity (DWT)	Employment Time/Spot	Charter Firm End	Profit- Sharing(1)
Atlantic Lily	2008	Hyundai Mipo	49,999	Spot
Atlantic Mirage	2009	STX	51,476	Time	July 2019	✓
Atlantic Muse(2)	2009	STX	51,498	Time	January 2019	✓
Atlantic Olive	2008	Hyundai Mipo	49,999	Spot
Atlantic Pisces	2009	Hyundai Mipo	49,999	Spot
Atlantic Polaris	2009	Hyundai Mipo	49,999	Spot
Atlantic Rose	2008	Hyundai Mipo	49,999	Spot
Atlantic Star	2008	Hyundai Mipo	49,999	Spot
Atlantic Titan	2008	Hyundai Mipo	49,999	Spot
Atrotos	2007	Hyundai Mipo	47,786	Spot
Avax	2007	Hyundai Mipo	47,834	Time	July 2020
Axios	2007	Hyundai Mipo	47,872	Time	June 2020
Ayrton II	2009	STX	51,260	Time	July 2020
Citron	2007	Hyundai Mipo	49,999	Spot
Citrus	2008	Hyundai Mipo	49,995	Spot
High Jupiter	2008	STX	51,603	Spot
High Mars	2008	STX	51,542	Spot
High Mercury	2008	STX	51,501	Spot
High Saturn	2008	STX	51,527	Spot
Pacific Jewel	2009	Iwagi Zosen	48,012	Time	July 2019	✓
CRUDE TANKERS
Aias	2008	Universal Shipbuilding	150,393	Spot
Amoureux	2008	Universal Shipbuilding	149,993	Spot
Aristaios	2017	Daehan	113,689	Time	November 2021
Brazos	2012	Samsung	158,537	Spot
Colorado	2012	Samsung	158,615	Spot
Frio	2012	Hyundai Heavy	159,000	Spot
Militadis M II	2006	Daewoo Shipbuilding	162,397	Spot
Pecos	2012	Samsung	158,465	Spot
Red	2012	Hyundai Heavy	159,068	Spot
Rio Grande	2012	Hyundai Heavy	159,056	Spot
Sabine	2012	Samsung	158,493	Spot
San Jacinto	2016	Hyundai Heavy	158,658	Spot
San Saba	2012	Hyundai Heavy	159,018	Spot
Trinity	2016	Hyundai Heavy	158,734	Spot
JOINT VENTURE VESSELS(3)
Loire	2016	New Times	157,463	Spot
Namsen	2016	New Times	157,543	Spot
Total: 68 Vessels			5,002,746

(1)
Profit-sharing refers to a contractual arrangement contained in some of the Company’s time charters to receive a pre-determined percentage of the charterer’s voyage profits in excess of a pre-determined floor rate (e.g., the contractual base charter rate) when the charterer’s voyage profits exceed the amount the charterer pays to the Company as the floor rate. This is calculated on an annual basis. While there is no assurance that any charterer will realize charter rates that will produce sufficient profits during an annual period to trigger a profit-sharing provision, if any such charterer does so, the Company is entitled to receive the applicable percentage of its voyage profits beyond the base charter rate.

(2)
The M/T Apostolos, the M/T Anemos I and the M/T Atlantic Muse time charters were terminated in January 2019.

(3)
The Company owns 51% of the entity (NT Suez Holdco LLC) that owns these two crude tankers.

Average Contracted Daily Time Charter Rates
The following table summarizes the percentage of contracted revenue days to total revenue days for the Company’s current fleet in each of the fiscal years ending December 31, 2018 and 2017, respectively, with the related average contracted charter rate in each of the respective periods:
Fiscal Year Ended	% of Available Days Contracted	Average Contracted Base Rate Per Day(1)
December 31, 2018	31.6%	$15,376
December 31, 2017	33.8%	$15,125

(1)
Does not include potential incremental revenue from profit-sharing.

Chartering Strategy
Generally, the Company operates its vessels on time charters or in the spot market.
Time Charters
Time charters, including bareboat charters, give the Company a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the summer and autumn seasons. In the future, the Company may opportunistically look to enter further of its vessels into time charter contracts. These time charter contracts may include profit-sharing agreements, which enable the Company to benefit if the spot market increases. As of December 31, 2018, 19 of the vessels in the Company’s fleet are employed under long-term time charters (with initial terms of one year or greater).
The Company’s time charters have attractive fixed base rates for the life of the charters, and three of the Company’s time charters provide for profit-sharing. The fixed base rates provide the Company with stable cash flow and limit the Company’s exposure to rate volatility while the profit-sharing provisions allow the Company to share in the charterer’s voyage profits when spot rates, on a time charter equivalent basis, are higher than the base charter rates and the Company’s charterers are able to earn voyage profits in excess of that base charter on an annual basis. The Company does business with large, well-established charterers such as Trafigura, Shell, BP and Petrobras.
Spot Market
A spot market charter, including voyage charters, is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, the Company pays voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable the Company to capture increased profit margins during periods of improvements in tanker rates. The Company also considers short-term time charters (with initial terms of less than one year) as spot market voyages. As of December 31, 2018, 49 of the pro forma vessels in the Company’s fleet are employed directly in the spot market.
The Company’s Managers
The Company’s joint venture over which it has management control, Diamond Anglo Ship Management Pte. Ltd. (“DASM”), and two third-party ship managers, Executive Ship Management (Singapore) (“ESM”) and Fleet Management Limited (Hong Kong) (“FML”), provide the Company commercial, technical and administrative services with respect to the vessels historically owned by DSS LP. As of December 31, 2018, DASM provided these services to 33 of the Company’s vessels, EMS provided services to seven of the Company’s vessels and FML provided services to three of the Company’s vessels. The Company expects that over the course of the first two quarters of 2019, the vessels currently managed by ESM and FML will transition to be managed by DASM. Commercial services primarily involve business development, vessel chartering and service delivery. Technical services primarily include vessel operation, maintenance and crewing services for the vessels in the Company’s fleet. Administrative services primarily include office, accounting, legal and insurance services. DASM operates under a safety management system in compliance with the IMO’s ISM Code and certified by Det Norske Veritas (DNV)Re. DASM’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, and the Occupational Health & Safety Management System 18001.
CSM provides expertise in various functions critical to the Company’s operations for the Company’s remaining 25 vessels. Pursuant to the management and administrative services agreements the Company entered with CSM, the Company will receive human resources, financial and other administrative services, including bookkeeping, accounting services, administrative and clerical services and technical management services, including commercial management of the vessels, vessel maintenance and crewing (not required for vessels subject to bareboat charters), purchasing, insurance and shipyard supervision. CSM operates under a safety management system in compliance with the IMO’s ISM Code and certified by Lloyd’s Register. CSM’s management systems also comply with the Quality Standard ISO 9001, the Environmental Management Standard ISO 14001, the Occupational Health & Safety Management System 18001 and the Energy Management Standard 50001, all of which are certified by Lloyd’s. CSM has furthermore implemented an “Integrated Management System Approach” verified by Lloyd’s. CSM also adopted “Business Continuity Management” principles in cooperation with Lloyd’s.
Each of the Company’s vessel-owning subsidiaries may also employ an unrelated third-party technical manager. The Company currently employs three large and experienced unrelated third-party technical managers, which primarily provide vessel operation, maintenance and crewing services. The Company pays its technical managers directly for their services.
The Company’s Indebtedness
See the section entitled “Description of Material Indebtedness” for a description of the Company’s long-term debt, consisting of credit facilities (revolving loans, term loans, and lines of credit).
Employees
The Company employs a staff of approximately 40 employees who provide services for the Company. Four of these employees act as the Company’s executive officers.
The Company’s Customers
The Company’s customers include large, well-established charterers, which include fully integrated oil companies (oil majors), refiners, oil traders, large oil distributors, governments and government agencies and storage facility operators. The Company’s tanker fleet is employed through a mix of medium- to long-term time charters, time charters with profit arrangements and spot charters.
The Company believes that developing strong relationships with the end users of the Company’s services allows the Company to better satisfy their needs with appropriate and capable vessels. A prospective customer’s financial condition, creditworthiness and reliability track record are important factors in negotiating the Company’s vessels’ employment.
Below is a brief description of the Company’s current key customers:
•
Chevron Corp. is involved in virtually every facet of the energy industry, including exploration, production, and transportation of crude oil. They refine, market, and distribute transportation fuels and lubricants, and they manufacture and sell petrochemicals and additives.

•
Hyundai Merchant Marine is an integrated logistics company, operating around 130 vessels. HMM has worldwide global service networks and diverse logistics facilities.

•
Petrobras, a publicly held Brazilian multinational energy corporation and a significant oil producer. Petrobras also owns oil refineries, oil tankers, and is a major distributor of oil products.

•
Repsol Trading S.A., a subsidiary of Repsol S.A., an oil and gas conglomerate.

•
Shell Tankers Singapore Private Limited, a subsidiary of Royal Dutch Shell plc, is a large oil major.

The Company has derived, and may continue to derive, a significant portion of its revenues from a limited number of customers. Trafigura Group Pte. Ltd. and Petroleo Brasileiro S.A. each respectively accounted for 11.3% and 10.3%, and together accounted for 21.6%, of the Company’s voyage revenue during the pro forma fiscal year ended December 31, 2018.
The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm the Company’s business, financial condition, results of operations and cash flows.
Major Oil Company Vetting Process
Shipping in general, and crude oil and refined product tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements, whether imposed by the classification societies, international statutes (the IMO, SOLAS, MARPOL, etc.), national and local administrations or industry, must be complied with in order to enable a shipping company to operate and a vessel to trade.
Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called “oil majors companies,” such as BP, Chevron Corporation, ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.
While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (1) a Ship Inspection Report Programme (“SIRE”) and (2) the Tanker Management & Self-Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.
Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (1) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (2) voyage charter, which will clear the vessel for a single voyage; and (3) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. Results of a recent SIRE inspection, the manager’s TMSA rating, the vessel’s current certification and recent operation history will be reviewed by a customer before using a vessel for a voyage charter. Additional scrutiny of the vessel, the manager and the owner will be undertaken in the case of a customer fixing a vessel for a time charter. A good safety and environmental record is essential to ensure that the Company’s vessels are acceptable to its customers.
The International Shipping Industry
The seaborne transportation industry is a vital link in international trade, with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.
Shipping demand, measured in tonne-miles, is a product of  (a) the amount of cargo transported in ocean-going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances.
Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, driven by a steady rise in Asia.
Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Over the past few years, refinery output in the United States has increased significantly as a result of ample and growing domestic crude supply and an abundance of cheap natural gas. In 2018, refinery runs in the United States reached new record levels, resulting in an increase in petroleum product exports. The key markets for products from the United States were Latin America, including Mexico, Brazil, Chile and Colombia among others, as well as Europe. Over the past few years, Asia and the Middle East have also experienced a significant increase in their refinery capacity.
Competition
The Company operates in markets that are highly competitive and based primarily on supply and demand. The Company competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on the Company’s reputation and that of CSM. The Company competes primarily with other independent tanker vessel owners and with major oil companies that own and operate their own vessels. The Company’s competitors may have more resources than the Company and may operate vessels that are newer, and therefore more attractive to charterers, than the Company’s vessels. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.
Although the Company believes that at the present time no single company has a dominant position in the markets in which the Company competes, that could change and the Company may face substantial competition for medium- to long-term charters from a number of experienced companies who may have greater resources or experience than the Company does when the Company tries to re-charter its vessels. The Company believes the Company’s ability to comply better with the rigorous standards of major oil companies relative to less qualified or experienced operators allows the Company to effectively compete for new charters.
Seasonality
The Company’s tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot charter rates. This seasonality may result in quarter-to-quarter volatility in the Company’s results of operations. Tanker markets are typically stronger in the winter months and spring season as a result of increased oil consumption used for heating in the northern hemisphere, and stock building of refined products in advance of the summer season, respectively, and weaker in the summer months as stocks decline. Additionally, unpredictable weather patterns during the winter months tend to disrupt vessel routing and scheduling, which historically has increased oil price volatility and oil trading activities in the winter. The Company cannot guarantee that the historical seasonal variations will exist in the future. Vessels operating in the medium- to long-term charters are however not generally subject to the effect of these seasonable variations in demand.
Properties
The Company owns no property other than the Company’s vessels. The Company leases office space at 33 Benedict Place, Greenwich, Connecticut 06830.

Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of the Company’s vessels. The Company is subject to various international conventions and treaties, national, state and local laws and regulations in force in the countries in which the Company’s vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel inspections, repairs, modifications and implementation of certain operating procedures.
A variety of government, quasi-governmental and private organizations subject the Company’s vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry), labor organizations (including, but not limited to, the International Transport Workers’ Federation), and charterers, particularly terminal operators and oil companies. Some of these entities require the Company to obtain permits, licenses, certificates and approvals for the operation of the Company’s vessels. The Company’s failure to maintain necessary permits, licenses, certificates or approvals could require the Company to incur substantial costs or temporarily suspend operation of one or more of the vessels in the Company’s fleet, or lead to the invalidation or reduction of the Company’s insurance coverage.
The Company believes that the heightened levels of environmental and quality concerns among insurance underwriters, financial institutions, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards and those standards are set to increase in stringency in the short to medium term. The Company is required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of the Company’s officers and crews and compliance with applicable local, national and international environmental laws and regulations. The Company believes that the operation of its vessels is in substantial compliance with applicable environmental laws and regulations and that the Company’s vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of its operations; however, because such laws and regulations change frequently and often impose stricter requirements, the Company cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of the Company’s vessels. In addition, any future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect the Company’s profitability.
It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and the Company’s operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. The Company is also subject to data privacy and security laws and regulations in various countries where it operates. These laws and regulations continue to evolve, and recent developments indicate more countries will adopt stricter and more comprehensive data privacy and security laws. These laws and regulations may cause the Company to develop and adopt additional procedures for monitoring cybersecurity and privacy compliance, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.
The Company and its technical manager are also operating in compliance with several ISO standards and in accordance with the ISM Code and maintain the documents of compliance to manage tankers. The Company’s technical managers have obtained the ISO 9001 (quality management systems), ISO 14001 (environmental management systems) and ISO 18001 certifications (occupational health and safety management systems) in accordance with the standards of the ISO.

International Maritime Organization
The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken down into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO’s Marine Environmental Protection Committee (the “MEPC”) adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code as well as reclassification of existing products under the amended IBC Code. The Company may need to make certain financial expenditures to comply with these amendments.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs for vessels at or older than 15 years of age. The Company may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of  “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of  “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).
The MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution from vessels by, among other things, implementing a progressive phased reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.
This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels to stringent emissions controls, and may cause the Company to incur additional costs.
Shipowners can meet the new requirements by continuing to use fuel types which exceed the 0.5% sulfur limit and retrofitting an approved Exhaust Gas Cleaning System (also known as scrubbers) to remove sulfur from exhaust, which can require a substantial capital expenditure and prolonged offhire of the vessel during installation; or use petroleum fuels such as marine gasoil, which meet the 0.5% sulfur limit. Several technology options exist for disposal of the waste stream created through operation of exhaust gas scrubbers; open loop, closed loop, or hybrid type. Coastal states and local port authorities may prohibit the direct overboard disposal of such wastes or restrict their transfer from the vessel to shore based facilities. The impacts of such evolving regulations are difficult to predict at this time and may represent additional costs to the Company.

Sulfur content standards are even stricter within certain Emission Control Areas (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause the Company to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where the Company operates, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of the Company’s operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs to control NOx emissions on ships with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, the Company may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
The Company may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect the Company’s business, financial condition, results of operations and cash flows.
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea and the International Convention on Load Lines which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. The Company believes that all of its vessels are in substantial compliance with SOLAS and LL Convention standards.
The Company’s operations are also subject to environmental standards and requirements contained in the ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The Company relies upon the safety management system that has been developed for the Company’s vessels for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, may result in degraded vessel material condition, may result in increased onboard safety incidents and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The Company’s technical managers have obtained documents of compliance for their offices and safety management certificates for all of the Company’s vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.
The Company has obtained applicable documents of compliance and safety management certificates for all of the Company’s vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
The SOLAS regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers.
Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (the “IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (the “STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states which have ratified the SOLAS and STCW conventions typically delegate the responsibility for compliance verification activities to Classification Societies, who are acting as Recognized Organizations on the flag state’s behalf.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels will become subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of establishing and maintaining compliance may be substantial.
Once mid-ocean ballast or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on the Company’s operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. The Company believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, to impose strict liability on shipowners for pollution damage, including the cost of preventative measures, in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
P&I Associations (as defined below) in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. All of the Company’s vessels have received “Blue Cards” from their P&I Associations and are in possession of a CLC state-issued certificate attesting that the required insurance coverage is in force.
IMO regulations also require owners and operators of vessels to adopt shipboard marine pollution emergency plans and/or shipboard marine pollution emergency plans for both petroleum cargoes as well as noxious liquid substances in accordance with the guidelines developed by the IMO.
Anti-fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. The Company has obtained Anti-fouling System Certificates for all of the Company’s vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, may result in the suspension or removal of the vessels regulatory trading documents, which may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the applicable IMO conventions by the applicable deadlines will be prohibited from trading in U.S. and EU ports, respectively. As of the date of this information statement, each of the Company’s vessels are certified in accordance with applicable IMO conventions, however, there can be no assurance that such certificates can be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the Company’s operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990 (“OPA”) and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate with the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact the Company’s operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
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injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

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injury to, or economic losses resulting from, the destruction of real and personal property;

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net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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loss of subsistence use of natural resources that are injured, destroyed or lost;

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lost profits or impairment of earning capacity due to injury, destruction or loss of, or loss of use of, real or personal property or natural resources; and

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net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability such that for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability is limited to the greater of  $2,200 per gross ton or $18,796,800. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (1) report the incident where the responsible party knows or has reason to know of the incident; (2) reasonably cooperate and assist as requested in connection with oil removal activities; or (3) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels can be held liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of  $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. An owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA. Each of the Company’s shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility (“COFR”), supported by guarantees, which the Company purchased from an insurance based provider. The Company believes that it will be able to continue to obtain the requisite guarantees and that the Company will continue to be granted COFRs from the USCG for each of the Company’s vessels that is required to have one.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement (the “BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are subject to litigation and remain uncertain. Compliance with any new requirements of OPA may substantially impact the Company’s cost of operations or require it to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of the Company’s vessels that may be implemented in the future could adversely affect its business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where its vessels call.
Through the Company’s P&I Association membership, the Company expects to maintain pollution liability coverage insurance in the amount of  $1 billion per incident for each of its vessels. If the damages from a catastrophic spill were to exceed the Company’s insurance coverage, it could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Other U.S. Environmental Initiatives
The U.S. Clean Air Act of 1970, as amended, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Company’s vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for engines designated as Category 3 marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for engines apply for engines manufactured after 2011 and long-term standards requiring an 80% reduction in nitrogen dioxides apply from 2016 for other regulated engines. In 2013, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Future compliance with these standards may cause the Company to incur costs to install control equipment on the Company’s vessels.
The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on the Company’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict the Company’s vessels from entering U.S. waters. The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with the VGP authorizing ballast water and bilge water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days (or 7 days for eNOIs) before the vessel operates in U.S. waters. The Company has submitted NOIs for its vessels where required.
The revised USCG regulations on ballast water management entered into force June 21, 2012. U.S. legislation requires the ballast water treatment system to be type approved by the USCG. All ships calling at U.S. ports and intending to discharge ballast water must either carry out exchange or treatment, in addition to fouling and sediment management. The exchange of ballast water will only be allowed until the implementation deadlines for treatment systems as shown in the table below. A third option is to use potable water (from the U.S. public water system) and in such case the ballast tanks need to be cleaned and sediments removed beforehand.

Implementation Schedule for the USCG Ballast Water Treatment Standard
	Vessel’s Ballast Water Capacity	Date Constructed	Vessel’s Compliance Date
New vessels	All	On or after December 1, 2013	On delivery
Existing vessels	Less than 1500 m³	Before December 2013	First scheduled drydocking after January 1, 2016
	1500 – 5000 m³	Before December 1, 2013	First scheduled drydocking after January 1, 2014
	Greater than 5000 m³	Before December 1, 2013	First scheduled drydocking after January 1, 2016
As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.
The new USCG regulations also contain some additional requirements to the ship’s operation, which are summarized below:
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clean ballast tanks regularly to remove sediments;

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rinse anchors and chains when the anchor is retrieved;

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remove fouling from the hull, piping and tanks on a regular basis;

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maintain a ballast water management plan that includes the above in addition to ballast water management (no requirement that the plan must be approved);

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maintain records of ballast and fouling management; and

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submit a report form 24 hours before calling at a U.S. port.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on the Company’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict the Company’s vessels from entering U.S. waters.
Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States (“WOTUS”) rule, which aimed to expand the regulatory definition of  “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers to publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway. On December 11, 2018, EPA and the Army Corps of Engineers proposed a revised definition for WOTUS. The effect of the proposed rulemaking and the current litigation upon the Company’s operations is unknown.

Sanctions or Restrictive Regimes
The expanded scope of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the U.S. President must initiate an investigation in response to all disclosures.
In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented sanctions. The Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or EU countries and intend to maintain such compliance. However, there can be no assurance that the Company will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to not invest or divest their interest in the Company. Additionally, some investors may decide to not invest or divest their interest in the Company simply because the Company may do business with companies that do business in sanctioned countries. Investor perception of the value of the Company’s shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
European Union Regulations
In October 2009, EU Directive 2009/123/EC (amending Directive 2005/35/EC) imposed criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
As mentioned above, the EU has restrictive measures (so-called ‘sanctions’) in place relating to a variety of persons, entities, groups or organizations and jurisdictions. The Company believes that it is in compliance with those sanctions but there can be no assurance that the Company will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to not invest or divest their interest in the Company.
In 2018, the EU expanded the scope of its Blocking Regulation — Council Regulation (EC) No. 2271/96 of 22 November 1996, in reaction to the United States’ withdrawal from the JCPOA and the associated re-imposition of various sanctions on Iran. The scope of the Blocking Regulation was expanded by including certain U.S. sanctions that were lifted or waived following the JCPOA and which have been or will be re-imposed, including any actions based thereon or resulting therefrom. The Blocking Regulation already covered certain other U.S. sanctions against Cuba, Iran, and Libya. EU operators are prohibited from complying with the blocked U.S. sanctions. Any violation can give rise to enforcement actions and result in the imposition of penalties. EU operators are also entitled to recover any damages from anyone causing damage to that person by the application of the blocked sanctions or by actions based thereon or resulting therefrom, or from any person acting on its behalf or intermediary. If and when applicable, the Blocking Regulation can give rise to conflicting obligations under EU and U.S. legislation. It can also give rise to risks of claims for damages by EU operators when companies or natural persons act in compliance with the blocked sanctions of the United States.
The Company believes that it is in compliance with the EU’s Blocking Regulation, to the extent it would be applicable to its operations, and is not aware of any enforcement actions or claims for damages on the basis of the EU’s Blocking Regulation. However, there can be no assurance that the Company will in the future be in compliance and will not face such claims for damages, particularly in view of the possible conflict of laws and as the exact restrictions of the Blocking Regulation may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and any such violation or claim for damages could result in some investors deciding, or being required, to not invest or divest their interest in the Company.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the UN Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 UN Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined. At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions was adopted at MEPC 72 in April, 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce its member states’ overall greenhouse gas emissions from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and eliminate certain EPA initiatives to cut greenhouse gas emissions. Regulatory rules to implement elements of this order have been proposed and the outcome of these efforts are not yet known. Although mobile source and electric utility emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect the Company’s operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries where the Company operates, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require the Company to make significant financial expenditures which the Company cannot predict with certainty at this time. Even in the absence of climate control legislation, the Company’s business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization (“ILO”) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. The Company has procedures in place to ensure full compliance with MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.
To trade internationally, a vessel must obtain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:
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on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

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on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

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the development of vessel security plans;

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ship identification number to be permanently marked on a vessel’s hull;

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a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address;

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compliance with flag state security requirements; and

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ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to be aligned with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The Company has implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and the Company’s fleet is in compliance with applicable security requirements. Future security measures could have a significant financial impact on the Company.

Vessel Recycling & the IMO Hong Kong Convention
The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) is a multilateral convention that aims to ensure vessels, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health, and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, however, each commercial vessel over 500 gross tonnes sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation is prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives, and prior to the vessels being recycled. The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession.
Inspection by Classification Societies
Every internationally traded seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built to and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
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Annual Surveys.   For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

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Intermediate Surveys.   Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and after each class renewal survey. Intermediate hull surveys are to be carried out at or between the occasion of the second or third annual survey and typically consist of ballast and cargo tank internal examinations, the scope of which are vessel age dependent.

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Class Renewal Surveys.   Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at five year intervals. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society permits a 15 month grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear or structural corrosion beyond allowable limits. In lieu of the execution of the entire special survey every five years, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed throughout a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. Two such underwater hull examinations are required during the five-year survey cycle. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within mutually agreed upon time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). The IACS has adopted harmonized Common Structural Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The IACS rules attempt to create a level of consistency between IACS members. All the Company’s vessels are certified as being “in-class” by the American Bureau of Shipping or the Korean Register of Shipping. All new and secondhand vessels that the Company purchases must be certified prior to their delivery under the Company’s standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, the Company has no obligation to take delivery of the vessel.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause the Company to be in violation of certain covenants in the Company’s loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.
In addition to the classification inspections, many of the Company’s customers regularly inspect the Company’s vessels as a precondition to chartering them for voyages. The Company believes that its product and crude tankers are well-maintained, high-quality vessels and that this provides the Company with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.
Efficiency Trends in the Shipping Industry
Market volatility and higher fuel prices, coupled with increased regulation and concern about the environmental impact of the international shipping industry, have led to an increased focus on fuel efficiency. Many companies have achieved significant efficiency gains through a process called “slow steaming.” These gains are realized by running vessels at substantially less than maximum speed and result in lower fuel costs.
Shipbuilders and operators have also studied a number of potential design innovations to increase the efficiency of tanker vessels. Many shipbuilders have incorporated some of these changes into their designs and are marketing these ships as “eco-ships.” Alternatively, some operators, have implemented vessel modification programs for their existing ships in an attempt to capture potential efficiency gains. The Company will consider making modifications to the Company’s current fleet that the Company believes would make its existing vessels more fuel efficient and competitive as compared with newer vessels being delivered currently. The Company believes it can effect these modifications without compromising the Company’s fleet’s ability to operate at higher speeds, which is an important factor in generating additional revenue in an improving freight rate environment. With respect to vessels in the Company’s current fleet that are employed under time charters, the Company will consider installing any new technologies when the vessels either trade in the spot market or are re-contracted.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, human error, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes, piracy attacks and acts of God. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the

United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the U.S. market. While the Company believes that its present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that the Company will always be able to obtain adequate insurance coverage at reasonable rates.
Marine and War Risks Insurance
The Company has in force marine and war risks insurance for all of the Company’s vessels. The Company’s marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. The Company’s war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, malicious acts, terrorism, acts of piracy, sabotage and other war-related named perils. The Company has also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, the Company will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”) and covers the Company’s third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses resulting from injury, illness or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal subject to agreed deductibles per any one accident or occurrence. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.”
As a member of P&I Associations that are, in turn, members of the International Group of P&I Clubs (the “International Group”), the Company carries protection and indemnity insurance coverage for pollution with a standalone limit of  $1 billion per vessel per incident. The P&I Associations that comprise the International Group insure approximately 90% of the world’s ocean-going tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Although the P&I Associations compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Associations. The Company is subject to calls payable to the associations of which the Company is a member based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Athena’s vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.
Legal Proceedings
The Company is not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. As such, the Company does not believe that pending legal proceedings, taken as a whole, should have any significant impact on the Company’s financial statements. In the future the Company may, from time to time, be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While the Company expects that these claims would be covered by the

Company’s existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company has not been involved in any legal proceedings which may have, or have had, a significant effect on the Company’s business, financial condition, results of operations or cash flows, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on the Company’s business, financial condition, results of operations or cash flows.
In December 2017, the Amoureux Carriers Corp. SPV (“ACC”), a subsidiary of the Company which owns the crude tanker M/T Amoureux, entered into a settlement agreement with the U.S. Department of Justice concerning ACC’s failure to maintain an accurate oil record book in violation of the CWA. Under the terms of the settlement agreement, ACC paid a criminal fine of  $700,000 and is required to implement a comprehensive environmental compliance program and undergo three years of probation.
Exchange Controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of shares of Diamond S common stock that are not residents or citizens of the Republic of the Marshall Islands.

MANAGEMENT
Directors and Executive Officers
The following table and biographies set forth information as to the Company’s directors and executive officers following the closing of the combination.
Name	Age	Position
Directors
Alexandra Kate Blankenship	54	Director
Gerasimos G. Kalogiratos	41	Director
Harold L. Malone III	44	Director
Nadim Z. Qureshi	44	Chairman
Craig H. Stevenson, Jr.	65	Chief Executive Officer, President and Director
Bart H. Veldhuizen	52	Director
Gerasimos Ventouris	67	Director
Executive Officers
Michael G. Fogarty	51	Senior Vice President – Commercial
Florence Ioannou	54	Chief Financial Officer
Sanjay Sukhrani	57	Chief Operating Officer
Background and Experience of the Company’s Directors and Executive Officers
Directors
All of the Company’s directors will join the board as of the closing of the Transactions.
Alexandra Kate Blankenship, Director
Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as director and audit committee member of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Golar LNG Limited from 2003 to 2015, Golar LNG Partners LP from 2007 to 2015, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Ms. Blankenship is a Member of the Institute of Chartered Accountants in England and Wales. Ms. Blankenship brings valuable expertise and over 20 years of experience in international shipping.
Gerasimos (Jerry) G. Kalogiratos, Director
Mr. Kalogiratos was appointed as the Chief Executive and Chief Financial Officer of the general partner of CPLP on June 12, 2015 and remained as Chief Financial Officer until February 28, 2018. He joined the CPLP’s board of directors in December 2014 and has previously served in the position of Chief Operating Officer. Mr. Kalogiratos joined CMTC in 2005 and was part of the team that completed the IPO of CPLP in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers before its merger with CPLP in September 2011. Before he joined CMTC, he worked in equity sales in Greece. Mr. Kalogiratos has over 13 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance, and brings valuable industry experience to the board of directors.
Harold (Hal) L. Malone III, Director
Mr. Malone is Head of Transportation for Invesco Private Capital, Inc., a private investing division of Invesco Ltd., having joined in 2017. Mr. Malone has also served on the Board of Directors for Navigator Holdings Ltd., an owner and operator of liquefied gas carriers, since July 2017 and Nautical Bulk Holdings

Ltd, a dry bulk shipping company. Prior to joining Invesco Private Capital, Inc., Mr. Malone served as the Chief Strategic Officer for the Navig8 Group. Before Navig8, he spent over 18 years in investment banking, most recently as a Managing Director in the maritime group at Jefferies LLC. Mr. Malone’s has significant expertise in the shipping industry as well as finance.
Nadim Z. Qureshi, Director
Mr. Qureshi has served as Managing Partner at Invesco Private Capital, Inc., a private investing division of Invesco Ltd., since 2018, and previously served as Managing Director from 2015. Mr. Qureshi was also a Director of Nexeo Solutions, from 2016 to 2017. He was a Partner at Quinpario Partners LLC from 2012 to 2015. Mr. Qureshi held a number of roles including Senior Vice President at Solutia Inc. from 2005 to 2012. Mr. Qureshi was previously with Charles River Associates International and Arthur D. Little Management Consulting and Teknor Apex Company. Mr. Qureshi’s has expertise in investing and finance.
Craig H. Stevenson, Jr., Chief Executive Officer, President and Director
Mr. Stevenson has served as Chief Executive Officer, President and as a member of the board of directors of DSS LP since it was founded in 2007. Mr. Stevenson was formerly the Chairman of the Board and Chief Executive Officer of OMI Corporation, having first joined in 1993 as Senior Vice President – Commercial. In 2007, Mr. Stevenson oversaw the sale of OMI, and subsequently founded DSS LP. Mr. Stevenson was non-executive Chairman and subsequently a board member of Ship Finance International Limited, a NYSE-listed diversified shipping company, from September 2007 until September 2009. He is currently non-executive Chairman of Intermarine, one of the largest project cargo carriers in the world, and a Director of the American Bureau of Shipping, the second largest classification society. Mr. Stevenson attended Lamar University, where he graduated with a degree in Business Administration. As the Company’s Chief Executive Officer and President, Mr. Stevenson provides the board of directors with knowledge of the daily affairs of the Company and with essential experience, insight and expertise in the shipping industry.
Bart H. Veldhuizen, Director
Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non-banking sides. Mr. Veldhuizen previously served on the board of managing directors of DVB Bank SE where he was, among other things, responsible for the bank’s Shipping & Offshore franchises. Mr. Veldhuizen is also a former director of Seadrill Partners LLC and Golar LNG Partners LP. He started his career with Van Ommeren Shipping, a Dutch public shipping and storage company after which he joined DVB Bank SE as a shipping banker. In 2000, he joined Smit International, a publicly listed Maritime service provider active in salvage, marine contracting and harbor towage. In 2003, he joined NIBC Bank, a Dutch-based merchant bank. From August 2007 until October 2011, he was the Managing Director & Head of Shipping of Lloyds Banking Group plc. From 2011 to 2015, through his private company Swaen Marine, he advised various hedge funds and private equity firms on a variety of shipping investments in both the credit and hard asset spaces. Mr. Veldhuizen currently serves on the board of Eagle Bulk Shipping Inc., a Nasdaq listed integrated drybulk shipping company. Mr. Veldhuizen brings over 20 years of valuable, relevant experience in international shipping finance and banking to the board of directors.
Gerasimos (Gerry) Ventouris, Director
Mr. Ventouris has been Chief Operating Officer of the CPLP GP since June 2015, as well as Chief Commercial Officer of CSM since 2003. In this capacity, Mr. Ventouris has overseen over the last fifteen years the commercial and technical management, newbuilding contracting and supervision of a large diversified fleet of more than 50 vessels. Mr. Ventouris started his career with Union Commercial Steamship and ascended to the position of Operations and Chartering Manager. He has also held leadership roles in Sougerka Maritime Co. Ltd. and Aegean Shipping. Mr. Ventouris brings considerable experience to the board, having been involved in the shipping industry in various capacities for over 40 years.
Executive Officers
Michael G. Fogarty, Senior Vice President — Commercial
Mr. Fogarty has served as Senior Vice President — Commercial of DSS LP since June 2011. Prior to joining DSS LP, Mr. Fogarty was a Chartering Manager at Gemini Tankers from 2004 to 2011. Prior to his tenure at Gemini Tankers, Mr. Fogarty was responsible for chartering crude and product tankers at OMI from 1996 to 2004 and was in the Operations Department at OMI from 1993 to 1996. Mr. Fogarty also worked in operations at American Trading and Transportation from 1991 to 1993. From 1989 to 1991, Mr. Fogarty sailed on oil tankers and articulated tug boats and oil tank barges.
Florence Ioannou, Chief Financial Officer
Ms. Ioannou has served as Chief Financial Officer of DSS LP since August 2010. Immediately prior to joining DSS LP, Ms. Ioannou was a consultant to various shipping companies, including Teekay and Ridgebury Tankers Ltd. Ms. Ioannou was a part of OMI’s Financial Management Team for 18 years, from July 1989 to December 2007 and consulted until June 2008, during which time she served in a variety of managerial roles in financial reporting and accounting, implemented several key projects related to SOX compliance and internal audit and control processes, and managed investor relations and SEC compliance. Ms. Ioannou is a CPA and started her career at Coopers & Lybrand, where she worked from January 1986 to June 1989.
Sanjay Sukhrani, Chief Operating Officer
Mr. Sukhrani has served as Chief Operating Officer of DSS LP since 2010 and from March 2009 to 2010 as Vice President – Operations. Prior to joining DSS LP, Mr. Sukhrani was Vice President/General Manager of Gemini Tankers, part of Teekay, from May 2007 to March 2009. Mr. Sukhrani was Head of Operations of OMI from September 2001 to May 2007 and served as a Vice President of OMI from the third quarter of 2004 through May 2007. Mr. Sukhrani has sailed for 17 years on tankers, bulk carriers and container vessels, including five years as a Master. Mr. Sukhrani graduated from New York University’s Stern School of Business and holds a master’s degree in business administration.
Board Composition
The Company is managed under the direction of the Company’s board of directors which will consist of seven directors upon completion of the Transactions. The board of directors has determined that the following directors meet the independence requirements set forth in the NYSE listing standards: Alexandra Kate Blankenship, Harold L. Malone III, Nadim Z. Qureshi and Bart H. Veldhuizen.
The Company’s articles of incorporation require its board of directors to consist of no fewer than three nor more than 15 members. The Company’s bylaws provide that its board of directors will consist of seven members. The Company’s directors are elected annually. The Company’s articles of incorporation prohibit cumulative voting, as defined in Section 71(2) of the BCA.
Pursuant to the Transaction Agreement, certain of the Company’s shareholders, namely funds managed by each of WLR and First Reserve, as well as CMTC and its affiliates will have the on-going right (subject to certain conditions and limitations) to designate nominees to the board of directors of the Company, as more fully described in the section of this information statement entitled “Certain Relationships and Related Person Transactions.”
Board Committees
The Company’s board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee consists of at least three directors. The stock exchange transition rules provide that a minority of the members of each committee are exempt from independence requirements for one year from the date of effectiveness of the registration statement of which this information statement forms a part. The Company intends to cause each of its committees to be comprised of only directors that qualify as independent under NYSE and SEC rules within one year from the date of the Company’s original listing.
The Company’s board of directors has adopted, effective upon the consummation of the Transactions, written charters under which the Company’s committees will operate. Copies of the charters, which satisfy the applicable NYSE and SEC rules, will be available on the Company’s website at www.diamondsshipping.com.

Audit Committee.   The audit committee is comprised of at least three directors. Membership of the audit committee includes Ms. Blankenship (Chair), Mr. Veldhuizen and Mr. Malone. Each member of the audit committee has the ability to read and understand fundamental financial statements. The Company’s board has determined that Ms. Blankenship and Mr. Veldhuizen satisfy the SEC and NYSE requirements relating to independence of audit committee members. The Company’s board of directors expects to appoint a third director who satisfies the SEC and NYSE requirements relating to independence of audit committee members and who is financially literate to replace Mr. Malone as a member of the audit committee within one year of the consummation of the Transactions. The Company’s board has determined that Ms. Blankenship meets the requirements of an “audit committee financial expert” as defined by the rules of the SEC. The Company’s independent auditors report directly to the audit committee.
The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The functions and responsibilities of the audit committee will include:
•
reviewing with the Company’s independent auditors its plans for, and the scope of, its annual audit and other examinations;

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reviewing the audited annual financial statements and quarterly financial information with management and the Company’s independent auditors;

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reviewing all public releases from the Company that contain earnings and other financial information;

•
ensuring an anonymous and independent avenue for confidential submission of concerns regarding questionable accounting or auditing matters and addressing any submission raised by the Company’s employees regarding questionable accounting or auditing matters;

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establishing procedures for the confidential receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters;

•
annually reviewing and reassessing the adequacy of the audit committee charter;

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identifying and recommending to the shareholders the appointment, retention, compensation, oversight and termination of the services of the Company’s independent auditors, reviewing any disagreements between management and the auditors regarding financial reporting and reviewing the scope of the annual audit and establishing the fees to perform the annual audit;

•
establishing policies and procedures for the review and pre-approval by the audit committee of permissible non-audit services to be performed by the Company’s independent auditors;

•
reviewing the Company’s internal control systems and significant changes in internal controls, the Company’s internal audit procedures and the Company’s disclosure controls and procedures, and management reports thereon;

•
evaluating management’s implementation of mandated changes to accounting and reporting requirements, as outlined by the Company’s independent auditors, or other recommendations made by the Company’s independent auditors;

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reviewing matters related to the Company’s corporate compliance activities; and

•
considering possible conflicts of interest of members of the Company’s board of directors and management and making recommendations to prevent, minimize or eliminate such conflicts of interest.

In addition, provided that no member of the audit committee has a material interest in such transaction, the audit committee will be responsible for reviewing transactions that the Company may enter into with DSS LP that the Company’s board believes may present potential conflicts of interests between us and DSS LP. The audit committee will also conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and will approve all such transactions.

Compensation Committee.   The compensation committee will be comprised of at least three directors. Membership of the compensation committee will include Mr. Qureshi (Chair), Ms. Blankenship and Mr. Kalogiratos. The Company’s board has determined that Mr. Qureshi and Ms. Blankenship satisfy the NYSE requirements relating to independence of compensation committee members. The Company's board of directors expects to appoint a third director who satisfies the NYSE requirements relating to independence of compensation committee members to replace Mr. Kalogiratos as a member of the compensation committee within one year of the consummation of the Transactions.
The compensation committee will establish, administer and review the Company’s policies, programs and procedures for compensating the Company’s executive officers and directors. The functions and responsibilities of the compensation committee will include:
•
establishing compensation philosophy and policies applicable to the Company’s key officers, including the Company’s Chief Executive Officer;

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approving annual bonus, if any, and long-term equity incentive plans;

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approving performance measures, goals and objectives under performance-based incentive plans for the Company’s key officers;

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establishing guidelines for long-term equity grants and monitoring equity ownership and dilution;

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approving appointments, terminations, employment agreements, consulting agreements, severance arrangements, change in control arrangements and related compensation and benefit packages;

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reviewing and recommending compensation for members of the Company’s board of directors;

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overseeing regulatory compliance with respect to compensation matters, including policies on structuring compensation programs to preserve tax deductibility; and

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annually reviewing and reassessing the adequacy of the compensation committee charter.

Nominating and Corporate Governance Committee.   The nominating and corporate governance committee will be comprised of at least three directors. Membership of the nominating and corporate governance committee will include Mr. Veldhuizen (Chair), Mr. Malone, and Mr. Kalogiratos. The Company’s board has determined that Mr. Veldhuizen and Mr. Malone satisfy the NYSE requirements relating to independence of nominating and corporate governance committee members. The Company’s board of directors expects to appoint a third director who satisfies the NYSE requirements relating to independence of nominating and corporate governance committee members to replace Mr. Kalogiratos as a member of the nominating and corporate governance committee within one year of the consummation of the Transactions.
The functions and responsibilities of the nominating and corporate governance committee will include:
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reviewing, and making recommendations regarding the composition and appropriate size of the Company’s board of directors;

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monitoring and making recommendations with respect to the purpose, structure and operations of the various committees of the Company’s board of directors and the qualifications and criteria for membership on each committee of the Company’s board of directors;

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making recommendations regarding changes in the composition of the committees of the Company’s board of directors;

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reviewing and reporting to the Company’s board of directors on a periodic basis regarding matters of corporate governance and corporate responsibility and sustainability;

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identifying individuals qualified to become members of the Company’s board of directors and recommending candidates to the Company’s board of directors to fill new or vacant positions; and

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annually reviewing and reassessing the adequacy of the nominating and corporate governance committee charter.

Compensation Committee Interlocks and Insider Participation
No interlocking relationship exists between the Company’s board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.
Board of Directors Role in Risk Oversight
After careful consideration, the Company’s board of directors has determined that risk oversight is a function best served by the entire board of directors. Certain elements of risk oversight related to financial risks, including internal controls and potential conflicts of interest, usually are reviewed initially by the audit committee. Similarly, risks posed by the Company’s compensation practices are initially reviewed by the compensation committee and risks associated with the independence of the board of directors are initially reviewed by the nominating and corporate governance committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, to facilitate oversight of risk by the entire board of directors, each committee regularly reports about such risks to the entire board of directors. Senior management may also report directly to the board of directors regarding risk management. The board of directors and senior management regularly engage in discussions regarding material risks the Company faces so that all members of the board of directors understand the risks associated with the business and the Company’s strategy and that the board of directors and management agree on the appropriate level of the Company’s risk.
Code of Business Conduct and Ethics
All of the Company’s employees, including the Company’s executive officers, and directors are required to comply with the Company’s Code of Business Conduct and Ethics. The purpose of these corporate policies is to ensure to the greatest possible extent that the Company’s business is conducted in a consistently legal and ethical manner. The text of the Code of Business Conduct and Ethics will be available on the Company’s website (www.diamondsshipping.com) and will be available in print. The Company will also post on the Company’s website any amendment to, or waiver from, a provision of the Company’s Code of Business Conduct and Ethics as required by law.
In addition, the board of directors has adopted certain Corporate Governance Guidelines. These principles were adopted by the board of directors to best ensure that the board of directors adequately performs its function as the overseer of management and to help ensure that the interests of the board of directors and management align with the interests of the shareholders. The text of the Corporate Governance Guidelines will be available on the Company’s website (www.diamondsshipping.com) and will be available in print.

EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, the Company is eligible for certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive compensation in the Company’s proxy statements, including the requirement to include a Compensation Discussion and Analysis section and to provide information relating to the ratio of total compensation of the Company’s Chief Executive Officer to the median of the annual total compensation of all of the Company’s employees, as required by the Dodd-Frank Act, and an exemption from the requirement to hold a non-binding shareholder advisory vote on executive compensation. The Company is also permitted to provide scaled down financial disclosure. Furthermore, the Company has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” which require compensation disclosure for the Company’s principal executive officer and the two most highly compensated executive officers (other than the Company’s principal executive officer) serving as executive officers at the end of the last completed fiscal year.
This section describes the executive compensation program in place for the Company’s named executive officers (“NEOs”) for the year ended March 31, 2018, who are:
(1)
Craig H. Stevenson, Jr.

(2)
Sanjay Sukhrani

(3)
Michael G. Fogarty

Summary Compensation Table
The Company’s executive officers are appointed by the Company’s board of directors as the Company’s executive officers. The Company’s board of directors’ compensation committee generally administers the compensation program for the NEOs. Each of the NEOs was employed by DSS LP prior to the Transactions. Therefore, the information provided in this section reflects compensation earned by the NEOs in connection with all services rendered to DSS LP during the year ended on December 31, 2018:
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	All Other Compensation ($)(2)	Total ($)
Craig H. Stevenson, Jr. Chief Executive Officer	2018	969,000	726,800	—	24,024	1,719,824
Sanjay Sukhrani Chief Operating Officer	2018	481,950	180,800	—	21,216	683,966
Michael G. Fogarty Senior Vice President – Commercial	2018	428,400	160,700	—	18,727	607,827

(1)
Cash bonuses have historically been earned on a calendar year basis to the Company’s NEOs. The amounts shown in the table represent cash bonuses earned for calendar 2017 and paid in fiscal year 2018 by the Company’s managers to the NEOs.

(2)
Amount represents (a) the matching contribution made by DSM to each executive’s 401(k) account, which contributions are made on the same terms and conditions as offered to all employees of DSM and (b) group term life insurance provided to each executive, which is provided to all employees of DSM on the same terms and conditions.

Equity Incentive Plan
In connection with the distribution and combination, the Company’s board of directors intends to adopt the Equity and Incentive Compensation Plan (the “Equity Plan”). The material terms of the Equity Plan are as follows:
Purpose:    The purpose of the Equity Plan is to attract and retain non-employee directors, employees and certain consultants and to provide those persons incentives and rewards for service and/or performance.

Administration; Effectiveness:    The Equity Plan will be administered by the compensation committee of the Company’s board of directors. The compensation committee has the authority to determine eligible participants in the Equity Plan and to interpret and make determinations under the Equity Plan. Any interpretation or determination by the compensation committee under the Equity Plan will be final and conclusive. The compensation committee may delegate all or any part of its authority under the Equity Plan to any subcommittee thereof and may delegate its administrative duties or powers to one or more of the Company’s officers, agents or advisors. The Equity Plan will be effective upon approval by the Company’s board of directors and shareholders.
Shares Available for Awards Under the Equity Plan:    Subject to adjustment and certain share counting rules, as further described in the Equity Plan, the number of shares of Diamond S common stock available for awards under the Equity Plan shall be, in the aggregate, 3,856,000 shares of Diamond S common stock, with such shares subject to adjustment to reflect any split or combination of Diamond S common stock. The available shares may be shares of original issuance, treasury shares or a combination of the foregoing. The Equity Plan also limits the maximum aggregate value at grant for awards to non-employee directors in any calendar year to $350,000.
Share Counting:    The aggregate number of shares of Diamond S common stock available to be awarded under the Equity Plan will be reduced by one share of Diamond S common stock for every one share subject to awards of option rights or appreciation rights granted under the Equity Plan and two shares for every one share subject to all other types of awards granted under the Equity Plan. If an award granted under the Equity Plan is cancelled or forfeited, expires, is settled for cash or is unearned, the shares subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement or unearned amount, again be available for issuance at the rate of one share for every one share subject to awards of option rights or appreciation rights and at the rate of two shares for every one share subject to all other types of awards.
Types of Awards Under the Equity Plan:    Pursuant to the Equity Plan, the Company may grant stock options, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards and certain other awards based on or related to shares of Diamond S common stock. Each grant of an award under the Equity Plan will be evidenced by an award agreement, which will contain such terms and provisions as the compensation committee may determine, consistent with the Equity Plan. Those terms and provisions include the number of shares of Diamond S common stock subject to each award, vesting terms and provisions that apply upon events such as the retirement, death, disability of the participant or in the event of a change in control. A brief description of the types of awards which may be granted under the Equity Plan is set forth below.
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Stock Options:    Stock options granted under the Equity Plan may be either “incentive stock options” (as defined in Section 422 of the Code) or non-qualified stock options. Incentive stock options may only be granted to employees. Except with respect to substitute awards, incentive stock options and non-qualified stock options must have an exercise price per share that is not less than the fair market value of a share of Diamond S common stock on the date of grant. The term of a stock option may not extend more than ten years after the date of grant. Each grant will specify the form of consideration to be paid in satisfaction of the exercise price.

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Appreciation Rights:    An appreciation right is a right to receive an amount equal to 100%, or such lesser percentage as the compensation committee may determine, of the spread between the base price and the fair market value of a share of Diamond S common stock on the date of exercise. An appreciation right may be paid in cash, shares of Diamond S common stock or any combination thereof. Except with respect to substitute awards, the base price of an appreciation right may not be less than the fair market value of a share of Diamond S common stock on the date of grant. The term of an appreciation right may not extend more than ten years from the date of grant.

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Restricted Stock:    Restricted stock constitutes an immediate transfer of the ownership of shares of Diamond S common stock to the participant in consideration of the performance of services, entitling such participant to dividend, voting and other ownership rights, subject to a substantial risk of forfeiture and restrictions on transfer determined by the compensation committee for a period of time determined by the compensation committee or until certain management objectives specified by the compensation committee are achieved. Each such grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of the Company’s common stock on the date of grant. Any grant of restricted stock will require all dividends paid thereon during the period of any restrictions to be automatically deferred until the vesting of such restricted stock and/or reinvested in additional shares of restricted stock.
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Restricted Stock Units:    Restricted stock units constitute an obligation to deliver shares of Diamond S common stock, cash or a combination thereof, to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of management objectives) during the restriction period applicable to such restricted stock units as the compensation committee may specify. During the restriction period applicable to such restricted stock units, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the shares of Diamond S common stock underlying the restricted stock units and no right to vote them. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of, and on the terms determined by, the compensation committee; provided, that dividend equivalents will be deferred until and paid contingent upon the vesting of such restricted stock units. Each grant of restricted stock units will specify that the amount payable with respect to such restricted stock units will be paid in cash, shares of Diamond S common stock or a combination of the two.

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Cash Incentive Awards; Performance Shares and Performance Units:    A performance share is a bookkeeping entry that records the equivalent of one share of Diamond S common stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value, as determined by the compensation committee. Each grant will specify the number or amount of performance shares or performance units, or the amount payable with respect to cash incentive awards, being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors. These awards become payable to participants upon the achievement of specified management objectives and upon such terms and conditions as the compensation committee determines at the time of grant. Each grant may specify with respect to the management objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of performance shares or performance units, or the amount payable with respect to cash incentive awards, that will be earned if performance is at or above the minimum or threshold level or is at or above the target level but falls short of maximum achievement. Each grant will specify the time and manner of payment of cash incentive awards, performance shares or performance units that have been earned, and any grant may further specify that any such amount may be paid or settled in cash, shares of Diamond S common stock, restricted stock, restricted stock units or any combination thereof. Any grant of performance shares or performance units may provide for the payment of dividend equivalents in cash or in additional shares of Diamond S common stock.

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Other Awards:    The compensation committee may grant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Diamond S common stock or factors that may influence the value of such shares of Diamond S common stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Diamond S common stock, purchase rights for shares of Diamond S common stock, awards with value and payment contingent upon the Company’s performance of specified subsidiaries, affiliates or other business units or any other factors designated by the compensation committee and awards valued by reference to the book value of the shares of Diamond S common stock or the value of securities of, or the performance of, the Company’s subsidiaries, affiliates or other business units.

Adjustments; Corporate Transactions:    The compensation committee will make or provide for such adjustments in: (1) the number and kind of shares of Diamond S common stock covered by outstanding stock options, appreciation rights, restricted stock, restricted stock units, performance shares and performance units granted under the Equity Plan; (2) if applicable, the number and kind of shares of Diamond S common stock covered by other awards granted pursuant to the Equity Plan; (3) the exercise price or base price provided in outstanding stock options and appreciation rights; (4) cash incentive awards; and (5) other award terms, as the compensation committee determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (1) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (2) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets or issuance of rights or warrants to purchase securities or (3) any other corporate transaction or event having an effect similar to any of the foregoing.
In the event of any such transaction or event, or in the event of a change in control (as defined in the applicable award agreement), the compensation committee may provide in substitution for any or all outstanding awards under the Equity Plan such alternative consideration (including cash), if any, as it may in good faith determine to be equitable under the circumstances and will require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or appreciation right with an exercise price or base price greater than the consideration offered in connection with any such transaction or event or change in control, the compensation committee may in its discretion elect to cancel such stock option or appreciation right without any payment therefor. The compensation committee will make or provide for such adjustments in the number of shares of the Company’s common stock available for issuance under the Equity Plan and the share limits of the Equity Plan as the compensation committee in its sole discretion may in good faith determine to be appropriate in connection with such transaction or event (provided that any adjustment to the limit on the number of shares of Diamond S common stock that may be issued upon exercise of incentive stock options will be made only if and to the extent such adjustment would not cause any option intended to qualify as an incentive stock option to fail to so qualify).
Amendment and Termination of the Equity Plan:    The Company’s board of directors generally may amend the Equity Plan from time to time in whole or in part. However, if any amendment (1) would materially increase the benefits accruing to participants under the Equity Plan for purposes of applicable stock exchange rules, (2) would materially increase the number of shares of Diamond S common stock which may be issued under the Equity Plan, (3) would materially modify the requirements for participation in the Equity Plan, or (4) must otherwise be approved by the Company’s shareholders in order to comply with applicable law or the rules of the NYSE, then such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained. The Company’s board of directors may, in its discretion, terminate the Equity Plan at any time. Termination of the Equity Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. No grant will be made under the Equity Plan more than ten years after the effective date of the Equity Plan, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms of the Equity Plan.
401(k) Plan
The Company’s 401(k) plan is available to all DSM employees, including the Company’s executive officers, who meet the plan’s eligibility requirements. The 401(k) plan is a defined contribution plan, which permits employees to make contributions up to the statutory limits. The Company matches employee contributions on a one-to-one basis up to 6% of total eligible compensation. Employee contributions and the Company’s matching contributions are immediately and fully vested when made.
Director Compensation
The Company’s current sole director does not currently receive any consideration for her services as a director. Following the consummation of the Transactions, director compensation will be determined by the Company’s board of directors and/or compensation committee to reflect the Company’s status as an independent publicly traded company. In addition, it is expected that the directors will be granted equity pursuant to the Equity Plan, but the amounts of those awards and any future awards have not yet been determined.

Indemnification of Directors and Officers
The Company is a corporation incorporated and existing under the laws of the Republic of the Marshall Islands. Section 60 of the BCA provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe such person’s conduct was unlawful.
A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.
Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 60 of the BCA.
The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
The Company’s articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages to the Company for actions taken as a director to the fullest extent permitted by the BCA.

The Company’s articles of incorporation also provide that the Company must indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. Such persons will be indemnified and held harmless by the Company to the fullest extent permitted or required by the BCA against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith.
The Company’s articles of incorporation also expressly authorize the advancement of certain expenses (including attorneys’ fees and expenses) to directors and officers and the carrying of directors’ and officers’ insurance providing indemnification for the Company’s directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Registration Rights Agreement
Effective upon closing of the Transactions, Diamond S will enter into a resale and registration rights agreement with CMTC and its affiliates (collectively, the “CMTC Holders”) in respect of the shares of Diamond S common stock to be distributed to them in the distribution, as well as with DSS LP’s limited partners in respect of the shares of Diamond S common stock to be issued on a private placement basis in the combination (the “Registration Rights Agreement”). The shares of Diamond S common stock that can be registered under the Registration Rights Agreement are referred to as the “registrable securities” in this section.
The Registration Rights Agreement contains certain lock-up arrangements with funds managed by WLR party to the Registration Rights Agreement (collectively, the “WLR Investors”) and funds managed by First Reserve party to the Registration Rights Agreement (collectively, the “First Reserve Investors”). Under these arrangements, during the initial 180 days following the closing of the Transactions, the WLR Investors and the First Reserve Investors will not be permitted to transfer any of their registrable securities other than to certain permitted affiliate transferees. Further, for 180 days after the expiration of the initial lock-up period, each of the WLR Investors and the First Reserve Investors will not be permitted to transfer any of their registrable securities in an amount that exceeds its pro rata portion of the greater of  (1) 25% of the outstanding shares of Diamond S common stock on the last day of the initial lock-up period and (2) 20% of the total reporting trading volume of the Diamond S common stock during the prior 180-day period.
Under the Registration Rights Agreement, subject to certain exceptions, Diamond S will be required to use reasonable best efforts to file an initial shelf registration statement to register for resale the registrable securities (other than shares subject to lock-up arrangements as long as these arrangements are in effect) as soon as reasonably practicable after the closing of the Transactions and keep such shelf registration statement effective until the earlier of  (1) the date on which each of the holders thereof has completed the sale of all of its registrable securities and (2) the date on which the registrable securities can be sold freely without volume and manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act.
In addition to lock-up arrangements described above, the WLR Investors and the First Reserve Investors (considered together) may not participate in (1) more than eight demand registrations prior to the fifth anniversary of the expiration of the first lock-up period, (2) more than one demand registration prior to the first anniversary of the expiration of the first lock-up period, and (3) more than two demand registrations during each one-year period beginning on (and including) the first anniversary of the expiration of the first lock-up period.
The Registration Rights Agreement also contains certain customary rights of the holders of registrable securities to be included in an underwritten offering undertaken by Diamond S or other shareholders of Diamond S.
The Registration Rights Agreement will permit Diamond S to suspend the use of any registration statement in certain circumstances if the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer believes in good faith that the use of such registration statement would require Diamond S to make public disclosure in the registration statement of material information that has not yet been made public and that Diamond S has a bona fide business purpose for not disclosing. Diamond S will not be permitted to suspend the use of any registration statement pursuant to these provisions for more than 60 days during any rolling period of 180 days, except that during the period beginning on closing and ending one year after the expiration of the initial lock-up period, Diamond S will not be permitted to suspend the use of any registration statement for more than 30 days during any rolling period of 180 days.
Diamond S will be required to pay all expenses related to its registration obligations under the Registration Rights Agreement, except for any underwriting discounts, selling commissions of each shareholder’s counsel beyond the one law firm to be paid for by Diamond S, any expenses required by law and any transfer taxes relating to the sale or disposition of registrable securities by such shareholder.
The Registration Rights Agreements also will provide for customary indemnification obligations of both Diamond S and the shareholders in connection with any registration statement. In general, Diamond will indemnify each holder receiving registration rights for any liability arising out of any violation or alleged violation of the Securities Act or any other similar federal or state law and any actual or alleged material misstatements or omissions contained in a registration statement or related prospectus, except for misstatements or omissions relating to the information provided by that holder. Each holder receiving registration rights will provide Diamond S with corresponding indemnification relating to the information provided by such holder.
Director Designation Agreement
Effective upon the closing of the Transactions, Diamond S will enter into separate director designation agreements (the “Director Designation Agreements”) with specified investors.
These investors include:
•
the “Former CPLP Holders,” which include CMTC and certain of its affiliates; and

•
the “Former DSS Holders,” which include the WLR Investors and the First Reserve Investors.

Each separate Director Designation Agreement entitles each such investor, in connection with any election of directors by the shareholders, to have the board of directors of Diamond S nominating committee include in the slate of candidates recommended to the shareholders for election as directors a specified number of nominees designated by such investor. Diamond S will be required to use its commercially reasonable efforts to cause the election of the candidates so designated.
The number of candidates that the Former CPLP Holders are collectively entitled to designate is based on the Former CPLP Holders’ ownership of shares of Diamond S common stock. Initially, the Former CPLP Holders will collectively be entitled to designate two nominees. However, (1) if the Former CPLP Holders reduce their beneficial ownership by 25% or more, but less than 50%, from that owned as at the closing, they will, without further action, only be entitled to designate one nominee and (2) if the Former CPLP Holders reduce such beneficial ownership by 50% or more from that owned as at the closing, they will, without further action, no longer have any nomination rights under the Director Designation Agreement.
Initially, the WLR Investors (collectively as a single Former DSS Holder) and the First Reserve Investors (collectively as a single Former DSS Holder) are each entitled to designate three nominees. If the three designated nominees of each Former DSS Holder differ, the board of directors will select three nominees from the aggregate nominees designated so long as one nominee from each Former DSS Holder that has any right to a nominee is included. However, if Former DSS Holders reduce their combined beneficial ownership and as a result thereof: (1) their combined beneficial ownership is reduced by 50% or more, but less than 75%, from that owned at closing, each will, without further action, only be entitled to designate up to two nominees (with any discrepancies resolved in the same manner as described above); (2) their combined beneficial ownership is reduced by more than 75% of that owned at closing, but either still beneficially own 5% or more of the then outstanding shares of Diamond S common stock, the Former DSS Holder will, without further action, only be entitled to designate one nominee (with any discrepancies resolved in the same manner as described above, but disregarding the requirement that the board selection include one nominee from each Former DSS Holder having the nomination rights); and (3) if the Former DSS Holder owns less than 5% of the then outstanding shares of Diamond S common stock it will, without further action, no longer have any nomination rights under the Director Designation Agreement.
In the event that the size of the board of directors of Diamond S is increased or decreased, the number of directors that each such investor is permitted to designate will be proportionally adjusted to be equal to the number of directors that such investor was entitled to designate as a percentage of the total number of directors on the board immediately prior to such change.
In addition, until the annual meeting of Diamond S shareholders to be held in 2024, each such investor will be required to vote its shares of Diamond S common stock to confirm any nominee nominated and recommended by the board.
The Company and each such investor will also agree that, until the annual meeting of shareholders to be held in 2022, the Chairman of the board of directors will be designated by WLR provided that if WLR and its affiliates reduce their beneficial ownership in the Company by 50% or more from that owned as at the closing, they will cease to have the right to designate the Chairman, and the board of directors will select the Chairman.

Subject to applicable legal requirements, the Company will provide that its articles of incorporation and bylaws accommodate the rights and obligations set forth herein. See “Description of Diamond S Common Stock.”
Management and Services Agreement
Effective upon the closing of the Transactions, Diamond S will enter into a Management and Services Agreement with CSM, the current manager of CPLP’s fleet, pursuant to which the operations of the vessels contributed by CPLP to Diamond S will continue to be managed by CSM for a period of time (the “Management and Services Agreement”). Under the Management and Services Agreement, CSM has agreed to provide certain commercial and technical and ship management consultancy services to Diamond S in respect of the operation of the vessels contributed by CPLP.
Mr. Gerasimos Ventouris, the Chief Operating Officer of CPLP and the Chief Commercial Officer of CSM, is expected to serve on the board of directors of Diamond S.
Pursuant to the Management and Services Agreement, (1) Diamond S and CSM will enter into a separate commercial management agreement, under which CSM will be responsible to provide certain commercial management services, including obtaining employment for the vessels, arranging for the provision of bunker fuels, voyage accounting and collecting sums due to Diamond S, issuing voyage instructions, appointing agents and arranging necessary surveys associated with the commercial operation of the vessels (the “Commercial Management Agreement”) and (2) each owner of a vessel contributed by CPLP and CSM will enter into separate agreements for technical management services, including managing the day-to-day operations of the vessels, ensuring regulatory and classification society compliance, arranging for dry docking, repairs, alterations and maintenance, arranging the supply of stores, provisions, spares and lubricating oil, appointing supervisors and technical consultants, supervising the sale of the vessels, arranging for the testing of bunkers and arranging the hire of qualified officers and crew (collectively, the “Technical Management Agreements”).
Under the Management and Services Agreement, Diamond S will compensate CSM with (1) a daily technical management fee of  $850 per vessel for technical management services, subject to an annual increase based on the total percentage increase in the consumer price index in the immediately preceding 12 months, (2) a reimbursement for all reasonable and documented direct and indirect costs, liabilities, legal expenses and other expenses incurred by CSM in providing any technical management services not covered in (1) above, (3) a commercial management fee of 1.25% of all gross charter revenues generated by each vessel, and (4) an annual commercial management consultancy fee of  $2.0 million.
The term of the Management and Services Agreement, the Commercial Management Agreement and the Technical Management Agreements will last five years from closing unless terminated upon 120 days’ notice by either Diamond S or CSM in the case that (1) a change of control of Diamond S or CSM occurs, (2) an event that would be deemed as giving cause occurs, (3) a receiver is appointed for all or substantially all the property of Diamond S or CSM, (4) an order is made to wind-up Diamond S or DSM is issued, or (5) a final judgment that has a material adverse effect is issued against Diamond S or DSM. Upon an early termination of the Management and Services Agreement other than for cause, a change of control or a material breach by CSM, the fee will be adjusted as at the effective date of the termination and become immediately payable.
Pursuant to the Management and Services Agreement, CSM will have a right of first refusal, exercisable up to four times, to provide technical management services for up to a total of 29 vessels. If Diamond S sells or otherwise disposes of vessels such that CSM provides technical management services to fewer than 25 vessels, Diamond S will be required to work in good faith to replace such vessels within six months; however, in any case, Diamond S has agreed to promptly take all necessary actions to ensure that CSM manage no fewer than 20 vessels. In the event of a vessel sale for which no replacement occurs, CSM is entitled to a termination fee equal to $400 per day times the number of days remaining in the term.
Employment of Craig Stevenson III
Craig Stevenson III, the son of Craig H. Stevenson, Jr., the Chief Executive Officer of DSS LP and, upon completion of the Transactions, the Chief Executive Officer of Diamond S, is employed as Vice President — Business Development of DSS LP and is expected to continue in such function at Diamond S following completion of the Transactions. Craig Stevenson III received total compensation of approximately $385,700 and $408,237 in each of the years ended December 31, 2018 and 2017, respectively.
NT Suez HoldCo LLC
Effective upon the closing of the Transactions, Diamond S will own 51% of NT Suez Holdco LLC (“NT Suez”), which owns two Suezmax crude tankers. The other 49% interest in NT Suez is owned by WLR/TRF Shipping S.a.r.l (“WLR/TRF”). WLR/TRF is indirectly owned by funds managed or jointly managed by WLR, including WLR Recovery Fund V DSS AIV, L.P. and WLR V Parallel ESC, L.P., which will also be shareholders of Diamond S.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information after giving effect to the Transactions on the anticipated beneficial ownership percentages of each person or group who is known by us to own beneficially more than 5% of the outstanding shares of Diamond S common stock, each of the Company’s NEOs, each of the Company’s directors and all of the Company’s executive officers and directors as a group. All of the Company’s shareholders, including the shareholders listed in this table, are entitled to one vote for each share held. The Company has one shareholder of record as of the date of this information statement.
Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this information statement, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares held by them.
Name and Address of Beneficial Owners	Number	Percentage
5% Shareholders:
WL Ross & Co. LLC(1)		23.9%
First Reserve(2)		20.1%
CarVal Investors, LLC(3)		6.4%
Chengdong Investment Corporation(4)		6.4%
Evangelos M. Marinakis(5)		6.2%
Executive Officers and Directors:
Craig H. Stevenson, Jr.(6)		1.9%
Sanjay Sukhrani		*
Michael G. Fogarty		*

*
Represents beneficial ownership of less than 1% of the Company’s outstanding common shares.

(1)
Represents      shares held directly by WLR Recovery Fund IV DSS AIV, L.P.,      shares held directly by WLR Recovery Fund V DSS AIV, L.P.,      shares held directly by WLR Select Co-Investment, L.P.,      shares held directly by WLR/GS Master Co-Investment, L.P., common shares held directly by WLR IV Parallel ESC, L.P. and      shares held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Master Co-Investment GP, LLC, is the general partner of WLR/GS Master Co-Investment, L.P. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is the managing member of INVESCO WLR V Associates LLC, which is the general partner of WLR V Parallel ESC, L.P. The address of each of the entities identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036. WL Ross & Co. LLC serves as the investment manager to the funds that hold these shares.

(2)
Represents shares held directly by First Reserve Fund XII, L.P. and shares held directly by FR XII-A Parallel Vehicle, L.P. (together, the “First Reserve Investors”). First Reserve GP XII Limited (“XII Limited”) is the general partner of First Reserve GP XII, L.P. (“XII GP”), which in turn is the general partner of each First Reserve Investor. William E. Macaulay is the Chairman of XII Limited and has the right to appoint the board of directors of XII Limited. By virtue of Mr. Macaulay’s right to appoint the directors of XII Limited, Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of  (and the shared power to dispose of or direct the disposition of) the First Reserve Investor shares, and therefore, Mr. Macaulay may be deemed to be a beneficial owner of the First Reserve Investor shares. XII Limited, XII GP and Mr. Macaulay disclaim beneficial ownership of all of the shares held or controlled by each First Reserve Investor. The address of each of the entities identified in this note is c/o First Reserve, 290 Harbor Drive, Stamford, CT 06902.
(3)
Represents      shares held directly by CVI CVF II Lux Master S.à r.l.,      shares held directly by CVI AA Lux Master S.à r.l.,      shares held directly by CVI CHVF Lux Master S.à r.l.,       shares held directly by CVIC Lux Master S.à r.l. and       shares held directly by CVIC II Lux Master S.à r.l. (each a “CarVal Fund” and collectively, the “CarVal Funds”). CarVal Investors, LLC (the “Investment Manager”) serves as the investment manager to each of the CarVal Funds. Cécile Gadisseur, Paul Hendrik Vermaak, James P. Ganley, David J. Fry and Christopher J. Hedberg as directors of the CarVal Funds share voting and dispositive power over the shares held by the CarVal Funds. The Investment Manager and each of the directors of the CarVal Funds disclaims beneficial ownership of all of the shares held by each of the CarVal Funds. The address of each of the entities identified in this note is c/o CarVal Investors, LLC, 9320 Excelsior Boulevard, 7th Floor, Hopkins, MN 55343.

(4)
Chengdong Investment Corporation (“Chengdong”) is a wholly owned subsidiary of CIC International Co., Ltd. (“CIC International”), which in turn is controlled by China Investment Corporation (“CIC”), a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of CIC being the parent of CIC International, which is the parent of Chengdong, CIC may be deemed to share beneficial ownership of the shares held by Chengdong. The address of each of the entities identified in this note is c/o China Investment Corporation, Private Equity Department, New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng, Beijing 100010 China.

(5)
CMTC beneficially owns 18,674,268 common units of CPLP. In addition, CMTC may be deemed to beneficially own 2,439,989 general partner units of CPLP through its ownership of the CPLP GP. CCIC beneficially owns 3,284,210 common units of CPLP. The Marinakis family, including Evangelos M. Marinakis, may be deem to beneficially own CMTC and CCIC. Accordingly, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in the aggregate, 24,398,467 CPLP units. These CPLP units will entitle the holder thereof to a total of 2,394,004 shares of Diamond S common stock in the distribution. The address of each of the persons identified in this note is c/o Capital Maritime & Trading Corp., 3 Iassonos Street Piraeus, 18537, Greece.

(6)
Represents shares held directly by Pecos Shipping LLC (“Pecos”). Craig H. Stevenson, Jr. has sole voting and investment power over the shares held of record by Pecos. Mr. Stevenson disclaims beneficial ownership of all of the shares held or controlled by Pecos. The address for Pecos is c/o Diamond S Management LLC, 33 Benedict Place, Greenwich, CT 06830.

THE TRANSACTIONS
Athena SpinCo was formed for the purpose of receiving, via contributions from CPLP, all of the crude and product tankers of CPLP’s fleet and combining those tankers with those of DSS LP. On November 27, 2018, DSS LP and CPLP announced that they had entered into the Transaction Agreement, which provides for, among other things, the contribution of CPLP’s crude and product tanker fleets to Athena SpinCo by CPLP and, following the distribution, the combination of certain subsidiaries of Diamond S with subsidiaries of DSS LP holding the business and operations of DSS LP.
Transaction Steps
Below is a simplified step-by-step description of the sequence of material events relating to the Transactions:
Step 1: Formation
On November 14, 2018, CPLP formed Athena SpinCo as a wholly owned subsidiary. Athena SpinCo issued 500 shares to CPLP at formation. Athena SpinCo formed four wholly owned subsidiaries organized under the laws of the Republic of the Marshall Islands, referred to as “Products Merger Entity,” “Crude Merger Entity,” “Management Merger Entity” and “Surviving Merger Entity.”
Step 2: Separation
Prior to the distribution, CPLP will separate its product and crude tanker businesses into separate lines of subsidiaries and contribute them to Athena SpinCo. Athena SpinCo will change its name to Diamond S Shipping Inc. Athena SpinCo will issue approximately 12,724,500 additional shares in connection with the contribution by CPLP.
In the separation, CPLP will contribute to Athena SpinCo:
•
CPLP’s crude and product tanker vessels;

•
an amount in cash equal to $10 million, plus, as further described below, prorated charter hire and the lockbox amount with specific arrangements relating to the funding of working capital; and

•
associated inventories.

The lockbox amount is the net amount of the cash receipts and payments attributable to CPLP's tanker business less the portion of finance expenses attributable to CPLP's tanker business, in each case from the lockbox date to the closing of the Transactions.
Charter hire under time charters received in advance, but not yet earned, as at the lockbox date will be paid by CPLP to Athena SpinCo.
Earnings under spot voyages in progress as at the lockbox date will be pro rated at completion of each relevant voyage pro rata temporis.
CPLP will keep the benefit of other trade accounts receivable as at the lockbox date and be reimbursed certain prepayments, but will continue to fund the trade accounts payable and current accrued liabilities as at the lockbox date.
Step 3: Distribution
On the distribution date, CPLP will distribute on a pro rata basis all 12,725,000 shares of Diamond S common stock to its unitholders as of the record date. CPLP unitholders will receive cash in lieu of any fractional share of Diamond S common stock that CPLP unitholders would have received after application of the above ratio. The distribution is subject to the conditions described under the caption “—  Conditions to the Distribution” below.

Step 4: Combination
Immediately following the distribution, (1) DSS Crude Transport Inc., a wholly owned subsidiary of DSS LP, will merge with Crude Merger Entity, with DSS Crude Transport Inc. surviving the merger, (2) DSS Products Transport Inc., a wholly owned subsidiary of DSS LP, will merge with Products Merger Entity, with DSS Products Transport Inc. surviving the merger and (3) Diamond S Technical Management LLC, a wholly owned subsidiary of DSS LP, will merge with Management Merger Entity, with Diamond S Technical Management LLC surviving the merger. Pursuant to the Transaction Agreement, DSS LP will receive       shares of Diamond S common stock in the combination. The shares of Diamond S common stock that DSS LP will receive will in turn be distributed to DSS LP’s limited partners. Following these mergers and pursuant to the same plan, each of these merger subsidiaries will merge with the Surviving Merger Entity, with the Surviving Merger Entity surviving.
The              shares of Diamond S common stock issuable in the combination reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of CPLP’s tanker business. The crude and product tankers respectively owned by CPLP and DSS LP were valued as at July 31, 2018, while charter values, CPLP’s inventories and DSS LP’s net debt (including working capital) balances have been valued as at the lockbox date. The risks and benefits of CPLP’s tanker business are deemed to accrue to the combined company from the lockbox date.
It is contemplated that following the completion of the Transactions, the initial borrower under the new term and revolving credit facilities will merge with and into Diamond S, with Diamond S surviving the merger. Following this merger, Diamond S will succeed as borrower under the new term and revolving credit facilities.
Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure and the corporate structure immediately following the consummation of the Transactions.
Existing Structure

Final Structure
Determination of Number of Shares of Diamond S Common Stock to be Distributed to CPLP Unitholders
To accomplish the distribution, CPLP will distribute all of the shares of Diamond S common stock that it owns following the separation by way of a pro rata distribution to holders of CPLP common and general partner units. CPLP unitholders will receive one share of Diamond S common stock for every 10.19149 CPLP units held of record as of 5:00 p.m., New York City time, on the record date. CPLP unitholders will not be required to make any payment, surrender or exchange of CPLP units or take any other action to receive shares of Diamond S common stock. The distribution will not affect the number of outstanding CPLP units held by any CPLP unitholder, nor will it affect the rights of CPLP unitholders. No vote or action of CPLP unitholders is required to approve the Transactions, and CPLP unitholders will have no appraisal rights in connection with the Transactions.
When and How the Distribution will be Made
With the assistance of Computershare, the settlement and disbursement agent, CPLP expects to distribute the shares of Diamond S common stock on                , 2019 to the holders of CPLP units as of 5:00 p.m., New York City time, on                  , 2019. Computershare will serve as the settlement and distribution agent in connection with the distribution by CPLP and the transfer agent and registrar for shares of Diamond S common stock.
If CPLP unitholders own CPLP units as of 5:00 p.m., New York City time, on the record date, the shares of Diamond S common stock that CPLP unitholders are entitled to receive in the distribution will be issued electronically on the distribution date to CPLP unitholders in direct registration form or to CPLP unitholders’ bank or brokerage firm on CPLP unitholders’ behalf. If a CPLP unitholder is a registered holder of CPLP units, Computershare will mail the CPLP unitholder a direct registration account statement that reflects the CPLP unitholder’s shares of Diamond S common stock. If CPLP unitholders hold their CPLP units through a bank or brokerage firm, their bank or brokerage firm will credit their account for their shares of Diamond S common stock. Direct registration form refers to a method of recording securities ownership when no physical certificates are issued, as is the case in the distribution. If CPLP unitholders sell CPLP common units in the “regular-way” market (as opposed to the “ex-distribution” market) up to and including the distribution date, CPLP unitholders will be selling their right to receive shares of Diamond S common stock in the distribution.
Commencing on or shortly after the distribution date, if a CPLP unitholder holds physical certificates that evidence their CPLP units and that CPLP unitholder is the registered holder of the units evidenced by those certificates, the distribution agent will mail to the CPLP unitholder an account statement that indicates the number of shares of Diamond S common stock that have been registered in book-entry form in the CPLP unitholder’s name.

Most CPLP unitholders hold their units through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the units in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If a CPLP unitholder holds their CPLP units through a bank or brokerage firm, their bank or brokerage firm will credit their account for the shares of Diamond S common stock that they are entitled to receive in the distribution. If CPLP unitholders have any questions concerning the mechanics of having shares held in “street name,” they should contact their bank or brokerage firm.
Transferability of Shares of Diamond S Common Stock Distributed to CPLP Unitholders
The shares of Diamond S common stock distributed to CPLP unitholders in the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be “affiliates” of the Company. Persons who may be deemed to be affiliates of the Company after the distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company, which may include certain directors, executive officers or principal shareholders. Securities held by affiliates of the Company will be subject to resale restrictions under the Securities Act. Affiliates will be permitted to sell their shares of Diamond S common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 under the Securities Act.
Trading Between the Record Date and the Distribution Date
The Company expects that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in CPLP common units: a “regular-way” market and an “ex-distribution” market. CPLP common units that trade on the “regular-way” market will trade with an entitlement to shares of Diamond S common stock to be distributed in the distribution. CPLP common units that trade on the “ex-distribution” market will trade without an entitlement to shares of Diamond S common stock to be distributed in the distribution. Therefore, if CPLP unitholders sell CPLP common units in the “regular-way” market up to and including the distribution date, they will be selling their right to receive shares of Diamond S common stock in the distribution. If CPLP unitholders own CPLP common units at 5:00 p.m., New York City time, on the record date and sell those units on the “ex-distribution” market up to and including the distribution date, they will receive the shares of Diamond S common stock that they are entitled to receive pursuant to their ownership as of the record date of the CPLP common units.
Furthermore, the Company expects that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be a “when-issued” market in shares of Diamond S common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Diamond S common stock that will be distributed to holders of CPLP units on the distribution date. If CPLP unitholders owned CPLP units at 5:00 p.m., New York City time, on the record date, they would be entitled to shares of Diamond S common stock distributed pursuant to the distribution. CPLP unitholders may trade this entitlement to shares of Diamond S common stock, without the CPLP units they own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to shares of Diamond S common stock is expected to end, and “regular-way” trading is expected to begin.
Following the distribution date, the Company expects shares of Diamond S common stock to be listed on the NYSE under the trading symbol “DSSI.” If  “when-issued” trading occurs, the listing for Diamond S common stock is expected to be under a trading symbol different from the “regular-way” trading symbol. The Company will announce its “when-issued” trading symbol when and if it becomes available. If the distribution does not occur, all “when-issued” trading will be null and void.
CPLP unitholders should also consult their own financial advisors, such as their stockbroker, bank or tax advisor, regarding the specific implications of trading their CPLP units prior to the distribution date.
Conditions of the Transactions
The obligation of the parties to proceed with the Transactions is subject to the satisfaction or waiver of a number of conditions:

•
no preliminary or permanent injunction or order, judgment, award, decree, writ or other legally enforceable requirement shall have been issued that would make unlawful the consummation of the Transactions, and no governmental authority shall have instituted any proceeding (which remains pending at what otherwise would be the closing date) before any governmental authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Transactions;

•
all applicable waiting periods (and any extensions thereof) under applicable antitrust laws, if any, shall have expired or otherwise been terminated and all applicable pre-closing governmental approvals, if any, shall have been obtained;

•
the shares of Diamond S common stock to be distributed in the distribution and to be issued in the combination shall have been authorized for listing on the NYSE or Nasdaq (if applicable), subject to notice of official distribution or issuance (as applicable);

•
the Form 10 of which this information statement forms a part shall have become effective in accordance with the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order;

•
aggregate net proceeds under the credit facilities, combined with additional cash to be contributed by DSS LP (as described below in the section titled “— The Transaction Agreement —  Financing”), if any, shall be equal to at least the sum of  (1) $309 million plus (2) CPLP’s transaction expenses;

•
the refinancing of existing CPLP indebtedness, as further described in the Transaction Agreement, shall be approved by the relevant lenders and effective on terms and conditions reasonably satisfactory to CPLP;

•
all of CPLP’s outstanding Class B Units shall have been redeemed, repurchased or retired; and

•
the number of shares of Diamond S common stock issuable in the combination shall have been finally determined in accordance with the Transaction Agreement.

The obligation of each of DSS LP and CPLP to consummate the Transactions is also subject to several customary and other conditions.
Background of the Transactions
CPLP regularly reviews strategic options with a focus on growth opportunities, distributable cash flow, capital expenditure requirements and unitholder equity value.
In November 2017, Jerry Kalogiratos, the Chief Executive Officer of the CPLP GP, met with representatives of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to review potential strategic alternatives involving CPLP’s crude and tanker business, including the continuation of the business on a stand-alone basis, a sale of assets or a possible combination with another tanker operator. DSS LP was discussed as a potential candidate for such a transaction.
On December 15, 2017, representatives of Stifel met with representatives of DSS LP. At the meeting, the DSS LP representatives expressed an interest in engaging in preliminary discussions with CPLP.
CPLP retained Evercore Group L.L.C. (“Evercore”) to serve as its financial advisor in addition to Stifel and Sullivan & Cromwell LLP (“S&C”), CPLP’s long-standing outside legal counsel, to serve as CPLP’s legal advisor to assist CPLP’s exploration of a possible combination with DSS LP.
DSS LP retained Moelis & Company LLC (“Moelis”) as its financial advisor and Jones Day as its legal advisor in connection with a possible combination with CPLP.
On January 9, 2018, CPLP and DSS LP signed a confidentiality agreement. Over the next month, representatives of CPLP and DSS LP exchanged confidential information and engaged in preliminary discussions about a possible strategic combination.

On February 14, 2018, Mr. Kalogiratos met with Craig H. Stevenson, Jr., the Chief Executive Officer of DSS LP. At that meeting, each representative confirmed his respective organization’s interest in continuing to evaluate a possible strategic combination.
In March 2018, representatives of Evercore approached on a no-names basis two other tanker companies with similar profiles to DSS LP to assess their interest in a potential similar transaction. Both such tanker companies declined to pursue such a possible transaction.
On March 20, 2018, representatives of CPLP, CMTC, CPLP’s sponsor, DSS LP and WLR, a significant investor in DSS LP, met to discuss a potential combination between DSS LP and CPLP. Representatives of Stifel and Moelis participated in the meeting.
Discussions and preliminary due diligence progressed. In the course of these discussions, representatives of CPLP and DSS LP focused on a possible transaction in which CPLP’s crude and product tanker business would be spun off on a pro rata basis to the holders of CPLP common units and CPLP general partner units and would immediately thereafter merge with subsidiaries of DSS LP holding the business and operations of DSS LP.
At a regular board meeting held in Athens on April 18, 2018, management of the CPLP GP updated the CPLP board of directors on the preliminary discussions held with DSS LP.
The preliminary discussions with DSS LP culminated in a written non-binding proposal submitted by DSS LP to CPLP on April 25, 2018 setting forth the possible terms of a potential combination transaction (the “April 25 Proposal”). The April 25 Proposal contemplated that both the crude and product tanker business of CPLP and the business and operations of DSS LP would be valued for purposes of the combination on a net asset value (“NAV”) basis, while a yet unquantified incremental value would be attributable to the NAV of the CPLP’s tanker business related to certain transaction benefits, including access to the public markets.
On May 3, 2018, the CPLP board of directors met to evaluate the April 25 Proposal. Representatives of Evercore, Stifel and S&C participated in the meeting.
On May 4, 2018, at the direction of the CPLP board of directors, Mr. Kalogiratos responded to the April 25 Proposal by requesting greater clarity on a number of matters relating to the proposal, including the amount of the premium that DSS LP would be prepared to allocate to CPLP’s tanker fleet and debt and cash allocation.
On May 17, 2018, DSS LP submitted a revised non-binding written proposal to CPLP (the “May 17 Proposal”), reflecting, among other things, updated NAV valuations, as well as allocation of debt in the amount of  $311 million to CPLP’s tanker business, cash contribution of  $15 million, contribution of working capital of  $4 million and an implied premium of 8.3% on the NAV of CPLP’s tanker business.
On June 1, 2018, the CPLP board of directors met to consider the May 17 Proposal. Representatives of Evercore, Stifel and S&C participated in the meeting. Following deliberations considering all aspects of the May 17 Proposal, including, among other things, the proposed implied premium, the CPLP board of directors unanimously determined to reject the proposal. The CPLP board of directors directed CPLP’s management to engage in further discussions with DSS LP’s management to seek an improved proposal.
On June 10, 2018, DSS LP’s management submitted an improved proposal delivered orally by representatives of Moelis to representatives of Evercore and Stifel (the “June 10 Proposal”).
On June 13, 2018, the CPLP board of directors met to review the June 10 Proposal. Representatives of Evercore, Stifel and S&C participated in the meeting. The board also discussed with representatives of Evercore and Stifel strategic alternatives potentially available to CPLP, including the continuation of the tanker business as part of CPLP and an asset sale. The board reviewed the prospects of the continuation of the business as part of CPLP in the light of a range of considerations, including long-term strategic opportunities available to CPLP on a stand-alone basis, drop-down opportunities via CMTC and future access to capital, which had been limited in the recent past. The CPLP board further considered, taking into account the advice of Evercore and Stifel, the challenges of an asset sale, which would, among other things, expose CPLP to downside pricing risk given the average age of the vessels and associated capital expenditures.

DSS LP confirmed the terms of the June 10 Proposal in a written proposal delivered to CPLP on July 4, 2018 (the “July 4 Proposal”). The July 4 Proposal contemplated, among other things, updated NAV valuations, allocation of debt in the amount of  $315 million to CPLP’s tanker business, cash contribution of $10 million, contribution of working capital of  $4 million, an implied premium of 10.3% on the NAV of CPLP’s tanker business and the reimbursement of certain transaction expenses of CPLP.
On July 11, 2018, Mr. Kalogiratos informed the CPLP board of directors of the high-level terms that representatives of CMTC and CSM, the manager of CPLP, discussed with representatives of DSS LP in respect of the continued commercial and technical management of CPLP’s tankers that would be owned by the combined company after consummation of the proposed transaction and related consultancy arrangements.
On the same day, the CPLP board of directors met to evaluate the July 4 Proposal. Representatives of Evercore, Stifel and S&C participated in the meeting. At the meeting, the CPLP board of directors considered a range of matters, including, among other things, the following strategic alternatives potentially available to CPLP: continuing the tanker business as part of CPLP and an asset sale. With the assistance of representatives of Evercore and Stifel, the CPLP board reviewed the continuation of the tanker business under a range of scenarios compared with the prospects of the combined company and the remaining company if CPLP were to pursue a spin-merge transaction with DSS LP. In light of a range of considerations, including distributable cash flow, costs of capital and CPLP’s ability to conduct accretive drop-downs, the CPLP board was of the view that a transaction with DSS LP was more attractive than continuing the tanker business on a stand-alone basis. The CPLP board also determined, taking into account the advice of Evercore and Stifel, that a sale of the tanker fleet in bulk would be challenging given the limited universe of potential buyers and downside risk arising from the average age of the fleet, compared with the opportunity of blending the tanker fleet into a newly floated company at a premium to NAV with potentially more upside on the market values of the combined company and remaining company than on the market value of CPLP on a stand-alone basis. Subsequently, representatives of S&C reviewed the CPLP board of directors’ duties in connection with the consideration of DSS LP’s proposal and strategic alternatives.
At the meeting, the CPLP board of directors also discussed the negotiation of commercial arrangements among CMTC, CSM and DSS LP for the continued commercial and technical management by CSM of the CPLP tankers after consummation of the possible transaction and related consultancy arrangements, and mindful that conflicts of interest may arise as a result of this negotiation, resolved to form a special committee of independent directors to evaluate the possible transaction and strategic alternatives and that such committee would be comprised of Keith Forman, Dimitris Christacopoulos, Abel Rasterhoff, Eleni Tsoukala and Rory Hussey.
At the meeting, the CPLP board of directors further directed management and the advisers, under the supervision of the special committee, to develop and negotiate an indicative term sheet reflecting certain high-level terms of a potential combination transaction.
During the month of July 2018, negotiations between representatives of CPLP and DSS LP regarding the potential terms of a combination progressed. At the same time, discussions ensued between CSM, CPLP and DSS LP regarding commercial arrangements CSM might provide to the combined company after consummation of a possible transaction.
At the request of CPLP and DSS LP, representatives of Clarkson Valuations Limited conducted valuations of the crude and product tankers held by CPLP and DSS LP as at July 31, 2018.
On August 6, 2018, CPLP and DSS LP entered into a letter agreement containing a term sheet reflecting certain high-level terms of a potential transaction and potential commercial arrangements under which CSM would continue to provide commercial and technical management for the CPLP tankers that would be owned by the combined company after consummation of a possible transaction and provide consultancy services to the combined company. The term sheet was non-binding except for certain customary binding provisions, including with respect to exclusivity.
The non-binding term sheet contemplated, among other things, a spin-merge combination transaction in which the crude and product tanker business of CPLP would be contributed to the combined company together with $10 million of cash and $4 million of working capital and the contributed assets would be valued for purposes of the combination on an NAV basis (reflecting the allocation of  $315 million of debt to be refinanced by the combined company) plus an implied 10.3% premium for the benefit of CPLP’s unitholders (which would be no less than $23 million and no more than $25 million) and the business and operations of DSS LP would be contributed to the combined company and valued for purposes of the combination on an NAV basis. The term sheet also provided for the anticipated post-closing board structure of the entity that would result from the transaction.
In early August 2018, the special committee engaged Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to serve as its legal advisor.
On August 15, 2018, the special committee met with representatives of Fried Frank to discuss a process for selecting a financial advisor.
Thereafter, the special committee contacted and considered potential financial advisors.
On September 13, 2018, the special committee held a meeting attended by representatives of Fried Frank. At the meeting, the special committee discussed the on-going negotiations regarding the proposed transaction and the process undertaken to identify and select a financial advisor and the experience of DVB Corporate Finance (acting through DVB Capital Markets LLC, “DVBCF”) and their proposed fees for serving as financial advisor to the special committee. After discussion by the members of the special committee, representatives of DVBCF joined the meeting and discussed with the special committee their experience in the transportation sector, including shipping and their experience serving as financial advisors to special committees and summarized DVBCF and its affiliates’ prior relationships with CPLP, DSS LP and its limited partners. After the DVBCF representatives departed the meeting, the members of the special committee engaged in further discussion regarding DVBCF’s qualifications, the scope of their proposed engagement and their prior relationships and determined to engage DVBCF to serve as the special committee’s financial advisor, subject to negotiation of an acceptable engagement letter and a written confirmation of DVBCF and its affiliates’ prior relationships with CPLP, DSS LP and its limited partners.
On September 26, 2018, after negotiating the terms of engagement letter and receipt of written confirmation of DVBCF and its affiliates’ prior relationships with CPLP, DSS LP and its limited partners, the special committee executed an engagement letter, dated September 25, 2018, with DVBCF.
On October 2, 2018, the special committee held a meeting attended by representatives of Fried Frank and DVBCF. At the meeting, representatives of DVBCF discussed with the special committee the review of strategic alternatives potentially available to CPLP and the review of publicly available commercial and technical management arrangements that DVBCF would conduct and present to the special committee at a subsequent meeting. The special committee also discussed with representatives of Fried Frank and DVBCF the proposed terms of the combination transaction and the commercial arrangements between CSM and the combined company reflected in the term sheet.
On October 18, 2018, the special committee held a meeting attended at different points by a representative of DVBCF, a representative of Fried Frank and Mr. Kalogiratos. At the meeting, the representative of DVBCF reviewed with the special committee the proposed terms of the technical and commercial management and consultancy services arrangements between CSM and the combined company, the services to be performed by CSM and publicly available terms upon which such technical and commercial management services are provided by other managers. The representative of DVBCF also reviewed with the special committee other strategic alternatives potentially available to CPLP and the anticipated general and administrative expenses of CPLP after the possible transaction. In addition to the possible transaction with DSS LLP, the special committee reviewed with DVBCF the feasibility of the following potential strategic alternatives: continuing the tanker business as part of CPLP and seeking to raise additional equity capital, selling the tanker fleet piecemeal or as a combined asset, selling the entire CPLP business, converting CPLP to a C-corporation, seeking to raise additional indebtedness to be used for acquisitions and/or distributions to unitholders, combining CPLP’s tanker business with another company by means of a spin-off/merger transaction or a sale of CPLP for stock consideration. After considering the feasibility of these potential strategic alternatives, the special committee was of the view, taking into account the advice of DVBCF regarding the difficulty of raising equity capital, the limited buyer universe for the tanker fleet and CPLP, the increased risk that would result from incurring additional indebtedness and the likely high cost of any such indebtedness and the limited number of counterparties that would engage in a combination with the tanker business, that the possible transaction with DSS LP was the most attractive alternative available to CPLP and its unit holders. The special committee subsequently discussed with the representative of Fried Frank their duties in connection with the possible transaction and the proposed arrangements between CSM and the combined company. The special committee later discussed with Mr. Kalogiratos the services that would be provided by CSM to the combined company as well as the proposed terms for such services arrangement and the negotiations undertaken between CSM and DSS LP regarding such terms and CPLP’s anticipated general and administrative expenses, CPLP’s financial condition and prospects after the transaction as well as drop-down opportunities to CPLP from CMTC after consummation of the transaction. After considering the matters discussed with representatives of DVBCF and Fried Frank and with Mr. Kalogiratos, the special committee concluded that it was comfortable that the proposed terms of the technical and commercial management and consultancy services arrangements between CSM and the combined company were on an arm’s length basis and did not give rise to any loss of value to the CPLP public unitholders.
Through the end of November 2018, negotiations progressed and the parties exchanged drafts of the principal transaction documents.
CPLP’s management also engaged in discussions with CPLP’s lenders to seek their consent to a partial prepayment of CPLP’s existing indebtedness and the amendment of CPLP’s credit facilities in connection with a possible transaction. In addition, Mr. Kalogiratos approached representatives of CPLP’s Class B unitholders to negotiate, pursuant to the terms of confidentiality agreements, the redemption of all outstanding Class B Units conditional upon the closing of a possible transaction.
Key terms that were negotiated during that period included, among other things, the formula determining the pro forma ownership split of the combined company, lockbox arrangements, arrangements related to the combined company’s working capital, the impact of the sale by CPLP of one tanker to an unaffiliated third party on the economics of the transaction, committed financing, post-closing lock-up provisions and governance arrangements.
On November 8, 2018, the special committee met to review the terms of the potential transaction. Representatives of DVBCF and Fried Frank participated in the meeting. Representatives of S&C, Evercore and Stifel were invited to attend portions of the meeting. Representatives of Fried Frank reviewed the duties of the special committee. During the portions of the meeting that they attended, representatives of S&C discussed the material terms of the possible transaction, while representatives of Evercore and Stifel provided a financial review of the possible transaction.
On November 20, 2018, the special committee again met to review the terms of the possible transaction. Representatives of DVBCF and Fried Frank participated in the meeting. Mr. Kalogiratos and representatives of S&C, Evercore and Stifel were invited to attend portions of the meeting. During the portions of the meeting that they attended, Mr. Kalogiratos provided an update on the possible transaction, representatives of Stifel and Evercore presented a detailed financial review of the possible transaction and representatives of S&C provided an update to the special committee on the status and material terms of the possible transaction. Separately, the special committee received a detailed financial review of the possible transaction from representatives of DVBCF. The special committee also held discussions on the liquidity profile of the remaining CPLP container and drybulk business and on the strategic opportunities that would be available to the remaining company.
On November 26, 2018, all Class B unitholders signed redemption agreements, agreeing to be redeemed at 100% of the Class B Unit redemption value subject to the closing of the proposed transaction.
On November 27, 2018, the full CPLP board of directors met to review the proposed transaction. Representatives of Evercore and Stifel updated the board of directors on their financial review of the proposed transaction and S&C reviewed the material terms of the proposed transaction. Each of Evercore and Stifel rendered its oral opinion, each of which was subsequently confirmed by delivery of a written opinion, to the effect that, as of that date, and based upon and subject to the conditions set forth in each such written opinion, the transaction consideration (defined by reference to the proportion of the outstanding shares of the combined company to be owned by the record holders of CPLP’s units upon the consummation of the Transactions) was fair, from a financial point of view, to such record holders of CPLP’s units. Thereafter, the meeting of the full board of directors was recessed.

A meeting of the special committee was then convened at which a representative of DVBCF updated the special committee on their financial review of the proposed transaction and then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, to the effect that, as of that date, and based upon and subject to certain conditions set forth in such written opinion, the combined company’s common stock to be held by the record holders of CPLP units (as defined below), together with the common units and general partner units such holders will own in CPLP immediately after the consummation of the Transactions, was fair, from a financial point of view, to such holders, after giving effect to the Transactions. Representatives of Fried Frank reviewed the duties of the special committee.
Following these presentations and discussions, the special committee then unanimously determined that the Transaction Agreement, the ancillary agreements and the Transactions are in the best interests of CPLP and CPLP common unit holders (other than the general partner of CPLP and its affiliates), declared advisable the Transaction Agreement, the ancillary agreements and the Transactions, and recommended the approval of the Transaction Agreement, the ancillary agreements and the Transactions to the CPLP conflicts committee and the CPLP board of directors. The meeting of the special committee was then adjourned.
A meeting of the conflicts committee of CPLP, all of the members of which are also members of the special committee, was then convened. Upon the recommendation of the special committee, the conflicts committee of the CPLP board of directors unanimously granted special approval (as defined in the CPLP Limited Partnership Agreement) with respect to the Transaction Agreement, the management and services agreement and the other transaction documents and the Transactions. The meeting of the conflicts committee was then adjourned.
A meeting of the full board of directors of CPLP was then convened. Upon the recommendation of the special committee, and taking into account the special approval of the conflicts committee, the CPLP board of directors unanimously resolved that the Transaction Agreement, the ancillary agreements and the Transactions are fair to and in the best interests of CPLP and CPLP’s common unitholders (other than the general partner of CPLP and its affiliates), accepted the recommendation by the special committee and the special approval of the conflicts committee and approved, adopted and declared advisable the Transaction Agreement, the ancillary agreements and the Transactions.
On November 27, 2018, CPLP and DSS LP publicly announced the Transactions.
CPLP’s Reasons for the Transactions
CPLP’s Special Committee
On July 11, 2018, the CPLP board of directors, mindful that potential conflicts of interests may arise or exist as a result of the commercial services proposed to be provided by CSM to the combined company, determined that it was advisable to and in the best interests of the holders of CPLP common units to establish a special committee consisting only of independent and disinterested directors to consider, negotiate and review a possible combination with DSS LP and strategic alternatives.
The CPLP board of directors delegated full power and authority to the special committee to, among other things and to the extent the special committee deemed it appropriate, (1) consider, review, evaluate and, if the special committee deemed it appropriate, oversee the negotiations of the terms and conditions of the possible transaction, including its price, structure, form or any alternative thereto and the form, terms, and condition of any definitive agreements in connection therewith; (2) identify, consider, review and evaluate alternatives to the possible transaction available to CPLP; (3) determine whether the possible transaction is advisable, fair and reasonable to, and in the best interests of, CPLP and its common unitholders; (4) report to the CPLP board of directors and recommend to the CPLP board of directors what action, if any, should be taken by CPLP with respect to the possible transaction; (5) obtain any necessary or desirable advice, assistance and opinions from financial advisors or other advisors, consultants and agents; (6) reject the possible transaction; and (7) determine whether the CPLP board of directors should seek special approval (as defined in the CPLP Limited Partnership Agreement) with respect to the possible transaction and recommend to the conflicts committee of the CPLP board of directors whether to approve the possible transaction by special approval.

In deciding to recommend the Transactions, the special committee, in consultation with CPLP management and the financial and legal advisors of the special committee and CPLP, considered, and in deciding to approve the Transactions, the CPLP board of directors considered, in consultation with management and the financial and legal advisors of CPLP, among other things, the potential strategic benefits to be achieved by combining CPLP’s crude and product tanker business with DSS LP’s business and operations relative to CPLP’s prospects on a standalone basis and strategic alternatives, the expected financial benefits of the Transactions and the terms of the Transactions and the Transaction Documents, as well as potential risks and negative considerations associated with the Transactions.
Factors Supporting the Transactions
CPLP’s special committee considered the following factors, among others, as supporting its decision to recommend approval of the Transactions to the full CPLP board of directors, and the full CPLP board of directors considered the following factors, among others, as supporting its decision to approve the Transactions:
Strategic and Financial Benefits
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Prospects of the Combined Company:

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Subject to any disposition of vessels to the extent permitted by the Transaction Agreement, the combined company’s asset portfolio will consist of 68 high-quality tankers, with an average age of 8.8 years, including 52 product tankers and 16 crude tankers, positioning the new public company to capitalize on trends in the tanker charter and asset markets on a greater scale than CPLP would be able to on a standalone basis.

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The combined company is expected to be the third-largest publicly traded product tanker operator and the fifth largest public tanker company worldwide, each measured by dwt.

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The combined company is expected to be appropriately capitalized, with post-close net debt to fleet value of approximately 50% and total liquidity in excess of  $90 million.

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DSS LP’s management team, which has a long track record of successful acquisitions and deployment of tankers, will be the initial management team of the combined company. Mr. Craig H. Stevenson, Jr., who will be the initial Chief Executive Officer of the combined company, has over 40 years of experience in the shipping industry and previously served as the Chief Executive Officer of OMI, a NYSE-listed tanker company, from 1998 through 2007. DSS LP’s Chief Operating Officer, Sanjay Sukhrani, who will be the initial Chief Operating Officer of the combined company, has over 30 years of experience in the industry.

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Scale, modest debt leverage relative to peers and strong leadership are expected to establish the foundation for the combined company to manage the fleet more profitably and for the share price of the combined company to trade at levels that are closer to net asset value, in line with key comparable companies.

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Benefits of Divestitures for CPLP:

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At times, CPLP’s cash flow generation capacity and stability have been impacted by weaknesses in the crude and product tanker market, and charterers’ limited appetite to enter into medium- to long-term charters, which are structurally important for MLPs such as CPLP. As a result, certain of CPLP’s tanker vessels have been trading on shorter-term charters, which has created more volatility in CPLP’s cash flows and which may have adversely impacted the trading performance of its common units. Short-term time charters create variability and uncertainty of distributable cash flows for CPLP.

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CPLP’s tanker assets are of an average age of 9.7 years, which is expected to increasingly impair CPLP’s ability to procure the long-term multi-year charters required by CPLP’s MLP structure. In addition, certain capital expenditure requirements from 2020 and 2021 associated with new environmental regulations could adversely affect the ability of CPLP to pay its MLP-required distributions on its common units as per its cash distribution policy and objectives.
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CPLP’s crude and product tankers are expected to be a better fit in a company that predominantly deploys its vessels in the spot or voyage market with significantly greater scale than CPLP.

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The special committee and the CPLP board of directors consider that the Transactions, which involve the divestiture of the full fleet en bloc at a premium to NAV to a larger, dedicated tanker company which is expected to have a greater ability to capitalize on an improving tanker charter market and asset values, are more favorable to CPLP unitholders than other strategic alternatives available to CPLP. If the benefits of the Transactions are realized, they are expected to result in an uplift in value for CPLP unitholders as the sum-of-the-parts value is anticipated to exceed CPLP’s standalone market value.

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Benefits of the Transactions for the Remaining CPLP:

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The Transactions are expected to reshape CPLP’s remaining asset base towards medium- to long-term charters and support CPLP’s efforts to achieve greater predictability of cash flow and facilitate the implementation of its quarterly cash distribution program in line with its master limited partnership structure.

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Following the Transactions, CPLP is expected to keep a focused, modern fleet with a weighted average fleet age of 6.7 years and attractive long-term charters with an average remaining duration of more than five years. Most of CPLP’s container and drybulk vessels are chartered under medium- to long-term charters to large charterers.

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CPLP’s remaining business has the potential to generate attractive free cash flow to further de-lever its balance sheet, pay distributions and/or engage in growth investments.

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CPLP has a range of dropdown opportunities from CMTC to grow CPLP’s asset base. In addition, the Transactions will not preclude other potential strategic transactions with third parties in the future and could potentially enhance the ability to pursue such transactions.

Transaction Terms
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CPLP’s unitholders will receive shares in the combined company determined on an NAV-for-NAV basis plus an implied premium of 10.3% with a collar on the premium in the range of  $23 million to $25 million as at the relevant valuation date.

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The special committee concluded, after taking into account the advice of DVBCF, that the terms of the technical and commercial management and consultancy services arrangements between CSM and the combined company were on an arm’s length basis and did not give rise to a loss of value to the CPLP public unitholders.

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CPLP has secured the consent of the holders of its Class B Units to redeem these units at 100% of their redemption value conditional upon the closing of the Transactions.

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Each of Evercore and Stifel delivered opinions to the CPLP board of directors that the transaction consideration (defined by reference to the proportion of the outstanding shares of Diamond S common stock to be owned by the record holders of CPLP units upon the consummation of the Transactions) was fair, from a financial point of view, to such record holders, as more fully described in the section of this information statement entitled “The Transactions — Opinions of Evercore and Stifel.”

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DVBCF delivered an opinion to the special committee to the effect that the approximately 33.1% of the Diamond S common stock and 100% of the outstanding common units and general partner units of CPLP that will be held by the holders of CPLP common units and general partnership units immediately after the consummation of the Transactions was fair, from a financial point of view, to such holders, as more fully described in the section of this information statement entitled “The Transactions — Opinion of DVBCF.”
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The Transactions do not require regulatory approvals other than the Commission declaring effective the Form 10 of which this information statement forms a part.

Potential Risks and Negative Considerations
Each of the special committee and the CPLP board of directors also considered, among other things, the following potential risks and other potentially negative considerations associated with the Transactions, but determined that the benefits of the Transactions substantially outweighed such risks and other considerations:
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the risk that, while current tanker rates have risen, the combined company’s near-term earnings and liquidity may be challenged at a lower point in the next cycle due to lower tanker charter rates;

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the possibility that increased ability to manage a larger scale fleet and related benefits fail to materialize in whole or part;

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the fact that the combined company’s shareholding will initially be concentrated, with a limited number of major shareholders, which could potentially impact the trading price of the combined company’s shares in the near- to medium-term or if some shareholders choose not to invest in the combined company due to its shareholder base;

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the potential downward pressure on the share price of the combined company that may result if DSS LP’s equity owners who are not subject to transfer restrictions (or upon the expiration thereof) seek to sell their shares following the consummation of the Transactions;

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the fact that WLR, First Reserve and CMTC and their respective affiliates will have the ongoing right, subject to certain conditions and limitations, to appoint directors on the combined company’s board of directors, as more fully described in the section entitled “Certain Relationships and Related Person Transactions”;

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the risk that committed financing arranged by DSS LP may not be sufficient to fund the Transactions inasmuch as the maximum amount of available financing is limited to 65% of the fair value of the vessels to be pledged as collateral thereunder;

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the reduction in distributions to holders of CPLP common units as a result of its reduced asset base and loss of opportunities from the tanker business, with the special committee and the CPLP board of directors noting the fact that Diamond S’s future potential dividend payments would be at the sole discretion of its board of directors;

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the fact that while general and administrative expenses are anticipated to stay flat, these expenses as a whole will be more significant for the remaining CPLP following the Transactions given its smaller size;

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the small size and market value of CPLP following completion of the Transactions relative to comparable companies, which may affect trading liquidity and access to capital markets;

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the potential for increased cash flow variability of CPLP following completion of the Transactions, as CPLP will possess a smaller and less diverse fleet with a more concentrated customer base in comparison to the current company and several material charters will terminate in the coming years;

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the significant one-time costs expected to be incurred by CPLP in connection with the Transactions, only part of which will be reimbursable by the combined company, and the funding of part of the working capital of the tanker business to be contributed by CPLP to the combined company;

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the absence of an indemnity from DSS LP for breaches of its representations and warranties (if they were to occur); and

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the other risks described under the section entitled “Risk Factors — Risks Related to the Transactions” in this information statement.

The foregoing discussion of the information and factors considered by the special committee and the full CPLP board of directors is not exhaustive, but includes the material factors considered by the special committee and the full CPLP board of directors, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by each of the special committee and the full CPLP board of directors in connection with its evaluation of the Transactions and the complexity of these matters, neither the special committee nor the full CPLP board of directors was asked to, nor did any of them attempt to, quantify, rank or otherwise assign relative weights to the specific factors that they considered in reaching their decisions. Rather, the special committee based its recommendation, and the full CPLP board of directors based its decision to approve, the Transactions on the totality of the information presented to and considered by each of them. Each of the special committee and the full CPLP board of directors evaluated the factors described above with the assistance of CPLP’s management and the legal and financial advisors of the special committee and CPLP. In considering the factors described above, individual members of the special committee and the full CPLP board of directors gave different weights to other or different factors.
This explanation of the factors considered by each of the special committee and the full CPLP board of directors is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this information statement entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors — Risks Related to the Transactions” in this information statement.
After careful consideration, the special committee unanimously determined that the Transaction Agreement, ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions are in the best interests of CPLP and CPLP common unit holders (other than the general partner of CPLP and its affiliates), declared advisable the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions, and recommended the approval of the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions to the CPLP conflicts committee and the CPLP board of directors.
CPLP Conflicts Committee
The CPLP conflicts committee consists of four independent directors: Keith Forman, Dimitris Christacopoulos, Abel Rasterhoff and Rory Hussey, each of whom the CPLP board of directors determined satisfied the independence and other requirements set forth in the CPLP Limited Partnership Agreement to serve as a member of its conflicts committee and each of whom is a member of the special committee.
The CPLP conflicts committee generally reviews specific matters that the CPLP board of directors believes may involve a potential conflict of interest between the CPLP GP or any of its affiliates, on the one hand, and CPLP or any CPLP partners, on the other hand. Pursuant to the terms of the CPLP Limited Partnership Agreement, any matter approved by a majority of the conflicts committee (such approval is referred to as a special approval in CPLP Limited Partnership Agreement) is permitted and deemed approved by all of the CPLP partners, and will not constitute a breach of the CPLP Limited Partnership Agreement or a breach by CPLP’s directors, the CPLP GP or its affiliates of any duties any of them may owe to CPLP or the CPLP unitholders.
Based on the special committee’s analysis, conclusions and unanimous determination that the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions are in the best interests of CPLP and CPLP common unit holders (other than the general partner of CPLP and its affiliates) and the special committee’s unanimous recommendation that the conflicts committee approve the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions and the participation and membership on the special committee of the members of the conflict committee, CPLP’s conflicts committee determined unanimously to grant special approval with respect to the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the other transaction documents and the Transactions.
CPLP Board of Directors
The CPLP board of directors consists of five independent directors, Keith Forman, Dimitris Christacopoulos, Abel Rasterhoff, Eleni Tsoukala and Rory Hussey, and two representatives of the general partner, Mr. Kalogiratos and Gurpal Grewal.
In its determination, the CPLP board of directors considered the factors listed above and the following:
•
the special committee’s analysis, conclusions and unanimous determination that the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions are in the best interests of CPLP and CPLP common unit holders (other than the general partner of CPLP and its affiliates) and the special committee’s unanimous recommendation that the conflicts committee and the CPLP board of directors approve the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions;

•
the special approval granted by CPLP’s conflicts committee with respect to the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the other transaction documents and the Transactions; and

•
the fact that each of the special committee and the conflicts committee is comprised solely of independent and disinterested directors and the fact that, other than their receipt of board of directors and committee fees, members of each of the special committee and the conflicts committee do not have material interests in the Transactions that are different from, or in addition to, those of CPLP and the holders of CPLP common units (other than the general partner and its affiliates).

Upon the recommendation of the special committee, and taking into account the special approval of the conflicts committee, the CPLP board of directors unanimously resolved that the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions are fair to and in the best interests of CPLP and CPLP’s common unitholders (other than the general partner of CPLP and its affiliates), accepted the recommendation by the special committee and the special approval of the conflicts committee and approved, adopted and declared advisable the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the combined company) and the Transactions.
Certain Unaudited Financial Projections
In connection with its consideration of the potential combination of CPLP’s crude and tanker business with the business and operations of DSS LP, the CPLP board of directors was provided with non-public financial projections for the years ending December 31, 2019 through December 31, 2023, including:
•
financial projections prepared by management of CPLP with respect to CPLP’s business on a stand-alone basis (the “CPLP Financial Projections”);

•
financial projections prepared by management of CPLP with respect to CPLP’s product and crude tanker business (the “Athena Financial Projections”);

•
financial projections prepared by management of CPLP with respect to CPLP’s container and drybulk business (the “ContainerCo Financial Projections”); and

•
financial projections with respect to Diamond S that were compiled on the basis of certain non-public financial projections provided by management of DSS LP with respect to DSS LP’s business and operations and the Athena Financial Projections (the “Diamond S Financial Projections” and together with the CPLP Financial Projections, the Athena Financial Projections and the ContainerCo Financial Projections, the “Financial Projections”).

The Financial Projections also were provided to CPLP’s financial advisors, Evercore and Stifel, and the special committee’s financial advisor, DVBCF, in connection with the preparation of their respective opinions. As described further under “— Opinions of Evercore and Stifel” and “— Opinion of DVBCF,” while each of Evercore, Stifel and DVBCF assumed and relied upon certain non-public projected financial data relating to CPLP, CPLP’s product and crude tanker business and DSS LP, including the Financial Projections (but neither Evercore nor Stifel assumed or relied upon the ContainerCo Financial Projections in connection with the preparation of their respective financial opinions), for purposes of their respective financial opinions, neither Evercore, nor Stifel nor DVBCF expressed a view or opinion as to the Financial Projections or the assumptions on which they were based.
The Financial Projections are included in this information statement solely to give CPLP common unit holders access to certain information that was made available in connection with the CPLP board of directors’ consideration of the Transactions, and are not included in this information statement to influence any CPLP common unit holders or Diamond S shareholders to make any investment decision or for any other purpose. In particular, these projections are not, and should not be viewed as, public guidance or even targets.
The Financial Projections were not prepared with a view towards public disclosure, nor were they prepared in compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent registered public accounting firm of CPLP or DSS LP nor any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the independent accounting firm of each of CPLP and DSS LP assumes no responsibility for, and disclaims any association with, the unaudited Financial Projections. The reports of the independent registered public accounting firm contained in the audited combined carve-out financial statements of Athena, the audited financial statements of Athena SpinCo and the audited consolidated financial statements of DSS Holdings L.P. included in this information statement relate to the historical combined carve-out financial information of Athena, the historical financial information of Athena SpinCo and the historical financial information of DSS LP, respectively. These reports do not extend to the unaudited Financial Projections and should not be read to do so.
The Financial Projections:
•
were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to CPLP, CPLP’s crude and product tanker business, CPLP’s container and drybulk business and Diamond S, respectively, including, among other things, time charter rates, re-charter/spot rates, utilization rates for vessels on spot and time charters, off-hire days, operating expenses per day rates, general and administrative expenses, general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the control of the businesses and may not be realized;

•
do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, or the effect of any failure of the Transactions to occur;

•
are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Financial Projections; and

•
are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Financial Projections will be achieved.

The Financial Projections are not a guarantee of future actual performance. The future financial results of CPLP, CPLP’s crude and product tanker business, CPLP’s container and drybulk business and Diamond S, respectively, may differ materially from those expressed in the Financial Projections due to factors that are beyond the ability of the businesses to control or predict.
Although the Financial Projections were prepared with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature becomes less predictive with each successive period. Please refer to the section entitled “Cautionary Statement on Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Please also see the factors described in the section of this information statement entitled “Risk Factors.”
None of CPLP or Diamond S or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the Financial Projections otherwise would not be realized.
Each of EBITDA and unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. CPLP management provided this information to the CPLP board of directors and Evercore, Stifel and DVBCF because CPLP management believed it could be useful in evaluating the respective businesses. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used may not be comparable to similarly titled amounts used by other companies.
For the foregoing reasons, the inclusion of the Financial Projections in this information statement should not be regarded as an indication that CPLP, Diamond S or their respective affiliates or representatives considered or consider the Financial Projections to be predictive of actual future events, and the Financial Projections should not be relied upon as such. In light of the foregoing factors and the uncertainties inherent in financial projections, no undue reliance should be placed on these projections.
The CPLP Financial Projections
CPLP management prepared non-public financial projections with respect to CPLP’s business on a stand-alone basis. These projections do not give pro forma effect to the Transactions. The following is a summary of the CPLP Financial Projections, with all numbers in thousands of U.S. Dollars:
	For the year ended December 31,
	2019E	2020E	2021E	2022E	2023E
EBITDA(1)	$146,500	$184,800	$178,800	$150,700	$133,600
Unlevered Free Cash Flow(2)	117,000	161,500	151,400	142,000	120,600

(1)
Calculated as earnings before interest, tax, depreciation and amortization.

(2)
Means EBITDA less drydock expenses (including upgrades and related expenditures in respect of ballast water treatment systems) and scrubber equipment and installation costs.

The Athena Financial Projections
CPLP management prepared non-public financial projections with respect to CPLP’s crude and product tanker business. These projections do not give pro forma effect to the Transactions. The following is a summary of the Athena Financial Projections, with all numbers in thousands of U.S. dollars:
	For the year ended December 31,
	2019E	2020E	2021E	2022E	2023E
EBITDA(1)	$69,100	$81,500	$76,100	$57,000	$51,500
Unlevered Free Cash Flow(2)	67,100	78,500	51,600	50,500	38,500

(1)
Calculated as earnings before interest, tax, depreciation and amortization.

(2)
Means EBITDA less drydock expenses (including upgrades and related expenditures in respect of ballast water treatment systems).

The ContainerCo Financial Projections
CPLP management prepared non-public financial projections with respect to CPLP’s remaining container and drybulk business. These projections do not give pro forma effect to the Transactions. The following is a summary of the ContainerCo Financial Projections, with all numbers in thousands of U.S. dollars:
	For the year ended December 31,
	2019E	2020E	2021E	2022E	2023E
EBITDA(1)	$73,193	$94,384	$92,745	$82,875	$73,980
Unlevered Free Cash Flow(2)	54,243	76,288	89,945	80,675	73,980

(1)
Calculated as earnings before interest, tax, depreciation and amortization.

(2)
Means EBITDA less drydock expenses (including upgrades and related expenditures in respect of ballast water treatment systems) and scrubber equipment and installation costs.

The Diamond S Financial Projections
The CPLP board of directors was provided with non-public financial projections with respect to Diamond S compiled on the basis described above. The following is a summary of the Diamond S Financial Projections, with all numbers in thousands of U.S. dollars:
	For the year ended December 31,
	2019E	2020E	2021E	2022E	2023E
Combined EBITDA(1)	$210,500	$274,100	$263,800	$185,600	$171,400
Adjusted Combined EBITDA(2)	214,000	277,500	267,300	189,200	175,000
Unlevered Free Cash Flow(3)	189,300	269,200	227,200	155,000	142,500

(1)
Means the sum of EBITDA of CPLP’s crude and product tanker business and EBITDA of DSS LP’s business and operations.

(2)
Means Combined EBITDA plus legacy general and administrative expenses of CPLP’s crude and product tanker business less Diamond S’s public company general and administrative expenses.

(3)
Means Adjusted Combined EBITDA less drydock expenses (including upgrades and related expenditures in respect of ballast water treatment systems) of CPLP’s crude and product tanker business and Diamond S.

Opinions of Evercore and Stifel
The board of directors of CPLP engaged Evercore and Stifel (together, the “Financial Advisors”) to act as their financial advisors in connection with the Transactions contemplated by the Transaction Agreement. As part of those engagements, the CPLP board of directors requested that each of the Financial Advisors pass upon the fairness, from a financial point of view, to the Record Holders (as such term is defined in the Transaction Agreement) of the Transaction Consideration (as hereinafter defined) to be received by such Record Holders in the Transaction pursuant to the Transaction Agreement. For purposes of such analyses, “Transaction Consideration” was defined to mean the percentage of the outstanding shares of Diamond S common stock, $0.001 par value per share, of Diamond S Shipping Inc. (the “Company”) equal to one minus a fraction, the numerator of which would be the Share Number (as such term is defined in the Transaction Agreement) and the denominator of which would be the total number of shares of Diamond S common stock outstanding as of immediately after the consummation of the Transactions. On November 27, 2018, the Financial Advisors delivered to the CPLP board of directors their respective written opinions dated the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in such written opinions, the Transaction Consideration to be received by the Record Holders in the Transactions pursuant to the Transaction Agreement was fair to such Record Holders, from a financial point of view.
The full text of the Financial Advisors’ respective written opinions, dated November 27, 2018, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by such Financial Advisors in delivering their respective opinions, is attached as Annex B to this information statement and are incorporated herein by reference in their entirety. The Financial Advisors’ respective opinions do not constitute recommendations to the CPLP board of directors or to any other persons in respect of the Transactions contemplated by the Transaction Agreement, including as to how any equity-holder of CPLP should vote or act with respect to the Transactions or any other matter. CPLP encourages you to read the Financial Advisors’ respective opinions carefully and in their entirety.
The Financial Advisors’ opinions were provided for the information and benefit of the CPLP board of directors and were delivered to the CPLP board of directors in connection with its evaluation of whether the Transaction Consideration to be received by the Record Holders in the Transactions pursuant to the Transaction Agreement was fair to such Record Holders, from a financial point of view, and did not address any other aspects or implications of the Transactions contemplated by the Transaction Agreement. The Financial Advisors have consented to the inclusion of this summary in this information statement and the attachment of the full text of their respective opinions as Annex B.
The Financial Advisors’ opinions necessarily were based upon information made available to the Financial Advisors as of November 27, 2018, and financial, economic, market and other conditions as they existed and could be evaluated on that date. The Financial Advisors have no obligation to update, revise or reaffirm their respective opinions based on subsequent developments. The Financial Advisors’ opinions did not express any opinion as to the price at which the equity interests of CPLP or the Company would trade at any time.
The following is a summary of the Financial Advisors’ opinions. CPLP encourages you to read carefully, in its entirety, the text of the Financial Advisors’ respective opinions, which are attached as Annex B to this information statement.
In connection with rendering their respective opinions, the Financial Advisors, among other things:
i.
reviewed certain publicly available business and financial information relating to CPLP, including the SpinCo Assets (as such term is defined in the Transaction Agreement) and the SpinCo Liabilities (as such term is defined in the Transaction Agreement) (the SpinCo Assets and the SpinCo Liabilities, collectively, “TankerCo”), that each of the Financial Advisors deemed to be relevant, including publicly available research analysts’ estimates;

ii.
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to CPLP, including TankerCo, and Diamond S Shipping Group Inc. (“Diamond”) prepared and furnished to the Financial Advisors by management of CPLP;

iii.
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Diamond prepared and furnished to each of the Financial Advisors by management of Diamond, as approved for use by the Financial Advisors by CPLP;

iv.
reviewed certain non-public projected financial data relating to CPLP, to TankerCo and to the Company (on a pro forma basis after giving effect to the Transactions), prepared and furnished to the Financial Advisors by management of CPLP;

v.
reviewed certain non-public projected financial data relating to the Company (on a pro forma basis after giving effect to the Transactions), prepared and furnished to each of the Financial Advisors by management of Diamond, as approved for use by the Financial Advisors by CPLP;

vi.
reviewed certain non-public historical and projected operating data relating to CPLP, to TankerCo and to the Company (on a pro forma basis after giving effect to the Transactions), prepared and furnished to each of the Financial Advisors by management of CPLP;

vii.
reviewed certain non-public historical and projected operating data relating to the Company (on a pro forma basis after giving effect to the Transactions), prepared and furnished to each of the Financial Advisors by management of Diamond, as approved for use by the Financial Advisors by CPLP;

viii.
reviewed the reported prices and the historical trading activity of the common units representing limited partnership interests of CPLP (the “CPLP units”);

ix
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of CPLP, TankerCo and the Company (on a pro forma basis after giving effect to the Transactions) with management of CPLP (including their views on the risks and uncertainties of achieving the respective projections described in clauses (4) and (6) above);

x.
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of the Company (on a pro forma basis after giving effect to the Transactions) with management of Diamond (including their views on the risks and uncertainties of achieving the respective projections described in clauses (5) and (7) above);

xi.
reviewed certain third-party charter-free and charter-attached vessel appraisals of CPLP, including the SpinCo Assets, as provided to each of the Financial Advisors by management of CPLP;

xii.
reviewed certain third-party charter-free and charter-attached appraisals of Diamond, as provided to each of the Financial Advisors by management of Diamond;

xiii.
compared the historical and projected financial performance of TankerCo and the projected financial performance of the Company (on a pro forma basis after giving effect to the Transactions) and the related valuation multiples of each with those of certain other publicly traded companies that each of the Financial Advisors deemed to be relevant;

xiv.
compared the implied premium of TankerCo from the proposed Transaction with those of certain other transactions that each of the Financial Advisors deemed to be relevant;

xv.
reviewed drafts of the Transaction Agreement and the Transitional Agreements (as such term is defined in the Transaction Agreement), each dated November 24, 2018, which the Financial Advisors assumed were in substantially final form and from which the Financial Advisors assumed the final forms would not vary in any respect material to their analyses; and

xvi.
performed such other analyses and examinations and considered such other factors that each of the Financial Advisors deemed to be appropriate.

For purposes of their analyses and opinions, the Financial Advisors assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by the Financial Advisors, and the Financial Advisors assumed no liability therefor. With respect to the projected financial and operating data relating to CPLP, TankerCo and the Company referred to above, each of the Financial Advisors assumed, with the consent of CPLP, that they have been reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of management of CPLP and Diamond, as applicable. The Financial Advisors expressed no view as to any projected financial or operating data relating to CPLP, TankerCo or the Company or the assumptions on which they are based. Each of the Financial Advisors relied, at the direction of CPLP, without independent verification, upon the assessments of the management of each of CPLP and Diamond, as applicable, as to the future financial and operational performance of CPLP, TankerCo and the Company (both on an individual and combined basis), including, but not limited to, charter revenues, commissions, operating expenses, administrative expenses, voyage fees and expenses. The Financial Advisors also relied, at the direction of CPLP, without independent verification, upon the third-party charter-free and charter-attached vessel appraisals of CPLP and the charter-free and third-party charter-attached appraisals of Diamond as provided to each of the Financial Advisors by management of CPLP and Diamond, as applicable. The Financial Advisors assumed that the terms of the time charter agreements were valid and would remain in full force and effect for the term provided therein and that all charterer’s obligations would be performed for both CPLP and Diamond in accordance with their respective terms.
For purposes of rendering their respective opinions, the Financial Advisors assumed, in all respects material to their analyses, that the representations and warranties of each party contained in the Transaction Agreement and the Transitional Agreements were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Transaction Agreement and the Transitional Agreements and that all conditions to the consummation of the Transactions would be satisfied without material waiver or modification thereof. The Financial Advisors further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on CPLP or the consummation of the Transactions or materially reduce the benefits of the Transactions to the Record Holders.
The Financial Advisors did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities of CPLP or Diamond, nor did they evaluate the solvency or fair value of CPLP or Diamond under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. The respective opinions of the Financial Advisors were necessarily based upon information made available to them as of November 27, 2018 and financial, economic, market and other conditions as they existed and as could have been evaluated on November 27, 2018. It should be understood that subsequent developments may affect such opinions and that the Financial Advisors do not have any obligation to update, revise or reaffirm their respective opinions.
The Financial Advisors were not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the Record Holders, from a financial point of view, of the Transaction Consideration. The Financial Advisors did not express any view on, and their opinions did not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of CPLP, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CPLP, or any class of such persons, whether relative to the Transaction Consideration or otherwise. The Financial Advisors did not express any view on, and their opinions did not address, the proceeds to be received by the manager of CPLP in connection with any commercial, management, consulting or similar agreement entered into (or contemplated to be entered into) by such manager and Diamond (or any affiliate thereof) in connection with the Transactions. The Financial Advisors assumed that the Transactions would be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to their analyses. The respective opinions of the Financial Advisors did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to CPLP, nor did they address the underlying business decision of CPLP to engage in the Transactions. In arriving at their respective opinions, the Financial Advisors were not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving CPLP. The fairness opinions delivered by the Financial Advisors did not constitute a recommendation to the CPLP board of directors or to any other persons in respect of the Transactions. The Financial Advisors expressed no opinion in their respective opinions as to the prices, trading range or volume at which CPLP’s securities would trade following public announcement or consummation of the Transactions. The Financial Advisors are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by CPLP and its advisors with respect to legal, regulatory, accounting and tax matters. Each of the Financial Advisors also disclaimed any responsibility or liability for any fairness opinion or other advice provided by any other financial advisor retained by CPLP or the CPLP board of directors or any committee thereof.
Pursuant to the terms of Evercore’s engagement letter dated September 21, 2018, CPLP has agreed to pay Evercore a success fee in an amount equal to $2,500,000, which shall be payable upon the consummation of the Transactions. In addition, CPLP has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement, which Evercore estimates to be no greater than $147,500. During the two years prior to November 27, 2018, in connection with the advisory services it provided to committees of the CPLP board of directors, Evercore received aggregate fees in an amount equal to $125,000 and approximately $50,000 of related reimbursements of legal fees, expenses and disbursements.
Pursuant to the terms of Stifel’s engagement letter dated October 1, 2018, CPLP has agreed to pay Stifel a success fee in an amount equal to $2,750,000, which shall be payable upon the consummation of the Transactions. In addition, CPLP has agreed to reimburse Stifel for its reasonable out-of-pocket expenses (including expenses related to document and presentation materials, travel, external database and communications services, an online data room, courier and delivery services and the fees and expenses of outside legal counsel) incurred in connection with its engagement, which Stifel estimates to be no greater than $130,100.
In the two years prior to November 27, 2018, Stifel agreed to act as financial advisor to CPLP in connection with a contemplated preferred equity offering in 2017 that was not consummated and for which no compensation was received.
During the two-year period prior to November 27, 2018, no relationship otherwise existed between any of the Financial Advisors or their affiliates and Diamond pursuant to which compensation was received by such Financial Advisors or their affiliates as a result of such a relationship.
Each of the Financial Advisors may provide financial or other services to CPLP, Diamond and/or their respective equity-holders and affiliates in the future, and in connection with any such services, such Financial Advisor may receive compensation. In the ordinary course of their businesses, the Financial Advisors and their affiliates may actively trade the securities, or related derivative securities or financial instruments, of CPLP, Diamond and their respective affiliates, for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities or instruments.
Summary of Material Financial Analyses
In rendering their opinions, the Financial Advisors performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying the Financial Advisors’ respective opinions or the joint presentation made by the Financial Advisors to the CPLP board of directors, but is a summary of the material analyses jointly presented by the Financial Advisors to the CPLP board of directors at its November 27, 2018 meeting. Such presentation to the CPLP board of directors was supplemented by the Financial Advisors’ oral discussion, the nature and substance of which may not be fully described herein.
The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. The Financial Advisors believe that the financial analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying the opinions. Also, no company included in the comparative analyses described below is identical to CPLP or the Company and no transaction is identical to the Transactions. Accordingly, an analysis of selected companies or selected transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of CPLP or the Company and the companies to which they were compared. In arriving at their respective opinions, each of the Financial Advisors did not attribute any particular weight to any analysis or factor that it considered. Rather, each of the Financial Advisors made qualitative judgments as to the significance and relevance of each analysis and factor. None of the Financial Advisors formed an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, each of the Financial Advisors made its determination as to the fairness of the Transaction Consideration to be received by the Record Holders in the Transactions pursuant to the Transaction Agreement, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all the analyses taken as a whole.
In performing their analyses, the Financial Advisors also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CPLP, Diamond, the Company and the Financial Advisors. The analyses performed by the Financial Advisors are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, the Financial Advisors’ analyses do not necessarily reflect the value of Diamond S common stock or the CPLP units or the prices at which such securities may be sold at any time.
Summary of Material Financial Analyses
The following is a brief summary of the material financial and comparative analyses that the Financial Advisors deemed to be appropriate for this type of transaction and that were reviewed with the CPLP board of directors in connection with delivering their respective opinions:
•
Discounted Cash Flow Analyses;

•
Selected Precedent Transaction Analyses; and

•
Selected Publicly Traded Companies Analyses.

The summary of the Financial Advisors’ financial analyses described below is not a complete description of the analyses underlying their opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.
Discounted Cash Flow Analyses
The Financial Advisors performed a discounted cash flow analysis of TankerCo to calculate the estimated present value as of December 31, 2018 of the standalone unlevered free cash flows that TankerCo was projected to generate from January 1, 2019 through December 31, 2023. The assumptions underlying the Financial Advisors’ analyses reflected the professional judgment of the Financial Advisors given the nature of TankerCo and its business and the industry in which it operates and included (1) projected EBITDA and dry dock expenditures through December 31, 2023, as provided by management of CPLP, (2) a terminal value based on (x) an exit multiple of between 5.5x and 7.0x EBITDA and (y) a perpetuity growth rate between 1.0% and 2.0%, (3) no taxes paid during the projection period and (4) replacement capital expenditures being assumed to be equivalent to annual depreciation and amortization across the fleet, based on the charter free appraisal value and salvage value provided by management of CPLP and an assumed twenty-five-year useful life. Cash flows calculated in accordance with the foregoing assumptions and the terminal value were then discounted to present value using a midpoint discount rate of 9.5% based upon the weighted average cost of capital of TankerCo and calculated using the capital asset pricing model.

On this basis, a range of equity values for TankerCo was then calculated. Using the EBITDA exit multiple methodology, the Financial Advisors determined that the implied equity value of TankerCo was between approximately $109.7 million and approximately $172.3 million. Using the perpetuity growth rate value methodology, the Financial Advisors determined that the implied equity value of TankerCo was between approximately $62.3 million and approximately $112.5 million.
The Financial Advisors also performed a discounted cash flow analysis of the Company to calculate the estimated present value as of December 31, 2018 of the standalone unlevered free cash flows that the Company was projected to generate from January 1, 2019 through December 31, 2023. The assumptions underlying the Financial Advisors’ analyses reflected the professional judgment of the Financial Advisors given the nature of the Company and its contemplated business and the industry in which it would operate and included (1) projected EBITDA and dry dock expenditures through December 31, 2023, as provided by management of CPLP, (2) a terminal value based on (x) an exit multiple of between 5.5x and 7.0x EBITDA and (y) a perpetuity growth rate between 1.0% and 2.0%, (3) no taxes paid during the projection period and (4) replacement capital expenditures being assumed to be equivalent to annual depreciation and amortization across the fleet, based on the charter free appraisal value and salvage value provided by management of CPLP and an assumed twenty-five-year useful life. Cash flows calculated in accordance with the foregoing assumptions and the terminal value were then discounted to present value using a midpoint discount rate of 9.0% based upon the weighted average cost of capital of the Company and calculated using the capital asset pricing model. On this basis, a range of equity values for the Company was then calculated. Using the EBITDA exit multiple methodology, the Financial Advisors determined that the implied equity value of the Company was between approximately $568.4 million and approximately $793.2 million. Using the perpetuity growth rate value methodology, the Financial Advisors determined that the implied equity value of the Company was between approximately $542.3 million and approximately $797.0 million.
The Financial Advisors estimated that, on a pro forma basis following the consummation of the Transactions, the holders of the CPLP units would own 32.8% of the Diamond S common stock. On a “side-by-side” basis, the Financial Advisors concluded that:
•
The value of the equity of TankerCo calculated using the EBITDA exit multiple methodology would fall between approximately $109.7 million and approximately $172.3 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $186.5 million and approximately $260.2 million; and

•
The value of the equity of TankerCo calculated using the perpetuity growth rate value methodology would fall between approximately $62.3 million and approximately $112.5 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $177.9 million and approximately $261.4 million.

Selected Precedent Transaction Analyses
The Financial Advisors reviewed a group of selected merger and acquisition transactions (the “Precedent Transactions”). Each of the Financial Advisors determined these Precedent Transactions to be relevant on the basis of their having certain characteristics deemed to be similar to Athena and their involving forms of consideration similar to the Transactions, as well as the experience of each of the Financial Advisors with mergers and acquisitions. None of the Precedent Transactions selected on the basis of such criteria were subsequently excluded by either of the Financial Advisors in conducting their analyses. The Precedent Transactions consisted of seven transactions in the maritime shipping industry announced between June 2014 and December 2017 and included the following: (1) the acquisition by Star Bulk Carriers Corp. of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC, announced on June 16, 2014; (2) the merger of Knightsbridge Shipping Limited and Golden Ocean Group Limited, announced on October 7, 2014; (3) the merger of Frontline Ltd. and Frontline 2012 Ltd., announced on July 2, 2015; (4) the merger of General Maritime Corporation and Navig8 Crude Tankers Inc., announced on February 25, 2015; (5) the merger of Teekay Tankers Ltd. and Tanker Investments Ltd, announced on May 31, 2017; (6) the merger of Scorpio Tankers Inc. and Navig8 Product Tankers Inc., announced on May 23, 2017; and (7) the merger of Euronav NV and Gener8 Maritime, Inc., announced on December 21, 2017.

Using the latest publicly available information prior to the announcement of the relevant transaction, the Financial Advisors analyzed the relative premiums paid by the acquirer based on net asset value parity. On the basis of this review, the Financial Advisors determined that the ratio of price to net asset value premium deriving from the Precedent Transactions fell within a range of 0.0% to 10.6%. Using this range, the Financial Advisors determined that the implied equity value of TankerCo, whose net asset value was determined to be approximately $209.5 million, fell between approximately $209.5 million and approximately $231.8 million, and that the implied equity value of the Company, whose net asset value was determined (on a pro forma basis after giving effect to the Transactions) to be approximately $668.1 million, fell between approximately $668.1 million and approximately $738.9 million.
The Financial Advisors estimated that, on a pro forma basis following the consummation of the Transactions, the holders of the CPLP units would own 32.8% of the Diamond S common stock. On a “side-by-side” basis, the Financial Advisors concluded that the value of the equity of TankerCo calculated using the analysis of Precedent Transactions would fall between approximately $209.5 million and approximately $231.8 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $219.1 million and approximately $242.4 million.
Selected Publicly Traded Companies Analyses
The Financial Advisors used publicly available information and information provided by CPLP to compare selected financial information for TankerCo and Diamond S (on a pro forma basis after giving effect to the Transactions) with a group of selected tanker shipping companies (the “Selected Publicly Traded Companies”). Each of the Financial Advisors selected the Selected Publicly Traded Companies on the basis of their having certain characteristics deemed to be similar to TankerCo and Diamond S (on a pro forma basis after giving effect to the Transactions). None of the Selected Publicly Traded Companies selected on the basis of such criteria were subsequently excluded by either of the Financial Advisors in conducting their analyses. The Selected Publicly Traded Companies included ten publicly traded tanker shipping companies. The peer group consisted of the following companies: (1) Euronav NV, (2) Frontline Ltd., (3) Scorpio Tankers Inc., (4) DHT Holdings, Inc., (5) International Seaways, Inc., (6) Torm Plc, (7) Nordic American Tankers Limited, (8) Teekay Tankers Ltd., (9) Tsakos Energy Navigation Limited and (10) Ardmore Shipping Corporation.
The Financial Advisors reviewed, among other things, the ratio of trading price to net asset value of each of the Selected Publicly Traded Companies for calendar year 2018 and enterprise value as a multiple of estimated EBITDA for calendar years 2019 and 2020. The table below sets forth the data for the Selected Publicly Traded Companies used in conducting this analysis. Certain financial data referenced in the table presented below may not correspond to the data presented in CPLP’s historical financial statements, as a result of the different periods, assumptions and methods used to compute the financial data presented.
Selected Publicly Traded Companies	Stock Price		Market Value		Valuation Indicators
	11/23/18 Price per Share	% of 52- Week High	Equity Value (millions)	Enterprise Value (millions)	EV/EBITDA		Price/NAV
					2019E	2020E
Ardmore Shipping Corporation	$5.61	62.3%	$186	$599	8.6x	6.1x	0.82x
DHT Holdings, Inc.	4.28	76.4%	615	1,463	7.7x	4.1x	0.93x
Euronav NV	8.19	81.1%	1,802	3,447	9.1x	5.8x	0.94x
Frontline Ltd.	6.37	85.0%	1,082	3,003	11.1x	6.6x	1.49x
International Seaways, Inc.	17.17	69.3%	504	1,208	7.2x	3.4x	0.68x
Nordic American Tankers Limited	2.92	68.9%	415	742	7.5x	4.1x	1.37x
Scorpio Tankers Inc.	1.70	49.3%	877	3,244	10.0x	6.1x	0.72x
Teekay Tankers Ltd.	1.09	55.9%	293	1,319	6.9x	4.5x	0.85x
Torm Plc	6.57	70.5%	492	1,085	5.2x	4.2x	0.62x
Tsakos Energy Navigation Limited	3.27	70.5%	286	2,123	9.9x	7.6x	1.32x
3rd Quartile		74.9%			9.7x	6.1x	1.23x
Mean		68.9%			8.3x	5.3x	0.97x
Median		69.9%			8.2x	5.2x	0.89x
1st Quartile		64.0%			7.3x	4.1x	0.74x

On the basis of the foregoing financial data, with respect to TankerCo, the Financial Advisors determined that the net asset value of approximately $209.5 million, with a price/net asset value multiple range of 0.80x to 1.20x, yielded an implied equity value range of approximately $167.6 million to approximately $251.4 million. In addition, using an estimate for 2019 EBITDA of approximately $69.1 million and a range of EBITDA multiples of 7.50x to 9.00x, the Financial Advisors determined that the implied enterprise value range of TankerCo as of December 31, 2018 was approximately $518.6 million to approximately $622.3 million, which, after accounting for estimated debt as of December 31, 2018 of $299.0 million, implies an equity value range of approximately $219.6 million to approximately $323.3 million. Finally, using an estimate for 2020 EBITDA of  $81.5 million and a range of EBITDA multiples of 5.00x to 6.00x, the Financial Advisors determined that the implied enterprise value range of TankerCo as of December 31, 2018 was approximately $407.4 million to approximately $488.9 million, which, after accounting for estimated debt as of December 31, 2018 of  $299.0 million, implies an equity value range of approximately $108.4 million to approximately $189.9 million.
With respect to the Company, the Financial Advisors determined that the net asset value of approximately $668.1 million, with a price/net asset value multiple range of 0.80x to 1.20x, yielded an implied equity value range of approximately $534.5 million to approximately $801.7 million. In addition, using an estimate for 2019 EBITDA of  $214.0 million and a range of EBITDA multiples of 7.50x to 9.00x, the Financial Advisors determined that the implied enterprise value range of the Company as of December 31, 2018 was approximately $1,604.7 million to approximately $1,925.6 million, which, after accounting for estimated debt as of December 31, 2018 of  $875.9 million, implies an equity value range of approximately $728.8 million to approximately $1,049.7 million. Finally, using an estimate for 2020 EBITDA of  $277.5 million and a range of EBITDA multiples of 5.00x to 6.00x, the Financial Advisors determined that the implied enterprise value range of the Company as of December 31, 2018 was approximately $1,387.7 million to approximately $1,665.2 million, which, after accounting for estimated debt as of December 31, 2018 of  $875.9 million, implies an equity value range of approximately $511.8 million to approximately $789.3 million.
The Financial Advisors estimated that, on a pro forma basis following the consummation of the Transactions, the holders of the CPLP units would own 32.8% of the Diamond S common stock. On a “side-by-side” basis, the Financial Advisors concluded that:
•
The value of the equity of TankerCo calculated using price/net asset value multiples would fall between approximately $167.6 million and approximately $251.4 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $175.3 million and approximately $263.0 million;

•
The value of the equity of TankerCo calculated using estimates for 2019 EBITDA and corresponding EBITDA multiples would fall between approximately $219.6 million and approximately $323.3 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $239.0 million and approximately $344.3 million; and

•
The value of the equity of TankerCo calculated using estimates for 2020 EBITDA and corresponding EBITDA multiples would fall between approximately $108.4 million and approximately $189.9 million, while the value of the portion of Diamond S common stock to be owned by the holders of the CPLP units would fall between approximately $167.9 million and approximately $258.9 million.

Other Considerations
The decision to enter into the Transaction Agreement was solely that of the CPLP board of directors. The analyses of the Financial Advisors and the respective opinions of Evercore and Stifel were among a number of factors taken into consideration by the CPLP board of directors in making its determination to approve the Transaction Agreement and should not be viewed as determinative of the Transaction Consideration or the decision of the CPLP board of directors or senior management with respect to the fairness of the Transactions. The type and amount of consideration payable in the Transactions were determined through negotiation between CPLP and Diamond and were approved by the CPLP board of directors.

Opinion of DVBCF
The special committee engaged DVBCF to serve as its financial advisor in connection with evaluating the proposed Transaction. At the request of the special committee, at a meeting of the special committee held on November 27, 2018, DVBCF rendered its oral opinion to the special committee (subsequently confirmed in writing) that, as of November 27, 2018, based on the assumptions made, procedures followed and matters considered and qualification and limitations in the review undertaken by DVBCF in rendering its opinion as set forth therein, the Consideration (as defined below) to be held by the holders of CPLP units immediately after the consummation of the Transactions was fair to such holders of CPLP units from a financial point of view.
The opinion speaks only as of the date it was delivered and not as of the time the Transactions will be completed or any other date. The opinion does not reflect changes that may have occurred after November 27, 2018, which could alter the facts and circumstances on which DVBCF’s opinion was based. It is understood that subsequent developments or information of which DVBCF is, or was, not aware may affect DVBCF’s opinion, but DVBCF does not have any obligation to update, revise or reaffirm its opinion.
For the purposes of this section:
•
“Athena” means Athena SpinCo Inc., a newly incorporated Marshall Islands corporation that is a wholly-owned subsidiary of CPLP.

•
“Transactions” means the proposed transactions pursuant to the Transaction Agreement with DSS LP, three wholly owned subsidiaries of DSS LP (the “DSS Subsidiaries”, and together with their respective subsidiaries and controlled affiliates, the “DSS Entities”) together holding certain assets and liabilities of the DSS Entities, including 43 crude and product tankers owned by the DSS Entities (the “DSS Assets”), Athena, and four wholly owned subsidiaries of Athena, which will include the following key steps:

a)
CPLP will contribute to Athena certain assets and liabilities of the CPLP Group, including all of the 25 crude and product tanker vessels owned by the CPLP Group (the “CPLP Assets”, and together with the DSS Assets, the “Assets”);

b)
a subsidiary of one of the DSS Subsidiaries will enter into credit facilities, a portion of the net proceeds of which will be used to pay to CPLP an amount equal to the sum of $309 million plus the amount of certain transaction expenses of CPLP, such amount to be used by CPLP to redeem all of CPLP’s Class B convertible preferred units and repay a portion of CPLP’s indebtedness under its existing credit facilities;

c)
immediately thereafter, CPLP will distribute all of the then outstanding shares of common stock of Athena (“Diamond S common stock”) to the holders of CPLP units on a pro rata basis (the “distribution”); and

d)
immediately after the distribution, the DSS Subsidiaries will, through a series of triangular mergers, merge with and into a wholly owned subsidiary of Athena (the “DSS Contribution”), and in certain of such mergers, DSS LP will receive a newly issued shares of Diamond S common stock, which will be distributed by DSS LP to its unit holders.

•
“Consideration” means that immediately after the consummation of the Transactions, holders of CPLP units, in the aggregate, will hold approximately 33.1% of Diamond S common stock and 100% of the outstanding common units and general partner units of CPLP.

The full text of DVBCF’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations to the review undertaken in rendering its opinion, is attached hereto as Annex B. You are urged to read DVBCF’s opinion carefully and in its entirety. DVBCF’s opinion was directed to the special committee (in its capacity as such), and only addressed the fairness to the holders of CPLP units, from a financial point of view, as of November 27, 2018, of the Consideration to such holders of CPLP units immediately after the Transactions. DVBCF’s opinion did not address any other term, aspect or implication of the Transactions. Neither DVBCF’s opinion, the summary of such opinion nor the related analyses set forth in this information statement are intended to be, and they do not constitute, a recommendation to the special committee, the CPLP board of directors, CPLP, the holders of CPLP units or any other persons in respect of the Transactions, including as to how any holders of CPLP units should vote or act in respect of the Transactions or any other transaction. The summary of DVBCF’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion.
In connection with rendering its opinion, DVBCF, among other things:
•
reviewed drafts of documents related to the Transactions (the “Transaction Documents”), including a draft of the Transaction Agreement dated as of November 21, 2018 (the “Transaction Agreement”);

•
reviewed certain business and financial information relating to the CPLP Group, the DSS Entities and the Assets that were deemed to be relevant, whether publicly available or made available to DVBCF by the management of the CPLP Group or certain of its representatives and advisors;

•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the CPLP Group, the DSS Entities and the Assets made available to DVBCF by the management of the CPLP Group and certain of its representatives and advisors, including financial projections (and adjustments thereto) relating to the CPLP Group and the CPLP Assets prepared by the management of the CPLP Group, and financial projections (and adjustments thereto) relating to the DSS Entities and the DSS Assets prepared by the management of the DSS Entities, in each case, for the years ending December 31, 2018 through December 31, 2023;

•
spoke with certain members of the management of the CPLP Group and certain of its representatives and advisors regarding (a) the business, operations, financial condition, past performance relative to projected performance and prospects of the CPLP Group, the DSS Entities and the Assets and (b) the Transactions and related matters;

•
performed certain valuation and analyses using generally accepted valuation and analytical techniques including (a) a discounted cash flow analysis, (b) a net asset value analysis, (c) an analysis of selected public companies that we deemed to be relevant, and (d) an analysis of the publicly available financial terms of certain transactions that DVBCF deemed to be relevant;

•
reviewed current and historical market prices and trading volumes for CPLP’s common units; and

•
conducted such other financial studies, analyses and inquiries and considered such other information and factors as DVBCF deemed appropriate.

For purposes of its analyses and opinion, DVBCF relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all data, material, opinions, representations and other information furnished, or otherwise made available, to DVBCF, discussed or reviewed by DVBCF, or publicly available, and did not assume any responsibility with respect to such data, material, opinions, representations and other information. In addition, management of the CPLP Group and the DSS Entities advised DVBCF, and DVBCF assumed, that any estimates, evaluations, forecasts and financial projections (and adjustments thereto) furnished to DVBCF and utilized in its analyses had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the CPLP Group, the DSS Entities and the Assets, as applicable, and DVBCF expressed no opinion with respect to such evaluations, forecasts, projections or estimates or the assumptions on which they were based. DVBCF relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the CPLP Group, the DSS Entities or the Assets since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to them, in each case that would have been material to their analyses or its opinion, and that there was no information or any facts that would have made any of the information reviewed by DVBCF incomplete or misleading in any respect that would have been material to DVBCF’s analyses or its opinion.
DVBCF relied upon and assumed, without independent verification, that, to the extent material to its analyses or its opinion, (a) the representations and warranties of all parties to the Transaction Documents and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Transaction Documents and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Transaction Agreement and such other related documents and instruments, without any material amendments or modifications thereto. DVBCF also relied upon and assumed, without independent verification, that (1) the Transactions would be consummated in a manner that complied in all respects material to its analyses or its opinion with all applicable federal and state statutes, rules and regulations, and (2) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have had an effect on the CPLP Group, the DSS Entities or the Assets or the Transactions that would have been material to its analyses or its opinion. In addition, DVBCF relied upon and assumed, without independent verification, that the final forms of the Transaction Documents would not differ from the drafts of the Transaction Documents identified above in any respect that would have been material to its analyses or its opinion.
Furthermore, in connection with its opinion, DVBCF was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the CPLP Group, the DSS Entities or any other party (including the Assets), nor was DVBCF provided with any such appraisal or evaluation. DVBCF did not estimate, and expressed no opinion regarding, the liquidation value of the CPLP Group, the DSS Entities or any other entity or business (including the Assets). DVBCF did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the CPLP Group or the DSS Entities were or might be a party or was or to which the CPLP Group, the DSS Entities or the Assets might be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the CPLP Group or the DSS Entities was or might be a party or was or to which the CPLP Group, DSS Entities or the Assets might be subject.
DVBCF’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date of its opinion. DVBCF had not undertaken, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to our attention after the date of its opinion. DVBCF’s opinion does not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for CPLP’s common units or securities of Athena. DVBCF also was not expressing any opinion as to the price or range of prices at which CPLP common units or shares of the Diamond S common stock would trade at any time. To the extent that any of the assumptions set forth in DVBCF’s opinion or any of the facts on which its opinion was based prove to be untrue in any material respect, DVBCF’s opinion cannot and should not be relied upon.
DVBCF had not been asked to, and DVBCF did not, in DVBCF’s opinion, express any opinion with respect to any matter other than the fairness, from a financial point of view, of the Consideration to be held by the holders of CPLP units immediately after the consummation of the Transactions to such holders of CPLP units. DVBCF also had not been requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the special committee, the CPLP board of directors, CPLP, the holders of CPLP units or any other party to proceed with or effect the Transactions, (2) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise, including, without limitation, any terms or aspects of the financing to be undertaken by Athena or CPLP in connection with the Transactions, (3) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the CPLP Group, or to any other party, except to the extent expressly set forth in the last paragraph of its opinion, (4) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the CPLP Group or any other party or the effect of any other transaction in which the CPLP Group or any other party might engage, (5) the fairness of any portion or aspect of the Transactions to any one class or group of the CPLP Group’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the CPLP Group’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (6) whether or not the CPLP Group, its security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (7) the solvency, creditworthiness or fair value of the CPLP Group or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (8) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees (in their capacities as such) of any party to the Transactions, any class of such persons or any other party, relative to the consideration or otherwise, or (9) whether the Consideration is the best possibly attainable under any circumstances; instead DVBCF’s opinion merely states whether the Consideration is within a range suggested by certain financial analyses. Furthermore, DVBCF’s opinion is not intended to be, and does not constitute, an opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It assumed that such opinions, counsel and interpretations had been or would be obtained from appropriate professional sources. Furthermore, DVBCF had relied, with the consent of the special committee, on the assessments by the special committee, the CPLP Group and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the CPLP Group, the DSS Entities, the Assets, Athena, and the Transactions or otherwise.
Summary Financial Analysis
Set forth below is a summary of the material financial analyses performed by DVBCF and reviewed with the special committee on November 27, 2018 in connection with rendering DVBCF’s opinion to the special committee. Each analysis was provided to the special committee. However, the following summary does not purport to be a complete description of the analyses performed by DVBCF. In connection with arriving at its opinion, while DVBCF considered all of its analyses as a whole, DVBCF identified the discounted cash flow analysis and the net asset value analysis as the primary methodologies that were most relevant to its analysis because the discounted cash flow approach takes into consideration the underlying fundamental drivers of the applicable businesses while the net asset value analysis reflects the value of the Assets on the international vessel sale and purchase market derived from broker appraisals and market data and is considered a fundamental assessment of value in the shipping industry. DVBCF also took into account the selected company analysis and the precedent transactions analysis as supporting methodologies, but did not consider these methodologies to be as important as the range of multiples can reflect differences in the underlying businesses and transaction circumstances even though these methodologies also provided an important benchmark. Accordingly, DVBCF gave weight to the results of each analysis as follows: discounted cash flow analysis (40%), net asset value analysis (40%) and selected analysis and precedent transactions analysis (collectively, 20%). Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices of the CPLP common units) that existed on November 23, 2018, and is not necessarily indicative of current market conditions.
In performing its analyses, DVBCF made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the CPLP Group or any other parties to the proposed Transaction. None of the CPLP Group, DVBCF or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Assets do not purport to be appraisals or reflect the prices at which the Assets may actually be sold.
The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by DVBCF. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of DVBCF’s financial analyses.
DVBCF performed a series of analyses to derive indicative valuation ranges for each of the following on a going concern basis as of January 1, 2019:

•
the equity value of Athena on a standalone basis pro forma after giving effect to the Transactions (assuming that the holders of CPLP units will hold approximately 33.1% of the outstanding shares of Diamond S common stock immediately after consummation of the Transactions) (the “Athena Standalone Equity Valuation”);

•
the equity value of CPLP on a standalone basis pro forma after giving effect to the Transactions (“ContainerCo”, and such equity valuation, the “ContainerCo Standalone Equity Valuation”);

•
the equity value of CPLP on a standalone basis without giving effect to the Transactions (the “CPLP Status Quo Equity Valuation”); and

•
the aggregate consolidated equity value of ContainerCo and the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock), in each case, on a standalone pro forma basis after giving effect to the Transactions (the “Combined Equity Valuation”), reflecting the implied value of the consideration to be held by the holders of CPLP units immediately after the Transactions (the “Combined Equity Value”).

DVBCF subsequently compared the resulting implied valuation ranges for the Combined Equity Value to the Consideration.
Discounted Cash Flow Analysis
Athena Standalone Equity Valuation
DVBCF performed a discounted cash flow analysis of Athena to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that Athena was projected to generate after giving effect to the Transactions for each of the calendar years 2019 through 2023, in each case based on the financial projections provided to DVBCF by management of the CPLP Group (the “Management Projections”). DVBCF also estimated terminal values for Athena as of December 31, 2023 based on an EBITDA exit multiple of 6.0x, a perpetuity growth rate of 2.0% and a residual asset value of $1,283 million, in each case based on DVBCF’s professional judgment given the nature of Athena and its business and the industries in which it operates. The cash flows and the terminal values were then discounted to present value using discount rates ranging from 7.0% to 8.0%, based on an estimate of Athena’s weighted average cost of capital, to derive a range of implied equity values for Athena.
The discounted cash flow analysis utilizing the EBITDA exit multiple approach to calculate terminal value resulted in an implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) of  $224 million to $241 million. The discounted cash flow analysis utilizing the perpetuity growth approach to calculate terminal value resulted in an implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) of $312 million to $402 million. The discounted cash analysis utilizing the residual asset value approach resulted in an implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) of  $274 million to $294 million.
ContainerCo Standalone Equity Valuation
DVBCF performed a discounted cash flow analysis of ContainerCo to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that ContainerCo was projected to generate after giving effect to the Transactions for each of the calendar years 2019 through 2023, in each case based on the Management Projections. DVBCF also estimated terminal values for ContainerCo as of December 31, 2023 based on an EBITDA exit multiple of 6.0x, a perpetuity growth rate of 2.0% and a residual asset value of  $431 million, in each case based on DVBCF’s professional judgment given the nature of ContainerCo and its business and the industries in which it operates. The cash flows and the terminal values were then discounted to present value using discount rates ranging from 7.5% to 8.5%, based on an estimate of ContainerCo’s weighted average cost of capital, to derive a range of implied equity values for ContainerCo.
The discounted cash flow analysis utilizing the EBITDA exit multiple approach to calculate terminal value resulted in an implied equity value range of ContainerCo of  $377 million to $398 million. The discounted cash flow analysis utilizing the perpetuity growth approach to calculate terminal value resulted in an implied equity value range of ContainerCo of  $495 million to $600 million. The discounted cash analysis utilizing the residual asset value approach resulted in an implied equity value range of ContainerCo of  $369 million to $389 million.
CPLP Status Quo Equity Valuation
DVBCF performed a discounted cash flow analysis of CPLP to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that CPLP was projected to generate without giving effect to the Transactions for each of the calendar years 2019 through 2023, in each case based on the Management Projections. DVBCF also estimated terminal values for CPLP as of December 31, 2023 based on an EBITDA exit multiple of 6.0x, a perpetuity growth rate of 2.0% and a residual asset value of $892 million, in each case based on DVBCF’s professional judgment given the nature of CPLP and its business and the industries in which it operates. The cash flows and the terminal values were then discounted to present value using discount rate ranging from 7.1% to 8.1%, based on an estimate of CPLP’s weighted average cost of capital, to derive a range of implied equity values for CPLP.
The discounted cash flow analysis utilizing the EBITDA exit multiple approach to calculate terminal value resulted in an implied equity value range of CPLP of  $615 million to $654 million. The discounted cash flow analysis utilizing the perpetuity growth approach to calculate terminal value resulted in an implied equity value range of ContainerCo of  $789 million to $983 million. The discounted cash analysis utilizing the residual asset value approach resulted in an implied equity value range of CPLP of  $679 million to $721 million.
Combined Equity Valuation
In order to derive an implied range of Combined Equity Values, DVBCF utilized the average of the high and low range of the implied equity values of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) as described above under “Discounted Cash Flow Analysis — Athena Standalone Equity Valuation” and the average of the high and low range of the implied equity values of ContainerCo described above under “Discounted Cash Flow Analysis — ContainerCo Standalone Equity Valuation”, in each case based on the EBITDA exit multiple approach, the perpetuity growth approach and the residual asset approach, which resulted in an implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions of  $270 million to $312 million (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and an implied equity value range of ContainerCo of  $414 million to $462 million. Based on the implied equity value ranges of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and of ContainerCo, DVBCF calculated an implied range of Combined Equity Values of  $684 million to $775 million. For purposes of this calculation, DVBCF assumed that the implied value range of the Combined Equity Values was the sum of the implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions Athena (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and the implied equity value range of ContainerCo.

Net Asset Value Analysis
Athena Standalone Equity Valuation
DVBCF calculated the relative contributions of the DSS Entities and CPLP to Athena with respect to net asset value of the DSS Entities and Athena (after giving effect to the contribution of the CPLP Assets to Athena and the distribution, but without giving effect to the DSS Contribution) (“TankerCo”), based on the gross asset values of the DSS Assets (which DVBCF calculated as a range of  $1,040 million to $1,376 million) and the CPLP Assets (which DVBCF calculated as a range of  $505 million to $529 million). DVBCF calculated such gross asset values based on market data for the fair market value of the DSS Assets and the CPLP Assets, including broker quotes ranging from June 11, 2018 to June 30, 2018 that were made available to DVBCF. Following this, the net asset value ranges for each of the DSS Entities and TankerCo were calculated by subtracting each company’s debt and adding cash and working capital, in each case, representing the balance as of December 31, 2018 based on the Management Projections. The $309 million of the net proceeds of the debt to be incurred by Athena which will be paid to CPLP was considered debt of TankerCo, and the $10 million of cash to be contributed to Athena by CPLP was considered cash of TankerCo, for purposes of this calculation. For purposes of this analysis, TankerCo was assumed to have working capital of  $4 million. The net asset value analysis resulted in an implied net asset value range of the DSS Assets of  $489 million to $825 million and an implied net asset value range of TankerCo of $210 million to $234 million.
Based on the gross net asset value ranges of the DSS Assets and TankerCo, DVBCF calculated a gross asset value range of Athena of  $1,544 million and $1,904 million. For purposes of this calculation, DVBCF assumed that the gross asset value range of Athena was the sum of the gross net asset value range of the DSS Assets and the gross net asset value range of TankerCo. Following this, the net asset value range for Athena was calculated by subtracting the net debt of each of the DSS Entities and TankerCo, and adding cash and working capital of each of the DSS Entities and TankerCo, in each case, representing the balance as of December 31, 2018 based on the Management Projections. The net asset value analysis resulted in an implied net asset value range of  $668 million to $1,029 million. Assuming that the holders of CPLP units will hold approximately 33.1% of the outstanding shares of Diamond S common stock immediately after consummation of the Transactions, the net asset value analysis resulted in an implied equity value range of such shares of Athena to be held by the holders of CPLP units of  $221 million to $341 million.
ContainerCo Standalone Equity Valuation
DVBCF performed a net asset value analysis of ContainerCo based on the gross asset values of the assets of ContainerCo (which DVBCF calculated as a range of  $587 million to $618 million). DVBCF calculated such gross asset values based on market data for the fair market value of the assets of ContainerCo, including broker quotes ranging from June 11, 2018 to June 30, 2018 that were made available to DVBCF. Following this, the net asset value ranges for ContainerCo were calculated by subtracting ContainerCo’s net debt representing the refinanced debt balance of ContainerCo immediately after the consummation of the Transactions and adding cash representing the cash to be held by ContainerCo immediately after the consummation of the Transactions, in each case, based on the Management Projections. The net asset value analysis resulted in an implied equity value range of ContainerCo of  $366 million to $397 million.
CPLP Status Quo Equity Valuation
DVBCF performed a net asset value analysis of CPLP based on the gross asset values of the assets of the CPLP Group on a stand-alone basis without giving effect to the Transactions (which DVBCF calculated as a range of  $1,092 million to $1,145 million). DVBCF calculated such gross asset values based on market data for the fair market value of the assets of CPLP, including broker quotes as of June 30, 2018 that were made available to DVBCF. Following this, the net asset value ranges for CPLP were calculated by subtracting CPLP’s net debt and adding cash, in each case, representing the balance as of December 31, 2018 based on the Management Projections. The net asset value analysis resulted in an implied equity value range of CPLP of  $594 million to $647 million.

Combined Equity Valuation
Based on the implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) as described above under “Net Asset Value Analysis — Athena Standalone Equity Valuation” and the implied equity value range of ContainerCo as described above under “Net Asset Value Analysis — ContainerCo Standalone Equity Valuation”), DVBCF calculated an implied range of Combined Equity Values of  $587 million to $737 million. For purposes of this calculation, DVBCF assumed that the implied value range of the Combined Equity Value was the sum of the implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and the implied equity value range of ContainerCo.
Selected Company Analysis
Athena Standalone Valuation and ContainerCo Standalone Valuation
DVBCF performed a comparable trading multiples analysis of Athena and ContainerCo by reviewing and comparing the trading multiples of the following publicly-traded companies that DVBCF deemed to have certain characteristics similar to those of Athena and ContainerCo respectively. None of the companies selected based on such characteristics were subsequently excluded in conducting this analysis. The selected comparable companies were:
Athena Peers
Product Tanker Companies	Crude Tanker Companies	Product/Crude Tanker Companies	Diversified
Ardmore Shipping Corp.	DHT Holdings, Inc.	International Seaways, Inc.	Capital Product Partners LP
Scorpio Tankers Inc.	Euronav NV	Navios Maritime Acquisition Corporation
TORM PLC	Frontline Ltd.	Tsakos Energy Navigation Limited
Nordic American Tankers Limited
Teekay Tankers Ltd.
ContainerCo Peers
Costamare Inc.
Danaos Corporation
Global Ship Lease Inc.
Seaspan Corporation
Euroseas Limited
Although the selected peer group companies were compared to Athena or ContainerCo, as applicable, for the purposes of this analysis, no company used in the peer group analysis is identical or directly comparable to either Athena or ContainerCo. In order to calculate peer group trading multiples, DVBCF relied on publicly-available filings with the Securities and Exchange Commission and equity research analyst estimates.
For each of the selected peer group companies, DVBCF calculated the following trading multiples:
•
Price/Net Asset Value (“P/NAV”), which is defined as current stock price based on closing prices as of November 23, 2018 (“Stock Price”), divided by net asset value per share as of November 23, 2018 based on broker estimates;

•
Enterprise Value/2019 EBITDA (“EV/EBITDA 19E”), which is defined as market value of equity based on closing prices as of November 23, 2018, plus debt, plus preferred equity, plus non-controlling interests less cash and cash equivalents (“Enterprise Value”), divided by estimated EBITDA for the calendar year 2019;

•
Enterprise Value/2020 EBITDA (“EV/EBITDA 20E”), which is defined as Enterprise Value divided by estimated EBITDA (per FactSet consensus, which may vary among the group), for the calendar year 2020;

•
P/FCF 19E, which is defined as Stock Price divided by consensus estimates free cash flows (based on EBITDA less capital expenditure) (“Free Cash Flows”) for the calendar year 2019; and

•
P/FCF 20E, which is defined as Stock Price divided by Free Cash Flows for the calendar year 2020.

The high, low and mean trading multiples for the selected comparable companies are set forth below:
Athena Peers
	P/NAV	EV/EBITDA 19E	EV/EBITDA 20E	P/FCF 19E	P/FCF 20E
High	263%	11.7x	8.3x	11.6x	4.4x
Mean	96%	8.0x	6.0x	4.4x	2.1x
Low	52%	5.4x	3.9x	0.9x	0.7x
ContainerCo Peers
	P/NAV	EV/EBITDA 19E	EV/EBITDA 20E	P/FCF 19E	P/FCF 20E
High	117%	10.8x	8.0x	5.5x	6.6x
Mean	69%	7.6x	6.5x	3.1x	4.4x
Low	42%	4.9x	5.0x	0.9x	0.8x
The high, low and mean trading multiples in the table below represent the relevant multiple reference ranges selected by DVBCF.
Athena
	P/NAV	EV/EBITDA 19E	EV/EBITDA 20E	P/FCF 19E	P/FCF 20E
High	101%	8.5x	6.5x	4.6x	2.3x
Mean	96%	8.0x	6.0x	4.4x	2.1x
Low	91%	7.5x	5.5x	4.1x	1.8x
ContainerCo
	P/NAV	EV/EBITDA 19E	EV/EBITDA 20E	P/FCF 19E	P/FCF 20E
High	74%	8.1x	7.0x	3.4x	4.7x
Mean	69%	7.6x	6.5x	3.1x	4.4x
Low	64%	7.1x	6.0x	2.9x	4.2x
DVBCF applied the relevant peer group trading multiple reference ranges to the net asset value, the estimated calendar year 2019 and 2020 EBITDA and the estimated calendar year 2019 and 2020 Free Cash Flows of Athena and ContainerCo respectively to derive the following implied equity value ranges:
	33.1% of Diamond S common stock assumed to be held by holders of CPLP units	ContainerCo
P/NAV	$253 million to $281 million	$244 million to $282 million
EV/EBITDA 19E	$240 million to $311 million	$298 million to $371 million
EV/EBITDA 20E	$217 million to $308 million	$348 million to $443 million
P/FCF 19E	$256 million to $288 million	$156 million to $183 million
P/FCF 20E	$161 million to $205 million	$318 million to $356 million

Combined Entity Valuation
Based on the implied equity value ranges of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and implied equity value ranges of ContainerCo using the comparable trading multiples analysis as described above under “Selected Company Analysis”, DVBCF calculated the implied range of Combined Equity Values set forth in the table below. For purposes of this calculation, DVBCF assumed that the implied value range of the Combined Equity Value was the sum of the implied equity value ranges of ranges of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and the implied equity value ranges of ContainerCo. For purposes of calculating the implied range of Combined Equity Value by applying the P/NAV multiple, DVBCF combined the average net asset values of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions and average net asset values of ContainerCo and then applied the P/NAV range factor of 91% to 101% to the combined average net asset values to arrive at the implied range of Combined Equity Value of  $600 million to $666 million.
Combined Entity Valuation Ranges
P/NAV	$600 million to $666 million
EV/EBITDA 19E	$538 million to $682 million
EV/EBITDA 20E	$565 million to $751 million
P/FCF 19E	$413 million to $471 million
P/FCF 20E	$478 million to $561 million
CPLP Status Quo Valuation
The consensus forecast CPLP multiples (per FactSet consensus of November 23, 2018) are set forth below:
CPLP Multiples
EV/EBITDA 19E	6.2x
EV/EBITDA 20E	5.0x
P/FCF 19E	3.1x
P/FCF 20E	2.4x
DVBCF applied the CPLP multiples set forth in the table above to the estimated calendar year 2019 and 2020 EBITDA and the estimated calendar year 2019 and 2020 Free Cash Flows of CPLP to derive the following implied equity value ranges:
CPLP Status Quo Valuation Ranges
EV/EBITDA 19E	$207 million to $354 million
EV/EBITDA 20E	$206 million to $392 million
P/FCF 19E	$334 million to $392 million
P/FCF 20E	$348 million to $429 million

Precedent Transactions Analysis
DVBCF reviewed publicly-available information for selected maritime shipping transactions comparable to the assets and underlying operations of Athena and other selected transactions that DVBCF, based on its experience with merger and acquisition transactions, deemed relevant. None of the companies selected based on such characteristics were subsequently excluded in conducting this analysis. DVBCF chose the following thirteen transactions which involved companies which were similar to Athena and the following ten transactions which involved companies which were similar to ContainerCo:
Date Announced	Acquirer	Target
Athena
07/2018	BW Tankers	Hafnia Tankers
07/2018	International Seaways Inc.	6x VLCCs from Euronav
02/2018	Team Tankers	Laurin & Angelo-Atlantic
06/2018	Euronav	Gener8
11/2017	Teekay Tankers	Tanker Investments Ltd.
09/2017	Moller Family/Mitsui & Co.	Maersk Tankers
11/2017	Brookfield Business Partners LP	Teekay Offshore Partners
05/2017	Scorpio Tankers	Navig8 Product Tankers
03/2017	DHT Holdings Inc.	11x VLCCs BW Group
04/2016	AET Tankers Pte Ltd.	Paramount Tankers Corp
11/2015	LookSmart Ltd.	Pyxis Tankers
07/2015	Oaktree Capital Management LP	TORM plc
05/2015	General Maritime Corporation	Navig8 Crude Tankers Inc.
ContainerCo
10/2018	Global Ship Lease	Poseidon Containers
05/2018	Spin off of EuroDry	Remaining Container Business
03/2018	Seaspan	Greater China Intermodal Investments
10/2017	Euroseas	Poseidon
07/2017	COSCO & SIPG	OOIL
03/2017	Maersk	Hamburg Sud
09/2016	CMA CGM	NOL
06/2016	Hapag-Lloyd	UASC
06/2016	COSCO	CSCL
12/2015	Hamburg Sud	CCNI
Although the selected transactions were compared to the Transactions for purposes of this analysis, no selected transaction used in the precedent transactions analysis is identical or directly comparable to the Transactions. For each of the selected transactions relating to Athena, DVBCF calculated the Forward/EBITDA multiple where available, which is defined as Enterprise Value divided by EBITDA for one year going forward. For each of the selected transactions relating to ContainerCo, DVBCF calculated the LTM/Historical EV/EBITDA multiple, which is defined as the Enterprise Value divided by EBITDA for the average last twelve months.

The high, low and mean implied multiples for the selected transactions are set forth below:
Athena
Forward EV/ EBITDA
High	7.1x
Mean	8.0x
Low	8.8x
ContainerCo
LTM/ Historical EV/ EBITDA
High	16.7x
Mean	11.8x
Low	5.1x
The high, low and mean multiples in the table below represent the relevant multiple reference ranges selected by DVBCF.
	Athena	ContainerCo
High	8.5x	12.3x
Mean	8.0x	11.8x
Low	7.5x	11.3x
DVBCF applied the relevant ranges of selected multiples to reference ranges to the estimated calendar year 2019 EBITDA of Athena and pro forma calendar year 2018 EBITDA of ContainerCo respectively to derive an implied equity value range of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) of  $234 million to $303 million and an implied equity value range of ContainerCo of  $675 million to $755 million.
Combined Entity Valuation
Based on the implied equity value ranges of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will then hold approximately 33.1% of the outstanding shares of Diamond S common stock) and ContainerCo using the precedent transactions analysis described above under “Precedent Transactions Analysis”, DVBCF calculated the implied range of Combined Equity Values of  $915 million to $1,065 million. For purposes of this calculation, DVBCF assumed that the implied value range of the Combined Equity Value was the sum of the implied equity value ranges of the shares of Athena to be held by the holders of CPLP units immediately after consummation of the Transactions (assuming that the holders of CPLP units will the hold approximately 33.1% of the outstanding shares of Diamond S common stock) and the implied equity value ranges of ContainerCo.
CPLP Status Quo
DVBCF applied the relevant precedent transactions multiple reference ranges described above under “Precedent Transactions Analysis” to the estimated calendar year 2019 EBITDA of CPLP to derive an implied equity value range of  $470 million to $616 million.
General
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by DVBCF. The special committee selected DVBCF to provide financial advice in connection with its evaluation of the proposed Transaction because of, among other reasons, DVBCF’s experience, reputation and familiarity with the industry and because its professionals have substantial experience in transactions similar to the Transactions. In connection with the review of the Transactions, DVBCF performed a variety of financial and comparative analyses for purposes of rendering its opinion to the special committee. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying DVBCF’s opinion. In arriving at its fairness determination, DVBCF considered the results of all the analyses and did not draw, in isolation, conclusion from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, DVBCF made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, DVBCF may have given various analyses and factors more or less weight than other analyses or factors, may have deemed various assumptions more or less probable than other assumptions and, as described above, utilized certain assumptions and assessments provided by the CPLP Group and certain of its representatives and advisors without independent analysis. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of DVBCF with respect to the actual value of the Consideration. No company or partnership used in the above analyses as a comparison is directly comparable to Athena or ContainerCo, and no precedent transaction used is directly comparable to the Transactions. Furthermore, DVBCF’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the Transactions, public trading or other values of the companies, partnerships or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the CPLP Group, the DSS Entities or their affiliates and their respective advisors.
DVBCF prepared these analyses for the information and benefit of the special committee and for the purpose of providing an opinion to the special committee as to the fairness, from a financial point of view, to the holders of CPLP units of the Consideration to be held by such holders of CPLP units immediately after the consummation of the Transactions. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the Assets may actually be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these estimates. Accordingly, estimates used in, and the results derived from, DVBCF’s analyses are inherently estimates. The issuance of the opinion was approved by an opinion committee of DVB Capital Markets LLC.
Except as described above, the special committee imposed no other restrictions or limitations on DVBCF with respect to the investigations made or the procedures followed by DVBCF in rendering its opinion. The Consideration was determined through arm’s length negotiations between the CPLP Group and the DSS Entities, and the special committee approved the Transaction Agreement and recommended the Transaction Agreement to the CPLP board of directors for approval. DVBCF provided advice to the special committee during these negotiations. DVBCF did not, however, recommend any specific Consideration to the special committee or the CPLP board of directors or recommend that any specific Consideration constituted the only appropriate consideration for the Transactions. DVBCF’s opinion was only one of many factors considered by the special committee in evaluating the Transaction and making its recommendation to the CPLP board of directors, and the opinion should not be viewed as determinative of the views of the special committee with respect to the Transactions.
Under the terms of DVBCF’s engagement letter with the special committee, CPLP paid DVBCF an initial fee of  $200,000 upon execution of its engagement letter with the special committee, a fee of  $200,000 upon delivery of its analysis of strategic alternatives and a fee of  $500,000 upon DVBCF’s rendering its opinion, which opinion fee was not contingent upon the conclusion reached in DVBCF’s opinion or the consummation of the Transactions. In addition, CPLP has agreed to reimburse DVBCF for its reasonable out-of-pocket expenses (including travel expenses, reasonable legal fees, disbursements and charges) incurred in connection with its engagement. Such expenses are not to exceed $50,000 without the prior consent of the special committee. CPLP also agreed to indemnify DVBCF and its directors, officers, employees, agents, representatives and controlling persons against certain liabilities and expenses arising out ifs engagement, or to contribute to payments which any of such persons might be required to make with respect to such liabilities.
In the ordinary course of business, certain of DVBCF’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the CPLP Group, DSS LP, or Athena or any other party that may be involved in the Transactions and their respective affiliates or any currency or commodity that may be involved in the Transactions.
During the two years preceding the date of the delivery of its opinion, neither DVBCF nor any of its affiliates provided any investment banking or financial advisory or other financial services to CPLP, nor did DVBCF or any of its affiliates receive compensation from CPLP. However, certain of DVBCF’s affiliates in the past have provided and currently are providing investment banking or financial advisory or other financial services to participants in the Transactions and/or their respective affiliates, including DSS LP, for which DVBCF and its affiliates have received, and may continue to receive, compensation. For the prior engagements, DVBCF received customary fees, expense reimbursement and indemnification and for such prior engagements during the two years preceding the date of the delivery of its opinion, DVBCF and its affiliates received compensation of  $4.528 million in the aggregate from DSS LP and its affiliates.
Interests of CPLP’s Directors and Executive Officers in the Transactions
As of November 27, 2018, CPLP’s directors and executive officers owned less than 1% of the outstanding common units of CPLP.
Except as described below, none of CPLP’s directors or executive officers will receive any severance or other compensation as a result of the Transactions, or any extra or special benefit that is not shared on a pro rata basis by all the holders of CPLP common units in connection with the Transactions. If a director or executive officer of CPLP owns CPLP common units, such director or executive officer will have the right to participate in the distribution on the same terms as other holders of CPLP common units.
The special committee was aware of and considered the interests described below, among other matters, in deciding to approve the terms of the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the Company) and the Transactions.
Furthermore, the conflicts committee was aware of and considered the interests described below, among other matters, in deciding to grant special approval with respect to the Transaction Agreement, the ancillary agreements (including the technical and commercial management and consultancy services arrangements between CSM and the Company) and the Transactions.
Compensation of Members of Management in Connection with the Transactions
The CPLP special committee may determine, in its sole discretion, to allocate additional ad hoc compensation to the management of CPLP having regard to a range of considerations, including the additional burden in terms of time and efforts arising in connection with the Transactions and the outcome and execution of the Transactions.
Role at Diamond S after the Transactions
Mr. Kalogiratos, who serves as the Chief Executive Officer of the CPLP GP and a director on the CPLP board of directors, and Mr. Gerasimos Ventouris, who serves as the Chief Operating Officer of the CPLP GP, are expected to serve on the board of directors of the Company as further described in the section of this information statement entitled “Management.”
Rights of Certain Shareholders
Messrs. Kalogiratos and Ventouris are each employed by the CPLP GP, which was, as of November 27, 2018, wholly owned by CMTC.

On a pro forma basis, assuming an issuance of an aggregate of approximately 38,560,000 shares of Diamond S common stock in the Transactions, the Marinakis family, including Mr. Evangelos M. Marinakis, who may be deemed to beneficially own an 18.8% interest in CPLP as of the date of this information statement, may be deemed to beneficially own, through CMTC, the CPLP GP and CCIC, approximately 6.2% of the outstanding shares of Diamond S common stock.
CMTC and its affiliates will have the ongoing right, subject to certain conditions, to appoint directors on the Company’s board and will have certain registration rights, as more fully described in the section entitled “Certain Relationships and Related Person Transactions.”
Commercial Arrangements with CSM
In addition to his functions as the general partner of CPLP, Mr. Ventouris also serves as the Chief Commercial Officer of CSM, the current manager of CPLP’s fleet.
CSM will provide technical and commercial management and consultancy services to the Company under arrangements between CSM and the Company for a period of five years following the Transactions. For additional information regarding these agreements, please refer to the section of this information statement entitled “Certain Relationships and Related Person Transactions.”
CPLP Special Committee Compensation
In light of the significant time commitments required of the members of the special committee, the CPLP board of directors agreed that CPLP will pay, without regard to the success or failure of the Transactions and in addition to the reimbursement of expenses and payment of all other fees as members of the CPLP board of directors, (1) US$25,000 to each member of the special committee (other than the chairman of the special committee) on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 (if any), $8,000 per month thereafter and (2) US$50,000 to the chairman of the special committee on January 2, 2019 and, with respect to services performed beginning of January 1, 2019 (if any), $16,000 per month thereafter.
Indemnification of Directors and Officers
CPLP is a limited partnership organized under the laws of the Republic of the Marshall Islands.
The CPLP Limited Partnership Agreement contains indemnification provisions that provide that CPLP will indemnify and hold harmless the following persons, among others, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any claims, demands, actions, suits or proceedings, in which any such person may be involved, or is threatened to be involved: (1) CPLP’s general partners, (2) any person who is or was an affiliate of the general partner, (3) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity referred to in (1) and (2), (4) any persons designated by the CPLP board of directors and (5) the members of the CPLP board of directors. CPLP must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct.
In addition, the CPLP Limited Partnership Agreement also provides that CPLP will advance expenses (including legal fees and expenses) incurred by any of the persons described above in defending any claim, demand, action, suit or proceeding upon receipt of an undertaking that such person will repay such amount if it shall be determined that such person is not entitled to be indemnified under the terms of the CPLP Limited Partnership Agreement.
CPLP may purchase insurance against any liabilities that may be asserted against, and any expenses that may be incurred by, any of the persons described above for CPLP’s activities or such person’s activities on CPLP’s behalf, regardless of whether CPLP would have the power to indemnify such persons against liabilities under the CPLP Limited Partnership Agreement.

Under the CPLP Limited Partnership Agreement, none of the persons described above will be liable for monetary damages to CPLP or CPLP’s limited partners for losses sustained or liabilities incurred as a result of any act or omission of such person unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such person acted in bad faith or engaged in fraud or willful misconduct.
The Transaction Agreement
The following is a summary of the material provisions of the Transaction Agreement. This summary is qualified in its entirety by reference to the full text of the Transaction Agreement, which is attached as Annex A to this information statement and incorporated herein by reference. CPLP unitholders are urged to read the Transaction Agreement in its entirety. This summary of the Transaction Agreement has been included to provide CPLP unitholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not by this summary or any other information included in this information statement. It is not intended to provide any other factual information about CPLP, DSS LP, Diamond S or any other entity that is a party to the Transaction Agreement. Information regarding CPLP, DSS LP and Diamond S can be found elsewhere in this information statement. See also “Where You Can Find More Information.”
The Restructuring
Prior to consummating the distribution and the Mergers (as further described below in the sections titled “— The Distribution” and “— Mergers”), CPLP will effect a reorganization of its crude and products tanker business (the “Diamond S Business”). The reorganization will involve the transfer of the Diamond S Assets (as defined below) to Athena SpinCo and the assumption of the Diamond S Liabilities (as defined below) by Athena SpinCo, as well as the cash and other adjustments described below (such transfer, payments and adjustments, the “Restructuring”).
Diamond S Assets
The assets to be assigned or transferred to Athena SpinCo (the “Diamond S Assets”) include all of the following assets that are owned by CPLP or any of its subsidiaries as of the Lockbox Date (as defined below), as well as any other assets that are owned by such entities and used or held for use exclusively in the Diamond S Business:
•
the vessels specified in the Transaction Agreement (the “Diamond S Vessels”), including their names and the good will associated therewith;

•
all equity interests in the companies that own an interest in the Diamond S Vessels;

•
all computers and other electronic data equipment, fixtures, machinery, tools, equipment, furniture and other tangible personal property located on, or exclusively used or exclusively held for use in the operation of, any of the Diamond S Vessels (wherever located);

•
all consumables to the extent held or designated specifically for the operation of the Diamond S Vessels (wherever located), including bunkers, lubricating oil, paint and bonded stores (collectively, the “Diamond S Inventory”);

•
all rights and benefits of CPLP and any of its subsidiaries pursuant to, and associated with, all charters for Diamond S Vessels and certain other specified contracts (the “Diamond S Contracts”);

•
all governmental approvals that are specifically used in or relate to the Diamond S Business, including the operation of any of the Diamond S Vessels;

•
all books and records primarily relating to one of the Diamond S Vessels or the entities that own the Diamond S Vessels and all other records exclusively related to the Diamond S Business (subject to certain specified exceptions);

•
subject to the adjustments specified in the Transaction Agreement, the benefit of all prepaid expenses attributable to the Diamond S Business and certain specified advances;

•
all rights to past, present and future causes of action, lawsuits, judgments, claims, counterclaims and demands, as well as insurance coverages (subject to the Transaction Agreement);

•
all rights in the confidentiality provisions of any confidentiality, non-disclosure or other similar contracts that are not otherwise being transferred to Athena SpinCo to the extent that such provisions relate to confidential information of the Diamond S Business; and

•
all rights of Diamond S and its subsidiaries under the Transaction Agreement or any other agreement, certificate, instrument or documents delivered in connection with the Transaction Agreement.

The “Lockbox Date” means 11:59 p.m. local time on a date agreed to by CPLP and DSS LP (provided that, if they fail to agree, the Lockbox Date will be 11:59 p.m. local time on the last day of the month in which this information statement becomes effective, but not earlier than December 31, 2018).
The Transaction Agreement provides that Diamond S Assets will exclude the following (the “Excluded Assets”):
•
all assets in respect of all employment-related contracts and compensation and benefit plans and agreements;

•
all financial and tax records relating to the Diamond S Business that form part of the general ledger of CPLP or any of its subsidiaries (other than Athena SpinCo and its subsidiaries), as well as any auditor work papers and other tax records (including accounting records) of CPLP and its subsidiaries (other than Diamond S and its subsidiaries); provided that, upon request, copies of any portions of these materials that relate to the Diamond S Business will be provided to Athena SpinCo;

•
all records prepared by or on behalf of CPLP or any of its subsidiaries relating to the negotiation of the transactions and all records prepared by or on behalf of CPLP or any of its subsidiaries in connection with the potential divestiture of all or a part of the Diamond S Business;

•
all contracts and agreements of CPLP and its subsidiaries that are not Diamond S Contracts;

•
all rights of CPLP and its subsidiaries under the Transaction Agreement or any other agreement, certificate, instrument or documents delivered in connection with the Transaction Agreement; and

•
any and all assets that are expressly contemplated by the Transaction Agreement or any other agreement delivered in connection with the Transaction Agreement as assets to be retained by CPLP or any of its subsidiaries (other than Athena SpinCo and its subsidiaries).

Diamond S Liabilities
The liabilities to be assumed by Athena SpinCo (the “Diamond S Liabilities”) include all of the following (subject to the adjustments set forth in the Transaction Agreement and any provision thereof relating to liabilities that CPLP will continue to settle):
•
all liabilities, including any tax and environmental liabilities, relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, at or after the Lockbox Date (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case prior to, at or after the Lockbox Date), in each case to the extent that such Liabilities relate to, arise out of or result from the activities or operations of the Diamond S Business or the ownership or use of the Diamond S Assets;

•
all liabilities that are expressly provided by the Transaction Agreement or any other agreement delivered in connection with the Transaction Agreement as liabilities to be assumed by Athena SpinCo or any of its subsidiaries, and all agreements, obligations and liabilities of Athena SpinCo and its subsidiaries under the Transaction Agreement or any other agreement delivered in connection with the Transaction Agreement;

•
all liabilities to the extent relating to, arising out of or resulting from the Diamond S Contracts or any governmental approvals insofar as such approval benefits Athena SpinCo or any of its subsidiaries; and

•
all liabilities arising out of claims made by any third party (including CPLP’s or Athena SpinCo’s respective officers, shareholders, employees and agents) against CPLP or Athena SpinCo or any of their respective subsidiaries to the extent relating to, arising out of or resulting from the Diamond S Business or a Diamond S Asset or the other business, operations, activities or liabilities referred to in the immediately preceding bullets.

The Transaction Agreement provides that Diamond S Liabilities will exclude the following (the “Excluded Liabilities”):
•
any indebtedness of CPLP and its subsidiaries (other than, for the avoidance of doubt, liabilities under the new financing incurred in connection with the Transactions);

•
any liability of CPLP and its subsidiaries arising from CPLP’s filings with the SEC (except that CPLP assumes no liability in respect of information provided by DSS LP for purposes of any SEC filing or application with any stock exchange in connection with the Transactions);

•
all liabilities of either CPLP or Athena SpinCo or any of their respective subsidiaries to the extent relating to, arising out of or resulting from the business of CPLP and its subsidiaries (other than the Diamond S Business) or the Excluded Assets;

•
all liabilities arising out of claims made by any third party (including CPLP’s or Athena SpinCo’s respective officers, shareholders, employees and agents) against CPLP or Athena SpinCo or any of their respective subsidiaries to the extent relating to, arising out of or resulting from the business of CPLP and its subsidiaries (other than the Diamond S Business) or the Excluded Assets; and

•
any liabilities that are expressly contemplated by the Transaction Agreement or any agreement delivered in connection with the Transaction Agreement as liabilities to be retained, paid or assumed by CPLP or any of its subsidiaries (other than Athena SpinCo and its subsidiaries).

If necessary, Athena SpinCo will assign and transfer any Excluded Assets and Excluded Liabilities to CPLP or one of its subsidiaries. The Transaction Agreement contains customary provisions that address delayed transfers and misallocation of assets or liabilities.
Lockbox Date to Effective Time of the Distribution
Subject to the terms of the Transaction Agreement, during the period from (and excluding) the Lockbox Date:
•
all revenues and operating expenses that would be attributable to the Diamond S Business will accrue to Athena SpinCo;

•
CPLP will manage the inventory of Athena SpinCo as needed for the operation of the Diamond S Business in the ordinary course and the cost thereof will be charged to the Diamond S Business;

•
all expenditures incurred to maintain the Diamond S Vessels or to maintain or replace the equipment and certain other personal tangible personal property will be charged to the Diamond S Business; and

•
the acquisition, consummation or expiration of certain assets being contributed to the Diamond S Business will be for the account of the Diamond S Business.

The Lockbox Amount (as defined below) will include (without duplication) any amounts paid or received in respect of the four bullet points above.
Certain other operational restrictions relating to the period from the date of the Transaction Agreement to closing and from the Lockbox Date to closing are discussed below in the section titled “— Conduct of the Business Pending the Transactions.”

Intercompany Agreements/Intercompany Accounts
The Transaction Agreement provides that, except for agreements that are to be entered into at the closing of the Transactions and charters in effect between CMTC or one of its affiliates and Athena SpinCo or one of its subsidiaries:
•
insofar as the Diamond S Vessels are concerned, the existing management agreements will be terminated immediately prior to the effective time of the distribution, and any rights or obligations (including indemnification obligations) of CPLP or its subsidiaries that survive termination pursuant to the terms of those agreements will, to the extent they relate to the Diamond S Vessels, be Diamond S Assets and Diamond S Liabilities. Athena SpinCo will enter into new management agreements, in substantially the form attached to the Transaction Agreement, effective on the effective time of the distribution;

•
all other intercompany agreements between Athena SpinCo or any of its subsidiaries and CPLP or any of its subsidiaries will terminate effective as of the Lockbox Date; and

•
all intercompany accounts will be satisfied, settled or otherwise terminate as specified in the Transaction Agreement.

Cash, Working Capital and Proration of Charter Hires
At the closing of the Transactions, and subject to certain adjustments set forth in the Transaction Agreement, CPLP will contribute to Athena SpinCo (or Athena SpinCo will pay to CPLP if this results in a negative number) an amount of cash equal to:
•
$10 million; plus

•
the unearned portion of the charter hire paid in advance under certain long-term charters of Diamond S Vessels as at the Lockbox Date; plus

•
an amount reflecting the net cash receipts of the Diamond S Business during the period from (and excluding) the Lockbox Date to closing (the “Lockbox Amount”).

This amount will be estimated for purposes of the closing of the Transactions and will be subject to a post-closing true-up. Other than as specified in the Transaction Agreement, CPLP will not be required to contribute any cash to Athena SpinCo and CPLP and its subsidiaries are entitled to use and dispose of all cash generated by the Diamond S Business prior to the effective time of the distribution.
Within five business days following the Lockbox Date, CPLP will calculate, as of the Lockbox Date, the estimated net value of all current assets (other than cash) and all current liabilities (other than the current portion of long-term debt) attributable to the Diamond S Business. The result of such calculation is referred to as the “Adjusted Diamond S Working Capital.” Subject to certain exceptions for in-progress spot voyages discussed below, CPLP will retain for its own benefit, and Athena SpinCo will pay over to CPLP, all cash payments received in respect of all trade account receivables reflected in the Adjusted Diamond S Working Capital, while Athena SpinCo will have the benefit of all trade account receivables arising after the Lockbox Date. Furthermore, Athena SpinCo will reimburse CPLP for all prepaid expenses reflected in the Adjusted Diamond S Working Capital, and CPLP will settle currently liabilities of Athena SpinCo reflected in the Adjusted Diamond S Working Capital as such liabilities become due. For so long as any Athena SpinCo prepaid expenses and Athena SpinCo current liabilities reflected in the Adjusted Diamond S Working Capital remain outstanding, CPLP and Athena SpinCo will cause the manager of each Diamond S Vessel to (1) advance the payment of Athena SpinCo current liabilities and invoice the relevant party (and such party will reimburse the manager for such advances), and (2) invoice Athena SpinCo for prepaid expenses reflected in the Adjusted Diamond S Working Capital as such items are received or invoiced. Athena SpinCo will bear all current liabilities arising out of the Diamond S Business after the Lockbox Date, whether or not reflected in the Adjusted Diamond S Working Capital.
With respect to any voyage undertaken by a Diamond S Vessel pursuant to a spot (rather than time-based) charter that is in-progress as of the Lockbox Date, the parties to the Transaction Agreement will calculate the amount of earnings attributable to such charter by subtracting the amount of expenses arising from such charter from the revenue derived from it. Such amount is referred to as the “Actual

Earnings.” Thereafter, the parties will determine the amount of such earnings that are allocable to the pre-Lockbox Date portion of such charter. Such amount is referred to as the “Prorated Earnings.” If the Prorated Earnings are greater than the Actual Earnings, Athena SpinCo will pay to CPLP the amount of such difference, and if the Actual Earnings are greater than the Prorated Earnings, CPLP will pay to Athena SpinCo the amount of such difference.
The foregoing calculations are subject to challenge by either DSS LP or CPLP, as applicable, and, if the parties do not agree to final values for such items following any such challenge, final determination by an independent accountant.
The Distribution
The Transaction Agreement provides that DSS LP, Athena SpinCo and CPLP will cooperate to accomplish the pro rata distribution of shares of Diamond S common stock to CPLP’s unitholders (the “distribution”) and promptly take any actions reasonably requested to effect the distribution. The board of directors of CPLP, in consultation with DSS LP, will establish a record date for the distribution and the date on which the distribution will occur (the “distribution date”) on the earliest practicable dates following (1) the satisfaction or waiver of applicable conditions precedent in the Transaction Agreement (including the prior consummation of the Restructuring), and (2) the determination of shares to be issued to DSS LP as consideration for the Mergers. Such determination is discussed below in the section entitled “— Determination of Shares.”
On or prior to the distribution date, Diamond S (after giving effect to the name change referred to herein) will deliver to the transfer agent book-entry transfer authorizations for the number of shares to be distributed to record holders of CPLP common units and general partner units pursuant to the distribution, and the transfer agent will distribute the appropriate number of shares of Diamond S common stock to such record holders at the effective time of the distribution by way of direct registration in book-entry form. Diamond S will not issue paper share certificates in respect of the shares of Diamond S common stock.
No fractional shares of Diamond S common stock will be distributed or credited pursuant to the distribution. All fractional shares of Diamond S common stock that a former holder of CPLP units would otherwise be entitled to receive as a result of the distribution will be aggregated, and CPLP will cause the whole shares obtained by such aggregation to be sold in the open market promptly and in no case later than 120 calendar days after the distribution. CPLP will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of shares of Diamond S common stock that would otherwise be entitled to receive such fractional shares of Diamond S common stock pursuant to the distribution.
Mergers
Immediately following the distribution, Athena Mergerco 1 Inc., Athena Mergerco 2 Inc. and Athena Mergerco 3 LLC (collectively, the “Diamond S Merger Subs”), each currently a wholly owned subsidiary of Athena SpinCo, will merge with and into DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC, respectively. Such mergers are referred to as the “First-Step Mergers.” Each of DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC will continue as the surviving companies of the First-Step Mergers and will be direct, wholly owned subsidiaries of Diamond S.
At the effective time of the First-Step Mergers, by virtue of the First-Step Mergers and without any action on the part of the parties to the Transaction Agreement:
•
each share of common stock or membership interest, as applicable, of the Diamond S Merger Subs will be converted into one fully paid and non-assessable share of common stock or membership interest, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. or Diamond S Technical Management LLC; and

•
all issued shares of common stock or membership interests, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC will automatically be canceled and retired and will be converted into the right to receive a number of shares of Diamond S common stock determined pursuant to the procedure described below in “— Share Determination.”

Immediately after the First-Step Mergers, each of DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC will merge with and into Athena Mergerco 4 LLC (“Merger Sub”), currently a wholly owned subsidiary of Athena SpinCo, with Merger Sub continuing as the surviving company. Such mergers are referred to as the “Second-Step Mergers” and, together with the First-Step Mergers, the “Mergers.”
At the effective time of the Second-Step Mergers, by virtue of the Second-Step Mergers and without any action on the part of the parties to the Transaction Agreement, each share of common stock or membership interest, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC will be canceled and retired and will cease to exist, and no consideration will be delivered therefor. Each membership interest of Merger Sub issued and outstanding before the Second-Step Mergers will be converted into and will become one newly issued, fully paid and non-assessable membership interest in Merger Sub.
No fractional shares of Diamond S common stock will be issued pursuant to the Mergers. All fractional shares of Diamond S common stock that a holder of common stock or membership interests, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. or Diamond S Technical Management LLC would otherwise be entitled to receive as a result of the Mergers will be aggregated, and Diamond S will cause the whole shares obtained by such aggregation to be sold in the open market promptly and in no case later than 120 calendar days after the issuance of shares of Diamond S Common Stock. Diamond S will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of common stock or membership interests, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. or Diamond S Technical Management LLC that would otherwise be entitled to receive such fractional shares of Diamond S common stock pursuant to the Mergers.
Determination of Shares
The number of shares of Diamond S common stock to which holders of common stock or membership interests, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. or Diamond S Technical Management LLC will be entitled to receive as consideration for the First-Step Mergers will be determined by the following formula:
A x B C
Where:
A	=	the number of shares of Diamond S common stock outstanding immediately after the consummation of the distribution
B	=	the DSS LP Asset Values
C	=	the Diamond S Asset Values
The “DSS LP Asset Values” will be determined by the following formula:
D – E – F
Where:
D	=	the charter-attached value of each DSS LP vessel to be owned by Diamond S following the consummation of the Transactions, subject to certain adjustments set forth in the Transaction Agreement

E	=	the consolidated indebtedness of DSS LP, adjusted to reflect the amount of DSS LP working capital as set forth in the Transaction Agreement
F	=	the amount of the Premium (as defined below)
The “Diamond S Asset Value at the Lockbox Date” will be determined by the following formula:
G + H + I – J + K
Where:
G	=	the charter-attached value of each vessel contributed to Diamond S by CPLP, subject to certain adjustments set forth in the Transaction Agreement
H	=	$10 million
I	=	the aggregate value of (1) all consumables of Diamond S to the extent held or designated specifically for the operation of Diamond S Vessels, (2) cash on Diamond S Vessels, and (3) advances on certain ballast water treatment systems and scrubbers to be installed on Diamond S Vessels
J	=	$309 million
K	=	an amount equal to 10.3% of the sum of G + H + I – J (referred to as the “Premium”); provided that the amount of the Premium will not be lower than $23 million or greater than $25 million
That portion of the shares of Diamond S common stock not reserved to be paid to holders of common stock or membership interests, as applicable, of DSS Crude Transport Inc., DSS Products Transport Inc. or Diamond S Technical Management LLC as consideration for the First-Step Mergers will be distributed to record holders of CPLP common units and general partner units pursuant to the distribution.
Closing; Effective Time
Under the terms of the Transaction Agreement, the consummation of the Transactions will occur on the earliest practicable date following the satisfaction of the conditions precedent to the Transactions (other than those that by their terms are to be satisfied at the Closing). The closing of the Transactions will occur on the same day, and the parties to Transaction Agreement will work together in good faith to cause all conditions precedent to the Transactions (other than those that by their terms are to be satisfied at the closing) to be satisfied, and for the closing to occur, on or prior to January 31, 2019.
Withholding Rights
Each of DSS LP, CPLP and Diamond S are entitled to deduct and withhold from any amounts otherwise payable under the Transaction Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Transaction Agreement as having been paid to the person otherwise entitled to such amounts in respect of which such deduction and withholding was made.
Post-Closing Diamond S Board of Directors
The Transaction Agreement provides that, immediately after the Mergers, the board of directors of Diamond S will be reconstituted to include the following persons as directors: Craig H. Stevenson, Jr., Nadim Z. Qureshi, Harold L. Malone III, Alexandra Kate Blankenship, Gerasimos G. Kalogiratos, Gerasimos Ventouris and Bart H. Veldhuizen.
Representations and Warranties
The Transaction Agreement contains representations and warranties that DSS LP has made to CPLP, on the one hand, and CPLP has made to DSS LP, on the other hand, as of specific dates. No representations or warranties were made as of any dates other than the dates specified in the Transaction Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the Transaction Agreement and may be subject to important qualifications and limitations agreed to by DSS LP and CPLP in connection with negotiating the terms of the Transactions or contained in other disclosure documentation. Such disclosure documentation may contain information that modifies, qualifies or creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, the representations and warranties may be subject to contractual standards of materiality different from those generally applicable to shareholder communications, or may have been used for the purpose of allocating risk among DSS LP and CPLP. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. DSS LP, CPLP and Diamond S acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to ensure compliance with all applicable securities laws.
The representations and warranties contained in the Transaction Agreement relate to, among other things, the following:
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each party’s and its subsidiaries’ due incorporation, valid existence and good standing;

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authority to enter into and perform obligations under the Transaction Agreement;

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board and equityholder approvals obtained or required in connection with the Transactions;

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governmental consents and approvals;

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absence of conflicts with or violations of governance documents, other obligations or laws;

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capitalization;

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subsidiaries;

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financial statements;

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accuracy of information in disclosure documents to be filed with the SEC;

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absence of certain changes or events;

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absence of undisclosed liabilities;

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compliance with applicable laws;

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permits;

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absence of investigations or litigation;

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intellectual property matters;

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tax matters;

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employment and employee benefits matters;

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environmental matters;

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material contracts; and

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payment of fees to brokers or finders in connection with the Transactions.

Many of the representations and warranties contained in the Transaction Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and none of the representations and warranties will survive the closing. The Transaction Agreement does not contain any post-closing indemnification obligations with respect to these matters.
The term “material adverse effect,” when used with respect DSS LP, is defined in the Transaction Agreement to mean any circumstance, change, development, condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of DSS LP and its subsidiaries, taken as a whole. With respect to DSS LP, the term “material adverse effect” does not include any effect resulting or arising from or relating to the following matters (except, in the case of the first, second, third, fourth and ninth bullet points below, to the extent that such effect has a disproportionate effect on DSS LP and its subsidiaries, taken as a whole, as compared to similarly situated businesses generally operating in the United Sates and other geographic areas in which DSS LP and its subsidiaries operate):
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general conditions in the industry in which DSS LP competes;

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any conditions in the United States general economy or the general economy in other geographic areas in which DSS LP operates or proposes to operate;

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political conditions, including acts of war (whether or not declared), armed hostilities, acts of terrorism or developments or changes therein;

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any conditions resulting from natural disasters;

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compliance by DSS LP with its covenants or obligations in the Transaction Agreement;

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the failure of the financial or operating performance of DSS LP to meet internal forecasts or budgets for any period prior to, on or after the date of the Transaction Agreement (but the underlying reasons for the failure to meet such forecasts or budgets may be considered provided that they are not otherwise excluded from the definition of  “material adverse effect” as such term applies to DSS LP);

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any action taken or omitted to be taken at the request or with the consent of CPLP;

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effects or conditions resulting from the announcement of the Transaction Agreement or the Transactions, including any employee departures and any actions taken by customers or suppliers of DSS LP or its subsidiaries to terminate, discontinue or not renew their contracts with DSS LP or its subsidiaries or otherwise withhold any consent necessary in respect of such contracts; or

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changes in applicable laws or U.S. GAAP.

The term “material adverse effect,” when used with respect to the Diamond S Business, is defined in the Transaction Agreement to mean any circumstance, change, development, condition or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Diamond S Business, taken as a whole. With respect to the Diamond S Business, the term “material adverse effect” does not include any effect resulting or arising from or relating to the following matters (except, in the case of the first, second, third, fourth and ninth bullet points below, to the extent that such effect has a disproportionate effect on the Diamond S Business as compared to similarly situated businesses generally operating in the United Sates and other geographic areas in which the Diamond S Business operates):
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general conditions in the industry in which the Diamond S Business competes;

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any conditions in the United States general economy or the general economy in other geographic areas in which the Diamond S Business operates or proposes to operate;

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political conditions, including acts of war (whether or not declared), armed hostilities, acts of terrorism or developments or changes therein;

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any conditions resulting from natural disasters;

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compliance by CPLP with its covenants or obligations in the Transaction Agreement;

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the failure of the financial or operating performance of the Diamond S Business to meet internal forecasts or budgets for any period prior to, on or after the date of the Transaction Agreement (but the underlying reasons for the failure to meet such forecasts or budgets may be considered provided that they are not otherwise excluded from the definition of  “material adverse effect” as such term applies to CPLP and Athena SpinCo);

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any action taken or omitted to be taken at the request or with the consent of DSS LP;

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effects or conditions resulting from the announcement of the Transaction Agreement or the Transactions, including any employee departures and any actions taken by customers or suppliers of the Diamond S Business to terminate, discontinue or not renew their contracts with the Diamond S Business or otherwise withhold any consent necessary in respect of such contracts; or

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changes in applicable laws or U.S. GAAP.

Conduct of Business Pending the Transactions
Each of the parties has undertaken to perform customary covenants in the Transaction Agreement that place restrictions on it and its subsidiaries until the earlier of the closing date of the Transaction and the date on which the Transaction Agreement is terminated in accordance with its terms as described below under “— Termination.”
In general, each of CPLP, Athena SpinCo and the subsidiaries of Athena SpinCo party to the Transaction Agreement (collectively, the “CPLP Parties”) have agreed that, prior to the closing, they will use their respective commercially reasonable efforts to conduct the Diamond S Business in the ordinary course in all material respects, preserve the assets of Athena SpinCo, and maintain the goodwill and reputation of the Diamond S Business in all material respects.
In addition, CPLP has agreed that, prior to the closing, except as expressly consented to by DSS LP (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain other agreed exceptions, it will not, and will cause its subsidiaries not to, take any of the following actions:
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sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, (1) any Diamond S Vessel (other than entering into a charter for a term of 12 months or less in the ordinary course) or (2) any other asset (other than in the ordinary course);

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(1) issue, sell, transfer, pledge or dispose of any shares of Diamond S common stock or any other equity interests of Athena SpinCo or (2) split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any shares of Diamond S common stock or any other equity interests of Athena SpinCo (other than as required under existing credit facilities);

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to the extent it relates to the Diamond S Business or the assets or liabilities of Athena SpinCo, (1) make a material change in the accounting or tax reporting principles, methods or policies, except as required by a change in U.S. GAAP, (2) make, change or revoke any material tax election or method of accounting on which tax reporting is based, (3) settle or compromise any material tax claim or liability, or enter into any material tax closing agreement, or (4) amend any tax return;

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other than in the ordinary course, (1) amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent, in each case, in any material respect, with respect to certain enumerated Athena SpinCo contracts that will be in effect after the closing, or (2) enter into or assume certain specified categories of contracts, including, in each of clauses (1) and (2), any contract for the installation of ballast water treatment system or scrubbers in respect of any Diamond S Vessel;

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adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Athena SpinCo or any of its subsidiaries;

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impose any liability to be retained by CPLP or its subsidiaries following the closing on Athena SpinCo or any of its subsidiaries;

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amend the articles of incorporation, bylaws or other governance documents of Athena SpinCo or any of its subsidiaries; or

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enter into any contract with any affiliate with respect to the operation of the Diamond S Business other than any charter in accordance with the standard set forth in the first bullet point above.

From the Lockbox Date to the closing, without the prior written consent of DSS LP (such consent not to be unreasonably withheld, conditioned or delayed), CPLP will not, and will not permit its subsidiaries to, (1) advance funds to vendors of Athena SpinCo (other than for spot voyages and advances to agents for voyages) in excess of  $100,000 individually and $500,000 in the aggregate, or (2) incur or make any commitment with respect to CPLP expenditures in excess of  $100,000 individually or $500,000 in the aggregate, in each case, to the extent that any such advance or incurrence would create a liability that Athena SpinCo or its subsidiaries or DSS LP or its subsidiaries would have any obligation for under the Transaction Agreement.
In general, each of DSS LP, DSS Crude Transport Inc., DSS Products Transport Inc. and Diamond S Technical Management LLC (the “DSS Parties”) have agreed that, prior to the closing, they will use their respective commercially reasonable efforts to conduct their business in the ordinary course in all material respects, preserve their assets, and maintain the goodwill and reputation of their business in all material respects.
In addition, DSS LP has agreed that, prior to the closing, except with the prior written consent of CPLP (which consent may not be unreasonably withheld, conditioned or delayed), and subject to certain other agreed exceptions, DSS LP will not, and will not permit any of its subsidiaries to, take any of the following actions:
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other than as contemplated by the Transaction Agreement, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any DSS LP vessel (other than entering into a charter for a term of 12 months or less in the ordinary course) or any other asset (other than in the ordinary course);

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(1) issue, sell or approve the transfer or disposal of any equity interests of any DSS Party or (2) reclassify, redeem, repurchase or acquire (directly or indirectly) any equity interests of any DSS Party, as applicable, to the extent that such issuance, sale, approval, reclassification, redemption, repurchase or acquisition would reasonably be expected to make it materially more difficult to obtain all governmental approvals necessary for the consummation of the transactions contemplated by the Transaction Agreement or to avoid the entry of  (or the commencement of litigation seeking the entry of) or to effect the dissolution of any injunction, temporary restraining order or other order that would materially delay or prevent the completion of such transactions, or would otherwise reasonably be expected to materially delay the consummation of such transactions;

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(1) make a material change in accounting or tax reporting principles, methods or policies, except as required by a change in U.S. GAAP, (2) make, change or revoke any material tax election or method of accounting on which tax reporting is based, (3) settle or compromise any material tax claim or liability, or enter into any material tax closing agreement, or (4) amend any tax return;

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other than in the ordinary course, amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent, in each case, in any material respect, with respect to certain enumerated contracts or enter into or assume certified specified categories of contracts;

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enter into any settlement or offer or propose to enter into any settlement or otherwise compromise or waive any material claims or rights of the business of the DSS Parties, in each case that would materially and adversely affect the business of DSS LP or its subsidiaries or limit the ability of DSS LP to conduct its business following the closing in any geographic area or in any other material respect;

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adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of DSS LP or any of its subsidiaries, as applicable (other than as contemplated by the Transaction Agreement);

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make or declare any distributions to any partner or holder of any equity interest or enter into any contract with any partner or affiliate (excluding compensation or benefits to management partners) or manage cash and working capital levels other than in accordance with past practice; or

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enter into any contract to purchase or have constructed any vessel, directly or indirectly pursuant to a merger, consolidation, joint venture or other transaction.

Tax Matters
The Transaction Agreement contains certain additional representations, warranties and covenants relating to the tax status of the parties and the intended tax treatment of the Transactions.
SEC Filings
DSS LP and CPLP have agreed to prepare and file with the SEC appropriate documents, including a registration statement on Form 10 to register under the Exchange Act the shares of Diamond S common stock and such other form(s) as will be required under applicable SEC rules and regulations. DSS LP and CPLP have also agreed to use reasonable best efforts to have the registration statement described above declared effective under the Exchange Act as promptly as practicable after such filings.
Efforts
The Transaction Agreement provides that each of the DSS LP Parties and the CPLP Parties will use reasonable best efforts to consummate the Transactions, including:
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forming legal entities, opening bank accounts and seeking or reaffirming any consents, approvals or waivers previously granted (provided that neither DSS LP nor CPLP will be required to make any non-de minimis payments, incur any non-de minimis liability or offer or grant any non-de minimis accommodation (financial or otherwise) to any third party in connection with obtaining any consent or governmental approval); and

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obtaining and maintaining all governmental approvals or consents required by any antitrust laws in all jurisdictions where the failure to make a filing or notification of the Transactions or to consummate the Transactions without having obtained such governmental approvals or consents would be reasonably likely to expose any of the DSS Parties or CPLP Parties to a risk of financial penalties or other sanctions. CPLP and DSS LP do not believe that any such governmental approvals or consents are required.

No Solicitation
The Transaction Agreement requires each of CPLP and DSS LP to immediately cease any discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a merger, consolidation or other transaction that would reasonably be expected to prevent or materially delay the Transactions (a “Competing Transaction”). No party to the Transaction Agreement will authorize or permit any of its subsidiaries to, directly or indirectly, (1) solicit, initiate or encourage the submission of any Competing Transaction or (2) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Competing Transaction. Furthermore, the Transaction Agreement provides that each party will, as promptly as reasonably practicable (and in any case within 24 hours), advise the others orally and in writing of any proposal for a Competing Transaction or any inquiry with respect to or that would reasonably be expected to lead to any Competing Transaction, and the identity of the person making any such Competing Transaction proposal or inquiry and the material terms of any such Competing Transaction proposal or inquiry. The party receiving such Competing Proposal must (1) keep the other parties reasonably informed of the status including any change to the material terms of any such proposal or inquiry and (2) provide to the other parties as promptly as reasonably practicable (and in any case within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to or by the party in connection with any Competing Transaction.

Financing
Simultaneously with the execution of the Transaction Agreement, DSS LP entered into commitment letters for the $360,000,000 Facility described in “Description of Material Indebtedness” (the “Commitment Letters”).
The Transaction Agreement provides that DSS LP will, and will cause its subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the debt financing on the terms and conditions described in the Commitment Letters. Furthermore, DSS LP is required to, and to cause its subsidiaries to, use reasonable best efforts to, among other things:
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maintain the Commitment Letters in effect until the closing;

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negotiate, execute and deliver definitive agreements with respect to the debt financing, on the terms and conditions contained in the Commitment Letters;

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comply with the obligations that are set forth in the Commitment Letters that are applicable to DSS LP or any of its subsidiaries and satisfy on a timely basis all conditions precedent to the availability of the debt financing set forth in the Commitment Letters and the definitive agreements for the debt financing (upon the effectiveness thereof) that are within its control; and

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notify CPLP if DSS LP becomes aware of any breach or default by any party to the Commitment Letters or if DSS LP believes it will not be able to obtain financing in at least the amounts contemplated by the Transaction Agreement.

The Transaction Agreement provides that if any portion of the financing contemplated by the Commitment Letters becomes unavailable or it becomes reasonably likely that it may become unavailable (including after taking into account and exercising any “flex” terms), DSS LP will use reasonable best efforts to arrange for alternative financing on terms and conditions (1) that is substantially similar in all material respects to the terms of the Commitment Letters, (2) that is not subject to any conditions to funding other than those contained in the Commitment Letters, (3) that does not affect the intended tax treatment of the Transactions, (4) that does not contain any additional terms that would reasonably be expected to prevent, impede or delay the closing, and (5) is in an amount sufficient to consummate the Transactions as promptly as practicable.
Except in limited circumstances, DSS LP may not, without the consent of CPLP, amend or modify the Commitment Letters in a manner that adds new or expands upon the conditions precedent to the funding in a manner that would reasonably be expected to prevent any of the Transactions from occurring, make the funding of the financing materially less likely to occur or adversely impact the ability of DSS LP to enforce it rights under the Commitment Letters or that would reduce the aggregate amount of the financing provided for under the Commitment Letters.
The Transaction Agreement provides that if any portion of the financing (or alternative financing) becomes or would reasonably be expected to become unavailable, such portion is necessary to fund the required financing amount under the Transaction Agreement, and the DSS Parties lack cash on hand sufficient to remediate such shortfall, DSS LP will cause its subsidiaries to use reasonable best efforts, including by disposing of one or more vessels or liquidating other assets, to procure cash sufficient to remediate such shortfall.
Prior to the closing of the Transactions, CPLP has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to provide the cooperation reasonably requested by DSS LP or Athena SpinCo that is customary in connection with the arrangement and consummation of the debt financing, including taking certain actions set forth in the relevant section of the Transaction Agreement.

Certain Other Covenants and Agreements
The Transaction Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Transaction Agreement) relating to:
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each party’s obligation to give to the other party and its authorized representatives reasonable access to the personnel, properties, books and records of CPLP and DSS LP, as applicable;

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the obligations of the parties to provide notice to the other parties of any action or proceedings commenced or threatened and relating to the Transactions and the receipt of any communication from any person alleging the consent of such person is required in connection with the Transactions;

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the making of public announcements concerning the Transactions; and

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the provision of certain financial statements by CPLP to DSS LP.

Conditions to the Transactions
The obligations of parties to the Transaction Agreement to consummate the Transactions are subject to the satisfaction or waiver of the following conditions:
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no preliminary or permanent injunction or order, judgment, award, decree, writ or other legally enforceable requirement shall have been issued that would make unlawful the consummation of the Transactions, and no governmental authority shall have instituted any proceeding (which remains pending at what otherwise would be the closing date) before any governmental authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Transactions;

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all applicable waiting periods (and any extensions thereof) under applicable antitrust laws, if any, shall have expired or otherwise been terminated and all applicable pre-closing governmental approvals, if any, shall have been obtained;

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the shares of Diamond S common stock to be distributed in the distribution and to be issued in the Mergers shall have been authorized for listing on the New York Stock Exchange of Nasdaq (if applicable), subject to notice of official distribution or issuance (as applicable);

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the registration statement on Form 10 shall have become effective in accordance with the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order;

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aggregate net proceeds under the credit facilities contemplated by the Commitment Letters (or an alternative financing), combined with additional Cash to be contributed by DSS LP (as described above in the section titled “— Financing”) shall be equal to at least the sum of  (1) $309 million plus (2) CPLP’s transaction expenses;

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all of CPLP’s outstanding Class B Convertible Preferred Units shall have been redeemed, repurchased or retired; and

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the number of shares of Diamond S common stock payable as consideration for the First-Step Mergers shall have been finally determined in accordance with the Transaction Agreement.

The conditions listed above are referred to as the “Joint Conditions to the Transactions.”
The obligations of the DSS Parties to effect the Mergers are subject to the satisfaction or waiver of the following additional conditions:
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all covenants of the CPLP Parties under the Transaction Agreement and the ancillary agreements to be performed on or before the Closing shall have been duly performed by the CPLP Parties in all respects;

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the representations and warranties of CPLP (other than representations and warranties with respect to corporate existence and power, corporate authorization, capitalization and brokers’ fees) (which shall be read as though none of them contained any materiality or material adverse effect qualifications) shall be true and correct in all respects as of the closing with the same effect as if made at and as of the closing (except that any representation and warranty made as of a specified date shall be true and correct as of the specified date), except where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a material adverse effect on the Diamond S Business;

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the representations and warranties of CPLP with respect to corporate existence and power, corporate authorization, capitalization and brokers’ fees shall be true and correct in all but de minimis respects;

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since the date of the Transaction Agreement, there shall not have occurred any event, occurrence, development or state of circumstance or fact, which individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on the Diamond S Business; and

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DSS LP shall have received a certificate of CPLP addressed to DSS LP and dated as of the closing date, signed on behalf of CPLP by an officer of CPLP, confirming the matters set forth in the preceding three bullet points.

All of the foregoing bullet points are referred to as “DSS Conditions to the Mergers.”
The CPLP Parties’ obligations to effect the Transactions are subject to the satisfaction or waiver of the following additional conditions:
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all covenants of the DSS Parties under the Transaction Agreement and the ancillary agreements to be performed on or before the closing date shall have been duly performed by the DSS Parties in all material respects;

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the representations and warranties of DSS LP (other than representations and warranties with respect to corporate existence and power, corporate authorization and brokers’ fees) (which shall be read as though none of them contained any materiality or material adverse effect qualifications) shall be true and correct in all respects of the closing with the same effect as if made at and as of the closing (except that any representation and warranty made as of a specified date shall be true and correct as of the specified date), except where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a material adverse effect on DSS LP and its subsidiaries, taken as a whole;

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the representations and warranties of CPLP with respect to corporate existence and power, corporate authorization and brokers’ fees shall be true and correct in all but de minimis respects;

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since the date of the Transaction Agreement, there shall not have occurred any event, occurrence, development or state of circumstance or fact, which individually or in the aggregate, has had or reasonably likely to have a material adverse effect on DSS LP and its subsidiaries, taken as a whole;

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DSS LP shall have provided to CPLP an interim balance sheet of the business of DSS LP and its subsidiaries as at 11.59 p.m. on the last day of the month preceding the closing date and a statement setting forth in reasonable detail DSS LP’s calculation of its working capital, together with an officer’s certificate certifying that such calculation has been compiled and calculated in accordance with the Transaction Agreement;

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DSS LP shall have obtained certain required consents and approvals from contractual counterparties; and

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CPLP shall have received a certificate of DSS LP addressed to CPLP and dated as of the closing date, signed on behalf of DSS LP by an officer of DSS LP, confirming the matters set forth in the first three bullet points of this paragraph.

All of the foregoing bullet points are referred to as “CPLP Conditions to the Transactions.”

In addition, the obligations of each of the parties to the Transaction Agreement to effect the Mergers are subject to the satisfaction or waiver of the following conditions: (1) the Restructuring shall have been consummated in accordance with and subject to the terms of the Transaction Agreement, and (2) the distribution shall have been consummated in accordance with and subject to the terms of the Transaction Agreement.
Termination
The Transaction Agreement may be terminated and the Transactions may be abandoned at any time prior to the closing by the mutual written consent of DSS LP and CPLP. In addition, subject to specified qualifications and exceptions, either DSS LP or CPLP may terminate the Transaction Agreement and abandon the Transactions at any time prior to the closing:
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if the closing does not occur on or prior to March 31, 2019 (the “End Date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Transaction Agreement to perform or observe in all material respects the covenants of such party set forth herein; or

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if  (1) there is any law that makes consummation of the Transactions illegal or otherwise prohibited or (2) any governmental authority having competent jurisdiction has issued an injunction or other order or taken any other action (which the terminating party must have complied with its obligations under the Transaction Agreement to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such injunction or other order or action becomes final and non-appealable.

In addition, subject to specified qualifications and exceptions, DSS LP may terminate the Transaction Agreement and abandon the Transactions:
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if CPLP or Athena SpinCo breaches any of its representations and warranties or covenants contained in the Transaction Agreement, which breach (1) would give rise to the failure of any Joint Condition to the Transactions or DSS Condition to the Mergers and (2) cannot be or has not been cured within 60 days after the giving of written notice to CPLP of such breach (or, if earlier, the End Date); or

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if any of the Joint Conditions to the Transactions or DSS Conditions to the Mergers becomes incapable of fulfillment, and has not been waived by DSS LP to the extent waivable.

In addition, subject to specified qualifications and exceptions, CPLP may terminate the Transaction Agreement and abandon the Transactions:
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if DSS LP or Athena SpinCo breaches any of its representations and warranties or covenants contained in this Agreement, which breach (1) would give rise to the failure of any Joint Condition to the Transactions or CPLP Condition to the Transactions and (2) cannot be or has not been cured within 60 days after the giving of written notice to DSS LP of such breach (or, if earlier, the End Date);

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if any of the Joint Conditions to the Transactions or CPLP Conditions to the Transactions becomes incapable of fulfillment and has not been waived by CPLP to the extent waivable; or

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if the working capital amount calculated pursuant to the fifth CPLP Condition to the Transactions is less than $50 million.

If the Transaction Agreement is validly terminated, the Transaction Agreement will become void and of no further force and effect, except that the provisions of the Transaction Agreement relating to publicity, the effect of termination of the Transaction Agreement and certain of the general provisions of the Transaction Agreement will survive any termination and remain in full force and effect and no party will be relieved from liability for any material, knowing breach of a representation and warranty or covenant of such party. No termination of the Transaction Agreement will impair the right of any party to compel specific performance by another party of its obligations under the Transaction Agreement that specifically survive termination.

Expenses
As a general matter, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees and expenses.
However, if the Closing occurs:
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Diamond S will reimburse CPLP for its transaction expenses up to a cap of  $13 million (this cap will increase on a dollar-for-dollar basis to the extent that DSS LP’s transaction expenses exceed $10 million). CPLP’s reimbursable transaction expenses include, among other things, fees of CPLP’s advisors, SEC filing expenses, fees related to the redemption of the Class B Units and fees incurred in connection with obtaining the debt financing contemplated by the Commitment Letters that are deemed to be borne by CPLP; and

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Diamond S will reimburse DSS LP for its transaction expenses (excluding transaction expenses incurred by any DSS Subsidiary that becomes part of the Diamond S group as a result of the Transactions).

With respect to the structuring and arrangement fees relating to the $360,000,000 Facility (the “financing costs”), the following will apply:
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To the extent that these financing costs apply to the amount equal to the sum of  $309 million plus the reimbursable transaction expenses of CPLP to be drawn under the $360,000,000 Facility, (A) the original borrower under such facility (and, following completion of the Transactions, Diamond S) will bear such financing costs up to an aggregate amount of  $3 million and such amount will be deemed to be reimbursed by Diamond S to CPLP and to count against the $13 million cap amount (whether or not any member of the CPLP group pays any portion thereof), (B) thereafter, CPLP will be responsible for such financing costs between $3 million and $3.25 million and the amount for which CPLP is responsible will not be reimbursable by Diamond S to CPLP and will not count against the $13 million cap amount, and (C) any excess amount of such financing costs over $3.25 million will be the sole responsibility of the original borrower (and, following completion of the Transactions, Diamond S); and

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To the extent that financing costs apply to any other amounts to be drawn under the $360,000,000 Facility, such costs will be the sole responsibility of the original borrower under such facility (and, following completion of the Transactions, Diamond S).

Specific Performance
In the Transaction Agreement, the parties acknowledge that irreparable damage would occur in the event that any of the provisions of the Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction to prevent breaches of the Transaction Agreement and to enforce the Transaction Agreement, without proof of actual damages, in addition to any other remedy to which any party is entitled at law or in equity, without the requirement for securing or posting of any bond in connection with such remedy.
Amendments; Waivers
No provision of the Transaction Agreement may be amended or waived except by an instrument in writing signed by the party or parties against whom such amendment or waiver will be effective. The parties agree that, to the extent revision of the Transaction Agreement is required by any governmental authority in the Republic of the Marshall Islands to comply with Marshall Islands law, the parties will amend the Transaction Agreement to comply with such requirement or law, provided that no such amendment will modify, add, delete, or otherwise alter any substantive right or obligation of any party. For any amendments or waivers to the sections of the Transaction Agreement relating to amendments and waivers, successors and assigns, governing law, jurisdiction, waiver of jury trial, third-party beneficiaries and non-recourse to certain non-parties to the Transaction Agreement that, in each case, adversely affect any of DSS LP’s financing sources, the prior written consent of the affected financing sources will be required before such amendment or waiver is effective with respect to such affected financing source.

Accounting Treatment and Considerations
The Transactions will be accounted for in accordance with ASC Topic 805, “Business Combinations.” The combination will be accounted for using DSS LP as the accounting acquirer. However, the Company determined that based on the terms of the Transaction Agreement, the combination will not meet the requirements of a business combination and will account for the transaction as an asset acquisition.
The factors that were considered in determining that DSS LP should be treated as the accounting acquirer in the Transactions were the relative voting rights, sizes of DSS LP and Athena, and the composition of senior management and board of directors of the Company. After completion of the combination, current DSS LP limited partners and the current holders of CPLP units will own approximately 67% and 33%, respectively, of Diamond S. The carrying value of total assets of DSS LP and Athena at September 30, 2018 were approximately $1.7 billion and $0.7 billion, respectively. In addition, the senior management of DSS LP will lead Diamond S following the Transactions. Following the Transactions, the board of directors of Diamond S will consist of seven members, three of whom will initially be nominated by DSS LP and two of whom will initially be nominated by CPLP. The Company believes that based on the respective voting rights of the initial shareholders, the size of the assets and the continuity of DSS LP senior management, and the composition of the board of directors of Diamond S were the most significant factors in determining that DSS LP is the accounting acquirer.
The combination was determined to not meet the requirements of a business combination under ASC 805. The combination consists of acquiring vessels and associated time charter contracts, which are concentrated in a group of similar identifiable assets, and therefore not considered a business.
Regulatory Approvals
The Transactions contemplated by the Transaction Agreement are not subject to any additional federal or state regulatory requirement or approval, except for the effectiveness of the Form 10 to which this information statement forms a part and filings with the Republic of the Marshall Islands necessary to effectuate the Transactions.

DESCRIPTION OF MATERIAL INDEBTEDNESS
The Company’s long-term debt consisted of the following credit facilities and lines of credit after giving effect to the Transactions:
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An up to $460,000,000 five-year senior secured term loan facility, entered into on June 6, 2016 (the “$460,000,000 Facility”), for the purposes of refinancing a previous facility relating to 30 MR tankers. The amount of  $459,375,000 was advanced under the $460,000,000 Facility and is secured by, inter alia, mortgages over 30 MR tanker vessels, with reductions based on a 17 year age-adjusted amortization schedule, payable on a quarterly basis. Interest is paid quarterly, and the $460,000,000 Facility bears interest at the Eurodollar Rate for a one-month interest period, plus a 2.80% interest rate margin.

•
An up to $235,000,000 five-year senior secured financing facility, entered into on August 19, 2016 (the “$235,000,000 Facility”), for the purposes of refinancing a previous facility relating to eight Suezmax tankers. The $235,000,000 Facility consists of a term loan of up to $220,000,000 and a revolving loan of up to $15,000,000, and is secured by, inter alia, ship mortgages over eight Suezmax vessels, with reductions based on a 17-year age-adjusted amortization schedule, payable on a quarterly basis. The term loan component of the $235,000,000 Facility bears interest at the Eurodollar Rate for a three-month interest period, plus a 2.75% interest rate margin, and the interest is paid quarterly. Commitment fees on undrawn amounts related to the revolving loan component of the $235,000,000 Facility are 0.40% of the interest rate margin, and as of December 31, 2018, $5,000,000 was drawn, while $7,403,805 was available and undrawn.

•
A seven-year senior secured term loan, consisting of a delayed draw term loan of up to $75,000,000 entered into on March 17, 2016 (the “$75,000,000 Facility”). The $75,000,000 Facility was financed and is secured by, inter alia, mortgages over two 2016-build Suezmax vessels, is payable on a quarterly basis, and bears interest at the three-month LIBOR rate plus a margin of 2.20%.

•
An up to $66,000,000 five-year senior secured post-delivery term loan facility entered into on August 9, 2016 (the “$66,000,000 Facility”) for the purpose of financing two Suezmax vessels controlled through a joint venture (the “JV Vessels”) (see note 2 in the table under “Business — The Company’s Fleet”). The $66,000,000 Facility, which is secured by, inter alia, mortgages over the JV Vessels controlled through NT Suez, is a nonrecourse term loan with reductions that are based on a 15 year amortization schedule, and are payable on a quarterly basis. Interest is paid quarterly, and the $66,000,000 Facility bears interest at the Eurodollar Rate for a three-month interest period, plus a 3.25% interest rate margin.

•
An up to $30,000,000 three-year revolving line of credit entered into on October 20, 2016 (the “$30,000,000 LOC”). The $30,000,000 LOC is secured by mortgages over three MR tanker vessels acquired in December 2013 and is reduced quarterly by $1,209,677, beginning with the quarter ended March 31, 2017. Borrowings bear interest at the Eurodollar Rate plus a margin of 2.75%, and commitment fees on undrawn amounts are 40% of the margin. As of December 31, 2018, the available balance of  $20,322,581 was drawn. The Company will be repaying the $30,000,000 LOC in full out of the proceeds of the $360,000,000 Facility (defined below).

•
An up to $360,000,000 5-year senior secured term loan and revolving credit facility (the “$360,000,000 Facility”) entered into in connection with and effective as of the closing of the Transactions. The proceeds of the $360,000,000 Facility will be used by the Company (1) to finance the Transactions, (2) to refinance all existing indebtedness related to the collateral vessels of CPLP, (3) to refinance all existing indebtedness under the $30,000,000 LOC and (4) for the Company’s general corporate and working capital purposes. The $360,000,000 Facility will be secured by inter alia, mortgages over 28 collateral vessels (including the vessels acquired from CPLP as a consequence of the Transactions) (the “$360,000,000 Collateral Vessels”). Interest is payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. The $360,000,000 Facility bears interest at the LIBOR rate with three or six- month interest periods, plus a margin of 2.65% per annum. Commitment fees on undrawn amounts will be 40% of the margin. The secured term loan is repaid in equal consecutive quarterly installments in an amount which reflects a straight-line amortization reducing the aggregate principal amount of the $360,000,000 Facility to $0 upon the $360,000,000 Collateral Vessels having achieved an average age of 17 years old, commencing on the last day of the first full fiscal quarter after the closing of the Transactions. The revolving loans and any outstanding amount under the term loan will be repaid in their entirety and all commitments thereunder on maturity.
Each of the credit facilities and lines of credit contain restrictive covenants and other non-financial restrictions. The $235,000,000 Facility, $460,000,000 Facility, $360,000,000 Facility, $75,000,000 Facility and $66,000,000 Facility include covenants pertaining to, among other things, the ability to incur indebtedness, restrictions on payment of dividends, minimum cash balance, collateral maintenance, net debt to capitalization ratio, and other customary restrictions. DSS LP was in compliance with its financial covenants as of December 31, 2018. The Company’s ability to continuously comply with the covenants and restrictions contained in the Company’s credit facilities and lines of credit may in the future be affected by events beyond the Company’s control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of the Company’s banks and changes in vessel earnings and vessel asset valuations. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired.

DESCRIPTION OF DIAMOND S COMMON STOCK
The following is a description of the material terms of the Company’s articles of incorporation and bylaws as they will exist following completion of the Transactions. Please see the Company’s articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this information statement forms a part.
Purpose
The Company’s purpose, as stated in its articles of incorporation, is to engage in any lawful act or activity for which corporations now or hereafter may be organized under the BCA. The Company’s articles of incorporation and bylaws do not impose any limitations on the ownership rights of the Company’s shareholders.
Authorized Capital Stock
Under the Company’s articles of incorporation, its authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, of which approximately 38,560,000 shares are expected to be outstanding upon completion of the Transactions, and 10,000,000 preferred shares, par value $0.001 per share, of which no shares will be outstanding upon completion of the Transactions.
Common Stock
Subject to the rights of the holders of any series of preferred shares, the holders of shares of Diamond S common stock will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each share of Diamond S common stock held of record by such holder as of the record date for such meeting. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Diamond S common stock are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Diamond S common stock are entitled to receive pro rata the Company’s remaining assets available for distribution. Except as otherwise provided in a preferred stock designation made by the Company’s board of directors, no holder of stock of the Company of any class, now or hereafter authorized, will have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Company of any class, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Company.
Registrar and Transfer Agent
The registrar and transfer agent for the Company’s common stock is Computershare.
Listing
The Company has applied to list the Diamond S common stock on the NYSE under the trading symbol “DSSI.”
Sale of Unregistered Securities
Except as noted in the next paragraph, in the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.
In connection with its organization, on November 27, 2018, Athena SpinCo issued 12,725,000 shares of Diamond S common stock, par value $0.001 per share, to CPLP. Athena SpinCo did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

Number of Directors; Election of Directors
The Company’s articles of incorporation require its board of directors to consist of no fewer than three nor more than 15 members. Upon the completion of the Transactions, the Company’s board of directors will consist of seven members.
The Company’s directors are elected annually by a plurality of the votes cast by shareholders entitled to vote at an annual meeting of shareholders. The Company’s articles of incorporation prohibit cumulative voting, as defined in Section 71(2) of the BCA. The Company’s bylaws contain provisions granting certain investors the director nomination rights described in the section titled “Certain Relationships and Related Person Transactions — Director Designation Agreement.” Such provisions will be operative until the annual meeting of the Company’s shareholders held in 2024.
Shareholder Meetings
The Company’s bylaws provide for annual and special meetings of shareholders to be held at a time and place selected by the Company’s board of directors or, in the absence of a designation by the Company’s board of directors, the chairman of the Company’s board of directors, the Company’s Chief Executive Officer or the Company’s Secretary. The meetings may be held in or outside of the Republic of the Marshall Islands. Any action required or permitted to be taken by the Company’s shareholders is to be effected at such annual or special meeting of shareholders.
The Company’s board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least a majority of the total voting rights of the Company’s total issued and outstanding shares present in person or by proxy at a shareholder meeting will constitute a quorum for the purposes of the meeting.
The Company’s articles of incorporation and bylaws provide that:
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shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also satisfy requirements as to the form and content of a shareholder’s notice;

•
any director may be removed from office by the Company’s shareholders only for cause or pursuant to a plan of merger, consolidation or reorganization approved by the Company’s shareholders by the affirmative vote of a majority of the outstanding shares of the Company’s capital stock entitled to vote;

•
certain provisions of the Company’s bylaws may be amended only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding stock, voting together as a single class; and

•
special meetings of the Company’s shareholders may only be called by the chairman of the Company’s board of directors, the Company’s Chief Executive Officer or the Company’s Secretary at the written request of a majority of the number of directors that the Company would have if there were no vacancies on the Company’s board of directors.

Dissenters’ Rights of Appraisal and Payment
Under the BCA, a corporation’s shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations and the sale or exchange of all or substantially all of such corporation’s assets not made in the usual and regular course of the corporation’s business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the fair value of its shares shall not be available for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the Company’s articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that the Company and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.
Shareholders’ Derivative Actions
Under the BCA, any of the Company’s shareholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares or of a beneficial interest in such shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates, or that his shares or his interest therein devolved upon him by operation of law.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations or their shareholders for monetary damages for breaches of directors’ fiduciary duties, provided that such provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (3) for any transaction from which the director received an improper personal benefit. The Company’s articles of incorporation include a provision that eliminates the personal liability of directors for or with respect to any acts or omissions in the performance of his or her duties as a director to the fullest extent permitted by law.
Additionally, the Company’s articles of incorporation provide that the Company must indemnify its directors and officers to the fullest extent authorized by law. The Company is also expressly authorized to advance certain expenses, including attorney’s fees and disbursements and court costs, to the Company’s directors and officers and to carry directors’ and officers’ insurance providing indemnification for the Company’s directors, officers and certain employees for some liabilities. The Company believes that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in the Company’s articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and the Company’s shareholders. In addition, CPLP unitholders’ investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought.
Anti-Takeover Effect of Certain Provisions of the Company’s Articles of Incorporation and Bylaws
Several provisions of the Company’s articles of incorporation and bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized herein, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock
Under the terms of the Company’s articles of incorporation, the Company’s board of directors has authority, without any further vote or action by the Company’s shareholders, to issue up to 10,000,000 blank check preferred shares. The Company’s board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of the Company’s management.
Election and Removal of Directors
The Company’s articles of incorporation prohibit cumulative voting in the election of directors. The Company’s bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. The Company’s articles of incorporation also provide that the Company’s directors may be removed by the shareholders only for cause or pursuant to a plan of merger, consolidation or reorganization approved by the shareholders. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
As described above, the Company’s articles of incorporation and the Company’s bylaws provide that any action required or permitted to be taken by the Company’s shareholders must be effected at an annual or special meeting of shareholders. The Company’s articles of incorporation and the Company’s bylaws provide that, unless otherwise prescribed by law, special meetings of the Company’s shareholders may only be called by the chairman of the Company’s board of directors, the Company’s Chief Executive Officer or the Company’s Secretary at the written request of a majority of the number of directors that the Company would have if there were no vacancies on the Company’s board of directors. The business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of the Company’s board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Company’s bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be delivered to or mailed and received by the Company’s Secretary at the Company’s principal executive offices not less than 90 days nor more than 120 calendar days prior to the one year anniversary of the date on which the Company held the preceding year’s annual meeting of shareholders. The Company’s bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences to Diamond S of its activities after the distribution and of the receipt, ownership, and disposition of shares of Diamond S common stock after the distribution to U.S. Holders and Non-U.S. Holders, each as defined below. This discussion is based upon provisions of the U.S. Internal Revenue Code (the “Code”), Treasury Regulations and current administrative rulings and court decisions, all as currently in effect or existence on the date hereof and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.
The following discussion applies only to beneficial owners of shares of Diamond S common stock that own such shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular common shareholders in light of their individual circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the shares of Diamond S common stock as part of a straddle, hedge, conversion, constructive sale, wash sale or other integrated transaction for U.S. federal income tax purposes, persons that own (actually or constructively) 10.0% or more of the total value of all classes of shares of Diamond S common stock or of the total combined voting power of all classes of Diamond S shares entitled to vote, or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds shares of Diamond S common stock, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the tax treatment of the partnership. If you are a partner in a partnership holding shares of Diamond S common stock, you should consult your tax advisor.
No ruling has been or will be requested from the IRS regarding any matter affecting the Company or its shareholders. The statements made here may not be sustained by a court if contested by the IRS.
This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of shares of Diamond S common stock. Each common shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of shares of Diamond S common stock.
U.S. Federal Income Taxation of Diamond S
The Company expects that substantially all of its gross income will continue to be attributable to the transportation of crude oil and related oil products, as well as dry cargo and containerized goods. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.
Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States (such Transportation Income derived from U.S. sources, “U.S. Source International Transportation Income”) and 50% derived from sources outside the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or “U.S. Source Domestic Transportation Income”) will be considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
The Company generally is not permitted by United States law to engage in transportation that produces U.S. Source Domestic Transportation Income. However, certain of the Company’s activities give rise to U.S. Source International Transportation Income, and future expansion of the Company’s operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless exempt from U.S. taxation under Section 883 of the Code (the “Section 883 Exemption”), as discussed below.

The Section 883 Exemption
In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net income and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies to U.S. Source International Transportation Income and other forms of related income, such as gain from the sale of a vessel. As discussed below, the Company believes that under its current ownership structure, the Section 883 Exemption may apply and that, accordingly, the Company may not be taxed on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.
The Company will qualify for the Section 883 Exemption if, among other matters, it meets the following three requirements:
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The Company is organized in a jurisdiction outside the United States that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of income for which the Company claims an exemption under Section 883 (an “Equivalent Exemption”);

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The Company satisfies one of the following three ownership tests (as described below): (1) the “Publicly Traded Test”, (2) the “50% Ownership Test”, or (3) the “CFC Test”; and

•
The Company meets certain substantiation, reporting and other requirements.

Equivalent Exemption
The Company is organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption in respect of each category of income for which the Company anticipates claiming the Section 883 Exemption. Consequently, the Company’s U.S. Source International Transportation Income (generally including, for this purpose, (1) any such income earned by the Company’s subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from the Company for U.S. federal income tax purposes and (2) any such income earned by subsidiaries that are corporations for U.S. federal income tax purposes, are organized in a jurisdiction that grants an Equivalent Exemption and whose outstanding stock is owned 50% or more by value by the Company) will be exempt from U.S. federal income taxation, provided the Company meets one of the ownership tests described below.
The Publicly Traded Test
The Publicly Traded Test requires that the stock of a non-U.S. corporation seeking the Section 883 Exemption be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of equity relied upon to meet the “regularly traded” requirement that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50% of the total combined voting power and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below.
Since the Company expects its shares to be listed only on the NYSE, which is considered to be an established securities market, the shares will be deemed to be “primarily traded” on an established securities market.
The Company believes it meets the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as the Company expects to be the case for shares of Diamond S common stock, the shares are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such shares to unrelated persons in the ordinary course of business. Additionally, the pertinent regulations also provide that a class of equity will be considered to be “regularly traded” on an established securities market if  (1) such class of stock is listed on such market; (2) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year and (3) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The Company expects that such conditions will be satisfied. Finally, shares of Diamond S common stock will represent more than 50% of the Company’s voting power and value and accordingly the Company believes that its shares should be considered to be “regularly traded” on an established securities market.
Notwithstanding the above, however, if one or more “5% Shareholders” (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity (the “Closely Held Block”) for more than half of the number of days in a taxable year, such class of equity will not be counted towards meeting the “primarily and regularly traded” test (the “Closely Held Block Exception”) for that taxable year, unless an exception applies. The Company expects that, for the taxable year including the date of the distribution, 5% Shareholders will likely own, collectively, more than 50% of the shares of Diamond S common stock on more than half of the days during the taxable year. Thus, the Company expects that it will not satisfy the Publicly Traded Test for its taxable year including the date of the distribution, and possibly for succeeding taxable years, unless an exception applies.
An exception to the Closely Held Block Exception (the “Override Rule”) is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50% or more of the total value of the outstanding class of equity of which the Closely Held Block is a part for more than half of the days during the taxable year. In order to establish the applicability of the Override Rule, sufficient direct and indirect shareholders within the Closely-Held Block (and certain other persons acting as intermediaries) must provide certain information and documentation in order to substantiate their identity as “qualified shareholders” (as defined below). These substantiation requirements for the Override Rule are onerous and require the active cooperation of the Company’s direct and indirect shareholders (and certain other persons acting as intermediaries). Accordingly, while the Company has undertaken efforts to obtain the required information and documentation from its shareholders, no assurances can be provided that the Company will be able to do so or that, to the extent information and documentation is obtained, such information and documentation will satisfy the requirements of the Override Rule with respect to the taxable year including the date of the distribution or any succeeding taxable year, and the Company believes that there is a risk that the Closely Held Block Exception could apply to the Company, especially in its first year of operation.
The 50% Ownership Test
The 50% Ownership Test requires that a non-U.S. corporation seeking the Section 883 Exemption must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders generally are: (1) individuals who are residents of certain “qualified foreign countries” (as defined in the Section 883 Regulations), (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in qualified foreign countries or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not anticipate that it will be able to satisfy the 50% Ownership Test.

The CFC Test
The CFC Test requires that a non-U.S. corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. The Company does not intend to rely on the CFC Test to qualify for exemption from tax under Section 883.
Taxation of Operating Income in the Absence of the Section 883 Exemption
If the Company earns U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if the Company has a fixed place of business in the United States and substantially all of its U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. The Company does not intend to earn, or to permit circumstances that would result in its earning, U.S. Source International Transportation Income that is attributable to regularly scheduled transportation or that is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, the Company does not anticipate that any of its U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that the Company will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.
Any income the Company earns that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 21%) on a net income basis. In addition, a 30% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by the Company.
Taxation of Gain on the Sale of a Vessel
If the Company qualifies for the Section 883 Exemption with respect to gains from vessel sales, such gains should be exempt from tax under Section 883. If, however, the Company does not qualify for the Section 883 Exemption with respect to such category of income, then such gains could be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.
The 4% Gross Basis Tax
If the Section 883 Exemption does not apply and the net income tax does not apply, the Company would be subject to a 4% U.S. federal income tax on its U.S. Source International Transportation Income, without the benefit of deductions.
U.S. Federal Income Taxation of Holders
U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of shares of Diamond S common stock that is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
U.S. Federal Income Tax Treatment of the Distribution
Generally, a distribution of property, such as shares of Diamond S common stock, by a corporation (including an entity treated as a corporation for U.S. tax purposes, such as CPLP) is taxable for U.S. federal income tax purposes to both the distributing corporation and its shareholders as described below. However, under Section 368(a)(1)(D) and Section 355 of the Code, a company may undergo a corporate division, such as CPLP’s contribution of its tanker business to Diamond S, and distribute stock of a controlled corporation, as CPLP will distribute Diamond S common stock in the distribution, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the active conduct of a trade or business for the prior five years and certain other complex requirements are met. Although the matter is not entirely clear, the Company does not intend to take the position that both Diamond S and CPLP are able to satisfy the requirements imposed by Section 355 of the Code to treat the distribution as a tax-free corporate division for U.S. federal income tax purposes.
Assuming that the distribution does not qualify as a tax-free corporate distribution under Section 355 of the Code for U.S. federal income tax purposes, U.S. Holders that receive shares of Diamond S common stock in the distribution (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as receiving a distribution from CPLP. The fair market value of shares of Diamond S common stock distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as a dividend to the extent of CPLP’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. CPLP expects that, as of the close of the taxable year that includes the date of the distribution (without diminution for distributions made during the taxable year), it will not have a positive amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent the distribution represents a distribution in excess of such current or accumulated earnings and profits, for a U.S. Holder of CPLP’s common units, the fair market value of shares of Diamond S common stock distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its CPLP common units on a dollar-for-dollar basis. Once such U.S. Holder’s tax basis in its CPLP common units is reduced to zero, any remaining amount of the distribution would be treated as capital gain to such U.S. Holder. Because CPLP is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive from CPLP. In addition, such U.S. Holders’ basis in shares of Diamond S common stock received in the distribution will equal the fair market value of such shares as of the date of the distribution. Such U.S. Holders will generally also begin a new holding period with respect to shares of Diamond S common stock received in such a distribution as of the day after the distribution.
If you are a U.S. Holder, you should consult your tax advisor regarding the U.S. federal income tax consequences of the distribution to you.
Distributions
Subject to the discussion of the rules applicable to PFICs below, any distributions made by the Company with respect to shares of Diamond S common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter, once the U.S. Holder’s tax basis in its CPLP common units is reduced to zero, as capital gain in the manner described below under “Sale, Exchange or other Disposition of Common Shares of Diamond S Common Stock.” Because the Company is not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to shares of Diamond S common stock generally will be treated as “passive” income from sources outside the United States for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on shares of Diamond S common stock to a U.S. Holder who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential rates applicable to long-term capital gain provided that: (1) shares of Diamond S common stock are readily tradable on an established securities market in the United States (such as the NYSE, on which the Company expects that shares of Diamond S common stock will be traded); (2) the Company not a PFIC (which the Company does not believe it is or will be, as discussed below); (3) the U.S. Individual Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such shares) and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on shares of Diamond S common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on shares of Diamond S common stock that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Special rules may apply to any “extraordinary dividend” paid by the Company. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of the shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. If the Company pays an “extraordinary dividend” on shares of Diamond S common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long- term capital loss to the extent of the amount of such dividend.
Sale, Exchange or other Disposition of Shares of Diamond S Common Stock
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of shares of Diamond S common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one-year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Long-term capital gain of a U.S. Individual Holder is generally subject to tax at preferential rates.
PFIC Status and Significant Tax Consequences
Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held shares of Diamond S common stock, either:
•
at least 75% of the Company’s gross income (including the gross income of the Company’s vessel owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by the Company (including the assets of the Company’s vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business. Based on the Company’s current and projected methods of operation, the Company believes that it is not currently a PFIC, nor does the Company expect to become a PFIC. Although there is no legal authority directly on point, and the Company is not obtaining a ruling from the IRS on this issue, the Company will take the position that, for purposes of determining whether it is a PFIC, the gross income it derives or is deemed to derive from the time and spot chartering activities of the Company’s wholly owned subsidiaries constitutes services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that the Company or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels the Company or its subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether the Company is a PFIC.
As noted above, there is, however, no direct legal authority under the PFIC rules addressing the Company’s method of operation. Moreover, in a case not specifically interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue in that case generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should have been treated as services income. Additionally, the IRS later affirmed its position in Tidewater, adding further that the time charters at issue would be treated as giving rise to services income under the PFIC rules.
No assurance, however, can be given that the IRS or a court of law will accept the Company’s position, and there is a risk that the IRS or a court of law could determine the Company is or was a PFIC. In addition, although the Company intends to conduct its affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, it cannot assure U.S. Holders that the nature of its operations will not change in the future, or that it can avoid PFIC status in the future.
As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a Qualified Electing Fund (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to shares of Diamond S common stock, as discussed below. In addition, if a U.S. Holder owns shares of Diamond S common stock during any taxable year that the Company is a PFIC, such shares owned by such holder will be treated as shares in a PFIC even if the Company is not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with the holder’s U.S. federal income tax return to report the holder’s ownership of shares of Diamond S common stock.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (such U.S. Holder, an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company’s ordinary earnings and its net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. The Electing Holder’s adjusted tax basis in the shares of Diamond S common stock will be increased to reflect taxed but undistributed income. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of Diamond S common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of shares of Diamond S common stock. A U.S. Holder would make a QEF election with respect to any year that the Company is a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to the Company’s expectations, it determines that it is treated as a PFIC for any taxable year, the Company will attempt to provide each requesting U.S. Holder with all necessary information in order to make the QEF election described above.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as the Company anticipates, shares of Diamond S common stock were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to shares of Diamond S common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares of Diamond S common stock held by such U.S. Holder at the end of the taxable year over such holder’s adjusted tax basis in such shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares of Diamond S common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of Diamond S common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of shares of Diamond S common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss, to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on shares of Diamond S common stock in a taxable year other than the taxable year in which the Non-Electing Holder’s holding period in the shares begins in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares that preceded the current taxable year), and (2) any gain realized on the sale, exchange or other disposition of shares of Diamond S common stock. Under these special rules:
•
the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the shares of Diamond S common stock;

•
the amount allocated to the current taxable year and any year prior to the year the Company was first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of shares of Diamond S common stock. If the Company were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual died while owning shares of Diamond S common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.
Shareholder Reporting
A U.S. Holder that owns “specified foreign financial assets” (as defined in Section 6038D of the Code and applicable Treasury Regulations) with an aggregate value in excess of  $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-United States persons, (2) financial instruments and contracts that have non-United States issuers or counterparties, and (3) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.
Non-U.S. Holders
A beneficial owner of shares of Diamond S common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
U.S. Federal Income Tax Treatment of the Distribution
Non-U.S. Holders will not be subject to U.S. federal income taxation with respect to shares of Diamond S common stock received in the distribution (including any fractional share deemed to be received by and sold on behalf of a Non-U.S. Holder).
Distributions
Distributions the Company pays to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions the Company pays may be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S.

Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Shares
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of shares of Diamond S common stock is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to U.S. federal income tax on gain resulting from the disposition of shares of Diamond S common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions on shares of Diamond S common stock or the gross proceeds of a disposition of shares of Diamond S common stock made within the United States to a U.S. Individual Holder will be subject to information reporting requirements. These payments also may be subject to backup withholding, if the U.S. Individual Holder:
•
fails to provide an accurate taxpayer identification number;

•
in the case of distributions, is notified by the IRS that it has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or

•
in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
Payment of the gross proceeds of a disposition of shares of Diamond S common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if  (1) the broker has certain connections to the United States, (2) the proceeds or confirmation are sent to the United States or (3) the sale has certain other specified connections with the United States.
Backup withholding is not an additional tax. Rather, a shareholder subject to backup withholding generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by timely filing a return with the IRS.

MARSHALL ISLANDS LAW CONSIDERATIONS
The Company’s corporate affairs are governed by the Company’s articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporate laws of a number of states in the United States. While the BCA also provides, in relation to non-resident corporations like the Company, that it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the BCA, uniform with the laws of the State of Delaware and other states of the United States with substantially similar legislative provisions, and insofar as it does not conflict with any other provisions of the BCA, the non-statutory laws of the State of Delaware and other states of the United States with substantially similar legislative provisions are adopted as the law of the Republic of the Marshall Islands. There have been few court cases interpreting the BCA in the Republic of the Marshall Islands and the Company cannot predict whether courts in the Republic of the Marshall Islands would reach the same conclusions as courts in the United States. Thus, CPLP unitholders may have more difficulty in protecting their interests in the face of actions by the management, directors or significant shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.
Republic of the Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or without the Republic of the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:

Whenever shareholders are required or permitted to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communications, if any.

A copy of the notice of any meeting shall be given personally or sent by mail or electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Shareholders’ Voting Rights
Unless otherwise provided in the articles of incorporation, any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Republic of the Marshall Islands	Delaware
to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any shareholder authorized to vote may authorize another person to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the boards of directors of the participating corporations and (after notice of the meeting accompanied by a copy of the plan of merger is given to each shareholder of record, whether or not entitled to vote) and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting of each constituent corporation. Depending on circumstances, class voting may also be required.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board of directors (and notice of the meeting shall be given to each shareholder of record, whether or not entitled to vote), shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting, unless any class of shares is entitled to vote thereon as a class, in which event such authorization shall require the affirmative vote of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.	Every corporation may at any meeting of the board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Republic of the Marshall Islands	Delaware
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
The number of board members may be fixed by the bylaws, by the shareholders, or by action of the board of directors under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.
If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate
Removal
Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may affect removal of any or all directors only for cause.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the Transactions, there has been no public market for Diamond S common stock. Future sales of Diamond S common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares held by the pre-Transactions limited partners of DSS LP will be available for sale shortly after the Transactions due to legal restrictions on resale and the lock-up agreements. See “Certain Relationships and Related Person Transactions” for a description of the lock-up agreements. Nevertheless, sales of Diamond S common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and Diamond S’s ability to raise equity capital in the future.
Upon completion of the Transactions, there will be approximately              issued and outstanding shares of Diamond S common stock. All of the shares issued to CPLP unitholders in the distribution will generally be freely tradable, except that shares held by Diamond S’s affiliates (as that term is defined in Rule 144) after the Transactions and the limited partners of DSS LP may only be sold in compliance with the limitations described below.
Registration Rights Agreement
Effective upon closing of the Transactions, Diamond S will enter into the Registration Rights Agreement. Under the Registration Rights Agreement, subject to certain exceptions, Diamond S will be required to use reasonable best efforts to file an initial shelf registration statement to register for resale the registrable securities (other than shares subject to lock-up arrangements as long as these arrangements are in effect) as soon as reasonably practicable after the closing of the Transactions and keep such shelf registration statement effective until the earlier of  (1) the date on which each of the holders thereof has completed the sale of all of its registrable securities and (2) the date on which the registrable securities can be sold freely without volume and manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act. See “Certain Relationships and Related Person Transactions.”
Rule 144
In general, a person who has beneficially owned restricted shares of Diamond S common stock for at least six months would be entitled to sell its securities provided that (1) such person is not deemed to have been one of Diamond S’s affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) Diamond S is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of Diamond S common stock for at least six months but who are Diamond S’s affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, and such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of shares of Diamond S common stock outstanding at the time of such sale; or

•
the average weekly trading volume of Diamond S common stock on the national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that Diamond S is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION
The Company has filed a registration statement on Form 10 with the SEC with respect to the shares of Diamond S common stock being distributed as contemplated by this information statement. This information statement is a part of the registration statement and does not contain all of the information set forth in, and the exhibits and schedules to, the registration statement. For further information with respect to the Company and the shares of Diamond S common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.
You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, as well as free of charge on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement.
As a result of the distribution, the Company will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.
The Company intends to furnish shareholders with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
The Company plans to make available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after the Company electronically files or furnishes such materials to the SEC. All of these documents will be made available free of charge on the Company’s website, www.diamondsshipping.com, and will be provided free of charge to any shareholders requesting a copy by writing to: Corporate Secretary, 33 Benedict Place, Greenwich, CT 06830, Telephone: (203) 413-2000. The Company intends to use its website as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. In addition, the Company’s website allows investors and other interested persons to sign up to automatically receive e-mail alerts when the Company posts news releases and financial information on its website.
You should rely only on the information contained in this information statement or to which this information statement has referred you. The Company has not authorized any person to provide you with different information or to make any representation not contained in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, CPLP or DSS LP. Neither the delivery of this information statement nor consummation of the distribution shall, under any circumstances, create any implication that there has been no change in the affairs of the Company, CPLP or DSS LP since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Athena SpinCo Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Athena SpinCo Inc. (the “Company”) as of December 31, 2018, the related consolidated statement of operations, changes in stockholders’ equity, and cash flows, for the period from November 14, 2018 (inception date) to December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from November 14, 2018 (inception date) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
February 25, 2019
We have served as the Company’s auditor since 2018.

Athena SpinCo Inc.
Consolidated balance sheet
As of December 31, 2018
Assets
Total assets	$—
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable (Note 3)	3,250
Total current liabilities	3,250
Total liabilities	3,250
Commitments and contingencies (Note 3)
Stockholders’ equity
Common stock, par value $0.001 per share, 500 shares authorized, issued and outstanding	0.5
Contribution receivable from Parent	(0.5)
Retained (deficit)	(3,250)
Total stockholders’ equity	(3,250)
Total liabilities and stockholders’ equity	$—

The accompanying notes are an integral part of these consolidated financial statements.

Athena SpinCo Inc.
Consolidated statement of operations
For the period from November 14, 2018 (inception date) to December 31, 2018

Expenses:
General and administrative expenses (Note 3)	$3,250
Operating (loss)	(3,250)
Net (loss)	$(3,250)
Net (loss) per:
Common share basic and diluted	$(6.5)
Weighted-average shares outstanding
Common shares basic and diluted	500
The accompanying notes are an integral part of these consolidated financial statements.

Athena SpinCo Inc.
Consolidated statement of changes in stockholders’ equity
	Number of common stock	Common stock par value	Contribution receivable from Parent	Retained (deficit)	Total equity
Balance, November 14, 2018 (inception date)
Issuance of common shares	500	$0.5	$(0.5)	$—	$—
Net (loss)	—	—		(3,250)	(3,250)
Balance, December 31, 2018	500	$0.5	$(0.5)	$(3,250)	$(3,250)

The accompanying notes are an integral part of these consolidated financial statements.

Athena SpinCo Inc.
Consolidated statement of cash flows
For the period from November 14, 2018, (inception date) to December 31, 2018
Cash flows from operating activities:
Net (loss)	$(3,250)
Changes in operating assets and liabilities:
Trade accounts payable	$3,250
Net cash provided by operating activities	—
Non-cash Financing Activity:
Issuance of common shares	$0.5
The accompanying notes are an integral part of these consolidated financial statements.

Athena SpinCo Inc.
Notes to the consolidated financial statements
1.
General Information

Athena SpinCo Inc., a fully owned subsidiary of Capital Product Partners L.P. (“CPP”), was formed by CPP on November 14, 2018 under the laws of the Republic of the Marshall Islands.
The consolidated financial statements include Athena SpinCo Inc. and the following fully owned subsidiaries (collectively “Athena”) which were all incorporated under the laws of the Marshall Islands.
Subsidiary	Date of Incorporation
Athena MergerCo 1 Inc.	11/14/2018
Athena MergerCo 2 Inc.	11/14/2018
Athena MergerCo 3 LLC	11/14/2018
Athena MergerCo 4 LLC	11/14/2018
On November 27, 2018, Athena (anticipated to be named Diamond S Shipping Inc. (“Diamond S”) prior to the distribution) entered into an agreement (the “Transaction Agreement”) for the purpose of receiving, via contribution from CPP, CPP’s crude and product tanker vessels and associated inventories, $10 million in cash plus prorated charter hire and net payments received from the lockbox date (determined in accordance with the terms of the Transaction Agreement) with specific arrangements relating to the funding of working capital (the “separation”) and combining these assets with the business and operations of DSS Holdings L.P. (“DSS LP”).
More specifically, prior to the distribution, CPP will cause Athena’s articles of incorporation to be amended and the name of Athena to be changed to “Diamond S Shipping Inc.” with authorized common share capital consisting of 100,000,000 shares, par value $0.001 per share, and authorized preferred share capital consisting of 10,000,000 shares, par value $0.001 per share. Following the separation, CPP will distribute all 12,725,000 shares of Diamond S common stock that it owns by way of a pro rata distribution to holders of CPP common units and CPP general partner units (the “distribution”). CPP unitholders will be entitled to receive one share of Diamond S common stock for every 10.19149 CPP common units or CPP general partner units held by such unitholder as of the record date.
Immediately following the distribution, there will be a series of mergers as a result of which Diamond S will acquire the business and operations of DSS LP (the “combination”). In the combination, Diamond S will issue additional shares of Diamond S common stock to DSS LP in such amount as to reflect the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of CPP’s tanker business. DSS LP will in turn distribute these shares to its limited partners.
As of December 31, 2018, the separation had not yet occurred.
2.
Significant Accounting Policies

Basis of presentation: Athena’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
3.
Trade accounts payable

As of December 31, 2018 the amount of  $3,250 represents Athena’s incorporation fees.
4.
Commitments and Contingencies

As of December 31, 2018 Athena had no outstanding commitments and contingencies.
5.
Subsequent Events

Athena evaluated subsequent events up to February 25, 2019, the date the audited financial statement was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Capital Product Partners L.P.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheets of the crude and product tanker business of Capital Product Partners L.P. (the “Company”) as of December 31, 2018 and 2017, the related combined carve-out statements of comprehensive income, changes in net parent investment, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
February 25, 2019
We have served as the Company's auditor since 2018.

Crude and product tanker business of Capital Product Partners L.P.

Combined carve-out balance sheets
(In thousands of United States dollars)
	As of December 31, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	1,582	4,409
Restricted cash (Note 6)	1,004	—
Trade accounts receivable	13,181	1,580
Prepayments and other assets	1,882	1,428
Inventories	7,183	2,817
Total current assets	24,832	10,234
Fixed assets
Vessels, net (Note 4)	643,682	607,528
Total fixed assets	643,682	607,528
Other non-current assets
Above market acquired charters (Note 5)	7,531	—
Deferred charges, net	2,219	818
Prepayments and other assets	1,035	—
Restricted cash (Note 6)	300	—
Total non-current assets	654,767	608,346
Total assets	679,599	618,580
Liabilities and net parent investment
Current liabilities
Current portion of long-term debt (Note 6)	3,146	328
Trade accounts payable	11,458	5,235
Due to related parties (Note 3)	47	30
Accrued liabilities (Note 8)	7,800	5,831
Deferred revenue, current (Note 3)	1,754	7,273
Total current liabilities	24,205	18,697
Long-term liabilities
Long-term debt (Note 6)	55,318	15,422
Deferred revenue	2	4
Total long-term liabilities	55,320	15,426
Total liabilities	79,525	34,123
Commitments and contingencies (Note 11)
Net parent investment	600,074	584,457
Total liabilities and net parent investment	679,599	618,580

The accompanying notes are an integral part of these combined carve-out financial statements.

Crude and product tanker business of Capital Product Partners L.P.

Combined carve-out statements of comprehensive income
(In thousands of United States dollars)
	For the years ended December 31,
	2018	2017	2016
Revenues
Revenues	148,318	97,806	101,506
Revenues – related party (Note 3)	13,342	34,676	26,681
Total revenues	161,660	132,482	128,187
Expenses:
Voyage expenses (Note 9)	37,202	10,537	6,568
Voyage expenses – related party (Notes 3, 9)	—	—	360
Vessel operating expenses (Note 9)	59,962	47,119	38,329
Vessel operating expenses – related party (Notes 3, 9)	8,444	7,192	6,533
General and administrative expenses – related party (Note 3)	3,832	3,979	3,960
Vessel depreciation and amortization (Note 4)	40,274	38,014	36,814
Operating income	11,946	25,641	35,623
Other (expense)/income, net:
Interest expense and finance cost	(2,578)	(583)	(93)
Other income/(expense)	167	(321)	118
Total other (expense)/income, net	(2,411)	(904)	25
Net income	9,535	24,737	35,648

The accompanying notes are an integral part of these combined carve-out financial statements.

Crude and product tanker business of Capital Product Partners L.P.

Combined carve-out statements of changes in net parent investment
(In thousands of United States dollars)
	2018	2017	2016
Balance at January 1,	584,457	620,286	637,240
Net income	9,535	24,737	35,648
Net transfers from/(to) parent	6,082	(60,566)	(52,602)
Balance at December 31,	600,074	584,457	620,286

The accompanying notes are an integral part of these combined carve-out financial statements.

Crude and product tanker business of Capital Product Partners L.P.
Combined carve-out statements of cash flows
(In thousands of United States dollars)
	For the years ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	9,535	24,737	35,648
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 4)	40,274	38,014	36,814
Amortization of above market acquired charters (Note 5)	2,510	827	234
Changes in operating assets and liabilities:
Trade accounts receivable	(11,601)	(960)	(340)
Prepayments and other assets	(454)	(544)	332
Inventories	(4,366)	(281)	(201)
Trade accounts payable	5,439	1,049	322
Due to related parties	17	28	(66)
Accrued liabilities	1,955	2,110	343
Deferred revenue	(5,521)	35	(2,352)
Dry docking costs paid	(2,312)	(520)	(2,189)
Net cash provided by operating activities	35,476	64,495	68,545
Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 4, 5)	(41,837)	(359)	(17,192)
Net cash used in investing activities	(41,837)	(359)	(17,192)
Cash flows from financing activities:
Net transfers from/(to) parent	6,082	(60,566)	(52,602)
Payments of long-term debt (Note 6)	(1,244)	—	—
Net cash provided by/(used in) financing activities	4,838	(60,566)	(52,602)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,523)	3,570	(1,249)
Cash, cash equivalents and restricted cash at the beginning of the year	4,409	839	2,088
Cash, cash equivalents and restricted cash at the end of the year	2,886	4,409	839
Supplemental cash flow information:
Cash paid for interest expense	$2,285	$526	$80
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	373	44	261
Capitalized dry docking costs included in liabilities	474	5	525
Assumption of loans regarding the acquisition of the shares of the companies owning the M/T Aristaios, the M/T Anikitos and the M/T Amor (Notes 4, 6)	43,958	—	15,750
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,582	4,409	839
Restricted cash – Current assets	1,004	—	—
Restricted cash – Non-current assets	300	—	—
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	2,886	4,409	839

The accompanying notes are an integral part of these combined carve-out financial statements.

Crude and product tanker business of Capital Product Partners L.P.

Notes to the combined carve-out financial statements
(In thousands of United States dollars)
1.
General Information

The accompanying combined carve-out financial statements include the subsidiaries of Capital Product Partners L.P. (“CPP”) listed below for all periods presented and are using the historical carrying costs of the assets and the liabilities of these vessel-owning companies from their dates of incorporation. All these companies are incorporated under the laws of the Marshall Islands and Liberia.
Athena SpinCo Inc. (“Athena”), a fully owned subsidiary of CPP, was formed by CPP on November 14, 2018 under the laws of the Republic of the Marshall Islands. On November 27, 2018 CPP agreed to separate its crude and product tanker business by transferring to Athena, among other things, its interest in 25 subsidiaries, each owning one tanker (collectively, the “crude and product tanker business” or the “Company”). The crude and product tanker business comprises 25 tankers consisting of 21 modern medium-range tankers, all of which are classed as IMO II/III vessels, one aframax crude oil tanker and three suezmax crude oil tankers.
The operations of the vessels are managed by Capital Ship Management Corp. (the “Manager” or “CSM”). The Manager, a related party, provides the Company with a wide range of shipping services such as commercial and technical management services.
The Company’s vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals, such as ethanol under short-term voyage charters and medium to long-term time and bareboat charters.
The fully owned subsidiaries of CPP which are included in the Company’s combined carve-out financial statements are:
Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Shipping Rider Co.	09/16/2003	M/T Atlantas II	36,760	04/4/2007
Centurion Navigation Limited	08/27/2003	M/T Aktoras	36,759	04/4/2007
Polarwind Maritime S.A.	10/10/2003	M/T Agisilaos	36,760	04/4/2007
Carnation Shipping Company	11/10/2003	M/T Arionas	36,725	04/4/2007
Tempest Maritime Inc.	09/12/2003	M/T Aiolos	36,725	04/4/2007
Apollonas Shipping Company	02/10/2004	M/T Avax	47,834	04/4/2007
Iraklitos Shipping Company	02/10/2004	M/T Axios	47,872	04/4/2007
Laredo Maritime Inc.	02/03/2004	M/T Akeraios	47,781	07/13/2007
Adrian Shipholding Inc.	06/22/2004	M/T Alkiviadis	36,721	06/30/2010
Lorenzo Shipmanagement Inc.	05/26/2004	M/T Apostolos	47,782	09/20/2007
Splendor Shipholding S.A.	07/08/2004	M/T Anemos I	47,782	09/28/2007
Sorrel Shipmanagement Inc.	02/07/2006	M/T Alexandros II	51,258	01/29/2008
Wind Dancer Shipping Inc.	02/07/2006	M/T Aristotelis II	51,226	06/17/2008
Belerion Maritime Co.	01/24/2006	M/T Aris II	51,218	08/20/2008
Navarro International S.A.	07/14/2006	M/T Ayrton II	51,260	04/13/2009
Epicurus Shipping Company	02/11/2004	M/T Atrotos	47,786	03/01/2010
Canvey Shipmanagement Co.	03/18/2004	M/T Assos	47,872	08/16/2010
Isiodos Product Carrier S.A.	05/31/2013	M/T Active	50,136	03/31/2015
Titanas Product Carrier S.A.	05/31/2013	M/T Amadeus	50,108	06/30/2015
Filonikis Product Carrier S.A.	05/31/2013	M/T Amor	49,999	10/24/2016
Miltiadis M II Carriers Corp.	04/06/2006	M/T Miltiadis M II	162,397	09/30/2011

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	149,993	09/30/2011
Aias Carriers Corp.	04/14/2010	M/T Aias	150,393	09/30/2011
Asterias Crude Carrier S.A.	07/13/2015	M/T Aristaios	113,689	01/17/2018
Iason Product Carrier S.A.	08/28/2013	M/T Anikitos	50,082	05/04/2018
2.
Significant Accounting Policies

(a) Basis of presentation:   The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. These combined carve-out financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of CPP. The combined financial statements reflect the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
These financial statements are presented as if such businesses had been combined throughout the periods presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying combined carve-out financial statements.
As part of CPP, the Company is dependent upon CPP for the major part of its working capital and financing requirements as CPP uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the net parent investment account. Accordingly, none of CPP’s cash and cash equivalents or debt at the corporate level have been assigned to the Company in the combined carve-out financial statements. Net parent investment represents CPP’s interest in the Company’s net assets and includes the Company’s cumulative earnings as adjusted for cash distributions to and cash contributions from CPP. Transactions with CPP are reflected in the accompanying combined carve-out statements of cash flows as a financing activity, in the combined carve-out changes in net parent investment as “Net transfers from/(to) parent” and in the combined carve-out Balance Sheets within “Net parent investment”.
The combined carve-out statements of comprehensive income reflects expense allocations made to the Company by CPP for certain corporate functions and for shared services provided by CPP. Where possible, these allocations were made by CPP on a pro-rata basis. See Note 3d “Transactions with Related Parties”—“General and administrative expenses” for further information on expenses allocated by CPP. Both the Company and CPP consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all of the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.
(b) Use of Estimates:   The preparation of the accompanying combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.
(c) Accounting for Revenue, Voyage and Operating Expenses:   The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The time charter and bareboat contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight line basis over the period of the respective charter. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements.
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. In voyage charters vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606.
Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract because these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the combined carve-out balance sheets.

Vessel operating expenses presented in the combined carve-out financial statements mainly consist of:
•
Management fees payable to the Company’s manager under three different types of Management agreements (Note 3); and

•
Crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating expenses.

Vessel operating expenses are expensed as incurred.
(d) Foreign Currency Transactions:   The Company’s functional currency is the U.S. Dollar, because the Company’s vessels operate in international shipping markets that utilize the U.S. Dollar as the functional currency. The accounting records of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. Dollar, are translated into the functional currency using the exchange rate at those dates. Gains or losses resulting from foreign currency transactions are included in other income/(expense) in the accompanying combined carve-out statements of comprehensive income.
(e) Cash and Cash Equivalents:   The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
(f) Restricted cash:   For the Company to comply with debt covenants under its credit facilities, it must maintain minimum cash deposits. Such deposits are considered by the Company to be restricted cash.
(g) Trade Accounts Receivable:   The amount shown as trade accounts receivable primarily consists of earned revenue that has not been billed yet or that it has been billed but not yet collected. At each balance sheet date all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. As of December 31, 2018 and 2017 there were no allowances for doubtful receivables.
(h) Inventories:   Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method.
(i) Fixed Assets:   Fixed assets consist of vessels, which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon their construction (improvements and delivery expenses, on-site supervision costs incurred during the construction periods, as well as capitalized interest expense during the construction period). Vessels acquired through acquisition of businesses are recorded at their acquisition date fair values. The cost of each of the Company’s vessels is depreciated; beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the scrap value of the Company’s vessels to be $0.2 per light weight ton (LWT) and useful life to be 25 years.
(j) Impairment of Long-lived Assets:   An impairment loss on long-lived assets is recognized when indicators of impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.
In recent years, changing market conditions resulted in a decrease in charter rates and values of assets. The Company considered these market developments as indicators of potential impairment of the carrying amount of its long-lived assets. The Company has performed an undiscounted cash flow test based on U.S. GAAP as of December 31, 2018 and 2017, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Company determined that the vessels held for use and their related intangible assets and liabilities were not impaired as of December 31, 2018 and 2017.
(k) Deferred charges, net:   are comprised mainly of dry docking costs. The Company’s vessels are required to be dry docked every thirty to sixty months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry docking activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry docking activity.
(l) Intangible assets:   The Company records all identified tangible and intangible assets or any liabilities associated with the acquisition of a business or an asset at fair value. When a vessel or a business that owns a vessel is acquired with an existing charter agreement, the Company considers whether any value should be assigned to the attached charter agreement acquired. The value to be assigned to the charter agreement is based on the difference of the contractual charter rate of the agreement acquired and the prevailing market rate for a charter of equivalent duration at the time of the acquisition, determined by independent appraisers as at that date. The resulting above-market (assets) or below-market (liabilities) charters are amortized using the straight line method as a reduction or increase, respectively, to revenues over the remaining term of the charters.
(m) Segment Reporting:   The Company reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or bareboat charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.
(n) Recent Accounting Pronouncements:
We are an Emerging Growth Company (EGC) as defined by the JOBS Act and have elected to defer the adoption of accounting pronouncements using the dates required for Private Companies.
In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for private entities with annual reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. During 2018 the Company elected the early adoption of this ASU. The implementation of this ASU resulted in acquisitions of vessel owning companies being treated as asset acquisitions while under the old standard may have been treated as acquisitions of a business. However, there is no impact in the combined carve-out financial statements of the Company as in both cases the transaction price was allocated to the vessel and the attached time charter.

In November 2016 the FASB issued the ASU 2016-18 — Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for private entities with reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019 and is required to be applied retrospectively. Early adoption is permitted, including adoption in an interim period. During 2018 the Company elected the early adoption of this ASU. The implementation of this update, on January 1, 2018, affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of cash whereas previously the Company presented these within investing activities and had no impact on the Company’s combined carve-out balance sheet and statement of comprehensive income.
In August 2016, the FASB issued the ASU 2016-15 — classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for private entities with reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. There was no impact from the early adoption of this update as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.
In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP. The requirements of this standard include an increase in required disclosures. The Company expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Company will be regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, with an option to use certain transition relief. This standard is effective for private entities with reporting periods beginning after December 15, 2019 and interim periods within annual reporting periods beginning after December 15, 2020. Early adoption is permitted.
On July 30, 2018, the FASB issued ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02 (codified as ASC 842). Specifically, under the amendments in ASU 2018-11:
(a)
Entities may elect not to recast the comparative periods presented when transitioning to ASC 842; and

(b)
Lessors may elect not to separate lease and nonlease components when the following criteria are met: Criterion A — the timing and pattern of transfer for the lease component are the same as those for the nonlease components associated with that lease component and Criterion B — the lease component, if accounted for separately, would be classified as an operating lease.

The transition relief amendments in the ASU apply to entities that have not yet adopted ASC 842. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in Update 2016-02.
In December 2018, the FASB issued ASU 2018-20 to provide narrow scope improvements for lessors. The amendments in this update related to sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election. In addition, amendments in this update related to lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties. Finally, the amendments in this update related to recognition of variable payments for contracts with lease and non-lease components affect all lessor entities with variable payments that relate to both lease and non-lease components. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in ASU 2016-02. The Company early adopted this standard for the reporting period commencing on January 1, 2019 and elected the practical expedient under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Company applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. The Company applied the topic 842 with no significant impact on its combined carve out financial statements and as a result no adjustment was posted as of January 1, 2019.
In May, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This standard is effective for private entities with reporting periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019. The standard shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The Company elected the early adoption of this ASU for the reporting period commencing on January 1, 2018, using the modified retrospective approach for contracts that are not completed at the date of initial application. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. The effect of the implementation of this update was insignificant as most of the Company’s vessels were operated under time charter arrangements as of December 31, 2017 and as a result no adjustment was posted in the Company’s opening retained earnings as of January 1, 2018. Time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight-line basis over the voyage days from the date the vessel is ready to load the cargo to completion of its discharge and is not related to the timing of payment received from its customers. Payment terms under voyage charters are disclosed in the relevant voyage charter agreements. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. Further, the adoption of ASC 606 impacted the accounts receivable, the prepayments and other assets and the current liabilities on our combined carve-out balance sheet as of December 31, 2018. Under ASC 606, receivables represent an entity’s unconditional right to consideration, billed or unbilled. As of December 31, 2018 prepayments and other assets include bunker expenses of  $397 incurred between the contract date and the date of the vessel’s arrival to the load port. As of January 1, 2018 there was no balance relating to contract fulfilment costs. As of December 31, 2018 and 2017 the unearned revenue related to undelivered performance obligations amounted to $371 and $0 respectively. The Partnership will recognize this revenue in the first quarter of 2019 as the performance obligations are met.

The following table shows the revenues earned from time and bareboat charters and voyage charters for the year ended December 31, 2018:
For the year ended December 31, 2018
Time and bareboat charters (operating leases)	$105,504
Voyage charters (accounted for under ASC 606)	56,156
Total	$161,660

The following table presents the impact of the adoption of ASU 2014-09 on our combined carve-out balance sheet at December 31, 2018:
	As at December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Assets
Current Assets
Trade accounts receivable	$13,181	$14,581	$(1,400)
Prepayments and other assets	1,882	1,485	397
Liabilities
Current liabilities	24,205	24,240	35
The following table presents the impact of the adoption of ASU 2014-09 on our combined carve-out statement of comprehensive income:
	For the year ended December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Total revenues	$161,660	$163,060	$(1,400)
Voyage expenses	37,202	37,634	432
Net income	9,535	10,503	(968)
The adoption of ASC 606 had no impact on net cash provided by operating activities, investing activities and financing activities for the year ended December 31, 2018.
3.
Transactions with Related Parties

The Company has related party transactions with the Manager, arising from certain terms of the following three different types of management agreements.
1.
Fixed fee management agreement:   According to this agreement the Manager provides the Company with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the years ended December 31, 2018, 2017 and 2016 management fees under the fixed fee management agreement amounted to $117, $488 and $978, respectively. The Company also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements. Since July 2018 none of the Company’s vessel was operated under fixed fee management agreement;

2.
Floating fee management agreement:   Under the terms of this agreement, the Manager provides services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs, for a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Company and not by the Manager. For the years ended December 31, 2018, 2017 and 2016 management fees under the floating fee management agreement amounted to $7,262, $5,663 and $4,535, respectively; and

3.
Crude management agreement:   During 2011 CPP completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that CPP acquired at the time of the completion of the merger with Crude continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement the Manager provides the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. For the years ended December 31, 2018, 2017 and 2016 management fees under the crude management agreement amounted to $1,065, $1,041 and $1,020, respectively. Prior to January 1, 2017 the Company paid its Manager the following fees:

(a)
a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b)
a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired/disposed by Crude; and

(c)
a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

Effective from January 1, 2017 the Manager agreed to waive going forward (i) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (ii) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered. For the year ended December 31, 2016 such commercial services amounted to $360 and are included in “Voyage expenses — related party” in the accompanying combined carve-out statements of comprehensive income.
The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2018 this termination fee was adjusted to $10,347 from $10,124.
All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses — related party” in the accompanying combined carve-out statements of comprehensive income.
Balances and transactions with related parties consisted of the following:
Consolidated Balance Sheets	As of December 31, 2018	As of December 31, 2017
Liabilities:
Capital Maritime & Trading Corp. (“CMTC”) – payments on behalf of the Company(a)	$47	$30
Due to related parties	$47	$30
Deferred revenue – current(c)	—	2,828
Total liabilities	$47	$2,858

Combined Statements of Comprehensive Income	For the year ended December 31,
	2018	2017	2016
Revenues(b)	$13,342	$34,676	$26,681
Voyage expenses	—	—	360
Vessel operating expenses	8,444	7,192	6,533
General and administrative expenses(d)	3,832	3,979	3,960

(a)
CMTC:   The amount represents payments made by CMTC on behalf of the Company for operating and voyage expenses.

(b)
Revenues:   The following table includes information regarding the charter agreements that were in place between the Company and CMTC and its subsidiaries during 2018 and 2017.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Arionas	1.0	01/2017	05/2018	$11.0 ($10.9)
M/T Ayrton II	2.0	02/2016	03/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.9	08/2016	08/2017	$25.0 ($24.7)
M/T Miltiadis M II	0.8 to 1.0	10/2017	08/2018	$18.0 ($18.0)
M/T Amadeus	2.0	06/2015	08/2017	$17.0 ($16.8)
M/T Atlantas II	1.0	10/2016	12/2017	$13.0 ($12.8)
M/T Atlantas II	0.4 to 0.7	01/2018	07/2018	$11.0 ($10.9)
M/T Amoureux	1.0	04/2017	04/2018	$22.0 ($22.0)
M/T Aktoras	0.8 to 1.0	09/2017	01/2018	$11.0 ($10.9)
M/T Aiolos	0.8 to 1.0	09/2017	07/2018	$11.0 ($10.9)
M/T Amor	0.2	09/2017	01/2018	$14.0 ($13.8)
(c)
Deferred Revenue:   As of December 31, 2017 the Company had received cash in advance for charter hire relating to revenue earned in a subsequent period from CMTC.

(d)
General and administrative expenses:   General and administrative expenses represent allocation of the expenses incurred by CPP based on the number of calendar days of the Company’s vessels operated under CPP’s fleet compared to the number of calendar days of the total CPP’s fleet. These expenses consisted mainly of internal audit, investor relations and consultancy fees.

4.
Vessels, net

An analysis of vessels, net is as follows:
	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2017	$920,193	$(276,367)	$643,826
Acquisitions and improvements	142	—	142
Depreciation for the year	—	(36,440)	(36,440)
Balance as at December 31, 2017	$920,335	$(312,807)	$607,528
Acquisitions and improvements	75,048	—	75,048
Depreciation for the year	—	(38,894)	(38,894)
Balance as at December 31, 2018	$995,383	$(351,701)	$643,682

On May 4, 2018, the M/T Anikitos was acquired for a total consideration of  $31,500 comprising $15,875 in cash and the assumption of the then outstanding balance of  $15,625 of a credit facility previously arranged by CMTC with ING Bank NV. The vessel at the time of its acquisition was operated under a thirty month time charter with Petroleo Brasileiro S.A. (“Petrobras”) ending in July 2020, with the option to terminate 30 days earlier at a gross daily rate at $15.3. The Company accounted for the acquisition of the M/T Anikitos as an acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Company allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in Company’s combined carve-out financial statements at a value of  $31,004 and the above market acquired charter at a value of  $496 (Note 5).
On January 17, 2018, the M/T Aristaios was acquired for a total consideration of  $52,500 comprising $24,167 in cash and the assumption of the then outstanding balance of  $28,333 of a term loan under a credit facility previously arranged by CMTC with Credit Agricole Corporate and Investment Bank and ING Bank NV. The vessel at the time of its acquisition was operated under a five year time charter with Tesoro Far East Maritime Company (“Tesoro”) ending in January 2022, with the option to terminate 45 days earlier at a gross daily rate at $26.4. The Company accounted for the acquisition of the M/T Aristaios as an acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset. The Company considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Company allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in Company’s combined carve-out financial statements at a value of  $42,955 and the above market acquired charter at a value of  $9,545 (Note 5).
During 2018 and 2017, certain of the Company’s vessels underwent improvements. The costs of these improvements amounted to $1,089 and $142 respectively and were capitalized as part of the vessels’ cost.
During 2018 and 2017 the Company paid advances relating to the construction of exhaust gas cleaning systems and ballast water treatment systems that will be installed to certain of its vessels of  $1,035 and $0 respectively.
On October 24, 2016, the M/T Amor was acquired for a total consideration of  $32,661 through $16,911 cash and the assumption of a term loan previously arranged from CMTC of an outstanding balance of  $15,750. The vessel at the time of its acquisition was operated under a two year time charter with Cargill International S.A. (“Cargill”) at a gross daily rate of  $17.5 which was terminated in September 2017, and immediately thereafter the vessel was operated under a short term time charter with CMTC at a gross daily rate of  $14.0 which was terminated in January 2018. The Company accounted for the acquisition of the company owning the M/T Amor as an acquisition of a business. The Company considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Company allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in Company’s combined carve out financial statements at a value of  $31,600 and the above market acquired charter at a value of  $1,061.
Total revenues and net income of the company owning the M/T Amor since its acquisition by the Company were $980 and $222 respectively and are included in the Company’s combined carve-out statement of comprehensive income for the year ended December 31, 2016.
•
Unaudited Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:
•
The Company’s actual results of operations for the years ended December 31, 2016

•
Pro forma results of operations of the company owning the M/T Amor for the period from January 1, 2016 to October 24, 2016 as if the vessel was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.
The following table summarizes total revenues and net income of the combined entity had the acquisition of company owning the M/T Amor occurred on January 1, 2016:
As of December 31, 2016
Total revenues	$132,392
Net income	$36,739
5.
Above market acquired charters

On May 4, 2018 the Company acquired the M/T Anikitos from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of  $496 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters, as determined by reference to market data on the acquisition date and was recorded as an asset in the combined carve-out financial statements as of the acquisition date under “above market acquired charters” (Note 4).
On January 17, 2018 the Company acquired the M/T Aristaios from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of $9,545 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters, as determined by reference to market data on the acquisition date and was recorded as an asset in the combined carve-out financial statements as of the acquisition date under “above market acquired charters” (Note 4).
For the years ended December 31, 2018, 2017 and 2016 revenues were reduced by $2,510, $827 and $234 corresponding to the amortization of the above market acquired charters, respectively.
An analysis of above market acquired charters is as follows:
Above market acquired charters	Book Value
Carrying amount as at January 1, 2017	$827
Amortization	$(827)
Carrying amount as at December 31, 2017	$—
Acquisitions	$10,041
Amortization	$(2,510)
Carrying amount as at December 31, 2018	$7,531

As of December 31, 2018 the remaining carrying amount of unamortized above market acquired time charters was $7,531 and will be amortized in future years as follows:
For the year ending December 31,	Amount
2019	$2,704
2020	$2,591
2021	$2,236
Total	$7,531

6.
Long-Term Debt

Long-term debt consists of the following:
	Bank loans	As of December 31, 2018	As of December 31, 2017	Margin
(i)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”, “the Amor Tranche”)	15,422	15,750	2.50%
(ii)	Assumed in January 2018 maturing in January 2024 (the “Aristaios credit facility”)	27,417	—	2.85%
(iii)	Assumed in May 2018 maturing in June 2023 (the “2015 credit facility” the “Anikitos Tranche”)	15,625	—	2.50%
	Total long-term debt	$58,464	$15,750
	Less: Current portion of long-term debt	(3,146)	(328)
	Long-term debt, net of current portion	$55,318	$15,422

On May 4, 2018, upon the completion of the acquisition of the M/T Anikitos (Note 4), the Company assumed a credit facility previously arranged by CMTC of the then outstanding balance of  $15,625. The term loan is required to be repaid in 13 consecutive equal quarterly instalments of  $355, beginning in May 2020, plus a balloon payment of  $11,010 payable together with the final quarterly instalment in June 2023. The term loan bears interest at LIBOR plus a margin of 2.50%.
On January 17, 2018, upon the completion of the acquisition of the M/T Aristaios (Note 4), the Company assumed a term loan under a credit facility previously arranged by CMTC of the then outstanding balance of  $28,333. The term loan is required to be repaid in 12 consecutive equal semi-annual instalments of  $916, beginning in July 2018, plus a balloon payment of  $17,333 payable together with the final semi-annual instalment due in January 2024. The term loan bears interest at LIBOR plus a margin of 2.85%.
On October 24, 2016, upon the completion of the acquisition of the M/T Amor (Note 4) the Company assumed a term loan previously arranged from CMTC of an outstanding balance of  $15,750. The term loan is payable in 17 consecutive equal quarterly instalments of  $328 each starting two years after the vessel’s acquisition plus a balloon payment of  $10,172 with expected maturity date in November 2022. The term loan bears interest at LIBOR plus a margin of 2.50%.
During 2018 the Company repaid the amount of  $916 in line with the amortization schedule of its Aristaios credit facility and $328 in line with the amortization schedule of the Amor Tranche of its 2015 credit facility.
The credit facilities, that are guaranteed by CPP, contain customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements for the guarantor such as, the ratio of EBITDA to Net Interest Expense to be no less than 2:1 and the ratio of net Total Indebtedness to the aggregate Market Value of the fleet not to exceed 0.725:1 for the 2015 and Aristaios credit facilities. The 2015 credit facility also contains a collateral maintenance requirement under which the aggregate fair market value of the collateral vessel should not be less than 120%, of the aggregate outstanding amount under the credit facility. In the case of Aristaios credit facility the collateral maintenance requirement should not be less than 125% (as long as the vessel is under charter with Tesoro) and 140% (at all other times). Also the vessel-owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. As of December 31, 2018 and 2017 the Company and the guarantor were in compliance with all financial covenants.
The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel. Each also requires additional security, such as pledge and charge on current accounts and mortgage interest insurance.
For the years ended December 31, 2018, 2017 and 2016, the Company recorded interest expense of $2,559, $573 and $91 respectively which is included in “Interest expense and finance cost” in the combined carve-out statements of comprehensive income. For the years ended December 31, 2018, 2017 and 2016 the weighted average interest rate of the Company’s loan facility was 4.79%, 3.59% and 3.07% respectively.
The required annual loan payments to be made subsequent to December 31, 2018 are as follows:
	2015 Credit Facility (Amor Tranche (i)	Aristaios Credit Facility (ii)	2015 Credit Facility (Anikitos Tranche) (iii)	Total
2019	$1,313	$1,833	$—	$3,146
2020	1,313	1,833	1,065	4,211
2021	1,313	1,833	1,420	4,566
2022	11,483	1,833	1,420	14,736
2023	—	1,833	11,720	13,553
Thereafter	—	18,252	—	18,252
Total	$15,422	$27,417	$15,625	$58,464

7.
Financial Instruments

(a) Fair value of financial instruments
The Company follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1:
Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2:
Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3:
Inputs are unobservable inputs for the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair value of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of December 31, 2018. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.
(b) Concentration of credit risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company is dependent upon CPP for the major part of its working capital and financing requirements as CPP uses a centralized approach to cash management and financing of its operations. CPP places its cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Company’s and CPP’s cash. Most of the Company’s revenues were derived from a few charterers. For the year ended December 31, 2018 Petrobras accounted for 33% of the Company’s total revenue. For the year ended December 31, 2017 Petrobras, and CMTC accounted for 34% and 26% of the Company’s total revenue, respectively. For the year ended December 31, 2016 Petrobras and CMTC accounted for 33% and 21% of the Company’s total revenue, respectively.
8.
Accrued Liabilities

Accrued liabilities consist of the following:
	As of December 31,
	2018	2017
Accrued loan interest and loan fees	$343	$63
Accrued operating expenses	4,050	3,582
Accrued capitalized improvements	23	17
Accrued voyage expenses and commissions	3,384	2,169
Total	$7,800	$5,831

9.
Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:
	For the years ended December 31,
	2018	2017	2016
Voyage expenses:
Commissions	$3,391	$2,462	$2,588
Bunkers	21,047	3,342	1,698
Port expenses	10,143	2,541	892
Other	2,621	2,192	1,750
Total	$37,202	$10,537	$6,928

	For the years ended December 31,
Vessel operating expenses	2018	2017	2016
Crew costs and related costs	$34,732	$28,141	$22,496
Insurance expense	3,032	2,599	2,815
Spares, repairs, maintenance and other expenses	12,462	8,320	6,416
Stores and lubricants	6,133	4,437	4,332
Management fees	8,444	7,192	6,533
Other operating expenses	3,603	3,622	2,270
Total	$68,406	$54,311	$44,862

10.
Income Taxes

Under the laws of the Marshall Islands and Liberia, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered and managed from, which have been included in vessel operating expenses in the accompanying combined carve-out statements of comprehensive income.
Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For the years ended December 31, 2018, 2017 and 2016 the Company qualified for this exemption.
11.
Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined carve-out financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the combined carve-out financial statements.
An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:
•
Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•
The amount of the loss can be reasonably estimated.

(a)
Lease Commitments:   Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of December 31, 2018 were:

Year ended December 31,	Amount
2019	67,449
2020	33,804
2021	8,712
Total	109,965

(b)
Vessel’s Equipment Commitments:   As of December 31, 2018 the Company has the below outstanding commitments relating to the construction of exhaust gas cleaning systems and ballast water treatment systems which are payable as follows:

Year ended December 31,	Amount
2019	$6,325
Total	$6,325

12.
Subsequent Events

The Company evaluated subsequent events up to February 25, 2019, the date the combined carve-out financial statements were available to be issued.

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
DSS Holdings GP Limited:
We have audited the accompanying consolidated financial statements of DSS Holdings L.P. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and March 31, 2018, and the related consolidated statements of operations, comprehensive (loss) income, changes in partners’ equity, and cash flows for the nine months ended December 31, 2018 and for each of the two years in the period ended March 31, 2018, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DSS Holdings L.P. and its subsidiaries as of December 31, 2018 and March 31, 2018, and the results of their operations and their cash flows for the nine months ended December 31, 2018 and for each of the two years in the period ended March 31, 2018, in accordance with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
New York, New York
February 24, 2019

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND MARCH 31, 2018
	December 31, 2018	March 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83,053,722	$79,339,584
Due from charterers – Net of provision for doubtful accounts of $1,961,660 and $524,131, respectively	42,637,111	54,545,424
Inventories	20,880,039	23,076,569
Pool working capital contributions	—	2,027,640
Prepaid expenses and other current assets	3,731,465	6,082,835
Derivative assets	—	1,752,360
Total current assets	150,302,337	166,824,412
NONCURRENT ASSETS:
Vessels – Net of accumulated depreciation of $479,532,460 and $442,254,103, respectively	1,454,286,126	1,565,900,423
Other property – Net of accumulated depreciation of $457,602 and $309,799, respectively	755,546	411,354
Deferred drydocking costs – Net of accumulated amortization of $14,573,001 and $17,055,668, respectively	33,286,609	26,317,525
Deferred financing costs – Net of accumulated amortization of $427,869 and $252,602, respectively	168,854	319,120
Restricted cash	5,104,167	5,000,000
Derivative assets	—	4,377,561
Time charter contracts acquired – Net of accumulated amortization of $1,733,470 and $1,552,557, respectively	92,612	273,525
Other noncurrent assets	5,858,484	501,938
Total noncurrent assets	1,499,552,398	1,603,101,446
TOTAL	$1,649,854,735	$1,769,925,858
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$97,315,075	$80,372,494
Accounts payable and accrued expenses	25,316,546	22,126,309
Deferred charter hire revenue	3,621,479	2,010,604
Derivative liabilities	630,432	—
Total current liabilities	126,883,532	104,509,407
NONCURRENT LIABILITIES:
Long-term debt – Net of deferred financing costs of $7,147,186 and $9,266,324, respectively	542,225,833	611,363,065
Derivative liabilities	899,578	—
Total noncurrent liabilities	543,125,411	611,363,065
Total liabilities	670,008,943	715,872,472
COMMITMENTS AND CONTINGENCIES (NOTE 15)
PARTNERS’ EQUITY:
DSS Holdings L.P. and Affiliated Entity partners’ equity:
Partners’ contributions	994,770,585	994,770,585
Additional paid-in capital	2,558,076	2,558,076
Accumulated other comprehensive income	4,387,165	6,129,921
(Accumulated deficit) retained earnings	(56,477,250)	15,901,601
Total DSS Holdings L.P. and Affiliated Entity partners’ equity	945,238,576	1,019,360,183
Noncontrolling interest	34,607,216	34,693,203
Total partners’ equity	979,845,792	1,054,053,386
TOTAL	$1,649,854,735	$1,769,925,858

See notes to consolidated financial statements.

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2018 AND THE YEARS ENDED MARCH 31, 2018 AND 2017
	For the Nine Months Ended December 31, 2018	For the Year Ended March 31, 2018	For the Year Ended March 31, 2017
REVENUE – Net of amortization of time charter contracts acquired	$275,473,330	$302,943,236	$303,797,183
OPERATING EXPENSES:
Vessel expenses	85,205,849	109,175,959	102,999,955
Voyage expenses	137,773,874	89,911,885	43,343,605
Depreciation and amortization expense	66,101,370	86,624,530	81,048,391
Loss on sale of vessels	19,970,075	—	—
General and administrative	11,383,536	14,641,729	13,200,656
Other corporate expenses	678,483	483,000	579,968
Management fees	—	1,017,739	1,293,222
Total operating expenses – Net	321,113,187	301,854,842	242,465,797
OPERATING (LOSS) INCOME	(45,639,857)	1,088,394	61,331,386
OTHER (EXPENSE) INCOME:
Interest expense	(28,097,188)	(33,754,298)	(31,844,533)
Loss on extinguishment of debt	—	—	(6,365,571)
Other income	1,223,207	1,329,289	699,955
Total other expense – Net	(26,873,981)	(32,425,009)	(37,510,149)
Net (loss) income	(72,513,838)	(31,336,615)	23,821,237
Less: Net (loss) income attributable to noncontrolling interest	(134,987)	(776,252)	138,103
Net (loss) income attributable to DSS Holdings L.P.	$(72,378,851)	$(30,560,363)	$23,683,134

See notes to consolidated financial statements.

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE NINE MONTHS ENDED DECEMBER 31, 2018 AND THE YEARS ENDED MARCH 31, 2018 AND 2017
	For the Nine Months Ended December 31, 2018	For the Year Ended March 31, 2018	For the Year Ended March 31, 2017
Net (loss) income	$(72,513,838)	$(31,336,615)	$23,821,237
Change in unrealized (loss) gain on cash flow hedges	(1,742,756)	1,608,441	5,816,646
Other comprehensive (loss) income	(1,742,756)	1,608,441	5,816,646
Comprehensive (loss) income	(74,256,594)	(29,728,174)	29,637,883
Less: comprehensive (loss) income attributable to noncontrolling interest	(134,987)	(776,252)	138,103
Comprehensive (loss) income attributable to DSS Holdings L.P.	$(74,121,607)	$(28,951,922)	$29,499,780

See notes to consolidated financial statements.

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2018 AND THE YEARS ENDED MARCH 31, 2018 AND 2017
	Partners’ Contributions	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)	Noncontrolling Interest	Total
BALANCE – April 1, 2016	$994,770,585	$2,558,076	$(1,295,166)	$82,778,830	$18,142,544	$1,096,954,869
Capital contributions for NT Suez Holdco LLC	—	—	—	—	16,208,808	16,208,808
Dividends distributed	—	—	—	(60,000,000)	—	(60,000,000)
Unrealized gain on cash flow hedges	—	—	5,816,646	—	—	5,816,646
Net loss	—	—	—	23,683,134	138,103	23,821,237
BALANCE – March 31, 2017	994,770,585	2,558,076	4,521,480	46,461,964	34,489,455	1,082,801,560
Capital contributions for NT Suez Holdco LLC	—	—	—	—	980,000	980,000
Unrealized gain on cash flow hedges	—	—	1,608,441	—	—	1,608,441
Net loss	—	—	—	(30,560,363)	(776,252)	(31,336,615)
BALANCE – March 31, 2018	994,770,585	2,558,076	6,129,921	15,901,601	34,693,203	1,054,053,386
Capital contributions for Diamond Anglo Ship Management Pte. Ltd.	—	—	—	—	49,000	49,000
Unrealized loss on cash flow hedges	—	—	(1,742,756)	—	—	(1,742,756)
Net loss	—	—	—	(72,378,851)	(134,987)	(72,513,838)
BALANCE – December 31, 2018	$994,770,585	$2,558,076	$4,387,165	$(56,477,250)	$34,607,216	$979,845,792

See notes to consolidated financial statements.

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2018 AND THE YEARS ENDED MARCH 31, 2018 AND 2017
	For the Nine Months Ended December 31, 2018	For the Year Ended March 31, 2018	For the Year Ended March 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(72,513,838)	$(31,336,615)	$23,821,237
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	66,101,370	86,624,530	81,048,391
Loss on sale of vessels	19,970,075	—	—
Amortization of deferred financing charges	2,494,404	2,852,476	3,305,693
Amortization of time charter hire contracts acquired	180,913	240,120	1,825,117
Loss on disposal of vessel equipment	34,058	217,886	—
Loss on extinguishment of debt	—	—	6,365,571
Realized gain from recouponing swaps	(895,825)	—	—
(Earnings) loss in equity method investment	—	(32,953)	26,628
Changes in assets and liabilities:
Decrease (increase) in Due from charterers	11,908,313	(9,264,672)	(7,529,599)
Decrease (increase) in Inventories	1,979,810	(5,659,660)	(5,258,656)
Decrease (increase) in Prepaid expenses and other current assets	2,351,370	(3,559,585)	510,499
Cash paid for drydocking	(17,746,399)	(17,115,084)	(1,853,611)
Decrease in Pool working capital contributions	2,027,640	3,319,591	1,406,303
Dividend received from equity method investment	—	1,443,182	—
(Decrease) increase in Other noncurrent assets	(9,420)	(275,821)	729,675
Increase (decrease) in Accounts payable and accrued expenses	5,993,623	7,179,222	(546,023)
Increase (decrease) in Deferred charter hire	1,610,875	(607,501)	299,750
Decrease in Other noncurrent liabilities	—	—	(261,492)
Net cash provided by operating activities	23,486,969	34,025,116	103,889,483
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturities of (investments in) time deposits	—	52,529,919	(52,529,919)
Payments for vessel under construction	—	—	(123,786,816)
Proceeds from sale of vessels	34,889,810	—	—
Payments for vessel additions	(4,699,777)	(3,487,317)	(3,377,203)
Payments for other property	(527,513)	(422,335)	(20,416)
Acquisition costs	(1,654,395)		—
Return of investment in Gemini Tankers, LLC	—	20,000	—
Net cash provided by investing activities	28,008,125	48,640,267	(179,714,354)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on long-term debt	—	—	782,650,000
Payments to refinance long-term debt	—	—	(678,791,183)
Principal payments on long-term debt	(79,636,370)	(74,372,494)	(54,454,673)
Borrowings on revolving credit facilities	26,532,258	6,000,000	—
Repayments on revolving credit facilities	(1,209,677)	—
Dividends paid to partners	—	—	(60,000,000)
Cash received from recouponing swaps	6,813,000	—
Proceeds from partner’s contribution in subsidiary	49,000	980,000	16,208,808
Payments for deferred financing costs	(225,000)	(283,628)	(13,082,197)
Net cash used in financing activities	(47,676,789)	(67,676,122)	(7,469,245)
Net increase in cash, cash equivalents and restricted cash	3,818,305	14,989,261	(83,294,116)
Cash, cash equivalents and restricted cash – Beginning of period	84,339,584	69,350,323	152,644,439
Cash, cash equivalents and restricted cash – End of period	$88,157,889	$84,339,584	$69,350,323

See notes to consolidated financial statements.

DSS HOLDINGS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2018 AND THE YEARS ENDED MARCH 31, 2018 AND 2017
	For the Nine Months Ended December 31, 2018	For the Year Ended March 31, 2018	For the Year Ended March 31, 2017
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest – net of amounts capitalized	$25,815,765	$30,559,620	$27,821,706
Capital items recorded in Accounts payable and accrued expenses	$33,724	$58,465	$834,029
Transfer from Construction in progress to Vessel	$—	$—	$193,924,382
Amortization of Deferred financing charges recorded in Construction in progress	$—	$—	$118,588

See notes to consolidated financial statements.

DSS HOLDINGS L.P. and subsidiaries

NOTES TO Consolidated FINANCIAL STATEMENTS
AS OF December 31, 2018 and march 31, 2018 AND for the nine months ended March 31, 2018 and years ended march 31, 2018 and 2017
1.   business AND basis of presentation
Business — DSS Holdings L.P. (“DHLP” or “Company”), is a Cayman Island limited partnership formed on October 1, 2007. The Company is a seaborne transporter of refined petroleum products, primarily through time charter arrangements with third-party shipping companies, and crude oil through the spot market/operating pools, operating in the international shipping industry.
The Company indirectly wholly-owns Diamond S Management LLC (Marshall Islands) (“DSMM”) and Diamond S Management (Singapore) Pte. Ltd. (“DSMS”). DSMM and DSMS provide commercial management, administrative support service, technical, safety, quality, crewing, marine operations and related services in connection with the operation of the vessels.
The Company indirectly holds a 51% ownership interest in NT Suez Holdco LLC, a Marshall Islands limited liability company, formed on September 23, 2014, which is a joint venture with an affiliate of the Company’s largest shareholder.
The Company indirectly holds a 51% ownership interest in Diamond Anglo Ship Management Pte. Ltd., a Singaporean company, formed on January 11, 2018, which is a joint venture with an unrelated third party.
The Company, through its wholly-owned subsidiaries, owns and operates 41 vessels: 31 medium range (“MR”) vessels and ten Suezmax vessels. The Company also controls and operates two Suezmax vessels through a joint venture (see Note 3).
The list below includes the 43 vessel-owning companies and fleet information as of December 31, 2018:
Wholly-Owned Subsidiary	Vessel	Vessel Type	Size (DWT)(1)	Delivery Date	Year Built
Heroic Andromeda Inc.	High Jupiter	MR	51,603	Sep-27-11	2008
Heroic Aquarius Inc.	Atlantic Aquarius	MR	49,999	Sep-27-11	2008
Heroic Auriga Inc.	Pacific Jewel	MR	48,012	Oct-13-11	2009
Heroic Avenir Inc.	Alpine Madeleine	MR	49,999	Sep-27-11	2008
Heroic Corona Borealis Inc.	Alpine Maya	MR	51,501	Sep-27-11	2010
Heroic Equuleus Inc.	Alpine Melina	MR	51,483	Sep-27-11	2010
Heroic Gaea Inc.	Atlantic Frontier	MR	49,999	Sep-27-11	2007
Heroic Hera Inc.	Atlantic Grace	MR	49,999	Sep-27-11	2008
Heroic Hercules Inc.	Atlantic Star	MR	49,999	Sep-27-11	2008
Heroic Hologium Inc.	Atlantic Polaris	MR	49,999	Sep-27-11	2009
Heroic Hydra Inc.	Atlantic Muse	MR	51,498	Oct-13-11	2009
Heroic Leo Inc.	Atlantic Leo	MR	49,999	Sep-27-11	2008
Heroic Libra Inc.	Atlantic Lily	MR	49,999	Sep-27-11	2008
Heroic Lyra Inc.	Atlantic Pisces	MR	49,999	Sep-27-11	2009
Heroic Octans Inc.	Atlantic Mirage	MR	51,476	Oct-13-11	2009
Heroic Pegasus Inc.	High Mercury	MR	51,501	Sep-27-11	2008

(1)
DWT refers to max Summer deadweight tonnage

Wholly-Owned Subsidiary	Vessel	Vessel Type	Size (DWT)(1)	Delivery Date	Year Built
Heroic Perseus Inc.	Alpine Mystery	MR	49,999	Sep-27-11	2009
Heroic Pisces Inc.	Atlantic Olive	MR	49,999	Sep-27-11	2008
Heroic Rhea Inc.	High Saturn	MR	51,527	Sep-27-11	2008
Heroic Sagittarius Inc.	Atlantic Rose	MR	49,999	Sep-27-11	2008
Heroic Scorpio Inc.	Atlantic Titan	MR	49,999	Sep-27-11	2008
Heroic Scutum Inc.	Adriatic Wave	MR	51,549	Sep-27-11	2009
Heroic Serena Inc.	Alpine Mathilde	MR	49,999	Sep-27-11	2008
Heroic Tucana Inc.	Aegean Wave	MR	51,510	Sep-27-11	2009
Heroic Uranus Inc.	Atlantic Gemini	MR	49,999	Sep-27-11	2008
Heroic Virgo Inc.	High Mars	MR	51,542	Sep-27-11	2008
White Boxwood Shipping S.A.	Alpine Moment	MR	49,999	Sep-27-11	2009
White Holly Shipping S.A.	Alpine Minute	MR	49,999	Sep-27-11	2009
CVI Atlantic Breeze, LLC	Atlantic Breeze	MR	49,999	Dec-12-13	2007
CVI Citron, LLC	Citron	MR	49,999	Dec-12-13	2007
CVI Citrus, LLC	Citrus	MR	49,995	Dec-12-13	2008
DSS 1 LLC	San Saba	Suezmax	159,018	Jun-05-12	2012
DSS 2 LLC	Rio Grande	Suezmax	159,056	Jul-03-12	2012
DSS 5 LLC	Red	Suezmax	159,068	Oct-04-12	2012
DSS 6 LLC	Frio	Suezmax	159,000	Dec-04-12	2012
DSS 7 LLC	Trinity	Suezmax	158,734	Mar-28-16	2016
DSS 8 LLC	San Jacinto	Suezmax	158,658	Jun-21-16	2016
DSS A LLC	Brazos	Suezmax	158,537	Jan-03-12	2012
DSS B LLC	Pecos	Suezmax	158,465	Apr-18-12	2012
DSS C LLC	Sabine	Suezmax	158,493	Jul-02-12	2012
DSS D LLC	Colorado	Suezmax	158,615	Nov-09-12	2012
NT Suez One LLC	Loire	Suezmax	157,463	Oct-17-16	2016
NT Suez Two LLC	Namsen	Suezmax	157,543	Nov-13-16	2016

(1)
DWT refers to max Summer deadweight tonnage

As of December 31, 2018, the average age of the fleet was 6.9 years old.
In November 2018, the Company entered into a definitive transaction agreement with Capital Product Partners, L.P. (“CPLP”) to merge tanker businesses in a share-for-share transaction. Holders of CPLP units will receive approximately 33% of the combined entity with the remaining approximately 67% of the shares distributed to holders of the Company. The combined entity is expected to be renamed Diamond S Shipping Inc. and based on the guidelines of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 and Accounting Standards Update (“ASU”) 2017-01, the Company is the acquirer for accounting purposes. If the transaction is consummated, the combined company will own and operate 68 vessels.
2.   SIGNIFICANT ACCOUNTING POLICIES
In January 2019, the Company’s Board of Directors approved changing the Company’s fiscal year end to December 31 of each calendar year from March 31. These consolidated financial statements are for the nine-month period of April 1, 2018 through December 31, 2018.
Principles of Consolidation — The consolidated financial statements include the Company’s controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues or additional sources of cash and expenses or additional uses of cash during the reporting period. Actual results could differ from those estimates. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value of vessels, useful life of vessels, the fair value of time charter contracts acquired, the fair value of derivative instruments and potential litigation claims and settlements.
Cash and Cash Equivalents, and Restricted Cash — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
The following table provides a reconciliation of Cash and cash equivalents and Restricted cash reported within the consolidated balance sheets that sum to the total of the amounts shown in the consolidated statements of cash flows for the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017:
	December 31, 2018	March 31, 2018	March 31, 2017
Cash and cash equivalents	$83,053,722	$79,339,584	$64,350,323
Restricted cash	5,104,167	5,000,000	5,000,000
Total Cash and cash equivalents, and Restricted cash shown in the consolidated statements of cash flows	$88,157,889	$84,339,584	$69,350,323

Amounts included in restricted cash represent those required to be set aside by the $66 Facility, as defined in Note 7 below. The restriction will lapse when the related long-term debt is paid off.
Due from Charterers — Net — Due from charterers — net includes accounts receivable from charterers, net of the provision for doubtful accounts and reimbursable costs the Company incurred on behalf of its charterers. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a reasonable possibility of non-recoverability. At December 31, 2018 and March 31, 2018, the Company had reserves of  $1,961,660 and $524,131, respectively, against its Due from charterers balance associated with demurrage and deviation income.
Included in the standard time charter contracts with the Company’s customers are certain performance parameters, which, if not met, can result in customer claims. The Company monitors the vessels’ performances. As of December 31, 2018 and March 31, 2018, there were no customer claims or instances that resulted in the need for reserves related to unmet performance parameters.
Inventories — Inventories consist of bunkers and lubricants on board the vessels at the balance sheet dates. These inventories are stated at cost and determined on a first-in, first-out basis.
Vessels — Net — Vessels are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the asset, up to the asset’s estimated salvage value. The estimated useful life of a vessel is 25 years from the vessel’s initial delivery from the shipyard. Salvage value is based upon a vessel’s lightweight tonnage multiplied by an estimated scrap rate of  $300 per ton.
Expenditures for maintenance, repairs and minor renewals are expensed as incurred. Capital expenditures for significant improvements and new equipment are capitalized and are depreciated over the shorter of the capitalized asset’s life or the remaining life of the vessel.
Interest costs, which includes deferred financing charges and commitment fees, incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use) are capitalized. The Company capitalizes interest costs that are attributable to amounts advanced for vessels under construction. Where a loan is directly attributable to vessels under construction, the interest is capitalized in full. Where the advances for vessels under construction are not financed with a loan, capitalized interest attributed to these amounts is based on the weighted average interest rate for the period. During the year ended March 31, 2017, interest costs of  $865,888 were capitalized in relation to the construction of vessels. There were no interest costs capitalized during the nine months ended December 31, 2018 or year ended March 31, 2018.
For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, depreciation expense related to Vessels was $58,920,098, $79,123,574 and $75,908,353 respectively. During the nine months ended December 31, 2018 and the year ended March 31, 2018, the Company disposed of vessel equipment, which resulted in a loss of  $34,058 and $217,886, respectively. There was no vessel equipment disposed of during the year ended March 31, 2017.
Other Property — Net — Other property includes software and office furniture and equipment, and is depreciated on a straight-line basis over the estimated useful life of the asset, which ranges from three to five years. For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, depreciation expense related to Other property was $183,321, $70,919 and $28,913, respectively. During the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, the Company disposed of Other property no longer in use, which was fully depreciated.
Impairment of Long-Lived Assets — The Company follows FASB ASC Subtopic 360-10-05, Accounting for the Impairment or Disposal of Long-lived Assets, which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred that would require modification to the carrying values or their useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as vessel appraisals, business plans and overall market conditions. An impairment loss on long-lived assets is recognized when indicators of potential impairment are present and the carrying amount of the long-lived asset is greater than its fair value and not believed to be recoverable. In determining future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the asset, including any related intangible assets and liabilities, exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.
When comparing the book value of the long-lived assets to their lower market price as of December 31, 2018, it was determined that an indicator of impairment was present. Accordingly, the Company performed an undiscounted cash flow test based as of December 31, 2018, determining undiscounted projected net operating cash flows for the vessels and comparing them to the carrying values of the vessels, and any related intangible assets and liabilities. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy. Based on these assumptions, the Company determined that the vessels held for use and their related intangible assets were not impaired as of December 31, 2018.
Deferred Financing Costs — Net — Deferred financing costs include fees, legal expenses and other costs associated with securing loan facilities and lines of credit. The costs are amortized over the life of the related debt and are recorded to Interest expense in the consolidated statements of operations. Debt issuance costs related to loan facilities are recorded as a reduction in the carrying amount of the related debt liability within the Company’s consolidated balance sheets. Debt issuance costs related to lines of credit are recorded to Deferred financing costs — net on the Company’s consolidated balance sheets.
Deferred Drydocking Costs — Net — The Company uses the deferral method of accounting for drydocking costs. Under the deferral method, drydocking costs are deferred and amortized on a straight-line basis over the period to the next anticipated drydock, which is estimated to be approximately 30 to 60 months. The Company capitalizes the costs associated with drydocking as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include direct costs incurred as part of the drydock to meet regulatory requirements, or costs that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydock or not, are expensed as incurred. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock. For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, $6,997,951, $7,430,037 and $5,111,125, respectively, of amortization of Deferred drydocking costs was recorded to Depreciation and amortization expense in the consolidated statements of operations.
Deferred Charter Hire Revenue — Deferred charter hire revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as Revenue in the consolidated statements of operations when earned.
Revenue and Voyage Expense Recognition — Revenues are generated from time charters, voyage charters and pool revenues.
Time Charters — Revenues from the time chartering of vessels are recognized on a straight-line basis over the periods of such charter agreements as service is performed. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting a determinable threshold, which is set forth in the time charter agreement. Amounts receivable arising from profit-sharing arrangements are accrued based on the actual results of the voyages recorded as of the reporting date once the threshold is met. In time charters, there are certain other non-specified voyage expenses such as commissions, which are typically borne by the Company. These expenses are recognized when incurred.
Voyage Charters — Under a voyage charter contract, the revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs borne by the Company in connection with voyage charters that would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges, which are recognized as incurred. Demurrage income represents payments or amounts due from charterer to the vessel owner when loading and discharging time exceed the stipulated time in a voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise, and is recognized on a pro rata basis over the length of the voyage to which it pertains.
Pool Revenues — During the years ended March 31, 2018 and 2017, the Company employed some of its vessels in vessel pools. None of the Company’s vessels operated in pools during the nine months ended December 31, 2018. The vessel pools in which the Company’s vessels operate provide cost-effective commercial management services for a group of similar class vessels. The pool arrangements provide the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, voyage related costs, such as the cost of bunkers and port expenses, are borne by the pool and vessel operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and certain pool manager fees.
Vessel Expenses — Vessel expenses include crew wages and associated costs, the cost of insurance premiums, expenses relating to repairs and maintenance, lubricants and spare parts, technical management fees and other miscellaneous expenses. Vessel expenses are recognized when incurred.

Management Fees — Management fees consist of fees paid to a charterer that commercially manages certain vessels and fees paid to the pools in which the Company’s vessels operate.
Fair Value Measurements — Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. When establishing fair value, a three-tier hierarchy for inputs is used, which prioritizes the inputs used in the valuation methodologies. Fair value is a measurement for certain financial instruments and nonfinancial assets and nonfinancial liabilities. For nonfinancial assets, including fixed assets, fair value is recorded or required to be disclosed in a period in which an impairment occurs.
Fair Value of Financial Instruments — The estimated fair value of the Company’s financial instruments, such as cash equivalents, due from charterers, and accounts payable and accrued expenses approximate their individual carrying amounts as of December 31, 2018 and March 31, 2018, due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities. Derivative assets and liabilities are carried on the balance sheets at fair value.
Derivatives — Interest Rate Risk Management — The Company is exposed to interest rate risk through its variable rate credit facilities. The Company uses interest rate swaps, under which the Company pays a fixed rate in exchange for receiving a variable rate, to achieve a fixed rate of interest on the hedged portion of the debt in order to increase the ability to forecast interest expense. The objective of these swaps is to help to protect the Company against changes in borrowing rates on the current credit facilities and any replacement floating rate Eurodollar credit facility. Upon execution of the swaps, the Company designated the swaps as cash flow hedges of benchmark interest rate risk under ASC 815, Derivatives and Hedging, and has established effectiveness testing and measurement processes. Changes in the fair value of the interest rate swaps are recorded as assets or liabilities, and effective unrealized gains or losses are captured in a component of accumulated other comprehensive income or loss until reclassified to interest expense when the hedged variable rate interest expenses are incurred. The ineffective portion, if any, of the change in fair value of the interest rate swap agreements is required to be recognized in earnings. The Company elected to classify settlement payments as operating activities within the statement of cash flows.
At December 31, 2018 and March 31, 2018, no gains or losses due to ineffectiveness have been recorded in earnings relative to interest rate swaps entered into by the Company that qualify as hedges.
Comprehensive (Loss) Income — The Company follows ASC 220-10, Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the Company’s interest rate swaps accounted for as cash flow hedges. These other comprehensive income items are discussed further in Note 9.
Time Charter Contracts Acquired — The Company follows the provisions of ASC 350-20-35, Intangibles-Goodwill and Other. Goodwill and indefinite lived intangible assets and liabilities acquired in a business combination are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with estimable useful lives are amortized over their estimated useful lives.
The Company’s intangible assets consist of charter-in contracts acquired as part of its purchase of 30 vessel-owning companies during the year ended March 31, 2012. Upon the completion of this acquisition, certain time charter contracts with a contractual rate in excess of the fair market charter rate were recorded as an asset on the consolidated balance sheets. The asset is amortized as a net reduction of time charter revenues over the remaining term of such charters. For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, amortization of time charter contracts was $180,913, $240,120 and $1,825,117, respectively.
Unit Compensation — The Company follows ASC 718, Compensation — Stock Compensation, for the expensing of stock options and other share-based payments. This topic requires that stock-based compensation transactions be accounted for using a fair-value-based method. To determine the fair value of the unit awards at March 31, 2012, the Company primarily used the discounted cash flow approach. Prior to this date, as the Company had no operations, the adjusted net assets method was used to determine the fair value of unit awards. See Note 14.

Concentrations of Credit Risk — The Company’s Cash and cash equivalents and Due from charterers may be subject to concentrations of credit risk. The Company deposits a significant portion of its cash and cash equivalents with three financial institutions. None of the Company’s cash and cash equivalent balances maintained at these three financial institutions are covered by insurance in the event of default by either of these banks. The Company’s cash and cash equivalent balances maintained at FDIC-insured institutions exceed the FDIC insured limits. The Company monitors the creditworthiness of these banks regularly.
With respect to Due from charterers, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. For the nine months ended December 31, 2018, the Company earned 13.9% its revenue from one charterer. For the year ended March 31, 2018, the Company earned 12.3% and 21.0% of its revenue from two of the pools in which the Company’s vessels operated during the year. For the year ended March 31, 2017, the Company earned 24.9% and 17.1% of its revenue from two of the pools in which the Company’s vessels operated during the year.
Income Taxes — The Company is a Cayman Islands limited partnership, which is tax exempt. The members of the partnership would be liable for taxes, if any. Substantially all of the activities of the Company and its subsidiaries relate to the operation of vessels in international commerce. Pursuant to various treaties and Section 883 of the U.S. Internal Revenue Code of 1986, management believes that the income of such companies attributable to such operations is exempt from U.S. income tax. Management believes that Section 883 applies to the income of the Company and its subsidiaries, in part, because the countries of incorporation of such companies, which include the Cayman Islands, the Marshall Islands and Liberia, have been officially recognized by the Internal Revenue Service as currently providing a tax exemption to U.S. companies equivalent to Section 883. In addition, management believes that such income is similarly exempt from state and local income taxation. Pursuant to various bilateral agreements that grant reciprocal exemptions, management also believes that the income of such companies from shipping operations is not subject to foreign income taxes. Based on the foregoing, management believes that no provision for income taxes is required. Income from the management company is subject to income taxation, which was not significant.
Recent Accounting Pronouncements
New accounting standard adopted — In October 2016, the FASB issued ASU No. 2016-17 “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control” (“ASU 2016-17”), which amends the variable interest entity (“VIE”) guidance within Topic 810. ASU 2016-17 does not change the two required characteristics for a single decision maker to be the primary beneficiary, which are power and economics, but it revised one aspect of the related analysis. ASU 2016-17 changes how a single decision maker of a VIE treats indirect variable interest held through related parties that are under common control when determining whether it is the primary beneficiary of that VIE. ASU 2016-17 requires consideration of such indirect interests on a proportionate basis instead of being the equivalent of direct interests in their entity, thereby making consolidation less likely. For nonpublic entities, ASU 2016-17 is effective for annual reporting periods beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning after December 15, 2017, allowing for earlier adoption as permitted in the ASUs. The Company adopted ASU 2016-17 during the nine months ended December 31, 2018; this adoption had no impact on the consolidated financial statements.
New accounting standards to be implemented — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. For nonpublic entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, allowing for earlier adoption as permitted in the ASU, and ASU 2014-09 shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted

ASU 2014-09 on January 1, 2019, (the “Adoption Date”). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers. This update provides further guidance on applying collectability criterion to assess whether the contract is valid and represents a substantive transaction on the basis whether a customer has the ability and intention to pay the promised consideration. The requirements of this standard include an increase in required disclosures. Management has assembled an internal project team and is currently analyzing contracts with customers covering the significant streams of the Company’s annual revenues under the provisions of the new standard as well as changes necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. Management will apply the modified retrospective transition method and will recognize the cumulative effect of adopting this standard as an adjustment to the opening balance of retained earnings as of the Adoption Date. Prior periods will not be retrospectively adjusted. The Company continues to make progress in its implementation and assessment of the new revenue standard. While the assessment is still ongoing, based on the progress made to date, the Company expects that the timing of recognition of revenue for certain ongoing charter contracts will be impacted as well as the timing of recognition of certain voyage related costs. While the assessment of certain effects of the adoption of the ASU 2014-09 are ongoing, the timing of recognition will primarily impact spot voyage charters. Under ASU 2014-09, revenue will be recognized from when the vessel arrives at the load port until the completion of discharge at the discharge port instead of recognizing revenue from the discharge of the previous voyage provided an agreed non-cancellable charter between the Company and the charterer is in existence, the charter rate is fixed and determinable, and collectability is reasonably assured. The financial impact of adoption will depend on the number of spot voyages and time charter arrangements as well as their percentage of completion at the adoption date. The Company expects that the adoption of ASU 2014-09 will result in an increase in the opening Accumulated Deficit balance as of the Adoption Date in the Consolidated Balance Sheet of approximately $2.5 million to $3.0 million as a result of the adjustment of Revenue and Voyage expenses. The above estimate could potentially change upon further evaluation. Additionally, the Company is currently evaluating the adjustment, if any, to other expenses such as Vessel expenses in the Consolidated Statement of Operations and the additional presentation and disclosure requirements of ASU 2014-09 on the consolidated financial statements.
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. For nonpublic entities, ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, allowing for earlier adoption as permitted in the ASU. The Company is currently evaluating the potential impact of this pronouncement on the consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which establishes a comprehensive new lease accounting model. ASU 2016-02 clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. For nonpublic entities, ASU 2016-02 is effective for annual periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the potential impact of this pronouncement on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). The objective of ASU 2017-01 is to provide guidance to entities when evaluating whether a transaction should be accounted for as an acquisition or disposal of a business. An entity first determines whether substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset, or a group of similar identifiable assets. If this threshold is met, the assets acquired would not represent a business, and no further assessment is required. If the initial screen is not met, ASU 2017-01 requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to produce output and removes the evaluation of whether a market participant could replace the missing elements. For nonpublic entities, ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, allowing for earlier adoption as permitted in the ASUs, and shall be applied prospectively. The Company does not expect the impact of ASU 2017-01 to have an impact on its consolidated financial statements.
3.   Joint Venture Investments
NT Suez Holdco LLC — In September 2014, the Company formed a joint venture, NT Suez Holdco LLC (“NT Suez”), to purchase two Suezmax newbuildings. The two vessels were delivered in October and November 2016.
NT Suez is owned 51% by the Company and 49% by WLR/TRF Shipping S.a.r.l (“WLR/TRF”). WLR/TRF is indirectly owned by funds managed or jointly managed by WL Ross & Co, LLC (“WLR”), including WLR Recovery Fund V DSS AIV, L.P. and WLR V Parallel ESC, L.P., which are also shareholders of the Company. WLR is a fund manager that manages the Company’s largest shareholders.
The investments NT Suez received from the Company and WLR/TRF during the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, which were used for shipyard installment payments and working capital, are as follows:
	Nine Months Ended December31, 2018	Year Ended March 31, 2018	Year Ended March 31, 2017
Total investments in NT Suez – Beginning of period	$72,104,800	$70,104,800	$37,025,600
Company’s investments in NT Suez	—	1,020,000	16,870,392
TRF’s investments in NT Suez	—	980,000	16,208,808
Total year’s investments in NT Suez	—	2,000,000	33,079,200
Total investments in NT Suez – End of period	$72,104,800	$72,104,800	$70,104,800

Management has determined that NT Suez qualifies as a variable interest entity, and, when aggregating the variable interests held by the related parties (i.e. the Company and WLR/TRF), the Company is the primary beneficiary as the Company has the ability to direct the activities that most significantly impacts NT Suez’s economic performance. Accordingly, the Company consolidates NT Suez.
Diamond Anglo Ship Management Pte. Ltd. — In January 2018, the Company and Anglo Eastern Investment Holdings Ltd. (“AE Holdings”), a third party, formed a joint venture, Diamond Anglo Ship Management Pte. Ltd. (“DASM”). DASM is owned 51% by the Company and 49% by AE Holdings as of December 31, 2018, and was formed to provide ship management services to the Company’s vessels.
During the nine months ended December 31, 2018, the Company and AE Holdings contributed investments of  $51,000 and $49,000, respectively, to DASM, which was used for general and administrative expenses.
Management has determined that DASM qualifies as a variable interest entity, and, when aggregating the variable interests held by the Company and AE Holdings, the Company is the primary beneficiary as the Company has the ability to direct the activities that most significantly impacts DASM’s economic performance. Accordingly, the Company consolidates DASM.
4.   Vessel Dispositions
In November 2018, the Board of Directors approved selling the Alpine Minute and Alpine Magic, both 2009-built MR vessels. The Company reached an agreement to sell the Alpine Minute for $17.8 million less a 1% broker commission payable to a third party. The Company reached an agreement to sell the Alpine Magic for $17.0 million less a 1% broker commission payable to a third party. In December 2018, the Company completed the sale of the Alpine Mia and Alpine Magic, receiving total proceeds of $34,889,810, and repaying debt on the $460 Facility, as defined in Note 7 below, of  $24,702,000. The loss on sale of the vessels was $19,970,075, which was recorded to the consolidated statement of operations for the nine months ended December 31, 2018.

5.   prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following as of December 31, 2018 and March 31, 2018:
	December 31, 2018	March 31, 2018
Advances to technical managers	$578,197	$467,932
Insurance claims receivable	697,258	956,471
Prepaid insurance	579,838	882,347
Deposit	250,000	250,000
Advances to agents	548,968	2,757,518
Other	1,077,204	768,567
Total prepaid expenses and other current assets	$3,731,465	$6,082,835

6.   accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following as of December 31, 2018 and March 31, 2018:
	December 31, 2018	March 31, 2018
Trade accounts payable and accrued expenses	$11,071,089	$12,505,896
Accrued vessel and voyage expenses	13,845,142	9,406,128
Accrued interest	400,315	214,285
Total accounts payable and accrued expenses	$25,316,546	$22,126,309

7.   Long-Term Debt
Long-term debt at December 31, 2018 and March 31, 2018 was comprised of the following:
	December 31, 2018	March 31, 2018
$460 Facility	$315,368,000	$375,270,000
$235 Facility	186,923,070	194,615,380
$75 Facility	61,875,000	65,625,000
$66 Facility	56,199,443	59,491,503
$30 LOC	20,322,581	—
$20 LOC	6,000,000	6,000,000
Total	646,688,094	701,001,883
Less: Unamortized debt issuance costs	(7,147,186)	(9,266,324)
Less: Current portion	(97,315,075)	(80,372,494)
Long-term debt, net of deferred financing costs	$542,225,833	$611,363,065

$460 Facility — On June 6, 2016, the Company entered into a $460,000,000 five-year senior secured term loan facility, as amended (the “$460 Facility”), for the purposes of refinancing a previous facility. The $460 Facility is a term loan of  $459,375,000, collateralized by 30 vessels, with reductions based on a 17-year age-adjusted amortization schedule, payable on a quarterly basis. Interest is paid quarterly, and the $460 Facility bears interest at the Eurodollar Rate for a one-month interest period, plus a 2.80% interest rate margin.
The $460 Facility contains certain restrictions on the payments of dividends. The $460 Facility permits the Company to pay dividends so long as the payment of dividends does not cause an event of default and the minimum interest coverage ratio is at least 2:50 to 1:00 for the fiscal quarter to which the dividend relates, and limits dividends payable so that they do not exceed in any fiscal year that is equal to 50% of the Consolidated EBITDA of the $460 Facility’s Parent Guarantor, which is the consolidated accounts of Diamond S Shipping III LLC plus 100% of any excess asset sale proceeds amount during that fiscal year. The excess asset sale proceeds amount is the amount of the net cash proceeds received from the sale of any of the $460 Facility’s collateral vessels after the repayment of the collateral vessel’s related financial indebtedness.
$235 Facility — On August 19, 2016, the Company entered into a $235,000,000 five-year senior secured financing facility, as amended (the “$235 Facility”), for the purposes of refinancing a previous facility. The $235 Facility consists of a term loan of  $220,000,000 and a revolving loan of  $15,000,000, and is collateralized by eight vessels, with reductions based on a 17-year age-adjusted amortization schedule, payable on a quarterly basis. The term loan component of the $235 Facility bears interest at the Eurodollar Rate for a three-month interest period, plus a 2.75% interest rate margin, and the interest is paid quarterly. Commitment fees on undrawn amounts related to the revolving loan component of the $235 Facility are 1.10%. As of December 31, 2018, $5,000,000 was drawn, while $7,403,805 was available and undrawn.
The $235 Facility contains certain restrictions on the payments of dividends. The $235 Facility permits the Company to pay dividends so long as the payment of dividends does not cause an event of default, both before and after the payment of the dividend, the leverage ratio is less than 0.55 to 1.00, and the minimum interest coverage ratio is at least 2:50 to 1:00 for the two previous consecutive quarters.
$75 Facility — On March 17, 2016, the Company entered into a seven-year senior secured term loan, as amended (the “$75 Facility”), consisting of a delayed draw term loan of up to $75,000,000. The $75 Facility financed and is collateralized by the two 2016-built Suezmax vessels, is payable on a quarterly basis, and bears interest on LIBOR plus a margin of 2.20%.
The $75 Facility contains certain restrictions on the payments of dividends. The $75 Facility permits the Company to pay dividends so long as the payment of dividends does not cause an event of default, both before and after the payment of the dividend, the leverage ratio is less than 0.55 to 1.00, and the minimum interest coverage ratio is at least 2:50 to 1:00 for the two previous consecutive quarters.
$66 Facility — On August 9, 2016, the Company entered into a $66,000,000 five-year senior secured term loan facility (the “$66 Facility”) for the purpose of financing two vessels controlled through the joint venture (see Note 3). The $66 Facility, which is collateralized by the two vessels controlled through NT Suez, is a nonrecourse term loan with reductions that are based on a 15-year amortization schedule, and are payable on a quarterly basis. Interest is paid quarterly, and the $66 Facility bears interest at the Eurodollar Rate for a three-month interest period, plus a 3.25% interest rate margin.
The $66 Facility contains certain restrictions on the payments of dividends. The $66 Facility LOC permits the Company to pay dividends so long as the payment of dividends does not cause an event of default, and does not exceed an amount equal to 75% of the consolidated net income, as determined in accordance with GAAP, of the borrower, which is the consolidated accounts of NT Suez Holdco LLC.
$20 Line of Credit — On September 29, 2016, the Company amended to extend its $20,000,000 revolving line of credit (the “$20 LOC”), initially entered into on October 1, 2013, and backed by an unfunded capital call. The $20 LOC is renewed annually, and borrowings bear interest at LIBOR plus a margin of 2.75%. Commitment fees on undrawn amounts are 0.375%. As of December 31, 2018, $6,000,000 was drawn on the Amended and Restated $20 LOC, while $11,894,600 was available and undrawn.
$30 Line of Credit — On October 20, 2016, the Company entered into a $30,000,000 three-year revolving line of credit, as amended (the “$30 LOC”), for the purposes of refinancing a previous line of credit. The $30 LOC is collateralized by three vessels acquired in December 2013, and is reduced quarterly by $1,209,677, beginning with the quarter ended March 31, 2017. Borrowings bear interest the Eurodollar Rate plus a margin of 2.75%, and commitment fees on undrawn amounts are 1.10%. As of December 31, 2018, the available balance of  $20,322,581 was drawn.
The $30 LOC contains certain restrictions on the payments of dividends. The $30 LOC permits the Company to pay dividends so long as the payment of dividends does not cause an event of default and the minimum interest coverage ratio is at least 2:50 to 1:00 for the fiscal quarter to which the dividend relates, and limits dividends payable so that they do not exceed in any fiscal year that is equal to 50% of the Consolidated EBITDA of the $30 LOC’s Parent Guarantor, which is the consolidated accounts of Diamond S Shipping III LLC plus 100% of any excess asset sale proceeds amount during that fiscal year. The excess asset sale proceeds amount is the amount of the net cash proceeds received from the sale of any of the $30 LOC’s collateral vessels after the repayment of the collateral vessel’s related financial indebtedness.
The Company sought to refinance the $30 LOC, and currently has a commitment whereby the three vessels that collateralize the $30 LOC will be part of a larger credit agreement that is contingent upon the consummation of the definitive transaction agreement described in Note 1.
Interest Rates — The following table sets forth the effective interest rate associated with the interest costs for the Company’s debt facilities, including the rate differential between the fixed pay rate and the variable receive rate on the interest rate swap agreements that were in effect (see Note 8), combined, as well as the cost associated with commitment fees. Additionally, the table includes the range of interest rates on the debt, excluding the impact of swaps and commitment fees:
	For the Nine Months Ended December 31, 2018	For the Year Ended March 31, 2018	For the Year Ended March 31, 2017
Effective interest rate	4.80%	4.07%	3.76%
Range of interest rates (excluding impact of swaps and commitment fees)	4.50% to 5.64%	3.35% to 5.56%	2.83% to 4.25%
Restrictive Covenants — The Company’s credit facilities and lines of credit contain restrictive covenants and other non-financial restrictions. The $235 Facility, $460 Facility, $75 Facility and $30 LOC include, among other things, the Company’s ability to incur indebtedness, limitations on dividends, minimum cash balance, collateral maintenance, net debt to capitalization ratio, and other customary restrictions. The $66 Facility includes restrictions and financial covenants including, among other things, the Company’s ability to incur indebtedness, limitations on dividends, minimum cash balance, collateral maintenance, and other customary restrictions. The $20 LOC contains certain financial covenants including, among other things, the availability of committed capital of a specified amount. The Company was in compliance with its financial covenants as of December 31, 2018.
Maturities — Aggregate maturities of debt during the next five years from December 31, 2018 are as follows:
2019	$97,315,075
2020	70,992,494
2021	431,505,525
2022	5,000,000
2023	41,875,000
Total	$646,688,094

8.   interest rate swaps
All derivatives are recognized on the Company’s consolidated balance sheets at their fair values. For accounting hedges, on the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge) or (2) a hedge of a forecasted transaction (“cash flow” hedge).
The Company has entered into interest rate swap transactions, with multiple counterparties, which have been designated as cash flow hedges. The Company uses interest rate swaps for the management of interest rate risk exposure, as the interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The interest rate swaps are agreements between the Company and counterparties to pay, in the future, a fixed-rate payment in exchange for the counterparties paying the

Company a variable payment. The amount of the net payment obligation is based on the notional amount of the swap contract and the prevailing market interest rates. The Company may terminate the swap contracts prior to their expiration dates, at which point a realized gain or loss would be recognized. The value of the Company’s commitment would increase or decrease based primarily on the extent to which interest rates move against the rate fixed for each swap.
In September 2018, the Company re-couponed its three swaps that initially had an end date of June 4,2021, denoted with an asterisk in the table below. The Company received cash of  $6,813,000 related to re-couponing these three swaps, and the corresponding gain is recognized ratably over the original term of the hedged instruments. The interest rate swaps designated as a cash flow hedge that were in place as of December 31, 2018 and March 31, 2018 are as follows:
Interest Rate Swap Detail				December 31, 2018	March 31, 2018
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	Notional Amount Outstanding	Notional Amount Outstanding
13-Sep-16	1.106%	30-Sep-16	25-Sep-18*	$—	$62,037,531
13-Sep-16	1.106%	30-Sep-16	25-Sep-18*	—	62,037,531
13-Sep-16	1.106%	30-Sep-16	25-Sep-18*	—	62,037,531
25-Sep-18	2.906%	31-Aug-18	04-Jun-21	56,030,031	—
25-Sep-18	2.906%	31-Aug-18	04-Jun-21	56,030,031	—
25-Sep-18	2.906%	31-Aug-18	04-Jun-21	56,030,031	—
				$168,090,093	$186,112,593

The Company pays fixed-rate interest amounts and receives floating rate interest amounts based on one month LIBOR settings.
The derivative asset and liability balances at December 31, 2018 and March 31, 2018 are as follows:
	Asset Derivatives			Liability Derivatives
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Date		December 31, 2018	March 31, 2018		December 31, 2018	March 31, 2018
Derivatives designated as hedging instruments
Interest rate contracts	Derivative asset (Current assets)	$—	$1,752,360	Derivative liability (Current liabilities)	$630,432	$—
Interest rate contracts	Derivative asset (Noncurrent assets)	—	4,377,561	Derivative liability (Noncurrent liabilities)	899,578	—
Total derivatives designated as hedging instruments		—	6,129,921		1,530,010	—
Total Derivatives		$—	$6,129,921		$1,530,010	$—

The components of Accumulated other comprehensive income included in the consolidated balance sheets consist of net unrealized (loss) gain on cash flow hedges as of December 31, 2018 and March 31, 2018.
The following table presents the gross amounts of these liabilities with any offsets to arrive at the net amounts recognized in the consolidated balance sheets at December 31, 2018 and March 31, 2018:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Liabilities Presented in the Consolidated Balance Sheets	Gross Amounts not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received
December 31, 2018 Derivatives	$1,530,010	$—	$1,530,010	$—	$—	$1,530,010
March 31, 2018 Derivatives	—	—	—	—	—	—
The following table presents the gross amounts of these assets with any offsets to arrive at the net amounts recognized in the consolidated balance sheets at December 31, 2018 and March 31, 2018:
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets Presented in the Consolidated Balance Sheets	Gross Amounts not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received
December 31, 2018 Derivatives	$—	$—	$—	$—	$—	$—
March 31, 2018 Derivatives	6,129,921	—	6,129,921	—	—	6,129,921
9.   Accumulated other comprehensive Income
The components of Accumulated other comprehensive income included in the consolidated balance sheets consist of net unrealized (loss) gain on cash flow hedges as of December 31, 2018 and March 31, 2018.
	Nine Months Ended December 31, 2018	Year Ended March 31, 2018
Accumulated other comprehensive income – Beginning of period	$6,129,921	$4,521,480
Other comprehensive (loss) income before reclassifications	(2,933,839)	991,170
Amounts reclassified from Accumulated other comprehensive income	1,191,083	617,271
Other comprehensive (loss) income for the year	(1,742,756)	1,608,441
Accumulated other comprehensive income – End of period	$4,387,165	$6,129,921

The realized gain for the nine months ended December 31, 2018 reclassified from Accumulated other comprehensive income consists of  $295,258 related to interest rate swap contracts and $895,825 related to the amortizing gain on re-couponed swaps, as discussed in Note 8. The realized gain (loss) for the years ended March 31, 2018 and 2017 reclassified from Accumulated other comprehensive income consists of $617,271 and ($1,723,446), respectively, related to interest rate swap contracts. The realized gains reclassified from Accumulated other comprehensive income are presented in Interest expense in the consolidated statements of operations.
10.   Fair Value of financial instruments
The fair values and carrying amounts of the Company’s financial instruments at December 31, 2018 and March 31, 2018 that are required to be disclosed at fair value, but not recorded at fair value, are as follows:
	December 31, 2018		March 31, 2018
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$83,053,722	$83,053,722	$79,339,584	$79,339,584
Restricted cash	5,104,167	5,104,167	5,000,000	5,000,000
Variable rate debt	646,688,094	646,688,094	701,001,883	701,001,883

The following methods and assumptions are used in estimating the fair value of disclosures for financial instruments:
Cash and cash equivalents, and Restricted cash:   The carrying amounts reported in the consolidated balance sheets for Cash and cash equivalents, and Restricted cash approximate fair value. Cash and cash equivalents, and Restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities.
Variable Rate Debt:   The fair value of variable rate debt is based on management’s estimate of rates the Company could obtain for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of variable rate debt under the credit facilities. The carrying amounts in the above table, which exclude the impact of financing charges, approximate the fair market value for these variable rate debt. Variable rate debt is considered to be a Level 2 item as the Company considers the estimate of rates it could obtain for similar debt.
The fair value of an asset or liability is based on assumptions that market participants would use in pricing the asset or liability. The hierarchies of inputs used when determining fair value are described below:
Level 1:   Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
Level 2:   Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial instruments and the placement of financial instruments within the fair value hierarchy.
The table below provides the financial instruments carried at fair value based on the levels of hierarchy as of the valuation date listed:
	Level 1	Level 2	Level 3	Total
December 31, 2018
Derivative liabilities	$—	$1,530,010	$—	$1,530,010
March 31, 2018
Derivative assets	$—	$6,129,921	—	6,129,921
Derivative Assets and Liabilities:   The fair value of the derivative assets and liabilities, which relate to the interest rate swaps used for hedging purposes, is the estimated amount the Company would receive or pay for the asset or liability, respectively, to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Interest rate swaps are considered to be a Level 2 item as the Company, using the income approach to value the derivatives, uses observable Level 2 market inputs at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets in active markets (specifically, futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset (specifically, LIBOR, cash and swap rates and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. Refer to Note 8 for further information regarding the Company’s interest rate swap agreements.
The Company does not currently have any Level 3 financial assets and there have been no transfers in and/or out of Level 3 during the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017.

11.   revenue from time charters
The future minimum revenues, before inclusion of profit-sharing revenue, if any, expected to be received on irrevocable time charters for which revenues can be reasonably estimated and the related revenue days (revenue days represent calendar days, less five days annually, not including offhire for drydock) that the vessels are available for employment, and not including charterers’ renewal options, as of December 31, 2018 are $6,736,200 for the year ending December 31, 2019.
12.   Equity Contributions and Partnership Structure
On July 29, 2011, the Company entered into agreements, effective September 26, 2011, with an investment group to obtain up to $950,000,000 in equity capital necessary to fund the capital commitments for remaining obligations under the newbuilding program, provide security for a working capital line of credit and fund an acquisition. As of March 31, 2018, $911,118,036 of equity contributions have been funded to the Company, with $38,881,964 of equity remaining. In addition, on October 1, 2013, the Company entered into the $20 Line of Credit of which it committed $17,894,737 of unfunded equity as security and an additional $8,947,368 in equity to be used if there is an occurrence of an event of default. Accordingly, $12,039,859 of unfunded equity commitments remain available to the Company for working capital and other purposes, pending approval by the Company’s shareholders.
On December 12, 2013, an investor contributed to the Company three vessel subsidiaries in exchange for an $83,652,549 equity interest in the Company, which tracks through to an economic ownership interest in the Company’s wholly-owned subsidiary Diamond S Shipping III LLC. In conjunction with this, on December 12, 2013, the Company entered into an amended and restated partnership agreement that established two classes of partnership interests, Class A Common Units and Class B Common Units, each of which is 100% owned by its partners. The Class A Common Unit holders are entitled to the earnings and, in liquidation, the fair value of the Company’s Suezmax vessels. The Class B Common Unit holders are entitled to the earnings and, in liquidation, the fair value of the Company’s MR vessels. At December 31, 2018, Partners’ contributions associated with the Class A Common Units and Class B Common Units were approximately $410 million and $585 million, respectively. At the time of an event of liquidation, the investors in the Class A and Class B Common Units would be entitled to the liquidation value of their respective fleets, as determinable in the amended and restated partnership agreement.
In September 2016, the Company distributed $60,000,000 in the form of a cash dividend to the investors in the Class A Common Units.
13.   Savings Plan
The Company’s tax-deferred savings plan (the “401(k) Plan”) permits eligible employees to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the 401(k) Plan, participating employees may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit, and the Company matches and makes contributions up to a certain amount of each employee’s eligible earnings. For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, the Company’s 401(k) contribution expense, which is included in General and administrative expenses in the consolidated statements of operations, was $226,670, $353,989 and $375,042, respectively.
14.   unit compensation
Unit Incentive Plan — The Company was formed pursuant to an exempted limited partnership agreement (the “Agreement”). The Agreement provided for the granting of incentive units to certain employees, where the units granted represent profits interests in the Company, subject to any vesting, forfeiture or other provisions that may be set forth in grants evidencing their issuance. The deemed exercise price for each incentive unit for purposes of the Agreement is $0. The pool of incentive units available for issuance is 750.
Incentive units are comprised of both service and performance units, which employees receiving a grant that generally consists of 20% service units and 80% performance units. The units that contain service conditions vest ratably over the service period on each anniversary date from the date of grant. The units that contain performance conditions become fully vested upon the consummation of an initial purchase and sale of the interests and units in the Company. Distributions, if any, under the service and performance units would be made in accordance with the Agreement, and are based on various factors including achieved internal rate of return and specified levels of return on investor capital, as further described in the Agreement. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.
A summary of the activity for restricted unit awards during the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017 is as follows:
	Number of Units	Weighted-Average Fair Value
Outstanding and nonvested – April 1, 2016	501.40	$12,737.10
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding and nonvested – March 31, 2017	501.40	$12,737.10
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding and nonvested – March 31, 2018	501.40	$12,737.10
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding and nonvested – December 31, 2018	501.40	$12,737.10

As of December 31, 2018, there were no unrecognized compensation costs. As of December 31, 2018, the occurrence of the event that would cause the Company’s restricted performance units to vest was not probable. Accordingly, no compensation expense related to performance unit awards was recorded through December 31, 2018. However, at the time the performance condition attached to the performance unit awards becomes probable, the Company will record compensation expense of  $6,386,384.
Total compensation cost recognized for amortization of restricted unit awards, which relates entirely to service units, was recorded to General and administrative expenses in the consolidated statements of operations. There were no unit compensation costs for the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017.
15.   Commitments and contingencies
Commitments — On May 16, 2013, the Company entered into a consent to assignment with regard to an operating lease for office space in Greenwich, Connecticut on Benedict Place, with a remaining term of six years. The Company’s lease term commenced on August 1, 2013 and, after signing a one-year extension in January 2018, expires on October 18, 2019. Under this operating lease, the future minimum payments during the year following December 31, 2018 is $409,573.
For the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, the Company’s rent expense, which is included in General and administrative expenses in the consolidated statements of operations, was $326,484, $498,750 and $487,028, respectively.
In April, July and August 2018, the Company entered into ballast water treatment contracts for certain MR vessels. The eleven contracts currently in place have a total cost of  $11,440,000, of which $9,000,000 remains unpaid at December 31, 2018, and will be paid over the years ending December 31, 2019 and 2020, in amounts totaling $5,584,000 and $416,000, respectively. Amounts paid on these contracts total $2,220,000 as of December 31, 2018 and are included in Other noncurrent assets on the consolidated balance sheet.

In November 2018, the Company entered into scrubber contracts for two of its Suezmax vessels. The two contracts currently in place have a total cost of  $4,700,000, of which $4,230,000 remains unpaid at December 31, 2018, and will be paid over the years ending December 31, 2019 and 2020, in amounts totaling $2,538,000 and $1,692,000, respectively. Amounts paid on these contracts total $846,000 as of December 31, 2018 and are included in Other noncurrent assets on the consolidated balance sheet.
Contingencies — From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that is believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.
16.   Segment Reporting
The Company is engaged primarily in the ocean transportation of crude oil and petroleum products in the international market through the ownership and operation of a diversified fleet of vessels. The shipping industry has many distinct market segments based, in large part, on the size and design configuration of vessels required and, in some cases, on the flag of registry. Rates in each market segment are determined by a variety of factors affecting the supply and demand for vessels to move cargoes in the trades for which they are suited. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. The Company’s vessels regularly navigate in international waters, over hundreds of trade routes, to hundreds of ports and, as a result, the disclosure of geographic information is impracticable. The Company charters its vessels primarily on voyage charters and on time charters.
The Company has two reportable segments, Crude Tankers and Product Carriers. The NT Suez investment in included in the Crude Tankers Segment. Segment results are evaluated based on (loss) income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

Results for the Company’s revenue and (loss) income from operations by segment for the nine months ended December 31, 2018 and the years ended March 31, 2018 and 2017, are as follows:
	Crude Tankers	Product Carriers	Total
Nine Months Ended December 31, 2018
Revenue	$94,783,000	$180,690,330	$275,473,330
Vessel expenses	(23,577,059)	(61,628,790)	(85,205,849)
Voyage expenses	(41,177,673)	(96,596,201)	(137,773,874)
Depreciation and amortization	(23,812,293)	(42,289,077)	(66,101,370)
Loss on sale of vessels	—	(19,970,075)	(19,970,075)
General, administrative and management fees(1)	(3,403,560)	(8,658,459)	(12,062,019)
(Loss) income from operations	$2,812,415	$(48,452,272)	$(45,639,857)
Year Ended March 31, 2018
Revenue	$116,826,883	$186,116,353	$302,943,236
Vessel expenses	(30,904,026)	(78,271,933)	(109,175,959)
Voyage expenses	(54,964,336)	(34,947,549)	(89,911,885)
Depreciation and amortization	(31,344,343)	(55,280,187)	(86,624,530)
General, administrative and management fees(1)	(3,785,523)	(12,356,945)	(16,142,468)
(Loss) income from operations	$(4,171,345)	$5,259,739	$1,088,394
Equity income	$32,953	$—	$32,953
Year Ended March 31, 2017
Revenue	$136,230,604	$167,566,579	$303,797,183
Vessel expenses	(26,586,288)	(76,413,667)	(102,999,955)
Voyage expenses	(42,246,158)	(1,097,447)	(43,343,605)
Depreciation and amortization	(26,616,382)	(54,432,009)	(81,048,391)
General, administrative and management fees(1)	(3,583,572)	(11,490,274)	(15,073,846)
Income from operations	$37,198,204	$24,133,182	$61,331,386
Equity income	$(26,628)	$—	$(26,628)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on a formula).

The reconciliations of total assets of the segments to amounts included in the consolidated balance sheets are as follows:
	December 31, 2018	March 31, 2018
Crude Tankers	$758,372,068	$778,059,153
Product Carriers	885,220,388	986,293,935
Corporate unrestricted cash and cash equivalents	2,507,658	4,776,106
Other unallocated amounts	3,754,621	796,664
Consolidated total assets	$1,649,854,735	$1,769,925,858

17.   Transition Period Comparative Data
The Company is presenting audited consolidated financial statements for the nine months ended December 31, 2018. The following tables provide certain unaudited comparative financial information for the same period of the prior year.

Consolidated Statements of Operations
	For the Nine Months Ended
	December 31, 2018	December 31, 2017 (unaudited)
REVENUE – Net of amortization of time charter contracts acquired	$275,473,330	$209,799,333
OPERATING EXPENSES:
Vessel expenses	85,205,849	81,146,005
Voyage expenses	137,773,874	45,176,700
Depreciation and amortization expense	66,101,370	64,570,923
Loss on sale of vessels	19,970,075	—
General and administrative	11,383,536	10,683,180
Other corporate expenses	678,483	982,740
Management fees	—	319,203
Total operating expenses – Net	321,113,187	202,878,751
OPERATING (LOSS) INCOME	(45,639,857)	6,920,582
OTHER (EXPENSE) INCOME:
Interest expense	(28,097,188)	(25,172,327)
Other income	1,223,207	977,846
Total other expense – Net	(26,873,981)	(24,194,481)
Net (loss) income	(72,513,838)	(17,273,899)
Less: Net (loss) income attributable to noncontrolling interest	(134,987)	(440,325)
Net (loss) income attributable to DSS Holdings L.P.	$(72,378,851)	$(16,833,574)

Consolidated Statements of Cash Flows
	For the Nine Months Ended
	December 31, 2018	December 31, 2017 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(72,513,838)	$(17,273,899)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	66,101,370	64,570,923
Loss on sale of vessels	19,970,075	—
Amortization of deferred financing charges	2,494,404	2,129,247
Amortization of time charter hire contracts acquired	180,913	180,913
Loss on disposal of vessel equipment	34,058	197,179
Realized gain from recouponing swaps	(895,825)	—
Changes in assets and liabilities:
Decrease in Due from charterers	11,908,313	1,221,567
Decrease (increase) in Inventories	1,979,810	(7,847,511)
Decrease in Prepaid expenses and other current assets	2,351,370	(3,370,304)
Cash paid for drydocking	(17,746,399)	(12,972,495)
Decrease in Pool working capital contributions	2,027,640	1,239,719
Dividend received from equity method investment	—
Decrease in Other noncurrent assets	(9,420)	(728,614)
Increase in Accounts payable and accrued expenses	5,993,623	5,292,829
Increase (decrease) in Deferred charter hire	1,610,875	(964,936)
Net cash provided by operating activities	23,486,969	31,674,618
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturities of time deposits	—	52,529,919
Proceeds from sale of vessels	34,889,810	—
Payments for vessel additions	(4,699,777)	(2,290,546)
Payments for other property	(527,513)	(411,351)
Acquisition costs	(1,654,395)	—
Net cash provided by investing activities	28,008,125	49,828,022
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(79,636,370)	(55,779,370)
Borrowings on revolving credit facilities	26,532,258
Repayments on revolving credit facilities	(1,209,677)	—
Cash received from recouponing swaps	6,813,000	—
Proceeds from partner’s contribution in subsidiary	49,000	980,000
Payments for deferred financing costs	(225,000)	(12,909)
Net cash used in financing activities	(47,676,789)	(54,812,279)
Net increase in cash, cash equivalents and restricted cash	3,818,305	26,690,361
Cash, cash equivalents and restricted cash – Beginning of period	84,339,584	69,350,323
Cash, cash equivalents and restricted cash – End of period	$88,157,889	$96,040,684
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$25,753,555	$22,698,172
Capital items recorded in Accounts payable and accrued expenses	$33,724	$—

18.   subsequent events
The Company has evaluated all subsequent events through February 24, 2019, the date the consolidated financial statements were available to be issued, to ensure that these consolidated financial statements include appropriate recognition and disclosure of recognized events as of December 31, 2018. As of February 24, 2019, except as disclosed elsewhere in these consolidated financial statements, there were no additional subsequent events that the Company believes required recognition or disclosure.
* * * * * *

Annex A
TRANSACTION AGREEMENT
among
DSS HOLDINGS L.P.,
DSS CRUDE TRANSPORT INC.,
DSS PRODUCTS TRANSPORT INC.,
DIAMOND S TECHNICAL MANAGEMENT LLC
CAPITAL PRODUCT PARTNERS L.P.,
ATHENA SPINCO INC.,
ATHENA MERGERCO 1 INC.,
ATHENA MERGERCO 2 INC.,
ATHENA MERGERCO 3 LLC
and
ATHENA MERGERCO 4 LLC
dated as of
November 27, 2018

A-i

A-ii

A-iii

A-iv

EXHIBITS
Exhibit A	SpinCo Vessels
Part 1:	The SpinCo Vessels and SPVs
Part 2:	Existing SpinCo Charters
Exhibit B	Dispatch Vessels
Part 1:	The Dispatch Vessels and SPVs
Part 2:	Existing Dispatch Charters
Exhibit C	SpinCo Articles of Incorporation and Bylaws
Exhibit D	Share Number
Exhibit E	Methodology for Calculating Inventory and Cash on Vessels
Exhibit F	Transaction Announcement
Exhibit G	Commitment Letters
Exhibit H	Transitional Agreements
Exhibit I	SpinCo Board
Exhibit J	In-Progress Spot Voyages
Exhibit K	SpinCo Accounting Principles and SpinCo Illustrative Example
Exhibit L	Dispatch Accounting Principles and Dispatch Illustrative Example
Exhibit M	Identified Jurisdictions
Exhibit N	Lockbox Amount
A-v

TRANSACTION AGREEMENT
This Transaction Agreement (this “Agreement”), dated November 27, 2018, is among DSS Holdings L.P., a limited partnership organized under the laws of the Cayman Islands (“Dispatch”), DSS Crude Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch Crude HoldCo”), DSS Products Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch MR HoldCo”), Diamond S Technical Management LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of Dispatch (“Dispatch ManagementCo”), Capital Product Partners L.P., a Marshall Islands limited partnership (“Citadel”), Athena SpinCo Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Citadel (“SpinCo”), Athena Mergerco 1 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 1”), Athena Mergerco 2 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 2”), Athena Mergerco 3 LLC, a Marshall Islands limited liability company, a wholly owned Subsidiary of SpinCo (“Merger Sub 3”), and Athena Mergerco 4 LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of SpinCo (“Merger Sub 4” and, together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Subs”).
RECITALS
1. Citadel engages in the SpinCo Business and certain other businesses.
2. Citadel has determined that it would be appropriate and desirable to separate the SpinCo Business from Citadel and to spin-off the SpinCo Business in the manner contemplated in this Agreement.
3. Citadel has caused SpinCo to be formed in order to facilitate such separation and spin-off. Citadel owns, as of the date hereof, all of the issued and outstanding shares of common stock, $0.001 par value per share, of SpinCo (the “SpinCo Common Stock”).
4. In furtherance of the foregoing, subject to the terms and conditions herein, Citadel and certain of its Subsidiaries will, directly or indirectly, Convey to SpinCo or the SpinCo Entities the SpinCo Assets and SpinCo or the SpinCo Entities will assume the SpinCo Liabilities.
5. The Parties contemplate that prior to the distribution of shares of SpinCo Common Stock, a Subsidiary of Dispatch Crude HoldCo that is disregarded for U.S. federal income tax purposes (“FinCo”) will enter into the Credit Facilities, a portion of the net proceeds of which will be used to pay to Citadel an amount equal to the sum of  $309.0 million plus the amount of the Citadel Transaction Expenses.
6. The Parties contemplate that, following the steps described above and immediately prior to the Mergers, Citadel will distribute all the shares of SpinCo Common Stock to record holders of Citadel common units and general partner units as of the Spin-Off Record Date on a pro rata basis without consideration (the “Spin-Off”).
7. Immediately after the Spin-Off, Merger Sub 1, Merger Sub 2 and Merger Sub 3 will engage in reverse triangular mergers with Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, respectively, with the result that, immediately following the mergers, Dispatch will receive shares of SpinCo Common Stock (the “First-Step Mergers”).
8. Immediately after the First-Step Mergers, and as part of the same plan, Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo will each merge with and into Merger Sub 4, with Merger Sub 4 surviving (collectively, the “Second-Step Mergers” and, together with the First-Step Mergers, the “Mergers”)
9. Promptly thereafter, Dispatch will distribute all of the shares of SpinCo Common Stock received in the First-Step Mergers to record holders of Dispatch units pursuant to a plan of liquidation for no consideration, as a result of which Dispatch’s equity owners will become shareholders of SpinCo.
10. Promptly after the Spin-Off, Citadel will proceed with a reverse split of its outstanding units in accordance with the terms of its limited partnership agreement and applicable NASDAQ rules.
11. The Parties intend that (i) the SpinCo Transfer qualify as a contribution under Section 351 of the Code, (ii) the First-Step Mergers and the Second-Step Mergers, together, qualify as a series of reorganizations pursuant to Section 368(a)(1)(A) of the Code occurring between Dispatch MR HoldCo,

Dispatch Crude HoldCo and Dispatch ManagementCo, respectively and, in each case, SpinCo, (iii) this Agreement constitute a plan of reorganization as described in Treasury Regulations Section 1.368-2(g), (iv) in connection with the SpinCo Transfer, for U.S. federal income tax purposes, SpinCo will be treated as assuming certain indebtedness of Citadel in the amount of  $309.0 million plus the Citadel Transaction Expenses, which will be repaid with the proceeds of the FinCo Financing (or any Alternative Financing), (v) the FinCo Financing (and any Alternative Financing) and the Credit Facilities (each as defined below) will be treated as one or more obligations of SpinCo for U.S. federal income tax purposes, and (vi) FinCo will be disregarded for U.S. federal income tax purposes.
12. As part of the foregoing, the Board of Directors of SpinCo (the “SpinCo Board”) will be reconstituted as provided in Exhibit I, the relevant parties will enter into the Transitional Agreements set forth in Exhibit H and the Parties will effect the Transactions contemplated hereby.
13. A special committee of independent and disinterested directors (the “Citadel Special Committee”) established by the Board of Directors of Citadel has unanimously (i) determined that this Agreement, the Transitional Agreements and the Transactions are advisable, fair to and reasonable and in the best interests of Citadel and the Citadel common unitholders (other than the Citadel GP and its Affiliates), (ii) declared advisable this Agreement, the Transitional Agreements and the Transactions, including the Mergers, (iii) recommended to the Conflicts Committee of the Board of Directors of Citadel that this Agreement, the Transitional Agreements and the Transactions be approved by the Conflicts Committee, and (iv) recommended to the Board of Directors of Citadel that this Agreement, the Transitional Agreements and the Transactions be approved by the Board of Directors of Citadel.
14. The Conflicts Committee of the Board of Directors of Citadel has unanimously (i) adopted the recommendations of the Citadel Special Committee for the approval of this Agreement, the Transitional Agreements and the Transactions, and (ii) approved this Agreement, the Transitional Agreements and the Transactions.
15. The Board of Directors of Citadel has (i) determined that this Agreement, the Transitional Agreements and the Transactions are advisable, fair to and reasonable and in the best interests of Citadel and the Citadel common unitholders (other than the Citadel GP and its Affiliates), (ii) approved, adopted and declared advisable this Agreement, the Transitional Agreements and the Transactions and (iii) adopted the recommendation by the Citadel Special Committee for the approval of this Agreement, the Transitional Agreements and the Transactions.
16. Dispatch has received all requisite approvals pursuant to its governing documents in respect of this Agreement and the Transactions to be effected by Dispatch and its Subsidiaries.
Accordingly, the Parties agree as follows:
I. THE RESTRUCTURING
1.01 Transfer and Restructuring. (a) Overview. Prior to consummating the Spin-Off and the Mergers, Citadel will effect a reorganization of the SpinCo Business. Such reorganization will consist of the SpinCo Transfer and the other steps set forth in this Article I (collectively, the “Restructuring”).
(b) SpinCo. SpinCo was formed as a Marshall Islands corporation and will hold and conduct, directly and indirectly through its Subsidiaries, the SpinCo Business. At all times prior to the Spin-Off Effective Time, Citadel will cause SpinCo (i) not to engage in any activity not contemplated by this Agreement and (ii) not to operate any business other than the SpinCo Business. Upon consummation of the Restructuring, the SpinCo Business will have the corporate organizational structure set forth in Section 1.01(b) of the Dispatch Disclosure Letter.
1.02 Transfer of SpinCo Assets. Except as provided in Section 1.10, prior to the Spin-Off Effective Time, Citadel will assign, transfer, convey and deliver (“Convey”) (or will cause any applicable Subsidiary of Citadel to Convey) to SpinCo or the applicable members of the SpinCo Group, and SpinCo will accept from Citadel and will cause its applicable Subsidiaries to accept, all of Citadel’s and its applicable Subsidiaries’ respective right, title and interest in and to all SpinCo Assets (other than any SpinCo Assets that are already held by SpinCo or one of its Subsidiaries, which SpinCo Assets will continue to be held by SpinCo or such Subsidiary), free and clear of all Security Interests (other than any Security Interests to be released in the Recapitalization and Permitted Encumbrances) (it being understood that if any SpinCo Asset is held by an SPV or a wholly owned Subsidiary of an SPV, such SpinCo Asset may be Conveyed to SpinCo as a result of the transfer of all of the equity interests in such SPV from Citadel or the applicable members of the Citadel Group to the applicable member of the SpinCo Group).
1.03 Assumption of SpinCo Liabilities. Prior to the Spin-Off Effective Time, Citadel will Convey (or will cause any applicable Subsidiary of Citadel to Convey) to SpinCo, and SpinCo will, or will cause any applicable Subsidiary to, assume, perform and fulfill when due and, to the extent applicable, comply with, all of the SpinCo Liabilities, in accordance with their respective terms (other than any SpinCo Liability that is already a Liability of SpinCo or one of its Subsidiaries, which SpinCo Liability will continue to be a Liability of SpinCo or such Subsidiary). The applicable members of the SpinCo Group will be solely responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise (provided that nothing contained herein will preclude or inhibit any member of the SpinCo Group from asserting against Third Parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to or subsequent to the Spin-Off Effective Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined or whether asserted or determined prior to the date hereof or the Spin-Off Effective Time.
1.04 Transfer of Excluded Assets and Assumption of Excluded Liabilities. Except as provided in Section 1.10, prior to the Spin-Off Effective Time, (a) Citadel will cause any applicable SpinCo Entity to Convey to Citadel or a Subsidiary of Citadel any Excluded Assets that it owns, leases or has any right to use, and Citadel will accept from such member of the SpinCo Group, and will cause an applicable Subsidiary of Citadel (other than a SpinCo Entity) to accept, all such respective right, title and interest in and to any and all of such Excluded Assets and (b) SpinCo will cause any applicable SpinCo Entity to Convey any Excluded Liability for which it is otherwise responsible to Citadel or a Subsidiary of Citadel (other than a SpinCo Entity), and Citadel will, or will cause the applicable Subsidiary of Citadel to, assume, perform and fulfill when due and, to the extent applicable, comply with, all of such Excluded Liabilities in accordance with their respective terms. The applicable members of the Citadel Group will be solely responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise (provided that nothing contained herein will preclude or inhibit any member of the Citadel Group from asserting against Third Parties any defenses available to the legal entity that incurred or holds such Excluded Liability) or whether the facts on which they are based occurred prior to or subsequent to the Spin-Off Effective Time, regardless of where or against whom such Excluded Liabilities are asserted or determined or whether asserted or determined prior to the date hereof or the Spin-Off Effective Time.
1.05 SpinCo Assets. (a) SpinCo Assets. For purposes of this Agreement, subject to Section 1.05(b) with respect to the exclusions set forth therein, Section 1.07 with respect to maintenance, replacement and additional Assets for the period from (and excluding) the Lockbox Date to the Spin-Off Effective Time, Section 1.08 with respect to surviving rights and obligations under the Existing Management Agreements and Section 1.09 with respect to Cash, “SpinCo Assets” means all Assets owned or held by any member of the Citadel Group as at the Lockbox Date that are included in any of clauses (i) to (xi) below or that are otherwise used or held for exclusive use in the SpinCo Business and that are not otherwise addressed in such clauses:
(i) all issued and outstanding Equity Interests of the SpinCo SPVs;
(ii) the SpinCo Vessels (including their respective names and the goodwill associated therewith);
(iii) all computers and other electronic data equipment, fixtures, machinery, tools, equipment, furniture and other tangible personal property located on, or exclusively used or exclusively held for use in the operation of, any of the SpinCo Vessels (whether onboard the SpinCo Vessels, on shore or on order);
(iv) all consumables to the extent held or designated specifically for the operation of the SpinCo Vessels (whether onboard the SpinCo Vessels, on shore or on order), including Bunkers, Lubricating Oil, Paint and bonded stores (collectively, the “SpinCo Inventory”);
(v) all interests, rights, claims and benefits of Citadel and any of its Subsidiaries pursuant to, and associated with, all Charters and other SpinCo Contracts;

(vi) all Governmental Approvals that are specifically used in or relate to the SpinCo Business, including the operation of any of the SpinCo Vessels;
(vii) (A) all SPV Books and Records and all other records exclusively related to the SpinCo Business, including the ownership or operation of the SpinCo Vessels and the corporate minute books and related stock records of the SpinCo SPVs and other SpinCo Entities, (B) all of the separate financial statements, books of account and Tax records of SpinCo and the SpinCo SPVs and other SpinCo Entities or other financial and Tax records relating to the SpinCo Business, the SpinCo Assets and the SpinCo Liabilities that do not form part of the general ledger of Citadel or any of its Affiliates (other than SpinCo, the SpinCo SPVs and other SpinCo Entities), and (C) all other books, records, ledgers, files, documents and correspondence, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, and that in any such case are related to the SpinCo Business (collectively, the “SpinCo Books and Records”); provided, however, that (1) none of clauses (A) to (C) will include Intellectual Property in any such records, writings or other materials, (2) Citadel will be entitled to retain a copy of the SpinCo Books and Records, subject to this Agreement, including the provisions of Section 7.14, (3) neither clause (A) nor (C) will be deemed to include any books, records or other items or portions thereof  (x) that are subject to restrictions on transfer pursuant to applicable Laws regarding personally identifiable information or Citadel’s privacy policies regarding personally identifiable information or with respect to which transfer would require any Governmental Approval under applicable Law or (y) that are personnel records that relate to any employees, (4) in no event will the SpinCo Books and Records include any Consolidated Tax Returns of Citadel, and (5) SpinCo Books and Records are provided on an “as is, where is” basis and no member of the Citadel Group will have any liability for the format or sufficiency thereof; provided that SpinCo will have a non-exclusive right to all books and records related, but not exclusively related, to the SpinCo Entities, the SpinCo Assets, the SpinCo Liabilities or the SpinCo Business;
(viii) subject to Section 1.09(d)(ii), the benefits of all SpinCo Prepaid Expenses and the advances referred to in Item I of Paragraph (c) of Exhibit D;
(ix) all rights to past, present and future causes of action, lawsuits, judgments, claims, counterclaims and demands, as well as insurance coverages (subject to Section 7.13);
(x) the Citadel Group’s rights in the confidentiality provisions of any confidentiality, non-disclosure or other similar Contracts that are not otherwise SpinCo Contracts to the extent that such provisions relate to confidential information of the SpinCo Business; and
(xi) all rights of SpinCo and the SpinCo Entities under this Agreement or any Transitional Agreement and the certificates, instruments and Transfer Documents delivered in connection herewith.
(b) Excluded Assets. Notwithstanding Section 1.05(a) or any other provision hereof, the SpinCo Assets will not in any event include any of the following Assets (the “Excluded Assets”):
(i) all Assets in respect of any and all Compensation and Benefit Plans and all Assets in respect of all other compensation and benefit plans sponsored by the Citadel Group;
(ii) all financial and Tax records relating to the SpinCo Business that form part of the general ledger of Citadel or any of its Subsidiaries (other than the members of the SpinCo Group), any work papers of Citadel’s auditors and any other Tax records (including accounting records) of Citadel or any of its Subsidiaries (other than the members of the SpinCo Group); provided that Citadel will provide to SpinCo upon written request, copies of any portions of such financial and Tax records that relate to the SpinCo Entities, the SpinCo Assets, the SpinCo Liabilities or the SpinCo Business;
(iii) other than rights to enforce the provisions of any confidentiality, non-disclosure or other similar Contracts to the extent related to the SpinCo Business or as provided in Section 1.05(a) and the corresponding sections of the Citadel Disclosure Letter, all records prepared by or on behalf of Citadel or its Subsidiaries relating to the negotiation of the Transactions and all records prepared by or on behalf of Citadel or its Subsidiaries in connection with the potential divestiture of all or a part of the SpinCo Business or any other business or Asset of Citadel or its Subsidiaries, including (A) proposals received from third parties and analyses relating to such transactions and (B) without limiting Section 7.14, confidential communications with legal counsel representing Citadel or its Affiliates and the right to assert the attorney-client privilege with respect thereto;
(iv) all Contracts of either Citadel or SpinCo or any member of their respective Groups other than the SpinCo Contracts;
(v) all rights of Citadel or its Affiliates (other than members of the SpinCo Group) under this Agreement or any Transitional Agreement and the certificates, instruments and Transfer Documents delivered in connection therewith; and
(vi) any and all Assets that are expressly contemplated by this Agreement or any Transitional Agreement as Assets to be retained by Citadel or any other member of the Citadel Group (other than SpinCo and its Subsidiaries).
1.06 SpinCo Liabilities. (a) SpinCo Liabilities. For the purposes of this Agreement, subject to Sections 1.07, 1.08 and 1.09 and any other provision of this Agreement relating to the Liabilities that Citadel will continue to settle subject to the terms and conditions of this Agreement, “SpinCo Liabilities” will mean each of the following Liabilities (other than Excluded Liabilities):
(i) all Liabilities, including any Tax Liabilities and environmental Liabilities, relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, at or after the Lockbox Date (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case prior to, at or after the Lockbox Date), in each case to the extent that such Liabilities relate to, arise out of or result from the activities or operations of the SpinCo Business or the ownership or use of the SpinCo Assets;
(ii) any and all Liabilities that are expressly provided by this Agreement or any Transitional Agreement (or the Schedules hereto or thereto) as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of any member of the SpinCo Group under this Agreement or any of the Transitional Agreements;
(iii) all Liabilities to the extent relating to, arising out of or resulting from the SpinCo Contracts or Governmental Approvals insofar as such Governmental Approvals benefit the SpinCo Group; and
(iv) all Liabilities arising out of claims made by any Third Party (including Citadel’s or SpinCo’s respective officers, shareholders, employees and agents) against any member of the Citadel Group or the SpinCo Group to the extent relating to, arising out of or resulting from the SpinCo Business or a SpinCo Asset or the other business, operations, activities or Liabilities referred to in clauses (i) through (iii) above.
(b) Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the SpinCo Liabilities will not include the following Liabilities (such Liabilities, the “Excluded Liabilities”):
(i) any Indebtedness of any member of the Citadel Group (other than, for the avoidance of doubt, Liabilities under the FinCo Financing);
(ii) any Liability of any member of the Citadel Group arising from Citadel’s filings with the SEC, except that Citadel will assume no liability in respect of information provided by Dispatch for purposes of any SEC filing or application with any stock exchange in connection with the Transactions;
(iii) Liabilities of either Citadel or SpinCo or any member of their respective Groups to the extent relating to, arising out of or resulting from the Citadel Business or the Excluded Assets;
(iv) all Liabilities arising out of claims made by any Third Party (including Citadel’s or SpinCo’s respective officers, shareholders, employees and agents) against any member of the Citadel Group or the SpinCo Group to the extent relating to, arising out of or resulting from the Citadel Business or the Excluded Assets; and
(v) any Liabilities that are expressly contemplated by this Agreement (including Section 1.06(b) of the Citadel Disclosure Letter) or any Transitional Agreements as Liabilities to be retained, paid or assumed by Citadel or any other member of the Citadel Group (other than the SpinCo Group).

1.07 The SpinCo Business From (and Excluding) the Lockbox Date to the Spin-Off Effective Time. (a) During the period from (and excluding) the Lockbox Date to the Spin-Off Effective Time, subject to the terms and conditions of this Agreement, the following will apply:
(i) All revenues and operating expenses arising during such period that would be attributable to the SpinCo Business if the SpinCo Business were operated on a stand-alone basis in the Ordinary Course (including, for the avoidance of doubt, Intercompany Accounts, which will be settled in accordance with Section 1.08(b)) will accrue to SpinCo.
(ii) Citadel will manage, consume and replace the SpinCo Inventory as needed for the operation of the SpinCo Business during such period as if operated on a stand-alone basis in the Ordinary Course, and any such replacement will be deemed to be a SpinCo Asset and the cost thereof will be charged to the SpinCo Business.
(iii) All expenditures incurred in a manner consistent with, and subject to the limitations of, this Agreement, including Section 7.01, to maintain the SpinCo SPVs and the SpinCo Vessels or to maintain or replace the equipment and other personal tangible personal property referred to in Section 1.05(a)(iii) during such period will be charged to the SpinCo Business.
(iv) The consummation or expiration of all Assets referred to in Section 1.05(a)(v) to (xi) during such period will be for the account of SpinCo. All such Assets that arise or are acquired during such period will be for the account of the SpinCo Business.
(b) Any amounts paid or received in respect of the items specified in Section 1.07(a) will be reflected (without duplication) in the Lockbox Amount payable in accordance with Sections 1.09(a) to (c).
1.08 Termination of Intercompany Agreements; Settlement of Intercompany Accounts. (a) Except for (i) the Transitional Agreements and any other Contract expressly contemplated herein or in the Transitional Agreements to be executed and delivered at the Closing and (ii) any Charter between CMTC, or Affiliates of CMTC, and any member of the SpinCo Group in effect as of the Spin-off Effective Time, subject to the conditions and the terms of this Agreement, the following will apply with respect to Intercompany Agreements:
(i) Citadel will procure that, insofar as the SpinCo Vessels are concerned, the Existing Management Agreements are terminated in accordance with their terms effective immediately prior to the Spin-Off Effective Time. Any rights or obligations (including any indemnification obligation) of any member of the Citadel Group surviving such termination pursuant to the terms of the Existing Management Agreements, as the case may be, will be deemed, to the extent that they relate to the SpinCo Vessels, to be SpinCo Assets and SpinCo Liabilities, respectively. SpinCo will enter into the Transitional Agreements consisting of the Management and Services Agreement, the Commercial Management Agreement and the Standard Ship Management Agreement, each in substantially the form attached as Exhibit H, effective upon the Spin-Off Effective Time.
(ii) SpinCo (on behalf of itself and each other member of the SpinCo Group), on the one hand, and Citadel (on behalf of itself and each other member of the Citadel Group other than the SpinCo Group), on the other hand, hereby terminate any and all Contracts between or among SpinCo or any member of the SpinCo Group, on the one hand, and Citadel or any member of the Citadel Group other than the SpinCo Group, on the other hand, effective as of the Lockbox Date (such contracts, together with the Existing Management Agreements, the “Intercompany Agreements”).
(iii) All Intercompany Accounts arising in respect of the Intercompany Agreements will be settled in accordance with Section 1.08(b).
(b) Subject to the terms and conditions of this Agreement, the following arrangements will apply to Intercompany Accounts:
(i) All Intercompany Accounts due to the Manager of the SpinCo Vessels under the Existing Management Agreements as at the Lockbox Date will be deemed to be SpinCo Current Liabilities payable by Citadel in accordance with Section 1.09(d)(iii).

(ii) All other Intercompany Accounts as at the Lockbox Date, if any, will be deemed to be settled, eliminated or cancelled.
(iii) All Intercompany Accounts due to the Manager of the SpinCo Vessels under the Existing Management Contracts arising during the period from (and excluding) the Lockbox Date to the Spin-Off Effective Time will be SpinCo Liabilities payable by SpinCo in accordance with Section 1.07(a) and (b) and will be reflected (without duplication) in the Lockbox Amount payable in accordance with Sections 1.09(a) to (c).
(iv) All other Intercompany Accounts arising during the period between (and excluding) the Lockbox Date and the Spin-Off Effective Time, if any, will be settled such that, as of the Spin-Off Effective Time, there are no such Intercompany Accounts outstanding, and the net amount of such settlement will be reflected (without duplication) in the Lockbox Amount payable in accordance with Section 1.09(a) to (c).
1.09 Cash, Working Capital and Proration of Charter Hires. (a) Net Amount of Cash. At the Closing, Citadel will contribute to SpinCo the Net Amount of Cash (if a positive amount) or SpinCo will pay Citadel the absolute value of the Net Amount of Cash (if a negative amount). The “Net Amount of Cash” will be equal to:
(i) $10 million;
plus
(ii) the unearned portion of the charter hire paid in advance under the SpinCo Time Charters as at the Lockbox Date in an amount equal to the SpinCo Deferred Revenue reflected in the Adjusted SpinCo Working Capital Statement;
plus
(iii) the Estimated Lockbox Amount (which, for the avoidance of doubt, may be a positive or negative amount), as determined pursuant to Section 1.09(b).
(b) Estimated Lockbox Amount. Citadel will prepare and deliver to Dispatch the Lockbox Amount that Citadel estimates in good faith will be payable on the Closing (the “Estimated Lockbox Amount”), with reasonable documentary support, at least five Business Days prior to the Closing Date. Citadel will consider and discuss in good faith revisions, if any, to the Estimated Lockbox Amount proposed in good faith by Dispatch. If Citadel and Dispatch disagree as to any component of the Lockbox Amount, the amount thereof as calculated and proposed by Citadel in accordance with this Agreement will be used to calculate the Net Amount of Cash payable at Closing, without prejudice to the rights and obligations of the Parties under Sections 1.09(c) and 1.09(h).
(c) Lockbox Amount Adjustment. Citadel will deliver, promptly and in any event within three Business Days after the Closing Date, to SpinCo a reasonably detailed statement of the Lockbox Amount with proper documentary support. Such statement will be final, conclusive and binding unless SpinCo provides a written notice of objection pursuant to Section 1.09(h). If the Estimated Lockbox Amount is less than the Lockbox Amount, Citadel will pay to SpinCo, and if the Estimated Lockbox Amount is more than the Lockbox Amount, SpinCo will pay to Citadel, in each case promptly and in any event within three Business Days after the final determination of the Lockbox Amount (including, if applicable, pursuant to Section 1.09(h)), by wire transfer in immediately available funds, the amount of such difference.
(d) SpinCo Working Capital. Subject to the terms and conditions of this Agreement, the following arrangements will apply with respect to SpinCo’s working capital:
(i) Except for SpinCo Trade Account Receivables that arise in respect of In-Progress Spot Voyages, which will be fully and definitively settled in the manner set forth in Section 1.09(e), Citadel will retain for its own benefit and, notwithstanding the Conveyance of SpinCo Assets under this Agreement, SpinCo will turn over to Citadel, promptly but in any event within six Business Days after receipt, all Cash payments, if any, with respect to SpinCo Trade Account Receivables reflected in the Adjusted SpinCo Working Capital Statement and received by any member of the SpinCo Group. For the avoidance of doubt, SpinCo will have the benefit of all SpinCo Trade Account Receivables arising after the Lockbox Date (except for SpinCo Trade Account Receivables in respect of In-Progress Spot Voyages, which will be settled fully and definitively in the manner set forth in Section 1.09(e)).
(ii) SpinCo will reimburse to Citadel the amount of each item of SpinCo Prepaid Expenses reflected in the Adjusted SpinCo Working Capital Statement (to the extent utilizable by SpinCo) in the manner and within the timeframe set forth in the SpinCo Illustrative Example included under Part B of Exhibit K.
(iii) Notwithstanding the assumption of SpinCo Liabilities under this Agreement, Citadel will settle with the relevant trade creditors all SpinCo Current Liabilities reflected in the Adjusted SpinCo Working Capital Statement as they become due and Intercompany Accounts in accordance with Section 1.08(b). For the avoidance of doubt, as between Citadel and the SpinCo Group, SpinCo will bear all SpinCo Current Liabilities arising out of the SpinCo Business after the Lockbox Date, whether or not so reflected on the SpinCo Working Capital Statement.
(iv) As long as SpinCo Prepaid Expenses or SpinCo Current Liabilities reflected in the SpinCo Working Capital Statement remain outstanding, Citadel and SpinCo will have in place with the Manager of the SpinCo Vessels arrangements pursuant to which the Manager of the SpinCo Vessels will:
(1) advance the payment of SpinCo Current Liabilities on behalf of the Parties and invoice the relevant Party (and the relevant Party will make payment on such invoices promptly and in any event within six Business Days upon receipt of such invoices);
(2) invoice SpinCo for the SpinCo Prepaid Expenses reflected in the Adjusted SpinCo Working Capital Statement when the prepaid item (to the extent utilizable by SpinCo) is received or invoiced; and
(3) deliver to each of SpinCo and Citadel reasonably detailed statements, with proper documentary support, of the items referred to clauses (1) and (2) above and their allocation among Citadel and SpinCo in accordance with this Agreement, in each case, on a monthly basis. The statements of the Manager of the SpinCo Vessels will be final, conclusive and binding, subject to Section 1.09(h).
(e) In-Progress Spot Voyages. (i) With respect to each In-Progress Spot Voyage undertaken by a SpinCo Vessel, upon completion of such Spot Voyage, the Parties will cooperate to calculate, within ten Business Days after completion of such Spot Voyage:
(1) the aggregate amount of revenue (including freight, demurrage and other revenue), expenses (including commissions, port costs, towage and voyage expenses, but excluding bunker expenses and those expenses that are re-billable to the Spot Charter Counterparty) and earnings under such Spot Voyage;
(2) the amounts of such earnings that are allocable to Citadel pro rata temporis based on the number of days from the Spot Charter Commencement Date to (and including) the Lockbox Date, divided by the total number of days from the Spot Charter Commencement Date to (and including) the Spot Charter Termination Date (the “Prorated Earnings”); and
(3) actual earnings with respect to such Spot Voyage (the “Actual Earnings”), calculated as:
a) the amount of revenue received in Cash by Citadel in respect of such Spot Voyage on or before the Lockbox Date;
minus
b) the amount of expenses (other than bunker expenses) paid in Cash by Citadel in respect of such Spot Voyage.
If the Parties cannot agree the amounts specified in clauses (A) to (C) above within such ten-Business-Day period, each Party will be entitled to use the resolution procedure set forth in Section 1.09(h).

(ii) If the Prorated Earnings are greater than the Actual Earnings, SpinCo will pay to Citadel, and if the Prorated Earnings are less than the Actual Earnings, Citadel will pay to SpinCo, in each case promptly and in any event within six Business Days after the final determination of the amounts specified in clauses (A) to (C) above, by wire transfer in immediately available funds, the amount of such difference. Part B, Section 1 of Exhibit J contains an illustrative example of proration of earnings under In-Progress Spot Voyages. The principles underlying such example will be utilized in all In-Progress Spot Voyages calculations for SpinCo Vessels herein contemplated.
(f) Management of Cash. Other than as specified in this Agreement, (i) Citadel will not be required to contribute any Cash to or for the benefit of SpinCo and (ii) Citadel and its Subsidiaries will be entitled to use, retain, distribute and otherwise dispose of all Cash generated by the SpinCo Business and the SpinCo Assets or otherwise held by any member of the SpinCo Group prior to the Spin-Off Effective Time.
(g) Cash on SpinCo Vessels. Cash on SpinCo Vessels will be reflected in the SpinCo Asset Values in accordance with Exhibit D and will not be deemed to be Cash for purposes of this Section 1.09. For the avoidance of doubt, cash on Dispatch Vessels will be included in Dispatch Net Working Capital under Exhibit D.
(h) Dispute Resolution Procedure. In the event that any of Citadel, Dispatch or SpinCo (the “Objecting Party”) disputes the correctness of a statement delivered, or an amount calculated, pursuant to this Section 1.09, it will notify the other Party (the “Other Party”) and, in the event that the statement in dispute has been issued by the Manager of the SpinCo Vessels, such manager in writing of its objections within five Business Days after receipt of the relevant statement or amount. If any Party fails to deliver such notice of objection within such time, it will be deemed to have accepted the statement or amount. Upon receipt of such notice, each Party will cooperate in good faith with each other and the Manager of the SpinCo Vessels to agree the matter in dispute. If the Parties have not agreed with respect to such matter within five Business Days after receipt of the notice of objection, each Party may engage the Retained Accountant to resolve such matter in a manner consistent with this Section 1.09(g). Within five Business Days after engagement of the Retained Accountant, each of Citadel and SpinCo will provide the Retained Accountant with a copy of this Agreement, the statement in dispute, if any, the Objecting Party’s objection notice and a written submission of its position with respect to the matter in dispute. Each of the Parties will thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttal must be delivered to the Retained Accountant and to the other Party simultaneously within five Business Days of the delivery of the Parties’ initial submissions to the Retained Accountant and to each other. The Parties will instruct the Retained Accountant to review the documents provided to it pursuant to this Section 1.09(g) and to deliver its written determination, acting as expert and not as arbitrator, with respect to each of the items in dispute submitted to it for resolution within ten Business Days following submission of the Parties’ rebuttals. The Retained Accountant will resolve the differences regarding the proposed statement based solely on the information provided to the Retained Accountant by the Parties pursuant to the terms of this Agreement or as obtained by the Retained Accountant pursuant to this Section 1.09(h). The Retained Accountant’s authority will be limited to resolving disputes with respect to whether the individual disputed items on the proposed statement were computed or allocated as between SpinCo and Citadel in accordance with the terms of this Agreement. The Retained Accountant will have no authority to revise the Adjusted SpinCo Working Capital Statement pursuant to this Section 1.09(h). The determination of the Retained Accountant in respect of the correctness of each matter remaining in dispute will be, absent manifest error, final, conclusive and binding on the Parties and not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction. If an objection notice is served under this Section 1.09(h), Citadel and SpinCo will make available to other Party and, if the Retained Accountant so requests, to the Retained Accountant, all books, records, documents and work papers relating to the relevant proposed statement or amount (subject to, in the case of independent accountant work papers, the relevant Party or the Retained Accountant, as applicable, entering into a customary release agreement with respect thereto). The fees and expenses, if any, of the Retained Accountant incurred in connection with this Section 1.09(h) will be borne as determined by the Retained Accountant having regard to the merits of the Parties’ submissions, including the final amounts of the disputed items not awarded to a Party in relation to the aggregate amounts contested by both Parties, failing which, such fees and expenses will be borne equally by SpinCo and Citadel.

1.10 Transfers In Violation of Law or Required Consents. If and to the extent that the consummation of the SpinCo Transfer or Conveyance of Excluded Assets would be a violation of applicable Laws or require any Consent in connection with the Transactions that has not been obtained as of the Spin-Off Effective Time, then, notwithstanding any other provision hereof, such Conveyance of the applicable SpinCo Asset or Excluded Asset will automatically be deferred and will not occur until all legal impediments have been removed or such Consents have been obtained. Notwithstanding the foregoing, any such Asset will still be considered a SpinCo Asset or Excluded Asset, as applicable, and the Person retaining such Asset will thereafter hold such Asset in trust for the benefit, insofar as reasonably possible, of the Person entitled thereto (and at such Person’s sole expense) until the consummation of the Conveyance thereof. The Parties will use their respective Commercially Reasonable Efforts to (i) continue to seek to remove any legal impediments or secure any contractual Consents required from third parties necessary to Convey such Asset and (ii) develop and implement arrangements to place the Person entitled to receive such Asset, insofar as reasonably possible and to the extent not prohibited by applicable Law or the relevant Contract, in the same position as if such Asset had been Conveyed as contemplated hereby such that all the benefits and burdens relating to such Asset, including possession, use, risk of loss, potential for gain, control and command over such Asset, are to inure from and after the Spin-Off Effective Time to such Person. If and when the applicable legal or contractual impediments are removed or the applicable Consents are obtained, the Conveyance of the applicable Asset will be effected in accordance with the terms of this Agreement or such applicable Transitional Agreement. The obligations set forth in this Section 1.10 will terminate on the two-year anniversary of the Closing. Nothing in this Section 1.10 will be deemed to constitute or require a waiver by any of the Parties of any of the closing conditions set forth in Article VIII, including the receipt of any Governmental Approvals.
1.11 Transfer of SpinCo Assets and Assumption of SpinCo Liabilities. In furtherance of the Conveyance of SpinCo Assets and assumption of SpinCo Liabilities provided in Sections 1.02 and 1.03, at or prior to the Spin-Off Effective Time, (a) Citadel will, or will cause its Subsidiaries to, execute and deliver such bills of sale, stock powers, certificates of title, deeds, assignments of Contracts and other instruments of Conveyance, including the transfer documents described in Section 1.11 of the Citadel Disclosure Letter (in each case to the extent applicable and in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary or statutorily required in the jurisdiction in which the relevant Assets are located), as necessary to evidence the Conveyance of all of Citadel’s and its Subsidiaries’ right, title and interest in and to the SpinCo Assets to SpinCo and the other members of the SpinCo Group (it being understood that no such bill of sale, stock power, certificate of title, deed, assignment or other instrument of Conveyance will require Citadel or any of its Affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement except to the extent required to comply with applicable local Law, in which case the Parties will enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement) and (b) SpinCo will execute and deliver such assumptions of SpinCo Liabilities and other instruments of assumption (in each case in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary or statutorily required in the jurisdiction in which the relevant Liabilities are located) as and to the extent reasonably necessary to evidence the valid and effective assumption of the SpinCo Liabilities by SpinCo or the applicable members of the SpinCo Group. All of the foregoing documents contemplated by this Section 1.11 will be referred to collectively herein as the “Citadel Transfer Documents.”
1.12 Transfer of Excluded Assets and Assumption of Excluded Liabilities. In furtherance of the Conveyance of Excluded Assets and assumption of Excluded Liabilities provided in Section 1.04, at or prior to the Spin-Off Effective Time, (a) SpinCo will, or will cause its Subsidiaries to, execute and deliver such bills of sale, stock powers, certificates of title, deeds, assignments of Contracts and other instruments of Conveyance (in each case to the extent applicable and in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary or statutorily required in the jurisdiction in which the relevant Assets are located) as necessary to evidence the Conveyance of all of SpinCo’s and its Subsidiaries’ right, title and interest in and to the Excluded Assets to Citadel and the other members of the Citadel Group (it being understood that no such bill of sale, stock power, certificate of title, deed, assignment or other instrument of Conveyance will require SpinCo or any of its Affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement except to the extent required to comply with applicable local Law, in which case the Parties will enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement) and (b) Citadel will execute and deliver such assumptions of Excluded Liabilities and other instruments of assumption (in each case in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary or statutorily required in the jurisdiction in which the relevant Liabilities are located) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Citadel or the applicable member of the Citadel Group. All of the foregoing documents contemplated by this Section 1.12 will be referred to collectively herein as the “SpinCo Transfer Documents” and, together with the Citadel Transfer Documents, the “Transfer Documents.”
1.13 Misallocation. In the event that at any time or from time to time (whether prior to, at or after the Spin-Off Effective Time), one Party (or any member of such Party’s respective Group) receives or otherwise possesses any Asset that is allocated to the other Party (or any member of such Party’s Group) pursuant to this Agreement or any Transitional Agreement, such Party will promptly Convey, or cause to be Conveyed, such Asset to the Party so entitled thereto (or to any member of such Party’s Group), and such Party (or member of such Party’s Group) will accept such Asset. Prior to any such Conveyance, the Person receiving or possessing such Asset will hold such Asset in trust for any such other Person. In the event that at any time or from time to time (whether prior to, at or after the Spin-Off Effective Time), one Party hereto (or any member of such Party’s Group) receives or otherwise assumes any Liability that is allocated to the other Party (or any member of such Party’s Group) pursuant to this Agreement or any Transitional Agreement, such Party will promptly Convey, or cause to be Conveyed, such Liability to the Party responsible therefor (or to any member of such Party’s Group), and such Party (or member of such Party’s Group) will accept, assume and agree to faithfully perform such Liability. For the avoidance of doubt, in the event that at any time or from time to time (whether prior to, at or after the Spin-Off Effective Time), one Party (or any member of such Party’s respective Group) makes a payment in respect of any Liability that the Parties agree is allocated to the other Party (or any member of such other Party’s Group) pursuant to this Agreement or otherwise, such other Party will reimburse the first Party for the amount so paid. Without prejudice to Article X, this covenant will expire on the first anniversary of the Spin-Off Effective Time.
1.14 Disclaimer of Representations and Warranties. EACH OF CITADEL (ON BEHALF OF ITSELF AND EACH MEMBER OF THE CITADEL GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY TRANSITIONAL AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, NO PARTY TO THIS AGREEMENT, ANY TRANSITIONAL AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY TRANSITIONAL AGREEMENT OR OTHERWISE IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED PURSUANT TO THE RESTRUCTURING, AS TO ANY CONSENTS, APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION WITH THE RESTRUCTURING, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SET-OFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED PURSUANT TO THE RESTRUCTURING TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY TRANSITIONAL AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH).

1.15 Recapitalization of SpinCo. Subject to the terms and conditions set forth herein (including the execution of the Credit Agreement as herein contemplated), at or prior to the Spin-Off Effective Time, Dispatch and, insofar as the release of Securities Interests under Citadel Existing Credit Facilities over the SpinCo Assets is concerned, Citadel will consummate the FinCo Financing on the terms and subject to the conditions set out in Section 7.11 (the transactions contemplated by this Section 1.15, collectively, the “Recapitalization”).
1.16 Certain Resignations. Prior to the Spin-Off, Citadel will cause each director, nominee director or employee of Citadel, the Citadel GP and their respective Subsidiaries who will not be employed by SpinCo or a SpinCo Subsidiary after the Spin-Off to resign, effective upon the consummation of the Restructuring, from all boards of directors or similar governing bodies of SpinCo or any SpinCo Subsidiary, and from all positions as officers of SpinCo or any SpinCo Subsidiary in which they serve.
1.17 Waiver of Bulk-Sales Laws. Each of Citadel and SpinCo hereby waives compliance by each member of their respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Conveyance of any or all of the Assets to any member of the Citadel Group or the SpinCo Group, as applicable.
II.   THE SPIN-OFF
2.01 Actions Prior to the Spin-Off. (a) Dispatch, SpinCo and Citadel will cooperate with each other to accomplish the Spin-Off and promptly take any and all actions reasonably requested and necessary or desirable to effect the Spin-Off, including in respect of the registration of SpinCo Common Stock under the Exchange Act on the Form 10.
(b) In consultation with Dispatch, the Board of Directors of Citadel will establish (or designate Persons to establish), in accordance with applicable Marshall Islands Law and Rule 10b-17 under the Exchange Act, the Spin-Off Record Date and the Spin-Off Date (i) on the earliest practicable dates after the satisfaction or waiver of the conditions precedent set forth in Section 8.01 and (ii) such that the Spin-Off will be effected once the Share Number is finally determined in accordance with Exhibit D. Furthermore, the Parties acknowledge that Citadel may effect a reverse unit split promptly after the Spin-Off Effective Time and that, in such an event, the Spin-Off Record Date and the Spin-Off Date will be set in a manner that accommodates such reverse unit split.
(c) Dispatch and Citadel will cooperate to cause SpinCo to prepare and file, and will use its reasonable best efforts to have approved, an application for the listing on the NYSE of the shares of SpinCo Common Stock to be distributed in the Spin-Off, subject to official notice of distribution.
(d) SpinCo will file any amendments or supplements to the Form 10 as may be necessary or advisable in order to cause the Form 10 to become and remain effective as required by the SEC or federal, state or other applicable securities Laws, all in consultation with Dispatch and Citadel. SpinCo will also prepare, and SpinCo will, to the extent required under applicable Law, file with the SEC any such documentation and any requisite no-action letters which Citadel or Dispatch determines are necessary or desirable to effectuate the Spin-Off, and each of the Parties will use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable, including taking all such action as may be necessary or appropriate under the securities or blue sky laws of the United States, and will use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Transitional Agreements.
(e) Citadel will, as soon as is reasonably practicable after the Form 10 is declared effective under the Exchange Act and the Board of Directors of Citadel has approved the Spin-Off, cause the Information Statement to be mailed to the Record Holders.
(f) Immediately prior to the Spin-Off Effective Time, Citadel will cause to be taken all actions such that effective immediately after the Spin-Off Effective Time, SpinCo’s articles of incorporation (the “SpinCo Certificate”) and SpinCo’s bylaws will be amended in the form attached hereto as Exhibit C and the name of SpinCo will be changed to “Diamond S Shipping, Inc.”
2.02 Implementation of the Spin-Off. (a) Subject to the conditions precedent set forth in Article VIII, on or prior to the Spin-Off Effective Time, SpinCo will deliver to the Agent, for the benefit of the Record

Holders as of the Spin-Off Record Date, book-entry transfer authorizations for such number of the outstanding shares of SpinCo Common Stock as is necessary to effect the Spin-Off, and Citadel will cause the transfer agent for the Citadel Units to cause the Agent to distribute at the Spin-Off Effective Time the appropriate number of shares of SpinCo Common Stock to each such Record Holder or designated transferee or transferees of such Record Holder by way of direct registration in book-entry form. SpinCo will not issue paper share certificates in respect of the shares of SpinCo Common Stock.
(b) Subject to the conditions precedent set forth in Article VIII and assuming 129,686,681 Citadel Units outstanding as of the Spin-Off Effective Time, each Record Holder will be entitled to receive in the Spin-Off one share of SpinCo Common Stock for every 10.19149 Citadel Units (or such other number to which Dispatch and Citadel agree) held in each case by such Record Holder on the Spin-Off Record Date.
(c) No fractional shares of SpinCo Common Stock will be distributed or credited in connection with the consummation of the Spin-Off. Fractional shares of SpinCo Common Stock that would otherwise be allocable to any former holders of SpinCo Common Stock pursuant to the Spin-Off will be aggregated, and Citadel will cause the whole shares obtained thereby to be sold in the open market promptly and in no case later than 120 calendar days after the consummation of the Spin-Off. Citadel will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis based on the number of shares that would otherwise be allocable pursuant to the Spin-Off, without interest, as soon as practicable to the holders entitled to receive such cash. Payment of cash in lieu of fractional shares of SpinCo Common Stock will be made solely for the purpose of avoiding the expense and inconvenience to SpinCo of issuing fractional shares of SpinCo Common Stock and will not represent separately bargained-for consideration. None of Citadel, SpinCo or their respective transfer agents will be required to guarantee any minimum sale price for the fractional shares of SpinCo Common Stock sold in accordance with this Section 2.02(c). None of Citadel, SpinCo or their respective transfer agents will be required to pay any interest on the proceeds from the sale of fractional shares.
(d) Any shares of SpinCo Common Stock or cash in lieu of fractional shares that remain unclaimed by any Record Holder 180 days after the Spin-Off Date will be delivered to SpinCo and SpinCo will hold such shares of SpinCo Common Stock or cash for the account of such Record Holder. The Parties agree that all obligations to provide such shares of SpinCo Common Stock and cash, if any, in lieu of fractional share interests will be obligations of SpinCo, subject in each case to applicable escheat or other abandoned property Laws, and Citadel will have no Liability with respect thereto.
(e) SpinCo agrees that, subject to any transfers of the shares of SpinCo Common Stock in the Spin-Off, from and after the Spin-Off Effective Time (i) each holder thereof will be entitled to receive all dividends payable on, and exercise voting rights and all other rights and privileges with respect to, the shares of SpinCo Common Stock then held by such holder and (ii) each such holder will be entitled, without any action on the part of such holder, to receive evidence of ownership of the shares of SpinCo Common Stock then held by such holder.
III.   THE MERGERS
3.01 The Mergers. (a) Immediately after the Spin-Off, on the terms and subject to the conditions of this Agreement, (i) Merger Sub 1 will merge with and into Dispatch MR HoldCo, (ii) Merger Sub 2 will merge with and into Dispatch Crude HoldCo, and (iii) Merger Sub 3 will merge with and into Dispatch ManagementCo. Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo (each, a “Dispatch Merger Party”), as applicable, will each continue as the surviving companies of the First-Step Mergers. Upon consummation of the First-Step Mergers, each of the Dispatch Merger Parties will be a direct, wholly owned Subsidiary of SpinCo and the separate corporate existence of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will cease.
(b) Immediately after the First-Step Mergers, and as part of the same plan, each Dispatch Merger Party will merge with and into Merger Sub 4. Merger Sub 4 will continue as the surviving company in the Second-Step Mergers. Upon consummation of the Second-Step Mergers, Merger Sub 4 will remain a direct, wholly owned Subsidiary of SpinCo and the separate corporate existence of each Dispatch Merger Party will cease.

(c) The Mergers will be consummated by the filing of articles of merger or certificates of merger, as applicable (collectively, the “Certificates of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of applicable Marshall Islands Law.
(d) The date and time of the filing of the Certificates of Merger or such later time as is specified in the Certificates of Merger and agreed to by Citadel and Dispatch in respect of the First-Step Mergers is referred to herein as the “First-Step Mergers Effective Time.” The date and time of the filing of the Certificates of Merger or such later time as is specified in the Certificates of Merger and agreed to by Citadel and Dispatch in respect of the Second-Step Mergers is referred to herein as the “Second-Step Mergers Effective Time” (and, collectively with the First-Step Mergers Effective Time, the “Mergers Effective Time”).
(e) The Mergers will have the effects set forth in this Agreement and, to the extent not otherwise addressed herein, applicable Marshall Islands Law. Without limiting the generality of the foregoing and subject thereto, (i) at the First-Step Mergers Effective Time, all the property, rights, privileges, immunities, powers and franchises of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will vest in the applicable Dispatch Merger Party and all debts, liabilities and duties of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will become the debts, liabilities and duties of the applicable Dispatch Merger Party, and (ii) at the Second-Step Mergers Effective Time, all the property, rights, privileges, immunities, powers and franchises of each Dispatch Merger Party will vest in Merger Sub 4 and all debts, liabilities and duties of each Dispatch Merger Party will become the debts, liabilities and duties of Merger Sub 4.
(f) The articles of incorporation or certificate of formation, as applicable, of each Dispatch Merger Party in effect immediately after the First-Step Mergers Effective Time will be the articles of incorporation or certificate of formation, as applicable, of such Dispatch Merger Party in effect immediately prior to the First-Step Mergers Effective Time. The certificate of formation of Merger Sub 4 in effect immediately after the Second-Step Mergers Effective Time will be identical to the certificate of formation of Merger Sub 4 in effect immediately prior to the Second-Step Mergers Effective Time, until thereafter changed or amended as provided therein or by applicable Law.
(g) The bylaws or limited liability company agreement, as applicable, of each Dispatch Merger Party in effect immediately after the First-Step Mergers Effective Time will be the bylaws or limited liability company agreement, as applicable, of such Dispatch Merger Party in effect immediately prior to the First-Step Mergers Effective Time. The limited liability company agreement of Merger Sub 4 in effect immediately after the Second-Step Mergers Effective Time will be the limited liability company agreement of Merger Sub 4 in effect immediately prior to the Second-Step Mergers Effective Time, until thereafter changed or amended as provided therein or by applicable Law.
(h) The directors or managers, as applicable, of each Dispatch Merger Party immediately after the First-Step Mergers Effective Time will be the directors or managers, as applicable, of such Dispatch Merger Party immediately prior to the First-Step Mergers Effective Time. The directors of Merger Sub 4 immediately after the Second-Step Mergers Effective Time will be the directors of Merger Sub 4 immediately prior to the Second-Step Mergers Effective Time. Each of the directors of Merger Sub 4 will hold office from the Second-Step Mergers Effective Time until his or her respective successor is duly elected or appointed and qualified in the manner provided by the certificate of formation and limited liability company agreement of Merger Sub 4 or as otherwise provided by Law.
(i) The officers of each Dispatch Merger Party immediately after the First-Step Mergers Effective Time will be the officers of such Dispatch Merger Party immediately prior to the First-Step Mergers Effective Time. The officers of Merger Sub 4 immediately after the Second-Step Mergers Effective Time will be the officers of Merger Sub 4 immediately prior to the Second-Step Mergers Effective Time. Each of the officers of Merger Sub 4 will hold office from the Second-Step Mergers Effective Time until his or her successor is duly elected or appointed and qualified in the manner provided by the certificate of formation and limited liability company agreement of Merger Sub 4 or as otherwise provided by Law.
(j) The name of each Dispatch Merger Party as it exists immediately prior to the First-Step Mergers Effective Time will remain the same after the First-Step Mergers Effective Time.
(k) The name of Merger Sub 4 as it exists immediately prior to the Second-Step Mergers Effective Time shall remain the same after the Second-Step Mergers Effective Time.

(l) Immediately after the Mergers, the SpinCo Board will be reconstituted as provided in Exhibit I.
(m) The designation and number of outstanding shares of each class and series, and the class and series entitled to vote (and vote as a class, if applicable), of certain constituent corporations of the First-Step Mergers and the Second-Step Mergers are set forth in Sections 5.01(b) and 6.04(a).
3.02 Effects of The First-Step Mergers on the Shares of the Constituent Companies. At the First-Step Mergers Effective Time, by virtue of the First-Step Mergers and without any action on the part of the Parties:
(a) Each share of common stock or membership interest, as applicable, of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will be converted into one fully paid and non-assessable share of common stock or membership interest, as applicable, of Dispatch MR Holdco, Dispatch Crude HoldCo and Dispatch ManagementCo, respectively.
(b) Simultaneously with the conversion of stock pursuant to Section 3.02(a), all issued shares of common stock or membership interest, as applicable, of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo (other than the shares of common stock or membership interests, as applicable, issued pursuant to Section 3.02(a)) will automatically be canceled and retired and will be converted into the right to receive such number of shares of SpinCo Common Stock equal to the Share Number (the “Merger Consideration”). Dispatch, as a record holder of shares of common stock and membership interests, as applicable, of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, will cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Agreement.
3.03 Effects of The Second-Step Mergers on the Shares of the Constituent Companies. At the Second-Step Mergers Effective Time, by virtue of the Second-Step Mergers and without any action on the part of the Parties, each share of common stock or membership interest, as applicable, of Dispatch Crude HoldCo, Dispatch MR Holdco and Dispatch ManagementCo, respectively, will be cancelled and retired and will cease to exist, and no consideration will be delivered therefor, and each membership interest of Merger Sub 4 issued and outstanding before the Second-Step Mergers Effective Time will be converted into and will become one newly issued, fully paid and non-assessable membership interest in Merger Sub 4.
3.04 Exchange of Certificates. The Merger Consideration issuable by SpinCo in the First-Step Mergers will be validly issued, fully paid and non-assessable and will be registered in the name of Dispatch (or, if requested by Dispatch, in the name of the relevant Dispatch Designees) by book entry in an account or accounts with SpinCo’s transfer agent.
3.05 No Further Ownership Rights. The Merger Consideration issued and delivered in accordance with this Article III upon conversion of any shares of common stock or membership interest, as applicable, of Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares or membership interests.
3.06 No Fractional Shares. (a) No certificates or scrip representing fractional shares of SpinCo Common Stock will be issued pursuant to this Article III.
(b) Fractional shares of SpinCo Common Stock that would otherwise be allocable to any former holders of shares of common stock or membership interest, as applicable, of Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo will be aggregated, and SpinCo will cause the whole shares obtained thereby to be sold in the open market promptly and in no case later than 120 calendar days after the issuance of shares of SpinCo Common Stock. SpinCo will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders entitled to receive such cash. Payment of cash in lieu of fractional shares of SpinCo Common Stock will be made solely for the purpose of avoiding the expense and inconvenience to SpinCo of issuing fractional shares of SpinCo Common Stock and will not represent separately bargained-for consideration. None of Citadel, SpinCo or their respective transfer agents will be required to guarantee any minimum sale price for the fractional shares of SpinCo Common Stock sold in accordance with this Section 3.06(b). None of Citadel, SpinCo or their respective transfer agents will be required to pay any interest on the proceeds from the sale of fractional shares.

3.07 Post-Mergers Steps; Disclaimer. (a) Dispatch will liquidate pursuant to a plan of liquidation.
(b) Following the Closing, Merger Sub 4 will distribute all of the membership interests of FinCo to its sole member, SpinCo, and FinCo will then merge into SpinCo, with SpinCo surviving pursuant to a short-form merger under Applicable Law.
(c) Following the Closing, Dispatch will as promptly as practicable change its name to exclude any reference to “Diamond S.”
(d) Dispatch acknowledges and agrees that neither the Citadel Parties nor any member of the Citadel Group nor any member of the SpinCo Group nor any of their respective directors, officers, representatives and agents will have any liability whatsoever, and Dispatch will indemnify and hold harmless all such Persons for any claims, actual or threatened, with respect to any distribution and allocation of  (i) the Merger Consideration or (ii) shares of SpinCo Common Stock issuable upon conversion of the Merger Consideration to and among the Dispatch Designees and with respect to any incentive units that Dispatch may have issued to employees of the Dispatch Group or other Persons. Dispatch will use its reasonable best efforts to cause the Dispatch Designees to agree to the same on or prior to any distribution of the Merger Consideration and/or shares of SpinCo Common Stock issuable upon conversion of the Merger Consideration to the Dispatch Designees.
IV.   CLOSING
4.01 Closing of the Transactions. (a) On the terms and subject to the conditions set forth in this Agreement, the consummation of the Transactions (the “Closing”) will take place remotely by the electronic exchange of documents in the order set forth in this Agreement.
(b) The Closing will occur on the same day as the Spin-Off Date. The date on which the Closing occurs is referred to as the “Closing Date.” For accounting purposes, the Closing will be deemed to have occurred as of 11:59:59 p.m. local time on the Closing Date.
(c) The “Lockbox Date” will be 11:59 p.m. local time on a date agreed to by Citadel and Dispatch; provided, however, that, if they fail so to agree, the Lockbox Date will be 11:59 p.m. local time on the last day of the month in which the Form 10 becomes effective, but not earlier than December 31, 2018.
(d) The Parties will work together in good faith to seek to cause the conditions set forth in Sections 8.01, 8.02, 8.03 and 8.04 (other than those that by their terms are to be satisfied at the Closing) to be satisfied, and for the Closing to occur, on or prior to January 31, 2019.
(e) At Closing, the Parties will cause the Transactions to be consummated and intend that none of the Transactions will become effective unless all of the Transactions become effective.
(f) On the terms and subject to the conditions set forth in this Agreement, each Party will use its Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable that are required to be taken by it to consummate and make effective the Restructuring immediately prior the Spin-Off Effective Time.
(g) On the terms and subject to the conditions set forth in this Agreement, the Spin-Off Effective Time will be 10 a.m., Eastern Standard Time, on the Closing Date or such other time as the Parties may agree.
(h) On the terms and subject to the conditions set forth in this Agreement, each Party shall use its Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable that are required to be taken by it to consummate and make effective the Mergers immediately after the Spin-Off Effective Time. In furtherance of the foregoing, SpinCo will file or cause to be filed the Certificates of Mergers in accordance with, and containing such information as is required by, the relevant provisions of Marshall Islands Law, with the Registrar of Corporations of the Republic of the Marshall Islands.
4.02 Deliveries by the Citadel Parties at the Closing. At or prior to the Closing, Citadel will deliver, or will cause its appropriate Subsidiaries to deliver, all of the following to the Dispatch Parties (or designees thereof):

(a) the Transfer Documents as described in Section 1.09 and Section 1.10;
(b) the Transitional Agreements to which Citadel or any other member of the Citadel Group is a party, duly executed by the members of the Citadel Group party thereto;
(c) evidence of the issuance of the Merger Consideration;
(d) resignations (or evidence of removal) of each of the individuals who serve as an officer or director or nominee director of members of the SpinCo Group in their capacity as such and the resignations of any other Persons that will be employees of any member of the SpinCo Group after the Closing Date and that are directors or officers of any member of the SpinCo Group, to the extent requested by Dispatch, in each case effective as of the Mergers Effective Time; and
(e) the certificate contemplated by Section 8.02(d).
4.03 Deliveries by the Dispatch Parties at the Closing. At or prior to the Closing, Dispatch will deliver, or will cause its Subsidiaries and, in respect of the Resale and Registration Rights Agreement, the Specified Shareholders to deliver, as applicable, to Citadel all of the following instruments:
(a) the Transitional Agreements to which Dispatch or any other member of the Dispatch Group is a party, duly executed by Dispatch or such other member of the Dispatch Group party thereto;
(b) the Resale and Registration Rights Agreement to which any of the Specified Shareholders is a party, duly executed by such Specified Shareholder party thereto; and
(c) the certificate contemplated by Section 8.03(f).
V.   REPRESENTATIONS AND WARRANTIES OF DISPATCH
Dispatch hereby represents and warrants to Citadel that, except as set forth in the applicable section or subsection of the Dispatch Disclosure Letter (interpreted as contemplated by Section 11.13) and as provided in Section 5.20:
5.01 Due Organization, Good Standing and Corporate Power. (a) Each of Dispatch and its Subsidiaries is a partnership, corporation or other limited liability entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Each of Dispatch and its Subsidiaries has the requisite limited partnership, corporate or other limited liability entity power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to enter into and perform its obligations under this Agreement or the Transitional Agreements to which it is, or will be, a party and to consummate the Transactions or the transactions contemplated by the Transitional Agreements. Each of Dispatch and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect.
(b) As of immediately prior to the Mergers Effective Time, all of the outstanding shares of common stock or limited liability company interests, as applicable, of Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo are and will be owned directly by Dispatch, free and clear of any Security Interest other than Permitted Encumbrances. The entire Dispatch Business is held and conducted through Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo, and no Dispatch Asset (other than Equity Interests in Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo) is held by Dispatch directly or through a Subsidiary holding Equity Interests in Dispatch Crude HoldCo, Dispatch MR HoldCo and/or Dispatch ManagementCo. All outstanding shares of common stock or limited liability company interests, as applicable, of Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo are duly authorized, validly issued, fully paid and nonassessable (except as provided in the limited liability company agreement of Dispatch ManagementCo and except as provided in Sections 20, 31, 40 and 49 of the Marshall Islands Limited Liability Company Act of 1996). As of the Mergers Effective Time, except as provided herein, there will be no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Dispatch

Crude HoldCo common stock, Dispatch MR HoldCo common stock, Dispatch ManagementCo common stock or any capital stock equivalent or other nominal interest in Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo or any of their respective Subsidiaries (collectively, “Dispatch Equity Interests”) pursuant to which Dispatch Crude HoldCo, Dispatch MR HoldCo, Dispatch ManagementCo or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any Dispatch Equity Interests. There are no outstanding obligations of Dispatch Crude HoldCo, Dispatch MR HoldCo or Dispatch ManagementCo to repurchase, redeem or otherwise acquire any outstanding securities of Dispatch Equity Interests. Each of Dispatch Crude HoldCo and Dispatch MR HoldCo has 1,000,000 registered shares of common stock authorized to be issued, and 100 of such shares of common stock are issued and outstanding. All of such issued and outstanding shares of common stock of each of Dispatch Crude HoldCo and Dispatch MR HoldCo are entitled to vote on this Agreement and the First-Step Mergers and the Second-Step Mergers.
5.02 Authorization of Agreement. The execution, delivery and performance of this Agreement and the Transitional Agreements by each of Dispatch, Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo (each, a “Dispatch Party” and, collectively, the “Dispatch Parties”) and the consummation by the Dispatch Parties of the Transactions have been duly authorized and approved and no other partnership, corporate or shareholder action on the part of any of them is necessary to authorize the execution, delivery and performance of this Agreement and the Transitional Agreements to which any of them are, or will be at the Closing Date, a party, or the consummation of the Transactions. This Agreement and the Transitional Agreements to which any Dispatch Party is a party, when executed, will be duly executed and delivered by such Dispatch Party, and, to the extent a Dispatch Party is a party thereto, this Agreement and each such Transitional Agreements is (or when executed will be) a valid and binding obligation of such Dispatch Parties enforceable against such Dispatch Parties in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Law affecting the enforcement of creditors’ rights generally and by general equitable principles (such exception, the “Enforceability Exception”).
5.03 Consents and Approvals; No Violations. Assuming (a) any Governmental Approvals required under any Antitrust Law in the Identified Jurisdictions have been obtained or satisfied (if any), (b) the applicable requirements of the Securities Act and the Exchange Act in respect of the Transactions are met, (c) the requirements under any applicable state securities or blue sky Laws in respect of the Transactions are met, (d) the requirements of the NYSE in respect of the listing of the shares of SpinCo Common Stock to be issued hereunder are met, (e) the filing of the Certificates of Merger and other appropriate merger documents are made in connection with the Mergers as required by Marshall Islands Law, the execution and delivery of this Agreement and the Transitional Agreements by the Dispatch Parties and the consummation by them of the Transactions do not and will not (i) violate or conflict with any provision of their respective certificates or articles of incorporation, bylaws or code of regulations (or the comparable governing documents), (ii) violate or conflict with any Law or Order of any Governmental Authority applicable to Dispatch or any of its Subsidiaries or by which any of their respective properties or assets as of the Closing Date may be bound, (iii) require any Governmental Approval, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under or give rise to any right of termination, cancellation or acceleration, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Dispatch Material Contract, excluding in the case of clauses (ii) through (iv) above, (x) conflicts, violations, approvals, breaches, defaults, rights of terminations, cancellations, accelerations, increases or losses which would not reasonably be expected, individually or in the aggregate, to have a Dispatch Material Adverse Effect and (y) any Security Interests created in connection with the Dispatch Credit Facilities. Section 5.03 of the Dispatch Disclosure Letter sets forth a correct and complete list of Dispatch Material Contracts pursuant to which consents or waivers are required prior to consummation of the Transactions (whether or not subject to the exclusion set forth in clause (y) above with respect to clause (iv) above).
5.04 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Dispatch Material Adverse Effect, Dispatch’s business as currently conducted by Dispatch and its Subsidiaries does not, and, assuming the consents set forth on Section 5.04 of the Dispatch Disclosure

Letter are obtained, Dispatch’s business immediately following the Closing will not, infringe, misappropriate or otherwise violate any enforceable Intellectual Property right of any Third Party.
5.05 Litigation. As of the date of this Agreement, there are no Actions in respect of which Dispatch or any of its Subsidiaries has been duly served with a complaint or otherwise given written notice (or to the Knowledge of Dispatch, oral notice) that are pending against Dispatch or any of its Subsidiaries or, to the Knowledge of Dispatch, threatened against Dispatch or any of its Subsidiaries (or any of their respective properties, rights or franchises), at Law or in equity, or before or by any Governmental Authority, that have had or would reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect. As of the date of this Agreement, neither Dispatch nor any of its Subsidiaries is subject to any Order applicable to the Dispatch Group or any of its Subsidiaries, other than any Order generally applicable to the businesses in which Dispatch and its Subsidiaries operate, that has or would reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect. Notwithstanding anything contained in this Section 5.05, no representation or warranty shall be deemed to be made in this Section 5.05 in respect of general matters of compliance with Laws, employee and employee benefits, Taxes and environmental matters, which are the subject of the representations and warranties made only in Section 5.06, Section 5.08, Section 5.10 and Section 5.16, respectively. Subject to the foregoing sentence, the only representations and warranties of Dispatch in this Agreement relating to any litigation are those set forth in this Section 5.05.
5.06 Compliance With Laws. (a) Except as has not had and would not reasonably be expected to have a Dispatch Material Adverse Effect, Dispatch and its Subsidiaries are conducting and have conducted their respective businesses in compliance with all applicable Laws. None of the Governmental Approvals required for the continued conduct of Dispatch’s business as such business is currently being conducted will lapse, terminate, expire or otherwise be impaired as a result of the consummation of the Transactions or the transactions contemplated by the Transitional Agreements, except as has not been and would not reasonably be expected to have a Dispatch Material Adverse Effect.
(b) Since January 1, 2014, Dispatch and its Subsidiaries have at all times conducted all export transactions of the Dispatch Group in all material respects in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, and (iv) all applicable sanctions, export and import controls of other countries in which the Dispatch Group are conducting business (the statutes, executive orders, regulations, sanctions and controls mentioned in this sentence, collectively, the “Trade Regulations”). None of Dispatch or any of its Subsidiaries have been, from January 1, 2014 to the date of this Agreement, and as of the date of this Agreement are not, the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Authority pertaining to any Trade Regulation, nor are there any pending internal investigations by Dispatch or any of its Subsidiaries pertaining to any Trade Regulation as of the date of this Agreement. None of Dispatch or any of its Subsidiaries is designated as of the date of this Agreement as a sanctioned party or a target of sanctions under any Laws administered by OFAC or under any other Trade Regulation administered by any other Governmental Authority, nor is Dispatch or any of its Subsidiaries owned 50% or more by a Person that is so designated. None of Dispatch nor any of its Subsidiaries, or any of their respective directors, officers or employees is located, organized or resident in a country or region that is the subject of comprehensive OFAC sanctions (including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine). None of Dispatch nor any of its Subsidiaries is or has been, at any applicable time, engaged in any business activity that is sanctionable under U.S. “secondary sanctions” administered by OFAC and/or the U.S. Department of State.
(c) Since January 1, 2014, Dispatch and its Subsidiaries, and their respective directors, officers, employees, independent contractors, consultants, agents and other representatives, solely with respect to the operation of the Dispatch Business, are, and since January 1, 2014 to the date of this Agreement, have been, in all material respects in compliance with all Anti-Bribery Laws.
(d) Dispatch and its Subsidiaries and, to the Knowledge of Dispatch, its Affiliates have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Trade

Regulations and Anti-Bribery Laws and, to the Knowledge of Dispatch, there has not from January 1, 2014 to the date of this Agreement been any material breach of such policies or procedures. Dispatch and its Subsidiaries and, to the Knowledge of Dispatch, its Affiliates have instituted and maintain, and at all times since January 1, 2014 have maintained, books and records which in reasonable detail fairly reflect the transactions and dispositions of the Dispatch Group as required by any Anti-Bribery Laws applicable to any member of the Dispatch Group.
(e) Notwithstanding anything contained in this Section 5.06, no representation or warranty shall be deemed to be made in this Section 5.06 in respect of litigation, employee and employee benefits, Taxes and environmental matters, which are the subject of the representations and warranties made only in Section 5.05, Section 5.08, Section 5.10 and Section 5.16, respectively. Subject to the foregoing sentence, the only representations and warranties of Dispatch in this Agreement relating to compliance with Laws are those set forth in this Section 5.06.
5.07 Contracts. (a) Section 5.07(a) of the Dispatch Disclosure Letter contains a list of each Contract to which any of the Dispatch Parties or any of their respective Subsidiaries is a party or by which any of them or any of their properties or assets may be bound that is in effect as of the date of this Agreement and that falls in one or more of the following categories (collectively, whether or not scheduled, the “Dispatch Material Contracts”):
(i) a Contract containing covenants binding upon Dispatch or its Subsidiaries that restrict during any period of time the ability of Dispatch or any of its Subsidiaries to compete or engage in any business or geographic area;
(ii) a Contract containing any “most favored nations,” exclusivity or similar right or undertaking in favor of any party other than Dispatch and its Subsidiaries with respect to any material goods or services purchased or sold by Dispatch or its Subsidiaries and that would bind SpinCo or any of its Affiliates (including the SpinCo Entities) following the Closing Date;
(iii) a lease, sublease or similar Contract with any Person under which Dispatch or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person, any interest in real property;
(iv) a lease, sublease or similar Contract with any Person under which (A) Dispatch or any of its Subsidiaries is lessee of, or holds or uses, any material machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) Dispatch or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any material tangible personal property owned or leased by Dispatch or its Subsidiaries, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of  $500,000 in any calendar year and is not terminable by Dispatch or such Subsidiary by notice of not more than 60 days for a cost, individually or together with any similar Contract, of less than $500,000;
(v) a license or sublicense or other Contract under which Dispatch or any of its Subsidiaries is licensee or licensor, or sub-licensee or sub-licensor of, or otherwise grants or is granted a right to use any material Intellectual Property used or held for use in the business currently conducted by Dispatch other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized;
(vi) a Contract for the sale of any member of the Dispatch Group or material Dispatch Asset or collection of Dispatch Assets that would reasonably be expected to be material to Dispatch’s business in the aggregate;
(vii) a Contract involving the payment of more than $500,000 in 2018 or would reasonably be expected to provide for the purchase of more than $500,000 in the aggregate in respect of Dispatch’s business, in 2019 or any future year that is not terminable at will by Dispatch or any of its Subsidiaries (or by the SpinCo Group following the Closing Date) on less than 60 days’ notice without penalty;
(viii) a Time Charter;

(ix) a Contract relating to any Indebtedness of any member of the Dispatch Group to a Third Party;
(x) a Contract under which (A) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of the Dispatch Group or (B) the Dispatch Group has directly or indirectly guaranteed or assumed Indebtedness, Liabilities or obligations of another Person in excess of  $500,000 individually or $1,000,000 in the aggregate;
(xi) a material settlement or compromise of any suit, claim, proceeding or dispute relating to the Dispatch Group that would materially and adversely impact the business currently being conducted by the Dispatch Group at or following the Closing Date;
(xii) a Contract establishing or providing for any material partnership, strategic alliance, joint venture or material collaboration;
(xiii) any Contract requiring material capital expenditures;
(xiv) any other Contract not made in the Ordinary Course that is material to the business currently being conducted by the Dispatch Group; and
(xv) any currency, interest rate or other hedge, swap or other derivative Contract.
(b) Each Dispatch Material Contract is valid, binding and in full force and effect and is enforceable by and against Dispatch or one of its Subsidiaries in accordance with its terms, except as has not been and would not reasonably be expected to be material to the business currently being conducted by the Dispatch Group. Each of Dispatch and its Subsidiaries has performed all obligations required to be performed by it to date under the Dispatch Material Contracts to which it is a party and is not in breach of or default thereunder and, to the Knowledge of Dispatch, no other party to any Dispatch Material Contract is in breach of or default thereunder, in each case in any respect that would reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect.
(c) Dispatch has made available to Citadel a true and correct copy of each Dispatch Material Contract (or, if such Contract is not in written form, a true and correct summary of the material terms thereof).
5.08 Employees and Employee Benefits. (a)(i) The Dispatch Group is neither party to, nor bound by, any labor agreement, collective bargaining agreement or any other material labor-related Contracts with any labor union, labor organization or other Person representing any employee or group of employees of any member of the Dispatch Group (“Dispatch Employee”), (ii) there are no labor agreements, collective bargaining agreements or any other material labor-related Contracts that pertain to any Dispatch Employees, and (iii) no Dispatch Employees are represented by any labor organization with respect to their employment with the Dispatch Group.
(b) Section 5.08(b) of the Dispatch Disclosure Letter sets forth an accurate and complete list of each material Dispatch Compensation and Benefit Plan.
(c) Each Dispatch Compensation and Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws.
(d) Neither Dispatch nor any ERISA Affiliate has in the last six years: (A) contributed (or had any obligation of any sort) to (i) any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA; (B) withdrawn from any “multiemployer plan”; (C) incurred any taxes under Section 4971 of the Code; or (D) participated in a “multiple employer welfare arrangement” (as defined in Section 3(4) of ERISA).
(e) Neither the execution nor delivery of this Agreement nor the consummation of the contemplated transactions under this Agreement will, whether alone or in combination with any other event, (i) result in the accelerated vesting or payment of, or any increase in, any compensation to any Dispatch Employee or (ii) result in the entitlement of any Dispatch Employee or, to the Knowledge of Dispatch, independent contractor or consultant of the Dispatch Group, in either case, to any material severance or termination pay or benefits.

(f) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(g) The representations and warranties contained in this Section 5.08 constitute the sole and exclusive representations and warranties of Dispatch relating to any employees and employee benefits.
5.09 Financial Statements; Absence of Changes; Undisclosed Liabilities. (a) Attached as Section 5.09(a) of the Dispatch Disclosure Letter are copies of  (i) the audited consolidated financial statements of the Dispatch Business, including the balance sheets as of March 31, 2018 and March 31, 2017, and the income statements and statements of cash flow of the Dispatch for the fiscal years ended March 31, 2018, March 31, 2017 and March 31, 2016, together with all related footnotes (collectively, the “Audited Dispatch Financial Statements”) and (ii) the unaudited consolidated balance sheet of Dispatch as of September 30, 2018 and the unaudited consolidated income statements and statement of cash flow of the Dispatch Business as of and for the six-month period ended September 30, 2018 and September 30, 2017 (collectively, the “Unaudited Dispatch Financial Statements” and together with the Audited Dispatch Financial Statements, the “Dispatch Financial Statements”).
(b) The Dispatch Financial Statements were derived from the books and records of Dispatch and its Subsidiaries and were prepared in accordance with GAAP and any other applicable legal and accounting requirements, consistently applied, as at the dates and for the periods presented (except, in the case of the Unaudited Dispatch Financial Statements, for normal and recurring adjustments), and present fairly in all material respects the financial position and results of operations of Dispatch as at the dates and for the periods presented were prepared (subject, in the case of the Unaudited Dispatch Financial Statements, to normal and recurring adjustments).
(c) When delivered, the consolidated financial statements of the Dispatch Business referred to in Sections 7.06(c) and (d) will have been derived from the books and records of Dispatch and its Subsidiaries and will have been prepared in accordance with GAAP and any other applicable legal and accounting requirements, consistently applied, as at the dates and for the periods presented (except as may be indicated in the notes thereto and except with respect to unaudited statements for normal and recurring adjustments), and will present fairly in all material respects the consolidated financial position and results of operations of Dispatch as at the dates and for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring adjustments).
(d) All financial information provided by Dispatch for inclusion in the Form 10 will conform in all material respects to the published rules and regulations of the SEC applicable thereto for each of the periods that will be required to be presented in the Form 10.
(e) Since September 30, 2018, there has not occurred any event, occurrence or condition which has had or would reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect.
(f) Except for such matters as would not be reasonably expected to have a Dispatch Material Adverse Effect, since September 30, 2018, Dispatch and its Subsidiaries have been operated in the Ordinary Course of the Dispatch Group’s business.
(g) There are no Liabilities of any member of the Dispatch Group other than any such Liabilities (i) that would not be required to be reflected in the Dispatch Financial Statements, (ii) that are specifically reserved against on the Dispatch Financial Statements or referred to in the notes thereto, (iii) that have been incurred since September 30, 2018 in the Ordinary Course of the Dispatch Group’s business, or (iv) have been incurred since September 30, 2018 outside of the Ordinary Course of the Dispatch Group’s business but that are immaterial, taken as a whole.
(h) Since September 30, 2018, Dispatch and each of its Subsidiaries has not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Citadel’s consent under Section 7.02, except as expressly provided for by this Agreement or any Transitional Agreement.

5.10 Taxes. Except as would not reasonably be expected to have a Dispatch Material Adverse Effect, (a) no Security Interests for Taxes exist (other than Permitted Encumbrances), and no outstanding claims for Taxes have been asserted in writing, with respect to the Dispatch Group, (b) Dispatch and its Subsidiaries have timely filed, taking into account applicable extensions, all material Tax Returns required to be filed by Dispatch and its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (c) Dispatch and its Subsidiaries have paid all Taxes required to be paid by them, (d) all material Taxes required to be withheld in respect of Dispatch and/or its Subsidiaries have been withheld, and to the extent required, have been paid over to the appropriate Governmental Authority, (e) no material deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against Dispatch and/or its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, (f) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material taxes due from Dispatch and/or its Subsidiaries, (g) neither Dispatch nor its Subsidiaries have entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of Dispatch and/or such Subsidiary, and (h) neither Dispatch nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 of the Code in the two years prior to the date of this Agreement. The representations and warranties contained in this Section 5.10 constitute the sole and exclusive representations and warranties of Dispatch relating to Taxes.
5.11 Broker’s or Finder’s Fee. Neither Dispatch nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or other similar agent with respect to the Transactions contemplated by this Agreement for which Citadel or any of its Affiliates (including, prior to the Spin-Off Effective Time, the SpinCo Entities) could become liable or obligated.
5.12 Title to Properties; Security Interests. Except as would not, individually or in the aggregate, reasonably be expected to have a Dispatch Material Adverse Effect, Dispatch and its Subsidiaries have good and valid title to, or, if applicable, valid leasehold interests in, or valid license or right to use, all Dispatch Assets, in each case as such property is currently being used, subject to no Security Interests other than Permitted Encumbrances.
5.13 Condition of Assets. The Dispatch Assets are in good condition in all material respects, reasonable wear and tear excepted, except as would not materially adversely affect the continued conduct of the business currently being conducted by the Dispatch Group as of the date of this Agreement.
5.14 Information To Be Supplied. The information supplied or to be supplied by Dispatch for inclusion in the Form 10 and the Information Statement to be filed with the Commission will not, in the case of the Form 10, at the time it becomes effective under the Exchange Act, and, in the case of the Information Statement, at the time it is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading in respect of Dispatch or the business conducted by the Dispatch Group.
5.15 Board Approval. (a) No vote or consent from any holders of Equity Interests in Dispatch is necessary to approve and consummate the Transactions, this Agreement or the Transitional Agreements.
(b) The Board of Directors of each Dispatch Party has, at a meeting duly called and held, by unanimous vote, approved the Transactions, this Agreement and the Transitional Agreements. Dispatch, in its capacity as sole equityholder of each of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, has approved the Mergers and the other Transactions in accordance with Marshall Islands Law.
5.16 Environmental Matters. (a) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect:
(i) Dispatch and each of its Subsidiaries, are, and since September 30, 2018 have been, in compliance with all Environmental Laws (which compliance includes the possession by Dispatch and each of its Subsidiaries of all Governmental Approvals required pursuant to Environmental Law and compliance with the terms and conditions thereof);

(ii) there is no Environmental Claim pending or, to the Knowledge of Dispatch, threatened against Dispatch, any of its Subsidiaries or, to the Knowledge of Dispatch, against any Person whose Liability for such Environmental Claims Dispatch or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law;
(iii) neither Dispatch nor any of its Subsidiaries has entered into or is subject to any outstanding Order under any Environmental Law; and
(iv) neither Dispatch nor any of its Subsidiaries has Released any Hazardous Materials in a manner that requires remediation or would reasonably be expected to result in Liability under any Environmental Law.
(b) The representations and warranties contained in this Section 5.16 constitute the sole and exclusive representations and warranties of Dispatch relating to compliance with or Liability under any Environmental Law or Releases of Hazardous Materials.
5.17 The Dispatch Vessels. (a) Each Dispatch Vessel and its equipment on board constitute the material property owned, leased or otherwise used by the relevant Dispatch SPV.
(b) Exhibit B sets forth each Dispatch SPV and each vessel owned by such Dispatch SPV (each, a “Dispatch Vessel”) as of the date hereof. As of the Closing, each such Dispatch SPV will remain the registered and beneficial owner of each such Dispatch Vessel free from any Security Interest and any third-party rights other than Permitted Encumbrances, Security Interests under Dispatch’s existing credit facilities, as set forth in Section 5.17(b) of the Dispatch Disclosure Letter, and Dispatch Charters existing as of the date of this Agreement or entered into thereafter in accordance with the terms of this Agreement.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect, the use of the Dispatch Vessels is not, as of the date hereof, and will not be, as of the Closing Date, in contravention of any applicable Law, Orders or official directions (including of any Classification Society) and there is no development that would reasonably be expected to result in contravention of any such Laws, Orders or official directions.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect, there are no written or, to Dispatch’s Knowledge, threatened Actions by any Governmental Authority or any Classification Society in respect of any Dispatch SPV or any Dispatch Vessel, other than set forth in the Dispatch Vessel’s certificates and survey reports made available to Citadel prior to the date hereof.
(e) Other than the Charters to which it is a party as specified in Exhibit B, as set forth in Section 5.17 of the Dispatch Disclosure Schedule or entered into or done in accordance with this Agreement, no Dispatch SPV has contracted to sell or charter or grant any option over or otherwise dispose of its interest in its Dispatch Vessel.
(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect, (i) there has not been any incident on or with respect to any Dispatch Vessel since the date of its Inspection or, with respect to any Dispatch Vessel which has not been inspected, since the date of this Agreement and (ii) the Dispatch Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to normal wear and tear.
(g) Exhibit B sets forth (categorized by type of Dispatch Vessel) a description of each Dispatch Vessel, including its name, owner, Charters attached to it as of the date hereof, its manager, International Maritime Organization (“IMO”) number, flag, official number, date of registry, type, date of keel laid, date of delivery, shipbuilder, length, breadth, depth, capacity (dwt), gross tonnage, net tonnage, class and notation from Classification Society. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Dispatch Material Adverse Effect, (i) each Dispatch Vessel (A) is duly registered under the flag set forth in Exhibit B, (B) is seaworthy, (C) has all national and international operating and trading certificates and endorsements, each valid and unextended, that are required for the operation of such Dispatch Vessel in the trades and geographic areas in which it is operated, and (D) has been classed by a Classification Society that is a member of the International Association of Classification

Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would cause any Dispatch Vessel’s Classification Society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Dispatch Vessel’s Classification Society.
(h) As of the date hereof, each Dispatch Vessel (i) is free of significant damage affecting its class, (ii) has all classification trading and statutory certificates and national certificates, as well as other certificates, plans and technical documentation, and (iii) is supplied with spare parts at levels consistent with operational needs reasonably determined based on the normal course of operations of such Dispatch Vessels and such spare parts are usable in the Ordinary Course in all material respects.
(i) Each Dispatch Vessel has as of the date hereof and will have as of the Closing, whether on board, on shore or on order, all spare parts and equipment relating to such Dispatch Vessel at the time of the Inspection or in the case of any Dispatch Vessel which was not inspected, since the date of this Agreement, except such items as are used in the Ordinary Course during the period between the Inspection or, as the case may be, the date of this Agreement and Closing.
5.18 Securities Law Matters. (a) Dispatch acknowledges (on behalf of itself and each of the Dispatch Designees) that (i) the shares of SpinCo Common Stock issuable in the Mergers have not been registered under the Securities Act or under any state securities Laws and (ii) such shares of SpinCo Common Stock are “restricted securities” as that term is defined by Rule 144(a)(3) under the Securities Act and under applicable state securities Laws and that, pursuant to such Laws, each of Dispatch and the Dispatch Designees must hold such shares of SpinCo Common Stock until they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available and, other than as may be set forth in any Contract between SpinCo and any of its shareholders, SpinCo has no obligation to register or qualify such shares for resale.
(b) Dispatch (i) acknowledges it or any Dispatch Designee is acquiring the shares of SpinCo Common Stock issuable in the Mergers pursuant to available exemptions from registration under the Securities Act solely for investment with no present intention to distribute any such shares of SpinCo Common Stock to any Person in violation of applicable securities Laws, (ii) will not sell or otherwise dispose of any such shares of SpinCo Common Stock, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws, (iii) is an Accredited Investor, and (iv) (x) has had access to and has received such financial and other information regarding SpinCo and SpinCo Common Stock, as applicable, that it deems necessary to make an informed investment decision regarding such shares of SpinCo Common Stock and (y) can bear the economic risk of an investment in such shares of SpinCo Common Stock indefinitely. Dispatch will have obtained investor questionnaires (each, an “Investor Questionnaire”) from each of the Dispatch Designees, which questionnaires will contain acknowledgements with respect to the matters covered in this Section 5.18 and written representations from each such Dispatch Designee to the effect that that such Dispatch Designee is an Accredited Investor and that the preceding representations and warranties in this Section 5.18(b) are otherwise true, complete and correct with respect to such Dispatch Designee.
(c) Dispatch acknowledges (on behalf of itself and the Dispatch Designees) that the shares of SpinCo Common Stock issuable in the Mergers, if certificated, will bear the following legends (in addition to any legend required under applicable state securities Laws):
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE ENCUMBERED, PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES EXCEPT PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS AND, IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS.”
5.19 Commitment Letters. (a) Attached hereto as Exhibit G are true and complete fully executed copies of the commitment letter and related syndication and fee letters (collectively, the “Commitment Letters”)

pursuant to which the lenders named therein have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing set forth therein (the “FinCo Financing”). As of the date of this Agreement, there are no other agreements, side letters or arrangements to which Dispatch or any of its Affiliates is a party with any bank party to the Commitment Letters that would reasonably be expected to adversely affect the availability of the FinCo Financing. References to “FinCo Financing” will include the financing contemplated by the Commitment Letters as permitted by this Agreement to be amended or modified, or replaced by any Alternative Financing, and references to “Commitment Letters” will include the financing arrangements contemplated thereby or such documents as permitted by this Agreement to be amended or modified, or replaced by any Alternative Financing, in each case from and after such amendment, modification or replacement.
(b) As of the date of this Agreement, none of the Commitment Letters has been amended or modified, and the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded. Assuming (i) the accuracy of the representations and warranties of Citadel contained in this Agreement, (ii) the performance by Citadel and each of its Subsidiaries of its obligations under this Agreement and (iii) the absence of decline in the fair market value of the Vessels to be pledged as collateral under the FinCo Financing from the fair market value of such Vessels assumed in the Commitment Letters, the aggregate proceeds contemplated by the Commitment Letters, when taken together with available cash on hand, will not be less than the aggregate amount equal to at least the sum of (i) $309.0 million, (ii) the Citadel Transaction Expenses and (iii) all fees and expenses required to be paid by FinCo and its Affiliates related to the FinCo Financing and the consummation of the Transactions. The FinCo Financing is not subject to any conditions precedent or other contingencies other than as set forth in the Commitment Letters and, as of the date hereof, the Commitment Letters are (A) in full force and effect and no breach of any term of, or default under, any such Commitment Letter exists and (B) the legal, valid, binding and enforceable obligations of the FinCo and, to the Knowledge of Dispatch, each of the other parties thereto, in each case subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
5.20 No Other Representations or Warranties; Disclaimer; Acknowledgement by Dispatch. Except for the representations and warranties of Dispatch expressly set forth in this Article V and in the Transitional Agreements, neither Dispatch nor any other Person makes any other express or implied representation or warranty on behalf of Dispatch or any of its Subsidiaries with respect to Dispatch, its Subsidiaries, the Dispatch Assets, the business conducted by the Dispatch Group or the Transactions or the accuracy or completeness of the information concerning the business conducted by the Dispatch Group provided by Dispatch or any of its Subsidiaries. The representations and warranties made in this Agreement and the Transitional Agreements with respect to Dispatch, its Subsidiaries, the Dispatch Assets, the business conducted by the Dispatch Group and the Transactions are in lieu of all other representations and warranties of Dispatch and its Subsidiaries might have given Citadel, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Citadel, on its own behalf and on behalf of its respective Subsidiaries and Affiliates, acknowledges that all other warranties that Dispatch and its Subsidiaries (including after the Closing, any member of the SpinCo Group) gave or might have given, or which might be provided or implied by applicable Law or commercial practice, with respect to Dispatch, its Subsidiaries, the Dispatch Assets, the business conducted by the Dispatch Group, are hereby expressly excluded. Citadel, on its own behalf and on behalf of its respective Subsidiaries and Affiliates, acknowledges that, except as provided herein, neither Dispatch nor any of its Subsidiaries nor any other Person acting on their behalf will have or be subject to any Liability or indemnification obligation to Citadel or any other Person acting on its behalf resulting from the distribution in written or oral communication to Citadel, or use by Citadel of, any information, documents, projections, forecasts or other material made available to Citadel, confidential information memoranda or management interviews and presentations in expectation of the Transactions. In addition, Citadel will not have any right, action or claim, and Citadel hereby waives any right, action or claim, on the basis of an alleged breach of any representation and warranty set forth in this Article V if  (i) the subject matter of the alleged breach is covered by another representation and warranty which is more specific as to such subject matter than the representation and warranty alleged to have been breached and (ii) there has been no breach of such more specific representation and warranty as regards such matter. For the avoidance of doubt, except as set forth in the immediately preceding sentence, this Section 5.20 will not have any effect on any representation or warranty made by Dispatch or any member of the Dispatch Group in this Agreement or any Transitional Agreement.
VI.   REPRESENTATIONS AND WARRANTIES OF CITADEL
Citadel hereby represents and warrants to Dispatch that, except as (i) set forth in the applicable section or subsection of the Citadel Disclosure Letter (interpreted as contemplated by Section 11.13) or (ii) to the extent disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the Commission by Citadel and publicly available prior to the date of this Agreement (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other similar disclosures included therein to the extent that they are primarily cautionary in nature) and as provided in Section 6.20 as follows:
6.01 Due Organization, Good Standing and Partnership/Corporate Power. Each of Citadel, SpinCo and the Merger Subs (each, a “Citadel Party” and, collectively, the “Citadel Parties”) and each of their respective Subsidiaries is a partnership, corporation or other limited liability entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation, and has the requisite limited partnership, corporate or other limited liability entity power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to enter into and perform its obligations under this Agreement or the Transitional Agreements to which it is, or will be, a party and to consummate the Transactions or the transactions contemplated by the Transitional Agreements. Each Citadel Party and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect.
6.02 Authorization of Agreement. The execution, delivery and performance of this Agreement and the Transitional Agreements by the Citadel Parties, and the consummation by the Citadel Parties of the Transactions have been duly authorized and approved by the Board of Directors of Citadel and the Citadel GP (and this Agreement has been adopted by Citadel as the sole shareholder of SpinCo and by SpinCo as the sole shareholder or equityholder of each of the Merger Subs), and no other partnership, corporate or shareholder action on the part of any Citadel Party is necessary to authorize the execution, delivery and performance of this Agreement and the Transitional Agreements to which it is or will be at or prior to the Closing Date, a party, or the consummation of the Transactions. This Agreement and the Transitional Agreements to which any Citadel Party is a party, when executed, will be duly executed and delivered by such Citadel Party, and, to the extent a Citadel Party is a party thereto, this Agreement and each such Transitional Agreement is (or when executed will be) a valid and binding obligation of such Citadel Party enforceable against such Citadel Party in accordance with its terms, subject to the Enforceability Exception.
6.03 Consents and Approvals; No Violations. Assuming that (a) any Governmental Approvals required under any Antitrust Law have been obtained or satisfied (if any), (b) the applicable requirements of the Securities Act and the Exchange Act are met, (c) the requirements under any applicable state securities or blue sky Laws are met, (d) the requirements of the NYSE in respect of the listing of the shares of SpinCo Common Stock to be issued hereunder are met, (e) the filing of the Certificates of Merger and other appropriate merger documents, if any, as required by applicable Law, and the filing of the SpinCo Certificate with the Registrar of Corporations of the Republic of the Marshall Islands are made, (f) the Citadel Refinancing is effective and (g) the Class B Units are redeemed in accordance with the Citadel Class B Unitholder Consent (prior to the Spinoff), the execution and delivery of this Agreement and the Transitional Agreements by the Citadel Parties and the consummation by the Citadel Parties of the Transactions do not and will not (i) violate or conflict with any provision of their respective certificates or articles of incorporation, bylaws or code of regulations (or the comparable governing documents) of Citadel or any member of the SpinCo Group, (ii) violate or conflict with any Law or Order of any Governmental Authority applicable to Citadel or any member of the SpinCo Group or by which any of its or their properties or assets as of the Closing Date may be bound, (iii) require any Governmental Approval, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under or give rise to any right of termination, cancellation or acceleration under or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which any member of the SpinCo Group is a party, excluding in the case of clauses (ii) through (iv) above, conflicts, violations, approvals, breaches, defaults, rights of terminations, cancellations, accelerations, increases or losses which would not reasonably be expected, individually or in the aggregate, to be have a SpinCo Business Material Adverse Effect. Section 6.03 of the Citadel Disclosure Letter sets forth a correct and complete list of Citadel Material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the Transactions (whether or not subject to the exclusion set forth with respect to clause (iv) above).
6.04 Capital Structure. (a) On the date of this Agreement and immediately prior to the Spin-Off, all of the outstanding shares of SpinCo Common Stock are and will be owned directly by Citadel free and clear of any Security Interest other than (x) Permitted Encumbrances and (y) Security Interests to be released in the Recapitalization. All outstanding shares of SpinCo Common Stock are, and all such shares of SpinCo Common Stock that may be issued as contemplated by this Agreement will be, when issued, duly authorized, validly issued, fully paid and non-assessable. As of the Spin-Off Effective Time, except as provided herein, there will be no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to SpinCo Common Stock or any capital stock equivalent or other nominal interest in SpinCo or any of its Subsidiaries which relate to SpinCo (collectively, “SpinCo Equity Interests”) pursuant to which SpinCo or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any SpinCo Equity Interests. There are no outstanding obligations of SpinCo to repurchase, redeem or otherwise acquire any outstanding securities of SpinCo Equity Interests. Each of Merger Sub 1 and Merger Sub 2 has 500 shares of common stock authorized to be issued, and 500 of such shares of common stock are issued and outstanding. All of such issued and outstanding shares of common stock of each of Merger Sub 1 and Merger Sub 2 are entitled to vote on this Agreement and the First-Step Mergers.
(b) Immediately prior to commencing the Restructuring, SpinCo will have no Assets, other than the capital contribution with which such entity was incorporated and the issued stock and membership interests of the Merger Subs, and no Liabilities, other than de minimis Liabilities arising under or in connection with its incorporation and Liabilities arising under or in connection with this Agreement or any other Transitional Agreement to which SpinCo is or will be a party as contemplated hereby.
(c) As of the date hereof, Citadel has 127,246,692 common units outstanding. As of the date hereof and the Closing, other than under the terms of the Citadel Class B Units, there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Citadel partnership units or any partnership unit equivalent or other nominal interest in Citadel (collectively, “Citadel Equity Interests”) pursuant to which Citadel is or may become obligated to issue partnership units or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any Citadel Equity Interests. On or prior to the Closing, Citadel will redeem the Citadel Class B Units pursuant to the Citadel Class B Unitholder Consent.
6.05 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a SpinCo Business Material Adverse Effect, the SpinCo Business as currently conducted by Citadel and its Subsidiaries does not, and, assuming the Consents set forth on Section 6.05 of the Citadel Disclosure Letter are obtained, the SpinCo Business immediately following the Closing will not, infringe, misappropriate or otherwise violate any enforceable Intellectual Property right of any Third Party.
6.06 Broker’s or Finder’s Fee. Neither Citadel nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or other similar agent with respect to the Transactions for which Dispatch or any of its Subsidiaries (including the SpinCo Entities) could become liable or obligated.

6.07 Litigation. As of the date of this Agreement, there are no Actions in respect of which Citadel or any of its Subsidiaries has been duly served with a complaint or otherwise given written notice (or to the Knowledge of Citadel, oral notice) that are pending against Citadel or any of its Subsidiaries or, to the Knowledge of Citadel, threatened against a Citadel Party (or any of their respective properties, rights or franchises), at Law or in equity, or before or by any Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect. As of the date of this Agreement, neither Citadel nor any of its Subsidiaries is subject to any Order applicable to Citadel or its Subsidiaries, other than any Order generally applicable to the business in which the Citadel Parties operate, that has or would reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect. Notwithstanding anything contained in this Section 6.07, no representation or warranty shall be deemed to be made in this Section 6.07 in respect of general matters of compliance with Laws, employee and employee benefits, Taxes and environmental matters, which are the subject of the representations and warranties made only in Section 6.08, Section 6.10, Section 6.12 and Section 6.18, respectively. Subject to the foregoing sentence, the only representations and warranties of Citadel in this Agreement relating to any litigation are those set forth in this Section 6.07.
6.08 Compliance With Laws. (a) Except as has not had and would not reasonably be expected to have a SpinCo Business Material Adverse Effect, Citadel and its Subsidiaries are conducting and have conducted their respective businesses in compliance with all applicable Laws. None of the Governmental Approvals required for the continued conduct of Citadel’s business as such business is currently being conducted will lapse, terminate, expire or otherwise be impaired as a result of the consummation of the Transactions or the transactions contemplated by the Transitional Agreements, except as has not been and would not reasonably be expected to have a SpinCo Business Material Adverse Effect.
(b) Since January 1, 2014, Citadel and its Subsidiaries have at all times conducted all export transactions of the Citadel Group in all material respects in accordance with Trade Regulations. None of Citadel or any of its Subsidiaries have been, since January 1, 2014 to the date of this Agreement, and as of the date of this Agreement are not, the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Authority pertaining to any Trade Regulation, nor are there any pending internal investigations by Citadel or any of its Subsidiaries pertaining to any Trade Regulation as of the date of this Agreement. None of Citadel or any of its Subsidiaries is designated as of the date of this Agreement as a sanctioned party or a target of sanctions under any Laws administered by OFAC or under any other Trade Regulation administered by any other Governmental Authority, nor is Citadel or any of its Subsidiaries owned 50% or more by a Person that is so designated. None of Citadel nor any of its Subsidiaries, or any of their respective directors, officers or employees is located, organized or resident in a country or region that is the subject of comprehensive OFAC sanctions (including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine). None of Citadel nor any of its Subsidiaries is or has been, at any applicable time, engaged in any business activity that is sanctionable under U.S. “secondary sanctions” administered by OFAC and/or the U.S. Department of State.
(c) Since January 1, 2014 to the date of this Agreement, Citadel and its Subsidiaries, and their respective directors, officers, employees, independent contractors, consultants, agents and other representatives, solely with respect to the operation of the Citadel Business, are, and since January 1, 2014, have been, in all material respects in compliance with all Anti-Bribery Laws.
(d) Citadel and its Subsidiaries and, to the Knowledge of Citadel, its Affiliates have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Trade Regulations and Anti-Bribery Laws and, to the Knowledge of Citadel, there has not since January 1, 2014 to the date of this Agreement been any material breach of such policies or procedures. Citadel and its Subsidiaries and, to the Knowledge of Citadel, its Affiliates have instituted and maintain, and at all times since January 1, 2014 to the date of this Agreement have maintained, books and records which in reasonable detail fairly reflect the transactions and dispositions of the Citadel Group as required by any Anti-Bribery Laws applicable to any member of the Citadel Group.
(e) Notwithstanding anything contained in this Section 6.08, no representation or warranty shall be deemed to be made in this Section 6.08 in respect of litigation, employee and employee benefits, Taxes and environmental matters, which are the subject of the representations and warranties made only in

Section 6.07, Section 6.10, Section 6.12 and Section 6.18, respectively. Subject to the foregoing sentence, the only representations and warranties of Citadel in this Agreement relating to compliance with Laws are those set forth in this Section 6.08.
6.09 Contracts. (a) Section 6.09(a) of the Citadel Disclosure Letter contains a list of each Contract to which Citadel or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (each, a “SpinCo Contract”) that is in effect as of the date of this Agreement and that falls in one or more of the following categories and that will be binding on any SpinCo Entity after the Closing or which pertains to any of the SpinCo Vessels (collectively, whether or not scheduled, the “SpinCo Material Contracts”):
(i) a Contract containing covenants that restrict during any period of time the ability of Citadel or any of its Subsidiaries to compete or engage in any business or geographic area;
(ii) a Contract containing any “most favored nations,” exclusivity or similar right or undertaking in favor of any party with respect to any material goods or services purchased or sold by or other activity of Citadel or its Subsidiaries;
(iii) a lease, sublease or similar Contract with any Person under which Citadel or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person, any interest in real property;
(iv) a lease, sublease or similar Contract with any Person under which (A) Citadel or any of its Subsidiaries is lessee of, or holds or uses, any material machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) Citadel or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any material tangible personal property owned or leased by Citadel or its Subsidiaries, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of  $500,000 in any calendar year and is not terminable by Citadel or such Subsidiary by notice of not more than 60 days for a cost, individually or together with any similar Contract, of less than $1,000,000;
(v) a license or sublicense or other Contract under which Citadel or any of its Subsidiaries is licensee or licensor, or sub-licensee or sub-licensor of, or otherwise grants or is granted a right to use any material Intellectual Property used or held for use in the SpinCo Group’s business other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized;
(vi) a Contract for the sale of SpinCo or any of its Subsidiaries or a SpinCo Vessel or other material asset or collection of assets that are material to the SpinCo Group in the aggregate;
(vii) a Contract involving the payment of more than $500,000 in 2018 or would reasonably be expected to provide for the purchase of more than $500,000 in the aggregate in respect of the SpinCo Business in 2019 or any future year that is not terminable at will by Citadel or any of its Subsidiaries on less than 60 days’ notice without penalty;
(viii) a Time Charter;
(ix) a Contract relating to any Indebtedness of any member of the SpinCo Group to a Third Party;
(x) a Contract under which (A) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of Citadel or any of its Subsidiaries or the SpinCo Business or (B) Citadel or any of its Subsidiaries or the SpinCo Business has directly or indirectly guaranteed or assumed Indebtedness, Liabilities or obligations of another Person in excess of  $500,000 individually or $1,000,000 in the aggregate;
(xi) a material settlement or compromise of any suit, claim, proceeding or dispute relating to the SpinCo Business or Citadel or any of its Subsidiaries that would materially and adversely impact Citadel or any of its Subsidiaries at or following the Closing Date;
(xii) any Contract requiring material capital expenditures;

(xiii) a Contract establishing or providing for any material partnership, strategic alliance, joint venture or material collaboration;
(xiv) any other Contract not made in the Ordinary Course of the SpinCo Group’s business that is material to Citadel and its Subsidiaries;
(xv) any currency, interest rate or other hedge, swap or other derivative Contract; and
(xvi) a Contract that constitutes a “Material Contract” of Citadel as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the Commission.
(b) Each SpinCo Material Contract is valid, binding and in full force and effect and is enforceable by and against Citadel or one of its Subsidiaries in accordance with its terms, except as has not been and would not reasonably be expected to be material to the business currently being conducted by Citadel and its Subsidiaries. Each of Citadel and its Subsidiaries has performed all obligations required to be performed by it to date under the SpinCo Material Contracts to which it is a party and is not in breach of or default thereunder and, to the Knowledge of Citadel, no other party to any SpinCo Material Contract is in breach of or default thereunder, in each case in any respect that would reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect.
(c) Citadel has made available to Dispatch a true and correct copy of each SpinCo Material Contract (or, if such Contract is not in written form, a true and correct summary of the material terms thereof).
6.10 Employees and Employee Benefits. (a) No SpinCo Entity (i) has any employees, (ii) has retained any independent contractors and (iii) has any Compensation and Benefit Plan that is sponsored or maintained by any member of the SpinCo Group.
(b) Neither the execution nor delivery of this Agreement nor the consummation of the contemplated transactions under this Agreement will, whether alone or in combination with any other event, (i) result in the accelerated vesting or payment of, or any increase in, any compensation to any employee of Citadel or (ii) result in the entitlement of any employee of Citadel or, to the Knowledge of Citadel, independent contractor or consultant of Citadel, in either case, to any material severance or termination pay or benefits.
(c) The representations and warranties contained in this Section 6.10 constitute the sole and exclusive representations and warranties of Citadel relating to any employees and employee benefits.
6.11 Citadel SEC Filings; Financial Statements; Absence of Changes; Undisclosed Liabilities. (a) To the extent relevant to the SpinCo Business, the Citadel SEC Filings did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(b) Attached as Section 6.11(b) of the Citadel Disclosure Letter are copies of the following: balance sheets, statements of income, statements of changes in equity and statements of cash flows with respect to the SpinCo Business on an aggregate basis, each unaudited and with any footnotes in draft format, as of and for the fiscal years ended December 31, 2017, 2016 and 2015 and the unaudited consolidated balance sheet as of September 30, 2018 and the related consolidated statements of income, statements of changes in equity and consolidated statements of cash flows as of and for the nine months ended September 30, 2018 and 2017, each unaudited and with any footnotes in draft format (collectively, the “Draft SpinCo Financial Statements”). The Draft SpinCo Financial Statements were derived from the books and records of Citadel and its Subsidiaries and were prepared in accordance with GAAP and any other applicable legal and accounting requirements, consistently applied, as at the dates and for the periods presented (except as may be indicated in the notes thereto and except with respect to interim statements for normal and recurring adjustments), and present fairly in all material respects the consolidated financial position and results of operations of SpinCo and its consolidated Subsidiaries as at the dates and for the periods presented therein (subject, in the case of interim statements, to normal and recurring adjustments). The books and records of the SpinCo Group have been and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

(c) When delivered, the SpinCo Financial Statements will have been derived from the books and records of Citadel and its Subsidiaries and will have been prepared in accordance with GAAP and any other applicable legal and accounting requirements, consistently applied, as at the dates and for the periods presented (except as may be indicated in the notes thereto and except with respect to unaudited statements for normal and recurring adjustments), and will present fairly in all material respects the consolidated financial position and results of operations of SpinCo and its consolidated Subsidiaries as at the dates and for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring adjustments).
(d) All financial information presented by SpinCo in the Form 10 will conform in all material respects to the published rules and regulations of the SEC applicable thereto for each of the periods that will be required to be presented in the Form 10.
(e) Since September 30, 2018, there has not occurred any event, occurrence or condition which has had or would reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect.
(f) Except for such matters as would not be reasonably expected to have a SpinCo Business Material Adverse Effect, since September 30, 2018, Citadel and its Subsidiaries have been operated in the Ordinary Course of the SpinCo Group’s business.
(g) There are no Liabilities of the SpinCo Business or of any member of the SpinCo Group other than any such Liabilities that (i) would not be required to be reflected in Draft SpinCo Financial Statements, (ii) are specifically reserved against on the Draft SpinCo Financial Statements, (iii) have been incurred since September 30, 2018 in the Ordinary Course of the SpinCo Business, or (iv) have been incurred since September 30, 2018 outside of the Ordinary Course of SpinCo’s business but that are immaterial, taken as a whole.
(h) Since September 30, 2018, none of Citadel or its Subsidiaries has taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Dispatch’s consent under Section 7.01, except as expressly provided for by this Agreement or any Transitional Agreement.
6.12 Taxes. Except as would not reasonably be expected to have a SpinCo Business Material Adverse Effect, (a) no Security Interests for Taxes exist (other than Permitted Encumbrances), and no outstanding claims for Taxes have been asserted in writing, with respect to SpinCo’s business, (b) Citadel and its Subsidiaries have timely filed, taking into account applicable extensions, all material Tax Returns required to be filed by Citadel and its Subsidiaries with respect to SpinCo’s business, and all such Tax Returns are true, correct and complete in all material respects, (c) Citadel and its Subsidiaries have paid all Taxes required to be paid by them with respect to SpinCo’s business, (d) all material Taxes required to be withheld in respect of SpinCo’s business have been withheld, and to the extent required, have been paid over to the appropriate Governmental Authority, (e) no material deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against Citadel and/or its Subsidiaries with respect to SpinCo’s business, except for deficiencies which have been satisfied by payment, settled or withdrawn, (f) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material taxes due from Citadel and/or its Subsidiaries with respect to SpinCo’s business, (g) neither SpinCo nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of Citadel, SpinCo and/or such Subsidiary, and (h) each of SpinCo and its Subsidiaries is a newly formed entity and has not engaged in any material transactions other than those contemplated by this Agreement. The representations and warranties contained in this Section 6.12 constitute the sole and exclusive representations and warranties of Citadel relating to Taxes.
6.13 Title to Properties; Security Interests. Except as would not, individually or in the aggregate, reasonably be expected to have a SpinCo Business Material Adverse Effect with respect to assets other than SpinCo Vessels, SpinCo and its Subsidiaries have good and valid title to, or, if applicable, valid leasehold interests in or valid license or right to use, all of their assets (including each SpinCo Vessel), in each case as such property is currently being used, subject to no Security Interests other than Permitted Encumbrances.

6.14 Condition of Assets. The assets and properties of Citadel and its Subsidiaries, including the SpinCo Vessels, are in good condition in all material respects, reasonable wear and tear excepted, except as would not materially adversely affect the continued conduct of SpinCo’s business as of the date of this Agreement.
6.15 Information To Be Supplied. The information supplied or to be supplied by Citadel for inclusion in the Form 10 and the Information Statement to be filed with the Commission will not, in the case of the Form 10, at the time it becomes effective under the Exchange Act, and, in the case of the Information Statement, at the time it is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading in respect of Citadel or SpinCo’s business.
6.16 Fairness Opinions. The Board of Directors of Citadel has received the written opinions (or oral opinions to be confirmed in writing) of Evercore Group L.L.C. and Stifel, Nicolaus & Company, Incorporated, to the effect that, as of the date hereof, and based upon and subject to the conditions set forth in each such opinion, the transaction consideration (defined by reference to the proportion of the outstanding shares of SpinCo Common Stock to be owned by the Record Holders upon the consummation of the Transactions) is fair, from a financial point of view, to the Record Holders. The Citadel Special Committee has received the written opinion of DVB Corporate Finance (or oral opinion to be confirmed in writing) to the effect that, as of the date hereof, and based upon and subject to the conditions set forth in such opinion, the shares of SpinCo Common Stock to be held by the Record Holders, together with the common units and general partner units such holders will own in Citadel immediately after the consummation of the Transactions, is fair, from a financial point of view, to such holders, after giving effect to the Transactions.
6.17 Board Approval. (a) No vote of holders of Citadel common units is necessary to approve the Transactions, including the Spin-Off and the Mergers, this Agreement or the Transitional Agreements, and the consummation thereof.
(b) The Board of Directors of each of Citadel, SpinCo and the Merger Subs have, at a meeting duly called and held, by unanimous vote, approved the Transaction, this Agreement and the Transitional Agreements. Citadel, in its capacity as the sole shareholder of SpinCo, and SpinCo, in its capacity as the sole equityholder of each of the Merger Subs, has approved and adopted this Agreement.
(c) At a meeting duly called and held, the Citadel Special Committee has unanimously (i) determined that this Agreement, the Transitional Agreements and the Transactions are fair to and in the best interests of Citadel and the Citadel common unitholders (other than the Citadel GP and its Affiliates), (ii) declared advisable this Agreement, the Transitional Agreements and the Transactions and (iii) recommended to the Board of Directors of Citadel that this Agreement, the Transitional Agreements and the Transactions be approved by the Board of Directors of Citadel.
6.18 Environmental Matters. (a) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect:
(i) Citadel and each of its Subsidiaries, are and since September 30, 2018 have been, in compliance with all Environmental Laws (which compliance includes the possession by Citadel and each of its Subsidiaries of all Governmental Approvals required pursuant to Environmental Law and compliance with the terms and conditions thereof);
(ii) there is no Environmental Claim pending or, to the Knowledge of Citadel, threatened against Citadel, any of its Subsidiaries or, to the Knowledge of Citadel, against any Person whose Liability for such Environmental Claims Citadel or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law;
(iii) neither Citadel nor any of its Subsidiaries has entered into or is subject to any outstanding Order under any Environmental Law regarding SpinCo’s business; and
(iv) neither Citadel nor any of its Subsidiaries has Released any Hazardous Materials in a manner that requires remediation or would reasonably be expected to result in Liability under any Environmental Law.

(b) The representations and warranties contained in this Section 6.18 constitute the sole and exclusive representations and warranties of Citadel relating to compliance with or Liability under any Environmental Law or Releases of Hazardous Materials.
6.19 The SpinCo Vessels. (a) Each SpinCo Vessel and its equipment on board constitute the material property owned, leased or otherwise used by the relevant SpinCo SPV.
(b) Exhibit A sets forth each SpinCo SPV and each vessel owned by such SpinCo SPV (each, a “SpinCo Vessel”) as of the date hereof. As of the Closing, each such SpinCo SPV will remain the registered and beneficial owner of each such SpinCo Vessel free from any Security Interest and any third-party rights other than Permitted Encumbrances, Security Interests under the Citadel Existing Credit Facilities, and SpinCo Charters existing as of the date of this Agreement or entered into thereafter in accordance with the terms of this Agreement.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect, the use of the SpinCo Vessels is not, as of the date hereof, and will not be, as of the Closing Date, in contravention of any applicable Law, Orders or official directions (including of any Classification Society) and there is no development that would reasonably be expected to result in contravention of any such Laws, Orders or official directions.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect, there are no written or, to Citadel’s Knowledge, threatened Actions by any Governmental Authority or any Classification Society in respect of any SpinCo SPV or any SpinCo Vessel, other than set forth in the SpinCo Vessel’s certificates and survey reports made available to Dispatch prior to the date hereof.
(e) Other than the Charters to which it is a party as specified in Exhibit A or other than in accordance with this Agreement, no SpinCo SPV has contracted to sell or charter or grant any option over or otherwise dispose of its interest in its SpinCo Vessel.
(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect, (i) there has not been any incident on or with respect to any SpinCo Vessel since the date of its Inspection or, with respect to any SpinCo Vessel which has not been inspected, since the date of this Agreement and (ii) the SpinCo Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to normal wear and tear.
(g) Exhibit A sets forth (categorized by type of SpinCo Vessel) a description of each SpinCo Vessel, including its name, owner, Charters attached to it as of the date hereof, its manager, IMO number, flag, official number, date of registry, type, date of keel laid, date of delivery, shipbuilder, length, breadth, depth, capacity (dwt), gross tonnage, net tonnage, class and notation from Classification Society. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Business Material Adverse Effect, (i) each SpinCo Vessel (A) is duly registered under the flag set forth in therein, (B) has all national and international operating and trading certificates and endorsements, each valid and unextended, that are required for the operation of such SpinCo Vessel in the trades and geographic areas in which it is operated, and (C) has been classed by a Classification Society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations and (ii) no event has occurred and no condition exists that would cause any SpinCo Vessel’s Classification Society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such SpinCo Vessel’s Classification Society.
(h) As of the date hereof, each SpinCo Vessel (i) is free of significant damage affecting its class, (ii) has all classification trading and statutory certificates and national certificates, as well as other certificates, plans and technical documentation, and (iii) is supplied with spare parts at levels consistent with operational needs reasonably determined based on the normal course of operations of such SpinCo Vessels and such spare parts are usable in the Ordinary Course in all material respects.
(i) Each SpinCo Vessel has as of the date hereof and will have as of the Closing, whether on board, on shore or on order, all spare parts and equipment relating to such SpinCo Vessel at the time of the Inspection or in the case of any SpinCo Vessel which was not inspected, since the date of this Agreement, except such items as are used or consumed in the Ordinary Course during the period between the Inspection or, as the case may be, the date of this Agreement and Closing.
6.20 No Other Representations or Warranties; Acknowledgment by Dispatch. Except for the representations and warranties of Citadel expressly set forth in this Article VI and in the Transitional Agreements, neither Citadel nor any other Person makes any other express or implied representation or warranty on behalf of Citadel or any of its Subsidiaries with respect to SpinCo’s business, Citadel or the Transactions or the accuracy or completeness of the information concerning the SpinCo Group provided by Citadel or any of its Subsidiaries. The representations and warranties made in this Agreement and the Transitional Agreements with respect to SpinCo’s business, Citadel and the Transactions are in lieu of all other representations and warranties Citadel and its Subsidiaries might have given the Dispatch Parties, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Dispatch, on its own behalf and on behalf of its respective Subsidiaries and Affiliates (including on and after the Closing, SpinCo), acknowledges that all other warranties that Citadel and its Subsidiaries gave or might have given, or which might be provided or implied by applicable Law or commercial practice, with respect to SpinCo’s business and Citadel are hereby expressly excluded. Dispatch, on its own behalf and on behalf of its respective Subsidiaries and Affiliates (including on and after to the Closing, SpinCo), acknowledges that, except as provided herein, neither Citadel nor any of its Subsidiaries nor any other Person acting on their behalf will have or be subject to any Liability or indemnification obligation to Dispatch or any other Person acting on its behalf resulting from the distribution in written or oral communication to Dispatch, or use by Dispatch of, any information, documents, projections, forecasts or other material made available to Dispatch, confidential information memoranda or management interviews and presentations in expectation of the Transactions. In addition, the Dispatch Parties will not have any right, action or claim, and each Dispatch Party hereby waives any right, action or claim, on the basis of an alleged breach of any representation and warranty set forth in this Article VI if  (i) the subject matter of the alleged breach is covered by another representation and warranty which is more specific as to such subject matter than the representation and warranty alleged to have been breached and (ii) there has been no breach of such more specific representation and warranty as regards such matter. For the avoidance of doubt, except as set forth in the immediately preceding sentence, this Section 6.20 will not have any effect on any representation or warranty made by Citadel or any member of the Citadel Group in this Agreement or any Transitional Agreement.
VII.   COVENANTS
7.01 Conduct of Business by the Citadel Parties. (a) Except as expressly provided by this Agreement or any Transitional Agreement, as set forth in Section 7.01 of the Citadel Disclosure Letter or as expressly consented to in writing by Dispatch (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing (the “Pre-Closing Period”), the Citadel Parties will use their respective Commercially Reasonable Efforts to, (i) conduct the SpinCo Business in the Ordinary Course in all material respects, (ii) preserve the SpinCo Assets, and (iii) maintain the goodwill and reputation of the SpinCo Business in all material respects.
(b) Without limiting the generality of Section 7.01(a), and except as otherwise expressly provided in this Agreement or any Transitional Agreement, as set forth in Section 7.01 of the Citadel Disclosure Letter or as expressly consented to in writing by Dispatch (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Citadel will not, nor will Citadel permit any of its Subsidiaries to:
(i) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, (x) any SpinCo Vessel (other than entering into a Charter for a term of 12 months or less in the Ordinary Course) or (y) (other than in the Ordinary Course) any other Asset;
(ii) (A) issue, sell, transfer, pledge or dispose of any shares of SpinCo Common Stock or any SpinCo Equity Interests or (B) split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any shares of SpinCo Common Stock or SpinCo Equity Interests (or than as required under the Citadel Existing Credit Facilities);

(iii) to the extent it relates to the SpinCo Business, the SpinCo Assets, the SpinCo Liabilities or any SpinCo Entity, (A) make a material change in the accounting or Tax reporting principles, methods or policies, except as required by a change in GAAP, (B) make, change or revoke any material Tax election or method of accounting on which Tax reporting is based, (C) settle or compromise any material Tax claim or Liability, or enter into any material Tax closing agreement, or (D) amend any Tax Return;
(iv) other than in the Ordinary Course, (A) amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent, in each case, in any material respect, with respect to any of the SpinCo Material Contracts that will be in effect after the Closing Date or (B) enter into or assume any Contract that if in effect on the date hereof would be such a SpinCo Material Contract, including, in each of clauses (A) and (B), any Contract for the installation of ballast water treatment system or scrubbers in respect of the SpinCo Vessels;
(v) enter into any settlement or offer or propose to enter into any settlement or otherwise compromise or waive any material claims or rights of the SpinCo Business, in each case that would materially and adversely affect the SpinCo Business or any SpinCo Entity or limit the ability of SpinCo to conduct the SpinCo Business following the Closing in any geographic area or in any other material respect;
(vi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any SpinCo Entity;
(vii) impose any Excluded Liability on any member of the SpinCo Group;
(viii) amend the articles of incorporation, bylaws or other governance documents of any SpinCo Entity; or
(ix) enter into any Contract with any Affiliate with respect to the operation of the SpinCo Business other than any Charter in accordance with the standards set forth in clause (i) above.
(c) Without limiting the generality or effect of any other provision hereof, during the period from (and excluding) the Lockbox Date to the Closing Date, Citadel will not, and will cause the Citadel Entities not to, without the prior written consent of Dispatch (not to be unreasonably withheld, conditioned or delayed), (i) advance funds to vendors to SpinCo (other than for spot voyages and advances to agents for voyages) in excess of  $100,000 individually and $500,000 in aggregate, or (ii) incur or make any commitment with respect to capital expenditures in excess of  $100,000 individually and $500,000 in the aggregate, in each case to the extent that any such advance or incurrence creates a Liability that a member of the SpinCo Group or Dispatch Group would have any obligation for under any provision of this Agreement.
(d) Dispatch acknowledges and agrees that (i) nothing contained in this Agreement is intended to give (and does not give) it, directly or indirectly, the right to control or direct the operations of Citadel prior to the Closing and (ii) prior to the Closing, Citadel will, consistent with the terms and conditions of this Agreement, control the operations of the SpinCo Business and the SpinCo Group.
7.02 Conduct of Business by the Dispatch Parties. (a) Except as expressly provided by this Agreement or any Transitional Agreement, as set forth in Section 7.02 of the Dispatch Disclosure Letter or as expressly consented to in writing by Citadel (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Dispatch Parties will use their respective Commercially Reasonable Efforts to, (i) conduct the Dispatch Business in the Ordinary Course in all material respects, (ii) preserve the Dispatch Assets, and (iii) maintain the goodwill and reputation of the Dispatch Business in all material respects.
(b) Without limiting the generality of Section 7.02(a), and except as otherwise expressly provided in this Agreement, as set forth in Section 7.02 of the Dispatch Disclosure Letter or as expressly consented to in writing by Citadel (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Dispatch will not, nor will Dispatch permit any of its Subsidiaries to:

(i) other than in accordance with Section 7.11(f), sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any Dispatch Vessel (other than entering into a Charter for a term of 12 months or less in the Ordinary Course) or (y) (other than in the Ordinary Course) any other Asset;
(ii) (A) issue, sell or approve the transfer or disposal of any Dispatch Equity Interests or (B) reclassify, redeem, repurchase or acquire (directly or indirectly) any Dispatch Equity Interests, as applicable, to the extent that such issuance, sale, approval, reclassification, redemption, repurchase or acquisition would reasonably be expected to make it materially more difficult to obtain all Governmental Approvals necessary for the consummation of the Transactions or to avoid the entry of (or the commencement of litigation seeking the entry of) or to effect the dissolution of any injunction, temporary restraining order or other order that would materially delay or prevent the completion of the Transactions, or would otherwise reasonably be expected to materially delay the consummation of the Transactions;
(iii) (A) make a material change in the accounting or Tax reporting principles, methods or policies, except as required by a change in GAAP, (B) make, change or revoke any material Tax election or method of accounting on which Tax reporting is based, (C) settle or compromise any material Tax claim or Liability, or enter into any material Tax closing agreement, or (D) amend any Tax Return;
(iv) other than in the Ordinary Course, amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely) (other than in connection with a default of the counterparty), grant any waiver under or give any consent, in each case, in any material respect, with respect to any of the Dispatch Material Contracts or enter into or assume any Contract that if in effect on the date hereof would be a Dispatch Material Contract;
(v) enter into any settlement or offer or propose to enter into any settlement or otherwise compromise or waive any material claims or rights of the Dispatch Business, in each case that would materially and adversely affect the Dispatch Business or any member of the Dispatch Group or limit the ability of Dispatch to conduct the Dispatch Business following the Closing in any geographic area or in any other material respect;
(vi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any member of the Dispatch Group, as applicable (other than in connection with the liquidation of Dispatch contemplated by Section 3.07(a));
(vii) make or declare any Distributions to any partner or holder of Equity Interest or enter into any Contract with any partner or Affiliate (excluding compensation or benefits to management partners) or manage Cash and working capital levels other than in accordance with past practice; or
(viii) enter into any Contract to purchase or have constructed any vessel, directly or indirectly pursuant to a merger, consolidation, joint venture or other transaction.
(c) Citadel acknowledges and agrees that (i) nothing contained in this Agreement is intended to give (and does not give) it, directly or indirectly, the right to control or direct the operations of Dispatch prior to the Closing and (ii) prior to the Closing, Dispatch will, consistent with the terms and conditions of this Agreement, control the operations of the Dispatch Business and the Dispatch Group.
7.03 Further Assurances; Efforts To Obtain Consents; Antitrust Clearance. (a) Generally. In addition to the actions specifically provided for elsewhere in this Agreement or in any Transitional Agreement, each of the Parties will cooperate with each other and use (and will cause or procure their respective Subsidiaries, Affiliates, shareholders or equity owners, as required, to use) their reasonable best efforts, prior to, at and after the Closing Date, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the Transactions and the transactions contemplated by the Transitional Agreements as promptly as practicable, including, if applicable, forming legal entities, opening bank accounts and seeking or reaffirming any consents, approvals or waivers previously granted; provided, however, that (i) with respect to the matters that are the subject of Section 1.08, such matters will be governed by that Section instead of this Section 7.03(a) following the Closing and (ii) except as otherwise provided in Section 7.03(b) and (c), neither Citadel nor Dispatch will be required to make any non-de minimis payments, incur any non-de minimis Liability or offer or grant any non-de minimis accommodation (financial or otherwise) to any Third Party in connection with obtaining any Consent or Governmental Approval.
(b) Requisite Antitrust Filings. Dispatch and Citadel have determined the jurisdictions (the “Identified Jurisdictions”), if any, where in their reasonable opinion, based on the advice of appropriately qualified outside counsel, a failure to make a filing or notification of the Transactions under the applicable Antitrust Laws or to consummate the Transactions without having obtained the Governmental Approvals required under the applicable Antitrust Laws would be reasonably likely to expose any of the Parties to a risk of financial penalties or other sanctions (including post-Closing sanctions or remedies such as the unwinding of the Transactions). The Identified Jurisdictions are listed in Exhibit M. Citadel and Dispatch will as soon as practicable submit the notifications or filings required under the Antitrust Laws in the Identified Jurisdictions and file any additional information reasonably requested by any Governmental Authority in connection with any Antitrust Law.
(c) Efforts To Obtain Antitrust Approvals. (i) Citadel and Dispatch will each use reasonable best efforts to obtain, as soon as practicable, the Governmental Approvals required by any Antitrust Law in the Identified Jurisdictions or the termination of any waiting periods thereunder (the “Antitrust Approvals”), if any, that may be or become necessary for the performance of its obligations under this Agreement, the Transitional Agreements and the consummation of the Transactions and the transactions contemplated by the Transitional Agreements and will cooperate fully with each other in promptly seeking to obtain such Antitrust Approvals or terminate any waiting period under any Antitrust Law in the Identified Jurisdictions, all such actions to be effective prior to the Closing. Citadel and Dispatch will cooperate in connection with the antitrust defense of the Transactions in any investigation or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Transactions or notifications or filings under applicable Antitrust Laws. Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Authority, each of Dispatch and Citadel agrees with respect to obtaining any Antitrust Approval or terminating any waiting period under any Antitrust Law in the Identified Jurisdictions to (A) cooperate and consult with each other, (B) furnish, or cause or procure their respective Subsidiaries, Affiliates, shareholders or equity owners, as applicable, to furnish, to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (C) keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such Party from, or given by such Party to, any Third Party or any Governmental Authority with respect to such transactions, (D) permit the other Party to review and consider in good faith the other party’s reasonable comments in any notification or filing to be submitted to, or any communication to be given by it to, any Governmental Authority with respect to obtaining the necessary Antitrust Approvals or terminating the relevant waiting periods, (E) provide prompt notice to the other Party of any meeting or substantive discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions, and (F) not participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it gives the other Party the opportunity to attend, participate and observe; provided that Dispatch and Citadel will not be required to provide the other with information to the extent that it is commercially sensitive; provided, further, that such commercially sensitive information will be made available only to outside legal counsel of the recipient Party.
(ii) Subject to the last sentence of this clause (ii) and to Section 7.03(c)(iii), in furtherance and not in limitation of the covenants contained in Section 7.03(c)(i) or any other provision of this Agreement, the Parties will offer to take (and if such offer is accepted, commit to take) all necessary steps to eliminate impediments under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions so as to permit such Transactions to be consummated as promptly as practicable and to prevent a prohibition decision or the entry of any Order (or if such Order is so entered, to eliminate such Order or otherwise cause it to be satisfied or cease to be a restraint on such Transactions) sought by any Governmental Authority or private Person under any Antitrust Law that would result in the failure of any condition to the obligations of the Parties to consummate the Transactions to be satisfied; provided that no Party will be required to sell, divest or dispose of any directly or indirectly owned Assets or businesses or to commit to take any such action, or to take any action that would impair its businesses and operations, giving effect to the Transactions. Notwithstanding the foregoing, (1) in no case will a Party be required pursuant to this clause (ii) or clause (iii) to offer or commit to take any step that is not conditioned upon the occurrence of the Closing and (2) nothing in this clause (ii) will be deemed to require a Party to take any action which it determines in good faith will materially impair the benefits of the Transactions to its equity owners.
(iii) Notwithstanding any other provision of this Agreement (but subject to compliance with their respective obligations to use reasonable best efforts to obtain the Antitrust Approvals or the termination of any waiting periods under the Antitrust Laws of an Identified Jurisdiction as soon as practicable pursuant to Section 7.03(c)(i)), Citadel and Dispatch will jointly determine the strategy and process by which the Parties will seek, and will jointly determine which steps to take in obtaining, the Antitrust Approvals (including, subject to Section 7.03(c)(ii), the offering of any remedies that may be required in order to obtain an Antitrust Approval), and Dispatch will take the lead in all joint meetings and communications with any Governmental Authority.
7.04 Public Announcements. The press release(s) announcing the execution and delivery of this Agreement and the Transactions will be substantially in the form(s) of Exhibit F (the “Transaction Announcement”). The Parties further agree that the Citadel investor presentation to be made in connection with the announcement of the Transactions will be in substantially the form previously agreed to by Dispatch and Citadel and that both the initial press release and the investor presentation concerning the Transactions will be furnished or filed by Citadel under cover of Form 6-K promptly after the execution of this Agreement. From the date hereof through the Closing, and without limiting the effect of Section 7.12, neither Dispatch nor Citadel will publish any press releases or deliberately make other public statements (including to securities analysts) that contradicts the Transaction Announcement with respect to this Agreement, the Transitional Agreements and the Transactions (or the portion thereof relating to this Agreement, the Transitional Agreements and the Transactions), except as such Party determines in good faith is required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange after consultation with counsel (in which case, such Party will consult with the other Party to the extent reasonably practicable under the circumstances prior to making such disclosure and will only disclose that information that is required by Law based upon advice of counsel), without the prior approval of the other Party, such approval not to be unreasonably withheld, conditioned or delayed.
7.05 Notification of Certain Matters. Each of Dispatch and Citadel will give prompt written notice to the other of  (a) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions and (b) any Action commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Affiliates that relate to the consummation of the Transactions.
7.06 Financial Statements. (a) As soon as reasonably practicable and using Commercially Reasonable Efforts to deliver within ten Business Days of the date hereof, Citadel will provide Dispatch with the audited carve-out financial statements of the SpinCo Business, including balance sheets as of December 31, 2017 and 2016 and income and cash flow statements for the fiscal years ended December 31, 2017, 2016 and 2015, together with the notes thereto, accompanied by unqualified opinions of the independent accountants (the “Audited SpinCo Financial Statements”).
(b) As soon as reasonably practicable and using Commercially Reasonable Efforts to deliver within the later of ten Business Days of the date hereof and twenty Business Days of the end of the relevant quarter, Citadel will provide Dispatch with carve-out unaudited condensed financial statements of the SpinCo Business for the interim period required to be presented in the Form 10 pursuant to Regulation S-X (the “Unaudited SpinCo Financial Statements” and, together with the Audited SpinCo Financial statements, the “SpinCo Financial Statements”).

(c) As soon as reasonably practicable and using Commercially Reasonable Efforts to deliver within ten Business Days of the date hereof, Dispatch will provide Citadel with consolidated audited financial statements of the Dispatch Business, including balance sheets as of March 31, 2018 and March 31, 2017 and income and cash flow statements for the fiscal years ended March 31, 2018, 2017 and 2016, together with the notes thereto, accompanied by unqualified opinions of the independent accountants for inclusion in the Form 10.
(d) As soon as reasonably practicable and using Commercially Reasonable Efforts to deliver within the later of ten Business Days of the date hereof and twenty Business Days of the end of the relevant quarter, Dispatch will provide Citadel with consolidated unaudited condensed financial statements of the Dispatch Business for the interim period required to be presented in the Form 10 pursuant to Regulation S-X.
7.07 Access. From the date hereof to the Closing, to the extent permitted by Law, Citadel will allow all designated Representatives of Dispatch access to the extent reasonably practicable upon reasonable notice to the books, records, files, correspondence, audits and properties pertaining to the SpinCo Business and SpinCo’s affairs including as to matters that might arise outside the Ordinary Course of the SpinCo Business, and Dispatch will allow all designated Representatives of Citadel access to the extent reasonably practicable upon reasonable notice to the books, records, files, correspondence, audits and properties pertaining to the Dispatch Business and Dispatch’s affairs including as to matters that might arise outside the Ordinary Course of the Dispatch Business; provided, however, that (a) no investigation pursuant to this Section 7.07 will affect any representation or warranty given by any Party hereunder or any closing condition, indemnity obligation or other provision and (b) notwithstanding the provision of information or investigation by any Party, no Party will be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) no Party will be required to provide any information which it determines in good faith it may not provide to the other Party by reason of applicable Law (including any information in confidential personnel files), or which such Party determines in good faith constitutes information protected by attorney-client or other similar privilege; provided, however, that if any information is so prohibited to be provided, the applicable Party will use Commercially Reasonable Efforts to take those actions reasonably necessary so that such Party is able to provide such information to the other Party as promptly as possible. Each of Dispatch and Citadel agrees that it will not, and will cause its respective Representatives not to, use any information obtained pursuant to this Section 7.07 for any purpose unrelated to this Agreement and the Transitional Agreements. All information provided by a Party to the other Party hereunder will be kept confidential to the same extent as would be applicable if the Confidentiality Agreement were in effect.
7.08 Preparation of SpinCo SEC Filings. (a) As soon as reasonably practicable following the date of this Agreement and after the financial statements referenced in Section 7.06 have become available, Dispatch and Citadel will jointly prepare, and (i) SpinCo will file with the Commission the Form 10 to register the shares of SpinCo Common Stock under the Exchange Act and (ii) the Parties will file such other appropriate documents as may be applicable (such filings under clauses (i) and (ii) collectively, the “SpinCo SEC Filings”). Each of Dispatch, SpinCo and Citadel will use their reasonable best efforts to have the SpinCo SEC Filings cleared or declared effective, as applicable, under the Exchange Act or Securities Act, as applicable, as promptly as practicable after such filing (including by responding to comments by the Commission). Each of Dispatch, SpinCo and Citadel will also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities Laws in connection with the Transactions.
(b) Dispatch will furnish all information concerning Dispatch, and SpinCo and Citadel will furnish all information concerning Citadel and SpinCo, in each case as may be reasonably requested in connection with any such action and the preparation, filing and distribution of each of the SpinCo SEC Filings. Each of Dispatch, SpinCo and Citadel will otherwise promptly cooperate as the other Party may reasonably request in connection with the preparation and filing of each of the SpinCo SEC Filings, including assistance with the preparation of the pro forma financial information as necessary. No filing of, or amendment or supplement to the Form 10 will be made by a Party without providing the other Parties a reasonable opportunity to review and comment thereon. If at any time prior to the Spin-Off Effective Time any information relating to Dispatch, SpinCo or Citadel or any of their respective Affiliates, officers or directors should be discovered by Dispatch, SpinCo or Citadel which should be set forth in an amendment or supplement to the Form 10, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information will promptly notify the other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the Commission and, to the extent required by Law, disseminated to the applicable stockholders. The Parties will notify each other promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to any of the SpinCo SEC Filings or for additional information and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the Commission or its staff, on the other hand, with respect thereto and will respond as promptly as practicable to any such comments or requests.
7.09 No Solicitation. (a) Each of Citadel and Dispatch will, and will cause its Representatives to, cease immediately any discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a merger, consolidation or other transaction that would reasonably be expected to prevent or materially delay the Transactions (a “Competing Transaction”). No Party will authorize or permit any of its Subsidiaries to, nor will it authorize or permit any of its of its Subsidiaries’ Representatives to (and will instruct such Representatives not to), directly or indirectly (i) solicit, initiate or encourage the submission of any Competing Transaction or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Competing Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the two preceding sentences by any Representative or Affiliate of a Party or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Party or any of its Subsidiaries or otherwise, will be deemed to be a breach of this Section 7.09 by the Party.
(b) Each Party will, as promptly as reasonably practicable (and in any case within 24 hours), advise the others orally and in writing of any proposal for a Competing Transaction or any inquiry with respect to or that would reasonably be expected to lead to any Competing Transaction, and the identity of the Person making any such Competing Transaction proposal or inquiry and the material terms of any such Competing Transaction proposal or inquiry, and will (i) keep the other Parties reasonably informed of the status including any change to the material terms of any such proposal or inquiry and (ii) provide to the other Parties as promptly as reasonably practicable (and in any case within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Party from any Third Party in connection with any Competing Transaction proposal or sent or provided by the Party to any Third Party in connection with any Competing Transaction proposal.
7.10 NYSE Listing. SpinCo will use its reasonable best efforts to cause the shares of SpinCo Common Stock that will be distributed in the Spin-Off and issued in the Mergers to be listed on the NYSE as of the Spin-Off Effective Time, subject to official notice of distribution or issuance, as applicable; provided, however, that each Party will consider in good faith any alternative listing venue proposed by another Party in good faith. Any listing costs will be paid by SpinCo.
7.11 Capital Transactions. (a) In connection with the FinCo Financing, Dispatch will, and will cause its Subsidiaries to:
(i) use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the FinCo Financing on the terms and conditions described in the Commitment Letters, including to negotiate, execute and deliver the Credit Documents with the terms contemplated by the Commitment Letters;
(ii) use reasonable best efforts to (A) maintain the effectiveness of the Commitment Letters and any commitments for Alternative Financing until the Transactions are consummated, (B) satisfy on a timely basis all conditions precedent to be satisfied by Dispatch or the Borrower in the Commitment Letters and the Credit Documents and (C) assist SpinCo in satisfying on a timely basis all conditions precedent to be satisfied by SpinCo or any SpinCo Subsidiary in the Commitment Letters and the Credit Documents;

(iii) provided that all conditions to Closing (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions) have been satisfied or waived in accordance with this Agreement, causing the Borrower to incur Indebtedness under the Credit Documents in an aggregate amount equal to at least the sum of  (A) $309.0 million plus (B) the Citadel Transaction Expenses, and to turn over the proceeds of such Indebtedness to or at the direction of Citadel;
(iv) notify Citadel in writing (A) if to the Knowledge of Dispatch, there exists any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Commitment Letters or (B) if, for any reason, including the application of the LTV Ratchet, Dispatch believes in good faith that the Borrower will not be able to obtain an amount of FinCo Financing at least equal to the Required Amount;
(v) if any portion of the FinCo Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in the Commitment Letters (including after taking into account and exercising any “flex” terms), use its reasonable best efforts to arrange for FinCo to obtain alternative financing including from alternative sources (the “Alternative Financing”), on terms and conditions (A) that are substantially similar in all material respects to the terms of the Commitment Letter, (B) that are not subject to any conditions to funding the FinCo Financing other than those contained in the Commitment Letters, (C) that do not affect the Intended Tax Treatment, including the treatment of the FinCo Financing (or any Alternative Financing) and the Credit Facilities as one or more obligations of SpinCo for U.S. federal income tax purposes, (D) that do not contain any additional terms that would reasonably be expected to prevent, impede or delay the consummation of the Transactions, and (E) in an amount sufficient to consummate the Transactions as promptly as practicable following the existence of such an event;
(vi) not consent to any (A) early termination of the Commitment Letters, or (B) amendment or modification to, or any waiver of any provision under, the Commitment Letters or the Credit Documents if such amendment, modification or waiver (i) decreases the aggregate amount of the FinCo Financing or (ii) imposes new or additional conditions or otherwise expands or amends any of the conditions to the receipt of the FinCo Financing in a manner that would reasonably be expected to (A) prevent any of the Transactions from occurring, (B) make the funding of the FinCo Financing materially less likely to occur ,or (C) adversely impact the ability of Dispatch to enforce its rights against other parties to the Commitment Letters or the Credit Documents, or impair, delay or prevent the funding of the FinCo Financing at or prior to the Restructuring, in each case without the prior consent of Citadel, other than (1) a waiver of any closing conditions by lender(s) or their agents or (2) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letters as of the date of this Agreement; and
(vii) furnish to Citadel a copy of the Credit Documents when in agreed form and any amendment, modification, waiver or consent of or relating to the Commitment Letters promptly upon execution thereof.
(b) Citadel Obligations. In connection with the FinCo Financing, prior to the Closing Date, Citadel will, and will cause its Subsidiaries (including SpinCo) and any of their respective personnel (including legal and accounting representatives to, use its Commercially Reasonable Efforts to provide to Dispatch or SpinCo customary cooperation reasonably requested by Dispatch or SpinCo in connection with the arrangement of the FinCo Financing, including:
(i) providing such information regarding the SpinCo Business that is reasonably requested by the Debt Financing Sources for inclusion in customary materials for rating agency presentations, lender presentations, bank information memoranda and similar documents, provided that the only financial statements that will be required to be provided hereby are the financial statements described in Section 7.06;
(ii) permitting the Debt Financing Sources and their representatives reasonable access to the SpinCo Business, the SpinCo SPVs, the SpinCo Vessels and the businesses of Citadel and its Subsidiaries, for the purpose of evaluating the SpinCo Vessels and the SpinCo Business; and

(iii) delivering such documentation and other information reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act (as may be amended from time to time).
(c) Logos. Dispatch and Citadel each consents to the use of all logos associated with its business in connection with obtaining the Credit Facilities; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Citadel, Dispatch or any of their Subsidiaries.
(d) Indemnity Relating to FinCo Financing. SpinCo will indemnify and hold harmless Citadel and its Subsidiaries and their Representatives from and against all Liabilities and Losses suffered or incurred by them in connection with the arrangement of the FinCo Financing (including, for the avoidance of doubt, any Alternative Financing) and the performance of their respective obligations under Section 7.11(c) and any information utilized in connection therewith (other than to the extent arising from the fraud, gross negligence, willful misconduct or bad faith of Citadel or its Subsidiaries or any of their Representatives).
(e) Dispatch Cash Contribution. Without prejudice to the obligations of Dispatch set forth in this Section 7.11, if:
(i) any portion of the full amount of FinCo Financing (or Alternative Financing) becomes, or would reasonably be expected to become, unavailable as a result of the LTV Ratchet and such portion is necessary to fund the Required Amount (such portion, the “Financing Shortfall”); or
(ii) Citadel notifies Dispatch that Citadel has determined in good faith that there will be a Financing Shortfall at Closing and Cash on hand available to Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo will be insufficient to remediate such Financing Shortfall,
Dispatch will cause Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo and their Subsidiaries to, and Dispatch Crude HoldCo, Dispatch MR HoldCo and Dispatch ManagementCo will, use their reasonable best efforts, including by disposing of one or more Dispatch Vessels or liquidating any other assets, in each case expeditiously, to procure Cash in an amount necessary to remediate any such Financing Shortfall.
(f) Citadel Refinancing; Redemption of Citadel Class B Units.
(i) Citadel will use its Commercially Reasonable Efforts to obtain the Citadel Refinancing.
(ii) Citadel will use its Commercially Reasonable Efforts to maintain the effectiveness of the Citadel Class B Unitholder Consent until the Transactions are consummated.
7.12 Agreement for Exchange of Information. (a) Generally. (i) Except as otherwise prohibited by applicable Law, each Party, on behalf of its respective Group, will provide, or cause to be provided, to the other Party’s Group, at any time after the Closing Date and until the sixth anniversary of the Closing Date, as soon as reasonably practicable after written request therefor, any Shared Information in its possession or under its control. Each of Dispatch and Citadel agree to make their respective personnel available during regular business hours to discuss the Information exchanged pursuant to this Section 7.12.
(ii) Each Party will provide to the other such Information as the other may from time to time reasonably request in order to prepare its financial statements and satisfy its public reporting obligations.
(iii) Prior to the Closing, each Party will take measures that it determines in good faith to be appropriate to ensure that any competitively sensitive Shared Information from one Party is not disclosed to the other Party’s personnel involved in a competing business.
(b) Ownership of Information. Any Information owned by a Party that is provided to the other Party pursuant to this Section 7.12 remains the property of the Party that owned and provided such Information. Each Party will, and will cause members of their respective Groups to, remove and destroy any hard drives or other electronic data storage devices from any computer or server that is reasonably likely to contain Information that is protected by this Section 7.12 and that is transferred or sold to a Third Party or otherwise disposed of in accordance with Section 7.12(c), unless required by Law or bona fide document retention policies to retain such materials.

(c) Record Retention. Each Party agrees to use its Commercially Reasonable Efforts to retain all Information that relates to the operations of SpinCo and the SpinCo Business in its respective possession or control at the Closing Date in accordance with their respective then-existing document retention policies, as such policies may be amended from time to time.
(d) Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 7.12 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in this Agreement and any Transitional Agreement.
(e) Production of Witnesses; Records; Cooperation. (i) After the Closing Date, except in the case of any Action by one Party or its Affiliates against another Party or its Affiliates, each Party will use its Commercially Reasonable Efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents are reasonably requested in connection with any Action in which the requesting Party may from time to time be involved and provided that the requesting Party advance and assume all reasonable out-of-pocket expenses of the other Party.
(ii) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party will use Commercially Reasonable Efforts to make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents are reasonably requested in connection with such defense, settlement or compromise, or the prosecution, evaluation or pursuit thereof, as the case may be and provided that the Indemnifying Party advances and assumes all reasonable out-of-pocket expenses of the other Party or such Person.
(iii) The obligation of the Parties to provide witnesses pursuant to this Section 7.12 is intended to be interpreted in a manner so as to facilitate cooperation and will include the obligation to provide as witnesses managers and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict.
(f) Restrictions. Except as expressly provided in this Agreement or any Transitional Agreement, no Party or member of such Party’s Group grants or confers rights of license in any Information owned by any member of such Party’s Group to any member of the other Party’s Group hereunder.
7.13 Insurance Matters. (a) Dispatch and Citadel will reasonably cooperate to ensure that, as at the Spin-Off Effective Time, SpinCo has in effect all insurance programs and policies required to comply with SpinCo’s contractual obligations, including pursuant to the FinCo Financing, and such other insurance policies required by applicable Law or as reasonably necessary or appropriate for companies operating a business similar to the SpinCo Business.
(b) SpinCo will use its Commercially Reasonable Efforts to administer all claims with respect to insured events affecting the SpinCo Group occurring prior to the Lockbox Date in accordance with the terms of the insurance programs and policies available to it for such claims in the Ordinary Course. To the extent that such claims are intended to cover Cash expended by the Citadel Group (including the SpinCo Group) prior to the Lockbox Date, Citadel will retain and receive the benefit of any recovery with respect to such claims (and SpinCo will turn over such recovery to Citadel promptly and in any event within five Business Days from the receipt thereof); provided that such recovery will be net of any deductibles and self-insured retention amounts or costs of any retroactive insurance premiums (in each case, to the extent reasonably attributable to such claims on a pro rata basis) or other amounts paid or expenses reasonably incurred by SpinCo in connection with any such claims.
(c) To the extent not included in the SpinCo Prepaid Expenses that are the subject of Section 1.09(d)(ii), SpinCo will turn over all premium refunds and will pay all premium credits issued by any underwriter or insurance company in respect of all premiums paid by or on behalf of the Citadel Group prior to the Lockbox Date to Citadel promptly and in any event within five Business Days from the receipt thereof.
(d) SpinCo does hereby, for itself and each other member of the SpinCo Group, agree that no member of the Citadel Group will have any Liability whatsoever as a result of the insurance policies and practices of Citadel, any member of the Citadel Group, the Citadel GP or the Manager of the SpinCo Vessels as in effect from time to time, including with respect to the level or scope of any insurance, the creditworthiness of any insurance carrier or otherwise.
7.14 Confidentiality. (a) The Parties acknowledge that in connection with the Transactions, the Parties have disclosed to each other Information which the Parties consider proprietary and confidential (“Confidential Information”). For the avoidance of doubt, any information disclosed by or on behalf of the Parties under the Confidentiality Agreement that is subject to the confidentiality obligations contained therein will be, and will be deemed to be, Confidential Information for purposes of this Agreement and will be subject to all of the terms and conditions of this Agreement, including the restrictions on the disclosure of such Confidential Information contained herein. The Parties agree that, after the Closing, Information that constitutes a SpinCo Asset will be Confidential Information of SpinCo and SpinCo will not be subject to this Section 7.14 (except for Section 7.14(c)) with respect to such information, and each of Dispatch and Citadel will be deemed to be the Recipient of such Confidential Information for purposes of Section 7.14(b).
(b) Each Party receiving Confidential Information (the “Recipient”) recognizes and acknowledges:
(i) that Confidential Information of the other Party may be commercially valuable proprietary products of such Party, the design and development of which may have involved the expenditure of substantial amounts of money and the use of skilled development experts over a long period of time and which afford such Party a commercial advantage over its competitors;
(ii) that the loss of this competitive advantage due to unauthorized disclosure or use of Confidential Information of such Party may cause great injury and harm to such Party; and
(iii) that the restrictions imposed upon the Parties under this Section 7.14 are necessary to protect the secrecy of Confidential Information and to prevent the occurrence of such injury and harm. The Parties agree that:
(1) disclosure of Confidential Information will be received and held in confidence by the Recipient and that such Recipient will not, without the prior written consent of the Party from whom such Confidential Information was obtained (the “Disclosing Party”), disclose, divulge or permit any Person to obtain any Confidential Information disclosed by the Disclosing Party (whether or not such Confidential Information is in written or tangible form), other than to Subsidiaries of the Recipient and their employees and agents, in each case, who have a need to know such Confidential Information and who are bound in writing by duties of confidentiality and non-use obligations with respect to such Confidential Information no less protective of the Disclosing Party than those set forth herein;
(2) the Recipient will take such steps as may be reasonably necessary to prevent the disclosure of Confidential Information to others; and
(3) the Recipient will use the Information only in connection with the Transactions to perform its and its Group’s obligations, or to exercise its rights, under this Agreement and the Transitional Agreements.
(c) The covenants set forth above will not extend to any portion of Confidential Information:
(i) which is already known to the Recipient other than any member of Dispatch Group or the Citadel Group with respect to Confidential Information related to the SpinCo Business or any of the SpinCo Entities, or is information generally available to the public;
(ii) which, hereafter, through no act on the part of the Recipient or its Representatives becomes generally available to the public;

(iii) which corresponds in substance to a disclosure furnished to the Recipient by any Third Party having a bona fide right to do so and not having any confidential obligation, direct or indirect, to the Disclosing Party with respect to the same; or
(iv) which is required to be disclosed by Law; provided that the Recipient provides reasonable prior written notice of such required disclosure to the Disclosing Party following the Recipient’s knowledge of such requirement in order to provide the Disclosing Party with an opportunity to prevent or limit such disclosure by seeking a protective order or other appropriate remedy at the sole expense of the Disclosing Party.
7.15 Termination of Dispatch Intercompany Agreements; Settlement of Dispatch Intercompany Accounts. (a) The Dispatch Parties will terminate or cause to be terminated any and all Contracts between or among Dispatch, any Dispatch Designees and any of their respective Affiliates (other than the Dispatch Merger Parties and their respective Subsidiaries), on the one hand, and the Dispatch Merger Parties or any of their Subsidiaries, on the other hand, effective without further action as of immediately prior to the Mergers Effective Time, and in each case without any Losses of any kind to the Dispatch Merger Parties and their respective Subsidiaries. No such Contract will be of any further force or effect after the applicable Mergers Effective Time and all parties thereto will be released from all Liabilities thereunder (subject, in each case, to any surviving provision pursuant to the terms of such Contracts as of the date hereof). Each Dispatch Party will, at the reasonable request of Citadel or SpinCo, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.
(b) The Dispatch Parties will cause all of the intercompany receivables, payables, loans and other accounts, rights and Liabilities between Dispatch, any Dispatch Designees or any of their respective Affiliates (other than the Dispatch Merger Parties and their respective Subsidiaries), on the one hand, and the Dispatch Merger Parties or any of their Subsidiaries, on the other hand, in existence and to the extent accrued as of immediately prior to the Mergers Effective Time (collectively, the “Dispatch Intercompany Accounts”) to be settled without any Losses of any kind to the Dispatch Merger Parties and their respective Subsidiaries such that, as of the applicable Mergers Effective Time, there are no Dispatch Intercompany Accounts outstanding.
7.16 Tax Matters. (a) Tax Treatment. The Parties intend that the Intended Tax Treatment will apply to the Transactions, and will report the Transactions consistent with the Intended Tax Treatment for all applicable Tax purposes, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination. None of Citadel, Dispatch, SpinCo, or any of their Affiliates (or any officers or directors acting on behalf of the aforementioned, or any Person acting with the implicit or explicit permission of any such officers or directors) will take or fail to take any action if such action (or the failure to take such action) would prevent, or be reasonably likely to prevent, any of the Transactions from qualifying for the Intended Tax Treatment. Each of Citadel and SpinCo will promptly notify the other if either (or any member of the Citadel Group or SpinCo Group, as the case may be) learns that a Governmental Authority has challenged or contradicted the Intended Tax Treatment or any other material Tax aspect of the Transactions, and will keep the other reasonably updated with respect to such situation. This Section 7.16(a) will apply in all cases subject to Section 7.16(d), below.
(b) Withholding. Citadel, Dispatch, SpinCo and any of their applicable Affiliates, as the case may be, will be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax laws; provided, however, that to the extent practicable, the relevant payor will notify the relevant payee in writing of any required withholding at least 20 days before the date of the relevant payment and will reasonably cooperate with such payee and its Affiliates in obtaining any available exemption or reduction of, or otherwise minimizing, such withholding; and provided, further, that such payor will provide such payee with receipts (to the extent available) from the relevant Governmental Authority evidencing the payment of such Taxes. To the extent that amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(c) Termination of Tax Sharing Agreements. With effect as of the Closing Date, Citadel will terminate (or cause to be terminated) all Tax sharing, allocation, indemnification and other similar agreements with respect to any SpinCo Group member, excluding customary indemnity provisions included as part of any commercial agreement that is assumed in connection with the Transactions.
(d) Tax Cooperation. Pursuant to this Agreement, each of SpinCo and Citadel will, and will use its Commercially Reasonable Efforts to cause its Affiliates to, cooperate with all reasonable requests from other Parties in connection with the provision of Tax-relevant information (including information regarding the ownership of Citadel or SpinCo, for purposes of Section 883 of the Code or otherwise), the preparation and filing of Tax Returns and requests for Refunds, the resolution of Tax Contests, the mitigation or reduction of applicable Taxes, and any other Tax matters covered herein, in each case in respect of a period or portion thereof ending on or prior to the Closing Date; provided, however, that the Party making such request shall bear any costs or Liabilities, including the fees and expenses of legal counsel, accountants, consultants or advisors of the Party requested to provide such cooperation and its Affiliates, incurred in connection with such cooperation pursuant to this Section 7.16(d).
(e) Structure of Transactions. Notwithstanding anything herein to the contrary, Citadel and SpinCo will, if requested by Dispatch, reasonably cooperate in the implementation of any suggested changes to the structure of the Transactions, including changing the directions, formats, surviving entities, and/or tax treatment of the Mergers, and otherwise cooperate with Dispatch with respect to any other reasonable changes (including to reduce or eliminate any Tax issue affecting SpinCo under Section 883 of the Code, to minimize or eliminate Taxes or reporting or filing burdens for Dispatch investors, or to otherwise minimize Transfer Taxes) regarding the structure of the Transactions (including entering into appropriate amendments to this Agreement); provided, however, that (a) any changes permitted by this Section 7.16(e) may not (i) have any adverse impact on the Citadel Group (as compared with the Transactions as originally structured, and taking into account any indemnity or offer thereof by SpinCo, Dispatch or any of their Affiliates), (ii) adversely change the Tax consequences of the Spin-Off for Citadel shareholders, or (iii) materially impede or delay the consummation of the Transactions; and (b) Dispatch will fully indemnify Citadel and SpinCo for any costs or Liabilities incurred in connection with such cooperation pursuant to this Section 7.16(e) that would not have been incurred had the Parties effected the Transactions as originally structured.
VIII.   CONDITIONS
8.01 Joint Conditions. The obligations of the Parties to effect the Restructuring, the Spin-Off and the Mergers are subject to the satisfaction or waiver of the following conditions:
(a) no preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Transactions and no Governmental Authority shall have instituted any Action (which remains pending at what would otherwise be the Closing Date) before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Transactions;
(b) all applicable waiting periods (and any extensions thereof) under applicable Antitrust Laws in the Identified Jurisdictions, if any, shall have expired or otherwise been terminated and all applicable pre-closing Governmental Approvals in the Identified Jurisdictions, if any, shall have been obtained;
(c) the shares of SpinCo Common Stock to be distributed in the Spin-Off and to be issued in the Mergers shall have been authorized for listing on the NYSE or Nasdaq (if applicable), subject to notice of official distribution or issuance (as applicable);
(d) the Form 10 shall have become effective in accordance with the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order;
(e) aggregate net proceeds available under the Credit Facilities (or an Alternative Financing), combined with additional Cash to be contributed by Dispatch, if any, in accordance with Section 7.11 shall be equal to at least the sum of  (i) $309 million plus (ii) the Citadel Transaction Expenses;
(f) subject to Section 7.11(f), the Citadel Refinancing shall be approved by the relevant lenders and effective on terms and conditions reasonably satisfactory to Citadel;

(g) all of the outstanding Citadel Class B Units shall have been redeemed, repurchased or retired; and
(h) the Share Number shall have been finally determined in accordance with Exhibit D.
8.02 Conditions to the Obligation of Dispatch. The obligations of the Dispatch Parties to effect the Mergers are subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Dispatch and may be waived by Dispatch unless otherwise provided in this Agreement):
(a) all covenants of the Citadel Parties under this Agreement and the Transitional Agreements to be performed on or before the Closing shall have been duly performed by the Citadel Parties in all material respects;
(b) (i) the representations and warranties of Citadel in this Agreement (other than Sections 6.01, 6.02, 6.04 and 6.06) (which for purposes of this paragraph will be read as though none of them contained any materiality or SpinCo Business Material Adverse Effect qualifications) shall be true and correct in all respects as of the Closing with the same effect as if made at and as of the Closing (except that any representation and warranty in any Section that is made as of a specified date shall be true and correct in all respects as of the specified date), except where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a SpinCo Business Material Adverse Effect and (ii) the representations and warranties of Citadel in Sections 6.01, 6.02, 6.04 and 6.06 shall be true and correct in all but de minimis respects;
(c) Since the date of this Agreement there shall not have occurred any event, occurrence, development or state or circumstance or fact, which individually or in the aggregate, has had or is reasonably likely to have a SpinCo Business Material Adverse Effect; and
(d) Dispatch shall have received a certificate of Citadel addressed to Dispatch and dated the Closing Date, signed on behalf of Citadel by an officer of Citadel (on Citadel’s behalf and without personal liability), confirming the matters set forth in Sections 8.02(a), 8.02(b) and 8.02(c).
8.03 Conditions to the Obligation of Citadel. The obligations of the Citadel Parties to effect the Restructuring, the Spin-Off and the Mergers are subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Citadel and may be waived by Citadel unless otherwise provided in this Agreement):
(a) all covenants of the Dispatch Parties under this Agreement and the Transitional Agreements to be performed on or before the Closing Date shall have been duly performed by the Dispatch Parties in all material respects;
(b) (i) the representations and warranties of Dispatch in this Agreement (other than Sections 5.01, 5.02 and 5.11) (which for purposes of this paragraph will be read as though none of them contained any materiality or Dispatch Material Adverse Effect qualifications) shall be true and correct in all respects as of the Closing with the same effect as if made at and as of the Closing (except that any representation and warranty in any Section that is made as of a date other than the date of this Agreement shall be true and correct in all respects as of the specified date), except where the failure of the representations and warranties to be true and correct in all respects would not have in the aggregate a Dispatch Material Adverse Effect and (ii) the representations and warranties of Dispatch in Sections 5.01, 5.02 and 5.11 shall be true and correct in all but de minimis respects;
(c) Since the date of this Agreement there shall not have occurred any event, occurrence, development or state or circumstance or fact, which individually or in the aggregate, has had or is reasonably likely to have a Dispatch Material Adverse Effect;
(d) Dispatch shall have provided to Citadel an interim balance sheet of the Dispatch Business as at 11.59 p.m. on the last day of the month preceding the Closing Date and a statement setting forth, in reasonable detail using the format in the illustrative example attached to the Dispatch Accounting Principles, Dispatch’s calculation of Dispatch Net Working Capital (excluding, for the avoidance of doubt, the current portion of consolidated long-term debt less minority interest therein) (the “Interim Net Working Capital Amount”), together with an officer’s certificate certifying that the Interim Net Working Capital Amount has been compiled and calculated in accordance with the Dispatch Accounting Principles and this Section 8.03(d);

(e) Dispatch shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Dispatch Material Contract identified in Section 8.03(e) of the Dispatch Disclosure Letter;
(f) Citadel shall have received a certificate of Dispatch addressed to Citadel and dated the Closing Date, signed on behalf of Dispatch by an officer of Dispatch (on Dispatch’s behalf and without personal liability), confirming the matters set forth in Sections 8.03(a), 8.03(b) and 8.03(c).
8.04 Additional Conditions to Each Party’s Obligation To Effect the Mergers. The obligations of the Parties to effect the Mergers are subject to the satisfaction or waiver of the following conditions:
(a) the Restructuring shall have been consummated in accordance with and subject to the terms of this Agreement; and
(b) the Spin-Off shall have been consummated in accordance with and subject to the terms of this Agreement.
8.05 Frustration of Conditions. Neither Citadel nor Dispatch may rely on the failure of any condition set forth in Section 8.01, Section 8.02, Section 8.03 or Section 8.04 as the case may be, to be satisfied to excuse it from its obligation to effect the Transactions if such failure was caused by such Party’s breach of its obligations under this Agreement.
IX.   TERMINATION
9.01 Basis for Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date:
(a) by mutual written consent of Dispatch and Citadel;
(b) by either Dispatch or Citadel:
(i) if the Closing does not occur on or prior to March 31, 2019 (the “End Date”), unless the failure of the Closing to occur by such date is due to the failure of the Party seeking to terminate this Agreement to perform or observe in all material respects the covenants of such Party set forth herein; or
(ii) if  (A) there is any Law that makes consummation of the Transactions illegal or otherwise prohibited or (B) any Governmental Authority having competent jurisdiction has issued an Order or taken any other action (which the terminating Party must have complied with its obligations hereunder to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such Order or other action becomes final and non-appealable;
(c) by Dispatch:
(i) if Citadel or SpinCo breaches any of its representations and warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.02 and (B) cannot be or has not been cured within 60 days after the giving of written notice to Citadel of such breach (or, if earlier, the End Date); or
(ii) if any of the conditions set forth in Section 8.01 or Section 8.02 becomes incapable of fulfillment, and has not been waived by Dispatch to the extent waivable;
(d) by Citadel:
(i) if Dispatch or SpinCo breaches any of its representations and warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.03 and (B) cannot be or has not been cured within 60 days after the giving of written notice to Dispatch of such breach (or, if earlier, the End Date);
(ii) if any of the conditions set forth in Section 8.01 or Section 8.03 becomes incapable of fulfillment, and has not been waived by Citadel to the extent waivable; or
(iii) if the Interim Net Working Capital Amount is less than $50.0 million;

provided, however, that the Party seeking termination pursuant to clause (c)(i), (c)(ii), (d)(i) or (d)(ii) is not in material breach of any of its representations, warranties or covenants contained in this Agreement.
9.02 Notice of Termination; Return of Documents; Continuing Confidentiality Obligation. In the event of a termination of this Agreement by Dispatch or Citadel pursuant to this Article IX, written notice thereof will be given to the other Party and the Transactions and the transactions contemplated by the Transitional Agreements will terminate, without further action by any Party. If the Transactions and the transactions contemplated by the Transitional Agreements are terminated as provided herein, (a) Citadel and its Affiliates will return to Dispatch or destroy all documents and copies and other material received from Dispatch and its Subsidiaries and its and their Representatives relating to the Transactions and the transactions contemplated by the Transitional Agreements, whether so obtained before or after the execution hereof, (b) the Dispatch Parties will return to Citadel or destroy all documents and copies and other material received from Citadel and its Subsidiaries and its and their Representatives relating to the Transactions and the transactions contemplated by the Transitional Agreements, whether so obtained before or after the execution hereof and (c) notwithstanding anything herein to the contrary, the Confidentiality Agreement will be deemed to be reinstated and will be deemed to apply as if it had not originally been terminated pursuant to Section 11.03.
9.03 Effect of Termination. If this Agreement is duly terminated and the Transactions are abandoned as described in this Article IX, this Agreement will become void and of no further force and effect, except for the provisions of Section 7.04 relating to publicity, Section 9.02, this Section 9.03, Articles XI and XII containing general provisions and definitions, respectively, except that nothing in this Article IX will be deemed to release any Party from any Liability for any Deliberate Breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement that specifically survive such termination as set forth in the immediately preceding sentence.
X.   MUTUAL RELEASES; SURVIVAL; INDEMNIFICATION
10.01 Release of Claims. (a) SpinCo Release of Citadel. Except (i) as provided in Sections 10.01(c) and 10.01(d), (ii) as may be otherwise expressly provided in this Agreement or any other Transitional Agreement and (iii) for any matter for which any member of the SpinCo Group is entitled to indemnification or contribution pursuant to this Article X, effective as of the Spin-Off Effective Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Spin-Off Effective Time have been shareholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) Citadel and the members of the Citadel Group, the Citadel GP, the Manager of the SpinCo Vessels and their respective successors and assigns, (ii) all Persons who at any time prior to the Spin-Off Effective Time have been shareholders, directors, officers, agents or employees of any member of the Citadel Group, the Citadel GP or the Manager of the SpinCo Vessels (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Spin-Off Effective Time are or have been shareholders, directors, officers, agents or employees of an SPV and who are not, as of immediately following the Spin-Off Effective Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all SpinCo Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Restructuring, the Spin-Off and the Mergers, and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Spin-Off Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Spin-Off Effective Time), in each case to the extent relating to, arising out of or resulting from the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.
(b) Citadel Release of SpinCo. Except (i) as provided in Sections 10.01(c) and 10.01(d), (ii) as may be otherwise expressly provided in this Agreement or any other Transitional Agreement and (iii) for any matter for which any member of the Citadel Group is entitled to indemnification or contribution pursuant to this Article X, effective as of the Spin-Off Effective Time, Citadel does hereby, for itself and each other member of the Citadel Group and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Spin-Off Effective Time have been shareholders, directors, trustees, officers, agents or employees of any member of the Citadel Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo and the members of the SpinCo Group and their respective successors and assigns, from (A) all Excluded Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Restructuring, the Spin-Off and the Mergers and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Spin-Off Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Spin-Off Effective Time), in each case to the extent relating to, arising out of or resulting from the Citadel Business, the Excluded Assets or the Excluded Liabilities.
(c) Dispatch Release of SpinCo. Except as may be otherwise expressly provided in this Agreement or any other Transitional Agreement, any rights and Liabilities incidental to the Merger Consideration or shares of SpinCo Common Stock issuable upon the conversion thereof and commercial arrangements in the Ordinary Course, effective as of the Mergers Effective Time, Dispatch does hereby, for itself and each Dispatch Designee and their respective successors and assigns, and, to the extent permitted by Law, remise, release and forever discharge SpinCo and the members of the SpinCo Group and their respective successors and assigns, from all Liabilities, whether or not arising from or in connection with the Transactions and whether or not arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Mergers Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Mergers Effective Time).
(d) Obligations Not Affected. (i) Nothing contained in Sections 10.01(a) or 10.01(b) will impair any right of any Person to enforce this Agreement, any Transitional Agreement or any Contracts that are specified in Section 1.08 or the applicable Schedules thereto as not to terminate as of the Spin-Off Effective Time, in each case in accordance with its terms.
(ii) Nothing contained in Sections 10.01(a) or 10.01(b) will release any Person from: (i) any Liability provided in or resulting from any agreement among any members of the Citadel Group or the SpinCo Group that is specified in Section 1.08(a) of the Citadel Disclosure Letter as not to terminate as of the Spin-Off Effective Time; (ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Transitional Agreement; (iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Spin-Off Effective Time; (iv) any Liability that the parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, any Transitional Agreement or otherwise for claims brought against the Parties by Third Parties, which Liability will be governed by the provisions of this Article X and, if applicable, the appropriate provisions of the Transitional Agreements; or (v) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 10.01.
(iii) Nothing contained in Sections 10.01(a) will release any member of the SpinCo Group from honoring existing obligations to indemnify any director, officer or employee of SpinCo who was a director, officer or employee of any member of the Citadel Group on or prior to the Spin-Off Effective Time to the extent that such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to such existing obligations; it being understood that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo will indemnify Citadel for such Liability (including Citadel’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article X.
(e) No Claims. (i) SpinCo will not make, and will not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Citadel or any member of the Citadel Group, or any other Person released pursuant to Section 10.01(a), with respect to any Liabilities released pursuant to Section 10.01(a).

(ii) Citadel will not make, and will not permit any other member of the Citadel Group and Dispatch (acting on its behalf and on behalf of the Dispatch Designees) will not make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 10.01(b) or Section 10.01(c), with respect to any Liabilities released pursuant to Section 10.01(b) or Section 10.01(c), as applicable.
(f) Execution of Further Releases. At any time at or after the Spin-Off Effective Time, at the request of SpinCo or Citadel, as applicable, the other Party will cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 10.01.
10.02 Indemnification by Citadel. (a) Without limiting or otherwise affecting the indemnity provisions of any Transitional Agreement, but subject to the limitations set forth in this Article X, from and after the Closing Date, Citadel will indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the SpinCo Indemnitees from and against any and all Losses that result from or arise out of, whether prior to or following the Closing, any of the following items (without duplication):
(i) any Excluded Liability, including the failure of Citadel or any other member of the Citadel Group or any other Person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such Liability; and
(ii) any breach by Citadel or any other member of the Citadel Group of any covenant to be performed by such Persons pursuant to Article I or any Transitional Agreement subsequent to the Spin-Off Effective Time.
10.03 Indemnification by SpinCo. Without limiting or otherwise affecting the indemnity provisions of any Transitional Agreement but subject to the limitations set forth in this Article X, from and after the Closing, SpinCo will, and will cause each other member of the SpinCo Group to, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Citadel Indemnitees from and against any and all Losses that result from, relate to or arise out of, whether prior to or following the Closing, any of the following items (without duplication):
(a) any SpinCo Liability, including the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such Liability;
(b) any breach by SpinCo or any other member of the SpinCo Group of any covenant to be performed by such Persons pursuant to Article I or any Transitional Agreement subsequent to the Spin-Off Effective Time; and
(c) any Transfer Taxes.
10.04 Calculation and Other Provisions Relating to Indemnity Payments. (a) Insurance. The amount of any Loss for which indemnification is provided under this Article X will be net of any amounts actually recovered by the Indemnitee or its Affiliates under third-party, non-captive insurance policies with respect to such Loss (less the cost to collect the proceeds of such insurance). If any Loss resulting in indemnification under Sections 10.02 or 10.03 relates to a claim by an Indemnitee or its Affiliates that is covered by one or more third-party, non-captive insurance policies held by the Indemnitee or its Affiliates, the Indemnitee will use and will cause its Affiliates to use Commercially Reasonable Efforts to pursue claims against the applicable insurers for coverage of such Loss under such policies. Any indemnity payment hereunder will initially be made without regard to this Section 10.04(a), and if the Indemnitee or its Affiliates actually receive a full or partial recovery under such insurance policies following payment of indemnification by the Indemnifying Party in respect of such Loss, then the Indemnitee will refund amounts received from the Indemnifying Party up to the amount of indemnification actually received from the Indemnifying Party with respect to such Loss (less the cost to collect the proceeds of such insurance).
(b) Taxes. In the absence of a Final Determination to the contrary and except for any post-Spin-Off interest, any amount payable by SpinCo to Citadel under this Agreement will be treated as occurring immediately prior to the Transactions, as an inter-company distribution, and any amount payable by Citadel to SpinCo under this Agreement will be treated as occurring immediately prior to the Transactions, as a contribution to capital. Notwithstanding the foregoing, the amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to this Agreement will be (i) decreased to offset any Tax benefit realized by the Indemnitee (or an Affiliate thereof) arising from the incurrence or payment of the relevant indemnified item and (ii) increased to offset any Tax cost incurred by the Indemnitee (or an Affiliate thereof) arising from the receipt of any indemnification payments hereunder, unless in the case of clause (ii) such amount is already included in the applicable calculation of Losses. Any indemnity payment hereunder will initially be made without regard to this Section 10.04(b) and will be reduced or increased, as the case may be, to reflect any applicable Tax benefit or Tax cost within 30 days after the Indemnitee (or an Affiliate thereof) realizes such Tax benefit or incurs such Tax cost, respectively. In the event of a Final Determination relating to the Indemnitee’s (or an Affiliate’s) incurrence or payment of an indemnified item or receipt of an indemnity payment pursuant to this Section 10.04(b), the Indemnitee will, within 30 days of such Final Determination, provide the other Party with notice thereof and supporting documentation addressing, in reasonable detail, the amount of any reduction or increase in Taxes of the Indemnitee (or its Affiliate) resulting from such Final Determination, and the Parties will promptly make any payments necessary to reflect the relevant reduction or increase in Tax liability.
10.05 Procedures for Defense, Settlement and Indemnification of Claims. (a) Direct Claims. All claims made hereunder by (i) Citadel, on the one hand, against SpinCo or any member of the SpinCo Group, on the other hand, or (ii) by SpinCo, on the one hand, against Citadel or any member of the Citadel Group, on the other hand (collectively, “Direct Claims”), will be subject to the limitations and dispute resolution procedures set forth in Section 11.15. If an Indemnitee receives notice or otherwise learns of any matter that may be the subject of a Direct Claim, such Indemnitee will give the Indemnifying Party prompt written notice thereof but in any event within 15 days after receiving such notice or otherwise learning of such matter. Any such notice will describe the matter in reasonable detail, stating the nature, basis for indemnification and the amount thereof, to the extent known, along with copies of any relevant documents evidencing such matter. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 10.05(a) will not relieve the Indemnifying Party of its obligations under this Article X, except to the extent that such Indemnifying Party is prejudiced by such delay or failure to give notice.
(b) Third-Party Claims. (i) Notice of Claims. If an Indemnitee receives notice or otherwise learns of the assertion by a Person (including any Governmental Authority) which is not a member of the SpinCo Group or the Citadel Group of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party may be obligated to provide indemnification (collectively, a “Third-Party Claim”), such Indemnitee will give such Indemnifying Party prompt written notice (a “Claims Notice”) thereof but in any event within 15 days after becoming aware of such Third-Party Claim. Any such notice will describe the Third-Party Claim in reasonable detail, stating the nature, basis for indemnification and the amount thereof, to the extent known, along with copies of any relevant documents evidencing such Third-Party Claim. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 10.05(b) will not relieve the Indemnifying Party of its obligations under this Article X, except to the extent that such Indemnifying Party is prejudiced by such delay or failure to give notice.
(ii) Opportunity To Defend. The Indemnifying Party has the right, exercisable by written notice to the Indemnitee within 90 days after receipt of a Claims Notice from the Indemnitee of the commencement or assertion of any Third-Party Claim in respect of which indemnity may be sought under this Article X, to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that (A) the Third-Party Claim does not relate to or arise in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the Third-Party Claim solely seeks (and continues to seek) monetary damages or equitable or corrective relief  (with or without monetary damages, fines or penalties) which equitable relief would not reasonably be expected to adversely affect in any material respect the operations of  (1) SpinCo or its Affiliates, if Citadel is the Indemnifying Party or (2) Citadel or its Affiliates, if SpinCo is the Indemnifying Party and (C) the Indemnifying Party expressly agrees with the Indemnitee in writing to be fully responsible for all of the Losses that arise from the Third-Party Claim, subject to the limitations thereon set forth in this Article X (the conditions set forth in clauses (A) through (C) are, collectively, the “Litigation Conditions”). For purposes of clause (C) of the preceding sentence, if a Third-Party Claim consists of multiple claims by a plaintiff or group of plaintiffs, and it is reasonably practicable for an Indemnifying Party to control the defense of a subset of such claims, the Indemnifying Party may elect to agree to be fully responsible subject to the limitations thereon set forth in this Article X, for only all of the Losses that arise from such subset of claims, and may elect to control the defense of only such subset of claims; provided that the other Litigation Conditions set forth in clauses (A), (B) and (C) of the preceding sentence are satisfied. If the Indemnifying Party does not assume the defense of a Third-Party Claim in accordance with this Section 10.05(b), the Indemnitee may continue to defend the Third-Party Claim. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 10.05(b), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if  (x) any of the Litigation Conditions ceases to be met, (y) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, or (z) in the reasonable judgment of the Indemnitee based on the advice of counsel, there exists an actual or potential conflict of interest between the Indemnifying Party and the Indemnitee with respect to such Third-Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses thereafter incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee, consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim unless such settlement or judgment includes as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third-Party Claim and unless such settlement or judgment does not impose injunctive or other non-monetary equitable relief against the Indemnitee or its Affiliates, or their respective businesses. The Indemnitee has the right to settle any Third-Party Claim, the defense of which has not been assumed by the Indemnifying Party, with the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, in connection with the defense of any Third-Party Claim, Dispatch will have the right to assert, prosecute, settle and receive the proceeds of any counter-claims or affirmative defenses of the Dispatch Group that are otherwise a SpinCo Asset.
(c) Without limiting any provision of this Section 10.05, each of the Parties will reasonably cooperate, and will cause each of its respective Affiliates to reasonably cooperate, with each other in the defense of any claim that the SpinCo Business infringes Intellectual Property of any third Person, and no Party will knowingly acknowledge, or permit any member of its respective Group to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner as to which such Party has actual knowledge that so doing will be materially inconsistent with the defense of such infringement, validity or similar claim or challenge except as required by Law. For the avoidance of doubt, nothing herein will preclude truthful testimony by SpinCo or any of its representatives or employees, and such truthful testimony will not be deemed a breach hereof.
10.06 Additional Matters. (a) Cooperation in Defense and Settlement. With respect to any Third-Party Claim for which Citadel or SpinCo may have Liability under this Agreement or any of the Transitional Agreements, the Parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege, joint defense or other privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. The Party that is not responsible for managing the defense of such Third-Party Claims will, upon reasonable request, be consulted with respect to significant matters relating thereto and may retain counsel to monitor or assist in the defense of such claims at its own cost.

(b) Reasonable Minimization of Losses. To the extent any remedial, corrective or other ameliorative action is required to be taken by an Indemnitee in respect of a matter that is the subject of an indemnification claim hereunder, the Indemnitee will only be entitled to indemnification in respect of those actions that would be necessary to perform the minimum necessary remediation, correction or amelioration to remedy the breach or Liability, as the case may be, at the lowest reasonable cost.
(c) Substitution. In the event of an Action that involves solely matters that are indemnifiable and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party so requests, the Parties will endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the Parties regarding indemnification and the management of the defense of claims as set forth in this Article X will not be affected.
(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or for the benefit of any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party will be subrogated to and will stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee will cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
10.07 Debt Financing Sources. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, CITADEL (ON BEHALF OF ITSELF AND ITS AFFILIATES AND EACH OFFICER, DIRECTOR, EMPLOYEE, MEMBER, MANAGER, PARTNER, CONTROLLING PERSON, AGENT AND REPRESENTATIVE THEREOF) (I) HEREBY WAIVES ANY CLAIMS OR RIGHTS AGAINST ANY DEBT FINANCING SOURCE RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE FINCO FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER AT LAW OR IN EQUITY AND WHETHER IN TORT, CONTRACT OR OTHERWISE, (II) HEREBY AGREES NOT TO BRING OR SUPPORT ANY SUIT, ACTION OR PROCEEDING AGAINST ANY DEBT FINANCING SOURCE IN CONNECTION WITH THIS AGREEMENT, THE FINCO FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER AT LAW OR IN EQUITY AND WHETHER IN TORT, CONTRACT OR OTHERWISE, AND (III) HEREBY AGREES TO CAUSE ANY SUIT, ACTION OR PROCEEDING ASSERTED AGAINST ANY DEBT FINANCING SOURCE BY OR ON BEHALF OF CITADEL OR ANY OF ITS AFFILIATES OR ANY OFFICER, DIRECTOR, EMPLOYEE, MEMBER, MANAGER, PARTNER, CONTROLLING PERSON, AGENT AND REPRESENTATIVE THEREOF IN CONNECTION WITH THIS AGREEMENT, THE FINCO FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY TO BE DISMISSED OR OTHERWISE TERMINATED. IN FURTHERANCE AND NOT IN LIMITATION OF THE FOREGOING WAIVERS AND AGREEMENTS, IT IS ACKNOWLEDGED AND AGREED THAT NO DEBT FINANCING SOURCE SHALL HAVE ANY LIABILITY FOR ANY CLAIMS OR DAMAGES TO CITADEL IN CONNECTION WITH THIS AGREEMENT, THE FINCO FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.
XI.   MISCELLANEOUS
11.01 Non-Survival of Representations and Warranties. None of the representations, warranties and pre-Closing covenants and agreements in this Agreement will survive the Closing; provided, however, that this Section 11.01 will not limit any covenant or agreement of the Parties to the extent such covenant or agreement by its terms contemplates performance after the Closing, which will survive the Closing until any such covenant or agreement shall have been performed in accordance with its terms.
11.02 Expenses. (a) General Rule. Except as otherwise provided in this Section 11.02 or any of the Transitional Agreements, all fees and expenses incurred in connection with the Transactions will be paid by the Party incurring such fees or expenses, including if this Agreement is terminated.

(b) Notwithstanding Section 11.02(a), if the Closing occurs:
(i) SpinCo will reimburse Citadel for the Citadel Transaction Expenses up to the Cap Amount;
(ii) SpinCo will reimburse Dispatch for the Dispatch Transaction Expenses; provided that SpinCo will not reimburse Dispatch for any Dispatch Transaction Expense that was incurred or paid by any of the Subsidiaries of Dispatch that becomes, upon consummation of the Mergers, part of the SpinCo Group; and
(iii) Citadel will reimburse SpinCo for any Excluded Citadel Expenses paid by any member of the SpinCo Group.
(c) Notwithstanding anything herein to the contrary, with respect to the structuring and arrangement fees relating to the Credit Facilities (the “Financing Costs”), the following will apply:
(i) To the extent that such Financing Costs apply to the amount equal to the sum of  $309.0 million plus the Citadel Transaction Expenses to be drawn under the Credit Facilities, (A) the Borrower will bear such Financing Costs up to an aggregate amount of  $3.00 million and such amount will be deemed to be reimbursed by SpinCo to Citadel in accordance with Section 11.02(b)(i) and to count against the Cap Amount (whether or not any member of the Citadel Group pays any portion thereof), (B) thereafter, Citadel will be responsible for such Financing Costs between $3.00 million and $3.25 million and the amount for which Citadel is responsible under this clause (B) will not be reimbursable by SpinCo to Citadel pursuant to Section 11.02(b)(i) and will not count against the Cap Amount, and (C) any excess amount of such Financing Costs over $3.25 million will be the sole responsibility of the Borrower; and
(ii) To the extent that Financing Costs apply to any other amounts to be drawn under the Credit Facilities, such costs will be the sole responsibility of the Borrower.
11.03 Entire Agreement. This Agreement and the Transitional Agreements, including any related Schedules and Exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter, including the Confidentiality Agreement, which is hereby terminated and of no further force or effect, subject to Section 9.02. If there is a conflict between any provision of this Agreement and a provision of any Transitional Agreement, the provision of this Agreement will control unless specifically provided otherwise in this Agreement.
11.04 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) The validity, interpretation and enforcement of this Agreement will be governed by the Laws of the State of New York, without regard to the conflict of Laws provisions thereof that would cause the Laws of another state to apply.
(b) By execution and delivery of this Agreement each Party irrevocably (i) submits and consents to the personal jurisdiction of the state and federal courts of the State and County of New York for itself and in respect of its property in the event that any dispute arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any Action relating to this Agreement or any of the Transactions in any other court. Each of the Parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any dispute arising out of this Agreement or any of the Transactions in the state and federal courts of the State and County of New York, or that any such dispute brought in any such court has been brought in an inconvenient or improper forum. The Parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court will constitute valid and lawful service of process against them to the extent permitted by law, without necessity for service by any other means provided by statute or rule of court. Notwithstanding anything to the contrary contained herein, each Party hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Debt Financing

Source in connection with this Agreement, the FinCo Financing, the Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THE TRANSACTIONS CONTEMPLATED BY SUCH AGREEMENTS (INCLUDING AGAINST ANY DEBT FINANCING SOURCE). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.04(c).
11.05 Notices. All notices, requests, permissions, waivers and other communications hereunder will be in writing and will be deemed to have been duly given (a) when sent, if sent by email or facsimile, (b) when delivered, if delivered personally to the intended recipient and (c) one Business Day following sending by overnight delivery via an international courier service and, in each case, addressed to a Party at the following address for such Party:
(i) if to Dispatch:
Diamond S Shipping Inc.
33 Benedict Place
Greenwich, CT 06830
USA
Attention: Craig Stevenson
Facsimile: + (203) 413-2010
Email: cstevenson@diamondshipping.com
with a copy to (which will not constitute notice):
Jones Day
250 Vesey Street
New York, NY 10281
Attention: Robert A. Profusek
Jeffery D. Symons
Demetra Karamanos
Facsimile: (212) 755-7306
Email: raprofusek@jonesday.com
jsymons@jonesday.com
dkaramanos@jonesday.com
(ii) If to Citadel:
Capital Product Partners L.P.
3, Iassonos Street,
18537 Piraeus, Greece
Attention: Gerasimos Kalogiratos
Facsimile: +30 2104284285
Email: j.kalogiratos@capitalmaritime.com

with a copy to (which will not constitute notice):
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Attention: Richard Pollack
Christoph Vonlanthen
Facsimile: +44 (20) 7959-8950
Email: pollackr@sullcrom.com
vonlanthenc@sullcrom.com
and
The Citadel Special Committee
3, Iassonos Street
Piraeus, 18537 Greece
Attention: Keith Forman
Facsimile: +30 2104284285
Email: kmindc@comcast.net
with a copy to (which will not constitute notice):
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Philip Richter
Facsimile: +1.212.859.4000
E-mail: philip.richter@friedfrank.com
or to such other address(es) as may be furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 11.05. Any notice to Dispatch will be deemed notice to all members of the Dispatch Group, and any notice to Citadel will be deemed notice to all members of the Citadel Group.
11.06 Amendments and Waivers. (a) This Agreement may be amended and any provision of this Agreement may be waived; provided, however, that any such amendment or waiver will become and remain binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement. The Parties agree that, to the extent revision is required by any Government Authority in the Marshall Islands or to comply with Marshall Islands Law that this Agreement, any Transitional Agreement or the documents included in Exhibit C, they will amend this Agreement or such other document to comply with such requirement or applicable Marshall Islands Law (which may include migrating SpinCo to another jurisdiction, in which event the Parties will agree to changes to the documents in Exhibit C); provided, however, that no such amendment will modify, add, delete or otherwise alter any substantive right or obligation of any Party under this Agreement.
(b) No delay or failure in exercising any right, power or remedy hereunder will affect or operate as a waiver thereof; nor will any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.
(c) No amendment or waiver to this Section 11.06 or Sections 10.07, 11.04, 11.07 or 11.16 or defined term used therein that would be materially adverse to the rights of the Debt Financing Sources thereunder shall be effective as to such Debt Financing Source without the written consent of such Debt Financing Source.

11.07 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Dispatch Group or the Citadel Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Agreement. Notwithstanding anything to the contrary contained herein, each Debt Financing Source is intended to be, and shall be, an express third-party beneficiary of this Section 11.07 and Sections 10.07, 11.04, 11.06 and 11.16.
11.08 Assignability. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Party, except that a Party may assign its rights or delegate its duties under this Agreement to a member of its Group, provided that (a) such Person agrees in writing to be bound by the terms and conditions contained in this Agreement and (b) such assignment or delegation will not relieve any Party of its indemnification obligations or other obligations under this Agreement. Any attempted assignment or delegation in contravention of the foregoing will be void.
11.09 Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement or the Dispatch Disclosure Letter or Citadel Disclosure Letter will include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs will include the plural and vice versa. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. References in this Agreement to any document, instrument or agreement (including this Agreement) includes and incorporates all exhibits, disclosure letters, schedules and other attachments thereto. Unless the context otherwise requires, any references to an “Exhibit,” “Section” or “Article” will be to an Exhibit, Section or Article to or of this Agreement, and will be deemed to include any provisions or matters set forth in any corresponding schedule or section of the Citadel Disclosure Letter or Dispatch Disclosure Letter. The use of the words “include” or “including” in this Agreement or the Dispatch Disclosure Letter or the Citadel Disclosure Letter will be deemed to be followed by the words “without limitation.” The use of the word “covenant” or “agreement,” when referring to a covenant or agreement contained herein, will mean “covenant and agreement.” The use of the words “or,” “either” or “any” will not be exclusive. “Days” means “calendar days” unless specified as “Business Days.” References to statutes will include all regulations promulgated thereunder, and references to statutes or regulations will be construed to include all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation as of the date hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement and the Transitional Agreements. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Except as otherwise expressly provided elsewhere in this Agreement or any Transitional Agreement, any provision herein which contemplates the agreement, approval or consent of, or exercise of any right of, a Party, such Party may give or withhold such agreement, approval or consent, or exercise such right, in its sole and absolute discretion, the Parties hereby expressly disclaiming any implied duty of good faith and fair dealing or similar concept.
11.10 Severability. The Parties agree that (a) the provisions of this Agreement will be severable in the event that for any reason whatsoever any of the provisions hereof are invalid, void or otherwise unenforceable, (b) any such invalid, void or otherwise unenforceable provisions will be replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions will remain valid and enforceable to the fullest extent permitted by applicable Law.
11.11 Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party will re-execute original forms thereof and deliver them to the requesting Party.

11.12 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party further agrees that no other Party or any other Person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
11.13 Disclosure Letters. There may be included in the Dispatch Disclosure Letter or the Citadel Disclosure Letter items and information that are not “material,” and such inclusion will not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Matters reflected in the Dispatch Disclosure Letter and the Citadel Disclosure Letter are not necessarily limited to matters required by this Agreement to be disclosed therein. The Dispatch Disclosure Letter and the Citadel Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Dispatch Disclosure Letter or the Citadel Disclosure Letter, as applicable, relates; provided, however, that any information set forth in one section of such disclosure letter will be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on its face.
11.14 Waiver. Each Party acknowledges, on behalf of itself and its Affiliates, that (a) (i) Jones Day has represented, is representing and will continue to represent Dispatch, (ii) each of Sullivan & Cromwell LLP and Watson Farley & Williams LLP is representing Citadel and (iii) Fried, Frank, Harris, Shriver & Jacobson LLP is representing the Citadel Special Committee, in each case in connection with the Transactions, and (b) (A) Jones Day on the one hand and (B) each of Sullivan & Cromwell LLP, Watson Farley & Williams LLP and Fried, Frank, Harris, Shriver & Jacobson LLP on the other hand will only represent the interests of Dispatch, Citadel and the Citadel Special Committee, as applicable, in connection with the Transactions. Each Party waives, on behalf of itself and its Affiliates, any conflict of interest that it or they may assert against Jones Day, Sullivan & Cromwell LLP, Watson Farley & Williams LLP or Fried, Frank, Harris, Shriver & Jacobson LLP in connection with such representation and agrees not to challenge Jones Day’s representation of Dispatch, Sullivan & Cromwell LLP’s or Watson Farley & Williams LLP’s representation of Citadel or Fried, Frank, Harris, Shriver & Jacobson LLP’s representation of the Citadel Special Committee with respect to the Transactions or to assert that a conflict of interest exists with respect to such representation. Without limiting the generality of the foregoing, each Party agrees, on behalf of itself and its Affiliates, that Jones Day or Sullivan & Cromwell LLP, Watson Farley & Williams LLP or Fried, Frank, Harris, Shriver & Jacobson LLP, as applicable, may represent Dispatch or Citadel, as applicable, in any litigation, arbitration, mediation or other Action against or involving any Party or any of its Affiliates, arising out of or in connection with the Transactions.
11.15 Obligations of Affiliates. Each of Dispatch and Citadel will cause all of the members of its Group to comply with their respective obligations or representations or warranties under this Agreement and the Transitional Agreements (whether or not any such members of its Group are parties to this Agreement or Transitional Agreements). Dispatch hereby guarantees to Citadel the performance of the other members of the Dispatch Group of their respective obligations under this Agreement and the other Transitional Agreements, and Citadel hereby guarantees to Dispatch the performance of the other members of the Citadel Group of their respective obligations under this Agreement and the Transitional Agreements.
11.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no former, current or future equity holders, controlling persons, directors, officers, trustees, employees, agents or Affiliates of any Party, any Debt Financing Source or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether at Law or equity, in contract, tort or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties hereto, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. Notwithstanding the foregoing, this Section 11.16 shall in no way be deemed to limit the liability or obligations of any Party to the extent that such Party is required to cause its subsidiaries, Affiliates or Representatives to take any action or refrain from taking any action pursuant to this Agreement.
XII.   DEFINITIONS
For purposes of this Agreement, the following terms, when used herein with initial capital letters, will have the following meanings:
“Accredited Investor” means an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.
“Action” means any demand, charge, claim, action, suit, counter suit, arbitration, mediation, hearing, inquiry, proceeding, audit, review, complaint, litigation or investigation, sanction, summons, demand, subpoena, examination, citation, audit, review or proceeding of any nature, whether administrative, civil, criminal, regulatory or otherwise, by or before any Governmental Authority.
“Actual Earnings” has the meaning set forth in Section 1.09(e)(i)(3).
“Adjusted SpinCo Working Capital” means, as at the Lockbox Date, all current assets (other than Cash) and all current liabilities (other than the current portion of long-term debt) attributable to the SpinCo Business.
“Adjusted SpinCo Working Capital Statement” has the meaning set forth in Paragraph (f)(ii) of Exhibit D.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, Affiliates of Citadel will include SpinCo and its Subsidiaries prior to the Closing, CMTC and Crude Carriers Investments Corp.
“Agent” means the trust company or bank duly appointed by Citadel to act as distribution agent, transfer agent and registrar for the shares of SpinCo Common Stock in connection with the Spin-Off.
“Agreement” has the meaning set forth in the Preamble to this Agreement.
“Alternative Financing” has the meaning set forth in Section 7.11(b)(iv).
“Anti-Bribery Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any legislation implementing that convention, and all other applicable anti-bribery or anti-corruption Laws of any jurisdiction or Governmental Authority.
“Antitrust Approvals” has the meaning set forth in Section 7.03(c).
“Antitrust Laws” means all Laws relating to merger control or competition Law or are otherwise designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third-parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Audited Dispatch Financial Statements” has the meaning set forth in Section 5.09.
“Audited SpinCo Financial Statements” has the meaning set forth in Section 7.06(a).
“Borrower” means FinCo, a Subsidiary of Dispatch Crude HoldCo that is disregarded for U.S. federal income tax purposes and that is identified as the Borrower in the Commitment Letters.
“Bunkers” means the bunker fuel as determined in accordance with the procedures set forth in Exhibit E.
“Business Day” means any day that is not a Saturday, a Sunday or other day that is a statutory holiday and on which banks are open in New York, London and (following the Closing Date) Hamburg to the general public for business.
“Cap Amount” means $13.0 million, increased (if applicable) on a dollar-for-dollar basis by the extent to which the Dispatch Transaction Expenses exceed $10.0 million.
“Cash” means the total consolidated cash and cash equivalents of Citadel as of a specified date as would be shown on a consolidated balance sheet of SpinCo as of such date prepared in accordance with GAAP.
“Certificates of Merger” has the meaning set forth in Section 3.01(c).
“Charter” means a Contract for the hire of a Vessel to which a Party or its controlled Affiliates is a party.
“Charter Value” means the value of a Party’s Time Charters determined pursuant to this Agreement of a specified date.
“Citadel” has the meaning set forth in the Preamble to this Agreement.
“Citadel Business” means all businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Lockbox Date by either Citadel or SpinCo or any member of their respective Groups, in each case other than the SpinCo Business.
“Citadel Class B Unitholder Consent” means the consent of the holders of Class B Units for the redemption of such units upon (and subject to) Closing.
“Citadel Class B Units” means Citadel’s Class B Convertible Preferred Units.
“Citadel Disclosure Letter” means the disclosure letter delivered by Citadel to Dispatch immediately prior to the execution of this Agreement.
“Citadel Equity Interests” has the meaning set forth in Section 6.04(c).
“Citadel Existing Bilateral Credit Facilities” means the Citadel Existing Credit Facilities identified as such in Section 6.09(ix) of the Citadel Disclosure Letter.
“Citadel Existing Credit Facilities” means the Citadel’s existing credit facilities specified in Section 6.09(ix) of the Citadel Disclosure Letter.
“Citadel Existing Syndicated Credit Facility” means the Citadel Existing Credit Facility identified as such in Section 6.09(ix) of the Citadel Disclosure Letter.
“Citadel GP” means Citadel GP L.L.C., a Marshall Islands limited liability company and the general partner of Citadel.
“Citadel Group” means Citadel and each of its Subsidiaries, but excluding, following the Closing, any member of the SpinCo Group.
“Citadel Indemnitees” means Citadel, each member of the Citadel Group and all Persons who are or have been shareholders, directors, partners, managers, managing members, officers, agents, representatives or employees of any member of the Citadel Group (in each case, in their respective capacities as such).
“Citadel Parties” has the meaning set forth in Section 6.01.

“Citadel Refinancing” means all required arrangements, amendments and consents in respect of the Citadel Existing Credit Facilities to effect the Transactions and prepay or redeem, through the application of a portion of the net proceeds from the Credit Facilities, a portion of the indebtedness outstanding under the Citadel Existing Credit Facilities and the outstanding Citadel Class B Units.
“Citadel SEC Filings” means all registration statements, prospectuses, forms, reports and documents and related exhibits required to be filed by Citadel under the Securities Act or the Exchange Act, as the case may be, from and after close of business on December 31, 2017.
“Citadel Special Committee” has the meaning set forth in the Recitals.
“Citadel Transaction Expenses” means all documented third-party, out-of-pocket cash fees and expenses paid or incurred by Citadel or any of its Subsidiaries relating to the Transactions, including (i) fees and expenses of the financial, accounting, tax and legal advisors and other consultants to Citadel, the Citadel GP, the Board of Directors of Citadel and the Citadel Special Committee, (ii) Citadel’s and SpinCo’s accounting and SpinCo’s SEC filing expenses, (iii) fees and expenses related to the amendments and partial prepayment of the Citadel Existing Credit Facilities or the redemption of the Citadel Class B Units, and (iv) the Financing Costs (to the extent specified in Section 11.02(c)(i), but, for the avoidance of doubt, not including accrued and unpaid interest on any indebtedness outstanding under the Citadel Existing Credit Facilities, including the Citadel Existing Credit Facilities relating to the Vessels to be contributed by Citadel to SpinCo in the Restructuring.
“Citadel Transfer Documents” has the meaning set forth in Section 1.11.
“Citadel Units” means the issued common units and general partner units of Citadel.
“Claims Notice” has the meaning set forth in Section 10.05(b)(i).
“Clarksons” means Clarkson Valuations Limited.
“Classification Requirements” means, as to any Vessel, the requirements of the classification society applicable to such Vessel (the “Classification Societies”).
“Closing” has the meaning set forth in Section 4.01(a).
“Closing Date” has the meaning set forth in Section 4.01(b).
“CMTC” means Capital Maritime & Trading Corp.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective under this Agreement, reasonable, diligent good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Party in support of one of its own wholly owned businesses; provided, however, that unless otherwise provided herein “Commercially Reasonable Efforts” will not require a Party (a) to make non-de minimis payments to unaffiliated third parties, to incur non-de minimis Liabilities to unaffiliated third parties or to grant any non-de minimis concessions or accommodations unless the other Party agrees to reimburse and make whole such Party to its reasonable satisfaction for such Liabilities, concessions or accommodations requested to be made by the other Party (such reimbursement and make whole to be made promptly after the determination thereof following the Closing or, with respect to items incurred after the Closing, promptly thereafter), (b) to violate any Law, or (c) except with respect to the consummation of the FinCo Financing, to initiate any litigation or arbitration.
“Commission” means the Securities and Exchange Commission.
“Commitment Letters” has the meaning set forth in Section 5.19(a).
“Compensation and Benefit Plans” means all written (a) salary, bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, overtime, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, equity-based, incentive, retention, severance or change-in-control plans or other similar plans, policies, arrangements or agreements, (b) employment agreements, (c) medical, dental, disability, health and life insurance plans, sickness benefit plans, and (d) other employee benefit and fringe benefit plans, policies, arrangements or agreements and each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), in the case of each of clauses (a) through (d), sponsored, maintained or contributed to by a Party or its ERISA Affiliates (i) for the benefit of any Employees or any of their beneficiaries or (ii) pursuant to which such party or any of its Subsidiaries would have any Liability subsequent to the Closing in respect of periods on or prior to the Closing, excluding in the case of clauses (i) and (ii) any plans, policies, arrangements or agreements not sponsored by such party or any of its Subsidiaries to which contributions by an employer are mandated by a Governmental Authority or by law, rules, regulations, orders or decrees.
“Competing Transaction” has the meaning set forth in Section 7.09(a).
“Confidential Information” has the meaning set forth in Section 7.14(a).
“Confidentiality Agreement” means the Non-Disclosure Agreement, dated January 9, 2018, between Dispatch and an Affiliate of Citadel.
“Consents” means any consents, waivers or approvals from, or notification requirements to, or authorizations by, any third parties.
“Consolidated Tax Return” means any Tax Returns with respect to any federal, state, provincial, local or foreign income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar basis and that include one or more SpinCo Entities, on the one hand, and Citadel or any of its Affiliates (other than any of the SpinCo Entities), on the other hand.
“Contracts” means any contract, agreement, lease, sublease, license, sales order, purchase order, loan, credit agreement, bond, debenture, note, mortgage, indenture, guarantee, undertaking, instrument, arrangement, understanding or other commitment, whether written or oral, that is binding on any Person or any part of its property under applicable Law.
“Convey” has the meaning set forth in Section 1.02. Variants of this term such as “Conveyance” will have correlative meanings.
“Credit Agreement” means the credit agreement to be prepared and entered into as contemplated by the Commitment Letters.
“Credit Documents” means the Credit Agreement and related agreements and documents to be prepared and entered into as contemplated by the Commitment Letters.
“Credit Facilities” means the term loan and revolving credit facilities contemplated by the Commitment Letters.
“Debt Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements, in each case in connection with the Dispatch FinCo Financing, the Citadel Refinancing or any other financing in connection with the Transactions, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the lenders party to the Commitment Letters, together with their Affiliates and any of their respective former, current or future general or limited partners, direct or indirect shareholders, managers, members, Affiliates, officers, directors, employees, agents, representatives, successors and assigns.
“Deliberate Breach” means (a) a material breach of a representation or warranty that the Party making the representation or warranty had Knowledge was false at the time such representation or warranty was made or (b) a material breach of a covenant by a Party where such Party had Knowledge at the time that the action so taken or omitted to be taken by such Party constituted a breach of such covenant.
“Direct Claims” has the meaning set forth in Section 10.05(a).
“Disclosing Party” has the meaning set forth in Section 7.14(b)(iii)(A).
“Dispatch” has the meaning set forth in the Preamble to this Agreement.
“Dispatch Asset Values” has the meaning set forth in Paragraph (b) of Exhibit D.

“Dispatch Assets” means all assets owned or held by Dispatch or any of its Subsidiaries.
“Dispatch Business” means the business of owning and operating the Dispatch Assets, whether by Dispatch or its direct or indirect Subsidiaries.
“Dispatch Credit Facilities” has the meaning set forth in Section 12(a) of the Dispatch Disclosure Letter.
“Dispatch Crude HoldCo” is defined in the Preamble to this Agreement.
“Dispatch Designee” means each direct and indirect owner of Dispatch (as specified in Section 12(c) of the Dispatch Disclosure Letter).
“Dispatch Disclosure Letter” means the disclosure letter delivered by Dispatch to Citadel immediately prior to the execution of this Agreement.
“Dispatch Employee” has the meaning set forth in Section 5.08.
“Dispatch Equity Interests” has the meaning set forth in Section 5.01(b).
“Dispatch Financial Statements” has the meaning set forth in Section 5.09(a).
“Dispatch Group” means Dispatch and each of its Subsidiaries, including after the Closing the SpinCo Group.
“Dispatch Intercompany Accounts” has the meaning set forth in Section 7.15(b).
“Dispatch ManagementCo” is defined in the Preamble to this Agreement.
“Dispatch Material Adverse Effect “ means any circumstance, change, development, condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Dispatch and its Subsidiaries taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters will not be considered when determining whether there has been, or would reasonably be expected to be, a Dispatch Material Adverse Effect: (a) general conditions in the industry in which Dispatch competes, (b) any conditions in the United States general economy or the general economy in other geographic areas in which Dispatch operates or proposes to operate, (c) political conditions, including acts of war (whether or not declared), armed hostilities, acts of terrorism or developments or changes therein, (d) any conditions resulting from natural disasters, (e) compliance by Dispatch with its covenants or obligations in this Agreement, (f) the failure of the financial or operating performance of Dispatch to meet internal forecasts or budgets for any period prior to, on or after the date of this Agreement (but the underlying reason for the failure to meet such forecasts or budgets may be considered provided that they do not fall under another clause of this proviso), (g) any action taken or omitted to be taken at the request or with the consent of Citadel, (h) effects or conditions resulting from the announcement of this Agreement or the Transactions, including any employee departures and any actions taken by customers or suppliers of any member of the Dispatch Group to terminate, discontinue or not renew their Contracts with Dispatch or its Subsidiaries or otherwise withhold any Consent necessary in respect of such Contracts or (i) changes in applicable Laws or GAAP; provided, further, that with respect to clauses (a), (b), (c), (d) or (i), such matters will be considered to the extent that they disproportionately affect the Dispatch Group as compared to similarly situated businesses generally operating in the same industry in the United States and other geographic areas in which the Dispatch Group operates.
“Dispatch Merger Party” has the meaning set forth in Section 3.01(a).
“Dispatch MR HoldCo” is defined in the Preamble to this Agreement.
“Dispatch Material Contract” has the meaning set forth in Section 5.07(a).
“Dispatch Net Debt” has the meaning set forth in Paragraph (e)(i) of Exhibit D.
“Dispatch Net Debt Statement” has the meaning set forth in Paragraph (e)(iii) of Exhibit D.
“Dispatch Net Working Capital” has the meaning set forth in Paragraph (e)(ii) of Exhibit D.

“Dispatch Parties” has the meaning set forth in Section 5.02.
“Dispatch Transaction Expenses” means all documented third-party, out-of-pocket cash fees and expenses paid or incurred by Dispatch or any of its Subsidiaries relating to the Transactions, other than expenses referred to in Section 11.02(c)(i)(A) and (B).
“Dispatch Vessel” has the meaning set forth in Section 5.17(b).
“Distributions” means, during the applicable period, with respect to any entity, any of the following: (i) the declaration or payment of any dividend or any other distribution (whether in Cash or in kind) in respect of any Equity Interest of such entity or any payment (whether in Cash or in kind) made to the direct or indirect holders (in their capacities as such) of such Equity Interest or (ii) the purchase, redemption or other acquisition or retirement for value (whether in Cash or in kind) of any Equity Interest in such entity.
“Draft SpinCo Financial Statements” has the meaning set forth in Section 6.11(b).
“Eligible Ballast Water Treatment Systems and Scrubbers” means the ballast water treatment systems and scrubbers to be installed on SpinCo Vessels pursuant to the Contracts specified in Section 6.09(viii) of the Citadel Disclosure Letter or approved to be installed by Dispatch in accordance with Section 7.01.
“End Date” has the meaning set forth in Section 9.01(b)(i).
“Enforceability Exception” has the meaning set forth in Section 5.02.
“Environmental Claim” means any Action by any Person alleging Liability, or that may reasonably be expected to result in Liability (including Liability for investigatory costs, cleanup costs, governmental oversight or response costs, natural resource damages, fines or penalties) arising out of, based on, resulting from or relating to any Environmental Conditions or any noncompliance with any Environmental Laws.
“Environmental Conditions” means the presence in the environment, including the soil, groundwater, surface water or ambient air, of any Hazardous Materials at a level which exceeds the applicable standard or threshold under applicable Environmental Law or otherwise requires investigation or remediation (including investigation, study, health or risk assessment, monitoring, removal, treatment or transport) under any applicable Environmental Laws.
“Environmental Laws” means all Laws that relate to pollution, the protection of the environment and natural resources (including ambient air, surface water, ground water, land surface or subsurface strata) or the effect of the environment on human health and safety, including Laws or any other binding legal obligation in effect now or in the future relating to the Release of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, or to the exposure of any individual to a release of Hazardous Materials.
“Equity Interest” means, with respect to any entity, any share, capital stock, partnership, member or similar interest in such entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to an entity, any trade or business (whether or not incorporated) (a) under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity or (b) which, together with such entity, is treated as a single employer under Section 414(t) of the Code.
“Estimated Lockbox Amount” has the meaning set forth in Section 1.09(b).
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Assets” has the meaning set forth in Section 1.05(b).
“Excluded Citadel Expenses” means all Citadel Transaction Expenses in excess of the Cap Amount.
“Excluded Liabilities” has the meaning set forth in Section 1.06(b).

“Existing Management Agreements” means the management agreements identified in Section 1.07(b) of the Citadel Disclosure Letter, insofar as they relate to the SpinCo Vessels.
“Final Determination” means the final resolution of any Tax liability for any Tax period by or as a result of  (a) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction, (b) a final settlement with the United States Internal Revenue Service, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable arrangement, (c) any other final disposition, including by reason of the expiration of the applicable statute of limitations, or (d)) the agreement of Dispatch and Citadel or, if applicable, determined by a third party pursuant to the dispute-resolution provisions of any Exhibit.
“Financing Costs” has the meaning set forth in Section 11.02(c).
“Financing Shortfall” has the meaning set forth in Section 7.11(f)(i).
“FinCo” has the meaning set forth in the Recitals.
“FinCo Financing” has the meaning set forth in Section 5.19(a).
“Form 10” means the registration statement on Form 10 filed by SpinCo with the SEC to effect the registration of SpinCo Shares pursuant to the Exchange Act in connection with the Spin-Off, as such registration statement may be amended or supplemented from time to time prior to the Spin-Off, or such other form as required by the SEC.
“First-Step Mergers” has the meaning set forth in the Recitals.
“First-Step Mergers Effective Time” has the meaning set forth in Section 3.01(d).
“Fraud” means a knowing, actual and deliberate fraud in the making of, and with respect to material facts in, the representations and warranties set forth in this Agreement, which in each case satisfies all of the elements of common law fraud under applicable Law.
“GAAP” means United States generally accepted accounting principles, as consistently applied by Dispatch (when referring to Dispatch) or Citadel (when referring to Citadel).
“Governmental Approvals” means any notices, reports or other filings to be made to, or any Consents, registrations, permits, orders, clearances, terminations or expirations of waiting periods or authorizations to be obtained from, any Governmental Authority, including the Antitrust Approvals.
“Governmental Authority” means any federal, state, local, provincial, foreign or international court, tribunal, judicial or arbitral body, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or any national securities exchange.
“Group” means the Dispatch Group, the Citadel Group or the SpinCo Group, as the context requires.
“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, hazardous substances, asbestos and asbestos-containing materials, petroleum and petroleum products or any fraction thereof, including such substances referred to by such terms as defined in any Environmental Laws or any other substance or material that is regulated by, or may form the basis for liability under, any Environmental Laws.
“Identified Jurisdictions” has the meaning set forth in Section 7.03(b).
“In-Progress Spot Voyage Statement” has the meaning set forth in Paragraph (a) of Exhibit J.
“In-Progress Spot Voyages” means Spot Voyages in progress as at the Lockbox Date.
“Indebtedness” means and includes as to any Person (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (e) net payment obligations under any interest rate, currency or other hedging or derivative agreement, (f) obligations of such Person as lessee under leases that have been, or should be, in accordance with GAAP, recorded as capital leases, or (g) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (f) above.
“Indemnifying Party” means any Party which may be obligated to provide indemnification to an Indemnitee pursuant to Article X or any other section of this Agreement.
“Indemnitee” means any Person which may be entitled to indemnification from an Indemnifying Party pursuant to Article X or any other section of this Agreement.
“Information” means information in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, but in any case excluding back-up tapes.
“Information Statement” means the information statement to be sent to the holders of Citadel common units in connection with the Spin-Off, as such information statement may be amended or supplemented from time to time prior to the Spin-Off.
“Inspection” means the physical inspection of a Vessel conducted in connection with the Transactions.
“Intellectual Property” means, in any and all jurisdictions throughout the world, all (a) patents, patent applications, inventors’ certificates, utility models, statutory invention registrations, and other indicia of ownership of an invention, discovery or improvement issued by an Governmental Authority, including reissues, divisionals, continuations, continuations-in-part, extensions, reexaminations and other pre-grant and post-grant forms of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill recognized by any Governmental Authority, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith (collectively, “Trademarks”), and Internet domain names and associated uniform resource locators and social media addresses and accounts, (c) copyrights, whether in published and unpublished works of authorship, registrations, applications, renewals and extensions therefor, mask works, and any and all similar rights recognized in a work of authorship by a Governmental Authority (collectively, “Copyrights”), (d) any trade secret rights in any inventions, discoveries, improvements, trade secrets and all other confidential or proprietary Information (including know-how, data, formulas, processes and procedures, research records, records of inventions, test information, and market surveys), and all rights to limit the use or disclosure thereof, (e) registered and unregistered design rights (collectively, “Designs”), (f) rights of privacy and publicity and (g) any and all other intellectual or industrial property rights recognized by any Governmental Authority under the Laws of any country throughout the world.
“Intended Tax Treatment” means (a) the treatment of the SpinCo Transfer as a contribution under Section 351 of the Code, (b) the treatment of the First-Step Mergers and the Second-Step Mergers, together, as a series of reorganizations pursuant to Section 368(a)(1)(A) of the Code that are, in each case, tax-free to Dispatch and its investors and that occur between Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, respectively and, in each case, SpinCo, (c) the treatment of this Agreement as a plan of reorganization as described in Treasury Regulations Section 1.368-2(g), (d) the treatment of the payment or assumption of certain obligations of Citadel in connection with the SpinCo Transfer as an assumption of indebtedness by SpinCo in the amount of the sum of  $309.0 million plus the Citadel Transaction Expenses, which will be repaid with the proceeds of the FinCo Financing (or any Alternative Financing), (e) the treatment of the FinCo Financing (or any Alternative Financing) and the Credit Facilities as one or more obligations of SpinCo for U.S. federal income tax purposes, and (f) the treatment of FinCo as an entity disregarded for U.S. federal income tax purposes.
“Intercompany Accounts” means all receivables, payables, loans and other accounts, rights and Liabilities between SpinCo or any member of the SpinCo Group, on the one hand, and Citadel, any member of the Citadel Group (other than the SpinCo Group), the Citadel GP or the Manager of the SpinCo Vessels, on the other hand, or arising under the Existing Management Agreements. For the avoidance of doubt, receivables and payables arising in respect of Charters with CMTC and its Affiliates will be deemed not to be Intercompany Accounts hereunder.
“Interim Net Working Capital Amount” has the meaning set forth in Section 8.03(d).
“Investor Questionnaire” has the meaning set forth in Section 5.18(b)(iv).
“Joint Return” means any Tax Return filed by a Tax group that includes at least one Citadel Group member and at least one SpinCo Group member.
“Knowledge” means, in the case of Dispatch, the actual knowledge of each of the Persons listed under the caption “Knowledge Persons” in of the Dispatch Disclosure Letter as of the date of the representation after inquiry deemed reasonable by each such Person and, in the case of Citadel, the actual knowledge of each of the Persons listed under the caption “Knowledge Persons” in of the Citadel Disclosure Letter as of the date of the representation after inquiry deemed reasonable by each such Person.
“Law” means any statute, law, ordinance, regulation, rule, code or other requirement of, or Order issued by, a Governmental Authority.
“Liabilities” means all debts, liabilities, guarantees, assurances and commitments, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence, strict liability or relating to Taxes payable by a Person in connection with compensatory payments to employees or independent contractors) and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.
“Litigation Conditions” has the meaning set forth in Section 10.05(b)(ii).
“Lockbox Amount” means an amount calculated pursuant to Exhibit N.
“Lockbox Date” has the meaning set forth in Section 4.01(c).
“Losses” means liabilities, damages, penalties, judgments, assessments, losses, costs and expenses in any case, whether arising under strict liability or otherwise (including reasonable attorneys’ fees and expenses); provided, however, that “Losses” will not include any punitive, exemplary, special or similar damages, indirect damages, consequential damages that are not reasonably foreseeable, damages based on diminution in value or damages computed on a multiple of earnings, cash flow or another financial measure, in each case, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.
“LTV Ratchet” means the maximum principal amount of the loans available under the Commitment Letters or the Credit Documents (or similar documents relating to any Alternative Financing) calculated as a percentage of the fair market value of the Vessels pledged as collateral thereunder.
“Lubricating Oil” means the lubricating oils, greases and chemicals onboard Vessels as determined in accordance with the procedures set forth in Exhibit E.
“Manager of the SpinCo Vessels” means Citadel Ship Management Corp., a Panama company and the manager of the SpinCo Vessels.
“Merger Consideration” has the meaning set forth in Section 3.02(b).
“Merger Sub 1” has the meaning set forth in the Preamble to this Agreement.
“Merger Sub 2” has the meaning set forth in the Preamble to this Agreement.
“Merger Sub 3” has the meaning set forth in the Preamble to this Agreement.
“Merger Sub 4” has the meaning set forth in the Preamble to this Agreement.
“Merger Subs” has the meaning set forth in the Preamble to this Agreement.

“Mergers” has the meaning set forth in the Recitals.
“Mergers Effective Time” has the meaning set forth in Section 3.01(d).
“Net Amount of Cash” has the meaning set forth in Section 1.09(a).
“Non-Recourse Party” has the meaning set forth in Section 11.16.
“NT Suez” means NT Suez Holdco LLC, a joint venture in which Dispatch holds indirectly a 51% interest.
“NYSE” means the New York Stock Exchange.
“Objecting Party” has the meaning set forth in Section 1.09(h).
“Objection Notice” has the meaning set forth in Paragraph (g)(i) of Exhibit D.
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“Other Party” has the meaning set forth in in Section 1.09(h).
“Order” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.
“Ordinary Course” means, with respect to an action taken by any Person, an action that is (a) consistent in all material respects in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person or (b) similar in all material respects in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal operations of other Persons that are in the same size and line of business as such Person.
“Paint” means the paint as determined in accordance with the procedures set forth in Exhibit E.
“Parties” means Dispatch, Citadel, SpinCo, Dispatch MR HoldCo, Dispatch Crude HoldCo, Dispatch ManagementCo, Merger Sub 1, Merger Sub 2, Merger Sub 3 and Merger Sub 4.
“Permitted Encumbrances” means (a) Security Interests consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially interfere with the use of the property, (b) Security Interests for current Taxes, assessments or similar governmental charges or levies not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established in the financial statements that are scheduled in the Citadel Disclosure Letter or the Dispatch Disclosure Letter, as applicable, and (c) mechanic’s, workmen’s, materialmen’s, carrier’s, repairer’s, warehousemen’s and similar other Security Interests arising or incurred in the Ordinary Course (in the case of SpinCo, in each case satisfactory to the lenders under the Credit Facilities).
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity or organization or a Governmental Authority.
“Pre-Closing Period” has the meaning set forth in Section 7.01(a).
“Premium” has the meaning set forth in Paragraph (c) of Exhibit D.
“Prorated Earnings” has the meaning set forth in Section 1.09(e)(i)(B).
“Recapitalization” has the meaning set forth in Section 1.13.
“Receiving Party” has the meaning set forth in Paragraph (g)(i) of Exhibit D.
“Recipient” has the meaning set forth in Section 7.14(b).
“Record Holders” means the holders of record of Citadel common units or general partner units as of the close of business on the Spin-Off Record Date.

“Refund” means any cash refund of Taxes or reduction of Taxes by means of credit, offset or otherwise, together with any interest received or credited thereon.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into surface water, groundwater, land surface or subsurface strata or ambient air (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials).
“Representatives” means with respect to any Person, such Person’s and any of its Subsidiaries’ officers, employees, agents, advisors, directors and other representatives.
“Required Amount” means the amount required for the uses contemplated in the Commitment Letters, being at least the sum of  (i) $309.0 million, (ii) the Citadel Transaction Expenses and (iii) all fees and expenses required to be paid by FinCo and its Affiliates related to the FinCo Financing and the consummation of the Transactions.
“Resale and Registration Rights Agreement” means the resale and registration rights agreement attached as Exhibit H.
“Restructuring” has the meaning set forth in Section 1.01(a).
“Retained Accountant” has the meaning set forth in Paragraph (g)(ii) of Exhibit D.
“SEC” means the United States Securities and Exchange Commission.
“Second-Step Mergers” has the meaning set forth in the Recitals.
“Second-Step Mergers Effective Time” has the meaning set forth in Section 3.01(d).
“Securities Act” means the Securities Act of 1933.
“Security Interest” means, whether arising under any Contract or otherwise, any mortgage, security interest, pledge, lien, charge, claim, option, indenture, right to acquire, right of first refusal, deed of trust, licenses to third parties, leases to third parties, security agreements, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, title defect, restriction on transfer or other encumbrance and other restrictions, conditions or limitations on the ownership, possession or use of any real, personal, tangible or intangible property.
“Share Number” means the total number of shares of SpinCo Common Stock issuable as Merger Consideration. The Share Number will be determined pursuant to Exhibit D.
“Shared Information” means (a) all Information provided by any member of the Citadel Group to a member of the SpinCo Group prior to the Closing Date, (b) any Information in the possession or under the control of such respective Group that relates to the operation of the SpinCo Business prior to the Closing Date and that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities and Tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, (iii) subject to the foregoing clause (ii) above, to comply with its obligations under this Agreement or any Transitional Agreement, or (iv) to the extent such Information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of Citadel or the SpinCo Business (after the removal of any business retained by the Citadel Group, as applicable), as the case may be, and (c) any Information that is reasonably necessary for the conduct of the SpinCo Business (except for any information relating to performance ratings or assessments of employees of the Citadel Group (including performance history, reports prepared in connection with bonus plan participation and related data, other than individual bonus opportunities based on target bonus as a percentage of base salary)).
“Shipmaster and Chief Engineer Certificate” has the meaning set forth in Paragraph (a) of Exhibit E.

“Specified Shareholder” has the meaning set forth in the form of Resale and Registration Rights Agreement attached as Exhibit H.
“SpinCo” has the meaning set forth in the Preamble to this Agreement.
“SpinCo Assets” has the meaning set forth in Section 1.05(a).
“SpinCo Board” has the meaning set forth in the Recitals.
“SpinCo Books and Records” the meaning set forth in Section 1.05(a)(vii).
“SpinCo Business” means the business, operations and activities of the Citadel Group relating to the SpinCo Vessels as conducted immediately prior to the Lockbox Date by either Citadel or SpinCo or any of their current or former Subsidiaries and, with respect to events that take place after the First-Step Mergers Effective Time, including any new Assets, activities, expansions, additions or other modifications resulting from the Mergers.
“SpinCo Business Material Adverse Effect” means any circumstance, change, development, condition or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the SpinCo Business taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters will not be considered when determining whether there has been, or would reasonably be expected to be, a SpinCo Business Material Adverse Effect : (a) general conditions in the industry in which the SpinCo Business competes, (b) any conditions in the United States general economy or the general economy in other geographic areas in which the SpinCo Business operates or proposes to operate, (c) political conditions, including acts of war (whether or not declared), armed hostilities, acts of terrorism or developments or changes therein, (d) any conditions resulting from natural disasters, (e) compliance by Citadel with its covenants or obligations in this Agreement, (f) the failure of the financial or operating performance of the SpinCo Business to meet internal forecasts or budgets for any period prior to, on or after the date of this Agreement (but the underlying reason for the failure to meet such forecasts or budgets may be considered provided that they do not fall under another clause of this proviso), (g) any action taken or omitted to be taken at the request or with the consent of Citadel, (h) effects or conditions resulting from the announcement of this Agreement or the Transactions, including any employee departures and any actions taken by customers or suppliers of the SpinCo Business to terminate, discontinue or not renew their Contracts with the SpinCo Business or otherwise withhold any Consent necessary in respect of such Contracts, or (i) changes in applicable Laws or GAAP; provided, further, that with respect to clauses (a), (b), (c), (d) or (i), such matters will be considered to the extent that they disproportionately affect the SpinCo Business as compared to similarly situated businesses generally operating in the United States and other geographic areas in which the SpinCo Business operates.
“SpinCo Certificate” has the meaning set forth in Section 2.01(f).
“SpinCo Common Stock” has the meaning set forth in the Recitals.
“SpinCo Contracts” means the following Contracts to which Citadel, the Manager of the SpinCo Vessels or SpinCo or any member of the Citadel Group or the SpinCo Group is a Party or by which it or any of its Assets is bound, except for any such Contract that is explicitly retained by Citadel or any member of the Citadel Group pursuant to any provision of this Agreement or any Transitional Agreement: (a) any Contract identified or required to be identified on Section 6.09 of the Citadel Disclosure Letter and (b) any other Contract that specifically and exclusively relates to the SpinCo Business, other than those Contracts terminated pursuant to Section 1.08.
“SpinCo Current Liabilities” means the current liabilities of SpinCo as at the Lockbox Date (other than SpinCo Deferred Revenue).
“SpinCo Deferred Revenue” means “deferred revenue” attributable to the SpinCo Business as at the Lockbox Date, determined in accordance with the SpinCo Accounting Principles.
“SpinCo Entities” means the SPVs together with SpinCo.
“SpinCo Equity Interests” has the meaning set forth in Section 6.04(a).

“SpinCo Financial Statements” has the meaning set forth in Section 7.06(b).
“SpinCo Group” means SpinCo and each of its Subsidiaries. Each of the SpinCo Entities will be deemed to be members of the SpinCo Group as of the Closing Date.
“SpinCo Indemnitees” means SpinCo, each member of the SpinCo Group and each of their respective successors and assigns, and all Persons who are or have been shareholders, directors, partners, managers, managing members, officers, agents, representatives or employees of any member of the SpinCo Group (in each case, in their respective capacities as such).
“SpinCo Inventory” has the meaning set forth in Section 1.05(a)(iv).
“SpinCo Liabilities” has the meaning set forth in Section 1.06(a).
“SpinCo Material Contracts” has the meaning set forth in Section 6.09(a).
“SpinCo Prepaid Expenses” means all prepaid expenses (including, for the avoidance of doubt, prepaid insurance premia) attributable to the SpinCo Business as at the Lockbox Date, determined in accordance with the SpinCo Accounting Principles.
“SpinCo SEC Filings” has the meaning set forth in Section 7.08(a).
“SpinCo SPV” means an SPV owning a SpinCo Vessel.
“SpinCo Trade Account Receivables” means all account receivables attributable to the SpinCo Business as at the Lockbox Date, determined in accordance with the SpinCo Accounting Principles.
“SpinCo Transfer” means the contribution of the SpinCo Assets by Citadel to SpinCo and the assumption of the SpinCo Liabilities by SpinCo, in each case, in accordance with this Agreement.
“SpinCo Transfer Documents” has the meaning set forth in Section 1.12.
“SpinCo Vessels” means the vessels listed in Part 1 of Exhibit A.
“Spin-Off” has the meaning set forth in the Recitals.
“Spin-Off Date” means the date on which the Spin-Off occurs.
“Spin-Off Effective Time” means the effective time of the Spin-Off, determined in accordance with Section 4.01(f).
“Spin-Off Record Date” means the close of business on the date to be determined by Citadel’s Board of Directors in accordance with this Agreement as the record date for determining the holders of Citadel Units entitled to receive shares of SpinCo Common Stock in the Spin-Off.
“Spot Charter Commencement Date” means the date on which loading of the Vessel commenced.
“Spot Charter Counterparty” means the counterparty to the Spot Charter.
“Spot Charter Last Discharge Date” means the completion date of last cargo discharge.
“Spot Charter Termination Date” means the termination date of the Spot Charter.
“Spot Voyage” means any Charter Contract that is not a Time Charter.
“Spot Voyage Expenses” has the meaning set forth in Paragraph (b)(ii) of Exhibit J.
“Spot Charter Revenues” has the meaning set forth in Paragraph (b)(iii) of Exhibit J.
“SPV” means a company that owns an interest in a Vessel.
“SPV Books and Records” includes all notices, registers, ledgers, invoices, aging reports, trial balance or management accounts, correspondence, orders, inquiries, drawings, plans, data, books of account, Contracts (including Charters) and other documents and all computer disks or tapes or other machine legible programs or other records relating primarily to one or more SpinCo SPVs or SpinCo Vessels.
“Submitting Party” has the meaning set forth in Paragraph (g)(i) of Exhibit D.

“Subsidiary” of any Person means another Person (other than a natural Person), of which such Person owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect 50% of the Board of Directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein. For the avoidance of doubt, (i) Subsidiaries of Citadel will include SpinCo and the SpinCo Entities prior to the Closing and (ii) Subsidiaries of Dispatch will include SpinCo and the SpinCo Entities after the Closing.
“Tax” means all forms of taxation, whenever created or imposed, and whether of the United States, the Marshall Islands or elsewhere, and whether imposed by a federal, state, municipal, governmental, territorial, local, foreign or other body, and without limiting the generality of the foregoing, will include net income, gross income, capital gains, gross receipts, sales, use, value added, ad valorem, transfer, recording, franchise, profits, license, lease, service, service use, payroll, wage, withholding, employment, unemployment insurance, workers compensation, social security, excise, severance, stamp, business license, business organization, occupation, premium, property, environmental, windfall profits, customs, duties, alternative minimum, estimated or other taxes, fees, premiums, assessments or charges of any kind whatever imposed or collected by any Governmental Authority or political subdivision thereof, together with any related interest, charges, penalties, additions to such tax or additional amounts imposed with respect thereto by such Governmental Authority or political subdivision.
“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any formal or informal claim or request for a Refund filed with any Governmental Authority).
“Tax Return” means any return, filing, report, questionnaire, information statement, claim for Refund, or other document required or permitted to be filed, including any amendments thereto, for any Tax period with any Governmental Authority.
“Third Party” means any Person (including any Governmental Authority) who is not a member of the Dispatch Group (including after the Closing, any member of the SpinCo Group) or Citadel Group.
“Third-Party Claim” has the meaning set forth in Section 10.05(b)(i).
“Time Charter” means Charter Contract for a specified period longer than six months when executed rather than one or more voyages.
“Trade Regulations” has the meaning set forth in Section 5.06(b).
“Trademarks” has the meaning set forth in the definition of  “Intellectual Property.”
“Transaction Announcement” has the meaning set forth in Section 7.04.
“Transactions” means, collectively, the Restructuring, the Spin-Off, the Mergers and the other transactions contemplated by this Agreement and any Transitional Agreement.
“Transfer Documents” has the meaning set forth in Section 1.12.
“Transfer Taxes” means any stamp, sales, use, gross receipts, value added, goods and services, harmonized sales, land transfer or other transfer, intangible, recordation, registration, documentary or similar Taxes imposed in connection with, or that are otherwise related to, the Transactions; provided, however, that “Transfer Taxes” will not include any income or franchise Taxes (including any income or franchise Taxes payable in connection with the Transactions) or Taxes in lieu of any such income or franchise Taxes.
“Transitional Agreement” means each of the agreements attached as Exhibit H.
“Unaudited Dispatch Financial Statements” has the meaning set forth in Section 5.09(a).
“Unaudited SpinCo Financial Statements” has the meaning set forth in Section 7.06(b).
“Vessel” means a SpinCo Vessel or a Dispatch Vessel, as applicable.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.
DSS HOLDINGS L.P. By: DSS Holdings GP Limited, its General Partner
By: /s/ Craig H. Stevenson, Jr. Name: Craig H. Stevenson, Jr. Title: Chief Executive Officer
DSS CRUDE TRANSPORT INC.
By: /s/ Craig H. Stevenson, Jr. Name: Craig H. Stevenson, Jr. Title: Chief Executive Officer
DSS PRODUCTS TRANSPORT INC.
By: /s/ Craig H. Stevenson, Jr. Name: Craig H. Stevenson, Jr. Title: Chief Executive Officer
DIAMOND S TECHNICAL MANAGEMENT LLC
By: /s/ Craig H. Stevenson, Jr. Name: Craig H. Stevenson, Jr. Title: Chief Executive Officer
CAPITAL PRODUCT PARTNERS L.P.
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory
ATHENA SPINCO INC.
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory
ATHENA MERGERCO 1 INC.
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory
ATHENA MERGERCO 2 INC.
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory

ATHENA MERGERCO 3 LLC
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory
ATHENA MERGERCO 4 LLC
By: /s/ Gerasimos Kalogiratos Name: Gerasimos Kalogiratos Title: Authorized Signatory

Annex B
[Evercore Letterhead]
The Board of Directors of Capital Product Partners L.P.
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537
Greece
Members of the Board of Directors:
We understand that Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), proposes to enter into a Transaction Agreement, dated as of the date hereof  (the “Agreement”), with DSS Holdings L.P., a limited partnership organized under the laws of the Cayman Islands (“Dispatch”) and an Affiliate of Diamond S Shipping Group Inc., a Marshall Islands corporation (“Diamond”), DSS Crude Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch Crude HoldCo”), DSS Products Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch MR HoldCo”), Diamond S Technical Management LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of Dispatch (“Dispatch ManagementCo”), Athena SpinCo Inc., a Marshall Islands corporation and a wholly owned Subsidiary of the Partnership (“SpinCo”), Athena Mergerco 1 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 1”), Athena Mergerco 2 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 2”), Athena Mergerco 3 LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of SpinCo (“Merger Sub 3”), and Athena Mergerco 4 LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of SpinCo (“Merger Sub 4” and, together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Subs”).
The Agreement provides, among other things, that by or before the Closing: (i) the Partnership and certain of its Subsidiaries will, directly or indirectly, Convey to SpinCo or the SpinCo Entities the SpinCo Assets, and SpinCo or the SpinCo Entities will assume the SpinCo Liabilities (the SpinCo Assets and SpinCo Liabilities, collectively, the “Tanker Business”); (ii) an indirect Subsidiary of Dispatch (“FinCo”) will enter into one or more credit facilities, a portion of the net proceeds of which will be used to, among other uses, pay the Citadel Transaction Expenses, repay amounts outstanding under certain existing credit facilities of the Partnership and redeem the Citadel Class B Units; (iii) the Partnership will distribute, without consideration, all the shares of SpinCo Common Stock to each Record Holder ratably based on the number of Citadel Units held by each such Record Holder as of the Spin-Off Record Date; (iv) immediately after the distribution described in clause (iii), each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will merge with and into Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, respectively, with the result that, immediately following such mergers, all issued shares of common stock of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo (other than one share of common stock of each of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo issued to SpinCo in such mergers) will automatically be canceled and retired and will be converted into the right to receive a total number of shares of SpinCo Common Stock determined in accordance with the Share Number; (v) Dispatch will distribute all of such shares of SpinCo Common Stock to the holders of Dispatch units pursuant to a plan of liquidation for no consideration; (vi) each of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo will merge with and into Merger Sub 4, with Merger Sub 4 as the surviving entity thereof; (vii) Merger Sub 4 will distribute all of the membership interests of FinCo to SpinCo, and FinCo will then merge with and into SpinCo, with SpinCo as the surviving entity thereof; and (viii) the Partnership will consummate a reverse split of the Citadel Units in accordance with the terms of the limited partnership agreement of the Partnership and applicable NASDAQ rules (collectively, the “Transaction”). Upon the consummation of the Transaction, the Record Holders will own a percentage of the outstanding shares of SpinCo Common Stock equal to one minus a fraction the numerator of which will be the Share Number and the denominator of which will be the total number of shares of SpinCo Common Stock outstanding as of immediately after the consummation of the Transaction (the “Transaction Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement and capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.
Evercore Group L.L.C. 55 East 52nd Street New York, NY 10055 Tel: 212.857.3100 Fax: 212.857.3101

The Board of Directors has asked us whether, in our opinion, the Transaction Consideration is fair, from a financial point of view, to the Record Holders.
In connection with rendering our opinion, we have, among other things:
(i)
reviewed certain publicly available business and financial information relating to the Partnership, including the Tanker Business, that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Partnership, including the Tanker Business, and Diamond prepared and furnished to us by management of the Partnership;

(iii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Diamond prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(iv)
reviewed certain non-public projected financial data relating to the Partnership, to the Tanker Business and to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of the Partnership;

(v)
reviewed certain non-public projected financial data relating to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(vi)
reviewed certain non-public historical and projected operating data relating to the Partnership, to the Tanker Business and to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of the Partnership;

(vii)
reviewed certain non-public historical and projected operating data relating to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(viii)
reviewed the reported prices and the historical trading activity of the common units representing limited partnership interests of the Partnership (the “Partnership Units”);

(ix)
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of the Partnership, the Tanker Business and SpinCo (on a pro forma basis after giving effect to the Transaction) with management of the Partnership (including their views on the risks and uncertainties of achieving the respective projections described in clauses (iv) and (vi) above);

(x)
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of SpinCo (on a pro forma basis after giving effect to the Transaction) with management of Diamond (including their views on the risks and uncertainties of achieving the respective projections described in clauses (v) and (vii) above);

(xi)
reviewed certain third-party charter-free and charter-attached vessel appraisals of the Partnership, including the SpinCo Assets, as provided to us by management of the Partnership;

(xii)
reviewed certain third-party charter-free and charter-attached appraisals of Diamond, as provided to us by management of Diamond;

(xiii)
compared the historical and projected financial performance of the Tanker Business and the projected financial performance of SpinCo (on a pro forma basis after giving effect to the Transaction) and the related valuation multiples of each with those of certain other publicly traded companies that we deemed to be relevant;

(xiv)
compared the implied premium of the Tanker Business from the proposed Transaction with those of certain other transactions that we deemed to be relevant;

(xv)
reviewed drafts of the Agreement and the Transitional Agreements, each dated November 24, 2018, which we assume are in substantially final form and from which we assume the final forms will not vary in any respect material to our analysis; and

(xvi)
performed such other analyses and examinations and considered such other factors that we deemed to be appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Partnership, the Tanker Business and SpinCo referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of management of the Partnership and Diamond, as applicable. We express no view as to any projected financial or operating data relating to the Partnership, the Tanker Business or SpinCo or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of each of the Partnership and Diamond, as applicable, as to the future financial and operational performance of the Partnership, the Tanker Business and SpinCo (both on an individual and combined basis), including, but not limited to, charter revenues, commissions, operating expenses, administrative expenses, voyage fees and expenses. We have also relied, at your direction, without independent verification, upon the third-party charter-free and charter-attached vessel appraisals of the Partnership and the charter-free and third-party charter-attached appraisals of Diamond as provided to us by management of the Partnership and Diamond, as applicable. We have assumed that the terms of the time charter agreements are valid and will remain in full force and effect for the term provided therein and that all charterer’s obligations will be performed for both the Partnership and Diamond in accordance with their respective terms.
For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement and the Transitional Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and the Transitional Agreements and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the consummation of the Transaction or materially reduce the benefits of the Transaction to the Record Holders.
We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities of the Partnership or Diamond, nor have we evaluated the solvency or fair value of the Partnership or Diamond under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Record Holders, from a financial point of view, of the Transaction Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Partnership, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership, or any class of such persons, whether relative to the Transaction Consideration or otherwise. We do not express any view on, and our opinion does not address, the proceeds to be received by the manager of the Partnership in connection with any commercial, management, consulting or similar agreement entered into (or contemplated to be entered into) by such manager and Diamond (or any affiliate thereof) in connection with the Transaction. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. Our opinion does not address the relative merits of the proposed Transaction as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the proposed Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving the Partnership. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the proposed Transaction, including as to how any holder of Citadel Units should vote or act in respect of the proposed Transaction. We express no opinion herein as to the prices, trading range or volume at which the Partnership’s securities will trade following public announcement or consummation of the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Partnership and its advisors with respect to legal, regulatory, accounting and tax matters. We also disclaim any responsibility or liability for any fairness opinion or other advice provided by any financial advisor retained by the Partnership or the Board of Directors or any committee thereof, including Stifel, Nicolaus & Company, Incorporated and DVB Corporate Finance.
The Partnership has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a fee if the Transaction is consummated. In the two years prior to the date hereof, we, Evercore Group L.L.C. (“Evercore”), have provided advisory services to committees of the Board of Directors, for which we have received fees and reimbursement of expenses. During the two year period prior to the date hereof, no relationship has existed between Evercore and its affiliates and Diamond pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. We may provide financial or other services to the Partnership, Diamond and/or their respective equity-holders and affiliates in the future, and in connection with any such services we may receive compensation.
In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Partnership, Diamond and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.
This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the Record Holders.
Very truly yours,
EVERCORE GROUP L.L.C.
By: /s/ Mark Friedman Name: Mark Friedman Title: Senior Managing Director

November 27, 2018
The Board of Directors of Capital Product Partners L.P.
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537
Greece
Members of the Board of Directors:
Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”) is considering entering into a Transaction Agreement (the “Agreement”), with DSS Holdings L.P., a limited partnership organized under the laws of the Cayman Islands (“Dispatch”) and an Affiliate of Diamond S Shipping Group Inc., a Marshall Islands corporation (“Diamond”), DSS Crude Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch Crude HoldCo”), DSS Products Transport Inc., a Marshall Islands corporation and a wholly owned Subsidiary of Dispatch (“Dispatch MR HoldCo”), Diamond S Technical Management LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of Dispatch (“Dispatch ManagementCo”), Athena SpinCo Inc., a Marshall Islands corporation and a wholly owned Subsidiary of the Partnership (“SpinCo”), Athena Mergerco 1 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 1”), Athena Mergerco 2 Inc., a Marshall Islands corporation and a wholly owned Subsidiary of SpinCo (“Merger Sub 2”), Athena Mergerco 3 LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of SpinCo (“Merger Sub 3”), and Athena Mergerco 4 LLC, a Marshall Islands limited liability company and a wholly owned Subsidiary of SpinCo (“Merger Sub 4” and, together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Subs”).
The Agreement provides, among other things, that by or before the Closing: (i) the Partnership and certain of its Subsidiaries will, directly or indirectly, Convey to SpinCo or the SpinCo Entities the SpinCo Assets, and SpinCo or the SpinCo Entities will assume the SpinCo Liabilities (the SpinCo Assets and SpinCo Liabilities, collectively, the “Tanker Business”); (ii) an indirect Subsidiary of Dispatch (“FinCo”) will enter into one or more credit facilities, a portion of the net proceeds of which will be used to, among other uses, pay the Citadel Transaction Expenses, repay amounts outstanding under certain existing credit facilities of the Partnership and redeem the Citadel Class B Units; (iii) the Partnership will distribute, without consideration, all the shares of SpinCo Common Stock to each Record Holder ratably based on the number of Citadel Units held by each such Record Holder as of the Spin-Off Record Date; (iv) immediately after the distribution described in clause (iii), each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will merge with and into Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo, respectively, with the result that, immediately following such mergers, all issued shares of common stock of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo (other than one share of common stock of each of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo issued to SpinCo in such mergers) will automatically be canceled and retired and will be converted into the right to receive a total number of shares of SpinCo Common Stock determined in accordance with the Share Number; (v) Dispatch will distribute all of such shares of SpinCo Common Stock to the holders of Dispatch units pursuant to a plan of liquidation for no consideration; (vi) each of Dispatch MR HoldCo, Dispatch Crude HoldCo and Dispatch ManagementCo will merge with and into Merger Sub 4, with Merger Sub 4 as the surviving entity thereof; (vii) Merger Sub 4 will distribute all of the membership interests of FinCo to SpinCo, and FinCo will then merge with and into SpinCo, with SpinCo as the surviving entity thereof; and (viii) the Partnership will consummate a reverse split of the Citadel Units in accordance with the terms of the limited partnership agreement of the Partnership and applicable NASDAQ rules (collectively, the “Transaction”). Upon the consummation of the Transaction, the Record Holders will own a percentage of the outstanding shares of SpinCo Common Stock equal to one minus a fraction the numerator of which will be the Share Number and the denominator of which will be the total number of shares of SpinCo Common Stock outstanding as of immediately after the consummation of the Transaction (the “Transaction Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement and capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

The Board of Directors of the Partnership (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the Record Holders of the Transaction Consideration to be received by such Record Holders in the Transaction pursuant to the Agreement (the “Opinion”).
In rendering our Opinion, we have, among other things:
(i)
reviewed certain publicly available business and financial information relating to the Partnership, including the Tanker Business, that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Partnership, including the Tanker Business, and Diamond prepared and furnished to us by management of the Partnership;

(iii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Diamond prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(iv)
reviewed certain non-public projected financial data relating to the Partnership, to the Tanker Business and to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of the Partnership;

(v)
reviewed certain non-public projected financial data relating to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(vi)
reviewed certain non-public historical and projected operating data relating to the Partnership, to the Tanker Business and to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of the Partnership;

(vii)
reviewed certain non-public historical and projected operating data relating to SpinCo (on a pro forma basis after giving effect to the Transaction), prepared and furnished to us by management of Diamond, as approved for use by us by the Partnership;

(viii)
reviewed the reported prices and the historical trading activity of the common units representing limited partnership interests of the Partnership (the “Partnership Units”);

(ix)
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of the Partnership, the Tanker Business and SpinCo (on a pro forma basis after giving effect to the Transaction) with management of the Partnership (including their views on the risks and uncertainties of achieving the respective projections described in clauses (iv) and (vi) above);

(x)
discussed the historical financial and operating performance and the current operations, financial projections and financial condition of SpinCo (on a pro forma basis after giving effect to the Transaction) with management of Diamond (including their views on the risks and uncertainties of achieving the respective projections described in clauses (v) and (vii) above);

(xi)
reviewed certain third-party charter-free and charter-attached vessel appraisals of the Partnership, including the SpinCo Assets, as provided to us by management of the Partnership;

(xii)
reviewed certain third-party charter-free and charter-attached appraisals of Diamond, as provided to us by management of Diamond;

(xiii)
compared the historical and projected financial performance of the Tanker Business and the projected financial performance of SpinCo (on a pro forma basis after giving effect to the Transaction) and the related valuation multiples of each with those of certain other publicly traded companies that we deemed to be relevant;

(xiv)
compared the implied premium of the Tanker Business from the proposed Transaction with those of certain other transactions that we deemed to be relevant;

(xv)
reviewed drafts of the Agreement and the Transitional Agreements, each dated November 24, 2018, which we assume are in substantially final form and from which we assume the final forms will not vary in any respect material to our analysis;

(xvi)
conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xvii)
took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Partnership’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and operating and other information that was provided to Stifel by or on behalf of the Partnership or Diamond, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Partnership, we have assumed, at the direction of the Partnership, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Partnership as to the future operating and financial performance of the Partnership, the Tanker Business and SpinCo, and that they provided a reasonable basis upon which we could form our Opinion. With respect to the financial forecasts supplied to us by Diamond, we have assumed, at the direction of the Partnership, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Diamond as to the future operating and financial performance of SpinCo, and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.
In rendering our Opinion, we have also relied, at your direction, without independent verification, upon the assessments of the management of the Partnership as to the future operational performance of the Partnership, the Tanker Business and SpinCo (on a pro forma basis after giving effect to the Transaction), and the management of Diamond as to the future operational performance SpinCo (on a pro forma basis after giving effect to the Transaction), including, but not limited to, charter revenues, commissions, operating expenses, administrative expenses, voyage fees and expenses. We have also relied, at your direction, without independent verification, upon the third-party charter-free and charter-attached vessel appraisals of the Partnership as provided to us by management of the Partnership, and upon the charter-free and third-party charter-attached appraisals of Diamond as provided to us by management of Diamond. We have assumed that the terms of the time charter agreements are valid and will remain in full force and effect for the term provided therein and that all charterer’s obligations will be performed for both the Partnership and Diamond in accordance with their respective terms.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Partnership, the Tanker Business or Diamond since the dates of the last financial statements (in the case of the Partnership and Diamond) or the last financial summaries (in the case of the Tanker Business) of each entity made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of the Partnership and Diamond and the financial summaries of the Tanker Business are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Partnership’s or Diamond’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Partnership or Diamond, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Agreement and Transitional Agreements will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Agreement and Transitional Agreements, without any waiver of material terms or conditions by the Partnership or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Partnership or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Partnership has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Partnership, the Transaction, the Agreement and the Transitional Agreements.
Our Opinion is limited to whether the Transaction Consideration is fair to the Record Holders, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Partnership, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Partnership; (ii) the legal, tax or accounting consequences of the Transaction on the Partnership or the holders of Partnership Units; (iii) the fairness of the amount or nature of any compensation to any of the Partnership’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Partnership’s securities; or (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Partnership other than the Record Holders, or any class of securities of any other party to any transaction contemplated by the Agreement and the Transitional Agreements. We also do not express any view on, and our Opinion does not address, the proceeds to be received by the manager of the Partnership in connection with any commercial, management, consulting or similar agreement entered into (or contemplated to be entered into) by such manager and Diamond (or any affiliate thereof) in connection with the Transaction. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Partnership’s securities will trade following public announcement or consummation of the Transaction. We also disclaim any responsibility or liability for any fairness opinion or other advice provided by any financial advisor retained by the Partnership or the Board or any committee thereof, including Evercore Group L.L.C. and DVB Corporate Finance.
Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Partnership or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Further, as the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Partnership or the Transaction. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any equity-holder of the Partnership as to how any such equity-holder should vote at any equity-holders’ meeting at which the Transaction is considered, or whether or not any equity-holder of the Partnership should enter into a voting, shareholders’ or affiliates’ agreement with respect to the Transaction. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Partnership and does not address the underlying business decision of the Board or the Partnership to proceed with or effect the Transaction.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Partnership, the Tanker Business or SpinCo.
Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board and will receive a fee upon the consummation of the Transaction. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Partnership has agreed to indemnify us for certain liabilities arising out of our engagement. Stifel agreed to act as financial advisor to the Partnership in connection with a contemplated preferred equity offering in 2017 that was not consummated and for which no compensation was received. There otherwise have been no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. Stifel may seek to provide investment banking services to the Diamond or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Partnership and Diamond and may at any time hold a long or short position in such securities.
Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Partnership.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by the Record Holders in the Transaction pursuant to the Agreement is fair to such Record Holders, from a financial point of view.
Very truly yours,
/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED
STIFEL, NICOLAUS & COMPANY, INCORPORATED

DVB Capital Markets LLC 100 Park Avenue, 13th Floor New York, New York 10017 Phone: +1 212 858-8864 November 27, 2018
Special Committee of the Board of Directors
Capital Product Partners L.P.
3, Iassonos Street Capital Building
Piraeus, Attica 18537
Greece
Members of the Special Committee of the Board of Directors:
The Special Committee of the Board of Directors of Capital Product Partners L.P. (“CPLP” and together with its wholly-owned subsidiaries, the “Company”) has engaged DVB Corporate Finance (“DVBCF”, “we” or “us”), acting through DVB Capital Markets LLC and its affiliates, to serve as an independent financial advisor to the Special Committee of the Board of Directors of CPLP (the “Special Committee”) (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness to the holders of CPLP common units and CPLP general partner units (the “CPLP Unit Holders”), from a financial point of view, of the Consideration (as defined below) to be held by such CPLP Unit Holders immediately after the Transaction described below (without giving effect to any impact of the Transaction on any particular CPLP Unit Holder other than in its capacity as a CPLP Unit Holder).
Description of the Transaction
We understand that the Company intends to enter into a transaction agreement (the “Transaction Agreement”) with DSS Holdings L.P. (“DSS”), three wholly owned subsidiaries of DSS (the “DSS Subsidiaries,” and together with their respective subsidiaries and controlled affiliates, the “DSS Entities”) together holding certain assets and liabilities of the DSS Entities, including 43 crude and product tankers owned by the DSS Entities (the “DSS Assets”), Athena SpinCo, Inc., a newly incorporated Marshall Islands corporation that is a wholly owned subsidiary of CPLP (“Newco”), and four wholly owned subsidiaries of Newco, providing for a proposed transaction (the “Transaction”) which will include the following key steps:
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CPLP will contribute to Newco certain assets and liabilities of the Company, including all of the 25 crude and product tanker vessels owned by the Company (the “CPLP Assets,” and together with the DSS Assets, the “Assets”);

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a subsidiary of one of the DSS Subsidiaries will enter into credit facilities, a portion of the net proceeds of which will be used to pay to CPLP an amount equal to the sum of  $309.0 million plus the amount of certain transaction expenses of CPLP, such amount to be used by CPLP to redeem all of CPLP’s Class B convertible preferred units and repay a portion of CPLP’s indebtedness under its existing credit facilities;

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immediately thereafter, CPLP will distribute all of the then outstanding shares of common stock of Newco (“Newco Common Stock”) to CPLP Unit Holders on a pro rata basis (the “Spin-Off”); and

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immediately after the Spin-Off, the DSS Subsidiaries will, through a series of triangular mergers, merge with and into a wholly owned subsidiary NewCo, and in certain of such mergers, DSS will receive newly issued shares of Newco Common Stock, which will be distributed by DSS to its unit holders.

Immediately after consummation of the Transaction, CPLP Unit Holders, in the aggregate, will hold approximately 33.1% of the outstanding shares of Newco Common Stock and 100% of the outstanding common units and general partner units of CPLP (collectively, the “Consideration”).
Scope of Analysis
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Our procedures, investigations and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.   reviewed drafts of documents related to the Transaction (the “Transaction Documents”), including a draft of the Transaction Agreement dated as of November 21, 2018;
2.   reviewed certain business and financial information relating to the Company, the DSS Entities and the Assets that we deemed to be relevant, whether publicly available or made available to us by the management of the Company or certain of its representatives and advisors;
3.   reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company, the DSS Entities and the Assets made available to us by the management of the Company and certain of its representatives and advisors, including financial projections (and adjustments thereto) relating to the Company and the CPLP Assets prepared by the management of the Company, and financial projections (and adjustments thereto) relating to the DSS Entities and the DSS Assets prepared by the management of the DSS Entities, in each case, for the years ending December 31, 2018 through December 31, 2023;
4.   spoken with certain members of the management of the Company and certain of its representatives and advisors regarding (a) the business, operations, financial condition, past performance relative to projected performance and prospects of the Company, the DSS Entities and the Assets and (b) the Transaction and related matters;
5.   performed certain valuation and analyses using generally accepted valuation and analytical techniques including (a) a discounted cash flow analysis, (b) a net asset value analysis, (c) an analysis of selected public companies that we deemed to be relevant, and (d) an analysis of the publicly available financial terms of certain transactions that we deemed to be relevant;
6.   reviewed current and historical market prices and trading volume for CPLP’s common units; and
7.   conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
Assumptions, Qualifications and Limiting Conditions
We have relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all data, material, opinions, representations and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and have not assumed any responsibility with respect to such data, material, opinions, representations and other information. In addition, management of the Company and the DSS Entities have advised us, and we have assumed, that any estimates, evaluations, forecasts and financial projections (and adjustments thereto) furnished to us and utilized in our analyses have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, the DSS Entities and the Assets, as applicable, and we express no opinion with respect to such evaluations, forecasts, projections or estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, the DSS Entities or the Assets since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us, in each case that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any respect that would be material to our analyses or this Opinion.
We have relied upon and assumed, without independent verification, that, to the extent material to our analyses or this Opinion, (a) the representations and warranties of all parties to the Transaction Documents and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Transaction Documents and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Agreement and such other related documents and instruments, without any material amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects material to our analyses or this Opinion with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company, the DSS Entities or the Assets or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of the Transaction Documents will not differ from the drafts of the Transaction Documents identified above in any respect that would be material to our analyses or this Opinion.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company, the DSS Entities or any other party (including the Assets), nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of the Company, the DSS Entities or any other entity or business (including the Assets). We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or the DSS Entities are or may be a party or is or to which the Company, the DSS Entities or the Assets may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the DSS Entities ares or may be a party or is or to which the Company, DSS Entities or the Assets may be subject.
This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. This Opinion does not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for CPLP’s common units or securities of NewCo. We also are not expressing any opinion as to the price or range of prices at which CPLP common units or shares of the NewCo Common Stock will trade at any time. To the extent that any of the assumptions set forth in this Opinion or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.
This Opinion is furnished for the use and benefit of the Special Committee in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on our part to any party. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, the Board of Directors of CPLP (the “Board”), any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction or otherwise.
In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, DSS, or NewCo or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.
We have not been asked to, and we do not, express any opinion with respect to any matter other than the fairness, from a financial point of view, of the Consideration to be held by the CPLP Unit Holders immediately after the consummation of the Transaction to such CPLP Unit Holders. We also have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, CPLP, the CPLP Unit Holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise, including, without limitation, any terms or aspects of the financing to be undertaken by NewCo or CPLP in connection with the Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except to the extent expressly set forth in the last paragraph of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees (in their capacities as such) of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise, or (ix) whether the Consideration is the best possibly attainable under any circumstances; instead this Opinion merely states whether the Consideration is within a range suggested by certain financial analyses. Furthermore, this Opinion is not intended to be, and does not constitute, an opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel and interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the DSS Entities, the Assets, NewCo, and the Transaction or otherwise.
The issuance of this Opinion was approved by the Opinion Committee of DVB Capital Markets LLC.
Disclosure of Prior Relationships
Certain of our affiliates in the past have provided and currently are providing investment banking or financial advisory or other financial services to participants in the Transaction and/or their respective affiliates, including DSS, for which we and our affiliates have received, and may continue to receive, compensation. For the prior engagements, we have received customary fees, expense reimbursement and indemnification.
We have acted as financial advisor to the Special Committee and we will receive a fee for our services, including for rendering this Opinion. No portion of our fee is contingent upon the successful consummation of the Transaction or the conclusion contained in this Opinion. In addition, CPLP has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

Conclusion
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be held by the CPLP Unit Holders immediately after the consummation of the Transaction is fair to such CPLP Unit Holders from a financial point of view.
Yours Faithfully,
DVB Capital Markets LLC
By: /s/ Trond Rokholt Trond Rokholt Managing Director DVB Corporate Finance
By: /s/ Benjamin Grenier Benjamin Grenier Senior Vice President DVB Corporate Finance